Form 20-F
period 2011-12-31
GENTOR RESOURCES INC.
filed 2012-04-30
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

Commission file number: 333-130386

GENTOR RESOURCES INC.

(Exact Name of Registrant as Specified in Its Charter)

Cayman Islands

(State or Other Jurisdiction of Incorporation of Organization)

1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada
(Address of Principal Executive Offices, including Zip Code)

Contact: Geoffrey G. Farr; Phone: (416) 366-2221; Fax: (416) 366-7722; Address: 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2011:

62,753,840 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ☐ No ☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐ Item 17 ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

GENTOR RESOURCES INC. - FORM 20-F

-ii-

Table of Contents

(continued)

-iii-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding drilling and other exploration results, metallurgical testwork results, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing in the future; risks related to the exploration stage of the Company's properties; the possibility that future exploration results will not be consistent with the Company's expectations; fluctuations in copper or gold prices and currency exchange rates; copper recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that copper recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); inflation; changes in equity markets; political developments in Oman; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. In connection with the forward-looking statements contained in this Form 20-F, the Company has made certain assumptions about the Company’s business, the economy and the mineral exploration industry in general, the Company’s continued exploration and/or development of its Oman properties (including its ability to fund same), the regulatory framework in Oman with respect to, among other things, the Company’s ability to obtain, maintain, renew and/or extend required permits, licenses, authorizations and/or approvals from the appropriate regulatory authorities and the Company’s ability to continue to obtain qualified staff and equipment in a timely and cost-efficient manner, and has also assumed no unusual geological or technical problems occur, equipment works as anticipated and no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

CAUTIONARY NOTE TO U.S. INVESTORS

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral property information contained in or incorporated by reference in this Form 20-F has been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"), and mineral property information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies.

CURRENCY

Unless stated otherwise or the context otherwise requires, all references in this Form 20-F to "US$" are to United States dollars and all references in this Form 20-F to "Cdn$" are to Canadian dollars.

GLOSSARY OF MINING TERMS

Acidic	A volcanic rock containing very high silica content. Often referred to as felsic.

Andesite	An extrusive, volcanic rock of intermediate composition. It is a mix between mafic (basalt) and felsic (dunite) melts.

Back-arc rift	Basins associated with subduction zones. Back-arc rifts are found at convergent plate boundaries and result from tension caused by ocean trench rollback and collapse of the edge of the continent.

Basic	Rock that is rich in silica and commonly contains silicate minerals such as quartz and feldspar. Often referred to as mafic.

Bronze Age	The Bronze Age of a culture is the period when the most advanced metalworking (at least in systematic and widespread use) in that culture used bronze. This could either have been based on the local smelting of copper and tin from ores, or trading for bronze from production areas elsewhere.

Conglomerate	Lithified sedimentary rock consisting of rounded fragments larger than 0.08 in. (2 mm) in diameter. It is commonly contrasted with breccia. Conglomerates are usually subdivided according to the average size of their constituent materials into pebble (fine), cobble (medium), and boulder (coarse).

Convergence	Locations where tectonic plates are moving towards each other. Convergence usually causes eventual collision of oceanic and continental or oceanic and oceanic crust.

Cretaceous	The Cretaceous is a period in the Mesozoic Era aged between 145.5Ma and 65.5Ma. It is divided into a Lower Series (145.5Ma and 99.6Ma) and Upper (99.6Ma to 65.5Ma).

Diabase	A fine-grained, mafic, volcanic rock that typically intrudes into the crust as dykes and other shallow intrusive bodies.

Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perpendicular to the strike of the structure.

Dunite	Dunite is a peridotite that has undergone continued partial melting until no pyroxene remains. It forms at a later stage than harzburgite.

Dyke	A sheet-like intrusion that cuts across pre-existing rock in narrow, elongated bodies of rock perpendicular to the ground surface.

Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.

Extrusive	A magma which makes its way to the surface of the Earth and erupts as a lava.

Fault	The process of fracturing that produces a displacement. A fracture in earth materials, along which the opposite sides have been displaced parallel to the plane of movement.

Feasibility study	A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Gossan	Gossan is intensely oxidized, weathered or decomposed rock, usually the upper and exposed part of an ore deposit or mineral vein.

Grade	The relative quality or percentage of ore metal content.

Harzburgite	Harzburgite is a variety of peridotite and is an ultramafic rock containing olivine and pyroxene. Harzburgite typically forms as a partial melt of pyroxene-rich peridotite.

Hydrological	Pertaining to water either above or below the surface.

Imbrication	Imbrication is the preferred orientation of clasts where they overlap one another in a consistent fashion. Imbrication is observed in conglomerates and some volcaniclastic deposits and is often formed by thrusting.

In situ	In place, i.e. within unbroken rock.

Intrusion	Molten rock moves through solid or brittle rock along fracture, faults or weaknesses.

Lens	A lens is a body of rock or a deposit that is thick in the middle and thin at the edges, resembling a convex lens in cross-section.

Lithology	The general physical characteristics of a rock that enable division into different rock types of different ages and characteristics.

Mafic	Rock that is rich in magnesium and/or iron commonly containing olivine, pyroxene, amphibole and biotite.

Magma Chamber	A magma chamber is a large underground pool of molten rock. These chambers fill up with magma and build up pressure until an outlet can be found along faults or fractures. The magma may eventually cool down and freeze in place or erupt on the surface.

Mantle Diapir	A mantle diapir is a type of intrusion of ductile rock from the mantle that rises through brittle overlying crustal rocks. Diapirs usually move along fractures.

Massif	A Massif is an oceanic core complex consisting of basic to ultrabasic rocks including sheeted dykes, plutonic complexes and pillow lavas. Massifs are often host to ophiolites.

Melange	A melange is a large scale breccia, characterized by a lack of continuous bedding and the inclusion of fragments of rock of all sizes, contained in a fine-grained deformed matrix. Large-scale melanges formed in active continental margin settings generally consist of altered oceanic crustal material and blocks of continental slope sediments in a sheared mudstone matrix.

Mesozoic	A geological era aged 251Ma to 65.5Ma representing part of the recent Phanerozoic Eon. It is divided into 3 periods, namely the Triassic, Jurassic and Cretaceous.

Metallogenic	A geographic area characterized by a particular assemblage of mineral deposits. Similar deposits can usually be found at different locations on the Earth.

Mineralisation	The presence of a target mineral in a mass of host rock.

Morphology	The form and shape of a geographical feature.

Ophiolite	An ophiolite is formed from oceanic crust, created by rifting or spreading in an ocean basin, such as at a mid-ocean ridge, that has been thrust onto a continent due to convergence. Ophiolites generally contain oceanic and upper mantle rocks including basalt and may contain VMS deposits.

Ore	A mixture of valuable and worthless minerals from which at least one of the minerals can be mined and processed at an economic profit.

Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.

Palaeozoic	A geological era aged 542Ma to 251Ma representing part of the recent Phanerozoic Eon. It is divided into six periods, namely the Cambrian, Ordovician, Silurian, Devonian, Carboniferous and Permian.

Pelagic	Sediments that are deposited out of ocean water when particles settle out of suspension. Deposition can persist over a long period of time and the resulting pelagic sediments can form very thick deposits.

Peridotite	Dense, coarse-grained, ultramafic igneous rock from the upper mantle that produces layered mafic to ultramafic cumulates and intrusive rocks as magma in the overlying crust.

Picrite	Picrite is a high-magnesium olivine basalt.

Polymetallic	A substance composed of a combination of different metals.

Proto-ocean	A proto-ocean is the often precursor to a major ocean. Proto-oceans are usually short lived and close up. Closure can be due to failed rifting or an ocean that is formed and closed during supercontinent formation and break up.

Pyrite	An iron sulfide with the formula FeS2. This mineral's metallic luster and pale-to-normal, brass-yellow hue have earned it the nickname fool's gold due to its resemblance to gold.

Pyrrhotite	An iron sulfide mineral with variable iron content and a formula of Fe(1-x) S. Pyrrhotite has a metallic lustre, is yellow in colour and is often mistaken for pyrite.

Refining	The final purification process of a metal or mineral.

Semail Ophiolite	The Semail Ophiolite has been radiometrically dated as between 97.9 and 93.5 million years (Mid- Cretaceous) and is therefore part of the wider Tethyan Orogen. It is believed to have formed in the Tethys “Proto-Ocean” located approximately where The Gulf and The Gulf of Oman are today. This Proto-Ocean formed in the Mid-Cretaceous but closed again in the Late Cretaceous (approximately 70-80 million years). As the Proto-Ocean closed, the Oceanic Crust which had formed at the same time as the Continental Crust parted, rather than being subducted beneath, was at least partly pushed up onto of the Arabian Plate to the west, to form the Semail Ophiolite.

Sheeted Dyke Complex	A sheeted dyke is a feeder zone for basalt that erupts on the surface of the ocean as pillow lava. Continued injection in this way leads to sea floor spreading. When the oceanic crust is thrust onto a continent in an ophiolite, Sheeted Dyke Complexes are a normal component of the ophiolite.

Smelting	The extraction of metal from ore by heating.

Stockwork zone	Stockwork zones are complex systems of structurally controlled or randomly oriented veins. Stockworks are common in many ore deposit types and usually form due to hydrothermal activity.

Stratigraphic	A term describing the sequence in time of bedded rocks which can be correlated between different localities.

Strike length	Horizontal distance along the direction that a structural surface takes as it intersects the horizontal.

Supercontinent	An assembly of numerous continents to form a large landmass.

Tectonised	Rock that has been highly deformed as a result of tectonic activity.

Tethyan Orogen	The Tethys Orogen is a larger scale orogeny that the Semail Ophiolite and includes ophiolite deposits in Cypres, Greece. It is the product of oceanic crust that was thrust onto continental crust rather than being subducted during the mid-cretaceous.

Tethys Ocean	An ancient ocean during the Mesozoic was a predecessor to the Atlantic Ocean, Meditteranean and Caribbean Sea. The Tethys Ocean opened and closed a number of times during the formation and breakup of the supercontinents Pangaea, Gondwana and Laurasia.

Tholeiite	Tholeiite is a type of basalt that contains little alkali. Tholeiites are produced by submarine volcanism at mid-ocean ridges and make up much of the oceanic crust on earth.

Thrust	Compressive force in the earth's crust produces folds and faults as it pushes crust up and over pre-existing rock.

Turonian	The Turonian is the second of six ages in the Upper Cretacious and is aged between 93.5Ma and 89.3Ma.

Ultramafic	Ultramafic rocks contain very little silica and are rich in magnesium and/or iron. The Earth's mantle is made up of ultramfica rocks.

Volcanogenic Massive Sulphide	Volcanogenic Massive Sulphides (VMS) are mineral deposits that are formed in a submarine environment through volcanic associated hydrothermal events. VMS deposits are predominantly stratiform accumulations of sulfide minerals that precipitate from hydrothermal fluids on or below the seafloor in a wide range geological settings (usually associated with mid-ocean ridge spreading zones). In modern oceans they are synonymous with sulfurous plumes called black smokers. VMS are also sometimes known as a volcanic hosted massive sulphide (VHMS).

Wadi	An Arabic term that traditionally refers to a valley or dry riverbed that contains water only during times of heavy rain.

ABBREVIATIONS

AAPG	American Association of Petroleum Geologists
Ag	Silver
Amsl	Above Mean Sea Level
ASAIMM	Associate of the South African Institute for Mining & Metallurgy
Au	Gold
Bn	Billion
Co	Cobalt
Cu	Copper
FAusIMM	Fellow of the Australasian Institute of Mining and Metallurgy
Fe	Iron
FGSSA	Fellow of the Geological Society of South Africa
FSAIMM	Fellow of the South African Institute for Mining & Metallurgy
Ga	Giga annum (Billion years)
GIS	Geographic Information System
GPS	Global Positioning System
IP	Induced Polarisation
km	Kilometre
km2	Square kilometre
M.Sc	Master of Science degree
m2	Square metres
Ma	Mega annum (Million years)
mamsl	Meters above mean sea level
Mn	Manganese
Mt	Million tonnes
Ni	Nickel
oz	Ounce
PEM	Pulse Electromagnetic Survey
Pr.Sci.Nat	Professional Natural Scientist
Se	Selenium
t	metric tonnes
UNESCO	United Nations Educational, Scientific and Cultural Organization
VMS	Volcanogenic Massive Sulphide
VTEM	Versatile Time-Domain Electromagnetic
Zn	Zinc

PART 1

Item 1. Identity of Directors, Senior Management and Advisors

This Form 20-F is being filed as an annual report under the United States Securities Exchange Act of 1934, as amended, (the "U.S. Exchange Act") and, as such, there is no requirement to provide any information under this item.

Item 2. Offer Statistics and Expected Timetable

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2011, 2010, 2009, 2008 and 2007. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except per share data)
						Cumulative from
	2011	2010	2009	2008	2007	Inception to Dec. 31, 2011
Revenue	$-	$-	$-	$-	$-	$-
Net loss from operations	(5,694)	(3,611)	(529)	(3,191)	(1,882)	(15,232)
Net loss	(5,603)	(3,610)	(565)	(3,189)	(1,882)	(15,182)
Net loss per share	(0.09)	(0.09)	(0.03)	(0.14)	(0.10)
Current assets	7,011	5,379	28	76	1,725
Mineral properties	18,248	18,248	-	169	169
Total assets	25,527	24,013	386	718	2,081
Total liabilities	999	1,519	2,379	2,146	320
Net assets	24,529	22,495	(1,993)	(1,428)	1,762
Capital stock	40,768	32,073	3,975	3,975	3,975
Shareholders' equity (deficiency)	24,529	22,495	(1,993)	(1,428)	1.762
Weighted average common shares outstanding	59,559	38,904	22,500	22,500	18,348

Exchange Rates

On April 20, 2012, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was Cdn$1.00 = US$1.0089. The following table sets forth, for each of the years indicated, additional information with respect to the noon buying rate for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2011	2010	2009	2008	2007
Average (1)	1.0144	0.9659	0.8793	0.9335	0.9376

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months

Rate	October 2011	November 2011	December 2011	January 2012	February 2012	March 2012
High	1.0068	0.9877	0.9895	1.0014	1.0136	1.0154
Low	0.9430	0.9536	0.9613	0.9735	0.9984	0.9987

B. Capitalization and Indebtedness

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C. Reason for the Offer and Use of Proceeds

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

D. Risk Factors

There are a number of risks that may have a material and adverse impact on the future operating and financial performance of Gentor and could cause the Company's operating and financial performance to differ materially from the estimates described in forward-looking statements relating to the Company. These include widespread risks associated with any form of business and specific risks associated with Gentor's business and its involvement in the mineral exploration industry.

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Gentor's business (which is the exploration of mineral properties) and the present stage of its development. In addition to the other information presented in this Form 20-F, a prospective investor should carefully consider the risk factors set out below and the other information that Gentor files with the SEC and with Canadian securities regulators before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business.

The Company’s properties are in the exploration stage, and there can be no assurances that the Company’s exploration activities will result in discoveries that are commercially viable.

The Company's properties are in the exploration stage only and do not contain any "reserves", as that term is defined in SEC Industry Guide 7. The term "reserves" is defined in SEC Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Gentor not receiving an adequate return on invested capital.

There is no certainty that the expenditures made by Gentor towards the search for and evaluation of mineral deposits will result in discoveries that are commercially viable. In addition, in the case of a commercial ore-body, depending on the type of mining operation involved, several years can elapse from the initial phase of drilling until commercial operations are commenced.

Exploration, development and mining involve a high degree of risk.

Mining operations generally involve a high degree of risk. Such operations are subject to all the hazards and risks normally encountered in the exploration for, and development and production of copper and other precious or base metals, including unusual and unexpected geologic formations, seismic activity, rock bursts, fires, cave-ins, flooding and other conditions involved in the drilling and removal of material as well as industrial accidents, labour force disruptions, fall of ground accidents in underground operations, and force majeure factors, any of which could result in damage to, or destruction of, mines and other producing facilities, damage to person or property, environmental damage, delays, increased production costs, monetary losses and possible legal liability. Milling operations are subject to hazards such as equipment failure or failure of mining pit slopes and retaining dams around tailings disposal areas, which may result in environmental pollution and consequent liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution or other hazards as a result of the disposal of waste products occurring from production, is not generally available to the Company or to other companies within the mining industry. The Company may suffer a material adverse effect on its business if it incurs losses related to any significant events that are not covered by insurance policies.

There is no assurance that the Company will be able to raise sufficient funds to pursue its objectives, and any delays in raising such funds could result in indefinite postponement of planned activities and could have a material adverse effect upon the Company.

The Company’s current cash position is only expected to be sufficient to fund the Company’s proposed 2012 exploration program and corporate overhead until the second or third quarter of 2012. As a mineral exploration company, the Company does not generate cash flow from its activities and it must rely primarily on issuances of its securities or the borrowing of funds to finance its operations. The exploration and development of the Company's properties will require substantial funds and there is no assurance that such funds will be available to the Company on commercially reasonable terms or in sufficient amounts to allow the Company to continue to pursue its objectives.

The inability of the Company to raise further funds, whether through additional equity issuances or by other means, could result in delays or the indefinite postponement of planned exploration or development activities or, in certain circumstances, the loss of some or all of its property interests or cessation of all exploration and development activities. The occurrence of any of these events could have a material adverse effect upon the Company.

The Company may be adversely affected by fluctuations in metal prices.

The economic viability of any precious metal property in which Gentor may have an interest will be significantly affected by changes in the market price of precious metals. Precious metal prices fluctuate on a daily basis and are affected by numerous factors beyond Gentor's control. The level of interest rates, the rate of inflation, world supply of precious metals and stability of exchange rates can all cause significant fluctuations in precious metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of precious metals has historically fluctuated widely and such fluctuations could have a material adverse effect on Gentor's business and financial condition.

Disruptions in the global economic and financial markets may adversely affect the Company’s ability to obtain capital and financing.

Recent market events and conditions, including disruption in the Canadian, U.S. and international credit markets and other financial systems and the deterioration of Canadian, U.S. and global economic conditions, could, among other things, impede access to capital or increase the cost of capital, which would have an adverse effect on the Company's ability to fund its working capital and other capital requirements.

Notwithstanding various actions by U.S., Canadian and foreign governments, concerns about the general condition of the capital markets, financial instruments, banks, investment banks, insurers and other financial institutions have caused the broader credit markets to deteriorate and stock markets to decline. In addition, general economic indicators have deteriorated, including declining consumer sentiment, increased unemployment and declining economic growth and uncertainty about corporate earnings. These disruptions in the credit and financial markets have had a significant material adverse impact on a number of financial institutions and have limited access to capital and credit for many companies, particularly resource exploration companies such as the Company.

These disruptions could, among other things, make it more difficult for the Company to obtain, or increase its cost of obtaining, capital and financing for its operations. The Company's access to additional capital may not be available on terms acceptable to the Company or at all.

The Company expects to raise additional capital through equity financing in the future, which would cause dilution and loss of voting power with respect to the Company’s existing shareholders.

The Company expects to undertake in the future additional offerings of common shares of the Company or of securities convertible into common shares of the Company. The increase in the number of common shares issued and outstanding and the possibility of sales of such common shares may depress the price of the Company’s common shares. In addition, as a result of such additional common shares, the voting power and ownership interest of the Company's existing shareholders would be diluted.

Negative market perception of junior mineral exploration companies could adversely affect the Company.

Market perception of junior mineral exploration companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

The Company's property interests in a foreign country are subject to risks from political and economic instability.

The Company's material properties are located in Oman. Oman is ruled as an absolute monarchy, or Sultanate, with the Sultan Qaboos having ruled since 1970 and his father before him. As the Company's material properties are located in Oman, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties.

The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalisation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of any earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary permits, opposition to exploration or mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies. Some of the Company's current and potential operations are located in or near communities that may now, or in the future, regard such an operation as having a detrimental effect on their economic and social circumstances. Should this occur, it may have a material adverse impact on the viability of an operation. In addition, such an event may adversely affect the Company's ability to enter into new operations in the country.

Pro-democracy demonstrations swept across the Arab world in waves during February and March 2011. Although these protests were regime transformational in Egypt and Tunisia and bloody in Libya, they were less effective in the wealthier Arab States such as Oman. However, there have been some protests in Oman and related vandalism and violence, including one incident where rubber bullets fired on protestors by police killed two people and critically injured another. To date, the demonstrations appear to be short-lived.

The Company’s corporate structure and potential limitations in transacting business among the Company and its subsidiaries could have an adverse effect on the Company’s business and financial condition.

The Company is a foreign corporation and conducts operations through foreign subsidiaries and all of its assets are held in these subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the Company and its subsidiaries, or among its subsidiaries, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon the Company's business and financial condition.

The title to mineral claims is often uncertain and there may be challenges to or problems with the Company's title to its mineral properties.

While the Company has investigated its rights to explore and develop its properties, no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. Other parties may dispute title to the exploration properties in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers or other claims and may be affected by undetected defects.

The Company’s activities are subject to various laws and government approvals and no assurance can be given that the Company will be successful in obtaining or maintaining such approvals or that it will successfully comply with all applicable laws.

Gentor's mineral exploration and planned development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Gentor's exploration activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

Many of Gentor's mineral rights are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the Oman government. No assurance can be given that Gentor will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Gentor may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be delayed or curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in the exploration or development of mineral properties may be required to compensate those suffering loss or damage by reason of the activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

Amendments to current laws and regulations governing operations or more stringent implementation thereof could have a substantial adverse impact on Gentor and cause increases in exploration expenses, capital expenditures or require abandonment or delays in development of mineral interests.

Various market factors, both related and unrelated to the Company’s performance, could cause the market price for the Company’s securities to fluctuate significantly and could have a material adverse effect on an investor’s investment in the Company.

There can be no assurance that an active market for the Company's securities will be attained or sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in Oman and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

The Company expects that it will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

The Company believes that it should be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code and be subject to U.S. tax on its worldwide income. Treatment of the Company as a U.S. corporation for U.S. federal income tax purposes may have adverse tax consequences for non-U.S. shareholders. Holders of the Company’s common shares are urged to consult their own tax advisors regarding the acquisition, ownership and disposition of the Company’s common shares. This paragraph is only a brief summary of these tax rules and is qualified in its entirety by the section below entitled "Certain United States Federal Income Tax Considerations".

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following net losses during each of the following periods:

•	US$5,603,314 for the year ended December 31, 2011;
•	US$3,610,465 for the year ended December 31, 2010;
•	US$564,947 for the year ended December 31, 2009;
•	US$3,189,473 for the year ended December 31, 2008; and
•	US$1,881,910 for the year ended December 31, 2007.

The Company had an accumulated deficit of approximately US$16,239,433 as of December 31, 2011.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of ongoing exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

The Company is exposed to a heightened degree of risk due to the lack of property diversification.

The Company's activities are currently focused on its properties in Oman. The Company will as a consequence be exposed to some heightened degree of risk due to the lack of property diversification. Adverse changes or developments affecting its properties in Oman would have a material and adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company has no history of mining operations or profitability and is subject to all of the risk associated with establishing new mining operations and businesses.

The Company's properties are in the exploration stage only. The development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, Gentor is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. The costs, timing and complexities of mine construction and development are increased by the location of the Company's properties. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce copper (or other minerals) at any of its properties.

Mineral exploration involves a high degree of risk against which the Company is not currently insured.

The Company's insurance does not cover all the potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences. In addition, Gentor may elect not to obtain coverage against these risks because of premium costs or other reasons, and where coverage is maintained, losses may exceed policy limits. Losses from these events may cause Gentor to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

The Company’s operations may be adversely affected by environmental hazards on the properties and related environmental regulations.

All phases of Gentor's operations are subject to environmental regulation. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Compliance with environmental laws and regulations may require significant capital outlays on behalf of the Company and may cause material changes or delays in the Company's intended activities. There is no assurance that future changes in environmental regulation, if any, will not adversely affect Gentor's operations. Environmental hazards may exist on the properties on which Gentor holds interests which are unknown to Gentor at present and which have been caused by previous owners or operators of the properties. Reclamation costs are uncertain and planned expenditures may differ from the actual expenditures required.

The Company is a foreign corporation and the Company’s directors and officers are outside the United States, which may make enforcement of civil liabilities difficult.

The Company is organized under the laws of the Cayman Islands, and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers, and all of the experts referred to in this Form 20-F, reside outside of the United States, and all or a substantial portion of their assets, and a substantial portion of the Company's assets, are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

The Company’s business depends on its ability to identify and acquire commercially mineable mineral rights, and there can be no assurances that it will be successful in such efforts.

Most exploration projects do not result in the discovery of commercially mineable ore deposits and no assurance can be given that any anticipated level of recovery of ore reserves will be realized or that any identified mineral deposit will ever qualify as a commercially mineable (or viable) ore body which can be legally and economically exploited. Estimates of reserves, resources, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project.

Gentor's future growth and productivity will depend, in part, on its ability to identify and acquire additional mineral rights that are ultimately commercially mineable, and on the costs and results of continued exploration and development programs. Mineral exploration is highly speculative in nature and is frequently non-productive. Substantial expenditures are required to: establish ore reserves through drilling and metallurgical and other testing techniques; determine metal content and metallurgical recovery processes to extract metal from the ore; and construct, renovate or expand mining and processing facilities.

In addition, if the Company discovers ore, it would take several years from the initial phases of exploration until production is possible. During this time, the economic feasibility of production may change. As a result of these uncertainties, there can be no assurance that the Company will successfully acquire commercially mineable (or viable) mineral rights.

Litigation may adversely affect the Company’s financial position, results of operations or the Company's project development operations.

The Company is subject to litigation risks. All industries, including the mining industry, are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company is or may become subject could have a material effect on its financial position, results of operations or the Company's project development operations.

Increased sales of the Company’s common shares by shareholders could lower the market price of the shares.

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Gentor's ability to raise capital through future sales of common shares. Gentor has previously completed share issuances at prices per share which are lower than the current market price of its common shares. Accordingly, some of the Company's shareholders have an investment profit in the Company's common shares that they may seek to liquidate.

Fluctuations in currency could have a material impact on the Company’s financial statements.

The Company uses the U.S. dollar as its functional currency. Fluctuations in the value of the U.S. dollar relative to other currencies could have a material impact on the Company's consolidated financial statements by creating gains or losses. No currency hedge policies are in place or are presently contemplated.

The loss of key management personnel or the inability to recruit additional qualified personnel may adversely affect the Company’s business.

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a relatively small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

The Company may not be able to compete with current and potential exploration companies, some of whom have greater resources and technical facilities.

The mineral resource industry is intensely competitive in all of its phases. Significant competition exists for the acquisition of properties capable of producing metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. Competition for exploration resources at all levels is currently very intense, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

Certain directors and officers may be in a position of conflict of interest with respect to the Company due to their relationships with other resource companies.

The directors and officers of the Company also serve as directors and/or officers of other companies involved in the exploration and development of mineral resource properties. As a result, conflicts may arise between the obligations of these individuals to the Company and to such other companies.

The Company has never paid and does not intend to pay dividends.

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future. As a result, an investor’s return on investment in the Company’s common shares will be solely determined by his or her ability to sell such shares in the secondary market.

Item 4. Information on the Company

A. History and Development of the Company

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012. The head office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and the telephone number of such office is (416) 366-2221. The registered office of the Company is located at Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The Company also has an office in Oman located at Azaiba Office, Way Na. 6812 Building No. 684, P.O. Box 330, Postal Code 113, Muscat, Sultanate of Oman.

In March 2010, the Company completed the acquisition of all of the outstanding shares of APM Mining Limited (which has since changed its name to Gentor Resources Limited) ("Gentor BVI"), a British Virgin Islands company, in exchange for the issuance by the Company of a total of 10,362,000 common shares. In connection with this acquisition, the Company issued an additional 2,500,000 common shares pursuant to an amendment to the earn-in agreement between Al Fairuz Mining Company, LLC and Gentor BVI (the "Block 5 Earn-In Agreement"), which increased from 50% to 65% the equity interest in Al Fairuz Mining Company, LLC that Gentor BVI had the right to earn. In July 2010, the Block 5 Earn-In Agreement was further amended to provide for the acquisition by Gentor BVI of an initial 40% equity interest in Al Fairuz Mining Company, LLC.

As a result of the acquisition of Gentor BVI, the Company, through Gentor BVI, acquired the earn-in rights to the Block 5 and Block 6 properties in Oman, which properties are the focus of the Company’s current exploration activities (see "Oman Properties" below). Al Fairuz Mining Company, LLC holds the exploration licence for the Block 5 property. Pursuant to the Block 5 Earn-In Agreement, the Company, through Gentor BVI, has the right to earn up to an additional 25% equity position in Al Fairuz Mining Company, LLC (for a 65% interest in total). Pursuant to an earn-in agreement between Al Zuhra Mining Company, LLC and Gentor BVI, the Company, through Gentor BVI, has the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC, which holds the exploration licence for the Block 6 property.

In connection with the acquisition of Gentor BVI, the Company reconstituted its board of directors and appointed new officers (see Item 6 of this Form 20-F, "Directors, Senior Management and Employees"), including the appointment of Dr. Peter A. Ruxton as the Company’s Chief Executive Officer and President.

In April 2010, the Company completed a private placement financing involving the issue and sale of 4,000,000 units of the Company at a price of US$0.50 per unit for total gross proceeds to the Company of US$2,000,000. Each such unit consisted of one common share of the Company and one warrant of the Company, with such warrant entitling the holder to purchase one common share of the Company at a price of US$0.75 for a period of 24 months from the date of issuance.

In July 2010, Gentor commenced an initial 3,000 metre drilling program on its Oman properties. The drilling program was designed to test a portion of the 56 targets which were identified by the airborne VTEM survey flown in March/April 2010. In November 2010, Gentor announced preliminary findings from its initial drilling program at its Oman properties.

During the last three months of 2010, the Company completed private placement financings involving the issue and sale of a total of 10,688,672 units of the Company at a price of US$0.75 per unit for total gross proceeds to the Company of US$8,016,505. Each such unit consisted of one common share of the Company and one warrant of the Company, with such warrant entitling the holder to purchase one common share of the Company at a price of US$0.90 for a period of 12 months from the date of issuance (the exercise period was subsequently extended by six months such that the exercise period became 18 months from the date of issuance of the warrant).

In January 2011, Gentor announced further findings from its initial drilling program at its Oman properties.

During the first three months of 2011, the Company completed private placement financings involving the issue and sale of a total of 6,516,668 units of the Company at a price of US$0.75 per unit for total gross proceeds to the Company of US$4,887,500. Each such unit consisted of one common share of the Company and one warrant of the Company, with such warrant entitling the holder to purchase one common share of the Company at a price of US$0.90 for a period of 12 months from the date of issuance (the exercise period was subsequently extended by six months such that the exercise period became 18 months from the date of issuance of the warrant).

In May, July and November 2011 and January and April 2012, Gentor announced findings from its second drilling program at its Oman properties. The Company’s second drilling program at its Oman properties is currently ongoing as of the date of this Form 20-F.

In November 2011, the Company’s common shares commenced trading on the TSX Venture Exchange under the trading symbol "GNT".

Also in November 2011, the Company completed a brokered private placement financing, pursuant to which the Company issued 2,163,000 units of the Company at a price of Cdn$1.00 per unit for total gross proceeds of Cdn$2,163,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$1.25 for a period of one year from the date of issuance of the warrant. GMP Securities L.P. acted as the Company’s agent in respect of this financing.

The Company also announced in November 2011 that it had completed a non-brokered private placement financing, pursuant to which the Company issued 1,222,500 units of the Company at a price of Cdn$1.00 per unit for total gross proceeds of Cdn$1,222,500. Each such unit consisted of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one-half of one common share of the Company for a period of one year from the date of issuance of the warrant, provided that a minimum of two such warrants must be exercised by the holder thereof at any one time in order that any such exercise thereof will result in the purchase of one common share of the Company at a price of Cdn$1.25.

In February 2012, Gentor completed a corporate reorganization (the "Corporate Reorganization"), as a result of which Gentor’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012. Gentor believes that the change in its corporate jurisdiction to the Cayman Islands will expose the Company to business and financial advantages that may not otherwise have been as accessible to the Company. In particular, the Corporate Reorganization is expected to result in simplification of the Company’s compliance with regulatory requirements and an enhanced ability to raise capital in Canadian, U.S. and international markets. As the Corporate Reorganization was effected solely to change the corporate jurisdiction of the Company, it did not result in any change in the Company’s daily business operations, management, location of the principal executive offices or its assets or liabilities.

As used in this document, the "Company" and "Gentor" refer to the existing Cayman Islands entity, Gentor Resources Inc., as well as the predecessor Florida entity, Gentor Resources, Inc. (incorporated on March 24, 2005).

B. Business Overview

General

Gentor is a mineral exploration company focussed on the discovery and development of mineral resources. Gentor’s primary objective is to find and develop copper and gold projects in Oman, the Middle East, where it currently has interests in two properties in northern Oman. These two properties are referred to as the Block 5 and Block 6 properties. Gentor proposes to use modern exploration techniques to discover new copper and gold mineral assets, in sufficient quantity to enable the development of a modern mining and processing operation in Oman. To this end, Gentor flew an airborne versatile time-domain electromagnetics ("VTEM") geophysical survey in the first half of 2010 to identify conducting anomalies over the Block 5 and Block 6 properties. Anomaly follow-up and drilling has identified two new volcanogenic massive sulphide (VMS) bodies. Further drilling is ongoing in an attempt to define the size of these deposits and to make additional discoveries. Any identified resources will be the subject of a scoping study and feasibility study to determine the mineability of the resources.

The Block 5 and Block 6 properties form part of the Semail Ophiolite Belt in the South Batinah Coastal Region of the northern part of Oman. Modern copper exploration and mining in the Semail Belt date back to the 1970s through multinational exploration in conjunction with the Oman government. The prime target in the Block 5 and Block 6 properties is copper, but there is a strong association with other base metals and gold. The two properties are located approximately 150 kilometres northwest of the capital city of Muscat, and approximately 30 kilometres to the south of the regional port city of Sohar in the South Batinah Coastal Region. These properties are regionally well placed in relation to existing infrastructure and serviced by a national highway between Muscat and Dubai in the United Arab Emirates, which supports a number of secondary tarred and gravel roads which cross the project areas.

Gentor also has a molybdenum-tungsten project in east-central Idaho, U.S., which the Company intends to joint venture or sell. The Company is currently devoting substantially all of its resources to its Oman properties. No substantive exploration activities have been undertaken at the Idaho project since the end of 2008.

Competitive Conditions

The mineral exploration and mining business is competitive in all phases of exploration, development and production of mineral properties. As a mineral exploration company, the Company may compete with a number of entities in the mineral exploration business in various aspects of the business including: (a) seeking out and acquiring mineral exploration properties; (b) obtaining the resources necessary to identify and evaluate mineral properties and to conduct exploration and development activities on such properties; and (c) raising the capital necessary to fund its operations.

The mining industry is competitive in all its phases, and the Company may compete with other companies that have greater financial resources and/or more advanced properties. The ability of Gentor to acquire properties depends, to a large part, on its success in exploring and developing its present properties and on its ability to select, acquire and bring to production suitable properties or prospects for mineral exploration and development. Gentor may compete with other exploration and mining companies for procurement of equipment and for the availability of skilled labour. Factors beyond the control of the Company may affect the marketability of minerals, if any, mined or discovered by the Company. See Item 3.D. of this Form 20-F, "Risk Factors".

Government Regulations

The Company's Block 5 and Block 6 properties are located in Oman and, as such, Gentor's operations are exposed to various levels of regulatory, economic, political and other risks and uncertainties associated with operations in a foreign jurisdiction. See "Oman Properties" under Item 4.D. of this Form 20-F.

Social or Environmental Policies

Gentor has not yet adopted any specific social policies; however, Gentor is committed to conducting its business activities in a manner that promotes sustainable development and an improvement in the social welfare of the regions in which it operates. In addition, the Company aims to limit the impact of its activities on the natural environment and the surrounding communities. Gentor's fundamental policy is to conduct its business responsibly and in a manner designed to protect its representatives, the community and the environment. Gentor is committed to conducting its business in a manner that provides a safe and healthy workplace and environment for its employees.

C. Organizational Structure

The following diagram presents, as of the date of this Form 20-F, the names of the Company’s significant subsidiaries and the jurisdiction where they are incorporated, as well as the percentage of votes attaching to all voting securities of each such subsidiary beneficially owned, or controlled or directed, directly or indirectly, by the Company:

(1)	Al Muta’aliq Mining, LLC, an Omani limited liability company, holds the other 30% of the share capital of Gentor Resources LLC. Although Gentor Resources Limited owns 70% of the share capital of Gentor Resources LLC, pursuant to the constitutive contract for Gentor Resources LLC, Gentor Resources Limited is entitled to 99.99% of the profits and losses of Gentor Resources LLC.

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Gentor’s Mineral Properties

Gentor’s mineral exploration activities are currently focused on its properties in Oman. Gentor also has a molybdenum-tungsten project in east-central Idaho, U.S., which the Company intends to joint venture or sell. The Company is currently devoting substantially all of its resources to its Oman properties. The properties in Oman are in the exploration stage and a substantial amount of capital will have to be spent on the properties before the Company will know whether they contain commercially viable mineral deposits. All of the properties in which the Company has an interest are without known reserves and the work being done by the Company is exploratory in nature.

Oman Properties

Property Description and Location

The Block 5 and Block 6 properties are adjacent to each other, and located within the polymetallic Semail Ophiolite Belt in the Batinah Costal Region, Oman, as shown in Figure 1. The two properties are located approximately 150 kilometres west and northwest of the capital city of Muscat. The center of Block 5 lies approximately 40 kilometres south of the city of Sohar and that of Block 6 an estimated 80 kilometres south of the same city, as shown in Figure 2. The Block 5 and Block 6 areas are regionally well placed in relation to existing infrastructure (see Figure 2) (i.e. power, water and communications) and serviced by a national highway between Muscat and Dubai in the United Arab Emirates, which supports a number of secondary tarred and gravel roads which cross the project area.

There is considerable modern infrastructure available in the immediate surroundings of the Block 5 and Block 6 projects sites. Four mining ventures have operated to the north of Block 5, as shown in Figure 2. The Hatta and Shinas mines owned by Mawarid Mining LLC are currently operating, but there are no plans to share or impart mining infrastructure with Gentor. Historical mining ventures have led to the construction of a concentrator, smelter and refinery complex by the Oman government at the Lasail site, just north of Block 5.

The deposit is located within the Semail Ophiolite Belt, whose geology is similar to the Troodos Massif in Cyprus, both of which are typified by cupriferous VMS deposits. The Semail Ophiolite Belt has been explored since the early 1970's on the premise that it might be an extension of the Troodos Massif, which itself has hosted mining activities for extended periods.

Exploration in Block 5 has been conducted under exploration permit no. WTS/T/10/2010 and Block 6 under exploration permit no. MOCI/C/5-10/10/2010. The permits have both been granted for exploration of copper and other metals, including gold.

Legal Aspects and Tenure

The Omani properties were acquired by Gentor through the acquisition by Gentor in March 2010 of all of the outstanding shares of Gentor BVI (see Item 4.A. of this Form 20-F, "History and Development of the Company"). Gentor BVI holds the exploration rights for Block 5 through an earn-in agreement between Gentor BVI and the Block 5 exploration permit holder, Al Fairuz Mining Company, LLC ("Al Fairuz Mining"). Gentor BVI holds the exploration rights for Block 6 through an earn-in agreement between Gentor BVI and the Block 6 exploration permit holder, Al Zuhra Mining Company, LLC ("Al Zuhra Mining"). See "Earn-In Agreements for Block 5 and Block 6" below. The exploration permit details for the two blocks are summarised in Table 1 below.

Table 1: Details of the Exploration Permits held for the Block 5 and Block 6 Project Areas

PROSPECT	PERMIT NO.	ISSUED TO	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (km2)
Block 5	WTS/T/10/2010	Al Fairuz Mining Company, LLC	June 30, 2009	June 30, 2012	Cu, Au, Zn, Ni, Fe,Mn, Ag, Se and Co.	598
Block 6	MOCI/C/5-10/10/2010	Al Zuhra Mining Company, LLC	February 17, 2010	February 16, 2012 (1)	Cu, Au, Zn, Ni, Fe,Mn, Ag, Se and Co	610

(1)	The application has been submitted for the renewal of the Block 6 exploration permit for a further twelve months (to February 2013). The Company expects the Block 6 exploration permit to be renewed in the ordinary course. The Company can continue its ongoing exploration program during the renewal period. This is the normal renewal practice in Oman. In connection with the application to renew the Block 6 exploration permit, the Company has proposed to relinquish certain parts of the Block 6 property. The area proposed to be relinquished does not affect any of the targets being explored or proposed to be explored by the Company. Based on the work carried out by the Company, the area to be relinquished is outside the known area for exploration and is therefore not of interest to the Company.

The Block 5 and Block 6 exploration permits are valid for twelve months and are renewable annually for an extended period of 12 months, provided that the application is submitted no more than three months from the time of expiry. An economic feasibility study must be submitted to the Oman Ministry of Commerce and Industry (the "Ministry") before the expiry of the licence and a detailed environmental study must also be submitted before a mining project commences.

In connection with the most recent renewal of the Block 5 exploration permit (to June 2012), the Company relinquished certain parts of the Block 5 property. Reference is made to Figure 5 which shows the area the Company relinquished. This map (which also shows the Company’s exploration targets on Block 5) illustrates that the area relinquished does not affect any of the targets being explored or proposed to be explored by the Company. Based on the work carried out by the Company, the area relinquished is outside the known area for exploration and is therefore not of interest to the Company.

Surface Rights Owners

According to the Oman legislation, the surface rights and the mineral rights pertaining to one property are not separated. Therefore, Gentor, through Al Fairuz Mining and Al Zuhra Mining, holds the licences to both the surface and mineral rights to the Block 5 and Block 6 properties to which Gentor has the right to carry out exploration.

Earn-In Agreements for Block 5 and Block 6

The Block 5 exploration permit was awarded to Al Fairuz Mining (an Omani company) on June 30, 2009 and provides Al Fairuz Mining with the exclusive right to conduct exploration for a 12 month period, after which the permit can be renewed annually on condition that the renewal application be submitted to the Ministry within three months of the date of expiry. See Table 1 above regarding the renewal of the Block 5 exploration permit.

On March 8, 2010, Gentor acquired Gentor BVI and therefore the earn-in rights to the Block 5 project. Pursuant to an earn-in agreement dated October 27, 2009 between Al Fairuz Mining and Gentor BVI, Gentor BVI has the right to earn up to a 65% equity position in Al Fairuz Mining on completion, in an unspecified time frame, of a bankable feasibility study in respect of the Block 5 property. Should Gentor wish to develop the project further and commence mining operations, after all the reimbursements of costs to Gentor, profit will be allocated according to the equity share between the two companies. Following a subsequent agreement, Gentor BVI has earned a 40% interest in Al Fairuz Mining and retains the right to increase the equity to 65%.

The Block 6 exploration permit was awarded to Al Zuhra Mining (an Omani company) on February 17, 2010 and provides Al Zuhra Mining with the exclusive right to conduct exploration for a 12 month period, after which the permit can be renewed annually on condition that the renewal application be submitted to the Ministry within three months of the date of expiry. See Table 1 above regarding the renewal of the Block 6 exploration permit.

Figure 1: Regional Location of the Oman Block 5 and Block 6 Properties

SYRIA
IRAQ
IRAN
JORDAN
KUWAIT
BAHRAIN
QATAR
UNITED ARAB EMIRATES
OMAN
SAUDI ARABIA
EGYPT
SUDAN
ERITREA
ETHIOPIA
DJIBOUTI
YEMEN
SOMALIA
Block 5
Block 6
Mediterranean Sea
Dead Sea
Gulf of Aqaba
Red Sea
Persian Gulf
Strait of Hormuz
Gulf of Oman
Arabian Sea
Gulf of Aden
Tigris
Euphrates
Damascus
Baghdad
Karbala
Al Hillah
An Najaf
Al Amarah
Amman
Jerusalem
Tel Aviv Yafo
Kuwait
Kashan
Esfahan
Dezful
Ahvaz
Abadan
Bandar-e Khomeyni
Bandar-e Bushehr
Shiraz
Yazd
Kerman
Sirjan
Sa'idabad
Bandar-e Abbas
Birjand
Zahedan
Manama
Doha
Dubayy
Abu Dhabi
Al Buraymi
Al Fujayrah
Sohar
Muscat
Sur
Riyadh
Port Sudan
Salalah
Sayun
Sayhut
Al Mukalla
Sanaa
Al Hudaydah
Zabid
Ibb
Ta'izz
Al Mukha
Aden
Lahij
Assab
Asmara
Massawa
Ak'ordat
Gonder
Dese
Djibouti
Berbera
Bernice
30°
24°
18°
42°
48°
54°
N
LEGEND:
National Capital
City
Airfields
Primary Roads
Rivers
Railroads
SCALE:
150 0 150 300km

Source: I992 MAGELLAN GeographixSM Santa Barbara, CA (800) 929-4627

Figure 2: Infrastructure Plan for the Oman Block 5 and Block 6 Properties

(see also Figure 5 with respect to the areas of Block 5 relinquished by the Company)

INFRASTRUCTURE PLAN FOR THE BLOCK 5 AND BLOCK 6 PROSPECT AREAS

N
Gulf of Oman
Shinas
Sohar
Saham
Al Khaburah
As Suwayq
Yanqul
Rustaq
Baydah
Aarja
Ghayth
Lasail
Ghuzayn
Daris
Block 5
Block 6
Doha
Riyadh
Muscat
Djibouti
2,740,000
2,700,000
2,660,000
2,620,000
2,580,000
440,000
480,000
520,000
560,000
LEGEND:
City
Roads
Rivers
Gentor LLC
Mawarid
OMC
Others
Known deposits/Mines
SCALE:
10
0
20km

Source: Gentor

On March 8, 2010, Gentor acquired Gentor BVI and therefore the earn-in rights to the Block 6 project. Pursuant to an earn-in agreement dated January 29, 2010 between Al Zuhra Mining and Gentor BVI, Gentor through Gentor BVI has the right to earn a 70% equity position in Al Zuhra Mining upon completion, in an unspecified time frame, of a bankable feasibility study in respect of the Block 6 property. Under this earn-in agreement, (a) a 20% interest in the share capital of Al Zuhra was earned by Gentor BVI for nominal consideration upon signature of the earn-in agreement (however, the acquisition of this 20% interest is still being processed and has therefore not yet been effected as at the date of this Form 20-F); (b) an additional 40% interest will be granted to Gentor BVI upon completion of an airborne VTEM survey and pilot drilling activities; and (c) upon completion of the bankable feasibility study, Gentor BVI will be granted a further 10% interest, thereby bringing its total equity interest in Al Zuhra Company to 70%.

Fees and Taxes

The fees for each licence (i.e. for Block 5 and Block 6) are detailed in Table 2 below. No other material agreements are in place for the exploration of Block 5 and Block 6 other than the earn-in agreements discussed above.

Table 2: Fees due by Gentor for Exploration of Block 5 and Block 6

ITEM	FEE (US$)
Initial Application for Licence	130
Annual Fee	65
Exploration Annual Fees per km²	65

Note: Fees are listed per licence

Companies carrying out mining activities and export of locally manufactured or treated products are exempted from corporate taxes law and profit tax law in Oman for a five year period from inception and this exemption can be renewed for a further five year period. Although operation through Al Fariuz Mining or Al Zuhra Mining is likely to ensure local company status with a 12% tax rate for income over OR30,000, the taxes more usually imposed on foreign owned companies are as specified in Table 3 below.

Table 3: Corporate Income Tax for Foreign Owned Companies in Oman

TAXABLE INCOME (US$)	TAX RATE (%)
Up to 15,000	Exempted
15,000-54,000	5
54,000-105,000	10
105,000-165,000	15
165,000-225,000	20
225,000-300,000	25
Above 300,000	30

Gentor is liable for a 5% royalty on copper sales as pre-determined by the government of Oman.

Environmental Liabilities

Gentor currently has no environmental liabilities or penalties pending for the Block 5 and Block 6 areas. At this phase of exploration, very little damage has been done or is anticipated to the environment. Wherever possible, access has been gained via existing roads and tracks. Gentor does not foresee any significant environmental expenditure requirement at this stage of the project.

Permits to Conduct Work

Gentor is required to obtain drilling permits for each of Block 5 and Block 6 from the local water authority. This process entails an application by Gentor for the drilling permits, upon which an officer from the Water Authority will be appointed to inspect the site and identify any issues. No issues have been identified on Gentor's prospects, therefore, drilling permits have been granted for both Block 5 and Block 6.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

Topography and Elevation

The Block 5 and Block 6 properties are situated in northern Oman which is dominated by three physiographic zones. The long, narrow coastal plain known as Al Batinah stretches along the Gulf of Oman. The high, rugged Hajar Mountains extend southeastward, parallel to the Gulf coast. There are 14 designated conservation areas and 12 of these also have management plans. Protection of habitats has been achieved through the environmental permit system under Royal Decree 10/82. Existing mines and Block 5 and Block 6 fall outside designated areas of conservation.

Much of the range reaches elevations above 4,800 feet (1,463 metres); Mount Al-Akhdar ("Green Mountain"), at an elevation of 10,086 feet (3,074 metres), is the country's highest point. The great central divide of Wadi Samāil separates the Hajar into a western and an eastern range. An inland plateau falls away to the southwest of the Hajar Mountains into the great Rub al-Khali ("Empty Quarter") desert, which the Sultanate shares with Saudi Arabia and Yemen.

Vegetation and Drainage

Vegetation is sparse in the project areas due to generally low precipitation all year round. Vegetation can be found where there is irrigation, which is provided by an ancient system of water channels known as aflāj (singular: falaj). The channels often run underground and originate in wells near mountain bases. The aflāj, collectively, were designated a UNESCO World Heritage site in 2006. Historic falaj go back to the Persian Era; a number of falaj in Oman are at least 1,500 years old. Acacia trees form most of what little natural vegetation exists, and the soil is extremely rocky; plant species are protected in nature reserves. The government also protects rare animal species, such as the Arabian oryx, Arabian leopard, mountain goat, and loggerhead turtle. Oman's birdlife is extraordinarily diverse and includes such species as the glossy ibis, Egyptian vulture, Barbary falcon, and Socotra cormorant. Sparcely distributed towns and settlements in the Block 5 and 6 areas have generally dispersed most of the native fauna.

Access to Block 5 and Block 6 Properties

The general road network and location of the towns and cities in the project areas are shown in Figure 2. Access to the areas is primarily by a well maintained tarred road and secondary gravel roads which are connected to the main national highway between Muscat and Dubai in the United Arab Emirates. The regional port, located in the city of Sohar, lies approximately 40 kilometres north of the centre of Block 5 and approximately 80 kilometres north of the centre of Block 6.

Population Centres and Mode of Transport

A number of small villages are located throughout the permit areas and provide a readily available work force that is capable of supplying many of the labour related jobs in exploration. The project areas are also located close to the built up city of Sohar and approximately 150 kilometres from the capital city of Muscat, available to supply additional workforce and specialised skilled labourers. The primary mode of transport is by road, with a number of railroads being planned.

Climate and Length of Operating Season

The climate is hot and dry in the interior and hot and humid along the coast. Summer temperatures in the capital of Muscat and other coastal locations often climb up to 50°C, with high humidity; winters are mild, with lows averaging about 17°C. Temperatures are similar in the interior, although they are more moderate at higher elevations. Rainfall throughout the country is minimal, averaging only about four inches (100 mm) per year, although precipitation in the mountains is heavier. The projects at Blocks 5 and 6 are anticipated to operate for the entire length of the year, with revised schedules for periods of extreme temperatures.

Land Capability and Availability of Resources

Power is available in the Block 5 and Block 6 areas by means of a high voltage power line along the northern boundary of the concessions. All the smaller villages and isolated government buildings are supplied with electricity connected to the national power grid. There are numerous permanent bodies of fresh water in the country, in the form of underground acquifers below seasonal wadis. Wadi floods are a product of seasonal storms and generally abate quickly. These underground acquifers have been a reliable source of water, not only for domestic purposes in the region, but for mining operations, including the Lasail smelter and refinery operation. With the expanding industrial sector, the government has constructed desalination plants along the coast of Sohar, to treat water to a suitable quality for domestic consumption in the coastal settlements. Some effort has been made in recent years to construct dams to preserve runoff and control flooding. Because of the relatively subdued topography over the prospective northern part of the concessions, there are numerous areas that could be made available for tailings disposal and plant sites when exploration indicates the need for such facilities.

History

Historical Ownership

The Oman Mountains region in northern Oman was known as a major producer of copper during the Mesopotamian era. The exploitation and smelting of copper continued up to around 940AD, which is evident from great slag piles, ancient smelters and excavations on and near present day outcropping copper deposits.

Table 4: Historical Mineral Right Ownership of Block 5 and Block 6 Properties

YEAR	COMPANY	AREA	INITIAL TARGETS	ECONOMIC TARGETS	COMMENTS
1974-1983	Prospection Ltd	Semail Ophiolite Belt	352 of which 26 were in Block 5 and Block 6.	Aarja, Bayda, Lasail and Rakah.	No record of exploitation has been found.
1983-2009	Oman Mining Company ("OMC")	Semail Ophiolite Belt	Not recorded	Aarja, Bayda Lasail and Ghuzayn	OMC took over the mineral rights of Prospection Ltd and starting mining in the 3 prospects and built a beneficiation complex in Lasail, i.e. copper concentrator and refinery.

Modern copper exploration and mining activities on or near Block 5 and Block 6 started around 1974 when Prospection Ltd, a Canadian exploration company, obtained the rights to conduct copper and chrome exploration across the entire extent of the Semail Ophiolite Belt (see Table 4). Exploration activities discontinued in 1983, when the Oman government's mining company, OMC, took over the ownership of mineral rights of Prospection Ltd and carried out mining operations in prospects north of Block 5 and commissioned the construction of a beneficiation complex in Lasail.

Historical Exploration

Historical exploration for copper in the Semail Ophiolite Belt was carried out by mainly two companies, namely Prospection Ltd and OMC. OMC commissioned and partnered a number of companies to assist with exploration and ultimately exploitation of discovered deposits. The details of exploration activity in the project areas are discussed in the sub-sections that follow.

Prospection Ltd

By 1978, Prospection Ltd identified and explored 352 target areas which yielded economic copper deposits such as Aarja, Bayda, Lasail and Rakah. In the area covered by the Blocks 5 and 6 concessions, a total of 46 targets were identified and explored by techniques such as geochemistry, geophysical methods including airborne electromagnetics, ground electromagnetic surveys, gravity surveys, induced polarization (IP) surveys and diamond drilling.

Prospection Ltd identified 26 target areas on the Block 5 concession. These copper and chromite targets were identified from aerial spotting of gossans by helicopter and later by means of the results of a regional airborne electromagnetic survey. During 1974, Prospection Ltd covered the entire Semail Ophiolite Belt with an airborne electromagnetic survey on 330 metre line spacing.

All 26 target areas were subjected to initial field investigations which included basic mapping, geochemistry, varying from grab sampling to soil and stream sediment sampling, and various geophysical investigations. In areas covered by younger rocks the emphasis was placed on geophysical techniques such as ground electromagnetic surveys, gravity surveys and induced polarization (IP) surveys.

The targets at Hara Kilab, Mahab 2, Mahab 3 and Mahab 4 returned positive exploration results and were recommended for drilling. A total of 2,452.92 metres were completed in 35 diamond drill holes on the Hara Kilab, Mahab 2, Mahab 3 and Mahab 4 occurrences in Block 5.

Results from these exploration programmes were sourced from historic reports with drill collars cited on local grids. The exact collar positions, intersected lithologies and assay results could not be verified without the drill collar beacons and drill core.

(a) Hara Kilab Deposit

The Hara Kilab deposit is host to the Hara Kilab copper gossan, which was extensively exploited during the "Bronze Age", judging by numerous piles of iron-copper slag found within the immediate area of the gossan. Prospection Ltd established a 700 metre x 800 metre grid, centred on the 20 metre x 80 metre outcropping gossan, to control field exploration. The grid was geologically mapped and reported lithologies including pillow lavas of andesitic to basaltic composition, underlying the gossan. Other lithologies include ultramafic intrusions and younger rocks consisting mainly of limestone, mudstone and siltstones, with "wadi gravels and conglomerate" along the drainage channels. Geochemical samples were taken along the grid lines on 25 metre spacing and assayed for Cu, Pb and Zn by atomic absorption photospectrometry (AAP). Highly anomalous Cu, Pb and Zn assay results were obtained from the gossan, while anomalous Pb values were returned from the limestone to the north and the wadi gravels to the south of the gossan. Numerous geophysical surveys were executed over the Hara Kilab gossan area, spanning a four year period. Ground gravity and IP surveys failed to deliver any conclusive results due to the relative conductive nature of the cover sediments in the area. Ground magnetics only returned a (low) flat magnetic relief, while the final comprehensive pulse electromagnetic survey (PEM) identified "38 axes" in a geophysically noisy background. The most prominent conductor was identified as underlying the gossan, but this anomaly terminates along with the surface extent of the gossan.

Prospection Ltd proceeded with the drilling of 18 diamond core boreholes (1,006.67 linear metres) to further evaluate the proposed lens of massive sulphides underlying the gossan. Boreholes were drilled on roughly 25 metre spacing and successfully delineated a lens of massive sulphides surrounded by a zone of disseminated mineralisation. Prospection Ltd concluded that the Hara Kilab gossan is underlain by a "small lens of massive sulphides" and recommended that further work be carried out to confirm this conclusion.

(b) Mahab 2 Deposit

The Mahab 2 prospect is host to a gossanous shear zone outcropping sporadically for nearly 800 metres. The gossan was extensively exploited along strike with at least one shaft observed. Numerous piles of iron-copper slag are found along the valley that hosts the shear. Prospection Ltd established a local grid across the main southern gossan and proceeded with geological mapping, geochemistry and a ground PEM survey. Geological mapping concluded that the gossan formed on the contact between intrusive gabbro and extensive volcanics, cut by numerous diabase dykes. Two highly anomalous copper assays were obtained from the gossan, while the PEM survey failed to identify any conductor underlying the gossanous zone. Prospection Ltd then sank seven diamond core boreholes (510.26 metres) on roughly 50 metre to 100 metre spacing along the gossan. Disseminated and stringer type sulphide mineralization associated with fractured and brecciated zones was encountered. The fractured zone is hosted by altered andesitic and basaltic volcanics, intruded by gabbroic dykes. Samples were not assayed for Au and Ag. Prospection Ltd considered the results obtained from the drill program as "marginal" and recommended no further work.

(c) Mahab 3 Deposit

The Mahab 3 prospect is host to a 100 metre x 20 metre gossan that was spotted from the air in 1975. Secondary copper minerals like turquoise and chrysocolla were noted as well as a slag pile, estimated at 5,000 tons. Prospection Ltd established a local grid with dimensions of 500 metres x 800 metres and conducted geological mapping, a geochemical survey (25 metre x 100 metre sample spacing) and ground geophysical surveys in the form of magnetics, gravity and PEM survey. Geological mapping showed that the gossan is located along the contact between andesitic to basaltic pillow lavas and gabbroic, plutonic rocks. Contouring the results from the geochemical sampling survey showed anomalous Cu, Pb and Zn values to be spatially restricted to the gossan outcrop. The geophysical surveys proved disappointing with the PEM survey delineating two weak conductors underlying the gossan, while the gravity survey failed to identify any outstanding gravitational features. The magnetic survey closely reflected the geological trends and no extension of possible mineralization were inferred beyond the gossan.

Prospection Ltd proceeded with the drilling of eight diamond core boreholes (714.12 linear metres) to evaluate the proposed massive sulphides underlying the gossan. Boreholes were drilled on roughly 25 metre spacing and intersected an irregular assemblage of disseminated sulphide and narrow bands of massive sulphide associated with gabbroic dykes intruded into andesitic to basaltic volcanic. The sulphides consist mainly of pyrite and pyrrhotite and contain only minor amounts of copper and zinc. Samples were not assayed for Au and Ag. Following interpretation of the drilling results, Prospection Ltd recommended no further work.

(d) Mahab 4 Deposit

Prospection Ltd discovered a number of gossanous outcrops on a ridge along a 330 metre strike length at the Mahab 4 prospect during exploration on Hara Kilab and Mahab 3. It is important to note that this "Prospection Ltd Mahab 4 Prospect" is located about two kilometres to the northeast of the current "Gentor Mahab 4 Prospect" and in an unrelated geological setting. Prospection Ltd conducted geological mapping and took 21 grab samples along the ridge, with copper assays varying from 1.16% to 0.01% Cu. Anomalous zinc assays were also obtained. Geological mapping concluded that the ridge is underlain by basaltic pillow lavas, capped by a diabase dyke and displays gossanous, silicified and partially copper mineralized oxide products. A local grid measuring 1,000 metres x 600 metres was established along this lineament and used to control geophysical surveys in the form of a magnetic and a PEM survey. Results revealed a broad, moderate conductor associated with a linear magnetic high along the ridge.

Prospection Ltd targeted these results with two boreholes (221.89 metres) drilled in a scissor configuration. Basaltic rock intersected in both boreholes displayed no mineralization. Prospection Ltd considered the results obtained from the drill programme as "beneficial to the interpretation of PEM responses in contact situations" but recommended no further work.

Prospection Ltd identified 20 target areas from the regional airborne electromagnetic survey on the Block 6 concession. Most of the targets were subjected to initial field investigations which included basic mapping, geochemistry, varying from grab sampling to soil and stream sediment sampling and various geophysical investigations. In areas covered by younger rocks the emphasis was placed on geophysical techniques such as ground electromagnetic surveys, gravity surveys and IP surveys. Only prospect numbers 296A, 298A, 302A, 304A and 305A in the Falaj Bani Rabi’ah area were recommended for follow-up exploration. Of these, only 296A (now known as the Farda Prospect) was recommended for drilling.

(e) Prospect No. 296A (Farda Prospect)

Prospect no. 296A, called the Farda Prospect, was originally identified as seven electromagnetic (EM) responses following the interpretation of data from the regional airborne EM survey. The Farda Prospect was covered by a 1,800 metre x 800 metre grid that controlled geological mapping, geochemical soil sampling and ground geophysical surveys in the form of magnetic and a PEM survey. The prospect is underlain by limestone, basalt, dolerite and gabbro. A gossan zone, extending up to 1,200 metres, is located on a basalt limestone contact. Ground geophysics identified a strong PEM response in the area of the gossan, but geochemical results produced no significant copper anomalism. Prospection Ltd recommended that the gossan zone be tested by at least one diamond drill hole, but never had the time to complete such.

Oman Mining Company ("OMC")

The government of Oman through OMC obtained the mineral rights from Prospection Ltd and, by 1983, exploitation of the Aarja, Bayda and Lasail deposits, to the north of Block 5, commenced following the construction of a copper concentrator, smelter and refinery complex near Lasail.

During 1983, the government of Oman awarded a contract to BRGM to conduct geological mapping of the northern Oman Mountains. From 1983 to 1985, BRGM produced high quality geological maps covering most of the Semail Ophiolite Belt. The 1:100 000 geological maps forms the basis of the current prospect scale mapping. During 1986 BRGM received an exploration contract to conduct economic exploration covering 13 prospective areas identified during mapping. According to reports, three of these areas fall within the current Block 5 concession.

In order to maintain a steady supply of ore, the government of Oman engaged Bishimetal Exploration Co. Ltd., a Japanese consultancy on contract, to conduct further exploration around the Lasail complex area. From 1984 to 1987, Bishimetal Exploration identified copper mineralization in various places around the known deposits. The exploration area included the northern half of Block 5 were Bishimetal Exploration conducted 1:50 000 scale detailed mapping.

In 1988 the government of Oman requested the government of Japan to evaluate the possibility of developing the copper deposits at Rakah and Hayl as Safil. A Cooperative Mineral Exploration Programme, through the Japanese International Cooperation Agency ("JICA") and the Metal Mining Agency of Japan, followed whereby exploration and development studies were carried out in the Block 5 and 6 areas, amongst others. By 1995, the focus of the Cooperative Mineral Exploration Program shifted to the central and southern Batinah Coastal region. By 2000, JICA delineated three massive sulphide ore bodies at neighbouring Ghuzayn and evaluated a number of prospects located in the Block 5 and 6 exploration permit areas. Exploration focused on the establishment of grids over prospective areas, where after the gridded areas were mapped in detail. IP surveys were completed over the gridded areas and the metal factors calculated. Local metal factor anomalies were then covered by ground EM surveys to produce drill targets. A total of 2,736.20 metres in nine diamond boreholes were completed in the areas of Maqail South, Mahab 3, Sarami and Fadah. No economic copper mineralisation was encountered.

Summary of Historical Exploration

Prospection Ltd's exploration campaign has been historically the most comprehensive. Out of 352 targets delineated initially, four mining operations resulted in Aarja, Bayda, Lasail and Rakah and four copper occurrences were identified within Block 5, namely, Hara Kilab, Mahab 2, Mahab 3 and Mahab 4. BRGM assisted in acquiring detailed geological maps of the area, something that had not been carried out prior to their involvement with the Semail Belt. Although OMC, as the government mining company, took control over the mining of copper in the Semail Belt at this point, new entrants were to enter the field in 2009, to revive exploration and mining activity in the Semail Belt.

Historical Mineral Resource and Mineral Reserve Estimation

No compliant or reasonably complete historical mineral resources or reserves statement is available for the Block 5 and Block 6 properties.

Historical Mineral Production

Historical production for the Semail Ophiolite Belt is from the four mining projects north of Block 5, which were previously exploited by OMC. The production figures are listed in Table 5 below and show that a total of 195,000 t of Cu have been recovered from 12.9 Mt of ore, at an average grade of 1.25% Cu.

Table 5: Historical Mine Production for Semail Ophiolite Belt

MINE	TONNAGE ('000t)	GRADE (%Cu)	Cu (‘000t)
Aarja	2,562	1.42	36.38
Bayda	791	0.97	7.67
Lasail	9,184	1.60	146.94
Lasail West	435	1.02	4.43
TOTAL/AVG	12,972	1.25	195.43

Geological Setting

Regional Geology

The regional geology of the project areas is represented by one of the world's best preserved ophiolite complexes, the Semail Ophiolite Belt, South Batinah Coast, Oman. The Semail Ophiolite Belt has been radiometrically dated as between 97.9 Ma and 93.5 Ma (Mid-Cretaceous) and is therefore part of the Tethyan Orogen. The Semail Ophiolite is a 600 kilometre long, 100 to 150 kilometre wide and 5 to 10 kilometre thick nappe located off the Gulf of Oman, as shown in Figure 3. The ophiolite has been divided into structurally distinct tectonic blocks that are composed of a complete ophiolite section from the mantle to volcanics.

Because of its excellent surface exposure, mostly due to tilting and the desert conditions in Oman, this ophiolite provides one of the best continuous sections of upper oceanic crust exposed in the world. The Semail Nappe was formed in the Mid-Cretaceous period and obduction only commenced during the Late Cretaceous.

The Semail Ophiolite consists of a large intact thrust slice of 8 to 12 kilometres of upper mantle peridotites and 4 to 7 kilometres of oceanic crustal rocks. Although the ophiolite appears to have been emplaced as one internally consistent thrust sheet, it was subsequently disrupted by various normal faults and out-of sequence thrusts. Most of the mantle sequence is composed of tectonised harzburgite.

Mantle diapirs represent the feeders for the ridge segment and magma chambers were probably centred above the diapirs, which may control the distribution of hydrothermal systems that deposited VMS copper-gold mineralisation. Melts generated in the upper mantle were formed in linear magma chambers, in which convecting magma was being fed in batches from below and generated melts were fed upward through the sheeted dykes above. Tholeiitic picritic melts generated the crustal sequence, which consists of as much as 4 kilometres of layered mafic and ultramafic rocks of the cumulate sequence overlain by isotropic gabbros, diorites, and trondhjemites (high level intrusives). The cumulate sequence layered peridotites and gabbros represent the floor of the magma chamber.

The upper part of the Semail Ophiolite Belt consists of as much as 2 kilometres of pillow lavas which, in northern Oman, have been subdivided into five main lava units, ranging from laterally persistent to localised. The lowest lava unit, the Geotimes Unit (V1-1), is up to 1.5 kilometres thick and consists of pillowed and massive basalts which overlie the ophiolitic sheeted dykes. The lavas of the overlying Lasail Unit (V1-2) are laterally discontinuous, up to 750 metres thick, and consist mostly of small grey-green lava pillows. This unit forms a basic to acidic fractionation series with swarms of andesitic conesheets emanating from volcanic centres (see Figure 3).

There is a sequence of metalliferous and pelagic sediments, which are Late Cretaceous-Early Cenomanian to Early Turonian in age that are within each of the five lava units described above. Within the most axial lava unit (Geotimes Unit) sediments form lenses of orange and brown oxide-sediments up to several metres thick. In the Geotimes Unit lavas, metalliferous-oxide and pelagic sediments are more persistent forming a blanket up to 2.5 metres thick where the Lasail Unit is absent.

Detailed structural mapping along the base of the Semail Ophiolite Belt has identified a distinct thrust sheet termed the Haybi Complex, separating the imbricated Hawasina sedimentary rocks below from the Semail Ophiolite Belt peridotites above. The rocks within the Haybi Complex include amphibolite and greenschist facies metamorphic rocks of the sole, relatively unmetamorphosed alkalic and tholeiitic volcanic rocks of mainly Triassic age (Haybi volcanic group), Late Permian and Late Triassic Oman exotic limestone blocks and various sedimentary and tectonic melanges.

Local Geology

The project areas incorporate most of the stratigraphic sequence of the Semail Ophiolite Belt as shown in Figure 4. The generalised stratigraphy consists of the lower dunite, peridotite, and gabbro intrusions, overlain by sheeted dykes, followed by a thick sequence of pillow lavas, capped by pelagic sediments.

Property Geology

Exploration and mapping is on-going within the Block 5 and Block 6 areas. General geological maps have been compiled for both Block 5 and Block 6. Block 5 is undergoing detailed mapping and target identification. A map of the generalised geology of Block 6 is shown in Figure 4. A number of targets have been identified in Block 5 using a combination of geological tools.

Block 5

The targets identified are shown in Figure 4 and consist of Maqail, Maqail South, Hilti, Hara Kilab, Mahab 1, 2, 3 and 4, Sarami, Doqal West and Wadi Shafan. The targets are in the process of being mapped in detail, thus far geological maps have been compiled for Maqail, Maqail South, Hilti, Ahin, Hara Kilab, Mahab 2, Mahab 3, Mahab 4, Sarami, Doqal West and Wadi Shafan.

(a) Maqail Target

The Maqail target consists of volcanic rocks of the middle extrusives (V2), with metaliferrous sediments (U2) outcropping in the northwest. The general geology appears complex and the area has been deformed by local folding and faulting. Pervasive chlorite and epidote alteration was observed locally.

(b) Maqail South Target

The main rock units mapped on the Maqail South target are basaltic pillow lavas and andesitic dykes representing the Lower Extrusive Unit. This unit is further divided into the V1-1 (Geotimes) and the V1-2 (Lasail) extrusives, which are separated from the overlaying Middle Volcanics (V2) by a thin sedimentary unit (U1). To the north, the V2 lavas are intruded by a number of Ultramafic intrusions. Two north-northwest trending fault systems affect the V1-1 / V1-2 contact area. The main structural feature in the area is a series of WNW to NNW striking sub-vertical faults. These offset U1 vertically in several places along its strike length. Interestingly, the primary VTEM anomaly, VB5 1, is located between two of these structures – which is a suitable location for graben formation. Strong semi-pervasive epidote-chlorite alteration is visible within the V1-1 volcanics. It tends to become less intense with distance stratigraphically below the V1-1 – V1-2 contact. Silica alteration is also visible, but is strongest adjacent to intrusives and is probably related to these. Secondary Cu minerals are common at surface, particularly near the metalliferous sediments and along fault planes within V1-2. Drilling from the apex of the topographic ridge intersected a sub-horizontal VMS horizon (see below).

Figure 3: Regional Geology of the Semail Ophiolite Belt

REGIONAL GEOLOGY OF THE SEMAIL OPHIOLITE BELT

SAUDI ARABIA
OMAN
Block 5
Block 6
Gulf of Oman
Shinas
Sohar
Saham
Al Khaburah
As Suwayq
Muscat
Rustaq
Yanqul
TECTONICALLY DEFINED GEOLOGICAL BLOCKS IN THE OPHIOLITE BELT
FIZH
SALAHI
SARAMI
WADBAH
HAYLAYN
RUSTAQ
LEGEND:
City
Aeolian deposits
Alluvial deposits
Cumulate & high level gabbro
Dunite
Intrusives - peridotite, gabbro
Khabra deposits
Piedmont facies
Sabkhah deposits
Sheeted dyke complex & lower extrusives
Shelf facies
Slope & basin facies
Tectonised harzburgite
Upper extrusives
Volcanic rocks, basin facies
Volcanic rocks, slope & basin facies
SCALE: 30 0 30 60km

Source: SMS, Mawoon 2010

Figure 4: Local Geology of the Block 5 and Block 6 Properties

(see also Figure 5 with respect to the areas of Block 5 relinquished by the Company)

Gulf of Oman
N
Saham
LEGEND:
Road
River
Town
Geology
Upper and Middle Volcanics
Metalliferous Sediment
Lower Volcanics
Sheeted Dykes
High Level Gabbro
Cumulates
Intrusive

(c) Hilti Target

This area is underlain by rocks representing the sheeted dyke complex as well as the lower and middle volcanic lavas.

(d) Ahin Target

The Ahin prospect area consists mainly of the V1-1 lavas from the Lower Volcanic Unit. The lavas are bound by a faulted contact with the Sheeted Dyke Complex to the southwest. The volcanic unit seems to be rotated in relation to the sheeted dykes. The V1-2 unit is interpreted to overlay the lower volcanic to the northeast. Most of this area is however covered by Tertiary Sediments and recent sediments transported in Wadi Ahin.

(e) Hara Kilab Target

The Hara Kilab prospect is host to the Hara Kilab copper gossan, which was drilled extensively by Prospection Ltd in the 1970's. The outcropping lens of VMS copper mineralisation is hosted on the contact between the V1-1 and V1-2 basaltic lavas of the lower volcanic units. The Hara Kalib prospect has a high rating based upon the presence of gossan, old workings, slag and general setting which is similar in context to the mine open pits that have been exploited.

(f) Mahab 2 Target

The Mahab 2 prospect covers sheeted dykes in the west, overlain by V1-1 and V1-2 lavas in the centre of the area. A thrust fault immediately west of the VB5-30 EM target creates a duplication of the V1-1 / V1-2 sequence. The area is heavily affected by later intrusion of gabbroic to peridotitic composition. An interpreted mineralised shear zone bounded by doleritic dykes and a peroditite intrusion was drill tested by Prospection Ltd in the 1970's. Stockwork copper mineralisation was intersected. Once again this prospect has a high rating based upon the presence of gossan, slags and old workings.

(g) Mahab 3 Target

The geology of Mahab 3 consists of an outcropping copper gossan that was drill tested by Prospection Ltd in the 1970's. The gossan is located on the contact between V1-1 and V1-2 volcanics and is affected by a trondhjemitic intrusion to the north. A set of northeast trending faults bound the mineralisation to the south.

(h) Mahab 4 Target

The rocks underlying the Mahab 4 area consist of sheeted dykes in the west, followed by V1-1 volcanics and V1-2 volcanics to the east. In the extreme east of the target area, lavas of the middle volcanic were mapped. The contact between the V1-1 and V1-2 lavas in the south of the project area is offset by a north trending normal fault. Metalliferous sediments are locally developed within the V1-2 volcanics, but are not traceable for any significant strike length. Widespread copper mineralisation together with chlorite and epidote alteration was noted. The main structural feature in the area is the steep west dipping fault mentioned above. It is oriented sub-parallel to the local stratigraphy – sediments mapped east of the fault appear to truncate against it. This fault offsets the V1-1 – V1-2 contact - it is therefore interpreted as post V1-2 in age. The apparent sense of motion is up to the west, but it is unclear whether this movement was reverse or normal. Drill results (see below) indicate that massive sulphide intersected in GRB5D0011 and GRB5D0020 thickens towards the fault. This relationship suggests this fault may represent a syn-seafloor feeder structure for mineralisation at Mahab 4. It was then reactivated following the extrusion of V1-2.

Figure 5: Areas Relinquished in Block 5 (such areas being a, b and c shown on the map below)

(i) Sarami Target

The main rock units mapped on the Sarami prospect are basaltic pillow lavas and andesitic dykes representing the Lower Extrusive Unit. This unit is further divided into the V1-1 (Geotimes) and the V1-2 (Lasail) extrusives, which is separated from the overlaying Middle Volcanics (V2) by a thin sedimentary unit (U1). To the southwest the area is underlain by the Sheeted Dyke Complex.

(j) Doqal West Target

The main rock units mapped on the Doqal West prospect are basaltic pillow lavas and andesitic dykes representing the Middle Extrusive Unit (V2). A Fe-gossan outcrops 300 metres north of the VB5-43 target.

(k) Wadi Shafan Target

The Wadi Shafan target area covers nearly six kilometres strike extension of the underlying lower volcanic unit. Five VTEM targets were identified, of which VB5-40 is located proximal to the V1-1 / V1-2 contact.

Deposit Types

The deposit type in the project areas is a classic VMS, typical of ophiolilite complex geological setting. VMS deposits are hosts to copper, zinc and lead mineralisation and contain significant quantities of Au, Ag, Se and Cd, as well as minor amounts of other metals such as Co and Ni. VMS deposits consist of massive accumulations of sulphide minerals (more than 60% sulphide minerals) that occur in lens-like or tabular bodies parallel to the volcanic stratigraphy or bedding. They are usually underlain by a footwall stockwork of vein and stringer sulphide mineralisation and hydrothermal alteration. They occur on the seafloor or fossil seafloor in ancient rocks and may occur in any sedimentary or volcanic rock type, but the predominant hosts are intermediate to mafic volcanic rocks or fine-grained, clay-rich sediments.

The host rocks surrounding the massive sulphides often have very strong hydrothermal alteration and at times are converted completely to chlorite, clay minerals and epidote. Mineralisation consists of iron sulphide (pyrite, pyrrhotite) with chalcopyrite, sphalerite, and galena as the principal economic minerals. Anhydrite, barite and cherty silica are common gangue accessory minerals.

Volcanic vent systems and underlying dykes, stocks and sills are the sources of heat that are associated with massive sulphide systems and, as a consequence, form centres of exhalative or hydrothermal activity. Most of the massive sulphides are associated with large-scale fault systems, which suggests that spreading-axis morphologies at the time of mineralisation were controlled by tectonic extension rather than magmatism (e.g., similar to the Mid-Atlantic Ridge).

VMS Deposits in the Semail Ophiolite Belt

The type of VMS deposit found in the Semail Ophiolite are believed to have formed from active hydrothermal vents and black smoker deposits on a mid-ocean ridge, which is recognised as a probable modern analogue for Cyprus-type massive sulphide deposits in ancient ophiolites. The origin of these deposits at submarine hot springs has been widely accepted, and more than a decade of seafloor research at active hydrothermal vents has not significantly changed the genetic models for these mineral systems. Among the best exposed and least-deformed massive sulphides in ancient ophiolites occur in Cyprus and Oman. These rocks mark the suture zone along which the Tethys Ocean closed at the end of the Cretaceous.

Mineralisation

Most of the ore in massive sulphide deposits is mined from a zone of massive pyrite deposited as a central mound on the ancient seafloor and from adjacent underlying stockwork zones. The deposits typically lie on an intensely altered and brecciated substrate containing abundant sulphide veins and disseminated pyrite. The quartz-pyrite stockworks occur beneath the highest grade portions of the deposits and a significant proportion of the recoverable base metals usually occur as stockwork mineralisation and replacement ores beneath the seafloor. The high-grade stockwork zones are usually pipe-like bodies (i.e. much deeper than they are wide), resulting in a distinctive funnel-shaped cross section for the mineralised zones. Large, diffuse zones of quartz-pyrite veining and disseminated mineralisation usually envelope the pipe-like stockwork. Such stockwork zones generally occur in syn-volcanic faults, which accounts for their considerable vertical extent.

Most of the Cyprus-type massive sulphide deposits consist of a single, discrete lens, although some include vertically-stacked ore bodies (e.g., Aarja, in Oman). The deposits are usually described as low-relief mounds, having a relatively flat hangingwall contact with the overlying sediments or pillow lavas. They commonly have a distinctive asymmetric shape which is attributed to their original depositional setting (i.e., deposition adjacent to a syn-volcanic fault or graben wall, within small sub basins).

Many of the deposits are also truncated by late movements along faults and may have developed their present geometry late in their history. The massive sulphide lenses are often thickest along one flank and thin outward, away from the fault. Erosion or gradual flattening of the ore lenses on back-tilted, listric faults may have also occurred at the active margins of the grabens, and dissection and eventual degradation of the deposits by faulting is common. Cyprus-type deposits are characterised by a vertical zonation of ore types, including massive pyrite breccias, pyrite-silica breccias, a quartz-pyrite stockwork, and quartz-chlorite zones. The upper parts of massive sulphide lenses consist mainly of conglomeratic ore, which consists of clasts and larger blocks of massive pyrite, up to 1 metre across, in a matrix of friable, sandy pyrite.

The massive pyrite ores lie under the conglomeratic ore and consist of fine- to coarse-grained, granoblastic pyrite, often with abundant vuggy cavities lined by idiomorphic pyrite and quartz. The massive ore consists of coarse, granular pyrite breccias or blocky ore with abundant interstitial pyrite. The massive pyrite is locally cut by late veins of colloform-banded pyrite and is increasingly brecciated upward. The pyrite blocks are largest at the base of the massive sulphide lens, and the sandy pyrite matrix is gradually replaced by quartz and pyrite cement.

The massive sulphide lenses are typically underlain by a metres thick, basal zone of quartz-pyrite breccias. Although this zone marks the top of the quartz pyrite stockwork, it is usually distinguished by the absence of obvious basalt fragments. Corroded fragments of pyrite in the breccias have a distinctive nodular appearance and typically are surrounded and partially replaced by quartz. The silica cement consists of variable amounts of quartz, chalcedony and red jasper, all of which are demonstrably later than the pyrite. The common presence of red jasper in the pyrite-silica ores suggests that this zone represents the top of the pillow sequence in which the basalt substrate has been completely replaced by quartz and pyrite. Stockwork or replacement ore occurs immediately below the pyrite-silica zone and consists of mainly quartz-pyrite veins with minor chalcopyrite in intensely altered and mineralised lavas.

The mineralogy of the massive sulphide ore is relatively simple, with pyrite accounting for more than 90% of the sulphides in nearly all cases. A consistent paragenesis among different types of pyrite is recognised, in which the compact ores are products of the early brecciation of massive pyrite and later cementation by colloform pyrite. Chalcopyrite locally fills open spaces in the conglomeratic ores, but is most abundant in quartz-pyrite veins that crosscut the earlier pyrite breccias. Although sphalerite is rare in the Cyprus deposits, some exhibit local concentrations of sphalerite at the tops of the massive sulphide lenses.

Gossans are also spatially associated with many massive sulphide deposits. Many of the massive sulphide deposits from Cyprus are capped by gossans that are buried by Cretaceous pillow lavas or sediments. The iron-rich deposits are collectively referred to as ochres, but they may range in composition from fine-grained iron-oxide sediments (goethite and limonite), to haematitic or magnetite bearing sediments, and jarosite-rich deposits.

The gossans are widely recognised as products of submarine weathering, although similar iron-oxide gossans also form as a result of present-day weathering of the deposits on land. The gossans are up to several meters thick and normally do not extend beyond the limits of the ore bodies. The gossans sometimes rest on altered and mineralised pillow lavas adjacent to the deposits, and these may represent weathered sulphide debris eroded from the adjacent sulphide mounds.

Exploration

Data Collection and GIS Database Development

Building on the work of Kenex Knowledge Systems, data collection and Geographic Information System (GIS) database development has been on-going since December 2009. Available information on the geology, mineralisation and previous exploration was acquired from the Ministry in the form of various reports from previous workers, topographic and geological maps, spatial data and analytical data. Spatial and analytical data collected was captured into a database, which will later be used for GIS and geological modelling purposes. Geological data was collected during Gentor's exploration activity. This data includes geographical co-ordinates and measurements of orientation of geological lineaments (plunges, trends, dips and strikes of bedding, faults, folds and joints). This data was integrated with the historical data to create the current geological database. This database is managed and stored by the exploration manager.

Geophysical VTEM and Magnetic Survey and Interpretation

Airborne VTEM and magnetic surveys were flown over the Block 5 and Block 6 areas. The surveys were commissioned by Al Fairuz Mining and Al Zurha Mining and carried out by Geotech Airborne Limited ("Geotech") in April 2010. The geophysical interpretation was carried out by Mr. Gavin Selfe, a South African based geophysical consultant.

Block 5

A total of 46 EM conductors were identified from the airborne data after which all targets were ground-truthed to evaluate the feasibility of each in terms of geological setting, observed mineralisation and alteration. In addition, external factors that could have influenced the identification process were also investigated. Following the physical evaluation, the targets were classified in a three tier ranking system whereby a priority 1 was assigned to targets located in a favourable geological setting, in terms of lithological positioning, structural setting, observed mineralisation and alteration and the proximity of favourable exploration results from previous operators. A priority 2 ranking was assigned to targets on or in close proximity to a favourable lithological setting, but without all the key positive indicators. The priority 3 ranking was given to targets interpreted to be of a cultural origin, located in traditionally unprospective host rocks or due to features like conductive sediments overlaying volcanic rocks. Four targets were classified as priority 1, 26 as priority 2 and 16 targets as possibly priority 3.

Block 6

A total of 10 EM conductors were identified from the airborne data after which all targets were ground truthed to evaluate the feasibility of each in terms of geological setting, observed mineralisation and alteration and external factors that could have influenced the identification process. Following the physical evaluation the targets were classified as above. Only one target was classified as a priority 2 and another as priority 3. The remainder of the EM conductors were initially assigned to cultural objects.

Target Generation

Targets were first identified according to their geophysical anomaly as acquired in the VTEM surveys. These targets were ranked from 1-3, with one being the most prospective. Targets assigned no.1 ranking had strong geophysical anomalies and crossed more than one VTEM lines. Targets assigned no. 2 ranking were moderate anomalies under the same conditions as ranking 1, while targets assigned no. 3 were weaker targets and were potentially cultural (man-made) structures. The exploration team developed geological targets by combining the extensive geological database with the interpretations from the newly acquired VTEM survey. Targets assigned geological ranking no. 1 are those that occur in the VMS host stratigraphy, with visible chlorite and epidote alteration, in proximity to metaliferrous pelagic sediments and contain copper staining or the presence of malachite. The second ranking was based on the same attributes as the first, with the exception that the target is located at great depth, and are therefore less likely to yield a near-surface deposit. The third ranking was based solely on the presence of a geophysical anomaly and little supporting field evidence. A further subdivision was assigned to each ranking: A for easily accessible targets and B for not so easily accessible targets.

Combining the two tools led to the identification of 11 prospect scale areas. Detailed geological plans were generated by prospect scale mapping. Three dimensional modelling of selected EM conductors were used to identify drill targets. A brief description of the targets identified in each prospect is provided below.

(a) Maqail Target

Four VTEM targets were identified with target VB5-10 interpreted to be the most prospective. Although VB5-10 is located on a hill covered by tertiary sediments, which might explain the EM conductor and although located in the middle volvanics (V2), the amount of alteration warrants an explanation.

(b) Maqail South Target

Two EM conductors are located proximal to the V1-1/V1-2 contact and together with well developed U1 sediments, local oxide copper mineralisation and alteration and a favourable structural setting, this area represents high priority drill targets. The prospectivity of the target area is further enhanced by a broad chargeability anomaly, identified by JICA exploration, in the immediate footwall of the U1 unit.

(c) Hilti Target

Two lower priority VTEM targets were identified in the Hilti prospect. Field verification of the targets failed to reveal a possible explanation for these conductors.

(d) Ahin Target

Three EM conductors are located proximal to what is interpreted to be the V1-1/V1-2 contact. Three-dimensional modelling of the EM conductor showed VB5-14 and VB5-15 to be continuous.

(e) Hara Kilab Target

Three VTEM targets were identified in this area. These are located in an area of thick limestone cover to the north and east of the outcropping gossan. The known mineralisation failed to produce a recognisable EM conductor, which might be due to the oxidized nature of the orebody. However, the area incorporates extensive gossan and old workings.

(f) Mahab 2

Four VTEM conductors were identified in the area. Only VB5-32 is considered to be located in a favourable lithological horizon. Although the conductor is covered by recent sediments, the occurrence of a Fe-gossan up dip from the anomaly warrants it to be drill tested.

(g) Mahab 3

A first order VTEM conductor was identified in close proximity to the physical outcrop of the gossan and apparent copper mineralisation. A further three dimensional modelling of the EM data was carried out. This revealed that the EM conductor has an apparent plunge to the southeast.

(h) Mahab 4 Target

Two first order VTEM conductors, subsequently named VB-23 and 24, were identified on Mahab 4. Three dimensional modelling of the VB5-23 conductor produced a target of over 300 metres in strike length. The VB5-24 target is interpreted to be a potential down-dip VMS system.

(i) Sarami Target

Four EM conductors were located on this target. Three EM conductors occur in the footwall V1-1 volcanics, while VB5-33 is located in the middle volcanic (V2).

(j) Doqal West Target

An iron-rich gossan outcrops 300 meters north of the VB5-43 target. Three dimensional modelling of the VTEM data produced an EM conductor striking northwest, just south of VB5-43. A second VTEM target, VB5-41, is located in the north-western corner of the prospect.

(k) Wadi Shafan Target

Five VTEM targets were identified, of which VB5-40 is located proximal to the V1-1/V1-2 contact.

Drilling

Drilling commenced in July 2010 and was carried out on a number of anomalies including the Smeidi, Mahab 4, Maqail South, Mahab 3, Hara Kilab and Doqal West prospects. The drilling contractor was Gulf Geotechnical Services and Material Testing LLC (Gulf Geotechnical). Gulf Geotechnical has ISO 9001:2008 and ISO 17025:2005 accreditation. Core sizes used were HQ and NQ.

Drilling Protocol

The driller utilises pre-determined drilling procedures during the extraction of core. Once the core has been extracted, it is cleaned and laid out in core boxes, such that it is in the correct order in each drill run and so that the core at the end of and beginning of the next run fit together. Each core box is photographed using a digital camera, with the labels of hole and box numbers and depth range clearly visible. The core boxes are collected under the supervision of a Gentor geologist and transported by road. The drillers are obliged to produce a daily report which records drilling activity for each day, including details of the rig, drillers and particulars of each individual run. The driller also supplies a checklist of safety topics discussed at their last safety meeting. This form is dated and signed by all those present. A summary of daily progress and initial geological interpretations is prepared at the exploration office. The core received is logged and the following information is recorded:

•	'from-to' depths;
•	core recovery of each run;
•	structures;
•	lithology;
•	alteration; and
•	mineralisation.

Total core recovery has been recorded with marks made every one metre with a permanent black marker pen. For the mineralised intervals, the core is marked with chalk into lengths representing approximately one metre of advance. The core boxes at these intervals are marked with an arrow using a permanent marker pen. Logging is carried out by hand on paper and later captured into an Excel spreadsheet.

Table 6: Drilling Program for Block 5 as at November 2010

PROSPECT	BH ID	EASTING	NORTHING	EOH	DIP	AZIMUTH
DOQAL WEST	GRB5D016	484361	2639426	100.45	60	195
	GRB5D019	484665	263890	110.20	90	000
HARA KILAB	GRB5D010	464546	2659939	100.00	75	030
	GRB5D012	464535	2659916	100.00	75	030
	GRB5D014	464560	2659963	100.00	75	030
MAHAB 3	GRB5D013	467709	2658072	77.80	62	245
	GRB5D015	467744	2658091	30.45	62	245
	GRB5D017	467725	2658023	109.80	62	245
	GRB5D018	467677	2657989	88.22	62	065
MAHAB 4	GRB5D003	468807	2656153	150.09	60	255
	GRB5D005	468769	2656143	195.33	60	255
	GRB5D006	468751	2656136	162.46	50	255
	GRB5D008	468616	2656102	183.20	50	075
	GRB5D011	468787	2656205	138.10	50	255
	GRB5D020	468772	2656191	105.09	50	255
MAQAIL SOUTH	GRB5D004	453596	2661162	162.60	45	310
	GRB5D007	453632	2661254	159.65	45	275
	GRB5D009	453340	2661142	103.70	90	000
	GRB5D021	453483	2661173	101.05	75	320
	GRB5D022	453418	2661146	108.20	75	280
	GRB5D023	453531	2661235	130.03	70	310
	GRB5D024	453554	2661214	120.00	75	310
SMEIDI	GRB5D001	475352	2654687	121.13	90	000
	GRB5D002	475145	2654528	100.13	90	000

Co-ordinate System: WGS84 UTM40N

Drilling at Mahab 4 During 2010

Six boreholes were completed at Mahab 4 during 2010, totalling 934.27 metres. The first three holes drilled were located to test the primary VTEM anomaly, VB5_23. The second hole, GRB5D005, intersected stringer mineralisation associated with VMS deposits. Additional holes were planned. It was concluded that a VMS system containing full vertical ore zonation is present at Mahab 4. Chalcopyrite rich massive sulphide comprising the uppermost portion of the system appears to be at least partially preserved in the area of GRB5D0011.

Borehole intersections of mineralised zones are summarised in Table 7 below. Borehole GRB5D005 intersected well developed quartz vein stringer mineralisation between 107 metres and 175 metres. The mineralisation is dominated by pyrite stringers and disseminations with common blebby chalcopyrite and rare sphalerite. It is cut by several minor unmineralised andesitic dykes. Average grades for copper are above 0.3% Cu (see Table 7), the best sample contained 3.27% Cu. Several zones of copper enrichment are present; 13.67 metres at a grade of 0.87% Cu from 116.08 metres, 2.29 metres at a grade of 2.18% Cu from 142.16 metres, and 4.53 metres at a grade of 1.98% Cu from 170.38 metres. Mineralisation stops abruptly at 174.90 metres in brecciated, strongly chlorite altered volcanics interpreted as a fault zone.

Stringer mineralisation similar to that found in GRB5D005 was intersected between 143 metres and 166 metres in borehole GRB5D008 - a scissor hole on the same drill fence. Mineralisation appears abruptly at 142.81 metres following a well-defined zone of chlorite rich fault breccia. In section, this fault zone is located close to the projection of the fault observed in GRB5D005 and the fault mapped at surface. The copper grade attained at this intersection of borehole GRB5D008 with the mineralised zone is mostly lower than that in GRB5D005; generally less than 0.2% between 142.81 metres and 162.29 metres. The final four metres of the intersection is enriched – four samples returned copper results of 0.39%, 0.57%, 0.66% and 1.11%, as shown in Table 7.

Table 7: Drilling Results from Mahab 4 Relating to the 2010 Drilling Program

			MINERALISATION		GRADE
BH ID	FROM (m)	TO (m)	INTERCEPT(1) (m)	TYPE	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D005	107.37	175.50	68.09	Stringer	0.71	0.01	0.02	0.23
	116.08	129.80	13.67		0.87	0.03	0.02	0.28
	142.16	144.50	2.29		2.18	0.01	0.05	0.42
	170.38	174.90	4.53		1.98	0.02	0.02	0.32
GRB5D008	142.81	145.60	2.77	Stringer	0.21	0.01	0.01	0.85
	150.12	156.40	6.28		0.15	0.01	0.01	0.33
	162.29	166.30	4.04		0.70	0.03	0.03	0.26
GRB5D011	34.7	35.57	0.87	Massive Sulphide	3.83	1.15	0.21	146.00
	85.00	89.11	4.11	Stringer	0.49	0.06	0.08	0.50
	119.24	121.80	2.53		0.46	0.01	0.01	0.00
GRB5D020	40.15	55.55	15.4	Massive Sulphide	7.40	0.17	0.91	7.90
	43.15	51.95	8.80		9.17	0.19	0.62	8.20
	65.35	74.06	8.71	Stringer	0.55	0.04	0.04	0.68
	74.06	76.53	2.47	Massive Sulphide	0.53	0.04	0.15	1.16
	77.05	79.98	2.93		0.60	0.04	0.46	4.33
	79.98	92.06	12.08	Stringer	0.57	0.04	0.08	0.74

(1) True widths are not currently known.

Borehole GRB5D0011 was collared 50 metres along strike to the north of the first drill fence. It intersected V1-2 volcanics with two minor metalliferous sediment horizons from surface to ~51.20 metres and V1-1 volcanics from ~51.20 metres to 138.10 metres (EOH). At 34.7 metres, a 0.87 metre wide band of massive sulphide with well-developed chalcopyrite was intersected. A single sample from this interval contained 1.15ppm Au and 3.83% Cu. Stringer mineralisation similar to that in GRB5D005 and GRB5D008 was intersected between 85.02 metres and 121.72 metres. The stringer mineralisation is bound on both margins by well-defined fault zones. Copper grade in the centre of the intersection is generally less than 0.1%, but there are 3 metre to 4 metre wide enriched zones running ~0.5% on both margins. These relationships indicate the faults described above are likely to be feeder conduits for mineralisation at Mahab 4.

Borehole GRB5D0020 was collared 20 metres southwest of GRB5D0011 on the same drill fence. It intersected three metalliferous sediment horizons within V1-2 volcanics between surface and 40.15 metres. Minor massive magnetite bands similar to those at Maqail South are associated with one of the sediment horizons. GRB5D0020 intersected massive sulphide with abundant blebby chalcopyrite between 40.15 metres and 54.55 metres and altered volcanics with massive sulphide fragments between 54.55 metres and 55.55 metres. This zone is underlain along a sharp contact by weakly altered volcanics with minor disseminated sulphide to 65.35 metres. Well-developed semi-massive mineralisation with occasional massive horizons was intersected between 65.35 metres to 70.27 metres, 74.09 metres to 76.52 metres, 77.06 metres to 82.07 metres and 82.35 metres to 91.76 metres. This mineralisation is pyrite dominated and associated with strong silicification and conglomeratic textures.

Copper grade in massive sulphide intersected in GRB5D0020 between 40.15 metres and 54.55 metres (15.40 metres) averages 7.4%, with 0.17ppm Au and 0.9% Zn. This includes 8.8 metres @ 9.17% Cu from 43.15 metres. Zinc grade is highest at the top of the intersection, indicating temperature zonation is occurring at Mahab 4. Copper grade in the pyrite dominated mineralisation between 65.35 metres and 91.76 metres is lower, ranging between ~0.1% Cu and 2.07% Cu. Grade isn’t consistent down hole – there are several intervals with negligible copper (massive pyrite or unmineralised dykes/basalts). Enriched intervals include 8.71 metres @ 0.55% Cu from 65.35 metres, 2.47 metres @ 0.53% from 74.06 metres and 15.01 metres @ ~0.6% from 77.05 metres. Gold grade below 65.35 metres is negligible. Zinc grade is mostly very low, although it is higher (0.1% - 0.4%) in two massive sulphide intervals intersected between 74 metres and 80 metres.

Drilling at Maqail South During 2010

To the end of November 2010, seven boreholes, totalling 885.23 metres, were drilled at Maqail South, details of which are provided in Table 6 above. The first three borehole locations (GRB5D004, 007 and 009) were determined on the basis of testing the VTEM anomalies VB5_1 and VB5_2. Four more boreholes (GRB50021, 0022, 0023 and GRB50024) were commissioned on the basis of the results yielded from the boreholes drilled.

GRB5D004 intersected 3 small (<50cm) magnetite rich metalliferous sediment horizons centred at ~39 metres, ~51 metres and ~62 metres. The uppermost horizon contained coarse grained disseminated pyrite and chalcopyrite – a single sample from this horizon assayed 0.8% Cu. The hole is dominated by V1-2 volcanics above the basal metalliferous sediment, but by V1-1 volcanics below it. These magnetite rich layers may be an important exploration guide - previous workers (JICA) suggested they represent a lateral gradation of the ore body into metalliferous sediments. Such a relationship is clearly visible at the 10 million ton Lasail deposit, where magnetite rich umbers can be traced 300 metres from the pit wall.

GRB5D007 was collared 100 metres NNE of GRB5D004. GRB5D007 intersected V1-2 volcanics from surface to ~19 metres and V1-1 volcanics from ~20 metres to 159.65 metres (EOH). The contact between the two volcanic units is marked by a 75 centimetre thick magnetite bearing umber. V1-1 volcanics host a broad zone of disseminated to stringer style py +/- mt +/- cpy mineralisation between ~56 metres and 159.65 metres (EOH). Sampling was undertaken over the best developed mineralisation - at 51.69 metres to 93.02 metres, 102.41 metres to 108.75 metres and 143.22 metres to 148.36 metres. Copper grade over sampled intervals is generally less than 0.1%, but there are enriched intervals between 56 metres and 62 metres and between 70.5 metres and 73.5 metres where average copper grade is closer to 0.5%.

GRB5D009 was collared directly above VTEM anomaly VB5_2. It intersected gossanous rocks with visible ex-sulphide boxworks between 4 metres and ~15 metres. The alteration becomes progressively weaker with depth; relatively unaltered volcanics with minor pyrite disseminations were intersected from ~15 metres to ~28 metres. Below this, the hole is dominated by a fine grained, equigranular intrusive of intermediate/mafic composition. The intrusive hosts weak pyrite disseminations and stringers, but no visible chalcopyrite. Assay results confirm the negligible copper grade here. Copper grade in gossanous volcanics near the top of the hole is more encouraging – several samples contain 0.2% - 0.4% copper and a single sample ran 1.3% copper.

GRB5D0021 and GRB5D0022 were designed to target the V1-1 – V1-2 target beneath the southern margin of VB5_1 and the eastern margin of VB5_2 respectively. V1-1 and V1-2 volcanics were intersected in both holes, but the contact between them was not observed due to the intrusion of medium grained, intermediate intrusive rocks in the area of interest. Broad zones of silica-epidote-hematite-chlorite alteration with minor pyrite disseminations were observed in V1-1 volcanics in both holes.

GRB5D0023 and GRB5D0024 were collared directly above VB5_1. They were designed to test the area up-dip from mineralised metalliferous sediments previously intersected in GRB5D004 and GRB5D007. Both holes GRB5D0023 and GRB5D0024 intersected massive sulphide. In GRB5D0023, massive sulphide was intersected between 68.02 metres and 73.60 metres, but was cut by two dykes that were less than one metre in width. In GRB5D0024, massive sulphide was intersected between 63.71 metres and 70.39 metres, but recoveries were poor – often less than 50%. Massive mineralisation is pyrite-chalcopyrite dominated but also contains disseminated to locally semi-massive magnetite. The mineralisation is bound above by V1-2 volcanics containing a series of magnetite-rich metalliferous sediments, and below by V1-1 volcanics. Disseminated to stringer, pyrite and chalcopyrite mineralisation is visible within V1-1 volcanics beneath the massive sulphide in both holes, but particularly in GRB5D0024. This mineralisation is patchy – it is unlikely to represent the primary stringer or feeder zone for mineralisation at Maqail South.

Table 8: Drilling Results from Maqail South Relating to the 2010 Drilling Program

				MINERALISATION		GRADE
BH ID	FROM (m)	TO (m)		INTERCEPT(1) (m)	TYPE	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D023	68.02		74.27	6.25	Massive Sulphide	3.30	0.16	0.02	2.69
	69.49	.	73.60	4.11		4.29	0.19	0.02	3.20
GRB5D024	63.71		70.39	6.68	Massive Sulphide	7.42	0.29	0.03	4.95
	90.44		97.74	6.86	Stringer	0.44	0.02	0.01	1.00
	114.43		117.32	2.89	Stringer	0.82	0.02	0.02	2.00

(1) True widths are not currently known.

2011 and 2012 Drill Results

The Company’s 2011 and 2012 drill program has succeeded in expanding the size of the Company’s two volcanogenic massive sulphide ("VMS") discoveries at the Mahab 4 and Maqail South prospects that resulted from testing conductors defined by the VTEM heliborne survey in 2010. The following focuses on the ongoing evaluation drilling being carried out at the Mahab 4 and Maqail South prospects, and does not refer to on-going region exploration drilling, which has yet to yield further discovery.

Since re-commencing drilling in February 2011, Gentor has drilled a further 44 holes at Mahab 4 for 4,902.87 metres and 9 holes at Maqail South for 807.35 metres. In Blocks 5 and 6, Gentor drilled a total of 110 holes for 12,013.72 metres, which included 8,302.72 metres in 78 holes of diamond drilling.

Mahab 4 2011 and 2012 Drilling

Follow-up drilling on Mahab 4 has largely followed the predicted pattern of drilling on a 50 metre by 25 metre grid to the north of the initial discovery zone, with some 25 metre by 25 metre drilling where further definition of ore shapes was required. The successful results were achieved over a 330 metre strike length with the ore zone outcropping to the south and plunging gently north-wards.

Significant drill assay results from Mahab 4 during 2011 and 2012 are included in Table 9 below.

Table 9: Highlights of Drill Results in 2011 and 2012 at Mahab 4
Hole No.	From	To	Intercept	Copper	Gold	Silver	Zinc	Mineralisation
	(m)	(m)	(m)	(%)	(g/t)	(g/t)	(%)
GRB5D042	108.2	111	2.80	5.03	0.17	17.7	1.29	MS
and	119.7	129.9	10.20	5.25	0.3	13.8	1.02	MS
GRB5D047	96.6	121	24.40	4.68	0.21	13.8	1.68	MS/SMS
incl:	98.75	116.39	17.64	6.14	0.26	18.6	2.24	MS/SMS
incl:	103	112	9.00	7.22	0.25	15.8	1.93	MS/SMS
GRB5D048	57.2	65	7.80	1.24	0.08	2.1	0.18	QVS
and	93	103	10.00	1.54	0.07	1.4	0.18	QVS
and	113.89	129	15.11	0.49	0.02	1.1	0.04	QVS
GRB5D052	90.54	106.89	16.35	0.72	0.05	1.4	0.13	QVS
incl:	90.54	93.88	3.34	1.18	0.04	1.3	0.07	QVS
and incl:	102	109	7.00	0.73	0.06	2.2	0.21	QVS
GRB5D054	62.4	73	10.60	0.43	0.03	0.5	0.04	QVS/SMS
incl:	67.89	73	5.11	0.72	0.04	0.8	0.05	QVS/SMS
B5MB4D057	104.15	107	2.85	0.44	0.04	5.4	0.14	QVS
B5MB4D059	33.5	43.69	10.19	6.69	0.48	20	3.2	MS
B5MB4D064	13.5	53	39.50	4.81	0.25	16.7	0.38	GOS/MS/SMS
incl:	20.15	37	16.85	8.4	0.25	15.3	0.52	MS
B5MB4D066	1.5	24.2	22.70	3.76	0.54	15.4	0.09	GOS/MS
incl:	19.3	24.2	4.90	15.94	1.27	49.4	0.11	MS
B5MB4D067	32.95	41	8.05	3.18	0.53	24	0.39	MS
incl:	33.9	38.7	4.80	4.59	0.81	36.3	0.31	MS
B5MB4D074	70.35	105.44	35.09	4.82	0.38	17.7	0.85	MS
incl:	72.84	95.41	22.57	6.14	0.38	20.9	1.08	MS
and incl:	99.25	105.44	6.19	4.01	0.72	21.6	0.67	MS
B5MB4D070	12.42	36.46	24.04	6.32	0.49	1.1	24.2	MS
incl:	12.42	26.44	14.02	5.65	0.64	0.9	32.5	MS Supergene
and:	42	44	2.00	1	0.04	0.1	1.5	QVS
and:	55.2	59.27	4.07	1.5	0.06	0.1	3.2	QVS

Table 9: Highlights of Drill Results in 2011 and 2012 at Mahab 4
Hole No.	From	To	Intercept	Copper	Gold	Silver	Zinc	Mineralisation
	(m)	(m)	(m)	(%)	(g/t)	(g/t)	(%)
B5MB4D071	63.15	120	56.85	6.21	0.22	0.9	10.4	MS/SMS
incl:	63.15	84.99	21.84	7.1	0.3	1.5	18.1	MS
B5MB4D075	91	96.34	5.34	7.84	0.22	1.2	6	MS
B5MB4D077	68.64	71.36	2.72	0.81	0.15	1.6	6.7	UMB/MS
B5MB4D079	96	105	9.00	0.44	0.04	0.1	1.4	QVS/SMS
and:	124	130.35	6.35	0.4	0.04	0	1.4	QVS
B5MB4D082	82.45	116	33.55	0.55	0.09	0.9	3.7	MS/QVS
incl:	82.45	83.8	1.35	3.84	0.29	5.7	18.8	MS
and incl:	99	109	10.00	0.76	0.14	0.9	5.3	QVS/BXA
B5MB4D083	45.15	88.44	43.29	3.62	0.24	0.9	11.8	MS/SMS/QVS
incl:	45.15	70	24.85	5.12	0.31	0.8	15.6	MS/SMS
and incl:	70	86	16.00	1.79	0.13	0.8	6.5	SMS/QVS
B5MB4D084A	11.9	24.5	12.60	0.02	2.52	0	16.2	GOS
and:	24.5	86	61.50	2.08	0.14	0.7	7.7	MS/SMS/QVS
incl:	24.5	40.95	16.45	5.29	0.39	1.7	19.9	MS/SMS
incl:	24.5	33	8.50	6.55	0.65	2.7	31.8	MS Supergene
and:	108.6	116	7.40	1.5	0.04	0	3.2	MS/QVS
B5MB4D088	133.87	142	8.13	4.67	0.12	0.7	9.4	MS
B5MB4D091	129.5	147.67	18.17	5.18	0.16	0.8	10	MS
B5MB4D093	115.39	116.34	0.95	8.49	0.18	0.9	21	MS
and:	130.74	143.47	12.73	5.03	0.29	2	16	MS
B5MB4D095	125.5	158.72	33.22	0.24	0.03	0.1	1.3	QVS/SMS/MS
incl:	152	158.72	6.72	0.54	0.05	0.3	1.7	MS/QVS
B5MB4D097	70.6	89.09	18.49	5.25	0.3	0.8	12.5	MS
B5MB4D103	127	155	28.00	0.63	0.02	0	1.3	QVS
incl:	127	141	14.00	0.83	0.02	0	1.5	QVS

(Codes: MS = Massive Sulphide, SMS = Semi-Massive Sulphide, QVS = Quartz Vein Stringer, GOS = Gossan, UMB = Umber, BXA = Breccia)

Table 10: Mahab 4 Drill Summary
Prospect	Name	Easting	Northing	Elevation	Dip	Azimuth	Length (m)
Mahab 4	GRB5D003	468804.6	2656152	217.5	60	255	150.09
Mahab 4	GRB5D005	468771.4	2656138	220.3	60	255	195.35
Mahab 4	GRB5D006	468751.1	2656131	223.7	50	255	162.46
Mahab 4	GRB5D008	468616.3	2656104	219.2	50	75	183.20
Mahab 4	GRB5D011	468785.7	2656200	221.1	50	255	138.10

Table 10: Mahab 4 Drill Summary
Prospect	Name	Easting	Northing	Elevation	Dip	Azimuth	Length (m)
Mahab 4	GRB5D020	468771.9	2656191	224.0	50	255	105.09
Mahab 4	GRB5D025	468749.8	2656185	235.0	50	255	75.00
Mahab 4	GRB5D026	468805.6	2656199	218.0	60	255	165.00
Mahab 4	GRB5D028	468775.7	2656248	221.0	70	255	113.15
Mahab 4	GRB5D030	468760.8	2656242	223.2	60	255	145.05
Mahab 4	GRB5D032	468700.7	2656217	251.5	60	75	101.25
Mahab 4	GRB5D035	468762.1	2656287	218.8	61	255	130.40
Mahab 4	GRB5D039	468786.8	2656300	214.6	70	255	122.25
Mahab 4	GRB5D041	468763.9	2656340	218.0	60	255	108.25
Mahab 4	GRB5D042	468663.0	2656254	261.0	55	75	170.10
Mahab 4	GRB5D045	468798.4	2656353	214.5	60	255	143.19
Mahab 4	GRB5D047	468790.4	2656304	213.5	50	255	138.15
Mahab 4	GRB5D048	468773.1	2656101	222.5	60	255	135.15
Mahab 4	GRB5D050	468807.2	2656108	218.0	60	255	145.85
Mahab 4	GRB5D052	468677.2	2656060	216.2	50	60	117.40
Mahab 4	GRB5D054	468714.3	2656031	214.9	50	75	84.05
Mahab 4	GRB5D055	468736.3	2655997	216.9	50	75	96.00
Mahab 4	B5MB4D057	468678.0	2656025	217.2	50	75	115.50
Mahab 4	B5MB4D059	468739.0	2656039	214.9	49	65	55.10
Mahab 4	B5MB4D061	468757.3	2656009	216.0	50	75	49.30
Mahab 4	B5MB4D063	468794.6	2656056	215.1	90	0	46.50
Mahab 4	B5MB4D064	468761.1	2656132	221.9	60	255	77.00
Mahab 4	B5MB4D066	468765.2	2656102	223.7	60	255	64.85
Mahab 4	B5MB4D067	468778.0	2656101	221.4	45	252	85.50
Mahab 4	B5MB4D069	468748.3	2656024	215.8	50	75	52.50
Mahab4	B5MB4D070	468770.7	2656049	215.2	75	255	85.30
Mahab 4	B5MB4D071	468761.9	2656316	215.0	60	255	141.50
Mahab 4	B5MB4D072	468656.3	2656103	224.3	50	72	132.45
Mahab 4	B5MB4D074	468760.8	2656314	215.0	60	277	126.00
Mahab 4	B5MB4D075	468708.3	2656181	263.4	75	75	122.10
Mahab 4	B5MB4D077	468758.4	2656362	219.0	57	255	79.30
Mahab 4	B5MB4D079	468675.8	2656167	245.1	64	75	130.35
Mahab 4	B5MB4D080	468751.5	2656387	219.0	60	255	154.60
Mahab 4	B5MB4D082	468700.7	2656217	251.5	72	75	123.70
Mahab 4	B5MB4D083	468762.5	2656265	223.0	60	255	105.20
Mahab4	B5MB4D084A	468757.9	2656165	228.0	60	255	140.56
Mahab 4	B5MB4D086	468638.5	2656205	238.1	55	75	157.85
Mahab 4	B5MB4D088	468670.4	2656314	266.2	71	75	149.00
Mahab 4	B5MB4D089	468663.3	2656335	259.9	75	75	154.70

Table 10: Mahab 4 Drill Summary
Prospect	Name	Easting	Northing	Elevation	Dip	Azimuth	Length (m)
Mahab 4	B5MB4D091	468670.4	2656314	266.2	67	95	157.80
Mahab 4	B5MB4D093	468663.0	2656254	261.0	60	65	153.60
Mahab 4	B5MB4D095	468663.0	2656254	261.0	70	65	162.45
Mahab 4	B5MB4D097	468708.3	2656181	263.4	65	75	100.75
Mahab 4	B5MB4D100	468675.8	2656167	245.1	76	75	142.15
Mahab 4	B5MB4D103	468677.2	2656060	216.2	65	55	146.80
						Total	6,136.94

Maqail South 2011 and 2012 Drilling

Gentor conducted follow-up drilling at the Maqail South discovery in Block 5 in the first half of 2011 and 2012. Early drilling established the presence of a proximal massive sulphide mound developed close to an important cross structure. Drilling during 2011 at Maqail South included 6 diamond drill holes for 494.60 metres. Although drilling on a regular 50 metre x 25 metre grid was attempted, the severe topography constrained drill site location. The following table details the drilling completed at Maqail South with drill locations and geology shown on the figure below – assay results are awaited.

Maqail South Drill Summary - 2012
Hole	Easting	Northing	Elevation	Dip (°)	Azimuth (°)	Length (m)
B5MQSD092	453635.5	2661266.7	382.14	70	310	147.35
B5MQSD094	453467.8	2661213.7	401.03	90		102.30
B5MQSD096	453513.9	2661363.5	369.57	70	310	63.10
B5MQSD098	453478.0	2661329.6	365.79	70	310	51.30
B5MQSD099	453540.2	2661160.9	398.11	90		99.30
B5MQSD101	453662.3	2661170.7	375.21	90		51.65
B5MQSD102	453717.0	2661191.8	380.11	60	305	48.55
B5MQSD104	453407.6	2661264.2	373.08	90		46.20
B5MQSD105	453578.3	2661243.3	415.00	60	40	70.50
B5MQSD106	453367.7	2661162.7	396.64	90		46.00
B5MQSD108	453446.5	2661099.7	392.16	90		83.90
B5MQSD110	453413.1	2661064.9	391.64	90		80.25
B5MQSD112	453473.7	2660920.8	353.26	90		77.35
B5MQSD113	453536.9	2661040.3	373.58	90		141.15
B5MQSD115	453358.3	2661078.5	388.04	69	310	45.25
B5MQSD116	453398.6	2660923.5	347.15	70	310	61.75
B5MQSD118	453467.0	2661018.3	358.14	90		72.25
				Total for Maqail South		1,288.15

Figure 6: Geology and Drilling Plan of Mahab 4

468,650 mE
468,700 mE
468,750 mE
468,800 mE
468,850 mE
2,656,350 mN
2,656,300 mN
2,656,250 mN
2,656,200 mN
2,656,150 mN
2,656,100 mN
2,656,050 mN
Legend
Drill hole collar
Fault
Alluvium
Basalt (V1-2)
Dyke
Gossan
Umber
Basalt (V1-1)
Sheeted Dykes
Massive Sulphide
Semi-Massive Sulphide
Quartz Vein Stringer
Section6
Section5a
Section5
Section4a
Section4
Section 3.75
Section3
Section2
Section1
Section0
Section1S
Section-1
Section1aS
Section2S
B5MB4D080
B5MB4D077
GRB5D045
GRB5D041
B5MB4D089
B5MB4D091
B5MB4D088
B5MB4D071
B5MB4D074
GRB5D047
GRB5D039
GRB5D035
B5MB4D083
B5MB4D095
GRB5D042
B5MB4D093
GRB5D028
GRB5D030
GRB5D032
B5MB4D082
B5MB4D086
GRB5D0011
GRB5D026
B5MB4D075
GRB5D0020
GRB5D025
B5MB4D097
B5MB4D079
B5MB4D100
B5MB4D084A
GRB5D003
GRB5D005
B5MB4D064
GRB5D006
GRB5D050
GRB5D008
B5MB4D072
B5MB4D066
B5MB4D067
GRB5D048
GRB5D052
B5MB4D103
B5MB4D063
B5MB4D070
B5MB4D059
GRB5D054
B5MB4D057
B5MB4D069
B5MB4D061
GRB5D055
50m

Figure 7: Mahab 4 Long Section

Figure 8: Geology and Drilling Plan at Maqail South

453,400 mE
453,500 mE
453,600 mE
453,700 mE
2,661,400 mN
2,661,300 mN
2,661,200 mN
2,661,100 mN
2,661,000 mN
2,660,900 mN
B5MQSD096
GRB5D037
B5MQSD098
GRB5D040
MQS_j
GRB5D036
B5MQSD104
GRB5D027
B5MQSD092
GRB5D007
B5MQSD105
GRB5D031
GRB5D0023
B5MQSD094
GRB5D0024
B5MQSD102
MQS_d
GRB5D034
GRB5D0021
B5MQSD101
MQS_m
B5MQSD106
B5MQSD099
GRB5D004
GRB5D009
GRB5D0022
MQS_w
MQS_e
B5MQSD108
B5MQSD115
B5MQSD110
B5MQSD113
MQS_v
MQS_ad
MQS_ac
B5MQSD116
B5MQSD112
MQS_r
MQS_s
Section 0
Section 1
Section 2
Section3
Section4
Section5
Section6
Section7
Section8
Maqail South Summary
Drillhole
Measurement - structural
Measurement - strat
Fault
Massive Sulphide
Semi-massive Sulphide
Quartz Vein Stringer
Gossan
Lasail Basalt (V1-2)
Umber
Geotimes Basalt (V1-1)
Sheeted Dykes

Figure 9: Drill Section 6 at Maqail South

Figure 10: Drill Section 7 at Maqail South

Sampling Method and Approach

Sampling Protocol

During sampling, care is taken to collect samples over mineralised sections and to coincide with lithological boundaries or changes in levels of mineralisation. Wherever possible, unmineralised sections within mineralised zones are sampled separately. Sampling is carried out at a minimum core length of 0.4 metres and a maximum of 1.4 metres; this is done to ensure sufficient material for analyses. In homogenous zones, samples are collected at intervals of one metre to allow for statistically valid comparisons to be made between samples. At the limit of mineralised zones one metre samples are taken from barren host rock and below the mineralised zone. A set of standard and blank certified reference material has been obtained from Geostats (Pty) Ltd in western Australia. These materials are inserted approximately every 10 samples, alternating between a standard and a blank. Standards are chosen on the basis of appropriateness for each mineralised zone and blanks are inserted after highly mineralised samples to check for possible contamination. Sample intervals (from-to depths) are marked on the drill core and the following is recorded:

•	sample number;
•	from-to depth;
•	measured recovery;
•	state of the core; and
•	core sizes.

A cut-line is marked on the core to make two representative halves. This is achieved by removing approximately a meter of core at a time from the core box and placing it in a metal channel section in order to fit the core pieces together and choose the most appropriate cut line perpendicular to bedding or zones of mineralisation. The core is subsequently sawn in half with a diamond saw. Individual cut pieces of core are rinsed with clean water before being returned to the core box. Arrows are drawn on each piece of core to ensure that they are not replaced upside down after sawing. After the core has dried out, each sample is bagged in a plastic bag with the aim of collecting half of the sample each time. The bag is labelled with the hole number and 'from-to' depths and two sample tags are placed inside the bag. One tag is intended to go with the split for analysis and the other to stay with the remainder of the sample in the original bag.

At this point, meter marks are transferred to the cut face of the remaining core half and the sample number is recorded on the core with a permanent red felt pen. At this stage the mineralisation is described and recorded on the core sampling sheet from the remaining half of the core. A record of core size and condition of the core are also made and all the information is transferred to an Excel spreadsheet and stored as such.

Sample Preparation, Analyses and Security

The samples collected undergo two stages of sample preparation, first at Gulf Geotech (which is independent of Gentor) based in Muscat in Oman. This is carried out to minimise sampling handling, contamination and loss and especially to reduce sample size significantly, thus minimising shipping costs. The samples are then assayed at ALS Chemex (which is independent of Gentor), Romania, where they undergo further sample preparation. ALS Chemex has ISO 9001:2000 and ISO 17025 accreditation.

Gulf Geotech, Muscat

Initial sample preparation is carried out at Gulf Geotech's Muscat lab. A sample of 2 to 3 kilograms is reduced to a 250 to 300 gram split thereby reducing shipping costs to ALS Chemex in Romania. The analyses are not carried out at this lab as it does not have accreditation to do analysis for gold and base metals for mineralised rock samples. Sample preparation procedure is as follows:

•	samples are weighed on a metal tray, numbered on a paper label then the sample number and weight is recorded in a lab book;
•	trays are laid out on the floor of the lab (10 at a time) for breaking down before they are sent to the crusher;
•	samples are transferred to the crushing room (10 to 15 at a time), where they are crushed three times, cleaning the crusher between runs;
•	samples are weighed and the results entered into a lab book;
•	samples are split to obtain between 250 gram and 300 gram samples. Each sample is supplied with two sample tags in the bag and each split is placed inside a different plastic bag with one of the tags. The other tag will stay in the original sample bag with the remainder of the sample;
•	in the case of a duplicate sample, there will be two sets of sample tags (total four tags) with the sample and two splits will be made; and
•	remainder of the sample is combined and placed in the original sample bag that it arrived in with one of the sample tags. This is stored at Gulf Geotech's premises.

The samples are crushed three times given that as the sample passes through the jaw crusher at a certain speed some of the sample passes through and remains as fragments much larger than 1 centimetre. Sending the sample through three times results in a significant reduction in particle size but sending the sample through more times results in little appreciable improvement. This process is carried out to improve splitting with the riffle splitter.

ALS Chemex, Romania

Samples are air freighted by courier to ALS Chemex in Romania for further sample preparation and analysis. The following further sample preparation methods are employed:

•	samples are logged into the tracking system and weighed; and
•	up to 250 grams of sample is pulverised using a flying disk or ring and puck style grinding mills so that 85% or more will pass through a 75 micron sieve.

Every 20th sample is weighed to an accuracy of 0.01 grams before and after pulverising and both fractions are weighed after sieving. This is carried out to ensure quality control and the weights are monitored to note the loss of material during sample preparation. The analysis of samples is separated into two separate procedures; fire assay for gold and four acid digestion procedures followed by inductively coupled plasma - atomic emission spectroscopy (ICP - AES) analysis for copper, lead, zinc and silver. The analytical method used during the fire assay procedure is atomic absorption spectoscropy (AAS). During this procedure, a prepared sample is fused with a mixture of lead oxide, sodium carbonate, borax, silica and other reagents as required, inquarted with 6 mg of gold-free silver and then cupelled to yield a precious metal bead. The bead is digested in 0.5 ml dilute nitric acid in the microwave oven, 0.5ml concentrated hydrochloric acid is then added and the bead is further digested in the microwave at a lower power setting. The digested solution is cooled, diluted to a total volume of 4 ml with de-mineralized water, and analyzed by atomic absorption spectroscopy against matrix-matched standards. The analytical method used during the assay of copper, lead and zinc utilizes the ICP-AES. During this procedure a prepared sample is digested with nitric, perchloric, hydrofluoric, and hydrochloric acids, and then evaporated to incipient dryness. Hydrochloric acid and de-ionized water is added for further digestion, and the sample is heated for an additional allotted time. The sample is cooled to room temperature and transferred to a volumetric flask (100 ml). The resulting solution is diluted to volume with de-ionized water, homogenized and the solution is analyzed by ICP-AES or by AAS.

Data Verification

Sampling

A blank and a standard are analysed approximately every 10 samples. Consideration is given to placing a blank after highly mineralised samples to check for contamination and standards are chosen to mirror the expected results. In addition, a duplicate analysis is made approximately every 20th sample.

ALS Chemex

Duplicates are generally analysed per 20 samples for each element and blanks and standards are generally analysed per 10 samples for all elements. After analyses have been received, duplicates are checked and results of standards are plotted on scatter plot.

Metallurgical Testing

In April 2012, the Company announced the results of initial flotation testwork on the Mahab 4 deposit. Gentor commissioned Wardell Armstrong International based in Cornwall, UK to provide a program of scoping flotation testwork initially on a composite sample of high grade massive sulphide copper mineralisation from its Mahab 4 deposit.

Testwork Summary

Standard testwork using nominal parameters for Oman massive sulphides was applied as a base case to a combined massive sulphide-semi-massive sulphide sample grading 9.77% copper, producing a copper recovery of 85% to an acceptable 20.2% copper concentrate. Follow-up rougher tests summarised in Figure 13 below - using the base case but varying the initial conditions - produced a variety of higher grade concentrates with lower recoveries. However, finer grinding applied to allow 80% passing 40 microns released more copper tied up within pyrite grains to give a +90% copper recovery.

Subsequent cleaner tests summarised in Figure 14 below have shown that it is possible to achieve either:

•	a circa 20.0% copper grade to 94% recovery from roughing alone; or
•	a circa 27.5% copper grade to 90% recovery from roughing + one stage of cleaning.

Dependent on the copper grade the concentrate contained 30-50% of the sulphide ore content. The efficiency of the cleaner process determined that regrinding options appear to add little benefit. This test work therefore suggests that a relatively simple process using standard techniques and reagents is applicable for the Mahab 4 massive sulphides.

Gentor is now preparing a wider selection of ore type core samples including stringer zone and lower grade massive sulphides in order to determine standard testwork treatment parameters for the range of important bulk ore types at Mahab 4.

Figure 13: Summary of Rougher Testwork Results

Figure 14: Summary of Cleaner Testwork Results

Mineral Resource and Mineral Reserve Estimates

There are currently no mineral resource estimates for the Block 5 and Block 6 properties. Independent consultants have been retained by Gentor to prepare a mineral resource estimate on the Mahab 4 and Maqail South prospects, which is expected to be completed by June 2012.

2012 Exploration

Gentor’s exploration budget for the Block 5 and Block 6 properties for 2012 is set out in Table 11 below. The following are details in respect of the US$2 million drilling program planned for 2012:

•	13,000 metres of evaluation drilling, involving the drilling of Mahab 4 and Maqail South on 50 metre by 25 metre drill spacing (total US$1.0 million). At this stage of the exploration program, Maqail South and Mahab 4 are the most prospective targets given the intersections of massive sulphides achieved.
•	11,600 metres of exploration drilling, involving 5 x 120 metre holes on regional prospects (total US$1.0 million).
•	All drilling is targeted to ~120 metre depths, with a variety of mostly inclined but some vertical holes depending on drill rig access.
•	Drilling is predicted to be a mixture of diamond drilling (with a rate of US$96/metre used, the average of the 2011 drilling program) and reverse circulation drilling.
•	All cost estimates include mobilisation and demobilisation, assays and geological time.
•	Three drill rigs are proposed.
•	Detailed evaluation proposed drill programs for Mahab 4 and Maqail South to be executed in the first quarter of 2012.
•	Resource modelling (US$50,000) and metallurgical testwork (US$60,000) is also proposed for the Mahab 4 and Maqail South prospects.

Table 11: Exploration Budget for Block 5 and Block 6 Properties in 2012

ACTIVITY	COST (US$ '000)
Drilling	2,000
Assays	300
Geophysics	700
Data Costs	200
Ground Follow-up	500
Scoping Study	800
Running Costs	500
TOTAL	5,000

Independent consultants have been retained by Gentor to prepare a mineral resource estimate on the Mahab 4 and Maqail South prospects, which is expected to be completed by June 2012.

Technical Report

Certain of the disclosure relating to the Company’s Block 5 and Block 6 properties in Oman included in this Form 20-F is derived from the technical report (the "Technical Report") dated December 31, 2010 and entitled "National Instrument 43-101 Independent Technical Report on Block 5 and Block 6 Copper Projects, Semail Ophiolite Belt, Sultanate of Oman held by Gentor Resources, Inc.", prepared by Venmyn Rand (Pty) Ltd. A copy of the Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Idaho Property

Gentor has a molybdenum-tungsten project (the "Idaho Project") located in east-central Idaho, U.S. An underground mining operation (the "IMA Mine") that closed in 1957 had been carried out at the Idaho Project. From December 31, 2008 to the date of this Form 20-F, the Company has not undertaken any substantive exploration and/or other activities at the Idaho Project, and the Company intends to sell or joint venture the Idaho Project. The Company is currently devoting substantially all of its resources to its Oman properties. The following provides an overview of the Idaho Project.

Location and Access

The Idaho Project is located on the western edge of Lemhi County in east-central Idaho, U.S., which is near the major communities of Salmon and Challis. U.S. Highway 93 runs between Salmon and Challis. Access to the Idaho Project is obtained from Highway 93 as follows: at Mile Post 264 (which is approximately 18 miles North East of Challis), turn south on the paved Pahsimeroi Road, then proceed southerly 24 miles to the Hamlet of Patterson, then turn east on the Patterson Creek Road (a 4x4 access road) and proceed for one mile to the Idaho Project.

Nature of the Company’s Rights to the Idaho Project

The Company’s interest in the Idaho Project is held through its wholly-owned Idaho subsidiary, which in turn hold its interest in the Idaho Project through a Mineral Lease Agreement and Option to Purchase (the "Idaho Option Agreement") which relates to certain patented mining claims located over approximately 376 acres of real property and four other parcels of approximately 216 acres in Lemhi County, Idaho (collectively, the "Optioned Properties"). The Idaho Option Agreement grants the Company (through Gentor’s wholly-owned Idaho subsidiary) the exclusive right to enter the Optioned Properties (and thus the IMA Mine) for the purpose of exploring and developing the Optioned Properties (and thus the IMA Mine), as well as removing and selling for its own account any and all minerals, mineral substances, metals ore bearing materials and rocks of any kind. The Idaho Option Agreement also grants the Company an option to purchase the claim owner’s rights to the Optioned Properties, including but not limited to the IMA Mine, for a total purchase price of US$5,000,000 (the "Purchase Price"), excluding therefrom the right of the Idaho Claim Owner to receive a 3% royalty on net revenue generated from the sale of any molybdenum, copper, lead, and zinc recovered from the IMA Mine and a 5% royalty on the net revenue generated from the sale of all other ores, minerals, or other products recovered from the Optioned Properties. According to the terms of the Idaho Option Agreement, additional payments of US$200,000 in cash are due on or before March 1 of each year until the Purchase Price is paid (to date, US$500,000 has been paid by the Company towards the Purchase Price) or the Idaho Option Agreement is terminated or cancelled. The Company also has the right to terminate the Idaho Option Agreement at any time, and the right to assign all or any portion of the Idaho Option Agreement to any third party.

History

Prior to its closure in 1957, the IMA Mine was the fifth largest United Stated producer of tungsten, having mined over 500,000 tons of ore between 1937 and 1952. The tungsten was contained in quartz veins in metamorphosed sedimentary rocks. The lower levels of the mine intersected a granitic intrusive stock which was covered by the over-lying metamorphosed sedimentary rocks; molybdenum occurs as disseminations and within quartz veins in the granite. In addition, tungsten, silver, copper, lead and zinc are also present in the intrusive itself and in the quartz veins. From 1978 to 1981, Inspiration Development Corporation ("Inspiration"), a subsidiary of Anglo-American Corporation, entered into agreements relating to the Optioned Properties in 1978 and spent US$2,000,000 on the Optioned Properties to ascertain the commercial viability of the tungsten potential. The work performed by Inspiration included (i) a drilling program from underground and the surface, (ii) rehabilitation of the "D" level of the IMA Mine, and (iii) completion of basic underground development for extraction of the tungsten ore.

The Company had previously engaged the consulting services of Wardrop Engineering, Inc. of Toronto, Canada to review the available data on the Idaho Project and to recommend an exploration program. Based on the recommendation of Wardrop Engineering, Inc., the Company commenced, in July of 2007, a two phase exploration program in respect of the IMA Mine to assess whether any commercially viable tungsten or molybdenum bearing mineral deposits are present. Phase 1 of the exploration program generally consisted of surface exploration drilling and Phase 2 of the exploration program generally consisted of the same. Since December 31, 2008 to the date of this Form 20-F, the Company has not undertaken any substantive exploration and/or other activities at the Idaho Project.

Present Condition of the IMA Mine

The Company has entered into the D level and the Zero level of the IMA Mine. The D level is in good condition and the Zero Level is in poor to fair condition. The estimated costs to secure the safety of both levels to the extent necessary to satisfy general mine safety and health administration regulations have not yet been determined. Access to the lowest level (-375) is blocked by fill. The Company has not attempted to enter the -375 level due to the costs anticipated and due to the fact that there is water discharging from the lower level which the Company believes contains metals slightly in excess of allowable limits permitted by the EPA and will require treatment to meet the allowable limits. Therefore, the Company does not intend to enter the -375 level and incur any liability for this water discharge until such time that the Company ascertains the economic merits of the property and the costs of the necessary water treatment.

Work Completed by the Company at the IMA Mine

The Company rehabilitated an old building of approximately 3,000 square feet on the IMA Mine-site and is presently using it for storage of materials. The Company engaged contractors to drill water wells, construct water and septic sewer systems and install electrical power to both the 75 Acre Parcel and one of the valley parcels of land. The Company has completed construction of a 1,000 square foot office building and a 2,000 square foot shop for core logging and sawing on one of the valley parcels of land. The Company was able to occupy the foregoing structure on or around March 1, 2008. The Company has improved the access roads to the Zero level and the D level and has constructed drill sites and sumps. Despite the foregoing, from December 31, 2008 to the date of this Form 20-F, the Company has not undertaken any substantive exploration and/or other activities at the Idaho Project.

Qualified Person

Dr. Peter A. Ruxton, who is the Company's Chief Executive Officer and President and a "qualified person" (as such term is defined in NI 43-101), has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral projects.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2011 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2011 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2011 incorporated by reference into this Form 20-F as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

Not applicable.

D. Trend Information

None of the Company's assets are currently in production or generate revenue. However, the cyclical nature of the prices of metals, particularly the price of copper, is reasonably likely to have an effect on the Company's liquidity and capital resources. If the price of copper or the worldwide demand for copper decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its properties. Recently, junior mineral exploration companies have experienced difficulties raising new money, and capital raising activities completed by such companies have often resulted in substantial dilution to existing shareholders.

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served as a Director and/or Officer Since
Dr. Peter A. Ruxton	54	President, Chief Executive Officer and a director	March 8, 2010 (director and officer)
Arnold T. Kondrat	59	Executive Vice President and a director	July 31, 2007 (director and officer)

Name	Age	Current Position(s) with the Company	Served as a Director and/or Officer Since
Simon F. W. Village (1)	44	Chairman of the Board and a director	March 8, 2010 (director) July 26, 2011 (officer)
Donat K. Madilo	50	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	45	Corporate Secretary	April 7, 2011
Rudolph de Bruin (1)	59	Director	March 8, 2010
Dr. David Twist (1)	58	Director	March 8, 2010

(1)	Member of the audit committee of the board of directors of the Company.

Dr. Peter A. Ruxton - Dr. Ruxton spent the first 15 years of his career in the mining industry, including 11 years with Billiton Australia, initially as an Exploration Geologist and later as Regional Exploration Manager: Northern Territory. He played a key role in the team that discovered the Sunrise Dam Gold Mine, north of Kalgoorlie in Western Australia. Dr. Ruxton spent a further three years as Exploration Manager with Ross Mining N.L. of Australia, where he co-ordinated the Gold Ridge bankable feasibility study. The Gold Ridge Gold Mine commenced production in August 1998. Following the completion of his MBA in December 2000, Dr. Ruxton spent eight years as a Fund Manager, joining the Commonwealth Development Corporation as an Investment Manager in its Minerals, Oil & Gas team with a focus on Africa and Emerging Markets. Following the creation of Actis Capital LLP in 2004, he was employed initially as Investment Principal with promotion to the Partnership in 2006. Dr. Ruxton holds a B.Sc. (Hons.) in Geological Sciences and a Ph.D in Economic Geology from the University of Leeds, England. In 2000, he completed an MBA from the Institute for Financial Management (Manchester Business School & University of Wales). Dr. Ruxton completed his PhD on copper deposits and spent 18 months as a Post-Doctoral Research Fellow at the University of Tasmania studying volcanogenic massive sulphide deposits, similar to the copper deposits found in Oman.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 25 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder, and Executive Vice President and a director, of Banro Corporation ("Banro") (a gold mining company listed on the Toronto Stock Exchange and the NYSE Amex LLC). He is also the principal founder, and Executive Vice President and a director, of Loncor Resources Inc. (a mineral exploration company listed on the TSX Venture Exchange and the NYSE Amex LLC), a consultant to and director of Delrand Resources Limited (a mineral exploration company listed on the Toronto Stock Exchange and the JSE) and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Simon F. W. Village - Mr. Village is currently President and Chief Executive Officer of Banro. He was previously executive Chairman of the Board of Banro. Prior to joining Banro as Chairman in November 2004, Mr. Village was a Managing Director of the World Gold Council and joint Managing Director of Gold Bullion Securities, the company responsible for listing the first "physical" gold-backed security on any major stock exchange, the London Stock Exchange. Prior to joining the World Gold Council, Mr. Village was a Managing Director with HSBC responsible for Global Mining and South African Securities. He joined HSBC in 1994 having worked for the Anglo-American and De Beers group companies as a mining engineer on their South African operations. Mr. Village has a Bachelor of Engineering (Honours) degree from the Camborne School of Mines and over 20 years of mineral resource industry and investment experience.

Donat K. Madilo – Mr. Madilo has over 22 years of experience in accounting, administration and finance in the Democratic Republic of the Congo (the "DRC") and North America. He is Chief Financial Officer of each of Banro and Loncor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel of Banro, and in-house legal counsel to each of Gentor, Loncor Resources Inc. and Delrand Resources Limited. He is also currently Corporate Secretary of each of Banro and Loncor Resources Inc., and Corporate Secretary and a director of Delrand Resources Limited. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

Rudolph de Bruin - Mr. de Bruin is a mining venture capitalist having founded and developed several mineral exploration companies in the past fifteen years. Together with David Twist (see below), he founded Platmin Limited, which has grown from a private South African platinum group metals ("PGM") company to a significant PGM producer today. The partnership also founded Sephaku Holdings, Taung Gold, African Nickel and African Precious Minerals Ltd. Mr. de Bruin is a lawyer by training, holding a B.Com. degree from the University of Orange Free State in South Africa and LL.B from Rand Afrikaans University in South Africa. He is a director of Sephaku Holdings Ltd., Taung Gold Ltd. and African Nickel Ltd.

Dr. David Twist - Dr. Twist is a mining venture capitalist having founded and developed several mineral exploration companies in the past fifteen years. In partnership with Rudolph de Bruin (see above), he co-founded Platmin Limited, Sephaku Holdings, Taung Gold, African Nickel and African Precious Minerals Ltd. Dr. Twist is a geologist with a B.Sc. from Reading University and a Ph.D. from Newcastle-Upon-Tyne in the United Kingdom. He is a director of Sephaku Holdings Ltd., Taung Gold Ltd. and African Nickel Ltd.

There are no family relationships among any of the Company's directors or senior management.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Rudolph de Bruin	Not applicable

Arnold T. Kondrat	Banro Corporation
Delrand Resources Limited
Loncor Resources Inc.

Name of Director	Names of Other Issuers

Peter A. Ruxton	Platmin Limited

David Twist	Not applicable

Simon F. W. Village	Banro Corporation
Delrand Resources Limited
Loncor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Executive Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the executive officers of the Company for the financial year ended December 31, 2011.

Name and Principal Position	Year	Salary (1) (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (3) (US$)	All other Compensation (US$)		Total Compensation (US$)
Peter A. Ruxton Chief Executive Officer	2011	$181,539	N/A	Nil	$51,866	$7,534	(4)	$240,939
Donat K. Madilo Chief Financial Officer	2011	Nil	N/A	Nil	Nil	Nil		Nil
Arnold T. Kondrat Executive Vice President	2011	Nil	N/A	Nil	Nil	Nil		Nil

(1)	The salary for Dr. Ruxton is paid in United Kingdom pounds. The U.S. dollar amount set out in the above table for the salary of Dr. Ruxton was calculated using an average exchange rate for 2011 of US$1.00 = £0.6059.

(2)	No stock options were granted by the Company in 2011 to any of Dr. Ruxton. Mr. Madilo or Mr. Kondrat.

(3)	This amount represents a cash bonus awarded to Dr. Ruxton in respect of services performed in 2011. This bonus was awarded in United Kingdom pounds. The U.S. dollar amount set out in the above table for such bonus was calculated using an exchange rate of US$1.00 = £0.6363.

(4)	This amount represents life insurance premiums.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the executive officers of the Company as at December 31, 2011:

Outstanding share-based awards and option-based awards
	Option-based Awards							Share-based Awards
Name	Option grant date		Number of securities underlying unexercised options (#)		Option exercise price (US$)	Option expiration date	Aggregate value of unexercised in-the- money options (2) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested ($)
Peter A. Ruxton	August 30, 2010		300,000	(1)	$0.75	August 30, 2015	$129,000	N/A	N/A
Donat K. Madilo	N/A	(3)						N/A	N/A
Arnold T. Kondrat	N/A	(3)						N/A	N/A

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	This is based on the closing sale price per share of the Company’s common shares on December 30, 2011 of Cdn$1.20 as reported by the TSX Venture Exchange, which is equivalent to US$1.18 using the noon exchange rate on December 30, 2011 as reported by the Bank of Canada of Cdn$1.00 = US$0.9833.

(3)	Neither Mr. Madilo nor Mr. Kondrat held any stock options of the Company as at December 31, 2011.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the executive officers of the Company, which vested and/or were earned during the year ended December 31, 2011:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Peter A. Ruxton	$37,500	N/A	N/A
Donat K. Madilo (2)	Nil	N/A	N/A
Arnold T. Kondrat (2)	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the executive officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)	Neither Mr. Madilo nor Mr. Kondrat held any stock options of the Company during the year ended December 31, 2011.

Non-Executive Directors

None of the directors of the Company received any remuneration from the Company during the financial year ended December 31, 2011 for their services in their capacity as directors.

The Company's directors are eligible to receive stock option grants under the Corporation's stock option plan, as determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock options are granted. No stock options were granted by the Company to any of the directors of the Company during the financial year ended December 31, 2011.

As at December 31, 2011, no option or share-based award was held by any director of the Company other than Dr. Ruxton (see the first table under "Incentive Plan Awards" above with respect to Dr. Ruxton). During the financial year ended December 31, 2011, no option or share-based award or non-equity incentive plan compensation in respect of the directors of the Company vested or was earned other than in respect of Dr. Ruxton (see the second table under "Incentive Plan Awards" above with respect to Dr. Ruxton).

All directors of the Company are entitled to receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Other Information

The Company maintains directors' and officers' liability insurance for the benefit of directors and officers of the Company carrying coverage in the amount of Cdn$5,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Company (including commission) for the policy is Cdn$21,737 and the deductible is Cdn$75,000.

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C. Board Practices

Each director of the Company holds office until the close of the next annual meeting of shareholders of the Company following his election or appointment, unless his office is earlier vacated in accordance with the articles of association of the Company. See Item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Company's Board. No director of the Company has any service contract with the Company or any subsidiary of the Company providing for benefits upon termination of service. However, the terms of the Company’s stock option plan established in 2011 accelerate the vesting of stock options granted under such plan in the event of a take-over bid in respect of the Company (see "The New Plan" under Item 6.E. of this Form 20-F). As of the date of this Form 20-F, Dr. Ruxton is the only director of the Company who holds stock options granted under the New Plan.

The Board does not have any standing committees other than an audit committee (the "Audit Committee"). Given the size of the Company and the number of directors on the Board, the Board performs the functions of a compensation committee itself.

Employment Contracts with Executive Officers

The Company and Dr. Ruxton have entered into an employment contract (the "Ruxton Agreement") which sets out the terms upon which Dr. Ruxton performs the services of Chief Executive Officer and President of the Company. Under the Ruxton Agreement, Dr. Ruxton is currently paid an annual salary of 110,000 United Kingdom pounds, and the Company may, in the sole discretion of the Board, pay to Dr. Ruxton an annual performance bonus. The term of the Ruxton Agreement expires on January 1, 2013, but may be renewed for a further period by agreement between the Company and Dr. Ruxton.

There is no written employment contract between the Company and Mr. Madilo or the Company and Mr. Kondrat.

Audit Committee

The members of the Audit Committee are Rudolph de Bruin, David Twist and Simon F. W. Village.

Summary of Terms of Reference for the Audit Committee

The Audit Committee must be comprised of at least three directors, each of whom must satisfy the independence, financial literacy and experience requirements of applicable corporate and securities laws and applicable stock exchange requirements and guidelines. The Audit Committee must (a) review the annual financial statements of the Company and the related management’s discussion and analysis before they are approved by the Board, and (b) review all interim financial statements of the Company and the related management’s discussion and analysis and, if thought fit, approve all interim financial statements and the related management’s discussion and analysis. In addition, the Audit Committee is responsible for:

•	making recommendations to the Board as to the appointment or re-appointment of the external auditor;

•	pre-approving all non-audit services to be provided by the external auditor to the Company;

•	overseeing the work of the external auditor in performing its audit or review services and overseeing the resolution of any disagreements between management and the external auditor; and

•	having direct communication channels with the Company’s external auditors.

The Audit Committee is empowered to retain independent counsel and other advisors as it determines necessary to carry out its duties.

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2011, December 31, 2010 and December 31, 2009:

Location	Dec. 31, 2011	Dec. 31, 2010	Dec. 31, 2009

Gentor head office in Toronto, Canada	5	2	2

Oman (exploration project)	9	5	-

Idaho (exploration project)	-	-	1

Totals:	14	7	3

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and executive officers as of April 23, 2012 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors and executive officers as of April 23, 2012 (each stock option is exercisable for one common share of the Company).

Name	Number of Common Shares Owned		Percentage of Outstanding Common Shares		Number of Stock Options Held
Rudolph de Bruin	Nil	(1)	Nil	(1)	Nil

Donat K. Madilo	Nil		Nil		Nil

Arnold T. Kondrat	11,150,000		17.77%		Nil

Peter A. Ruxton	100,000	(2)	0.16%		300,000 stock options exercisable at a price of US$0.75 per share until August 30, 2015.
					200,000 stock options exercisable at a price of Cdn$1.09 per share until February 15, 2017.

David Twist	Nil	(1)	Nil	(1)	Nil

Simon F. W. Village	Nil		Nil		Nil

(1)	See note (3) of Item 7.A. of this Form 20-F, "Major Shareholders", for information in respect of preference shares of Arabian Peninsula Projects Ltd held by Rudolph de Bruin and David Twist, which preference shares are exchangeable for common shares of Gentor.

(2)	These shares are held by an entity controlled by Dr. Ruxton.

Equity Compensation Plans

The 2010 Plan

On July 23, 2010, the Board authorized and approved the adoption and implementation of the Company’s 2010 Performance and Equity Incentive Plan (the "2010 Plan"). The 2010 Plan has not been approved by the Company’s shareholders. No awards in addition to the currently outstanding stock options under the 2010 Plan will be made under the 2010 Plan, and the 2010 Plan will be terminated effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan. Certain terms of the 2010 Plan are summarized below.

Purpose of the Plan. The purpose of the 2010 Plan is to promote the interests of the Company, its subsidiaries and its shareholders by (i) attracting and retaining officers, employees and directors of, and consultants to, the Company and its subsidiaries and affiliates; (ii) motivating such individuals by means of performance-related incentives to achieve long-range performance goals; (iii) enabling such individuals to participate in the long-term growth and financial success of the Company; (iv) encouraging ownership of stock in the Company by such individuals; and (v) linking their compensation to the long-term interests of the Company and its shareholders.

Administration of the Plan. The 2010 Plan is administered, construed and interpreted by the Committee (as such term is defined in the 2010 Plan) (the "Committee"); provided, however, with respect to awards to independent directors (if any), the Board will have the sole authority to administer the 2010 Plan. The Committee may delegate some or all of its authority with respect to the 2010 Plan to another committee of directors. The Committee has broad authority under the 2010 Plan with respect to award grants.

No Repricing. In no case (except due to an adjustment to reflect a stock split or similar event or any repricing that may be approved by shareholders) will any adjustment be made to any outstanding award under the 2010 Plan (by amendment, cancellation and re-grant, exchange or other means) that would constitute a repricing of the per share exercise or base price of the award.

Eligibility. Persons eligible to receive awards under the 2010 Plan include officers or employees of the Company or any of its subsidiaries or affiliates, directors of the Company, and certain consultants and advisors to the Company or any of its subsidiaries or affiliates.

Authorized Shares. The aggregate number of common shares of the Company subject to stock options granted under the 2010 Plan is 4,000,000 shares (the "Share Limit"). The shares subject to the 2010 Plan may be either shares reacquired by the Company, including shares purchased in the open market, or authorized but unissued shares. The 2010 Plan generally provides that shares issued in connection with awards that are granted by or become obligations of the Company through the assumption of awards (or in substitution for awards) in connection with an acquisition of another company will not count against the shares available for issuance under the 2010 Plan.

Types of Awards. The 2010 Plan authorizes stock options, stock appreciation rights, restricted stock, restricted stock units, stock bonuses and other forms of awards granted or denominated in the Company’s common shares, as well as performance based awards, which may be denominated in cash or stock. The 2010 Plan retains flexibility to offer competitive incentives and to tailor benefits to specific needs and circumstances. Any award may be paid or settled in cash.

Change In Control. Prior to the occurrence of a change in control (as defined in the 2010 Plan), the Committee has the discretion to determine the impact of any change in control on the awards outstanding under the 2010 Plan, other than performance awards. The Committee may (i) provide for the assumption or substitution of, or adjustment to, each outstanding award; (ii) accelerate the vesting of awards and terminate any restrictions on awards; and/or (iii) provide for the cancellation of awards for a cash payment per share/unit in an amount based on the fair market value of the award with reference to the change in control, which amount may be zero if applicable.

Transfer Restrictions. Awards under the 2010 Plan generally are not transferable by the recipient other than by will or the laws of descent and distribution, or pursuant to domestic relations orders, and are generally exercisable, during the recipient’s lifetime, only by the recipient. Any amounts payable or shares issuable pursuant to an award generally will be paid only to the recipient or the recipient’s beneficiary or representative. The Committee has discretion, however, to establish written conditions and procedures for the transfer of awards to other persons or entities, provided that such transfers comply with applicable federal and state securities laws.

Adjustments. As is customary in incentive plans of this nature, the Share Limit and the number and kind of shares available under the 2010 Plan and any outstanding awards, as well as the exercise or purchase prices of awards, are subject to adjustment in the event of certain reorganizations, mergers, combinations, recapitalizations, stock splits, stock dividends, or other similar events that change the number or kind of shares outstanding, and extraordinary dividends or distributions of property to the shareholder.

Nonexclusivity of the Plan. The adoption of the 2010 Plan shall not be construed as creating any limitations upon the right and authority of the Board to adopt such other incentive compensation arrangements (which arrangements may be applicable either generally to a class or classes of individuals or specifically to a particular individual or individuals) as the Board in its discretion determines desirable, including, without limitation, the granting of stock options or stock appreciation rights other than under the 2010 Plan.

The New Plan

The Company recently established a new stock option plan (the "New Plan"). The New Plan is subject to receipt of TSX Venture Exchange and shareholder approvals. It is planned to seek shareholder approval of the New Plan at the next annual meeting of shareholders. As of the date of this Form 20-F, there are outstanding under the New Plan 725,000 stock options (these stock options may not be exercised unless and until shareholder and TSX Venture Exchange approvals are obtained for the establishment of the New Plan). In establishing the New Plan, the Board also provided that no additional awards will be made under the 2010 Plan and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan as set out below. The following is a summary of certain terms of the New Plan.

(a)	Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares.

(c)	The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the common shares on the TSX Venture Exchange prior to the date the stock option is granted.

(d)	At no time shall:

(i)	the number of common shares reserved for issuance pursuant to stock options granted to insiders of the Company exceed 10% of the outstanding common shares;

(ii)	the number of stock options granted to insiders of the Company, within a 12 month period, exceed 10% of the outstanding common shares;

(iii)	the number of common shares reserved for issuance pursuant to stock options or pursuant to any other stock purchase or option plans of the Company granted to any one optionee exceed 5% of the outstanding common shares;

(iv)	the number of common shares issued pursuant to stock options to any one optionee, within a one-year period, exceed 5% of the outstanding common shares;

(v)	the number of stock options granted to any one consultant in a 12 month period exceed 2% of the outstanding common shares; or

(vi)	the aggregate number of stock options granted to persons employed in investor relations activities exceed 2% of the outstanding common shares in any 12 month period without the express consent of the TSX Venture Exchange.

(e)	In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Company’s common shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the common shares received upon exercising such stock options pursuant to the take-over bid.

(f)	All stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise (but subject to the terms of the New Plan), a stock option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Company or a subsidiary of the Company, as the case may be.

(g)	Unless otherwise determined by the Board at the time of the granting of the stock options, one-quarter of the stock options granted to an optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(h)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(i)	Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option if the optionee holding such stock option is an insider of the Company.

(j)	The Company may amend from time to time the terms and conditions of the New Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX Venture Exchange (to the extent such consent is required).

(k)	The Board has full and final discretion to interpret the provisions of the New Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Company and all optionees, subject to shareholder approval if required by the TSX Venture Exchange.

(l)	The New Plan does not provide for financial assistance by the Company to an optionee in connection with an option exercise.

The following table reflects certain information about the number of securities issued and available under the 2010 Plan and the New Plan, all of which information is stated as of the date of this Form 20-F.

Name of Plan	Number of common shares to be issued upon exercise of stock options outstanding as of the date of this Form 20-F		Exercise price of outstanding stock options per share		Number of common shares remaining available for future issuance (excluding outstanding awards)

2010 Plan	400,000	(1)	US$	0.90	Nil
	725,000	(2)	US$	0.75

New Plan	100,000	(3)	Cdn$	1.24	10,275,000 common shares
	200,000	(4)	Cdn$	1.09
	225,000	(5)	Cdn$	0.85
	200,000	(5)	Cdn$	1.09

Total:	1,850,000

(1)	Each of these stock options was granted on April 1, 2011, expires on April 1, 2016 and vests at the rate of 25% every 6 months after the grant date.

(2)	Each of these stock options was granted on August 30, 2010, expires on August 30, 2015 and vests at the rate of 25% every 6 months after the grant date.

(3)	These stock options, which were granted on December 14, 2011, expire on December 14, 2016 and vest at the rate of 25% every 6 months after the grant date, may not be exercised unless and until shareholder and TSX Venture Exchange approvals are obtained for the establishment of the New Plan.
(4)	These stock options, which were granted on January 20, 2012, expire on January 20, 2017 and vest at the rate of 25% every 6 months after the grant date, may not be exercised unless and until shareholder and TSX Venture Exchange approvals are obtained for the establishment of the New Plan.

(5)	These stock options, which were granted on February 15, 2012, expire on February 15, 2017 and vest at the rate of 25% every 6 months after the grant date, may not be exercised unless and until shareholder and TSX Venture Exchange approvals are obtained for the establishment of the New Plan.

Copies of the 2010 Plan and the New Plan are incorporated by reference into this Form 20-F as Exhibits 4.1 and 4.2, respectively.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

	Number of Shares		Percentage of Outstanding
Name of Shareholder	Beneficially Owned (1)		Common Shares (1)
Arnold T. Kondrat (2)	11,150,000		17.77%
Arabian Peninsula Projects Ltd	10,362,000	(3)	16.51%
Galena Special Situations Master Fund Limited	6,666,667	(4)	10.62%
Geologic Resource Partners, LLC	4,000,000	(5)	6.37%

(1)	The information in these columns of the table is as at April 23, 2012, except in the case of the number of common shares held by Geologic Resource Partners LLC which is as at December 9, 2011.

(2)	Mr. Kondrat is Executive Vice President and a director of the Company.

(3)	Arabian Peninsula Projects Ltd ("APP") was the sole shareholder of the company (APM Mining Limited) acquired by Gentor in March 2010 when it acquired the Oman properties (following the said acquisition, APM Mining Limited changed its name to Gentor Resources Limited). The 10,362,000 common shares of Gentor held by APP referred to in the above table, were issued by Gentor to APP as the consideration for the said acquisition. See Item 4.A. of this Form 20-F, "History and Development of the Company", for additional information with respect to this acquisition. Two directors of the Company, David Twist and Rudolph de Bruin, own or control 2,075,657 preference shares and 3,019,667 preference shares, respectively, of APP. The Company understands that the terms of the preference shares of APP provide that, on the happening of certain events, which occurred when the Company’s shares were listed on the TSX Venture Exchange, the holders of such preference shares may exchange such shares for an equivalent number of the Company’s common shares held by APP. In the event that such holder does not exercise such exchange right, the board of directors of APP has the power to redeem the holder’s shares on the same basis, a right which the APP board of directors has advised the Company that it intends to exercise. Dr. Twist and Mr. de Bruin will therefore receive from APP 2,075,657 common shares and 3,019,667 common shares, respectively, of the Company upon exercise of such exchange or redemption rights (which has not occurred as of the date of this Form 20-F). Such shares represent 3.31% and 4.81%, respectively, of the currently outstanding common shares of the Company. Both Dr. Twist and Mr. de Bruin became directors of Gentor following the closing of the acquisition by Gentor of APM Mining Limited.

(4)	Galena Special Situations Master Fund Limited acquired in 2010 all of the 6,666,667 common shares of the Company which it currently holds.

(5)	Geologic Resource Partners, LLC acquired in 2010 all of the 4,000,000 common shares of the Company which it currently holds.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 18, 2012, based on the Company’s shareholders’ register, there were 30 shareholders of record of the Company’s common shares in the United States, holding 35.20% of the outstanding common shares of the Company.

Control by Foreign Government or Other Persons

To the best of the knowledge of management of the Company, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Form 20-F, there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

B.	Related Party Transactions

In connection with the acquisition by the Company of Gentor BVI in March 2010 (see Item 4.A. of this Form 20-F, "History and Development of the Company"), 2,701,000 common shares were issued by the Company to Tembo Capital LLP for services rendered. Peter A. Ruxton, who is currently President and Chief Executive Officer of the Company, was a 50% equity partner in Tembo Capital LLP at that time. The agreement between Gentor and Tembo Capital LLP providing for the said share issuance was entered into prior to Dr. Ruxton joining the Company (he was appointed President and Chief Executive Officer of the Company effective immediately following the closing of the acquisition by the Company of Gentor BVI).

In connection with the $2 million private placement completed by the Company in April 2010, a fee of $100,000 (5% of the capital raising) was paid to Tembo Capital LLP. The agreement providing for this fee was entered into prior to Dr. Ruxton joining the Company as President and Chief Executive Officer.

See also note (3) of Item 7.A. of this Form 20-F, "Major Shareholders", for information with respect to the common shares of Gentor to be received from APP by two directors of Gentor, David Twist and Rudolph de Bruin.

C.	Interests of Experts and Counsel

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

Item 8. Financial Information

A.	Consolidated Statements and Other Financial Information

Consolidated Financial Statements

The consolidated financial statements of the Company are filed as part of this annual report under Item 18.

Legal or Arbitration Proceedings

The Company is not aware of any current or pending material legal or arbitration proceeding to which it is or is likely to be a party or of which any of its properties are or are likely to be the subject.

The Company is not aware of any material proceeding in which any director, member of senior management or affiliate of the Company is either a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

Dividend Policy

The Company has not paid any dividend or made any other distribution in respect of its outstanding shares and management does not anticipate that the Company will pay dividends or make any other distribution in respect on its shares in the foreseeable future. The Company's Board, from time to time, and on the basis of any earnings and the Company's financial requirements or any other relevant factor, will determine the future dividend or distribution policy of the Company with respect to its shares.

B.	Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2011, other than the Corporate Reorganization (see Item 4.A. of this Form 20-F, "History and Development of the Company") and the transaction summarized in the next paragraph.

On April 30, 2012, Gentor announced that it has entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which Gentor has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper and base metals on properties (the “Project”) located in northeastern Turkey. Gentor paid the Licence Holder a US$200,000 option fee under the said agreement. Gentor shall determine on or before the expiry date of the said 12 month period whether to acquire a 70% interest in the Project. If Gentor exercises its option to acquire a 70% interest in the Project, a further US$400,000 would be payable by Gentor to the Licence Holder, and Gentor would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, Gentor would pay annual sums of US$300,000 to the Licence Holder.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "GNT", and have been so listed since November 7, 2011. The Company’s common shares are also quoted in the United States on the OTCQB under the trading symbol "GNTOF", and have been so quoted since September 3, 2010. Prior to September 3, 2010, such shares were quoted in the United States on the OTC Bulletin Board. The OTCQB is an interdealer quotation system for broker-dealers to trade unlisted securities. The OTCQB is for companies that file reports with the SEC.

TSX Venture Exchange ("TSX-V")

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the most recent financial year of the Company as traded on the TSX-V. The Company's common shares commenced trading on the TSX-V on November 7, 2011.

Year	High (Cdn$)	Low (Cdn$)
2011	$1.27	$0.90

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for the last quarterly period of the most recent financial year of the Company and the most recently completed fiscal quarter of the Company as traded on the TSX-V. The Company's common shares commenced trading on the TSX-V on November 7, 2011.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2012	$1.09	$0.75
December 31, 2011	$1.27	$0.90

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V. The Company's common shares commenced trading on the TSX-V on November 7, 2011.

Month	High (Cdn$)	Low (Cdn$)
April 2012 (to April 23)	$0.70	$0.70
March 2012	$1.02	$0.75
February 2012	$0.90	$0.85
January 2012	$1.09	$0.90
December 2011	$1.24	$0.90
November 2011	$1.27	$1.15

OTCQB and OTC Bulletin Board

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTCQB or the OTC Bulletin Board, as applicable.

Year	High (US$)	Low (US$)
2011	$2.00	$0.51
2010	$1.80	$0.51
2009	$1.75	$1.02
2008	$3.00	$1.75
2007 (beginning on November 6)	$2.10	$0.50

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company as traded on the OTCQB or the OTC Bulletin Board, as applicable.

Quarter Ended	High (US$)	Low (US$)
March 31, 2012	$1.90	$0.75
December 31, 2011	$1.90	$0.51
September 30, 2011	$1.25	$1.00
June 30, 2011	$2.00	$1.04
March 31, 2011	$1.05	$0.89
December 31, 2010	$1.80	$1.01
September 30, 2010	$1.80	$0.51

Quarter Ended	High (US$)	Low (US$)
June 30, 2010	$1.80	$1.02
March 31, 2010	$1.02	$1.01

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQB.

Month	High (US$)	Low (US$)
April 2012 (to April 23)	$0.75	$0.75
March 2012	$0.85	$0.75
February 2012	$0.90	$0.75
January 2012	$1.90	$0.80
December 2011	$1.90	$0.51
November 2011	$1.25	$0.74
October 2011	$1.01	$1.01

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

The Company's outstanding common shares are listed on the TSX-V and are also quoted in the United States on the OTCQB.

D.	Selling Shareholder

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.	Additional Information

A.	Share Capital

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

B.	Memorandum and Articles of Association

A copy of the memorandum and articles of association of the Company is incorporated by reference into this Form 20-F as Exhibit 1.1.

The Company is a corporation governed by the Companies Law (2011 Revision) of the Cayman Islands (the "Companies Law") and is registered with the Registrar of Companies for the Cayman Islands under registration number 266618. Under the Companies Law, the memorandum of association of the Company may, by "special resolution" (see below for definition), be amended with respect to any objects, powers or other matters specified therein. Under the Companies Law, "special resolution" means a resolution passed at a general meeting by a majority of not less than two-thirds of the votes cast by the shareholders who are entitled to vote in respect of that resolution or, if so authorized by the Company’s articles of association, a resolution in writing signed by all the shareholders entitled to vote on that resolution.

The Company’s memorandum of association provides that the Company’s objects are unrestricted.

The Company's authorized share capital consists of US$50,000 divided into 500,000,000 common shares with a par value of US$0.0001 per share, of which 62,753,840 common shares were issued and outstanding as of April 23, 2012. The following is a summary of the material provisions attaching to the common shares:

The holders of the Company’s common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series. Holders of the common shares are not entitled to preemptive rights, and the common shares are not subject to conversion rights, redemption provisions, or sinking fund provisions. Subject to the prior rights of any shares ranking senior to the common shares (of which there are also presently none), the holders of the common shares are entitled to (i) receive any dividends as and when declared by the Board, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and (ii) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Under the Company's articles of association, a director of the Company may only be (a) a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested, or (b) be interested in another corporation in which the Company is interested, if the director discloses the nature and extent of his interest to the other directors of the Company and such other directors resolve to approve the director’s interest. Such a director may vote on any resolution concerning a matter in which the director has an interest so long as the director disclosed such interest in accordance with the Company's articles of association.

Also under the Company's articles of association, the Company's directors may be paid such remuneration for their services as the Board may from time to time determine. The directors are also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the Board or any committee thereof.

With respect to borrowing powers, the Company's articles of association provide that the directors of the Company may by resolution exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

A director of the Company need not be a shareholder of the Company.

The annual meeting of shareholders of the Company is held at such time in each year (but not later than 15 months after holding the last preceding annual meeting of shareholders) and at such place as the Board may from time to time determine. The Board has the power to call a special meeting of shareholders of the Company at any time.

The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors and, if the Company’s financial statements are to be presented, the auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Companies Law or the articles of association of the Company to be present at the meeting. Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

A quorum for the transaction of business at any meeting of shareholders is two persons present in person or by proxy representing not less than 5% of the votes of the shares entitled to vote on resolutions to be considered at the meeting.

Disclosure of Share Ownership

In general, under applicable securities regulation in Canada, a person or company who beneficially owns, directly or indirectly, voting securities of an issuer or who exercises control or direction over voting securities of an issuer or a combination of both, carrying more than 10% of the voting rights attached to all the issuer's outstanding voting securities is an insider and must, within 10 days of becoming an insider, file a report in the required form effective the date on which the person became an insider. The report must disclose any direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer. Additionally, securities regulation in Canada provides for the filing of a report by an insider of a reporting issuer whose holdings change, which report must be filed within five days from the day on which the change takes place.

The rules in the U.S. governing the ownership threshold above which shareholder ownership must be disclosed are more stringent than those discussed above. Section 13 of the U.S. Exchange Act imposes reporting requirements on persons who acquire beneficial ownership (as such term is defined in Rule 13d-3 under the U.S. Exchange Act) of more than 5% of a class of an equity security registered under Section 12 of the U.S. Exchange Act. In general, such persons must file, within 10 days after such acquisition, a report of beneficial ownership with the SEC containing the information prescribed by the regulations under Section 13 of the U.S. Exchange Act. This information is also required to be sent to the issuer of the securities and to each exchange where the securities are traded.

C.	Material Contracts

Except for contracts entered into in the ordinary course of business, there are no material contracts to which the Company is currently a party that were entered into by the Company or any of its subsidiaries during the two years immediately preceding the date of this Form 20-F.

D.	Exchange Controls

There are no governmental laws, decrees, regulations or other legislation, including foreign exchange controls, in Canada or the Cayman Islands which may affect the export or import of capital or that may affect the remittance of dividends, interest or other payments to non-resident holders of the Company's securities.

E.	Certain United States and Canadian Income Tax Considerations

(1) Certain United States Federal Income Tax Considerations

The following is a general summary of certain material U.S. federal income tax considerations applicable to a shareholder arising from and relating to the acquisition, ownership and disposition of common shares of the Company ("Common Shares").

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a shareholder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular shareholder that may affect the U.S. federal income tax consequences to such shareholder, including specific tax consequences to a shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any shareholder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to shareholders of the acquisition, ownership and disposition of Common Shares. Each prospective shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

No legal opinion from U.S. legal counsel or ruling from the Internal Revenue Service (the "IRS") has been requested, or will be obtained, regarding the U.S. federal income tax consequences of the acquisition, ownership and disposition of Common Shares. This summary is not binding on the IRS, and the IRS is not precluded from taking a position that is different from, and contrary to, the positions taken in this summary. In addition, because the authorities on which this summary is based are subject to various interpretations, the IRS and the U.S. courts could disagree with one or more of the conclusions described in this summary.

Scope of This Disclosure

Authorities

This summary is based on the Internal Revenue Code of 1986 (the "Code"), U.S. Treasury Regulations (whether final, temporary, or proposed), published rulings of the IRS, published administrative positions of the IRS, and U.S. court decisions that are applicable and, in each case, as in effect and available, as of the date of this summary. Any of the authorities on which this summary is based could be changed in a material and adverse manner at any time, and any such change could be applied on a retroactive or prospective basis which could affect the U.S. federal income tax considerations described in this summary. This summary does not discuss the potential effects, whether adverse or beneficial, of any proposed legislation that, if enacted, could be applied on a retroactive or prospective basis.

U.S. Holders

For purposes of this summary, the term "U.S. Holder" means a beneficial owner of Common Shares that is for U.S. federal income tax purposes:

(i)	an individual who is a citizen or resident of the U.S.;

(ii)	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized under the laws of the U.S., any state thereof or the District of Columbia;

(iii)	an estate whose income is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust that (A) is subject to the primary supervision of a court within the U.S. and the control of one or more U.S. persons for all substantial decisions or (B) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder and is not treated as a partnership for U.S. federal income tax purposes.

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations to Company shareholders that are subject to special provisions under the Code, including the following: (i) shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) shareholders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) shareholders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) shareholders that have a "functional currency" other than the U.S. dollar; (v) shareholders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) shareholders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) shareholders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) U.S. expatriates or former long-term residents of the United States; and (ix) shareholders that own or have owned, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares. Shareholders that are subject to special provisions under the Code, including shareholders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the ownership and disposition of Common Shares.

If an entity that is classified as a partnership (or a "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership of the ownership and disposition of Company Common Shares generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Common Shares.

Treatment of the Company as a U.S. Corporation

The Company believes that it should be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the Code and be subject to U.S. tax on its worldwide income. The Company has not sought or obtained an opinion of legal counsel or a ruling from the IRS regarding the treatment of the Company as a U.S. domestic corporation. Accordingly, there can be no assurance that the IRS will not challenge the treatment of the Company as a U.S. domestic corporation or that the U.S. courts will uphold the status of the Company as a U.S. domestic corporation in the event of an IRS challenge. This summary assumes that the Company will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

General U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Common Shares by U.S. Holders

Distributions on Common Shares

The Company does not intend to pay any dividends on the Common Shares in the foreseeable future. In the event that the Company pays dividends on the Common Shares, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder’s tax basis in the Common Shares and thereafter as gain from the sale or exchange of such shares taxable as described under "Sale or Other Taxable Disposition of Common Shares" below. Subject to applicable limitations and requirements, dividends received on the Common Shares generally should be eligible for the “dividends received deduction” available to corporate shareholders.

For taxable years beginning before January 1, 2013, a dividend paid to a U.S. Holder who is an individual, estate or trust by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if certain holding period and other requirements are met. Under current law, a dividend paid in a taxable year beginning on or after January 1, 2013 will generally be taxed at ordinary income tax rates.

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder’s tax basis in the shares sold or otherwise disposed of. Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

Preferential tax rates apply to long-term capital gains of a U.S. Holder that is an individual, estate, or trust. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder that is a corporation. Deductions for capital losses are subject to significant limitations under the Code.

Receipt of Foreign Currency

Amounts paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars), which generally would be treated as U.S. source ordinary income for foreign tax credit purposes.

Additional Tax on Passive Income

For tax years beginning after December 31, 2012, certain individuals, estates and trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Backup Withholding and Information Reporting

Under U.S. federal income tax law and Treasury Regulations, certain categories of U.S. Holders must file information returns with respect to their investment or involvement in a foreign corporation. For example, U.S. return disclosure obligations (and related penalties) are imposed on individuals who are U.S. Holders that hold certain specified foreign financial assets in excess of US$50,000. The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person and any interest in a foreign entity. U.S. Holders may be subject to these reporting requirements unless their common shares are held in an account at a domestic financial institution. Penalties for failure to file certain of these information returns are substantial. U.S. Holders should consult with their own tax advisors regarding the requirements of filing information returns under these rules, including the requirement to file an IRS Form 8938.

Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, common shares will generally be subject to information reporting and backup withholding tax, at the rate of 28% (increasing to 31% for payments made after December 31, 2012), if a U.S. Holder (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders should consult with their own tax advisors regarding the information reporting and backup withholding rules.

General U.S. Tax Consequences Related to the Ownership and Disposition of Common Shares by Non-U.S. Holders

Distributions on Common Shares.

The Company does not intend to pay any dividends on the Common Shares in the foreseeable future. In the event that the Company pays dividends on the Common Shares, a non-U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to treat such distribution as a dividend to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (i) as a tax-free return of capital to the extent of a non-U.S. Holder’s tax basis in the Common Shares and (ii) thereafter as gain from the sale or exchange of such shares.

Any amount treated as a dividend generally will be subject to withholding tax at a 30% gross rate, subject to any exemption or lower rate under an applicable treaty if the non-U.S. Holder provides the Company with a properly executed IRS Form W-8BEN, unless the non-U.S. Holder instead supplies a properly executed IRS Form W-8ECI (or other applicable form) relating to income effectively connected with the conduct of a trade or business within the U.S. To the extent a distribution from the Company is treated as a dividend effectively connected with the conduct of a trade or business within the U.S. and includible in the non-U.S. Holder’s gross income, it will not be subject to the withholding tax (assuming proper certification and disclosure), but instead will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected income received by a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

A non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate or exemption is required to satisfy certain certification and other requirements. If a non-U.S. Holder is eligible for an exemption from or a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Amounts taxable to a non-U.S. Holder as gain from the sale or exchange of Common Shares under Section 301 of the Code will be taxable as described under "Sale or Other Taxable Disposition of Common Shares" below.

Sale or Other Taxable Disposition of Common Shares

In general, a non-U.S. Holder of Common Shares will not be subject to U.S. federal income tax on gain recognized from a sale, exchange, or other taxable disposition of such shares, unless one of the circumstances described below exist.

If the gain is effectively connected with a U.S. trade or business carried on by the non-U.S. Holder (and, where an income tax treaty applies, is attributable to U.S. permanent establishment of the non-U.S. Holder), such holder will be subject to tax on the net gain derived from the sale or other taxable disposition of Common Shares under regular graduated U.S. federal income tax rates. If a non-U.S. Holder is a non-U.S. corporation, it will be subject to tax on its net gain from such a sale or other taxable disposition generally in the same manner as if it were a U.S. person as defined under the Code and, in addition, it may be subject to the branch profits tax at a gross rate equal to 30% of its effectively connected earnings and profits for that taxable year, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

If a non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, such holder will be subject to tax at a rate of 30% (or subject to any exemption or lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition of Common Shares even though such holder is not considered a resident of the U.S. The amount of such gain may be offset by the non-U.S. Holder’s U.S. source capital losses.

If the Common Shares qualify as a "United States real property interest" ("USRPI"), gain from the sale or disposition of a non-U.S. Holder’s shares will be subject to special U.S. federal income tax rules applicable to dispositions of U.S. real estate by foreign persons. If at any time during the shorter of the non-U.S. Holder’s holding period or the 5-year period ending on the date of disposition of the Common Shares, the Company (or a predecessor entity) qualifies as a "United States Real Property Holding Corporation" ("USRPHC"), a non-U.S. Holder will be treated as having disposed of a USRPI and, thus, will be subject to U.S. federal net income tax on gain from a sale of Common Shares at graduated rates as if the gain or loss were effectively connected with the conduct of a U.S. trade or business unless an exception applies for shares of a USRPHC which are "regularly traded on an established securities market" within the meaning of Section 897 of the Code (the "Regularly Traded Exception"). A "USRPHC" is a U.S. domestic corporation whose trade or business and real property assets consist primarily of USRPIs. For purposes of these rules, a "USRPI" includes land, buildings and other improvements, growing crops and timber, and mines, wells and other natural deposits (including, oil and gas properties and mineral deposits) located in the United States as well as equity interests in a USRPHC.

Under the Regularly Traded Exception, a disposition of stock of a USRPHC that is regularly traded on an established securities market will only be subject to U.S. federal income taxation in the case of a person who, directly or constructively, at any time during the five year period ending on the date of the disposition of stock, held more than 5% of that class of stock. There can be no assurance that the Common Shares will satisfy the Regularly Traded Exception at any particular point in the future.

The Company does not believe that it is currently a USRPHC for U.S. federal income tax purposes, though it could become a USRPHC in the future. However, a predecessor to the Company was a USRPHC prior to March 8, 2010, and as a result, the Company may be treated as a USRPHC with respect to non-U.S. Holders who acquired shares in a predecessor company prior to March 8, 2010. Non-U.S. Holders are urged to consult with their own tax advisors regarding the consequences if the Company is, has been or will be a USRPHC.

Backup Withholding and Information Reporting

Generally, the Company must report annually to the IRS and to non-U.S. Holders the amount of dividends paid to non-U.S. Holders and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which a non-U.S. Holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. Holder will not be subject to backup withholding with respect to payments of dividends paid, provided the Company receives a statement meeting certain requirements to the effect that the non-U.S. Holder is not a U.S. person and that the Company does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. The requirements for the statement will be met if (i) the non-U.S. Holder provides its name and address and certifies, under penalty of perjury, that it is not a U.S. person (which certification may be made on IRS Form W-8BEN) or (ii) a financial institution holding the instrument on behalf of the non-U.S. Holder certifies, under penalty of perjury, that such statement has been received by it and furnishes the Company or its paying agent with a copy of the statement. In addition, a non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of a sale of Common Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and the Company does not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, or that it is not an exempt recipient, or the non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Recent legislation imposes a 30% withholding tax on dividends on, and gross proceeds from the sale or other disposition of, a U.S. corporation’s stock paid to a foreign financial institution or to a foreign non-financial entity, unless (i) the foreign financial institution undertakes certain diligence and reporting obligations or (ii) the foreign non-financial entity either certifies that it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner. In addition, if the payee is a foreign financial institution, it generally must enter into an agreement with the U.S. Department of the Treasury that requires, among other things, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts and withhold 30% on payments to certain other account holders. The legislation applies to payments made after December 31, 2013. Non-U.S. Holders should consult their own tax advisors regarding this legislation.

(2) Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (collectively, the "Tax Act"), generally applicable to a holder who, for the purposes of the Tax Act and at all relevant times, holds common shares in the capital of the Company (the "Common Shares") as capital property and deals at arm’s length with, and is not affiliated with, the Company (a "Holder"). Common Shares will generally be considered to be capital property to a Holder unless the Holder holds such Common Shares in the course of carrying on a business of buying and selling securities or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) with respect to whom the Company is or will be a "foreign affiliate" within the meaning of the Tax Act, (ii) that is a "financial institution" for the purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a "tax shelter" or a "tax shelter investment" as defined in the Tax Act, (iv) that is a "specified financial institution" as defined in the Tax Act, or (v) who has made a “functional currency” election under section 261 of the Tax Act. Any such Holder should consult its own tax advisor.

This summary is based on the current provisions of the Tax Act and an understanding of the published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") released prior to the date hereof. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) ("Finance") prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed, although no assurance can be given that the Proposed Amendments will be enacted in their current form or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in foreign currencies must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada for noon on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations with respect to the income tax considerations applicable to any particular Holder are made. Accordingly, prospective Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares.

Residents of Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times, is resident in Canada (a "Resident Holder").

Dividends on Common Shares

A Resident Holder will be required to include in computing such Holder’s income for a taxation year the amount of dividends, if any, received on Common Shares. Dividends received on Common Shares by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Resident Holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income.

Disposition of Common Shares

A disposition or deemed disposition of Common Shares by a Resident Holder will generally result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of the disposition, exceed (or are less than) the adjusted cost base to the Resident Holder of the Common Shares immediately before the disposition. See "Taxation of Capital Gains and Capital Losses" below.

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder will be included in the Resident Holder’s income for the year of disposition. One-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year is required to be deducted by the Holder against taxable capital gains in that year (subject to, and in accordance with, the provisions of the Tax Act). Any excess of allowable capital losses over taxable capital gains of a Resident Holder realized in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances provided in the Tax Act.

Capital gains realized by an individual or trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Offshore Investment Fund Property Rules

The Tax Act, including certain Proposed Amendments, contains provisions (the "OIF Rules") which, in certain circumstances, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Common Shares if (1) the value of such Common Shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, "Investment Assets"); and (2) it may reasonably be concluded that one of the main reasons for the Resident Holder acquiring, holding or having the Common Shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

In making this determination, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including the Company, and the form of, and the terms and conditions governing, the Resident Holder’s interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any such non-resident entity, including the Company, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Resident Holder, and (iii) the extent to which any income, profits and gains of any such non-resident entity, including the Company, for any fiscal period are distributed in that or the immediately following fiscal period.

If applicable, the OIF Rules can result in a Resident Holder being required to include in its income for each taxation year in which such Resident Holder owns the Common Shares the amount, if any, by which (i) an imputed return based on the Resident Holder’s “designated cost” (as defined in the Tax Act) of the Common Shares exceeds (ii) any dividends or other amounts included in computing such Holder’s income for the year (other than a capital gain) in respect of the Common Shares determined without reference to the OIF Rules. Any amount required to be included in computing a Resident Holder’s income under these provisions will be added to the adjusted cost base of the Common Shares.

The OIF Rules are complex and their application will potentially depend, in part, on the reasons for a Resident Holder acquiring or holding Common Shares. Resident Holders are urged to consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Foreign Property Information Reporting

A Resident Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of “specified foreign property” (as such terms are defined in the Tax Act), including Common Shares, at any time in the year or fiscal period exceeds Cdn$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property. Substantial penalties may apply where a Resident Holder fails to file the required information return in respect of its specified foreign property on a timely basis in accordance with the Tax Act. In the March 4, 2010 federal Budget, Finance proposed that the existing reporting requirements with respect to “specified foreign property” be expanded so that more detailed information be available for audit use by the CRA. Revised legislation reflecting such Proposed Amendments has not yet been released.

The reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Holder. Holders should consult their tax advisors regarding the reporting rules contained in the Tax Act.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2⁄3% of its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains realized, or dividends received or deemed to be received by the Resident Holder (other than certain dividends or deemed dividends that are deductible in computing taxable income).

Shareholders Not Resident in Canada

The following portion of this summary is applicable to a Holder who: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act or any applicable tax treaty; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Common Shares in connection with, or in the course of, carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

Dividends on Common Shares

Dividends paid in respect of Common Shares to a Non-Resident Holder will not be subject to Canadian withholding tax or other income tax under the Tax Act.

Disposition of Common Shares

A Non-Resident Holder who disposes or is deemed to dispose of Common Shares will not be subject to Canadian income tax in respect of any capital gain realized on the disposition unless such Common Shares constitute "taxable Canadian property" for the purposes of the Tax Act and no exemption is available under an applicable income tax convention between Canada and the jurisdiction in which the Non-Resident Holder is resident.

Generally, Common Shares will not be taxable Canadian property at a particular time to a Non-Resident Holder provided that the Common Shares are listed on a designated stock exchange (which includes the TSX-V) at that time, unless at any time during the sixty month period immediately preceding the disposition of the Common Shares by such Non-Resident Holder, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, or the Non-Resident Holder together with all such persons, owned not less than 25% of the issued shares of any class or series of the capital stock of the Company and at that time more than 50% of the value of such shares was attributable to resource properties or real properties situated in Canada; or (b) the Non-Resident Holder’s Common Shares were acquired during such sixty month period in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property. The Company has advised that based on the historical and contemplated assets of the Company, the Common Shares should not be taxable Canadian property to a Non-Resident Holder.

F. Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G. Statement By Experts

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

H. Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada. The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces of British Columbia and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com. The Company is subject to the informational requirements of the Exchange Act and files reports and other information with the SEC. You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., U.S., 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I. Subsidiary Information

Not applicable.

Item 11.	Quantitative and Qualitative Disclosures About Market Risk.

See Note 15 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2011, 2010 and 2009 filed as part of this Form 20-F.

Item 12.	Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A.-B.	Modifications to the Rights of Security Holders

In February 2012, the Company completed a corporate reorganization, as a result of which Gentor’s corporate jurisdiction was moved from Florida to the Cayman Islands. This corporate reorganization was carried out by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. Accordingly, the rights of the Company’s common shares became governed by its memorandum and articles of association and the laws of the Cayman Islands. The rights attaching to each common share remained substantially equivalent. For a detailed comparison of shareholder rights under the laws of Florida and under the laws of the Cayman Islands, you may refer to the section titled "Material Differences of the Rights of Our Shareholders After the Reorganization" in the Company’s Information Circular/Proxy Statement filed as Exhibit 99.3 to the Form 8-K of the Company filed on January 11, 2012, which section is incorporated herein by reference.

14.C.

Not applicable.

14.D.

Not applicable.

14.E.	Use of Proceeds

Not applicable.

Item 15.	Controls and Procedures.

Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

In addition, the Company's Chief Executive Officer and Chief Financial Officer have determined that the disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports that are filed under the U.S. Exchange Act is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. The Company's management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2011 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2011 and no material weaknesses were discovered.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2011, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, control may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

This Form 20-F does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors as the Company qualifies as a smaller reporting company and is exempt pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Item 16.A.	Audit Committee Financial Expert

The Company's Board has determined that Rudolph de Bruin satisfies the requirements as an audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements (or experience actively supervising one or more persons engaged in such activities); has an understanding of internal controls over financial reporting; and has an understanding of audit committee functions.

Mr. de Bruin is also independent within the meaning of Section 803 of the NYSE Amex LLC Company Guide (although the Company’s common shares are not listed on the NYSE Amex LLC but are quoted on the OTCQB).

Item 16.B.	Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company’s principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 11.1. A copy of the Code may also be obtained from the Chief Financial Officer of the Company at (416) 366-2221 and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.gentorresources.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

No amendment was made to the Code during the Company's most recently completed financial year and no waiver from a provision of the Code was granted by the Company during the Company's most recently completed financial year.

In accordance with the articles of association of the Company, a director of the Company may only be (a) a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested, or (b) interested in another corporation in which the Company is interested, if the director discloses the nature and extent of his interest to the other directors of the Company and such other directors resolve to approve the director’s interest. In addition, in certain cases, an independent committee of the Company's Board may be formed to deliberate on such matters in the absence of the interested party.

The Company has also adopted a "whistleblower" policy which provides employees, consultants, officers and directors with the ability to report, on a confidential and anonymous basis, violations within the Company's organization including, (but not limited to), questionable accounting practices, disclosure of fraudulent or misleading financial information, instances of corporate fraud, or harassment. The Company believes that providing a forum for such individuals to raise concerns about ethical conduct and treating all complaints with the appropriate level of seriousness fosters a culture of ethical business conduct.

Item 16.C.	Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company in each of the years ended December 31, 2011 and December 31, 2010. All dollar amounts are exclusive of applicable taxes and a 7% administration fee.

	2011		2010

Audit Fees	US$	129,000	US$	96,806	(1)
Audit-Related Fees		-		-
Tax Fees		-		-
All Other Fees		-		-

(1)	US$69,735 of these fees were billed by Deloitte & Touche LLP, who were the Company’s external independent auditor in respect of fiscal 2010. The balance of these fees (US$27,071) were billed by BDO Canada LLP (who were the Company’s external independent auditors in respect of fiscal 2009) and related to fiscal 2009.

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act, all services to be provided Deloitte & Touche llp are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2011.

Item 16.F.	Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.	Corporate Governance

Not applicable.

Item 16.H.

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements appear on pages F-1 through F-29.

Item 19.	Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed on March 9, 2012)
4.1	Company's 2010 Performance and Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed on July 28, 2010)
4.2	Company's 2011 Stock Option Plan
4.3	Stock Exchange Agreement regarding the acquisition of APM Mining (incorporated by reference from the Company’s Form 8-K filed February 24, 2010)
4.4	Earn-In Agreement dated October 27, 2009 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)
4.5	Novation Agreement dated January 20, 2010 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)
4.6	Amendment to the Earn-In Agreement dated February 25, 2010 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)
4.7	Addendum to the Earn-In-Agreement with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending June 30, 2011)
4.8	Earn-In Agreement dated January 29, 2010 with respect to the Block 6 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)
4.9	Warrant Indenture (incorporated by reference from Exhibit 4.1 to the Company’s Form 8-K filed November 8, 2011)
4.10	Supplemental Warrant Indenture (incorporated by reference from Exhibit 99.1 to the Company’s Form 6-K filed April 11, 2012)
4.11	Employment Agreement for Peter Ruxton (incorporated by reference from the Company’s Form 10-K for the Year Ending December 31, 2010)
8.1	List of subsidiaries
11.1	Company's Business Conduct Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)
11.2	Whistleblower Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2011

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

*	Users of this data are advised, in accordance with Rule 406T of Regulation S-T promulgated by the SEC, that this Interactive Data file is deemed not filed or part of a registration statement or prospectus for purposes of Sections 11 or 12 of the Securities Act of 1933, is deemed not filed for purposes of Section 18 of the Exchange Act, and otherwise is not subject to liability under these sections.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2012

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Peter A. Ruxton"
Peter A. Ruxton
President and Chief Executive Officer

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010 and 2009

GENTOR RESOURCES INC.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Gentor Resources Inc.

(An exploration stage corporation)

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. and subsidiaries (an exploration stage corporation) (the “Company”) as at December 31, 2011 and December 31, 2010, and the related consolidated statements of operations, cash flow and shareholders’ equity for each of the years in the two-year period ended December 31, 2011, and for the period from March 24, 2005 (date of incorporation) to December 31, 2011. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits. The Company’s consolidated financial statements as of and for the year ended December 31, 2009, and for the period March 24, 2005 (date of incorporation) through December 31, 2009 were audited by other auditors whose report, dated March 4, 2010, expressed an unqualified opinion on those financial statements. The consolidated financial statements for the period March 24, 2005 (date of incorporation) through December 31, 2009 reflect cumulative net loss of $5,967,867. The other auditors’ report has been furnished to us, and our opinion, insofar as it relates to the amounts included for such prior period, is based solely on the report of such other auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.

Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit and the report of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the report of other auditors, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2011 and December 31 2010, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2011, and for the period from March 24, 2005 (date of incorporation) to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 – Organization and Going Concern of the consolidated financial statements, the Company’s recurring losses from operations and deficit accumulated during the exploration stage raise substantial doubt about its ability to continue as a going concern. Management’s plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte & Touche LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

April 23, 2012 except as to Note 16 which is as at April 30, 2012

GENTOR RESOURCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Directors and Shareholders of Gentor Resources Inc.

(An exploration stage company)

We have audited the accompanying consolidated statements of operations, shareholders’ equity (deficiency) and cash flows of Gentor Resources Inc. (an exploration stage company) for the year ended December 31, 2009 and for the period from March 24, 2005 (date of inception) to December 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements and assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of its operations and its cash flows of Gentor Resources Inc. (an exploration stage company) for the year ended December 31, 2009 and for the period from March 24, 2005 (date of inception) to December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring net losses and negative cash flows from operations. These matters raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans regarding these matters are also described in Note 1. The accompanying consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ BDO Canada LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Ontario

March 4, 2010

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

As at	December 31, 2011	December 31, 2010

ASSETS
Current
Cash	$6,935,012	$5,331,916
Prepaids and advances (note 4)	75,898	46,809
Total current assets	$7,010,910	$5,378,725

Long term deposit (note 5)	10,000	10,000
Capital assets (note 7)	257,968	376,297
Mineral properties (note 6)	18,248,198	18,248,198

Total assets	$25,527,076	$24,013,220

LIABILITIES
Current
Accounts payable	$552,377	$413,307
Accrued liabilities	50,550	50,062
Due to related parties (note 8)	132,240	211,351
Note payable (note 9)	-	769,733
Loan payable– current portion (note 10)	-	36,729
Canadian dollar common share purchase warrants (note 12 e)	263,398	-
Total current liabilities	998,565	1,481,182

Loan payable– long term portion (note 10)	-	37,467

Total liabilities	$998,565	$1,518,649

SHAREHOLDERS’ EQUITY
Authorized 100,000,000 Common Shares, $0.0001 par value (note 12a and 16) 50,000,000 Preferred Shares, $0.0001 par value Issued and outstanding 62,753,840 Common Shares (December 31, 2010 – 52,851,672)(note 12)	6,275	5,285
Additional paid-in capital	40,761,669	32,067,618
Deficit accumulated during the exploration stage	(16,239,433)	(9,578,332)
Total shareholders’ equity	24,528,511	22,494,571
Total liabilities and shareholders’ equity	$25,527,076	$24,013,220

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in US dollars)

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009	Cumulative from inception on March 24, 2005 to December 31, 2011
Expenses

Field camps expenses	$166,718	$148,168	$722	$663,261
Surveying	22,586	14,154	1,035	87,440
Geophysics	106,382	660,027	-	766,409
Geochemistry	70,726	38,895	661	254,734
Geology	538,383	76,795	6,400	1,130,444
Drilling	1,103,893	339,094	900	4,222,664
Environmental testing	-	326	-	28,210
Mineral properties	100,000	100,000	100,000	663,045
Consulting fees – related parties	-	-	-	12,400
Consulting fees – others	4,174	183,691	-	194,624
Management fees	-	-	-	2,000
Professional fees	1,100,807	443,523	174,647	2,296,473
General and administrative expenses	2,431,515	1,458,173	135,517	4,495,026
(Gain) loss on sale of capital assets	(111,470)	1,213	(7,720)	(117,977)
Depreciation	160,313	146,548	109,505	532,880
Net operating loss	(5,694,027)	(3,610,607)	(521,667)	(15,231,633)
Interest income	9,898	142	-	12,452
Gain on Canadian dollar common share purchase warrants	80,815	-	-	80,815
Rental income	-	-	6,720	6,720
Loss on deposit	-	-	(50,000)	(50,000)
Net loss and comprehensive loss	$(5,603,314)	$(3,610,465)	$(564,947)	$(15,181,646)

Basic and diluted loss per common share (note 12 f)	$(0.09)	$(0.09)	$(0.03)

Weighted average number of basic and diluted common shares outstanding (note 12 f)	59,558,895	38,903,807	22,500,000

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOW

(Stated in US dollars)

	For the year ended December 31, 2011	For the year ended December 31, 2010	For the year ended December 31, 2009	Cumulative from inception on March 24, 2005 to December 31, 2011
CASH PROVIDED BY (USED IN):
Operating activities:
Adjustments required to reconcile net loss with net cash used in operating activities
Net loss	$(5,603,314)	$(3,610,465)	$(564,947)	$(15,181,646)
Depreciation	160,313	146,548	109,505	532,880
Gain on derivative financial instruments	(80,815)	-	-	(80,815)
(Gain) loss on sale of capital asset	(111,470)	1,213	(7,720)	(117,977)
Accrued interest included in notes payable	-	55,883	27,791	95,115
Stock based compensation – employees	582,081	140,834	-	722,915
Stock based compensation – consultants	-	97,500	-	97,500
Loss on deposit	-	-	50,000	50,000
Shares issued for mineral properties	-	-	-	100,000
Shares issued for services	-	180,000	-	180,000
Change in non cash working capital balances
Accounts payable	139,070	(638,347)	(2,412)	471,245
Accrued liabilities	488	21,949	-	41,732
Prepaids and advances	(29,089)	(43,602)	6,752	(123,527)
Cash used in operating activities	(4,942,736)	(3,648,487)	(381,031)	(13,212,578)
Financing activities
Loan payable repayment	(74,196)	(36,006)	(35,297)	(145,499)
Notes payable repayment	(769,733)	-	476,389	(93,344)
Due to related parties/advances	(79,111)	(1,053,911)	(62,266)	(398,914)
Common shares and warrants issued (net of issuance costs)	7,399,385	9,855,309	-	21,129,694
Cash provided by financing activities	6,476,345	8,765,392	378,826	20,491,937
Investing activities
Purchase of capital assets	(115,791)	(62,425)	-	(621,764)
Gentor Resources Limited acquisition (note 3)	-	255,889	-	255,889
Proceeds from disposal of capital assets	185,278	4,000	11,250	200,528
Purchase of a certificate of deposit	-	-	-	(10,000)
Mineral properties expenditures	-	-	-	(169,000)
Cash provided by (used in) investing activities	69,487	197,464	11,250	(344,347)
Net increase in cash	1,603,096	5,314,369	9,045	6,935,012
Cash, beginning of the year	5,331,916	17,547	8,502	-
Cash, end of the year	$6,935,012	$5,331,916	$17,547	$6,935,012

Supplemental cash flow information (note 13). See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2011 and 2010

(Stated in US dollars)

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)
Shares issued on March 24, 2005 at $0.004 per share	12,500,000	$1,250	$48,750	$-	$50,000
Net loss for the year	-	-	-	(97,637)	(97,637)
Balance at December 31, 2005	12,500,000	1,250	48,750	(97,637)	(47,637)
Shares issued on December 15, 2006 at $0.20 per share	5,000,000	500	999,500	-	1,000,000
Net loss for the year	-	-	-	(233,900)	(233,900)
Balance at December 31, 2006	17,500,000	$1,750	$1,048,250	$(331,537)	$718,463

Shares issued on July 23, 2007 at $0.20 per share	500,000	$50	$99,950	$-	$100,000
Shares issued on July 31, 2007 at $0.20 per share	1,000,000	100	199,900	-	200,000
Shares issued on November 20, 2007 at $0.25 per share	1,000,000	100	249,900	-	250,000
Shares issued on December 17, 2007 at $1.00 per share	2,500,000	250	2,374,750	-	2,375,000
Net loss for the year	-	-	-	$(1,881,910)	$(1,881,910)
Balance at December 31, 2007	22,500,000	$2,250	$3,972,750	$(2,213,447)	$1,761,553
Net loss for the year	-	-	-	$(3,189,473)	$(3,189,473)
Balance at December 31, 2008	22,500,000	$2,250	$3,972,750	$(5,402,920)	$(1,427,920)
Net loss for the year	-	-	-	$(564,947)	$(564,947)
Balance at December 31, 2009	22,500,000	$2,250	$3,972,750	$(5,967,867)	$(1,992,867)
Shares issued on March 8, 2010 at $1.02 per share (notes 3 and 12)	13,063,000	1,306	13,322,954	-	13,324,260
Shares issued at $1.80 per share on April 28, 2010 (note 12)	2,600,000	260	4,679,740	-	4,680,000
Shares issued at $0.50 per share on April 29, 2010 (note 12)	4,000,000	400	1,164,512	-	1,164,912
Warrants issued on April 29, 2010 (note 12)	-	-	730,568	-	730,568
Shares issued at $0.75 per share on October 28, 2010 (note 12)	4,000,000	400	2,260,794	-	2,261,194
Warrants issued on October 28, 2010 (1)	-	-	738,806	-	738,806
Shares issued at $0.75 per share on October 29, 2010 (note 12)	333,334	33	183,844	-	183,877
Warrants issued on October 29, 2010 (1)	-	-	60,049	-	60,049
Shares issued at $0.75 per share on November 2, 2010 (note 12)	2,666,667	267	1,507,196	-	1,507,463
Warrants issued on November 2, 2010 (1)	-	-	492,537	-	492,537

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)
Shares issued at $0.75 per share on November 18, 2010 (note 12)	26,000	3	14,695	-	14,698
Warrants issued on November 18, 2010 (1)	-	-	4,802	-	4,802
Shares issued at $0.75 per share on December 22, 2010 (note 12)	3,662,671	366	2,032,186	-	2,032,552
Warrants issued on December 22, 2010 (1)	-	-	663,851	-	663,851
Issuance of stock options on August 30, 2010 (note 12)	-	-	238,334	-	238,334
Net loss for the year	-	-	-	(3,610,465)	(3,610,465)
Balance at December 31, 2010	52,851,672	$5,285	$32,067,618	$(9,578,332)	$22,494,571
Shares issued at $0.75 per share on January 18, 2011 (note 12)	200,000	20	112,762	-	112,782
Warrants issued on January 18, 2011 (1)	-	-	37,218	-	37,218
Shares issued at $0.75 per share on January 24, 2011 (note 12)	250,000	25	140,952	-	140,977
Warrants issued on January 24, 2011 (1)	-	-	46,523	-	46,523
Shares issued at $0.75 per share on January 26, 2011 (note 12)	5,333,334	533	3,006,987	-	3,007,520
Warrants issued on January 26, 2011 (1)	-	-	992,481	-	992,481
Shares issued at $0.75 per share on January 27, 2011 (note 12)	200,000	20	112,762	-	112,782
Warrants issued on January 27, 2011 (1)	-	-	37,218	-	37,218
Shares issued at $0.75 per share on February 24, 2011 (note 12)	222,000	22	125,166	-	125,188
Warrants issued on February 24, 2011 (1)	-	-	41,312	-	41,312
Shares issued at $0.75 per share on March 4, 2011 (note 12)	33,334	3	18,795	-	18,798
Warrants issued on March 4, 2011 (1)	-	-	6,203	-	6,203
Shares issued at $0.75 per share on March 7, 2011 (note 12)	113,000	11	63,711	-	63,722
Warrants issued on March 7, 2011 (1)	-	-	21,028	-	21,028
Shares issued at $0.75 per share on March 15, 2011 (note 12)	165,000	17	93,028	-	93,045
Warrants issued on March 15, 2011 (1)	-	-	30,705	-	30,705
Shares issued at Cdn $1.00 per share on August 09, 2011 (note 12)	35,000	3	31,763	-	31,766
Shares issued at Cdn $1.00 per share on August 17, 2011 (note 12)	5,000	1	4,577	-	4,578
Shares issued at Cdn $1.00 per share on September 1, 2011 (note 12)	25,000	3	22,919	-	22,922
Shares issued at Cdn $1.00 per share on September 12, 2011 (note 12)	255,000	25	224,968	-	224,993
Shares issued at Cdn $1.00 per share on September 16, 2011 (note 12)	750,000	75	661,428	-	661,503

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at Cdn $1.00 per share on September 19, 2011 (note 12)	41,500	4	36,162	-	36,166
Shares issued at Cdn $1.00 per share on September 20, 2011 (note 12)	5,000	1	4,335	-	4,336
Shares issued at Cdn $1.00 per share on September 26, 2011 (note 12)	1,000	-	837	-	837
Shares issued at Cdn $1.00 per share on September 27, 2011 (note 12)	5,000	1	4,339	-	4,340
Shares issued at Cdn $1.00 per share on October 12, 2011 (note 12)	100,000	10	88,785	-	88,795
Shares issued at Cdn $1.00 per share on November 2, 2011 (note 12)	2,163,000	216	1,943,297	-	1,943,513
Financing costs (note 12)	-	-	(856,078)	-	(856,078)
Warrant modification (1) (note 12)	-	-	1,057,787	(1,057,787)	-
Stock based compensation expense (note 12)	-	-	582,081	-	582,081
Net loss for the year	-	-	-	(5,603,314)	(5,603,314)
	62,753,840	$6,275	$40,761,669	$(16,239,433)	$24,528,511
(1)	Warrant value changed due to life extension by six months by the Company effective as of October 5, 2011. See Note 12d.

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)

For the years ended December 31, 2011, 2010 and 2009

1.	ORGANIZATION AND GOING CONCERN

Gentor Resources Inc. (“the Company”) was incorporated on March 24, 2005 under the Florida Business Corporation Act (see Note 16 – Subsequent event for additional information).  The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the year ended December 31, 2011, the Company had a loss from operations of $5,603,314 (year ended December 31, 2010 - $3,610,465, year ended December 31, 2009 - $564,947) and an accumulated deficit of $16,239,433 (December 31, 2010 – $9,578,332), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mining properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements include the accounts of the company and its wholly-owned subsidiaries Gentor Idaho, Inc. and Gentor Resources Limited (formerly known as APM Mining Limited). See update regarding the corporate reorganization in Note 16.

Gentor Idaho, Inc. was incorporated on June 28, 2007 under the laws of the State of Idaho.  Gentor Resources Limited was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010 (see note 3). Intercompany balances and transaction have been eliminated in preparing the accompanying consolidated financial statements.

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (’‘US GAAP’’).

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	- Straight line over a range of two to four years

Mining equipment	- Straight line over four years

Office equipment	- Straight line over four years

Furniture and fixtures	- 20% declining balance basis

Building	- Straight line over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the years ended December 31, 2011, and 2010.  Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell.

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation.  The Company has not identified or recorded any asset retirement obligations on its balance sheets as at December 31, 2011 and December 31, 2010.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 12(c).  The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period).  Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received.  Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock.  Shares are issued from treasury upon the exercise of stock options.  The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada and the US that at times, may exceed US and Canadian federally insured limits.  The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Actual results could differ from management’s best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of mineral properties and capital assets, estimation of future income taxes, useful lives of depreciable assets, and fair value estimates for stock options and warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. At December 31, 2011 and 2010, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The Company has Canadian dollar (“Cdn$”) denominated warrants, the liability portion of which are considered derivative financial instruments requiring re-measurement at each reporting period. See Note 12e for the Black-Scholes option-pricing model that was used to estimate fair values of all warrants granted and outstanding.

k)	INCOME TAXES

Deferred income taxes are reported for timing differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at the balance sheet date.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statement if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2011, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the year.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

m)	RECENT ACCOUNTING PRONOUNCEMENTS

In June 2011, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”).  ASU 2011-05 requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  Under the continuous statement approach, the statement would include the components and total of net income, the components and total of other comprehensive income and the total of comprehensive income.  Under the two statement approach, the first statement would include the components and total of net income and the second statement would include the components and total of other comprehensive income and the total of comprehensive income.  ASU 2011-05 does not change the items that must be reported in other comprehensive income.  ASU 2011-05 is effective retrospectively for interim and annual periods beginning after December 15, 2011, with early adoption permitted.  The Company is currently evaluating the impact of the adoption of ASU 2011-05 on its financial statements.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

In December 2011, the FASB issued ASU No. 2011-12 ―Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05. These amendments are being made to allow the FASB time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income in all periods presented. This guidance is effective for public companies for fiscal years and interim periods beginning on or after December 15, 2011. The Company is currently evaluating the impact of the adoption of ASU 2011-12 on its financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and International Financial Reporting Standards (“IFRS”)” (“ASU 2011-04”).  ASU 2011-04 does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required and permitted under IFRS or U.S. GAAP.  For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13.   ASU 2011-04 is effective on a prospective basis for interim and annual periods beginning after December 15, 2011, with early adoption not permitted.  In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying ASU 2011-04 and to quantify the total effect, if practicable.  The Company is currently evaluating the impact of the adoption of ASU 2011-04 on its financial position, results of operations and disclosures.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3.	ACQUISITION

On March 8, 2010, pursuant to a stock exchange agreement, the Company acquired all of the issued and outstanding shares of Gentor Resources Limited (formerly APM Mining Limited) in exchange for 10,362,000 common shares of the Company.

Gentor Resources Limited is a mineral exploration company, which has secured the earn-in rights to specific exploration ground holdings in the Sultanate of Oman (“Oman”), comprising sites identified as having significant potential for copper mineralization.

The purchase price for this acquisition was $13,395,583, which included 10,362,000 of the Company’s common shares at a price of $1.02 per share and direct costs of $2,826,343.   As part of the transaction costs, the Company issued 2,701,000 shares at a price of $1.02 per share to a related party in exchange for capital raising services.  Included in direct costs are $71,323 of costs that are part of accounts payable and accrued liabilities. The price of $1.02 per share was based on the market price of the shares on March 8, 2010, being the date the Company and Gentor Resources Limited closed the agreement. The acquisition was accounted for as a purchase of assets. The total consideration and transaction costs have been allocated to the net assets acquired and liabilities assumed as follows:

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

3.	ACQUISITION (continued)

Issuance of 10,362,000 common shares	$10,569,240
Transaction costs (including issuance of 2,701,000 common shares)	2,826,343
Purchase Price	$13,395,583

Net assets acquired and liabilities assumed:

Cash	$255,889
Prepaids and deposits	2,371
Capital assets	108,921
Mineral properties	13,748,198
Accounts payable and accrued liabilities	(190,415)
Due to related parties	(529,381)
Net assets acquired	$13,395,583

In connection with the foregoing transaction, the Company issued 2,500,000 common shares to a non-US Person in connection with the amendment of a certain Earn-In Agreement between Al Fairuz Mining Company, LLC (“Al Fairuz Mining”) and Gentor Resources Limited with respect to the Company’s Block 5 project located in the Sultanate of Oman. The 2,500,000 shares were issued on April 28, 2010 at a price of $1.80 per share. Consequently, there was an increase to mineral properties of $4,500,000.

4.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $25,778 for an insurance claim receivable and $47,037 for prepaid insurance as at December 31, 2011 (December 31, 2010 - $nil and $15,395, respectively). Other items total $3,083 (December 31, 2010 - $304).

5.	LONG TERM DEPOSIT

The long-term deposit is a $10,000 certificate of deposit issued on March 11, 2011 and assigned to the United States Department of the Interiors, Bureau of Land Management, as a reclamation bond for the installation of a bridge crossing the Patterson creek at the Company’s Idaho project.

This certificate of deposit bears an interest rate of 1.75% per annum and matures on March 11, 2012.  It will automatically roll over to maintain the bond in good standing.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

6.	MINERAL PROPERTIES

Oman Project

On March 8, 2010, the Company acquired, through its wholly owned subsidiary Gentor Resources Limited, the earn-in rights to the Block 5 and Block 6 copper exploration projects located in Oman.  Pursuant to the Earn-in Agreement between Al Fairuz Mining and Gentor Resources Limited, which relates to the Block 5 project, the Company has the right to earn up to a 65% equity position in Al Fairuz Mining.  Pursuant to the Earn-in Agreement between Al Zuhra Company, LLC (“Al Zuhra Mining”) and Gentor Resources Limited, which relates to the Block 6 project, the Company has the right to earn up to a 70% equity position in Al Zuhra Mining.

The entire balance of $18,248,198 recorded in mineral properties in the balance sheet as of December 31, 2011 (December 31, 2010 - $18,248,198) is attributable to the Oman Project.

Idaho Project

Effective as of July 23, 2007, Bardswich LLC, an entity that is owned and controlled by Lloyd J. Bardswich, who was the President and CEO of the Company, and Gentor Idaho, a wholly owned subsidiary of the Company, entered into an assignment agreement whereby Bardswich LLC assigned all of its rights, title and interest in and to the Idaho Option Agreement (“Idaho Option Agreement”) to Gentor Idaho in exchange for $40,000 in cash and 500,000 common shares of the Company. The Idaho Option Agreement dated effective as of March 1, 2007 relates to a certain mineral lease agreement and an option to purchase twenty one (21) patented mining claims located over approximately 376 acres of real property and four other parcels of approximately 216 acres (collectively, the  “Optioned Properties”) in Lemhi County, Idaho.  An initial payment of $40,000 in cash was made to the Idaho claim owner upon execution of the Idaho Option Agreement and an additional payment of $60,000 was made on the six-month anniversary date of signing the original Idaho Option Agreement. Payments totaling $300,000 were made from 2008 to 2010 to the Idaho claim owner.  On March 8, 2011, the Idaho claim owner agreed to accept a payment of $100,000 in lieu of the $200,000 payment that was due in full on March 1, 2011 (the fourth anniversary date of the Idaho Option Agreement). The foregoing agreed upon $100,000 payment has been paid to the Idaho claim owner.  All payments that become due subsequent to March 2011 remain as stipulated in the original agreement.  To the extent that the Company makes any advanced minimum royalty payments, the Company is entitled to receive a corresponding credit against any required net smelter return royalties that are otherwise required to be paid to the Idaho claim owner under the Idaho Option Agreement. The Idaho Option Agreement also grants the Company an option to purchase the Idaho claim  owner’s rights to the Optioned Properties, including but not limited to the IMA  Mine, for a total purchase price of $5,000,000, excluding there from the right of the Idaho claim owner to receive a three percent (3%) royalty on net revenue generated from the sale of any molybdenum, copper, lead and zinc recovered from the IMA Mine and five percent (5%) royalty on the net revenue generated from the sale of all other ores, minerals, or other products recovered from the Optioned Properties.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

6.	MINERAL PROPERTIES (continued)

The Company expenses payments made to the Idaho project as they come due as mineral property expenses. There is no accrual or assets set up for this project.

7.	CAPITAL ASSETS

December 31, 2011

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$134,694	$47,796	$86,898
Mining Equipment	60,756	18,956	41,800
Office Equipment	66,423	33,306	33,117
Furniture and Fixtures	16,579	4,366	12,213
Building	358,241	274,301	83,940
	$636,693	$378,725	$257,968

December 31, 2010

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$108,921	$22,691	$86,230
Mining Equipment	189,505	78,079	111,426
Office Equipment	40,488	25,752	14,736
Furniture and Fixtures	10,377	2,060	8,317
Building	358,241	202,653	155,588
	$707,532	$331,235	$376,297

During the year ended December 31, 2011, the Company sold mining equipment (including a bulldozer) with a net book value of $54,188 for $159,500. The Company also disposed of a vehicle resulting in an insurance claim with a gain of $6,158. The resulting gains on sale/disposal are included in the consolidated statements of operations. See note 10 for additional information on the sale of the bulldozer.

8.	RELATED PARTY TRANSACTIONS

As of December 31, 2011, a balance of $114,740 advanced to the Company from a former director and officer of the Company was outstanding (December 31, 2010 - $194,969).  This advance is unsecured, non-interest bearing and re-payable upon demand.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

8.	RELATED PARTY TRANSACTIONS (continued)

In June 2009, an amount of $79,675 was advanced to the Company by two directors of the Company and used to repay accounts payable owed by the Company.  During the year ended December 31, 2011 the remaining balance of $4,686 was paid. The balance of this advance as at December 31, 2011 was $Nil (December 31, 2010 - $4,686).

As of December 31, 2011, an amount of $15,725 (December 31, 2010 - $9,924) was due to a corporation of which a director and officer of the Company is a partner.  During the year ended December 31, 2011, the Company reimbursed to this corporation travel and other office expenses incurred on behalf of this director and officer of the Company in the amount of $25,710 (December 31, 2010 - $nil).

During the year ended December 31, 2011, an amount of $1,775 was due to two directors of the Company relating to interest on an amount of $193,771 previously advanced to the Company for working capital purposes during the first quarter of 2010.  The principal amount of this advance was repaid during the fourth quarter of 2010.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

9.	NOTE PAYABLE

On November 14, 2011, the Company fully repaid its promissory note of $816,432 (December 31, 2010 - $769,733), which included $46,699 of interest accrued during the year ended December 31, 2011 (year ended December 31, 2010 - $54,111). The note bore an interest rate of 8% per annum.

10.	LOAN PAYABLE

On December 12, 2008, the Company entered into a financing agreement for the purchase of a bulldozer in the amount of $145,500. As discussed in Note 7, during the year ended December 31, 2011, the Company sold the bulldozer for $155,000. Upon receipt of the funds, the Company repaid the balance of the loan in the amount of $52,949. The sale resulted in a gain of $100,812 reported in the consolidated statements of operations.

11.	REPORTABLE SEGMENTS

The Company operates in one business segment: the exploration, mine development and extraction of precious metals in two geographic areas, the Sultanate of Oman and the United States.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

11.	REPORTABLE SEGMENTS (continued)

As at	December 31, 2011	December 31, 2010

Oman – mineral properties	$18,248,198	$18,248,198
Oman – capital assets	160,344	140,390
United States – capital assets	97,624	235,907
Total	$18,506,166	$18,624,495

12.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 50,000,000 preferred shares and 100,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting. Preferred shares may be issued in series with distinctive serial designations.

b)	Issued Share Capital

From January 18, 2011 to March 15, 2011, as part of a private placement the Company sold 6,516,668 units at a price of $0.75 per unit for gross proceeds of $4,887,502.  Each unit consists of one common share of the Company and one warrant (“Warrant”) which entitles the holder thereof to purchase one additional common share of the Company (see note 12(d)).  Each Warrant is exercisable for a period of 12 months (and subsequently extended for 6 additional months) from the date of issuance at an exercise price of $0.90 per share.

From August 10, 2011 to October 12, 2011, as part of a private placement the Company sold 1,222,500 units at a price of $0.97 to $1.02 (Cdn$1.00) per unit for gross proceeds of approximately $1,233,900 (Cdn$1,222,500).  Each unit consists of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one-half of one common share of the Company for a period of one year from the date of issuance of the warrant, provided that a minimum of two such warrants must be exercised by the holder thereof at any one time in order that any such exercise thereof will result in the purchase of one common share of the Company at a price of $1.21 to $1.29 (Cdn$1.25) (see note 12(e)).

On November 2, 2011 as part of a brokered offering the Company sold 2,163,000 units at a price of $0.99 (Cdn$1.00) per unit for gross proceeds of approximately $2,134,000 (Cdn$2,163,000).  Each unit consists of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $1.24 (Cdn$1.25) for a period of one year from the date of issuance of the warrant (see note 12(e)).

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

12.	SHARE CAPITAL (continued)

As of December 31, 2011, the Company had outstanding 62,753,840 (December 31, 2010 – 52,851,672) common shares and no preferred shares.

c)	Stock Based Compensation

On July 28, 2010, the Company adopted the Gentor Resources 2010 Performance and Equity Incentive Plan (the “2010 Plan”). Persons who were eligible to receive awards under the 2010 Plan included officers, directors and employees of the Company and advisors to the Company.

On August 30, 2010, 725,000 stock options were granted to various employees and consultants under the 2010 Plan.  Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.75 for a period of 5 years.  The options vest at a rate of 25% on each six-month anniversary of the grant date.

On April 1, 2011, 400,000 stock options were granted under the 2010 Plan to various employees. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.90 for a period of 5 years.  The options vest at a rate of 25% on each six-month anniversary of the grant date.

On November 2, 2011, the Company issued 173,040 non-transferable compensation options to GMP Securities LP (the “agent”) in connection with the November 2, 2011 brokered placement. The agent is entitled to purchase one common share of the Company at a purchase price of $0.99 (Cdn$1.00) within 24 months.

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). The New Plan is subject to receipt of TSX Venture Exchange and shareholder approvals. It is planned to seek shareholder approval of the New Plan at the next annual meeting of shareholders. In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the 2010 Plan and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan as set out above. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

12.	SHARE CAPITAL (continued)

On December 14, 2011, 100,000 stock options were granted under the New Plan to an employee of the Company. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.21 (Cdn$1.24) for a period of 5 years.  The options vest at a rate of 25% on each six-month anniversary of the grant date. None of these options shall be exercisable unless and until shareholder and TSX Venture Exchange approvals are obtained for the New Plan.

As at December 31, 2011, the Company had 1,225,000 (December 31, 2010 – 725,000) stock options outstanding to acquire common shares at a weighted average exercise price of $0.84. The remaining weighted average contractual life of outstanding options is 3.96 years.  All of the stock options granted are expected to vest.   As of December 31, 2011, the forfeiture estimate of the outstanding options is 0%.  The number of stock options forfeited, cancelled, expired and exercised was nil.  There were 462,500 stock options exercisable and 762,500 stock options expected to vest as at December 31, 2011. The weighted average fair value of options granted in 2011 is $0.66 (December 31, 2010 - $1.30). The weighted average exercise price of the options exercisable is $0.79 and expected to exercise is $0.84 with a remaining weighted average contractual lives of 3.79 years and 3.96 years respectively.

During the year ended December 31, 2011, the Company recognized as an expense in the consolidated statements of operations stock based compensation of $582,081 (year ended December 31, 2010 - $140,834, year ended December 31, 2009 - $nil). This amount was credited accordingly to additional paid-in capital in the balance sheet. Total compensation related to non-vested awards not yet recognized is $511,708 expected to be recognized over a weighted average life of 1.03 years.

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2011 based on the following assumptions:

(i)	Risk-free interest rate: 2.24% for the Usd$ options, which is based on the 5 Year US Treasury bond rate (December 31, 2010 - 1.39%, December 31, 2009 - Nil) and 1.14% for the Cdn$ options, which is based on the 3-5 year Bank of Canada marketable bonds average yield.
(ii)	Expected volatility: 67.87 - 68.71% which is based on the Company's historical stock price (December 31, 2010 - 69.20%, December 31, 2009 - Nil)
(iii)	Expected life: 5 years (December 31, 2010 - 5 years, December 31, 2009 - Nil)
(iv)	Expected dividends: $Nil (December 31, 2010 - $Nil, December 31, 2009 - $Nil)

d)	U.S. Dollar Common Share Purchase Warrants

As at December 31, 2011, the Company had outstanding and exercisable 21,205,340 U.S. dollar common share purchase warrants (December 31, 2010 – 14,688,672), each such warrant entitling the holder to purchase one common share of the Company. Such warrants are set out in the following table:

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

12.	SHARE CAPITAL (continued)

Date of Issue	Number of Warrants Issued	Exercise Price	Exercise Period (months)	Remaining Contractual Life (months)
April 29, 2010	4,000,000	$0.75	24	4
October 28, 2010 (1)	4,000,000	$0.90	18	4
October 29, 2010 (1)	333,334	$0.90	18	4
November 2, 2010 (1)	2,666,667	$0.90	18	4
November 18, 2010 (1)	26,000	$0.90	18	5
December 22, 2010 (1)	3,662,671	$0.90	18	6
January 18, 2011 (1)	200,000	$0.90	18	6
January 24, 2011 (1)	250,000	$0.90	18	7
January 26, 2011 (1)	5,333,334	$0.90	18	7
January 27, 2011 (1)	200,000	$0.90	18	7
February 24, 2011 (1)	222,000	$0.90	18	8
March 4, 2011 (1)	33,334	$0.90	18	8
March 7, 2011 (1)	113,000	$0.90	18	8
March 15, 2011 (1)	165,000	$0.90	18	8

	21,205,340
(1)	Warrant life extended by six months by the Company effective as of October 5, 2011.

The Company extended the lives of 17,205,340 U.S. dollar warrants by 6 months effective as of October 5, 2011. The Company valued the affected warrants immediately before and after the modification. The value of the warrants after the modification was increased by $1,057,787, resulting in an accounting adjustment to additional paid-in capital and accumulated deficit in the consolidated statements of shareholders’ equity.

As of December 31, 2011, the weighted average fair value of the U.S. dollar warrants was $0.48 (December 31, 2010 - $0.55).  The number of U.S. dollar warrants that were cancelled, expired and exercised during the year ended December 31, 2011 was nil (year ended December 31, 2010 – nil).

The following assumptions used in the Black-Scholes option-pricing model used to estimate values of the U.S. dollar warrants granted, reflect the revalued warrants due to the 6 month extension by the Company:

(i)	Risk-free interest rate: 0.23% - 0.28%, which is based on the US Treasury bond rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants (December 31, 2010; 0.22% -1.01%)

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

12.	SHARE CAPITAL (continued)

(ii)	Expected volatility: 73.66% - 73.67%, which is based on the Company’s historical stock price (December 31, 2010; 60.14% - 73.66%)
(iii)	Expected life: 1 year (December 31, 2010; 1 - 2 years)
(iv)	Expected dividends: $Nil (December 31, 2010; $Nil)

e)	Canadian Dollar Common Share Purchase Warrants

As at December 31, 2011, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 1,692,750 common shares of the Company (December 31, 2010 – nil), as set out in the following table:

Date of Issue	Number of Shares Issuable	Exercise Price	Exercise Period (months)	Remaining Contractual Life (months)
August 9, 2011(1)	17,500	$1.26	12	7
August 17, 2011(1)	2,500	$1.27	12	8
September 1, 2011(1)	12,500	$1.28	12	8
September 12, 2011(1)	127,500	$1.26	12	8
September 16, 2011(1)	375,000	$1.27	12	9
September 19, 2011(1)	20,750	$1.26	12	9
September 20, 2011(1)	2,500	$1.26	12	9
September 26, 2011(1)	500	$1.21	12	9
September 27, 2011(1)	2,500	$1.23	12	9
October 12, 2011(1)	50,000	$1.23	12	9
November 2, 2011(1)	1,081,500	$1.23	12	10

	1,692,750
(1)	The exercise price for the Canadian dollar common share purchase warrant is Cdn$1.25 for one share and converted at day of issue.

As of December 31, 2011, the weighted average fair value of the Canadian dollar common share purchase warrants was $0.25 (December 31, 2010 $nil).  The number of Canadian dollar common share purchase warrants that were cancelled, expired and exercised during the year ended December 31, 2011 was nil (year ended December 31, 2010 – nil).

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)	Risk-free interest rate: 0.87% - 1.06%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

12.	SHARE CAPITAL (continued)

(ii)	Expected volatility: 67.09% - 80.45%, which is based on the Company’s historical stock price
(iii)	Expected life: 1 year
(iv)	Expected dividends: $Nil

During the year ended December 31, 2011, $80,815 was recorded as a gain on derivative financial instruments (December 31, 2010 – $nil, December 31, 2009 - $nil).

f)	Loss Per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2011, amounting to 59,558,895 common shares (December 31, 2010 – 38,903,807, December 31, 2009 – 22,500,000).

Diluted loss per share was calculated using the treasury stock method. For the year ended December 31, 2011, 21,667,838 common shares related to stock options and warrants were anti-dilutive. As at December 31, 2010, 15,413,672 common shares related to stock options and warrants were anti-dilutive.

13.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For year ended	December 31, 2011	December 31, 2010	December 31, 2009

Cash paid during the period for:
Interest	46,699	-	-
Income taxes	-	-	-

14.	INCOME TAXES

During year ended December 31, 2011, the Company incurred $1,810,261 net losses and, therefore, has no provision for income taxes. No income tax benefit has been recorded because it is more likely than not that the recoverability of such assets would not be realized through known future revenue sources. The net deferred tax asset generated by the loss carryforward has been fully reserved. The net operating loss available to be applied against future years’ taxable income is $8,866,473 at December 31, 2011. If not utilized, these losses will expire as follows:

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

14.	INCOME TAXES (continued)

2025	$97,000
2026	$224,000
2027	$1,874,000
2028	$3,340,000
2029	$504,000
2030	$1,017,212
2031	$1,810,261
Total:	$8,866,473

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	2011	2010	2009
Unrecognized tax benefit - January 1	$-	$-	$-
Gross increases - tax positions in prior period	-	-	-
Gross decreases - tax positions in prior period	-	-	-
Gross increases - tax positions in current period	-	-	-
Settlement	-	-	-
Lapse of statute of limitation	-	-	-
Unrecognized tax benefit - December 31	$-	$-	$-

The Company would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. As there are no unrecognized tax benefits noted above or recognized historically, the Company did not accrue penalties and interest historically or during 2011.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

14.	INCOME TAXES (continued)

The significant components of deferred income taxes consist of the following:

As at December 31,	2011	2010	2009
Deferred tax asset
Loss carryforwards	$3,546,589	$2,822,485	2,415,658

Deferred tax liability
Capital assets	(23,758)	(33,160)	(28,176)

Total:	3,522,831	2,789,325	2,387,482

Valuation allowance	(3,522,831)	(2,789,325)	(2,387,482)
	$-	$-	$-

A reconciliation between incentives provided at actual rates and at the basic rate of 40% of federal and state taxes is as follows:

Year ended December 31,	2011	2010	2009

Loss for the year	$1,899,099	$1,096,986	$564,947
Recovery of income tax and statutory rates	759,640	438,794	225,979

Other	-	-	-
Change in valuation allowance	(759,640)	(438,794)	(255,979)
	$-	$-	$-

In Oman, the tax rate for foreign companies is 12%; however, there is a 5 year tax holiday from the start of production which has not commenced as of December 31, 2011.

The Company is subject to taxation in the US and various foreign jurisdictions. As of December 31, 2011 the Company’s tax years for 2008, 2009, 2010 and 2011 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2011, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2008. Tax year 2007, was open as of December 31, 2010.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

15.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials and Canadian dollars.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component of the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2011. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial and Canadian dollar would have had the equal but opposite effect as at December 31, 2011.

	Omani Rial	Canadian Dollar

Cash	$48,901	$2,530,067
Prepaids and advances	23,745	-
Accounts payable	(26,850)	-
Accrued liabilities	(36,265)	-
Total foreign currency working capital	9,531	2,530,067
US$ exchange rate at December 31, 2011	2.58950	0.9840
Total foreign currency net working capital in US$	$24,681	$2,489,586
Impact of a 10% strengthening of the US$ on net loss	$2,468	$248,959

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2011, 2010 and 2009

15.	FINANCIAL RISK MANAGEMENT (continued)

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices, interest rates and stock based compensation costs.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company has investigated title to all of its mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

d)	DISCLOSURES OF FAIR VALUE OF OTHER FINANCIAL ASSETS AND LIABILITIES

The fair value of warrants (note 2j) would be included in the hierarchy as follows:

	Fair Value Measurements at Reporting Date Using:
December 31, 2011 Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$263,398	-

16.	SUBSEQUENT EVENT

On February 29, 2012, the Company announced that it had completed its corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction has been moved from Florida to the Cayman Islands.  The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012.  Under the memorandum and articles of association adopted by the Company on the continuance into the Cayman Islands, the authorized share capital was increased to $50,000 divided into 500,000,000 common shares, with a par value of $0.0001 per share, and preferred shares are no longer part of the authorized share capital.

On April 30, 2012, Gentor announced that it has entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which Gentor has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper on properties (the “Project”) located in northeastern Turkey held by the Licence Holder. Gentor paid the Licence Holder a US$200,000 option fee under the said agreement. Gentor shall determine on or before the expiry date of the said 12 month period whether to acquire a 70% interest in the Project. If Gentor exercises its option to acquire a 70% interest in the Project, a further US$400,000 would be payable by Gentor to the Licence Holder, and Gentor would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, Gentor would pay annual sums of US$300,000 to the Licence Holder.

