Form 20-F
period 2012-12-31
GENTOR RESOURCES INC.
filed 2013-04-30
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D)

OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2012:

62,753,840 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes☐ No☒

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes☐ No☒

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

Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	Accelerated filer	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting	Other ☐
Standards as issued by the International
Accounting Standards Board ☐

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

☐Item 17 ☐Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No ☒

GENTOR RESOURCES INC. - FORM 20-F

Table of Contents

		Page

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS		1
CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES		1
CURRENCY		3
GLOSSARY OF MINING TERMS		3
ABBREVIATIONS		7
	PART 1
Item 1.	Identity of Directors, Senior Management and Advisors	8
Item 2.	Offer Statistics and Expected Timetable	8
Item 3.	Key Information	8
	A. Selected Financial Data	8
	B. Capitalization and Indebtedness	8
	C. Reason for the Offer and Use of Proceeds	9
	D. Risk Factors	9
Item 4.	Information on the Company	18
	A. History and Development of the Company	18
	B. Business Overview	21
	C. Organizational Structure	22
	D. Property, Plants and Equipment	23
Item 4A.	Unresolved Staff Comments	70
Item 5.	Operating and Financial Review and Prospects	70
	A. Operating Results	70
	B. Liquidity and Capital Resources	70
	C. Research and Development, Patents and Licenses, etc.	70
	D. Trend Information	70
	E. Off-Balance Sheet Arrangements	70
	F. Tabular Disclosure of Contractual Obligations	70
	G. Safe Harbor	44
Item 6.	Directors, Senior Management and Employees	44
	A. Directors and Senior Management	44
	B. Compensation	47
	C. Board Practices	52
	D. Employees	54
	E. Share Ownership	54
Item 7.	Major Shareholders and Related Party Transactions	82
	A. Major Shareholders	82
	B. Related Party Transactions	83
	C. Interests of Experts and Counsel	83
Item 8.	Financial Information	83
	A. Consolidated Statements and Other Financial Information	83
	B. Significant Changes	83

ii

Table of Contents

(continued)

iii

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding mineral resource estimates, drilling and other exploration results, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing in the future; risks related to the exploration stage of the Company's properties; the possibility that future exploration results will not be consistent with the Company's expectations; failure to establish estimated mineral resources; fluctuations in copper prices and currency exchange rates; inflation; copper recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that copper recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in Oman or Turkey; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. In connection with the forward-looking statements contained in this Form 20-F, the Company has made certain assumptions about the Company’s business, the economy and the mineral exploration industry in general, the Company’s continued exploration and/or development of its mineral properties (including its ability to fund same), the regulatory framework in Oman and Turkey with respect to, among other things, the Company’s ability to obtain, maintain, renew and/or extend required permits, licenses, authorizations and/or approvals from the appropriate regulatory authorities and the Company’s ability to continue to obtain qualified staff and equipment in a timely and cost-efficient manner, and has also assumed no unusual geological or technical problems occur, equipment works as anticipated and no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

The mineral resource figures referred to in this Form 20-F are estimates and no assurances can be given that the indicated levels of minerals will be produced. Such estimates are expressions of judgment based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available. While the Company believes that the resource estimates included in this Form 20-F are well established, by their nature, resource estimates are imprecise and depend, to a certain extent, upon statistical inferences which may ultimately prove unreliable. If such estimates are inaccurate or are reduced in the future, this could have a material adverse impact on the Company.

Due to the uncertainty that may be attached to inferred mineral resources, it cannot be assumed that all or any part of an inferred mineral resource will be upgraded to an indicated or measured mineral resource as a result of continued exploration. Confidence in the estimate is insufficient to allow meaningful application of the technical and economic parameters to enable an evaluation of economic viability sufficient for public disclosure, except in certain limited circumstances. Inferred mineral resources are excluded from estimates forming the basis of a feasibility study.

Statements concerning actual mineral resource estimates are also deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the relevant project or property is developed. Mineral resources that are not mineral reserves do not have demonstrated economic viability. There is no certainty that mineral resources can be upgraded to mineral reserves through continued exploration.

CAUTIONARY NOTE TO U.S. INVESTORS REGARDING RESOURCE ESTIMATES

This Form 20-F, including the documents incorporated by reference herein, has been prepared in accordance with the requirements of securities laws in effect in Canada, which differ from the requirements of U.S. securities laws. Without limiting the foregoing, this Form 20-F, including the documents incorporated by reference herein, uses the terms "indicated" and "inferred" resources. U.S. investors are advised that, while such terms are recognized and required by Canadian securities laws, the U.S. Securities and Exchange Commission (the "SEC") does not recognize them. Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that all or any part of measured or indicated resources will ever be converted into reserves. Further, "inferred resources" have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically. It cannot be assumed that all or any part of the "inferred resources" will ever be upgraded to a higher category. Therefore, U.S. investors are also cautioned not to assume that all or any part of the inferred resources exist, or that they can be mined legally or economically. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations, however, the SEC normally only permits issuers to report mineral deposits that do not constitute "reserves" as in place tonnage and grade without reference to unit measures. Accordingly, information concerning descriptions of mineralization and resources contained in this Form 20-F or in the documents incorporated by reference, may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this Form 20-F have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Classification System. These standards differ significantly from the requirements of the SEC, and resource information contained herein and incorporated by reference herein may not be comparable to similar information disclosed by U.S. companies. One consequence of these differences is that "reserves" calculated in accordance with Canadian standards may not be "reserves" under the SEC standards.

U.S. investors are urged to closely consider all of the disclosures in this Form 20-F and other reports filed pursuant to the United States Securities Exchange Act of 1934, as amended, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2012, 2011, 2010, 2009 and 2008. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in $000 except per share data)
						Cumulative from
	2012	2011	2010	2009	2008	Inception to Dec. 31, 2012
Revenue	$-	$-	$-	$-	$-	$-
Net loss from operations	(5,591)	(5,694)	(3,611)	(529)	(3,191)	(20,822)
Net loss	(5,271)	(5,603)	(3,610)	(565)	(3,189)	(21,510)
Net loss per share	(0.08)	(0.09)	(0.09)	(0.03)	(0.14)
Current assets	1,895	7,011	5,379	28	76
Mineral properties	18,248	18,248	18,248	-	169
Total assets	20,410	25,527	24,013	386	718
Total liabilities	571	999	1,519	2,379	2,146
Net assets	19,839	24,529	22,495	(1,993)	(1,428)
Capital stock	41,349	40,768	32,073	3,975	3,975
Shareholders' equity (deficiency)	19,839	24,529	22,495	(1,993)	(1,428)
Weighted average common shares outstanding	62,754	59,559	38,904	22,500	22,500

Exchange Rates

On April 22, 2013, the noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$1.00 = US$0.97. The following table sets forth, for each of the years indicated, additional information with respect to the noon rate of exchange for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Bank of Canada for 2012 and 2013 and the Federal Reserve Bank of New York for 2008 through 2011.

Rate	2012	2011	2010	2009	2008
Average (1)	1.0008	1.0144	0.9659	0.8793	0.9335

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months

Rate	October 2012	November 2012	December 2012	January 2013	February 2013	March 2013
High	1.0243	1.0074	1.0162	1.0164	1.0040	0.9846
Low	0.9996	0.9972	1.0048	0.9923	0.9723	0.9696

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

The Company’s current cash position is only expected to be sufficient to fund the Company’s activities and corporate overhead until the third or fourth quarter of 2013. As a mineral exploration company, the Company does not generate cash flow from its activities and it must rely primarily on issuances of its securities or the borrowing of funds to finance its operations. The exploration and development of the Company's properties will require substantial funds and there is no assurance that such funds will be available to the Company on commercially reasonable terms or in sufficient amounts to allow the Company to continue to pursue its objectives.

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

The auditors’ report with respect to the financial statements included in this Form 20-F contains an explanatory paragraph in respect of there being substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements included herein were prepared under the assumption that the Company will continue as a going concern for the next twelve months.  However, for the year ended December 31, 2012, the Company had a net loss of US$5,270,720 (year ended December 31, 2011 - US$5,603,314, year ended December 31, 2010 - US$3,610,465) and an accumulated deficit of US$21,510,151 (December 31, 2011 – US$16,239,433).   Therefore, as stated in the auditors’ report, there is substantial doubt as to the Company’s ability to continue on a going concern basis.  The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company’s securities would have little or no value.

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

The Company's mineral properties are located in Oman, and the Company is evaluating potential exploration targets in Turkey. Oman is ruled as an absolute monarchy, or Sultanate, with the Sultan Qaboos having ruled since 1970 and his father before him. As the Company's exploration activities are conducted in Oman and Turkey, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties.

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

There is uncertainty in the estimation of mineral resources.

The mineral resource figures referred to in this Form 20-F and in the Company's filings with the SEC and applicable Canadian securities regulatory authorities, press releases and other public statements that may be made from time to time are estimates. These estimates are imprecise and depend upon geological interpretation and statistical inferences drawn from drilling and sampling analysis, which may prove to be unreliable. There can be no assurance that these estimates will be accurate or that this mineralization could be mined or processed profitably.

The Company has not commenced commercial production on any of its properties, and has not defined or delineated any proven or probable reserves on any of its properties. Mineralization estimates for the Company's properties may require adjustments or downward revisions based upon further exploration or development work or actual production experience. In addition, the grade of ore ultimately mined, if any, may differ from that indicated by drilling results. There can be no assurance that minerals recovered in small scale tests will be duplicated in large scale tests under on-site conditions or in production scale.

The resource estimates referred to in this Form 20-F have been determined and valued based on assumed future prices, cut-off grades and operating costs that may prove to be inaccurate. Extended declines in the market price for copper may render portions of the Company's mineralization uneconomic and result in reduced reported mineralization. Any material reductions in estimates of mineralization, or of the Company's ability to extract this mineralization, could have a material adverse effect on the Company's results of operations or financial condition.

The Company has not established the presence of any proven or probable reserves at any of its properties. There can be no assurance that subsequent testing or future studies will establish proven and probable reserves on such properties. The failure to establish proven and probable reserves on such properties could severely restrict the Company's ability to successfully implement its strategies for long-term growth.

There is uncertainty relating to inferred mineral resources.

There is a risk that the inferred mineral resources referred to in this Form 20-F cannot be converted into mineral reserves as the ability to assess geological continuity is not sufficient to demonstrate economic viability. Due to the uncertainty that may attach to inferred mineral resources, there is no assurance that inferred mineral resources will be upgraded to resources with sufficient geological continuity to constitute proven and probable mineral reserves as a result of continued exploration.

The Company’s corporate structure and potential limitations in transacting business among the Company and its subsidiaries could have an adverse effect on the Company’s business and financial condition.

The Company is a foreign corporation and conducts operations through foreign subsidiaries and all of its mineral properties are held in these subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the Company and its subsidiaries, or among its subsidiaries, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon the Company's business and financial condition.

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

Many of Gentor's mineral rights are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the government. No assurance can be given that Gentor will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Gentor may be delayed, curtailed or prohibited from continuing or proceeding with planned exploration or development of mineral properties.

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

There can be no assurance that an active market for the Company's securities will be attained or sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in Oman or Turkey and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

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

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following net losses during each of the following periods:

•	US$5,270,720 for the year ended December 31, 2012;
•	US$5,603,314 for the year ended December 31, 2011;
•	US$3,610,465 for the year ended December 31, 2010;
•	US$564,947 for the year ended December 31, 2009; and
•	US$3,189,473 for the year ended December 31, 2008.

The Company had an accumulated deficit of approximately US$21,510,151 as of December 31, 2012.

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

The Company's exploration activities are currently focused in Oman and Turkey. The Company will as a consequence be exposed to some heightened degree of risk due to the lack of property diversification. Adverse changes or developments affecting mineral properties in Oman or Turkey would have a material and adverse effect on the Company's business, financial condition, results of operations and prospects.

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

Item 4. Information on the Company

A. History and Development of the Company

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012. The head office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and the telephone number of such office is (416) 366-2221. The registered office of the Company is located at Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The Company also has an office in Oman (located at Azaiba Office, Way Na. 6812 Building No. 684, P.O. Box 330, Postal Code 113, Muscat, Sultanate of Oman) and in Turkey (located at Bulten sokak 50/13, Kavaklidere, Cankaya, Ankara, 06700).

In March 2010, the Company completed the acquisition of all of the outstanding shares of APM Mining Limited (which has since changed its name to Gentor Resources Limited) ("Gentor BVI"), a British Virgin Islands company, in exchange for the issuance by the Company of a total of 10,362,000 common shares. In connection with this acquisition, the Company issued an additional 2,500,000 common shares pursuant to an amendment to the earn-in agreement between Al Fairuz Mining Company, LLC and Gentor BVI (the "Block 5 Earn-In Agreement"), which increased from 50% to 65% the equity interest in Al Fairuz Mining Company, LLC that Gentor BVI had the right to earn. In July 2010, the Block 5 Earn-In Agreement was further amended to provide for the acquisition by Gentor BVI of an initial 40% equity interest in Al Fairuz Mining Company, LLC. Gentor BVI has since acquired the full 65% ownership in Al Fairuz Mining Company, LLC.

As a result of the acquisition of Gentor BVI, the Company, through Gentor BVI, acquired the earn-in rights to the Block 5 and Block 6 properties in Oman, which properties are the focus of the Company’s current exploration activities (see "Oman" below). Al Fairuz Mining Company, LLC holds the exploration licence for the Block 5 property. Pursuant to the Block 5 Earn-In Agreement, the Company, through Gentor BVI, has acquired a 65% equity position in Al Fairuz Mining Company, LLC. Pursuant to an earn-in agreement between Al Zuhra Mining Company, LLC and Gentor BVI, the Company, through Gentor BVI, has the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC, which holds the exploration licence for the Block 6 property.

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

In February 2012, Gentor completed a corporate reorganization (the "Corporate Reorganization"), as a result of which Gentor’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012. Gentor believes that the change in its corporate jurisdiction to the Cayman Islands exposes the Company to business and financial advantages that may not otherwise have been as accessible to the Company. In particular, the Corporate Reorganization is expected to result in simplification of the Company’s compliance with regulatory requirements and an enhanced ability to raise capital in Canadian, U.S. and international markets. As the Corporate Reorganization was effected solely to change the corporate jurisdiction of the Company, it did not result in any change in the Company’s daily business operations, management, location of the principal executive offices or its assets or liabilities.

As used in this document, the "Company" and "Gentor" refer to the existing Cayman Islands entity, Gentor Resources Inc., as well as the predecessor Florida entity, Gentor Resources, Inc. (incorporated on March 24, 2005).

On April 30, 2012, the Company announced that it had entered into an agreement with a Turkish company (the "Licence Holder") pursuant to which the Company has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper and base metals on properties (the "Hacimeter Project") located in northeastern Turkey. The Company paid the Licence Holder a US$200,000 option fee under the said agreement (the option underlying said agreement, the "Hacimeter Option"). The Hacimeter Option provided the Company with the option to acquire a 70% interest in the Hacimeter Project, as to which a further US$400,000 would have been payable by the Company to the Licence Holder, and the Company would have funded exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the "Feasibility Period"). At the end of the second and third year of the Feasibility Period, the Company would have been required to pay annual sums of US$300,000 to the Licence Holder. As of the date of this filing, the Hacimeter Option has expired under its terms. The Company and the License Holder are in discussions to potentially extend the Hacimeter Option, although no assurances can be given that any such agreement will be reached.

In August and September 2012, the Company announced drilling results from the Hacimeter Project. This drilling program outlined significant high-grade massive sulphide extensions to the shallow stringer type VMS system initially discovered at the Hacimeter Project.

In June 2012, the Company announced maiden NI 43-101 mineral resource estimates for the Mahab 4 and Maqail South prospects at the Company’s Block 5 property in Oman. Feasibility study metallurgical work has commenced on the defined resources.

B. Business Overview

General

Gentor is a mineral exploration company focussed on the discovery and development of mineral resources. Gentor’s primary objective is to find and develop copper and gold projects in Oman, and is becoming more active in Turkey. The Company has two properties in northern Oman, referred to as the Block 5 and Block 6 properties. Gentor’s strategy is to use modern exploration techniques to discover new copper and gold mineral assets in sufficient quantity to enable the development of a modern mining and processing operation in Oman. To this end, Gentor flew an airborne versatile time-domain electromagnetics ("VTEM") geophysical survey in the first half of 2010 to identify conducting anomalies over the Block 5 and Block 6 properties. Anomaly follow-up and drilling by Gentor identified two new volcanogenic massive sulphide (VMS) bodies. In June 2012, the Company announced maiden NI 43-101 mineral resource estimates for the Mahab 4 and Maqail South prospects at the Block 5 property. Feasibility study metallurgical work has commenced on the defined resources. Further exploration is ongoing in an attempt to make additional discoveries.

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

Gentor also has a molybdenum-tungsten project (the "Idaho Project") in east-central Idaho, U.S. The Company is currently devoting substantially all of its resources to exploration activities in Oman and Turkey. No substantive exploration activities have been undertaken at the Idaho Project since the end of 2008. In December 2012, Gentor issued a press release announcing that it has entered into an agreement to sell all of its shares of its wholly-owned Idaho subsidiary, Gentor Idaho, Inc., for nominal consideration. Gentor Idaho, Inc. holds the Idaho Project. The proposed purchaser of the said shares is Lloyd J. Bardswich, who is the sole director and officer of Gentor Idaho, Inc., and was formerly President, Treasurer, Chief Financial Officer and a director of the Company. The transaction is subject to the approval of the TSX Venture Exchange, and has not been completed as of the date of this Form 20-F.

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

Government Regulations

The Company's exploration activities are conducted in Oman and Turkey, and the Company holds certain mineral properties in Oman. As such, Gentor's operations are exposed to various levels of regulatory, economic, political and other risks and uncertainties associated with operations in a foreign jurisdiction. See "Oman" and "Turkey" under Item 4.D. of this Form 20-F.

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

Gentor’s Mineral Properties

Gentor’s mineral exploration activities are currently focused on Oman and Turkey. The Company holds certain mineral properties in Oman, which are in the exploration stage and a substantial amount of capital will have to be spent on the properties before the Company will know whether they contain commercially viable mineral deposits. All of the properties in which the Company has an interest are without known reserves and the work being done by the Company is exploratory in nature.

Oman

Certain of the following disclosure relating to the Company’s Block 5 and Block 6 properties in Oman is derived from the technical report (the "Technical Report") dated June 29, 2012 and entitled "Technical Report on Mineral Resources at Mahab 4 and Maqail South and Exploration Potential of Block 5 and Block 6, Sultanate of Oman", prepared by H&S Consultants (Pty) Ltd. A copy of the Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

Figure 1 shows the regional location of the Block 5 and Block 6 properties in Oman. The Block 5 licence is 59,780 ha in area and is located 180 kilometres west of the capital city of Oman, Muscat as shown in the map in Figure 2. The centre of Block 5 lies approximately 40 kilometres south of the city of Sohar, where the Gentor field office is situated. The Block 6 licence is 27,290 ha in area. Figure 2 shows its location to the east-southeast of Block 5 approximately 140 kilometres west of Muscat and the centre of Block 6 lies approximately 80 kilometres southeast of Sohar.

The Block 5 and Block 6 licences share one common corner coordinate but are not contiguous as they are separated by the Ghuzayn Block held by Mawarid Mining. Exploration rights for the Block 5 and Block 6 licences have been granted to Gentor through earn-in agreements between its wholly owned subsidiary Gentor BVI and the property holders, Al Fairuz Mining Company, LLC (“Al Fairuz”) and Al Zuhra Mining Company, LLC (“Al Zuhra”), respectively.

The Block 5 and Block 6 licences are valid for twelve months and are renewable annually for an extended period of 12 months. An economic feasibility study must be submitted to the Ministry of Commerce and Industry before the expiry of the licence and a detailed environmental study must also be submitted before a mining project commences.

According to the Oman legislation, the surface rights and the mineral rights pertaining to one property are not separated. Therefore, Gentor controls the licences to both the surface and mineral rights in the Block 5 and Block 6 licence areas.

Earn-in Agreements

The Block 5 licence was awarded to Al Fairuz on June 30, 2009. It provides Al Fairuz with the exclusive right to conduct exploration for a 12 month period, after which the licence can be renewed for further annual periods on condition that the renewal application is submitted to the Ministry of Commerce and Industry within three months of the expiry date. The renewal of the Block 5 licence for the current 12 month period is presently pending. Government policy is to renew licences to companies that meet exploration commitments and there is no history of a rejection to a renewal application in Oman.

Gentor acquired, through its wholly-owned subsidiary, Gentor BVI, the earn-in rights to the Block 5 licence in March 2010. Pursuant to the earn-in agreement between Al Fairuz and Gentor BVI, Gentor BVI was granted the right to earn up to a 65% equity position in Al Fairuz on completion of a BFS. Should Gentor BVI wish to develop the project further and commence mining operations, after all the reimbursements of costs to Gentor BVI, profit will be allocated according to the equity share between the two companies. Following subsequent agreements, Gentor BVI has acquired a 65% equity interest in Al Fairuz.

The Block 6 licence was granted to Al Zuhra on February 17, 2010. It provides Al Zuhra with the exclusive right to conduct exploration for a 12 month period, after which the licence can be renewed for further 12 month periods on condition that the renewal application is submitted to the Ministry of Commerce and Industry within three months of the expiry date. The renewal of the Block 6 licence for the current 12 month period is presently pending. Legislation dictates that exploration licences remain valid after the renewal date until such time the Ministry responds to the renewal application. There is no known rejection of a copper licence renewal application.

Figure 1: Regional Location of Gentor’s Block 5 and Block 6 Properties

SYRIA
IRAN
JORDAN
IRAQ
KUWAIT
BAHRAIN
QATAR
OMAN
UNITED ARAB EMIRATES
EGYPT
SAUDI ARABIA
SUDAN
ERITREA
YEMEN
ETHIOPIA
DJIBOUTI
SOMALIA
Block 5
Block 6
Mediterranean Sea
Dead Sea
Gulf of Aqaba
Red Sea
Persian Gulf
Strait of Hormuz
Gulf of Oman
Arabian Sea
Gulf of Aden
Tigris
Euphrates
Baghdad
Damascus
Amman
Jerusalem
Tel Aviv Yafo
Karbala
Al Hillah
An Najaf
Al Amarah
Al Basrah
Abadan
Ahvaz
Dezful
Kashan
Esfahan
Khorramabad
Shiraz
Kerman
Yazd
Birjand
Zahedan
Bandar-e Khomeyni
Bandar-e Bushehr
Bandar-e Abbas
Sa'idabad
Kuwait
Manama
Doha
Dubayy
Abu Dhabi
Al Buraymi
Al Fujayrah
Sohar
Muscat
Sur
Salalah
Riyadh
Port Sudan
Sanaa
Al Hudaydah
Zabid
Ibb
Ta'izz
Al Mukha
Aden
Sayun
Al Mukalla
Asmara
Djibouti
Dese
Gondar
Berbera
Ras Banas
Elat
30°
24°
18°
42°
48°
54°
N
LEGEND:
National Capital
City
Airfields
Primary Roads
Rivers
Railroads
SCALE:
150
0
150
300km

Source: I992 MAGELLAN GeographixSM Santa Barbara, CA (800) 929-4627

Figure 2: Location of Gentor's Block 5 and Block 6 Properties

Oman Summary
Author: Gentor; Date: 29 June 2012
VMS deposit
City
Road
Gentor Project Area
Tenement
400,000 mE
450,000 mE
500,000 mE
550,000 mE
600,000 mE
650,000 mE
2,750,000 mN
2,700,000 mN
2,650,000 mN
2,600,000 mN
UAE
Block 1
(Mawarid)
Aswad
Shinas
Hatta
Mandoos
Block 2
(Mawarid)
Safwa
Block 3
(OMCO)
Baydah
Aarja
Lasail
Block 4
(Al Thuraya)
Zuha
Sohar
As Sahm
Al Khaburah
Muscat
Hara Kilab
Mahab 3
Mahab 4
Block 5
(Al Fairuz Mining)
Ghuzayn
Rakah
Hayl As Safil
Block 10
(OMCO)
Ghuzayn
(Mawarid)
Block 6
(Al Zuhra Mining)
Daris
Block 7
(Alara Resources)
Block 8
(Alara Resources)
Block 9
(Gulf Triange Group)
N

Gentor acquired, through Gentor BVI, the earn-in rights to the Block 6 licence in March 2010. Pursuant to the earn-in agreement with Al Zuhra, Gentor BVI has the right to earn up to a 70% equity position in Al Zuhra. Should Gentor BVI wish to develop the project further and commence mining operations, profits will be allocated according to the equity share between the two companies after all the reimbursements of costs to Gentor BVI. Gentor BVI is currently registering its holding of 20% interest in Al Zuhra with the Ministry of Commerce.

The Block 5 and Block 6 properties have not been legally surveyed. The location of known mineral deposits in Blocks 5 and 6 are shown in Figure 3. Gentor currently has no environmental liabilities for the Block 5 and Block 6 properties. At this phase of exploration, there has been minimal environmental impacts. Minor environmental impacts from drilling activities are limited to dust, noise and access tracks, much of the access has been gained via existing roads and tracks and Block 5 is sparsely populated with small villages scattered throughout. Gentor does not foresee any significant environmental expenditure during the exploration phases of the project.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

The Block 5 and Block 6 licence areas are situated in northern Oman which is dominated by three physiographic zones. The long, narrow coastal plain known as Al Batinah stretches along the Gulf of Oman. Inland, the high, rugged Hajar Mountains extend southeastward, parallel to the Gulf coast. Much of the range reaches elevations above 4,800 feet (1,463 metres); Mount Al-Akhdar (“Green Mountain”), south of Muscat, at an elevation of 10,086 feet (3,074 metres), is the country’s highest point. The great central divide of Wadi Samāil separates different geological blocks comprising the wetern and eastern Hajar Ranges. The third physiographic zone is an inland plateau that falls away to the southwest of the Hajar Mountains into the great Rub al-Khali (“Empty Quarter”) desert, which the Sultanate shares with Saudi Arabia and Yemen.

Vegetation is sparse in the region of the project area due to generally low precipitation all year round. Planted vegetation can be found in oases where there is irrigation by an ancient system of water channels known as aflāj (singular: falaj). Acacia trees form most of what little natural vegetation exists, and the soil is extremely rocky; plant species are protected in nature reserves.

A well-developed general road network and location of the towns and cities in the Block 5 and Block 6 licence areas are shown in Figure 2. Access to the area is primarily by a well maintained tarred road and secondary gravel roads which are connected to the main national highway between Muscat and Dubai in the UAE. The regional port, located in the city of Sohar, lies approximately 40 kilometres north of the center of Block 5 and 80 kilometres northwest of the center of Block 6.

Numerous small villages are located throughout the licence areas and these provide a readily available work force that is capable of supplying many of the labour-related jobs in exploration. The project area is also located close to the built up city of Sohar and approximately 200 kilometres from the capital city of Muscat, both of which can supply additional workforce and specialised skilled labourers. The primary mode of transport is by road, with a number of railroads being planned.

The climate is hot and dry in the interior and hot and humid along the coast. Summer temperatures in the capital of Muscat and other coastal locations often climb to 43 °C, with high humidity; winters are mild, with lows averaging about 17 °C. Temperatures are similar in the interior, although they are more moderate at higher elevations. Rainfall throughout the country is minimal, averaging only about four inches (100 mm) per year, although precipitation in the mountains is heavier. Gentor exploration takes place throughout the year, with only limited breaks for periods of extreme temperatures.

Figure 3: Mineral Deposits in Blocks 5 and 6

440,000 mE
460,000 mE
480,000 mE
500,000 mE
520,000 mE
2,660,000 mN
2,640,000 mN
2,620,000 mN
Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
Upper and middle volcanics
Metalliferous sediment
Lower volcanics
Sheeted dykes
High-level gabbro
Cumulates
Intrusive
Zuha
To Sohar
As Sahm
Al Khaburah
To Muscat
Maqail South
Hara Kilab
Mahab 3
Mahab 4
BLOCK 5
(GENTOR RESOURCES)
Ghuzayn 3
GHUZAYN BLOCK
(MAWARID)
BLOCK 6
(GENTOR RESOURCES)
Rakah
N

Power is available in the concession area by means of a high voltage power line along the northern boundary of the concessions. All the smaller villages and isolated government buildings are supplied with electricity connected to the national power grid. There are numerous permanent bodies of fresh water in the country, in the form of underground aquifers below seasonal wadis. These fossil underground aquifers have been a reliable source of water, not only for domestic purposes in the region, but for mining operations, including the Lasail smelter and refinery operation. Wadis are temporary rivers which result from seasonal storms and generally abate quickly. With the expanding industrial sector, the government has constructed desalination plants along the coast of Sohar, to treat water to a suitable quality for domestic consumption in the coastal settlements. Some effort has been made in recent years to construct dams in an effort to preserve runoff and control flooding. Because of the relatively subdued topography over the prospective northern part of the concessions, there are numerous areas that could be made available for tailings disposal and plant sites when exploration indicates the need for such facilities.

History

Prior Ownership of Block 5 and Block 6

The northern Batinah Coast previously known as Magan was a major producer of copper during the Mesopotamian era; mining and smelting of copper is evident from slag piles and ancient workings in the vicinity of known copper deposits. More recent Muslem era and Portugese mining and smelting is also recorded during the 16th and 17th centuries.

Modern historical copper exploration began in Oman during the early 1970s when Prospection Ltd, a Canadian exploration company, obtained the rights to conduct copper and chrome exploration over the entire Semail Ophiolite. Prospection Ltd conducted exploration in the modern Block 5 and Block 6 licence areas during the 1970s and early 1980s, and discovered two small remnant VMS deposits, Mahab 3 and Hara Kilab. Prospection’s work in Oman ceased in 1983 when the Oman Mining Company (OMCO), a government mining entity, obtained the rights to conduct exploration over various parts of the Semail Ophiolite. Figure 2 shows the location of Lasail, Aarja and Bayda that OMCO proceeded to develop and mine between 1983 and 1994.

The next major phase of VMS exploration in Oman took place during the late 1980s and 1990s and was sponsored by the Oman government but undertaken by a number of international industry and semi-academic groups. The first of these groups was the Bureau de Recherches Geologiques et Minieres (BRGM), who completed a program of 1:50,000 and 1:100,000 regional mapping over the entire Semail Ophiolite and found some of the Yanqul deposits. Three additional groups, Bishimetal, the Metal Mining Agency of Japan (“MMAJ”) and the Japan International Cooperation Agency (“JICA”) also undertook exploration during this period, but had a more specific focus in the central Batinah coast region as shown in Figure 2, particularly the modern Blocks 4, 5, 6 and 7 along with the Ghuzayn and Yanqul (No. 10) Blocks. JICA was the last of these groups to cease operations in Oman, after it completed feasibility studies on the deposits it found at Ghuzayn and those at Yanqul which are detailed in its final report published in 2002.

There was little significant exploration in the modern Block 5 and Block 6 licence areas between the last of the JICA work in 2000 and the start of Gentor work in 2010.

Previous Exploration

Historical VMS exploration within or adjacent to the modern Block 5 and Block 6 licence areas was mainly carried out initially by Prospection Ltd and then by JICA. The details of this work are described below.

Prospection Ltd

Prospection Ltd was granted the right to undertake VMS exploration in the Semail Ophiolite during the early 1970s. This work considered the entire extrusive portion of the ophiolite, from the Emirates border in the north, to Muscat in the south. Prospection’s main exploration strategy was to identify near surface VMS deposits using a combination of outcropping gossans and ancient slag dumps. Aerial photos and helicopter reconnaissance allowed this work to proceed efficiently over broad areas and resulted in the discovery of many old workings. Prospection Ltd also flew a fixed wing EM survey at approximate 300 metre line spacing over the entire ophiolite during early 1974, however, data from this survey is generally considered to be questionable and did not directly lead to any VMS discovery.

By 1978 Prospection Ltd had identified and field checked 352 target areas throughout the Semail Ophiolite. Importantly, they had identified several possible development targets, including Aarja, Bayda, Lasail and Rakah, all of which were subsequently mined for copper (Rakah for the oxide gold resource) after the government bought the mining rights from Prospection. Within the modern Block 5 and 6 licence areas, Prospection Ltd identified 46 targets using heli-borne reconnaissance, fixed wing EM and various forms of ground follow-up.

Block 5

Prospection Ltd identified 26 targets with the modern Block 5 licence area. These were then subjected to follow up work including prospect scale mapping, surface grab-sampling geochemistry and various ground based geophysical investigations. Prospection Ltd completed 35 diamond drill holes for 2,452.92 metres at the Hara Kilab, Mahab 2, Mahab 3 and Mahab 4 (different to Gentor’s Mahab 4 discovery) prospects during the 1970s. The results of Prospection’s exploration are discussed on a project basis below, however, none of these results can be directly verified as the collar locations are no longer visible in the field and the drill core has subsequently been lost or destroyed.

Hara Kilab

Hara Kilab is notable for, and probably discovered by, the 150 metre x 50 metre ferruginous gossan visible at surface. There are also several slag dumps in the immediate area, indicating the deposit was mined during ancient times. Prospection Ltd established a 700 metre x 800 metre grid over the outcropping gossan, and this was used as the basis for subsequent detailed mapping, grab sampling, ground geophysics and drilling. A number of geophysical surveys were undertaken over the gossan area, but these failed to deliver any conclusive results due to the relatively conductive character of the younger fault bound sediments to the north.

Prospection Ltd drilled 18 diamond drill holes at Hara Kilab for a total of 1,006.67 metres. Holes were drilled on an approximate 25 metre spacing and successfully identified a lens of massive sulphide immediately below the gossan pit. The best reported intersection was 9.15 metres @ 2.78% Cu and 0.39% Zn in drill hole 11-4. Prospection Ltd concluded that Hara Kilab comprises a small lens of massive sulphide, and that further work should be carried out to confirm this concept but this was never undertaken.

Mahab 2

Mahab 2 is notable for, and probably discovered by, the 500 metre long orange ferruginous gossan visible at surface. There are also several slag dumps and a shaft in the immediate area, indicating the deposit was mined during ancient times. Prospection Ltd established a local grid over the best developed, southern portion of the Mahab 2 gossan and carried out geological mapping, surface grab sampling and a ground EM survey. On the basis of the geological mapping, Prospection Ltd concluded that the Mahab 2 gossan was associated with a contact between volcanics and intrusive gabbro and cut by a number of diabase dykes. The ground EM survey failed to identify any shallow conductor beneath the gossan zone.

Prospection Ltd drilled seven diamond drill holes for 510.26 metres on approximate 50 to 100 metre strike spacing along the gossan. Disseminated and stringer type pyrite-chalcopyrite sulphide mineralisation associated with fractured and brecciated zones was encountered. The best drill intersection of which was 13.78 metres @ 0.98% Cu in hole 12-2-4. The fractured and brecciated zones were interpreted to represent a regional scale shear zone and Prospection Ltd concluded that the drill results obtained at Mahab 2 were “marginal” with a recommendation for no further work.

Mahab 3

Mahab 3 is notable for, and probably discovered by, the 125 metre-long ironstone gossan visible at surface. There are also several slag dumps and pits in the immediate area indicating that the deposit was mined during ancient times. Prospection Ltd established a local grid with dimensions of 500 metres x 800 metres over the Mahab 3 gossan and proceeded with geological mapping, surface grab sampling, and ground geophysical surveys. Geological mapping indicated that the Mahab 3 gossan is situated near a contact between andesitic to basaltic pillow lavas and a large pluton of intermediate composition.

Ground geophysical surveys at Mahab 3 generally proved disappointing. Ground EM delineated two weak conductors beneath the gossan while a gravity survey failed to identify any anomalies of note. The magnetic survey was interpreted to reflect lithological trends; no extensions of mineralisation beyond the gossan were inferred.

Prospection Ltd drilled eight diamond drill holes on an approximate 40 metre grid for 714.12 metres at Mahab 3. The primary exploration target was sulphide mineralisation beneath the surface gossan. Drilling intersected an irregular mix of disseminated sulphide with narrow bands of massive sulphide associated with intermediate composition dykes intruded into andesitic to basaltic volcanics. The best drill intersections were 4.27 metres @ 0.56% Cu and 1.54% Zn in drill hole 12-3-4 and 9.76 metres @ 0.05% Cu and 1.11 % Zn in drill hole 12-3-6. Prospection Ltd recommended no further work be undertaken at Mahab 3.

Mahab 4

The prospect referred to as “Mahab 4” by Prospection Ltd is located about 900 metres northeast of Gentor’s Mahab 4 discovery. The two are entirely different prospects in different stratigraphic settings.

During nearby exploration at Hara Kilab and Mahab 3, Prospection Ltd identified a number of gossanous outcrops along a 330 metre strike ridge at a prospect they termed Mahab 4. Prospection undertook geological mapping and surface grab sampling in this area – copper values varied from the detection limit to 1.16%. Mapping data indicated that the area was comprised of basaltic pillow lavas and dykes which locally display silicification, local quartz veining and copper oxide products in the gossanous areas.

A local grid measuring 1,000 metres x 600 metres was established along the strike length of the gossan and used as a basis for ground based magnetic and EM surveys. These surveys indicated a broad, moderate conductor associated with a linear magnetic high that was situated beneath the gossanous zone. Prospection Ltd drilled two diamond drill holes for 221.89 metres in a scissor configuration at the southern end of Mahab 4. Both holes intersected basaltic rock with no mineralisation. Prospection Ltd considered the results of the drill program as “beneficial to the interpretation of PEM responses in contact situations” but did not recommend any further work.

Block 6

Prospection Ltd identified 20 targets within the modern Block 6 licence area. Most of these were then followed up with a variety of techniques including prospect scale mapping, surface grab-sampling geochemistry and various ground-based geophysical investigations. In areas covered by younger rocks the emphasis was placed on geophysical techniques such as ground EM surveys, gravity surveys and IP surveys. Prospection Ltd recommended targets 296A, 298A, 302A, 304A and 305A for follow up exploration. Of these, only 296A (subsequently renamed Fardah by JICA) was recommended for drilling due to the presence of several silica or carbonate bearing iron rich gossanous zones within prospective volcanics.

Prospection Target 296A (Fardah)

Prospection target 296A, subsequently referred to as Fardah by JICA and Gentor, was originally identified as a series of seven EM responses in the Prospection fixed wing EM survey. Prospection Ltd established a 1,800 metre x 800 metre grid as a basis for all geological mapping, geochemical sampling and ground magnetics and EM. A gossanous zone with 1,200 metres strike length was found to be associated with a pillow basalt – limestone contact. Surface geochemical sampling of this area produced no significant copper anomalism, but ground-based EM did identify a strong conductive response beneath the gossan. Prospection Ltd recommended that the gossan zone be tested by diamond drilling, but never completed this work.

JICA

During the late 1990s, JICA were invited by the Oman government to undertake VMS exploration in the Semail Ophiolite following on from initial work done by Prospection, BRGM and OMCO. This work was mainly carried out on the central Batinah coast, in the region of the current Blocks 4, 5, Ghuzayn, 6 and 7 licence areas. Following a review of historic literature and existing data, JICA decided to focus their exploration on the Geotimes (V1-1) – Lasail (V1-2) horizon, effectively overlooking stratigraphically higher seafloor horizons that were later shown to host VMS mineralisation elsewhere in the Semail Ophiolite. JICA’s typical approach to VMS exploration was to identify the key areas where this seafloor position was present, and cover the down-dip areas with ground IP, and subsequent ground EM, in order to generate optimal massive sulphide drill targets.

Block 5

JICA focussed on three key areas within the modern Block 5: Maqail South, Hara Kilab – Mahab and Sarami. JICA drilled seven diamond drill holes on these three prospects for a total of 1,837.65 metres, but no economic copper mineralisation was discovered. Work undertaken at each of these targets is described in detail below.

Maqail South

The area referred to as “Maqail South” by JICA encompasses a broad 4 kilometre by 3 kilometre area that includes Gentor’s Maqail South discovery. However, JICA’s key target at “Maqail South”, where it drilled three diamond holes, is located around 1 kilometre north of Gentor’s Maqail South discovery.

JICA identified the Maqail South area as a volcanic centre during data review and regional field reconnaissance. It recognised that the area was dominated by the Geotimes and Lasail units, separated by a well-developed umber unit locally displaying copper oxides. JICA completed detailed geological mapping, surface grab-sampling, as well as Time Domain Induced Polarisation (“TDIP”) and Transient Electromagnetic (“TEM”) surveys at Maqail South. Geochemical sampling of umber developed on the Geotimes-Lasail position returned results of up to 1.12% Cu. An initial phase of TDIP on 200 metre line spacings was carried out in 1998 (total of 15.4 line kilometres). Several chargeability anomalies were identified particularly in the western and central parts of the survey area, but these were not followed up as no coincident resistivity low was present. The TDIP survey was extended six lines to the north in 1999 to cover a prospective structural zone, and this led to the identification of a significant metal factor anomaly.

JICA completed ground TEM over this northern metal factor anomaly and a second metal factor anomaly in the southern part of the regional structural corridor marked by linear gossanous zones in 1999. It identified the northern anomaly as the key target and proceeded to drill three diamond drill holes, totaling 719.45 metres, targeting massive sulphide associated with the Geotimes-Lasail position. Drilling intersected minor sulphide disseminations within silicified Geotimes and Lasail lavas intruded by pyroxenites, but failed to identify any significant economic mineralisation. No further drilling was undertaken by JICA in the Maqail South area.

Dahwa

The Dahwa prospect was identified by JICA following a regional Induced Polarisation (“IP”) survey over the Hara Kilab grid across the Mahab area during 1999. This survey comprised twenty 200 metres spaced lines for 24 line kilometres, and extended roughly from the Hara Kilab deposit in the north to Gentor’s Mahab 4 in the south. JICA identified a large scale chargeability response in the northern part of this region and a separate 400 metre by 200 metre chargeability anomaly at Dahwa to the east. Subsequent ground TEM over the latter area highlighted a roughly coincident, but weak conductor at depth. Two vertical diamond drill holes MJOB-H1 and MJOB-H2 totalling 602 metres were designed to test these geophysical responses at depth where it was hypothesised the Geotimes-Lasail position might be present. These holes intersected broad zones of disseminated and weak stringer mineralisation within pervasively silica-chlorite-clay altered volcanics which JICA considered to be hosted within Lasail Unit volcanics immediately below the Alley Unit contact. Minor disseminated chalcopyrite was logged and a single sample of semi-massive sulphide, returned 1.1% Cu from 160 metres in MJOB-H1, but results were otherwise disappointing. MJOB-H1 was stopped at about 350 metres having failed to intersect the Geotimes-Lasail target seafloor position. No further work was recommended as JICA did not consider the Lasail-Alley seafloor to be prospective for VMS mineralisation.

Sarami

JICA identified the Sarami target area following a regional IP survey in the broader Sarami region during 1999. This survey comprised twenty five 200 metre spaced lines for 32.5 line kilometres, and extended roughly between Gentor’s Sarami 1 prospect in the northwest and Gentor’s Sarami East prospect in the southeast. JICA identified two primary metal factor anomalies from the IP work, Omah 1 and Omah 2, at Sarami which appear to lie within altered Lasail volcanics. Follow up ground TEM over both anomalies detected two moderate conductors in the central and western parts of Omah 1. Two vertical diamond holes were designed to test these geophysical responses at depth where it was hypothesised the Geotimes-Lasail position might be present. MJOB-S1 and MJOB-S2 (total of 504.25 metres), both intersected broad zones of pyrite disseminations and veinlets from shallow depth in moderately epidote-silica altered volcanics. JICA considered the mineralisation to be hosted within the Lasail Unit, and noted that it appeared to be associated with late dykes. Neither drill hole reached the Geotimes-Lasail target horizon so JICA recommended no further work be undertaken at Sarami.

Block 6

Fardah

Fardah was initially identified by Prospection during the 1970s. JICA conducted detailed mapping, surface grab sampling and ground TDIP and TEM over the area during 1996. JICA drilled two diamond holes for 450.85 metres at Fardah, MJOB-F1 and MJOB-F2, which were designed to test weak TDIP and TEM anomalies down-dip north from an exposed gossanous position interpreted to be in Lasail Unit overlain by Tertiary limestone. Neither hole intersected any significant mineralization. JICA concluded that the gossanous zones identified at surface may have been formed by chemical weathering related to groundwater and was not significant.

Sanah

Sanah is notable for a broad zone (approximately 900 metres x 100 metres) of ferruginous conglomerate at the contact between Tertiary limestone and the underlying Semail volcanics. JICA conducted detailed mapping, surface grab sampling and ground TDIP and TEM at Sanah during 1996. TDIP and TEM data from Sanah were similar to that at Fardah. Based on these findings, and given the disappointing drill results at Fardah, no drilling was carried out at Sanah. JICA concluded that the area was unlikely to host VMS-style mineralisation.

Historic Mineral Resource and Reserve Estimates

No compliant or reasonably complete historical mineral resources or reserves statements are available for the Block 5 and Block 6 properties.

Past Production

With the exception of ancient artisanal mining carried out at Hara Kilab, Mahab 3 and Mahab 2, no production is known from the Block 5 or Block 6 properties.

Geologic Setting and Mineralisation

Regional Geology

The Semail Ophiolite is a 600 kilometres long, 100 to 150 kilometres wide and 5 to 10 kilometres thick ophiolitic nappe located along the northeast coast of Oman. The ophiolite comprises a complete sequence from mantle ultramafics at the base to upper crustal mafic volcanics and pelagic sediments at the top. The Semail Ophiolite is widely held to be one of the best preserved and exposed sections of oceanic crust in the world. It has been radiometrically dated as between 97.9 Ma and 93.5 Ma, and is therefore part of the Tethyan Orogen.

Although the Semail Ophiolite appears to have been obducted as a single coherent sheet, it was subsequently disrupted by a series of crustal scale strike-slip and normal faults. This has led to the division of the Semail Ophiolite into a number of structural domains or blocks, each of which typically contains the full stratigraphic sequence. Most of the mantle sequence in the Semail Ophiolite is composed of tectonised harzburgite, which represents the residual mantle from partial melting of primary spinel lherzolite. Early high-temperature orthopyroxene fabrics in the harzburgites probably represent mantle flow patterns that may map the presence of mantle diapirs below the spreading ridge. Melts generated in the upper mantle were formed in ridge-parallel linear magma chambers from which convecting magma was fed upward to form sheeted dykes. Tholeiitic picritic melts generated the crustal sequence, which comprises as much as 4 kilometres of layered mafic and ultramafic rocks of the cumulate sequence, overlain by isotropic gabbros, diorites and trondhjemites. The cumulate sequence layered peridotites and gabbros represent the floor of the magma chamber. The Semail Ophiolite is generally thought to represent a fast-spreading ridge with an open, continually replenished magma chamber.

The upper part of the Semail Ophiolite comprises a 2 to 3 kilometre thick sequence of mafic to intermediate volcanics that have been subdivided into four key units in Oman. The basal lava unit, termed the Geotimes or V1-1 Unit, is up to 1.5 kilometres thick and consists of pillowed and massive basalts which directly overlie the ophiolitic sheeted dykes. Geochemically, this unit is transitional between mid-ocean-ridge basalt (MORB) and island arc-tholeiite - it is interpreted as having erupted close to a spreading axis in a marginal basin. The overlying lava unit, termed the Lasail or V1-2 Unit, is characterised by grey-green, small “bun” shaped pillows. In contrast to the Geotimes Unit, the Lasail Unit is laterally discontinuous - it forms a series of volcanic centres at approximate 30 to 40 kilometre centres along the strike of the Semail Ophiolite. This unit forms a basic to acidic fractionation series with swarms of andesitic cone-sheets emanating from volcanic centres. The more evolved products include felsite lavas and sub-volcanic sheets which formed discrete seamounts. The Lasail Unit is stratrigaphically overlain by the Alley, or V2 unit. This upper volcanic sequence was considered generally thinner (up to 500 metres thick) and more laterally persistent than the Lasail Unit particularly along the Batinah coast. However, in the northern Batinah particularly in the Shinas region the unit is at least 1-2 kilometres in a local volcanic centre, and its strong magnetic signature suggests it is a major mafic volcanic unit throughout the region. The Alley Unit also locally comprises basic to acid fractionated lavas related to specific plutonic centres and obsidian and rhyolite flows are aligned along NW-SE trending faults. The more fractionated, intermediate and acidic, extrusives in both the Lasail and the Alley volcanic units tend to occur together and have been interpreted as seamounts separated by other areas (inter-seamount) where only basaltic rocks are present as fissural eruptions.

Lastly, the highest extrusives, the Salahi Unit, are only exposed locally south of Lasail and, in contrast with those below, are of alkali composition. Volcanics of the Semail Ophiolite are interpreted to have formed at variable distances from a Late Cretaceous spreading axis and they show increasing subduction zone influence up-sequence. The latest alkalic lavas (Salahi Unit) are attributed to disruption of the ophiolite immediately prior to its regional emplacement over the Arabian margin.

A series of Late Cretaceous to early Turonian metalliferous and pelagic sediments (or umbers) are situated between, and to some extent within, the four lava units described above. These sediments are widely considered to reflect background pelagic seafloor sedimentation during periods of volcanic quiescence. Metalliferous-oxide and pelagic sediments are commonly well developed on the Geotimes-Lasail contact where they can form a layer up to 2 metres thick and represent the lowermost seafloor position in the volcanic pile. Significant umber development also occurs within the Lasail and Alley Units, where sediments can be several metres thick and outcrop over hundreds of metres. These sediment positions represent prime VMS exhalative stratigraphic targets. Similar sediments and pelagic chalks occur at the base of, and within, the alkalic Salahi extrusive lava unit, the stratigraphically highest lava unit.

Detailed structural mapping along the base of the Semail ophiolite has distinguished a distinct thrust sheet termed the Haybi complex, separating the imbricated Hawasina sedimentary rocks below from the Semail Ophiolite mantle sequence above. The rocks within the Haybi complex include amphibolite and greenschist facies rocks of the metamorphic sole, relatively unmetamorphosed alkalic and tholeiitic volcanic rocks of mainly Triassic age (Haybi volcanic group), Late Permian and Late Triassic Oman exotic limestone blocks and various sedimentary and tectonic melanges.

Geology of Block 5

The general geology of the Block 5 property is broadly similar to that described above in the regional geology section. Within Block 5, the ophiolitic stratigraphy typically strikes northwest – southeast with a moderate dip (20 to 40˚) towards the northeast. The mountainous western part of the licence area is dominated by harzburgites and related lithologies of the mantle portion of the ophiolite. Volcanics form a 2 to 3 kilometre wide NW trending strip through the central licence. Further east, the volcanics are covered by a sequence of Tertiary sediments and recent wadi gravel deposits.

The volcanic portion of the Semail Ophiolite is very well exposed throughout the Block 5 licence area. The basal Geotimes unit is reasonably continuous along strike within much of the licence area. The Geotimes Unit is overlain to the east by the Lasail Unit, which is punctuated by a number of volcanic centres which tend to have a 10 to 15 kilometre strike periodicity. The important Lasail volcanic centres from north to south are centred on Suhayli West, Shebibat/Maqail South, Mahab, Smeidi and Sarami. Further eastward, the Lasail Unit is overlain by the Alley Unit which is usually the uppermost exposed part of the volcanic package. Notable Alley volcanic centres are present in the Suhayli area in the north of Block 5 and in the Shafan area in the south of Block 5.

A series of regional scale transform faults separate the Semail Ophiolite into a number of segments or tectonic blocks along its 600 kilometre strike length. Within the Block 5 property, these are manifested as strike perpendicular structures that delineate the Wadi Ahin, Hara Kilab-Mahab, Smeidi-Sarami and Doqal areas into individual structural blocks. These faults are interpreted to be obduction related and therefore to post-date mineralisation. Structural offset is typically in the order of 1 to 5 kilometres with an apparent strike-slip sense of motion. In addition to these transform structures, major obduction-related thrust faults oriented parallel/sub-parallel to the ophiolite stratigraphy have resulted in repetitions of the prospective stratigraphy in the Mahab, Smeidi and Doqal areas of Block 5. As an example, stacked thrust sheets in the Mahab structural block preserve two parallel belts of the crustal portion of the ophiolite.

Geology of Block 6

The general geology of the Block 6 property is broadly similar to that described above in the regional geology section. Within Block 6, the ophiolitic stratigraphy typically strikes northwest – southeast with a moderate dip (20 to 40˚) towards the northeast. The mountainous western part of the licence area is dominated by harzburgites and related lithologies of the mantle portion of the ophiolite. Volcanics form a 1 to 2 kilometre wide NW trending strip through the central licence area. Further east, the volcanics are covered by a sequence of Tertiary sediments mainly limestones and recent wadi gravel deposits. The lower volcanic portion of the Semail Ophiolite is poorly developed in the Block 6 licence area. In particular, very few exposures of the prospective Geotimes or Lasail Unit are known in the licence area. The Alley Unit is well developed and well exposed and it dominates the limited volcanic exposure within Block 6.

The post-mineral transform and thrust faults described for Block 5 also affect the distribution of volcanic lithologies in the Block 6 property. The crustal portion of the Semail Ophiolite exposed in Block 6 is offset 15-20 kilometres south-westward from similar rocks exposed in the Ghuzayn and Block 5 licence areas. It is unclear whether the stratigraphy exposed in the Block 6 property represents an offset equivalent of that in the Ghuzayn licence, or a much reduced set of volcanic rocks structurally preserved in a parallel thrust sheet. However, effectively the sequences in Block 6 appear to be less prospective than in Block 5.

Prospect Geology and Mineralisation

A large number of prospects in Blocks 5 and 6 including VTEM anomalies and historical prospects were originally defined by Gentor for initial evaluation during 2010-2011. Many of these prospects are of minor importance, are cultural in nature or not significantly mineralised and are therefore not considered of material importance to this current evaluation. Many prospects are thus not discussed in detail. The section below provides data on the main prospects that have been subjected to detailed Gentor field evaluation, grid surveys and drilling to date. The geology and mineralisation within nine of these key prospects, including the two resource targets, at Mahab 4, Maqail South, Mahab 4 Extended, Maqail South Extended, Hara Kilab, Dahwa, Maqail, Mahab 3 and Mahab 2 are described. These prospects are all located in Block 5.

Mahab 4

Mineralisation at Mahab 4 comprises a northward plunging high grade massive sulphide body underlain by semi-massive sulphide and quartz vein stringer mineralisation. Massive sulphide, semi-massive sulphide and quartz vein stringer mineralisation is broadly bound to the west and east by two north-south oriented west dipping faults, the Mahab 4 Main Fault to the west and Mahab 4 East Fault to the east. Mineralisation has a total strike length of 325 metres and is closed to the north and south, probably due to the convergence of the Mahab 4 Main Fault and Mahab 4 East Fault in these areas. The width of mineralisation is controlled by the distance between the Mahab 4 Main and East Faults, which varies but is typically 10 metres to 30 metres. Quartz vein stringer mineralisation has been defined to a depth of around 140 metres below surface, and remains open below this.

Massive sulphide mineralisation at Mahab 4 is developed on the Geotimes-Lasail seafloor, while semi-massive sulphide and quartz vein stringer mineralisation is developed within the underlying Geotimes Unit footwall. The Geotimes and Lasail Unit dip 30 to 40 degrees towards the northeast at Mahab 4. Umbers are locally developed within the Lasail volcanics, but are not traceable along strike for more than 50 metres. An intrusive complex of intermediate composition (trondhjemite) outcrops 800 metres to the north. Massive sulphide mineralisation at Mahab 4 plunges towards the north and outcrops in the southern portion of deposit where gossanous subcrop is visible at surface. Drilling has defined supergene enriched copper massive sulphide below the oxide zone, typically at a depth of 10 to 20 metres below surface. The transition from supergene enriched to primary massive sulphide is usually located around 25 metres to 30 metres below surface.

The Mahab 4 Main Fault truncates the mineralised Geotimes-Lasail position at Mahab 4, it is therefore considered to have been active following the deposition of the Lasail Unit. The apparent sense of motion is up to the west, but it is not clear whether this movement was reverse or normal. Drill results indicate that massive sulphide mineralisation thickens towards this structure, perhaps indicating the Mahab Main Fault was a syn-mineralisation structure later reactivated following deposition of the Lasail Unit.

The Mahab 4 Eastern Fault offsets the mineralised Geotimes-Lasail seafloor position but not marker umber horizons in the Lasail Unit hanging wall. As such, the Mahab 4 Eastern Fault is considered to have been active during the massive sulphide deposition at Mahab 4. It probably controlled the formation of a half-graben in which massive sulphide was mostly deposited into.

Maqail South

Mineralisation at Maqail South comprises a flat-lying massive sulphide body locally underlain by a proximal weakly developed semi-massive sulphide and quartz vein stringer mineralisation. Massive sulphide mineralisation has a total strike extent of about 100 metres and down-dip extent of about 80 metres and is closed in all directions where massive sulphide thins laterally into magnetite rich metalliferous sediments/umbers. Massive sulphide has a maximum thickness of around 13 metres in the central part of the seafloor mound, in the vicinity of GRB5D031. Massive sulphide is mostly situated 30 metres to 70 metres below surface and does not outcrop or is exposed. Quartz vein stringer mineralisation has been defined to a depth of 70 metres below surface, but it contains only patchy copper and becomes progressively weaker with depth.

Massive sulphide mineralisation at Maqail South is developed on the Geotimes-Lasail seafloor, while semi-massive sulphide and quartz vein stringer mineralisation is developed within the underlying Geotimes Unit footwall. The Geotimes and Lasail Unit dip 10 to 30˚ towards the SE at Maqail South. Plutonic to sub-volcanic rocks, dykes and sills of intermediate composition (trondhjemite) intrude this sequence in the central and southwest parts of the prospect. Umbers at two key stratigraphic positions are developed within the Lasail Unit hanging wall, and are traceable along strike mainly to the north for around 750 metres.

Mahab 4 Extended

Mahab 4 Extended is located in the area surrounding the Mahab 4 VMS discovery. The primary exploration target is the key Geotimes-Lasail stratigraphic position along strike to the north and southeast of the known mineralisation at Mahab 4, and also down-dip to the east of it. Mahab 4 Extended is dominated by moderately (30 to 40˚) northeast dipping Geotimes and Lasail pillow lavas with minor umbers. These units extend around 750 metres along strike to the north of Mahab 4, where they are truncated by trondhjemite, and about 1,500 metres along strike to the southeast of Mahab 4, where they are truncated by a major crustal scale E-W structure. North-south trending syn-mineral seafloor faults appear to control mineralisation at Mahab 4, and probably also in the prospective but untested sequence down-dip to the east. Strong footwall alteration is well developed alonge strike to the south of the deposit and gossanous umber situated on the Geotimes-Lasail seafloor is exposed in a small outcrop 500 metres to the southeast of Mahab 4. Much of this prospective sequence, particularly to the east of the Mahab 4 Main Fault, is mantled by 5 to 10 metres of wadi gravel and will require more geophysical and drilling evaulation.

Maqail South Extended

Maqail South Extended encompasses the area surrounding the Maqail South VMS discovery. The primary exploration target is the Geotimes-Lasail position along strike to the south and down-dip at depth to the east. Maqail South Extended is dominated by shallow (10 to 30˚) east dipping Geotimes and Lasail pillow lavas. These units are truncated immediately north of Maqail South by a major NNW trending structure which offsets the prospective stratigraphy 1.5 kilometres north-northwestward to the Shebibat North area. The prospective stratigraphy extends approximately 2 kilometres southward towards Hayl West, where it appears to terminate abruptly or is faulted against a large Alley Unit volcanic centre to the east. The Maqail South Extended target area contains a significant volume of trondhjemite and a large thickness of Lasail Unit volcanics, thus it is considered to be an important Lasail volcanic centre. To the east the structural zone cutting off the down dip part of Maqail South appears to comprise gossanous alteration zones related to both Lasail and Alley Units in the vicinity of Shebibat West.

Hara Kilab

Hara Kilab is located 6 kilometres northwest of the Mahab 4 VMS discovery and 900 metres east-southeast of a small village named Al Ghashnah. It was discovered by Prospection Ltd in the 1970s following the identification of a large gossanous exposure with associated slag dumps. Prospection Ltd drilled 18 diamond holes totaling 1,006 metres and defined a minor massive sulphide body located 20 metres to 40 metres below surface. Prospection Ltd recommended that further exploration be undertaken in the area, but this work was never carried out.

Hara Kilab is structurally preserved at the western most extent of the Mahab block stratigraphy, which also hosts the Mahab 4 and Mahab 3 VMS deposits. The Hara Kilab Gossan and surrounding Geotimes volcanics are bound to the north and south by two major thrust faults, both of which juxtapose Semail Ophiolite volcanics with younger sediments of the Batinah Olistostrome. The gossan itself covers approximately 170 metres x 60 metres and frequently contains copper oxide minerals.

Mineralisation at Hara Kilab comprises a southwest dipping massive sulphide body and a well-developed QSV zone which outcrops at surface forming a gossan. The gossan has been worked historically and numerous slag dumps are present in the immediate area. Gentor drilling at Hara Kilab indicates that massive sulphide mineralisation at Hara Kilab is situated on the Geotimes-Lasail seafloor position and that the hanging wall Lasail Unit volcanics are located stratigraphically below massive sulphide thus implying an overturned stratigraphic sequence. The volcanics hosting massive sulphide are bound to the north and south by two major thrust faults which juxtapose younger sediments of the Batinah Olistostrome.

Massive sulphide at Hara Kilab has a maximum recorded thickness of around 12 metres and extends along strike for 130 metres, but it thins out laterally along strike into magnetite in the SE and into a mineralised thin metalliferous umber in both dip directions. Primary massive sulphide at Hara Kilab contains high copper grade with intersections reported by Prospection averaging 2.3% Cu over 11.89 metres in HK11-04 and 2.58% Cu over 8.69 metres in HK11-02, with maximum grades of 6% Cu. GRB5D0010 has similar grades with a maximum of 6.64% Cu and a best intersection of 5.54 metres @ 3.96% Cu and 0.33% Zn from 32.19 metres downhole in GRB5D0010.

Dahwa

Dahwa is located around 2 kilometres to the north of the Mahab 4 VMS discovery and 1 kilometre east-northeast and down dip of the Mahab 3 VMS deposit discovered by Prospection Ltd. Dahwa was identified by JICA following ground IP and EM surveys over the area during the late 1990s. This work delineated a 400 metre x 200 metre chargeability anomaly with a roughly coincident TEM response.

Dahwa is dominated by moderately east to northeast dipping Alley Unit volcanics at surface. Lasail Unit volcanics are exposed approximately 300 metres to the west of the prospect, but any seafloor separating the two units is not exposed at surface or in current drilling. The Alley Unit in the central part of the prospect is unaltered and strongly amygdaloidal with excellent pillow development. The northern, updip, part of the prospect contains significant areas of strong ferruginous alteration and gypsum development at surface, which may be associated with the Lasail-Alley Unit contact. The boundary between fresh and altered material is associated with a strong NW-SE oriented magnetic contrast trend and magnetic low zone.

Airborne VTEM data indicate that no significant conductive body is present at open-pittable depths at Dahwa. However, JICA and Gentor TEM surveys indicated a large deep conductor may be present and drilling has identified a large phyllic alteration zone with disseminated to stringer mineralisation that locally contains significant gold, copper and zinc grades. This alteration zone is mostly located 100 metres to 150 metres below surface and remains open in all directions. It appears to be associated with the Lasail-Alley Unit contact, which may be correlative with the stratigraphic position of the 8 Mt Mandoos deposit discovered by Mawarid Mining in Block 1.

Mahab 3

Mineralisation at Mahab 3 comprises a minor massive sulphide body dipping towards the ENE. Massive sulphide outcrops at surface to form a narrow linear gossan 120 metres in length which has been worked historically with numerous shallow pits and scrapes visible in the area and a large slag dump is also present 80 metres northeast of the gossan. East-northeast dipping Geotimes Unit volcanics form the footwall to the mineralisation to the west of the gossan, while a large intrusive of intermediate composition (trondhjemite) appears to truncate mineralisation down dip to the east. The true thickness of primary massive sulphide intersected at Mahab 3 is approximately 3 metres as indicated by four holes drilled by Gentor to confirm the Prospection results and also test a weak VTEM anomaly along strike. This work suggested the deposit was totally constrained at depth by the trondjemite intrusion.

Primary massive sulphide at Mahab 3 is pyrite dominated, but also contains chalcopyrite, sphalerite and pyhrrotite in varying amounts. Chalcopyrite typically forms minor blebs, whereas sphalerite is blebby to massive. Copper grade in primary massive sulphide is typically less than 1%, whereas zinc grade is strongly variable, ranging from detection limit to up to 20% where massive sphalerite is observed. The upper, oxidised portion of the massive sulphide body contains significant gold and several samples returned values between 1 and 4 g/t Au.

Maqail is located 4 kilometres northeast of the Maqail South close to the main Shebibat-Sohar highway. It was initially identified by Bishimetal who noted a number of massive sulphide boulders in a gossanous road exposure, and also reported the presence of massive sulphide boulders in historic water wells. Bishimetal and JICA completed prospect scale mapping, surface sampling and frequency domain IP during the 1990s but did not undertake any drilling as they considered the target was too weakly developed.

Maqail is dominated by fractured to strongly brecciated Alley Unit (V2) volcanics and associated umber horizons up to several metres thick that dip moderately towards the north. Several outcrops of gossanous breccia horizons up to 6 metres thick are visible in the northern part of the prospect particularly near the main road. Maqail is located immediately south of a regional scale thrust fault that juxtaposes highly conductive sedimentary and volcanic exotics of the Batinah Olistostrome against Alley Unit volcanics.

Mahab 2

Mineralisation at Mahab 2 comprises disseminated and stringer sulphide mineralisation with a large previously worked related oxide zone at surface. It is hosted by dolerites of the Sheeted Dyke Unit, which is structurally juxtaposed against a large ultramafic intrusive immediately to the northeast. Mineralisation appears to be controlled by a major northwest-southeast trending shear zone that can be mapped for several kilometres northwest and southeast of Mahab 2. It is unclear whether the structurally controlled mineralisation at Mahab 2 represents a feeder zone for a now eroded VMS deposit higher in the stratigraphy or is a later structural event. A large linear gossan up to 15 metres wide is mappable along 1 kilometres of strike at Mahab 2. Numerous shallow scrapes and small holes along with slag dumps provide evidence of significant historical artisanal mining in the area. Gossanous zones are sporadically visible for 1 kilometres along strike at Mahab 2. Limited drilling by Prospection and Gentor indicates that pyrite–chalcopyrite sulphide mineralisation is steep to moderately dipping and that it appears to be truncated at depth by ultramafic extrusives exposed at surface to the east. Gold and zinc grades are negligible.

Deposit Types

Cyprus-Type VMS Deposits

Gentor is exploring for Cyprus-type VMS mineralisation in the Cretaceous Semail Ophiolite of Oman. Cyprus-type VMS deposits are believed to form at active oceanic spreading centres where enhanced hydrothermal circulation leads to the formation of seafloor vents or “black smokers”. These vents inject a metal saturated solution into the water column, but the rapid drop in temperature leads to the rapid precipitation of metal onto the seafloor. This process commonly occurs simultaneously at a number of locations at the same time within a given hydrothermal field. Modern hydrothermal vents in mid-ocean ridge settings are often cited as a probable modern analogue for Cyprus-type deposits in ancient ophiolites, although there is some debate as to whether they represent mid-ocean ridges or supra-subduction settings in extensional back-arc basins. The origin of these deposits at submarine hot springs is widely accepted, and more than a decade of seafloor research at active hydrothermal vents has not significantly changed the genetic models for these mineral systems.

Cyprus-type VMS deposits are important historical sources of copper and zinc and often also contain economic concentrations of Au and Ag. They occur on and below fossil seafloors, generally within mafic to intermediate volcanic rocks and lesser metalliferous sediments/umbers. Mineralisation is comprised of two key zones, a massive sulphide zone and an underlying stringer zone.

Massive sulphide forms on the seafloor and tends to develop a mound, lens or sheet-like geometry oriented parallel to the volcanic stratigraphy or bedding. Most Cyprus-type massive sulphide deposits consist of a single discrete body, although some include vertically-stacked mineralised bodies at a series of stratigraphic positions. The deposits are usually described as low-relief mounds, having a relatively flat hanging wall contact with the overlying sediments or pillow lavas. They commonly have a distinctive asymmetric shape which is attributed to the influence of syn-mineral seafloor growth faults or a related graben wall. In some instances, the upper portions of seafloor massive sulphide deposit is comprised of conglomeratic mineralisation which contains clasts and larger blocks of massive pyrite in a matrix of friable, sandy pyrite. This zone is generally underlain by massive sulphide mineralisation consisting of fine to coarse grained granoblastic pyrite and chalcopyrite, often with abundant vuggy cavities. Massive sulphide mineralisation is locally cut by late veins of colloform-banded pyrite and often becomes increasingly brecciated upward. In some cases, fossilised worm tubes have been recognised in the pyritic breccias and fragments of chimney structures are also observed. However, progressive brecciation of the massive sulphides and continuous hydrothermal recrystallisation means that these primary features are only rarely preserved in the massive sulphide lenses.

Massive sulphide mineralisation is typically underlain by a metres thick basal zone of quartz-pyrite breccia, which is in turn underlain by stockworkmineralisation representing the stringer zone. The transition between massive sulphide and quartz-pyrite breccia ores is generally interpreted to represent the top of the volcanic pile (i.e., seafloor) at the time of mineralisation. Stringer mineralisation develops in the volcanic footwall to the massive sulphide zone, and is often controlled by syn-volcanic structures which focus fluid flow from the wider hydrothermal system. Stringer zones have a characteristic pipe-like morphology in plan view, resulting in a distinctive funnel-shaped appearance in cross section. They are associated with broader zones of strong hydrothermal alteration – the key minerals include silica, chlorite, epidote and a variety of iron oxides. The alteration assemblages of the footwall alteration zone are, from core outwards:

•	Silica zone, found in the most intensely altered examples, resulting in complete silica replacement of the host rocks, and associated with chalcopyrite-pyrite stringer zones.
•	Chlorite zone, found in nearly all examples, consisting of chlorite +/- sericite +/- silica.
•	Sericite zone, found in nearly all examples, consisting of sericite +/- chlorite +/- silica
•	Silicification zone, often gradational with background silica-albite metasomatism.

Massive sulphide generally has significantly higher base metal and precious metal grades than the underlying stringer zone. Chalcopyrite is typically the key copper sulphide mineral – it locally fills open spaces in the conglomeratic massive ore, but is most abundant in quartz-pyrite veins that crosscut the earlier massive sulphide breccias. Sphalerite is reasonably common in Cyprus-type deposits, and is often zoned towards the upper and distal portions of the massive sulphide mound. Sphalerite was either deposited from late-stage, hydrothermal fluids or was remobilised from the underlying massive sulphides during successive hydrothermal events. Precious metal concentrations in primary Cyprus-type massive sulphide deposits range from 0.1 g/t Au to 2 g/t Au and from less than 5 g/t Ag up to 70 g/t Ag, however oxide zones derived from massive sulphide are commonly strongly enriched in gold and silver and may be economically exploited separately to the sulphide deposits.

Cyprus-Type VMS Deposits in Oman

Among the best exposed and least-deformed examples of Cyprus-type VMS mineralisation in ancient ophiolites occur in the Troodos Massif of Cyprus and the Semail Ophiolite of Oman. Ophiolitic rocks in these two regions are preserved along a suture zone representing the final closure of the Tethys Ocean at the end of the Cretaceous. The morphology, mineralisation types, mineralogy, and geochemistry of the Cyprus-type deposits in Cyprus and Oman are generally similar.

Approximately 50 VMS related copper occurrences are known along the 500 kilometre strike length of the Semail Ophiolite in Oman. Most known VMS deposits are clustered into “camps” with a strike spacing of around 25 kilometres to 50 kilometres. These clusters often consist of three to four individual mineralised bodies within a one to two kilometre radius - there is some suggestion that the clustering is related to enhanced hydrothermal circulation associated with the emplacement of Lasail Unit volcanic centres. The majority of the known Cyprus type-VMS deposits in Oman are associated with the key Geotimes-Lasail seafloor position, but other significant seafloor positions include inter-Alley Unit seafloors and possibly the Lasail Unit – Alley Unit seafloor.

Key Exploration Criteria

Given the above characteristics of Cyprus-type VMS deposits both globally and within Oman, Gentor has developed the following key exploration criteria:

•	Seafloor control: identify key seafloor positions – primarily the Geotimes-Lasail position but also other stratigraphically higher positions (e.g., Lasail-Alley position and intra-Alley Unit positions (e.g., Shinas)
•	Structural control: identify key syn-seafloor structures
•	Heat source: identify areas likely to have hosted enhanced hydrothermal systems – trondhjemites and Lasail and Alley Unit volcanic centres
•	Surface expression: gossans, slag and footwall silica-chlorite-epidote-iron oxide alteration
•	Geochemical anomalism in grab samples: Cu, Zn, Au and Ag
•	Geophysical anomalism: Massive sulphide is a strong conductor identified by VTEM/ground EM
•	Geophysical anomalism: Disseminated and stringer sulphide in the footwall zone chargeable – IP

•	Geophysical anomalism: Footwall alteration associated with VMS formation destroys primary magmatic magnetite giving magnetic lows seen in VTEM magnetics

Exploration

Database Development

Gentor has undertaken rigorous collection of historic exploration and development data since December, 2009. This information has led to the development of a Geographic Information System (GIS) database containing a range of spatial and non-spatial data. All relevant information available from the Ministry of Commerce and Industry (“MCI”) in Oman on the geology, mineralisation and previous exploration of Cyprus-type VMS in Oman has been acquired. This data is generally in the form of various paper reports, maps and tables from previous workers and has had to be digitised into a GIS environment in order to allow plotting and modelling. Gentor has undertaken continuous exploration on the Block 5 and Block 6 licence areas since March, 2010. Data from these exploration activities has been systematically captured and integrated with the historical data to create a single coherent GIS database.

Exploration Techniques

VTEM Survey

Gentor commissioned an airborne Versatile Time Domain Electromagnetic (“VTEM”) survey over the Block 5 and 6 licence areas in early 2010. This survey was carried out in March and April of 2010 by Geotech Airborne Limited (Geotech) and was designed to cover the prospective volcanic component of the Semail Ophiolite on 100 metres spaced flight lines. It included a magnetometer and DTM radar in addition to the VTEM system. Geophysical interpretation was carried out by Mr. Gavin Selfe, an experienced South African based Geophysical Consultant.

Forty six VTEM conductors were identified in Block 5 on completion of the VTEM survey. Each target was assigned a geophysical ranking (priority 1, 2 and 3), with priority 1 targets considered most likely to represent VMS mineralisation and priority 3 targets least likely. The original 46 VTEM anomalies were subsequently sub-divided into 7 priority 1 targets, 19 priority 2 targets and 20 priority 3 targets.

Thirteen VTEM conductors were identified in Block 6 on completion of the VTEM survey. Each target was assigned a geophysical ranking (priority 1, 2 and 3), with priority 1 targets considered most likely to represent VMS mineralisation and priority 3 targets least likely. The original 13 VTEM anomalies were subsequently sub-divided into 1 priority 1 target, 5 priority 2 targets and 7 priority 3 targets.

Gentor carried out a program of ground truthing on completion of geophysical target ranking to eliminate any anomalies with a suspected cultural origin. Five anomalies in the Block 5 licence area and nine anomalies in the Block 6 licence area were thus identified as “cultural”. Field checking of each VTEM target also allowed the anomalies to be assessed in terms of Gentor’s key exploration criteria. Each target was thereby ranked in terms how prospective it was for Cyprus-type VMS mineralisation - high priority VTEM anomalies located in favourable stratigraphic or structural settings were assigned a high ranking and vice versa. This ranking system was used to prioritise subsequent drill testing of the VTEM anomalies in the Block 5 and Block 6 licence areas.

Prospectivity Modelling

Gentor commissioned Kenex Limited to undertake an Oman wide VMS prospectivity and exploration targeting review during the first quarter of 2011. Kenex is a New Zealand/Australia based company who provide GIS and exploration services and advice for the mining industry. They specialise in using spatial data, GIS technology and predictive modelling to create business opportunities, in this case to identify areas with enhanced prospectivity for Cyprus-type VMS mineralisation. Prospectivity modelling assesses the geological variables controlling the distribution of Cyprus-type VMS mineralisation to statistically predict areas where such deposits are most likely to be discovered. The central concept in prospectivity analysis concerns determining how strongly a particular variable (e.g., normal faults) is related to mineralisation in a spatial sense. Variables that have a strong spatial relationship with mineralisation can then be weighted accordingly for the purposes of prediction. This technique, termed Weights of Evidence analysis, essentially uses statistical analysis of the relationship between a given geological variable and a training data set (e.g., known VMS deposits/mines) to make less subjective decisions on what geological criteria are most important in Oman VMS exploration.

The key benefits of prospectivity analysis include:

•	More objective understanding of the key controls on VMS mineralisation

•	Target ranking/prioritisation

•	Efficient exploration budgeting and management

•	Improved understanding of exploration risk

•	Cost reduction

Key deliverables from the Kenex Limited work included an analysis of the key regional and local controls on mineralisation in Oman, the identification of a number of new target areas and prioritisation of these new targets relative to Gentor’s existing targets. Kenex Limited’s recommendations on the key controls on mineralisation have mostly been incorporated into Gentor’s exploration model.

Geological Mapping and Surface Grab Sampling

Geological mapping and grab sampling has been undertaken semi-continuously in the Block 5 and Block 6 licence areas since April 2010. It has been undertaken solely by Gentor staff and is ongoing. Geological mapping is undertaken at reconnaissance and prospect scales. Reconnaissance mapping is typically undertaken in tandem with regional grab sampling and is designed to identify any mineralised zones in areas that have been insufficiently assessed historically. Detailed prospect mapping is designed to facilitate drill program design at existing prioritized exploration targets.

Gentor staff collected a total of 170 surface grab samples from the Block 5 and Block 6 licence areas in the two years since April 2010. Samples were routinely prepared by Gulf Geotechnical Services in Muscat and couriered to ALS Romania for analysis. Most samples were analysed using a full suite ME-ICP method. Gold was analysed by fire assay. Grab samples are prepared in the same way as core samples.

Ground Geophysics

Gentor commissioned SRK Exploration to undertake ground-based Induced Polarisation (“IP”) and Time Domain Electromagnetic (“TDEM”) surveys at Maqail South and Mahab 4. This work was carried out during the first two weeks of February 2011. Ground IP acquisition at Mahab 4 was scheduled for the first week. However, production was extremely slow due to the rugged nature of parts of the terrain. The IP survey was abandoned on the third day following repeated transmitter failures. It was the opinion of both SRK and the consultant geophysicist that these were caused by faulty equipment. The key conclusion is that IP data acquisition is difficult and extremely time consuming in Oman conditions and in future IP should only be considered where the terrain allows.

The remaining survey time was dedicated to TDEM acquisition at Mahab 4, Dahwa and Sarami. Planned acquisition at Mahab 4 was completed in full, but work at Maqail South had to be abandoned for safety reasons due to the steep terrain. This allowed TDEM acquisition to be undertaken at the easier Dahwa and Sarami Gossan exploration targets. The massive sulphide portion of Cyprus-type VMS deposits should theoretically be strongly responsive to EM methods, and this has shown to be the case at Mahab 4 and elsewhere in Oman. Given the speed of acquisition and effectiveness of ground based EM, Gentor considers this the preferred method for future ground geophysical surveys to test stratigraphy at depth.

Summary

Gentor is utilising a number of geological, geophysical and modelling techniques to generate drill targets in the Block 5 and Block 6 licence areas. The VTEM survey flown in early 2011 generated 46 anomalies in the Block 5 licence area and 13 anomalies in the Block 6 licence area. The exploration status of these anomalies at the time of the Technical Report is summarised in Table 1 below. Prospectivity modelling, assessment of historical ground geophysical data acquired by JICA, assessment of magnetic data acquired in tandem with the VTEM survey, geological mapping, surface grab sampling and ground geophysics has led to the development of an additional 25 targets requiring field evaluation. Targets are generated on an ongoing basis using newly acquired data. All targets are ranked and prioritised for subsequent drill testing. High priority drill targets generally comprise priority 1 VTEM anomalies in favourable stratigraphic settings or geological targets located near known VMS mineralisation. Low priority drill targets generally comprise priority 3 VTEM anomalies situated in relatively poorly prospective stratigraphic settings.

Table 1: Status of prospects with VTEM anomalies

Exploration Status	Block 5 Anomalies	Block 6 Anomalies
No drilling yet	16	-
Limited drilling - further work recommended	3	-
Drilling undertaken - no further work	14	3
No further work, inappropriate geology	8	2
No further work, cultural source for anomaly	5	8

Prospect Exploration

The following summarises the highlights of the VTEM survey, surface sampling and ground geophysics conducted.

Mahab 4 Extended

Four VTEM anomalies were identified in this area. They include:

•	VB5_23 – 1st priority geophysical response representing primary massive sulphide mineralisation at Mahab 4

•	VB5_22 – 3rd priority geophysical response located 540 metres north-northwest (along strike) from Mahab 4

•	VB5_24 – 2nd priority geophysical response located 400 metres northeast (down-dip) from Mahab 4

•	VB5_25 – 2nd priority geophysical response located 1,500 metres east of Mahab 4

Gentor completed ground TDEM over the northern strike extension and immediate down-dip extension of Mahab 4 during February 2011. This work also covered VTEM anomalies 22, 23 and 24. The known shallow massive mineralisation at Mahab produced a very strong response in the ground TDEM data. The ground survey also highlighted VB5_22 and 24, two anomalies previously identified in the airborne VTEM survey. Geophysical modelling by Mr. Gavin Selfe recommended that both the latter anomalies be drill tested, even though they were small relative to the main response at Mahab 4.

Maqail South Extended

JICA worked extensively in the Maqail South Extended area during the late 1990s and undertook regional ground IP and more selective ground EM acquisition. They generated a series of promising IP and EM targets several of which, such as Shebibat West, remain to be drill tested.

Gentor has undertaken only limited surface grab sampling at Maqail South Extended. However, one sample from semi-gossanous volcanics at Shebibat West in a well defined structural zone returned 0.1 g/t Au and 143 g/t As, highly anomalous relative to other grab sampling within the Block 5 and Block 6 licence areas.

Dahwa

Dahwa is located around 2 kilometres to the north of the Mahab 4 VMS discovery and 1 kilometre east-northeast of the Mahab 3 VMS deposit discovered by Prospection Ltd.

Gentor collected five surface grab samples from the ferruginous zone exposed at Dahwa. Several of these samples were anomalous in gold, silver and zinc. One sample (GR0071) contained 0.7 g/t Au, 8.3 g/t Ag and 283 g/t Zn, highly anomalous values relative to other surface sampling in the Block 5 and 6 licence areas.

Gentor completed 6 lines of ground TEM (2.5 line kilometres) at Dahwa during February 2011. This limited survey covered the central and northern portion of the chargeability response previously identified by JICA. TEM data was modeled by Mr. Gavin Selfe who identified two moderate conductors at around 80 metres depth superimposed on a much larger anomaly located at around 250 metres depth. Mr Selfe suggested the deeper anomaly was unlikely to represent massive sulphide mineralisation, but was probably related to a stratigraphic edge effect. Alternatively, this target may relate to the deeper Geotimes-Lasail seafloor.

Several significant magnetic low anomalies also are coincident with the prospect, it is considered these represent magnetite depletion in the Alley unit and could be hydrothermal cells related to the known mineralisation.

Hara Kilab

Gentor has undertaken surface mapping and drilling at Hara Kilab, but no surface sampling or geophysics.

Maqail

Gentor excavated three trenches at Maqail in order to better define the controls on gossanous horizons visible at surface. Trench B5MQLTR03, located adjacent to the Maqail road cut, contained a north-dipping (30 to 40˚) mineralised stratigraphic succession as follows:

•	Basal unit: bleached and brecciated V2 lavas with rare oxidised stringers and common gypsum intergrowths

•	Intermediate unit: approximately 5 metres true thickness brown, weakly mineralised umber

•	Upper unit: complex zone of polymict volcanic breccia and brecciated Alley Unit volcanics containing relict massive sulphide clasts.

Gentor collected twenty five two metre channel samples with gossanous and footwall zones in trenches at Maqail. These were submitted for analysis, however results were pending at the time of the Technical Report.

Gentor collected eight surface grab samples from the Maqail prospect area. Five samples of gossanous material, covering an area 500 metres by 500 metres, returned anomalous gold values between 0.1 and 0.3 g/t. A sixth sample taken from the southern part of the prospect returned 1.98 g/t Au, 408 g/t As, 0.49% Cu and 684 g/t Zn.

Mahab 2

Gentor excavated five trenches across the primary structural zone at Mahab 2 in order to better constrain the orientation and controls on mineralisation. Three trenches (MB2TR01, TR02 and TR03) failed to expose in-situ mineralisation which is inferred to have been removed during historic artisanal mining and back-filled. One trench (MB2TR04) on the northern end of the main gossan completely failed to intersect any sign of mineralisation, despite the clear stockwork style mineralisation observed at surface.

Trench MB2TR01-03 exposed several sub-parallel faults on either side of the back-filled zone. These structures dip steeply to the SW (70-80 degrees) and often host copper oxides coatings. Backfill was intersected between 12-18 metres in MB2TR01, 24-29 metres in MB2TR02 and ~5-13 metres in MB2TR03 – indicating a strike of approximately 235 and an apparent width of 5-8 metres.

Trench MB2TR05 was excavated 1 kilometre northwest of the other trenches near a well-developed gossanous area. It exposed a 7 metre wide gossanous zone with several structures and clear alteration bands indicating a ~60 degree dip to the south west. The host rocks appears to be the ultra-mafic intrusive which outcrops to the SW.

A selection of 76 trench samples, covering the oxidized and mineralised zone have been submitted for gold and base metal analyses. The results were still pending at the time of the Technical Report.

Gentor has collected 15 rock chip samples covering an area of ~1,100 metres by 40 metres at Mahab 2. These samples consistently contain between 0.1% and 1% Cu, however Au and Zn values are negligible (0.08 g/t Au and <150 ppm Zn) suggesting this is not VMS mineralisation.

Mahab 3

Gentor has undertaken mapping and drilling at Mahab 3 but no surface sampling or ground geophysics.

Drilling

Diamond Drilling

Diamond drilling commenced in July 2010. As of March 31, 2012, 130 diamond holes had been drilled at 25 prospects for a total of 13,767.3 metres. 122 of these holes, totaling 13,124 metres, were drilled in the Block 5 licence area, with the remaining 8 holes, totaling 643.3 metres, in the Block 6 licence area. The locations of these holes are shown in Figure 4. All resource drilling at Mahab 4 and Maqail South comprised diamond drilling carried out by a Muscat based contractor, Gulf Geotechnical Services and Material Testing LLC (Gulf Geotechnical) using Hanjin diamond drill rigs manufactured in Korea.

Reverse Circulation (RC) Drilling

Two campaigns of RC drilling have been undertaken by Gentor in the Block 5 and Block 6 licence areas. RC drilling has been restricted to investigating exploration targets. No RC holes have been drilled at Mahab 4 or Maqail South. All RC drilling has been carried out by Mawarid Drilling, a commercial offshoot of Mawarid Mining and the current holders of the Block 1, 2 and Ghuzayn licences in Oman. As of March 31, 2012, a total of 32 RC holes had been drilled at 13 prospects for 3,670 metres. 25 of these holes were drilled, totaling 2,849 metres, in the Block 5 licence area, with the remaining 7 holes (for 821 metres) in the Block 6 licence area. All drill hole locations can be seen in Figure 4.

Resource Drilling

Much of the drilling focus in the Block 5 licence area has centred on evaluation work at Mahab 4 and Maqail South, which comprises 56% of all drilling in Block 5. In total 80 diamond drill holes totalling 8,837 metres have been completed in these deposits. No RC drilling was used on either Mahab 4 or Maqail South. A summary of the drill holes at Mahab 4 and Maqail South is given in Table 2 below.

Table 2: Number of drill holes drilled by Gentor at Mahab 4 and Maqail South.

Prospect	Diamond Drill holes	RC Drill holes	Metres	%
Mahab 4	50		6,169	39
Maqail South	30		2,668	17

Mahab 4

Mahab 4 has been drilled on 20 or 40 metre sections with 20 metre fence lines. To date 50 diamond drill holes have been completed, totalling 6,169 metres. Primary massive sulphide at Mahab 4 is consistently copper rich; intersections reported to date typically run 3% to 4% Cu, and often include zones up to 7% or 8%. A summary of intersections is set out in Table 3 below. In Table 3 massive sulphide mineralisation is abbreiviated as “MS”, semi-massive sulphide as “SMS”, quartz vein stringer mineralisation as “QVS” and gossan as “GOS”.

Gold grade in primary massive sulphide is usually between 0.2 g/t and 0.5 g/t, but small zones of 0.5 g/t to 1 g/t are present towards the upper and distal margins of the sulphide mound. Copper grade in stockwork mineralisation at Mahab 4 is variable. Intersections reported to date typically contain between 0.3 and 1% Cu, but often include 5 metre to 10 metre zones that run 1% to 2% Cu. Gold grade in stockwork mineralisation is low.

Legend
Author: Gentor; Date: 29 June 2012
VMS deposit
Drill hole
City
Highway
Gentor Project Area
Tenement
N
Zuha
To Sohar
As Sahm
Al Khaburah
Maqail South
Hara Kilab
Mahab 3
Mahab 4
BLOCK 5
(AL FAIRUZ MINING)
Ghuzayn 3
GHUZAYN BLOCK
(MAWARID)
BLOCK 6
(AL ZUHRA MINING)
To Muscat
Hayl As Safil
Daris

Figure 4: Map showing Gentor drill holes in Blocks 5 and 6

Table 3: Summary of diamond drill intersections at Mahab 4 a

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D003					No significant mineralisation
GRB5D005	107.37	175.46	68.09	68.09	QVS	0.71	0.01	0.02	0.23
GRB5D006					No significant mineralisation
GRB5D008	162.29	166.33	4.04		QVS	0.7	0.03	0.03	0.26
GRB5D011	34.7	35.57	0.87	0.87	Massive sulphide	3.83	1.15	0.21	146
GRB5D011	85	89.11	4.11	4.11	QVS	0.49	0.06	0.08	0.49
GRB5D011	119.24	121.77	2.53	2.53	QVS	0.46	0.01	0.01	0
GRB5D020	40.15	55.55	15.4	15.4	Massive sulphide	7.4	0.17	0.91	7.9
GRB5D025					No significant mineralisation
GRB5D026	52.6	53.27	0.67	0.67	Massive sulphide	0.93	0.53	0.34	25
GRB5D028	45.96	49.67	3.71	3.71	Massive sulphide	2.2	0.83	7.13	49.73
GRB5D030	32.05	63	30.95	30.95	MS + SMS + QVS	3.16	0.28	1.29	17.4
GRB5D032	67.15	87.45	20.3		Jasper + Massive sulphide	5.79	0.37	2.42	22
GRB5D035	44.42	98.61	54.19	54.19	MS + SMS + QVS	4.97	0.19	0.85	9.6
GRB5D039					No significant mineralisation
GRB5D041					No significant mineralisation
GRB5D042	108.2	111	2.8		Massive sulphide	5.03	0.17	1.29	17.7
GRB5D042	119.7	129.9	10.2		Massive sulphide	5.25	0.3	1.02	13.8
GRB5D045					No significant mineralisation
GRB5D047	96.6	121	24.4	24.4	MS/SMS	4.68	0.21	1.68	13.8
GRB5D048	57.2	129	71.8	71.8	QVS	0.56	0.04	0.09	1.03
GRB5D050					No significant mineralisation
GRB5D052	90.54	106.89	16.35		QVS	0.72	0.05	0.13	1.4
GRB5D054	67.89	73	5.1		SMS/QVS	0.72	0.04	0.05	0.8
GRB5D055					No significant mineralisation
B5MB4D057	104.15	107	2.85		QVS	0.44	0.04	0.14	5.4
B5MB4D059	33.5	43.69	10.19		Massive sulphide	6.69	0.48	3.2	20
B5MB4D061					No significant mineralisation
B5MB4D063					No significant mineralisation
B5MB4D064	13.5	53	39.5	39.5	GOS/MS/SMS	4.81	0.25	0.38	16.7
B5MB4D066	1.5	24.2	22.7	22.7	GOS/MS	3.76	0.54	15.4	0.09
B5MB4D067	32.95	41	8.05	8.05	Massive sulphide	3.18	0.53	24	0.39
B5MB4D069					No significant mineralisation
B5MB4D070	12.42	36.46	24.04	24.04	Massive sulphide	6.32	0.49	1.1	24.2
B5MB4D070	42	44	2	2	QVS	1	0.04	0.1	1.5
B5MB4D070	55.2	59.27	4.07	4.07	QVS	1.5	0.06	0.1	3.2
B5MB4D071	63.15	120	56.85	56.85	MS/SMS	6.21	0.22	0.9	10.4

 a Holes marked in red represent scissor holes drilled from west to east across the primary structural orientation.

Table 3 continued…

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
B5MB4D072					No significant mineralisation
B5MB4D074	70.35	105.4	35.09	35.09	Massive sulphide	4.82	0.38	17.7	0.85
B5MB4D075	91	96.34	5.34		Massive sulphide	7.84	0.22	1.2	6
B5MB4D077	68.64	71.36	2.72	2.72	UMB/MS	0.81	0.15	1.6	6.7
B5MB4D079	96	130.4	34.35		QVS/SMS	0.22	0.03	0	0.8
B5MB4D080					No significant mineralisation
B5MB4D082	82.45	116	33.55		MS/QVS	0.55	0.09	0.9	3.7
B5MB4D083	45.15	88.44	43.29	43.29	MS/SMS/QVS	3.62	0.24	0.9	11.8
B5MB4D084A	11.9	24.5	12.6	12.6	GOS	0.02	2.52	0	16.2
B5MB4D084A	24.5	86	61.5	61.5	MS/SMS/QVS	2.08	0.14	0.7	7.7
B5MB4D084A	108.6	116	7.4	7.4	MS/QVS	1.5	0.04	0	3.2
B5MB4D086					QVS but no significant grade
B5MB4D088	133.87	142	8.13		Massive sulphide	4.67	0.12	0.7	9.4
B5MB4D089	144.79	145.79	1		Massive sulphide	3.7	0.23	0.16	13
B5MB4D091	129.5	147.7	18.17		Massive sulphide	5.18	0.16	0.8	10
B5MB4D093	115.39	116.34	0.95		Massive sulphide	8.49	0.18	0.9	21
B5MB4D093	130.74	143.47	12.73		Massive sulphide	5.03	0.29	2	16
B5MB4D095	125.5	158.72	33.22		QVS/SMS/MS	0.24	0.03	0.1	1.3
B5MB4D097	70.6	89.09	18.49		Massive sulphide	5.25	0.3	0.8	12.5
B5MB4D100					QVS but no significant grade
B5MB4D103	127	155	28		QVS	0.63	0.02	0	1.3

Maqail South

Maqail South has been drilled on a roughly 40 metre by 40 metre grid. To date 30 diamond drill holes have been completed, totaling 2,668 metres and 19 of these drill holes were not sampled as they did not intersect significant sulphide mineralisation. Primary massive sulphide at Maqail South is copper-rich; intersections reported to date typically run 3 to 4% Cu, although grades of 7% are present in GRB5D0024 and the lower part of GRB5D031. A summary of intersections is set out in Table 4 below. Gold grades throughout are less than 0.3 g/t and zinc and silver grades are also at a low level. Copper grade in the quartz vein stringer portion of the Maqail South deposit is variable and mostly less than 0.5% Cu.

Exploration Drilling

Gentor has drill tested 25 targets in the Block 5 licence area and 9 targets in the Block 6 licence area since June 2010. At the time of the Technical Report, Gentor has drilled 121 diamond holes and 25 RC holes, totalling 15,965 metres in the Block 5 licence area, and 5 diamond holes and 10 RC holes, totaling 1,464 metres in the Block 6 licence area. In Block 5, two new VMS discoveries have been made at Mahab 4 and Maqail South, and preliminary check drilling has been undertaken on two historically known VMS deposits at Hara Kilab and Mahab 3. Table 5 summarises all Gentor drilling completed as of the end March 2012. Table 6 lists the significant intersections from this exploration drilling. Note there were no significant intersections in Block 6.

Table 4: Summary of diamond drill intersections at Maqail South

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D004					No significant mineralisation
GRB5D007					No significant mineralisation
GRB5D009					No significant mineralisation
GRB5D0021					No significant mineralisation
GRB5D0022					No significant mineralisation
GRB5D0023	68.02	74.27	6.25	6.25	Massive sulphide	3.3	0.16	0.02	2.69
GRB5D0024	63.71	70.39	6.68	6.68	Massive sulphide	7.42	0.29	0.03	4.95
GRB5D0024	90.44	97.74	7.3	7.3	QVS	0.44	0.02	0.01	1
GRB5D0024	114.43	117.32	2.89	2.89	QVS	0.82	0.02	0.02	2
GRB5D027					No significant mineralisation
GRB5D031	43.86	57.46	13.6	13.6	Massive sulphide	3.22	0.08	0.02	0.76
GRB5D031	50	54.54	4.54	4.54	Massive sulphide	7.4	0.12	0.02	1.52
GRB5D034					No significant mineralisation
GRB5D036	22	27	5	5	SMS/QVS	1.14	0.1	0.03	2
GRB5D037					No significant mineralisation
GRB5D040					No significant mineralisation
B5MQSD092					No significant mineralisation
B5MQSD094					No significant mineralisation
B5MQSD096					No significant mineralisation
B5MQSD098					No significant mineralisation
B5MQSD099					No significant mineralisation
B5MQSD101					No significant mineralisation
B5MQSD102					No significant mineralisation
B5MQSD104					No significant mineralisation
B5MQSD105	52.77	54.75	1.98	1.7	Massive sulphide	6.68	0.12	0.02	1.4
B5MQSD106					No significant mineralisation
B5MQSD108					No significant mineralisation
B5MQSD110					No significant mineralisation
B5MQSD112					No significant mineralisation
B5MQSD113					No significant mineralisation
B5MQSD115					No significant mineralisation
B5MQSD116					No significant mineralisation
B5MQSD118					No significant mineralisation

Table 5: Exploration holes drilled in Block 5 and Block 6

Prospect	# Diamond	# RC	Total Metres	Block	%
Mahab 4	50		6,169	5	38.6
Maqail South	30		2,668	5	16.7
Maqail	5	4	829	5	5.2
Dahwa	2	4	665	5	4.2
Mahab 2		7	652	5	4.1
Sarami East		4	632	5	4.0
Omah		3	450	5	2.8
Wadi Ahin	3		390	5	2.4
Sarami Gossan	4		333	5	2.1
Mahab 3	4		306	5	1.9
Hara Kilab	3		300	5	1.9
Mahab 4 East	1	1	298	5	1.9
Sarami 35	4		278	5	1.7
Mahab 2 East		2	273	5	1.7
Hayl West	2		251	5	1.6
Smeidi	2		221	5	1.4
Doqal West	2		211	5	1.3
Hilti	1		164	5	1.0
Shebibat North	2		159	5	1.0
Sarami_36	1		150	5	0.9
Impossible Hill	2		147	5	0.9
Shebibat	1		129	5	0.8
Sarami_33	1		121	5	0.8
Smeidi W	1		111	5	0.7
Mahab 4 North	1		60	5	0.4
Halhal North	2	2	482	6	32.9
St.Nic		3	208	6	14.2
Al Kulaiah		2	180	6	12.3
Quwayrah Far We		1	148	6	10.1
Quwayrah West	1		110	6	7.5
Kulaiah South		1	102	6	7.0
Siyah East	1		99	6	6.8
Fardah		1	94	6	6.4
Khazam East	1		41	6	2.8

Table 6: Summary of intersections from Gentor's exploration drilling

Prospect	Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
Mahab 2	B5MB2RC01	49.00	54.00	5.00	3.8	QVS	2.81	0.01	0.00	18.4
Mahab 2	B5MB2RC03	20.00	29.00	9.00	Unknown	QVS	0.67	0.01	0.00	2.3
Mahab 2	B5MB2RC04	19.00	22.00	3.00	Unknown	QVS	0.46	0.01	0.00	1.7
Mahab 2	B5MB2RC04	34.00	43.00	9.00	Unknown	QVS	1.86	0.02	0.00	5.0
Mahab 3	GRB5D013	15.00	31.02	16.02	6.0	Gossan/MS	0.48	1.36	1.79	3.6
Mahab 3	GRB5D013	24.50	30.02	5.52	2.0	MS	1.12	0.39	5.15	7.4
Maqail	B5MQLRC04	53.00	58.00	5.00	3.8	MS clast in BXA	0.69	0.31	0.10	2.2
Maqail	B5MQLRC04	57.00	58.00	1.00	0.8	MS clast in BXA	1.08	1.29	0.40	8.0
Hara Kilab	GRB5D0010	32.19	37.73	5.54	5.0	MS	3.96	0.07	0.33	3.8
Dahwa	B5DHWRC04	91.00	100.00	9.00	Unknown	QVS	0.16	0.04	1.12	0.7
Dahwa	B5DHWRC04	91.00	95.00	4.00	Unknown	QVS	0.27	0.09	2.20	1.4
Sarami East	B5SRMRC01	76.00	78.00	2.00	1.0	QVS	2.26	0.02	0.20	6.5
Sarami East	B5SRMRC01	99.00	103.00	4.00	2.0	QVS	3.20	0.06	0.10	20.5
Sarami East	B5SRMRC01	115.00	119.00	4.00	2.0	QVS	3.30	0.05	0.10	9.8
Sarami 4	B5SRMD081	11.75	16.50	4.75	Along fault	BXA	1.25	0.00	0.00	2.8
Sarami Gossan	B5SRMD060	41.00	42.40	1.40	1.2	BXA	1.47	0.02	0.02	<1.0
Sarami Gossan	B5SRMD062	24.46	25.36	0.90	0.8	BXA	1.77	0.05	0.02	10.0

Mahab 4 Extended

Gentor has drilled one RC and two diamond drill holes in this area. The details of these drill holes are shown in Table 7.

Table 7: Holes drilled at Mahab 4 Extended

Name	East	North	RL	Dip	Azimuth	Total depth (m)
B5M4ERC01	468883	2656483	202	90	0	298
B5M4ND107	468463	2656601	228	90	0	59.8

Diamond Drilling

Gentor has drilled two diamond holes in the Mahab 4 Extended target area (at Mahab 4 North and Mahab 4 East). B5M4ND107 in the north was designed to test a weak VTEM and ground TDEM anomaly VB5_22 to the north-northwest (along strike) in the footwall of the Mahab 4 sequence. This hole was stopped at 59.8 metres having intersected Geotimes pillow lavas with minor pyrite and chalcopyrite disseminations and weak quartz pyritic stringer veins from surface to 27.45 metres and unmineralised Geotimes lavas below that. Weak mineralisation observed in this hole is considered to be related to a local structural zone, perhaps related to the strike extension of the Mahab 4 Main Fault. It is not considered to represent a likely source for the VTEM/TDEM anomaly, which remains unexplained. Follow up drilling from the east on section is planned. The second diamond hole in this area was a 90 metre diamond tail on B5M4ERC01 at Mahab East and this is discussed below.

RC Drilling

Gentor drilled a single RC hole with a diamond tail in the Mahab 4 Extended target area (at Mahab 4 East). B5M4ERC01 was designed to test VTEM/TDEM anomaly VB5_24 located 400 metres northeast of Mahab 4. The Geotimes-Lasail position mineralised at Mahab 4 was modelled at approximately 150 metres below surface in the vicinity of this anomaly. B5M4ERC01 was stopped at 208 metres having intersected variably altered Lasail Unit pillow lavas from surface to the end of hole. The target Geotimes-Lasail position was not reached.

Because B5M4ERC01 did not intersect any significant mineralisation and was above the targeted seafloor it was extended with a diamond tail to a depth of 298 metres, the limit of available rods, and still the Geotimes was not intersected. The VTEM/TDEM anomaly 24 remains unexplained but no immediate follow up drilling is planned as the target position is considered to be too deep. The deeper than expected Geotimes-Lasail position suggests the stratigraphy in this area may have been downthrown along a late dip-slip structure of an unknown orientation, perhaps aligned along the local north trending wadi and could have a syn-volcanic origin thus it would represent a mineralisation target. Alternatively, the area surrounding VTEM/TDEM anomaly VB5_24 may represent a Lasail volcanic centre which B5M4ERC01 drilled down.

Maqail South Extended

Gentor has undertaken limited exploration adjacent to the Maqail South VMS deposit – prospective stratigraphy down-dip and along strike remain largely un-tested. Two diamond holes, which are listed in Table 8, have been drilled 1.5 kilometres to the south (along strike) in an area named Hayl West. The key hole, B5HYWD109, was designed to test the Geotimes-Lasail position below a well-defined magnetic low anomaly.

Table 8: Drill holes drilled at Hayl West

Name	East	North	RL	Dip	Azimuth	Total depth (m)
B5HYWD109	453898	2659700	317	90	0	180
B5HYWD111	453577	2660002	321	90	0	115.4

B5HYWD109 was stopped at 180 metres having intersected Lasail Unit pillow basalts to 163.70 metres, a depositional seafloor breccia from 163.70 metres to 166 metres and footwall Geotimes Unit pillow basalts below this to the end of the hole. Lasail Unit lavas displayed semi-pervasive, moderate silica-chlorite alteration with minor pyrite-chalcopyrite stringer mineralisation and disseminations and vesicular infill. A single sample showed significant copper grade and this is shown in Table 9. Geotimes Unit lavas immediately below the Geotimes-Lasail seafloor were also weakly mineralised.

Table 9: Mineralisation intersected at Hayl West

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
B5HYWD109	52	54	2	Unknown	QVS	0.26	0.01	0.02	0.01
B5HYWD109	72.10	72.55	0.45	Unknown	QVS	3.41	0.01	0.06	1.00
B5HYWD111					No significant mineralisation

The pervasive alteration and sulphide mineralisation observed in B5HYWD109 is likely to be the source of the magnetic low target anomaly at Hayl West. This alteration and mineralisation probably indicates the presence of a long-lived hydrothermal system in the area. Given the Geotimes-Lasail seafloor depth is located at about 170 metres below surface it is possible that any massive sulphide mineralisation associated with this hydrothermal system may not have been identified by the VTEM system. Therefore this area represents a deep stratigraphic target for massive sulphide mineralisation warranting further evaluation.

Dahwa

Drilling conducted by JICA and Gentor at Dahwa has identified a large phyllic alteration zone with disseminated to stringer mineralisation that locally contains significant gold, copper and zinc grades.

Table 10: Drill holes drilled at Dahwa

Name	East	North	RL	Dip	Azimuth	Total depth (m)
GRB5D029	468624	2658362	189	60	260	174
GRB5D033	468623	2658210	185	90	0	171
B5DHWRC01	468392	2658776	181	90	0	110
B5DHWRC02	468521	2658651	180	90	0	58
B5DHWRC03	468671	2658651	180	90	0	4
B5DHWRC04	468741	2658142	186	90	0	148

Two diamond holes were drilled at Dahwa during April 2011 for a total of 345 metres, the details of which are presented in Table 10. GRB5D029 and GRB5D033 were designed to test shallow conductors identified during Gentor’s ground TEM survey. Mineralisation at the Lasail-Alley Unit seafloor was considered to be the primary exploration target. Both holes intersected Alley Unit volcanics from surface to 100 metres to 150 metres. Moderately silica-clay-chlorite altered volcanics hosting disseminated and weak stringer mineralisation were intersected below this. The latter unit is currently interpreted to be the Lasail Unit, and it is probably in faulted contact with the Alley Unit in the area drilled.

Three vertical RC holes were drilled at Dahwa during July 2011 as summarized in Table 10. B5DHWRC01, B5DHWRC02 and B5DHWRC04 were designed to test IP and magnetic anomalies to the north and south of mineralisation identified during previous JICA and Gentor drilling. All three holes intersected similar alteration to that observed in previous drilling, thereby extending the size of the known alteration system to 700 metres x 300 metres in plan view. In addition, this drilling identified several narrow zones, less than 5 metres, where stringer mineralisation was better developed. These are summarised in Table 11. The best intersection was in B5DHWRC04 which contained 9 metres @ 0.16% Cu and 1.12% Zn from 91 metres downhole (including 4 metres @ 0.27% Cu and 2.20% Zn). The extent and focus of mineralisation defined by diamond and RC drilling remains unknown and requires further evaluation by planned geophysical surveys and extensional drilling.

Table 11: Mineralisation intersected at Dahwa

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D029					No significant mineralisation
GRB5D033	163.00	164.00	1.00	Unknown	QVS	0.11	0.04	0.34	0.00
B5DHWRC01					No significant mineralisation
B5DHWRC02					No significant mineralisation
B5DHWRC03					No significant mineralisation
B5DHWRC04	91.00	100.00	9.00	Unknown	QVS	0.16	0.04	1.12	0.7

Hara Kilab

Gentor drilled three diamond holes for a total of 300 metres at Hara Kilab during 2010. These holes are listed in Table 12 and were designed to verify previous massive sulphide intersections reported by Prospection Ltd. Drilling was arranged on a NNE trending fence, with hole spacing of 25 metres and centred on the best reported intersection by Prospection Ltd. Drilling undertaken by Gentor is summarised in Table 12.

Table 12: Drill holes drilled at Hara Kilab

Name	East	North	RL	Dip	Azimuth	Total depth (m)
GRB5D0010	464546	2659939	214	75	30	100
GRB5D0012	464535	2659916	213	75	30	100
GRB5D0014	464560	2659963	214	75	30	100

GRB5D0010, the central drill hole, intersected oxidized stringer style mineralisation from surface to 27.07 metres, pyrite dominated massive sulphide from 27.07 metres to 29 metres and from 32.19 metres to 37.73 metres, and weakly altered Lasail Unit pillow basalts below this. Copper grade in stringer mineralisation was sub-economic (less than 0.1% Cu), but ranged between 0.62% and 3.96% Cu within the massive sulphide mineralisation. Gentor drill intersections at Hara Kilab are summarised in Table 13. These results should be interpreted with some caution as core recovery in the mineralised zone was typically poor (30 to 70%) due to the weathered friable character of the material.

Table 13: Mineralisation intersected at Hara Kilab

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D0010	32.19	37.73	5.54	5.0	MS	3.96	0.07	0.33	3.8
GRB5D0012					No significant mineralisation
GRB5D0014					No significant mineralisation

GRB5D0012 and GRB5D0014, to the southwest and northeast of GRB5D0010 respectively, failed to intersect massive sulphide mineralisation. Instead, both holes intersected thin, weakly mineralised umber at the Geotimes-Lasail target position, suggesting that the massive sulphide thins up and down dip but may be also fault controlled. Drilling by Gentor has confirmed the existence of copper bearing massive sulphide at Hara Kilab. Reinterpretation of the stratigraphic relationships has led to the recognition that the host stratigraphy is overturned within the prospect area. Critically, this suggests that Prospection drilling previously thought to have closed off mineralisation to the south may not have reached the mineralised seafloor position. In addition, drilling by Prospection Ltd may not have closed off mineralisation towards the northwest, although massive sulphide was shown to thin in this direction.

Maqail

Gentor have drilled five diamond drill holes and four RC drill holes for a total of 829 metres at Maqail, the details of which can be seen in Table 14. Drilling was undertaken at nominal 100 x 50 metre spacing on three north-northwest oriented drill fences. RC drilling was undertaken in October 2011 with follow up diamond drilling during early 2012.

Table 14: Holes drilled at Maqail

Name	East	North	RL	Dip	Azimuth	Total depth (m)
B5MQLRC01	456418	2664218	244	90	0	81
B5MQLRC03	456556	2664245	239	90	0	75
B5MQLRC04	456597	2664152	239	90	0	78
B5MQLRC02	456383	2664270	244	75	150	80
B5MQLD120	456423	2664210	244	60	165	83
B5MQLD117	456512	2664093	241	70	180	61.8
B5MQLD119	456563	2664194	238	90	0	160.55
B5MQLD114	456601	2664143	239	68	180	106.35
B5MQLD121	456321	2664190	244	60	165	102.8

Diamond drilling at Maqail was designed to better map the distribution of massive sulphide clasts at depth in order to provide an exploration vector towards the original source of this material. This work has allowed the development of a detailed stratigraphic column at Maqail. Essentially, three depositional breccia units with associated pelagic/exhalative sediments contain massive sulphide clasts between 1 centimetre and 10 centimetres in diameter. These seafloor breccias/sediments are typically less than 10 metres thick and alternate with weakly brecciated to massive Alley Unit lavas which are interpreted to dip shallowly to the north. B5MQLD114 intersected pyrite dominated stringer style mineralisation beneath a deposition breccia containing massive sulphide clasts. The stringer mineralisation is hosted by Alley Unit lavas and interpreted to be in-situ – it may represent a distal portion of the primary mineralisation considered to be the source of the massive sulphide clasts described above. It therefore suggests that the area drilled may be proximal to the original VMS seafloor deposit. Follow-up drilling in B5MQLD117, B5MQLD119, B5MQLD120 and B5MQLD121 along strike to the west also intersected a series of horizons hosting massive sulphide clasts and additional in-situ stringer mineralisation beneath the gossanous road cut. This suggests the original mineralisation was extensive and may have had several local centres. Maqail is considered to be worthy of further detailed along strike exploration utilizing a TEM survey.

The RC drill program was designed to initially target the surficial gossanous horizons at shallow depth and identify any significant size potential to the system. B5MQLRC04 intersected copper sulphide mineralisation at two horizons from 53 metres to 54 metres and 57 metres to 58 metres. The former interval contained 0.18 g/t Au, 2.16% Cu and 0.07% Zn whilst the latter interval contained 1.28 g/t Au, 1.08% C u and 0.43% Zn. Gentor drill intersections at Maqail are summarised in Table 15. These promising results led to the subsequent diamond drilling discussed above.

Mahab 2

Gentor has drilled seven RC drill holes for 652 metres at Mahab 2, as listed in Table 16. A summary of intersections can be found in Table 17, the best of which are 5 metres at 2.81% Cu intersected in hole B5MB2RC01 and 9 metres at 1.86% Cu intersected in hole B5MB2RC04. Mineralisation appears to be structurally controlled, is perhaps shoot like in character and weakens at depth, being truncated at depth in some holes by ultramafic extrusives exposed at surface to the east. The tonnage potential appears limited and together with the negligible gold and zinc grades it appears this system does not warrant further evaluation at present.

Table 15: Mineralisation intersected at Maqail

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
B5MQLRC01					No significant mineralisation
B5MQLRC02					No significant mineralisation
B5MQLRC03					No significant mineralisation
B5MQLRC04	53.00	58.00	5.00	3.8	MS clast in BXA	0.69	0.31	0.10	2.2
B5MQLRC04	57.00	58.00	1.00	0.8	MS clast in BXA	1.08	1.29	0.40	8.0
B5MQLD090					No significant mineralisation
B5MQLD114	35.00	36.00	1.00	0.95	MS clasts in BXA	0.49	0.04	0.02	0.00
B5MQLD117					No significant mineralisation
B5MQLD119					No significant mineralisation
B5MQLD120	36.65	37.90	1.25	~1.25	QVS	0.49	0.02	0.04	0.00
B5MQLD121					No significant mineralisation

Table 16: Holes drilled at Mahab 2.

Name	East	North	RL	Dip	Azimuth	Total depth (m)
B5MB2RC01	472991	2653639	209	60	55	110
B5MB2RC02	472991	2653639	209	80	55	125
B5MB2RC03	472959	2653750	220	65	55	70
B5MB2RC04	472959	2653750	220	85	55	57
B5MB2RC05	473046	2653679	207	60	235	60
B5MB2RC06	472938	2653855	209	55	235	110
B5MB2RC07	472318	2654382	200	70	65	120

Table 17: Mineralisation intersected at Mahab 2

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
B5MB2RC01	49.00	54.00	5.00	3.8	QVS	2.81	0.01	0.00	18.4
B5MB2RC02	77.00	78.00	1.00	0.35	QVS	0.51	0.02	0.01	3.00
B5MB2RC03	20.00	29.00	9.00	Unknown	QVS	0.67	0.01	0.00	2.3
B5MB2RC04	19.00	22.00	3.00	Unknown	QVS	0.46	0.01	0.00	1.7
B5MB2RC04	34.00	43.00	9.00	Unknown	QVS	1.86	0.02	0.00	5.0
B5MB2RC05					No significant mineralisation
B5MB2RC06					No significant mineralisation
B5MB2RC07	95.00	96.00	1.00	0.40	QVS	0.72	0.03	0.02	0.00

Mahab 3

Gentor drilled four diamond holes at Mahab 3 during late 2010 for 306 metres. These holes are listed in Table 18 and were designed to test VTEM anomaly VB5_20 and verify previous massive sulphide intersections reported by Prospection Ltd. Drilling was arranged on two northeast oriented drill fences, with GRB5D0018 on the southern fence being a scissor hole. Analyses from Gentor drilling at Mahab 3 are summarized in Table 19.

Table 18: Holes drilled at Mahab 3

Name	East	North	RL	Dip	Azimuth	Total depth (m)
GRB5D0013	467708	2658072	231	62	245	77.80
GRB5D0015	467743	2658091	231	62	245	30.45
GRB5D0017	467724	2658022	221	62	65	109.80
GRB5D0018	467676	2657988	221	62	65	88.22

The first hole, GRB5D0013, intersected the best developed mineralisation with gossan from 15 metres to 24.5 metres down-hole and several horizons of semi-massive to massive sulphide between 24.5 metres and ~31 metres depth. Core recovery was typically less than 20% from surface to 15 metres, recovered material was often sub-rounded and weakly mineralised – it is interpreted to reflect a zone of back-fill from historic artisanal mining. GRB5D0015 was collared 40 metres northeast of GRB5D0013 and designed to test the down-dip extension of massive sulphide intersected in the latter. However, it was stopped at 30.45 metres as it remained in trondhjemite intrusive. GRB5D0017 and GRB5D0018 were collared in a scissor configuration 50 metres south of the initial drill fence. GRB5D0017 was stopped at 109.80 metres having intersected several <2 metres thick zones of semi-massive to massive sulphide between 31 metres and 95 metres. These intervals alternate with fine grained intrusives and volcanics but are pyhrrotite-pyrite dominated with no significant copper or zinc grade. GRB5D0018 was stopped at 88.22 metres in trondjhemite intrusive. Several zones of semi-massive to massive mineralisation similar to those in GRB5D0017 were intersected between 55 metres and 66 metres, but these were again pyhrrotite-pyrite dominated. Therefore no significant extension of mineralisation at this deposit is likely along strike to the south or down dip to the east.

Table 19: Mineralisation intersected at Mahab 3

Hole	From (m)	To (m)	Interval (m)	True thickness (m)	Mineralisation	Cu (%)	Au (g/t)	Zn (%)	Ag (g/t)
GRB5D0013	15	31.02	16.02	6	Gossan/MS	0.48	1.36	1.79	3.6
GRB5D0013	24.5	30.02	5.52	2	MS	1.12	0.39	5.15	7.4
GRB5D0015					No significant mineralisation
GRB5D0017	41.22	41.78	0.56	Unknown	MS	0.33	0.02	0.02	1
GRB5D0018					No significant mineralisation

Mineral Processing and Metallurgical Testing

In October 2011 Gentor selected ten drill core samples of the main mineralisation types present at the Mahab 4 for preliminary froth flotation testwork. A total of 104kg of material comprising an average of 10 kg per sample involved three samples of stringer mineralisation, six samples of massive sulphide and semi-massive sulphide mineralisation (including one supergene enriched and one zinc rich sample) and one low copper grade pyritic massive sulphide sample. Gentor commissioned Wardell Armstrong International (WAI) based in Cornwall, UK to provide a programme of scoping flotation testwork initially on a composite sample of the high grade massive sulphide copper mineralisation using nominal parameters for Omanian massive sulphides derived from current operating practice and previous feasibility studies.

Test Work Program

In order to maximise the efficiency of the preliminary program the experiences and parameters of flotation treatment of various Oman Cyprus-type VMS deposits was utilised and incorporated into this phase of test work to provide initial test conditions. In addition, a detailed mineralogical examination of the composite sample was undertaken in order to determine factors such as the main sulphide and gangue minerals present, their liberation sizes and degrees of alteration. The massive sulphide mineralisation at Mahab 4 has a simple mineralogy comprising dominant early brecciated pyrite, partly replaced at all size levels by chalcopyrite and minor sphalerite; in a silica rich gangue. This enabled identification of the most appropriate grind size, for each sample prior to undertaking additional flotation tests in order to optimise reagent conditions including defining collector type and dosage, flotation pH, and circuit configuration including number and length of cleaning stages. Resultant base case conditions established included:

•	Grinding D80: 60 µm
•	pH 11.5
•	200 g/t Cytec A238 collector

The final program recently completed involved ten rougher tests and five cleaner tests.

Test Work Results

Base case conditions applied to a combined massive sulphide-semi-massive sulphide sample grading 9.77% copper, producing a copper recovery of 85% to an acceptable 20.2% copper concentrate. Follow-up rougher tests using the base case but varying the initial conditions - produced a variety of higher grade concentrates with lower recoveries as can be seen in Figure 5. However, finer grinding applied to allow 80% passing 40 microns released more copper tied up within pyrite grains to give a +90% copper recovery.

Subsequent cleaner tests, the results of which are plotted in Figure 6, have shown that it is possible to achieve either:

•	a circa 20.0% copper grade to 94% recovery from roughing alone, or,
•	a circa 27.5% copper grade to 90% recovery from roughing + one stage of cleaning

The concentrate contained 30-50% of the sulphide content depending on the copper grade. The efficiency of the cleaner process determined that regrinding options appear to add little benefit. This test work therefore suggests that a relatively simple beneficiation process using standard techniques and reagents is applicable for the Mahab 4 massive sulphides to produce a clean economic concentrate.

Gentor is now preparing a wider selection of representative core samples including stringer zone and lower grade massive sulphide samples in order to determine standard testwork treatment parameters for the range of important and representative bulk mineralisation types at Mahab 4. This approved further feasibility test work will provide a comprehensive understanding of flotation conditions for this deposit.

Following the successful initial results that were finalised in April 2012 Gentor is now interested to explore the effect of head grade on flotation response and as such, has asked WAI to undertake additional testing on:

•	A combined sample of stringer vein material with an average head grade of circa 0.8-0.9% Cu which they have in stock and,
•	Massive sulphide mineralisation with a head grade of circa 4% Cu. This will involve sending a further batch of recently drilled core to WAI.

Figure 5: Mahab 4 massive sulphide Rougher Results

Figure 6: Mahab 4 massive sulphide Cleaner Results

It should be noted that the grade of the ‘base case condition’ sample investigated here, at almost 10% Cu, has a significantly higher grade than the average massive sulphide grade at Mahab 4. It may have an unrepresentatively high proportion of supergene mineralisation, enriched in copper, gold and lead and therefore H&S Consultants (Pty) Ltd does not consider it to be representative of the Mahab 4 massive sulphide resources reported here. At the time of the Technical Report Gentor had submitted a second set of samples for metallurgical test work. The results obtained by Gentor subsequent to the Techinical Report were similar to the results reported above.

The metallurgical testing is still at an early stage and the results appear positive, however further work is required to achieve feasibility standard.

Mineral Resource Estimates

In June 2012, the Company announced maiden NI 43-101 mineral resource estimates for the Company’s Omani properties. The estimates at Mahab 4 are based on 50 drill holes totalling 6,169 metres of diamond core on 25 metre x 50 metre sections (with some 25 metre line in-fill lines), and at Maqail South on 30 drill holes totalling 2,668 metres of diamond core, completed to the end of April 2012.

Summary

Gentor is exploring the Semail Ophiolite Complex in northern Oman for Cyprus-type VMS deposits in a highly prospective geological environment, where clusters of small high-grade VMS deposits have been shown to be economically extractable. The following maiden resource estimates are based on Gentor’s discovery of two VMS deposits in 2010/2011 - exploration continues in the surrounding area for further mineralisation following this “cluster hypothesis”. The discoveries of the Mahab 4 and Maqail South deposits represent a major step on the growth path towards accumulating sufficient resource to warrant an early development decision. However, significant further exploration discoveries or resource acquisitions will be required before full development studies can be launched.

The following maiden mineral resource estimates were prepared by independent consultants H&S Consultants Pty Ltd (“H&SC”), and are set out in the following tables (the effective date of these estimates is June 29, 2012):

Table 20: Summary of all estimated Sulphide Resources at 0.30% Copper cut-off

By Resource Category

Deposit	Category	Tonnage (kt)	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Mahab 4	Indicated	916	2.8	0.2	8.5	0.080	0.54
Mahab 4	Inferred	590	0.9	0.1	2.5	0.012	0.14
Maqail South	Inferred	160	3.8	0.1	2.4	0.002	0.02
Total Indicated		916	2.8	0.2	8.5	0.080	0.54
Total Inferred		750	1.5	0.1	2.5	0.010	0.12

Table 21: Summary of all estimated Sulphide Resources at 0.30% Copper cut-off

By Zone & Resource Category

Deposit	Category	Zone	Tonnage (kt)	Cu (%)	Au (g/t)	Ag (g/t)	Pb (%)	Zn (%)
Mahab 4	Indicated	Zone 2	400	5.0	0.4	16.7	0.141	0.96
Mahab 4	Inferred	Zone 2	45	3.9	0.5	20.4	0.121	1.09
Mahab 4	Indicated	Zone 3	516	1.0	0.0	2.2	0.032	0.21
Mahab 4	Inferred	Zone 3	545	0.6	0.0	1.0	0.003	0.06
Maqail South	Inferred	Zone 2	121	4.8	0.2	2.8	0.002	0.02
Maqail South	Inferred	Zone 3	39	0.5	0.0	1.2	0.001	0.02

Methodology

Prior to the resource estimation H&SC inspected the property, witnessed drilling activities, visited the site office in Sohar, talked with staff and observed and commented on sampling, QA/QC, geological logging, geotechnical data acquisition, density measurements and general data handling protocols. Data validation was carried out including checking drill core against logs and checking drill hole collar locations.

The wireframes used for estimation were constructed by H&SC and based on cross-sectional interpretations of the geology provided by Gentor. These interpretations are consistent with the available data and are considered to be a reasonable and realistic representation of the mineralisation. Three broad resource areas were categorised: Zone 1 for oxides, Zone 2 representing the seafloor massive sulphide, and Zone 3 for the lower-grade sub-seafloor semi-massive sulphide and quartz vein stringer material. An oxide zone (Zone 1) is present at Mahab 4 but absent at Maqail South.

Three dimensional block models were generated with blocks 5x10x5 metres (east, north and RL respectively) for Mahab 4 and blocks 10x5x10 metres (east, north, RL respectively) for Maqail South. A hard boundary was used for grade estimations within the wire-framed mineralised Zones 1 (oxide), 2 (massive sulphide) and 3 (stringer zone). Three search passes were used to populate blocks. The Mahab 4 resource estimates are limited to a depth of around 200 metres below surface. The Maqail South resource estimates are limited by interpreted mineralisation to a depth of around 80 metres below the surface. H&SC has assessed the elements required to categorise the estimates and has assigned the estimated resources at Mahab 4 to the Inferred and Indicated Resource categories and the resources at Maqail South to the Inferred Resource category in accordance with NI 43-101 guidelines. H&SC considers there to be reasonable potential for expanding existing resources along strike to the south of Mahab 4 but resources are unlikely to be significantly expanded down dip due to decreasing grades.

Figure 7: Mahab 4 Plan – drill density & grade distribution

Figure 8: Mahab 4 block model - Oblique view looking towards the northwest of the reported resource highlighting copper distribution

Figure 9: Maqail South block model - oblique view looking eastward showing Zone 2 (massive sulphide) and Zone 3 (stringer) material distribution

Figure 10: Maqail South cross section looking north east showing copper grade distribution

Outlook

In the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2011, the Company disclosed that, based on its then current plans, the Company expected its then current cash position to be sufficient to fund the Company’s proposed 2012 exploration program and corporate overhead until the second or third quarter of 2012. However, due to cost reductions undertaken during 2012 to conserve cash, and based on 2013 plans, the Company anticipates that the Company’s current cash position is sufficient to fund it activities and corporate overhead until the third or fourth quarter of 2013.

A reduced exploration program for Oman is contemplated for 2013 in line with current poor market conditions. Such program is dependent on securing additional financing, and would consist of (a) further work on the Mahab 4 prospect including some ground geophysics to identify peripheral targets followed by drilling if warranted, and (b) further metallurgical test work on both the Mahab 4 and Maqail South prospects to follow more closely the treatment programs used elsewhere in Oman’s copper extraction industry. No assurances can be given that the Company will successfully secure any such additional financing. See “Risk Factors”.

Turkey

The Company’s exploration activities in Turkey during fiscal year 2012 comprised detailed geological and geophysical investigations at the Hacimeter Prospect and more general terrain scale prioritization, target generation and opportunity identification elsewhere in Turkey. The latter involved the acquisition and development of a regional exploration database, desk top prospectively reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work has led to the identification of several highly prospective VMS exploration targets which will be further followed up during 2013.

Hacimeter Prospect

On April 30, 2012, Gentor announced that it had entered into an agreement with the Besler Group (the “Licence Holder”), a Turkish minerals company focused in Eastern Anatolia. The Licence Holder holds a Category IV Operating License (#45207) covering an area of 5,283.33 hectares at Hacimeter in the Erzurum District of north-eastern Turkey (the “Hacimeter Project”). Under the terms of the agreement, Gentor was granted a 12 month option period for the purposes of funding and carrying out the exploration for copper and base metals. Gentor paid the Licence Holder a US$200,000 option fee under the said agreement (the option underlying said agreement, the "Hacimeter Option"). The Hacimeter Option provided the Company with the option to acquire a 70% interest in the Hacimeter Project, as to which a further US$400,000 would have been payable by Gentor to the Licence Holder, and Gentor would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, Gentor would have been required to pay annual sums of US$300,000 to the Licence Holder. As of the date of this filing, the Hacimeter Option has expired under its terms. The Company and the License Holder are in discussions to potentially extend the Hacimeter Option, although no assurances can be given that any such agreement will be reached.

During 2009, Besler geologists discovered an outcropping body of stringer mineralisation at Hacimeter following investigation of copper-zinc anomalism in regional stream geochemical data. In conjunction with a previous JV partner, Besler conducted geological mapping, surface grab geochemical sampling, trenching, IP and drilling at Hacimeter during the 2010 and 2011 field seasons. Twenty one diamond drill holes for 2,127 metres were completed during 2010 and twenty two diamond drill holes for 2,884.8 metres were completed during 2011. The 2011 drilling identified a second body of stringer dominated mineralisation 500 metres to the southeast of the known mineralisation. Disseminated to stringer mineralisation in both areas is hosted in ophiolitic mafic volcanics and interpreted to represent the feeder portion of a Cyprus type VMS system.

During fiscal 2012, an exploration program comprising geological mapping, soil sampling, trenching, ground EM and diamond drilling was completed by Gentor at Hacimeter. This work was designed to rapidly evaluate the likelihood of there being a critical resource mass which could feasibly lead to development. EM was considered to be the key tool in this regard, as it would efficiently indicate the presence or absence of a large massive sulphide body at depth in the vicinity of the known mineralisation.

Twenty seven line kilometres of moving loop TEM data were acquired at Hacimeter by GEM Geophysics, an Australian based geophysical contractor, during June 2012. The survey covered known mineralisation in the central project area at 100 metre line spacing, and surrounding areas to the east and west at 200 metre line spacing. Survey outcomes were generally disappointing – as no strongly conductive bodies of potentially economic size were identified.

Gentor drilled eighteen diamond drill holes for 2,164.6 metres at Hacimeter during July – August 2012. The first six holes of the program confirmed the continuity and grade of mineralisation in the Northern Area tested by Besler. The second part of the program was dedicated to drilling previously un-tested geophysical and geological targets to the south of the Hacimeter Main Fault that cuts off the shallow northern mineralization. This drilling led to the discovery of copper-gold rich semi-massive and massive mineralisation at depth in GA-H7 and GA-H8, and shallow, gold rich massive sulphide in GA-H16.

During fiscal 2012, reconnaissance mapping and stream sampling in the wider ophiolite hosting the Hacimeter Project was also undertaken. Five areas formed the focus of this work, and these target areas were identified on the basis of a regional prospectivity review by a consultant geologist based in Ankara. Each target area had defined drainage geochemical anomalism and was evaluated in terms of how likely it was to host Cyprus type VMS mineralisation. VMS prospectivity in the wider Sahvelet Ophiolite is limited by the paucity of permissive host lithologies; the ophiolite is dominated by ultramafic rock and ultramafic melange. Hacimeter and Yoncali, both on the southern flank of the ophiolite, are the only two areas known to host significant volumes of mafic volcanics.

Outlook

From the Company’s base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for volcanogenic massive sulphide mineralisation, in particular.

Idaho Property

Gentor also has a molybdenum-tungsten project (the "Idaho Project") in east-central Idaho, U.S. The Company is currently devoting substantially all of its resources to its activities in Oman and Turkey. No substantive exploration activities have been undertaken at the Idaho Project since the end of 2008. In December 2012, Gentor issued a press release announcing that it has entered into an agreement to sell all of its shares of its wholly-owned Idaho subsidiary, Gentor Idaho, Inc., for nominal consideration. Gentor Idaho, Inc. holds the Idaho Project. The proposed purchaser of the said shares is Lloyd J. Bardswich, who is the sole director and officer of Gentor Idaho, Inc., and was formerly President, Treasurer, Chief Financial Officer and a director of the Company. The transaction is subject to the approval of the TSX Venture Exchange, and has not been completed as of the date of this Form 20-F.

Qualified Person

Dr. Peter A. Ruxton, who is the Company's Chief Executive Officer and President and a "qualified person" (as such term is defined in NI 43-101), has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral projects.

Item 4A.   Unresolved Staff Comments

Not applicable.

Item 5.   Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2012 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.	Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2012 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.	Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2012 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

E.	Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G.	Safe Harbor

Not applicable.

Item 6.   Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served as a Director and/or Officer Since
Dr. Peter A. Ruxton	55	President, Chief Executive Officer and a director	March 8, 2010 (director and officer)
Arnold T. Kondrat	60	Executive Vice President and a director	July 31, 2007 (director and officer)
Donat K. Madilo	51	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	46	General Counsel and Corporate Secretary	April 7, 2011
Rudolph de Bruin (1)	60	Director	March 8, 2010
Dr. David Twist (1)	59	Director	March 8, 2010

(1)	Member of the audit committee of the board of directors of the Company.

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

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 25 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. Mr. Kondrat is the principal founder, and Executive Vice President and a director, of Banro Corporation ("Banro") (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC). He is also the principal founder, and Executive Vice President and a director, of Loncor Resources Inc. (a mineral exploration company listed on the Toronto Stock Exchange and the NYSE MKT LLC), a consultant to and director of Delrand Resources Limited (a mineral exploration company listed on the Toronto Stock Exchange and the JSE) and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 23 years of experience in accounting, administration and finance in the Democratic Republic of the Congo (the "DRC") and North America. He is Chief Financial Officer of each of Banro and Loncor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel and Corporate Secretary of Banro, and General Counsel and Corporate Secretary of each of Gentor, Loncor Resources Inc. and Delrand Resources Limited. He is also currently a director of Delrand Resources Limited. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

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

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Rudolph de Bruin	Sephaku Holdings Ltd.

Arnold T. Kondrat	Banro Corporation Delrand Resources Limited Loncor Resources Inc.

Peter A. Ruxton	Platmin Limited
Alexander Nubia International Inc.

David Twist	Sephaku Holdings Ltd. Baobab Resources PLC Universal Coal PLC

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Executive Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the executive officers of the Company for the financial year ended December 31, 2012.

Name and Principal Position	Year	Salary (1) (US$)	Share-based awards (US$)	Option-based awards (2) (US$)		Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)		Total Compensation (US$)
Peter A. Ruxton Chief Executive Officer	2012	$176,406	N/A	$92,874	(3)	Nil	$6,343	(4)	$275,623
Donat K. Madilo Chief Financial Officer	2012	Nil	N/A	Nil		Nil	Nil		Nil
Arnold T. Kondrat Executive Vice President	2012	Nil	N/A	Nil		Nil	Nil		Nil
Geoffrey G. Farr General Counsel and Corporate Secretary	2012	$100,000	N/A	Nil		Nil	Nil		Nil

(1)	The salary for Dr. Ruxton is paid in United Kingdom pounds. The U.S. dollar amount set out in the above table for the salary of Dr. Ruxton was calculated using an average exchange rate for 2012 of US$1.00 = £0.6236.

(2)	No stock options were granted by the Company in 2012 to any of Mr. Madilo, Mr. Kondrat or Mr. Farr.

(3)	This amount represents the grant date fair value of stock options awarded in 2012 to Dr. Ruxton under the Company's Stock Option Plan, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2012 of Cdn$1.00 = US$1.0008. Such grant date fair value was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.90, with the key valuation assumptions being stock price volatility of 67.33%, risk free interest rate of 0.81%, no dividend yield and expected life of 5 years.

(4)	This amount represents life insurance premiums.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the executive officers of the Company as at December 31, 2012:

Outstanding share-based awards and option-based awards
	Option-based Awards						Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (#)		Option exercise price	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Peter A. Ruxton	August 30, 2010	300,000	(1)	US$0.75	August 30, 2015	Nil	N/A	N/A
Peter A. Ruxton	February 15, 2012	200,000	(1)	Cdn$1.09 (US$1.10)(2)	February 15, 2017	Nil	N/A	N/A
Donat K. Madilo	N/A (4)						N/A	N/A
Arnold T. Kondrat	N/A (4)						N/A	N/A
Geoffrey G. Farr	December 14, 2011	100,000	(1)	Cdn$1.24 (US$1.25)(2)	December 14, 2016	Nil	N/A	N/A

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	The exercise price of these stock options is in Canadian dollars. The U.S. dollar figure was calculated using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

(3)	This is based on the closing sale price per share of the Company’s common shares on December 31, 2012 of Cdn$0.08 as reported by the TSX Venture Exchange, which is equivalent to US$0.08 using the noon exchange rate on December 31, 2012 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$1.0051.

(4)	Neither Mr. Madilo nor Mr. Kondrat held any stock options of the Company as at December 31, 2012.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the executive officers of the Company, which vested and/or were earned during the year ended December 31, 2012:

Incentive plan awards - value vested or earned during the year

Name	Option-based awards – Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Peter A. Ruxton	$11,547	N/A	N/A
Donat K. Madilo (2)	Nil	N/A	N/A
Arnold T. Kondrat (2)	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the executive officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)	Neither Mr. Madilo nor Mr. Kondrat held any stock options of the Company during the year ended December 31, 2012.

Non-Executive Directors

None of the directors of the Company received any remuneration from the Company during the financial year ended December 31, 2012 for their services in their capacity as directors.

The Company's directors are eligible to receive stock option grants under the Corporation's stock option plan, as determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock options are granted. No stock options were granted by the Company to any of the directors of the Company during the financial year ended December 31, 2012, other than Dr. Ruxton (see the first table under "Incentive Plan Awards" above with respect to Dr. Ruxton).

As at December 31, 2012, no option or share-based award was held by any director of the Company other than Dr. Ruxton (see the first table under "Incentive Plan Awards" above with respect to Dr. Ruxton). During the financial year ended December 31, 2012, no option or share-based award or non-equity incentive plan compensation in respect of the directors of the Company vested or was earned other than with respect to Dr. Ruxton (see the second table under “Incentive Plan Awards” above).

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

Employment Contracts with Executive Officers

The Company and Dr. Ruxton have entered into an employment contract (the "Ruxton Agreement") which sets out the terms upon which Dr. Ruxton performs the services of Chief Executive Officer and President of the Company. Under the Ruxton Agreement, Dr. Ruxton is currently paid an annual salary of 110,000 United Kingdom pounds, and the Company may, in the sole discretion of the Board, pay to Dr. Ruxton an annual performance bonus. The term of the Ruxton Agreement expires on January 1, 2014, but may be renewed for a further period by agreement between the Company and Dr. Ruxton.

The Company and Mr. Farr have entered into an employment contract (the "Farr Agreement") which sets out the terms upon which Mr. Farr performs the services of General Counsel and Corporate Secretary of the Company. Under the Farr Agreement, Mr. Farr is currently paid an annual salary of US$100,000, and the Company may, in the sole discretion of the Board, pay to Mr. Farr an annual performance bonus. The term of the Farr Agreement expires on February 1, 2014, but may be renewed for a further period by agreement between the Company and Mr. Farr.

There is no written employment contract between the Company and Mr. Madilo or the Company and Mr. Kondrat.

Audit Committee

The members of the Audit Committee are Rudolph de Bruin and David Twist.

Summary of Terms of Reference for the Audit Committee

The Audit Committee must be comprised of at least three directors (there is currently a vacancy on the Audit Committee), each of whom must satisfy the independence, financial literacy and experience requirements of applicable corporate and securities laws and applicable stock exchange requirements and guidelines. The Audit Committee must (a) review the annual financial statements of the Company and the related management’s discussion and analysis before they are approved by the Board, and (b) review all interim financial statements of the Company and the related management’s discussion and analysis and, if thought fit, approve all interim financial statements and the related management’s discussion and analysis. In addition, the Audit Committee is responsible for:

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2012, December 31, 2011 and December 31, 2010:

Location	Dec. 31, 2012	Dec. 31, 2011	Dec. 31, 2010

Gentor head office in Toronto, Canada	5	5	2

Oman (exploration project)	12	9	5

Turkey (exploration project)	4	-	-

Totals:	21	14	7

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and executive officers as of April 22, 2013 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors and executive officers as of April 22, 2013 (each stock option is exercisable for one common share of the Company).

Name	Number of Common Shares Owned		Percentage of Outstanding Common Shares		Number of Stock Options Held

Rudolph de Bruin	Nil	(1)	Nil	(1)	Nil

Geoffrey Farr	Nil		Nil		100,000 stock options exercisable at a price of Cdn$1.24 per share until December 14, 2016.

Donat K. Madilo	Nil		Nil		Nil

Arnold T. Kondrat	14,197,500		22.62%		Nil

Peter A. Ruxton	100,000	(2)	0.16%		300,000 stock options exercisable at a price of US$0.75 per share until August 30, 2015. 200,000 stock options exercisable at a price of Cdn$1.09 per share until February 15, 2017.

David Twist	Nil	(1)	Nil	(1)	Nil

(1)	See note (3) of Item 7.A. of this Form 20-F, "Major Shareholders", for information in respect of preference shares of Arabian Peninsula Projects Ltd held by Rudolph de Bruin and David Twist, which preference shares are exchangeable for common shares of Gentor.

(2)	These shares are held by an entity controlled by Dr. Ruxton.

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

The New Plan

The Company established a new stock option plan in 2011 (the "New Plan"). As of the date of this Form 20-F, there are outstanding under the New Plan 700,000 stock options. In establishing the New Plan, the Board also provided that no additional awards will be made under the 2010 Plan and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan as set out below. The following is a summary of certain terms of the New Plan.

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

Name of Plan	Number of common shares to be issued upon exercise of stock options outstanding as of the date of this Form 20-F		Exercise price of outstanding stock options per share	Number of common shares remaining available for future issuance (excluding outstanding awards)

2010 Plan	400,000	(1)	US$0.90	Nil
	725,000	(2)	US$0.75

New Plan	100,000	(3)	Cdn$1.24	10,300,000 common shares
	200,000	(4)	Cdn$1.09
	200,000	(5)	Cdn$0.85
	200,000	(5)	Cdn$1.09

Total:	1,825,000

(1)	Each of these stock options was granted on April 1, 2011, expires on April 1, 2016 and vests at the rate of 25% every 6 months after the grant date.

(2)	Each of these stock options was granted on August 30, 2010, expires on August 30, 2015 and vests at the rate of 25% every 6 months after the grant date.

(3)	Each of these stock options was granted on December 14, 2011, expires on December 14, 2016 and vests at the rate of 25% every 6 months after the grant date.

(4)	Each of these stock options was granted on January 20, 2012, expires on January 20, 2017 and vests at the rate of 25% every 6 months after the grant date.

(5)	Each of these stock options was granted on February 15, 2012, expires on February 15, 2017 and vests at the rate of 25% every 6 months after the grant date.

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

Name of Shareholder	Number of Shares Beneficially Owned (1)		Percentage of Outstanding Common Shares (1)

Arnold T. Kondrat (2)	14,197,500		22.62%

Arabian Peninsula Projects Ltd	10,362,000	(3)	16.51%

Galena Special Situations Master Fund Limited	6,838,667	(4)	10.90%

(1)	The information in these columns of the table is as at April 22, 2013.

(2)	Mr. Kondrat is Executive Vice President and a director of the Company.

(3)	Arabian Peninsula Projects Ltd ("APP") was the sole shareholder of the company (APM Mining Limited) acquired by Gentor in March 2010 when it acquired the Oman properties (following the said acquisition, APM Mining Limited changed its name to Gentor Resources Limited). The 10,362,000 common shares of Gentor held by APP referred to in the above table, were issued by Gentor to APP as the consideration for the said acquisition. See Item 4.A. of this Form 20-F, "History and Development of the Company", for additional information with respect to this acquisition. Two directors of the Company, David Twist and Rudolph de Bruin, own or control 2,075,657 preference shares and 3,019,667 preference shares, respectively, of APP. The Company understands that the terms of the preference shares of APP provide that, on the happening of certain events, which occurred when the Company’s shares were listed on the TSX Venture Exchange, the holders of such preference shares may exchange such shares for an equivalent number of the Company’s common shares held by APP. In the event that such holder does not exercise such exchange right, the board of directors of APP has the power to redeem the holder’s shares on the same basis, a right which the APP board of directors has advised the Company that it intends to exercise. Dr. Twist and Mr. de Bruin will therefore receive from APP 2,075,657 common shares and 3,019,667 common shares, respectively, of the Company upon exercise of such exchange or redemption rights (which has not occurred as of the date of this Form 20-F). Such shares represent 3.31% and 4.81%, respectively, of the currently outstanding common shares of the Company. Both Dr. Twist and Mr. de Bruin became directors of Gentor following the closing of the acquisition by Gentor of APM Mining Limited.

(4)	Galena Special Situations Master Fund Limited acquired in 2010 6,666,667 of the common shares of the Company which it currently holds.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 22, 2013, based on the Company’s shareholders’ register, there were 21 shareholders of record of the Company’s common shares in the United States, holding 41% of the outstanding common shares of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2012.

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

TSX Venture Exchange ("TSX-V")

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the two most recent financial years of the Company as traded on the TSX-V. The Company's common shares commenced trading on the TSX-V on November 7, 2011.

Year	High (Cdn$)	Low (Cdn$)
2012	$1.09	$0.055
2011	$1.27	$0.90

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the most recent financial year of the Company, for the last quarterly period of the financial year of the Company ended December 2011 (the Company's common shares commenced trading on the TSX-V on November 7, 2011) and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2013	$0.125	$0.06
December 31, 2012	$0.14	$0.055
September 30, 2012	$0.345	$0.10
June 30, 2012	$0.70	$0.23
March 31, 2012	$1.09	$0.75
December 31, 2011	$1.27	$0.90

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2013 (to April 22)	$0.07	$0.035
March 2013	$0.07	$0.06
February 2013	$0.08	$0.07
January 2013	$0.125	$0.07
December 2012	$0.10	$0.055
November 2012	$0.13	$0.06
October 2012	$0.14	$0.10

OTCQB and OTC Bulletin Board

The following table discloses the annual high and low sales prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTCQB or the OTC Bulletin Board, as applicable.

Year	High (US$)	Low (US$)
2012	$1.01	$0.09
2011	$2.00	$0.51
2010	$1.80	$0.51
2009	$1.75	$1.02
2008	$3.00	$1.75

The following table discloses the high and low sales prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company as traded on the OTCQB or the OTC Bulletin Board, as applicable.

Quarter Ended	High (US$)	Low (US$)
March 31, 2013	$0.10	$0.10
December 31, 2012	$0.16	$0.09
September 30, 2012	$0.37	$0.15
June 30, 2012	$0.75	$0.22
March 31, 2012	$1.90	$0.75
December 31, 2011	$1.90	$0.51
September 30, 2011	$1.25	$1.00
June 30, 2011	$2.00	$1.04
March 31, 2011	$1.05	$0.89

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQB.

Month	High (US$)	Low (US$)
April 2013 (to April 22)	$0.10	$0.02
March 2013	$0.10	$0.10
February 2013	$0.10	$0.10
January 2013	$0.10	$0.10
December 2012	$0.10	$0.10
November 2012	$0.15	$0.09
October 2012	$0.16	$0.12

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

The Company's authorized share capital consists of US$50,000 divided into 500,000,000 common shares with a par value of US$0.0001 per share, of which 62,753,840 common shares were issued and outstanding as of April 22, 2013. The following is a summary of the material provisions attaching to the common shares:

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a shareholder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular shareholder that may affect the U.S. federal income tax consequences to such shareholder, including specific tax consequences to a shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any shareholder. This summary does not address the U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to shareholders of the acquisition, ownership and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

Non-U.S. Holders

For purposes of this summary, a "non-U.S. Holder" is a beneficial owner of common shares that is not a U.S. Holder and is not treated as a partnership (or entity or arrangement classified as a partnership) for U.S. federal income tax purposes.

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

If an entity or arrangement that is classified as a partnership (or a "pass-through" entity) for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax consequences to such partnership and the partners of such partnership of the ownership and disposition of Common Shares generally will depend in part on the activities of the partnership and the status of such partners. This summary does not address the tax consequences to any such partner or partnership. Partners of entities or arrangements that are classified as partnerships for U.S. federal income tax purposes should consult their own tax advisors regarding the U.S. federal income tax consequences of the ownership and disposition of Common Shares.

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

A dividend paid to a U.S. Holder who is an individual, estate or trust by the Company generally will be taxed at the preferential tax rates applicable to long-term capital gains if certain holding period and other requirements are met. The dividend rules are complex and each U.S. Holder should consult its own tax advisor regarding the application of such rules.

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

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in a trade or business). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to payments of dividends on Common Shares and to the proceeds of a sale of Common Shares paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation). Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 28%, if a U.S. Holder (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders should consult with their own tax advisors regarding the information reporting and backup withholding rules.

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

A non-U.S. Holder who wishes to claim the benefit of an applicable treaty rate or exemption is required to satisfy certain certification and other requirements. If a non-U.S. Holder is eligible for an exemption from or a reduced rate of U.S. withholding tax pursuant to an income tax treaty, it may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. Amounts taxable to a non-U.S. Holder as gain from the sale or exchange of Common Shares will be taxable as described under "Sale or Other Taxable Disposition of Common Shares" below.

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

Generally, the Company will be required to withhold tax at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, Common Shares held by or through certain foreign financial institutions (including investment funds) beginning after December 31, 2013, in the case of dividends, and beginning after December 31, 2016, in the case of such gross proceeds, unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly- or partially-owned by U.S. persons. Accordingly, the entity through which Common Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Common Shares held by certain investors that are non-financial non-U.S. entities will be subject to withholding at a rate of 30%, beginning after December 31, 2013, in the case of dividends, and beginning after December 31, 2016, in the case of such gross proceeds, unless such entity either (i) certifies that such entity does not have any "substantial U.S. owners" or (ii) provides certain information regarding the entity's "substantial U.S. owners," which will in turn be provided to the Secretary of the Treasury. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of such withholding rules on their ownership and disposition of Common Shares.

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

This summary is not applicable to a Holder: (i) with respect to whom the Company is or will be a "foreign affiliate" within the meaning of the Tax Act, (ii) that is a "financial institution" for the purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a "tax shelter" or a "tax shelter investment" as defined in the Tax Act, (iv) that is a "specified financial institution" as defined in the Tax Act, (v) who has made a "functional currency" election under section 261 of the Tax Act, or (vi) that has entered into, with respect to the Common Shares, a “derivative forward agreement” as that term is defined in the Notice of Ways and Means Motion that accompanied the March 21, 2013 federal Budget. Any such Holder should consult its own tax advisor.

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

Foreign Property Information Reporting

A Resident Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total cost amount of “specified foreign property” (as such terms are defined in the Tax Act), including Common Shares, at any time in the year or fiscal period exceeds Cdn$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property. Substantial penalties may apply where a Resident Holder fails to file the required information return in respect of its specified foreign property on a timely basis in accordance with the Tax Act. The Proposed Amendments contained in the March 21, 2013 federal Budget would expand the existing reporting requirements so that more detailed information will be required to be provided to the CRA. Revised legislation to implement such Proposed Amendments has not yet been released.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 12 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2012 and 2011 filed as part of this Form 20-F.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company's management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Exchange Act. The Company's management has employed a framework consistent with U.S. Exchange Act Rule 13a-15(c), to evaluate the Company's internal control over financial reporting described below. The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principals.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2012 based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2012 and no material weaknesses were discovered.

Attestation Report of the Registered Public Accounting Firm

Not applicable.

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2012, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16.C. Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company with respect to each of the years ended December 31, 2012 and December 31, 2011. All dollar amounts are exclusive of applicable taxes.

	2012		2011

Audit Fees	US$	70,000	US$	129,000
Audit-Related Fees		-		-
Tax Fees		-		-
All Other Fees		-		-

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act, all services to be provided Deloitte llp are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2012.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H.

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-26.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

1.1	Memorandum and articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed on March 9, 2012)

4.1	Company's 2010 Performance and Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed on July 28, 2010)

4.2	Company's 2011 Stock Option Plan (incorporated by reference from Exhibit 4.2 to the Company’s Form 20-F filed on April 30, 2012)

4.3	Stock Exchange Agreement regarding the acquisition of APM Mining (incorporated by reference from the Company’s Form 8-K filed February 24, 2010)

4.4	Earn-In Agreement dated October 27, 2009 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)

4.5	Novation Agreement dated January 20, 2010 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)

4.6	Amendment to the Earn-In Agreement dated February 25, 2010 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)

4.7	Addendum to the Earn-In-Agreement with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending June 30, 2011)

4.8	Earn-In Agreement dated January 25, 2010 with respect to the Block 6 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)

4.9	Warrant Indenture (incorporated by reference from Exhibit 4.1 to the Company’s Form 8-K filed November 8, 2011)

4.10	Supplement Warrant Indenture (incorporated by reference from Exhibit 99.1 to the Company’s Form 6-K filed April 11, 2012)

4.11	Employment Agreement for Peter Ruxton (incorporated by reference from the Company’s Form 10-K for the Year Ending December 31, 2010)

8.1	List of subsidiaries ( included in Item 4.C )

11.1	Company's Business Conduct Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2012

101.INS*	XBRL Instance Document
101.SCH*	XBRL Taxonomy Extension Schema Document
101.CAL*	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF*	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB*	XBRL Taxonomy Extension Label Linkbase Document
101.PRE*	XBRL Taxonomy Extension Presentation Linkbase Document

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

Date: April 30, 2013

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Peter A. Ruxton"
Peter A. Ruxton
President and Chief Executive Officer

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2012 and 2011

GENTOR RESOURCES INC.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Board of Directors and Shareholders of Gentor Resources Inc.

(An exploration stage corporation)

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. and subsidiaries (an exploration stage corporation) (the “Company”) as at December 31, 2012 and 2011, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2012, and for the period from March 24, 2005 (date of incorporation) to December 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, based on our audits, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, and for the period from March 24, 2005 (date of incorporation) to December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 – Organization and Going Concern of the consolidated financial statements, the Company's recurring losses from operations and deficit accumulated during the exploration stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Independent Registered Chartered Accountants

Licensed Public Accountants

Toronto, Canada

April 29, 2013

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)

As at	December 31, 2012	December 31, 2011

ASSETS
Current
Cash	$1,689,511	$6,935,012
Prepaids and advances (note 3)	205,559	75,898
Total current assets	$1,895,070	$7,010,910

Long term deposit (note 4)	10,000	10,000
Capital assets (note 6)	257,139	257,968
Mineral properties (note 5)	18,248,198	18,248,198

Total assets	$20,410,407	$25,527,076

LIABILITIES
Current
Accounts payable	$390,349	$552,377
Accrued liabilities	97,226	50,550
Due to related parties (note 7)	83,744	132,240
Canadian dollar common share purchase warrants (note 9e)	-	263,398
Total current liabilities	571,319	998,565

Total liabilities	$571,319	$998,565

SHAREHOLDERS’ EQUITY
Authorized
100,000,000 Common Shares, $0.0001 par value (note 9a)
50,000,000 Preferred Shares, $0.0001 par value
Issued and outstanding
62,753,840 Common Shares (December 31, 2011 – 62,753,840)(note 9)	6,275	6,275
Additional paid-in capital	41,342,964	40,761,669
Deficit accumulated during the exploration stage	(21,510,151)	(16,239,433)
Total shareholders’ equity	19,839,088	24,528,511
Total liabilities and shareholders’ equity	$20,410,407	$25,527,076

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars)

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	Cumulative from inception on March 24, 2005 to December 31, 2012

Expenses

Field camps expenses	$368,466	$166,718	$148,168	$1,031,727
Surveying	106,472	22,586	14,154	193,912
Geophysics	143,088	106,382	660,027	909,497
Geochemistry	59,854	70,726	38,895	314,588
Geology	452,582	538,383	76,795	1,583,026
Drilling	669,436	1,103,893	339,094	4,892,100
Environmental testing	10,741	-	326	38,951
Mineral properties	-	100,000	100,000	663,045
Consulting fees – related parties	-	-	-	12,400
Consulting fees – others	-	4,174	183,691	194,624
Management fees	-	-	-	2,000
Professional fees	499,872	1,100,807	443,523	2,796,345
General and administrative expenses	3,111,081	2,431,515	1,458,173	7,606,107
(Gain) loss on sale of capital assets	(100)	(111,470)	1,213	(118,077)
Depreciation	169,157	160,313	146,548	702,037
Net operating loss	(5,590,649)	(5,694,027)	(3,610,607)	(20,822,282)
Interest income	56,531	9,898	142	68,984
Gain on Canadian dollar common share purchase warrants	263,398	80,815	-	344,214
Rental income	-	-	-	6,720
Warrant modification	-	-	-	(1,057,787)
Loss on deposit	-	-	-	(50,000)
Net loss and comprehensive loss	$(5,270,720)	$(5,603,314)	$(3,610,465)	$(21,510,151)

Basic and diluted loss per common share (note 9f)	$(0.08)	$(0.09)	$(0.09)

Weighted average number of basic and diluted common shares outstanding (note 9f)	62,753,840	59,558,895	38,903,807

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year ended December 31, 2012	For the year ended December 31, 2011	For the year ended December 31, 2010	Cumulative from inception on March 24, 2005 to December 31, 2012
CASH PROVIDED BY (USED IN):
Operating activities:
Net loss	$(5,270,720)	$(5,603,314)	$(3,610,465)	$(21,510,151)
Adjustments required to reconcile net loss with net cash used in operating activities
Warrant modification	-	-	-	1,057,787
Depreciation	169,157	160,313	146,548	702,037
Gain on Canadian dollar common share purchase warrants	(263,398)	(80,815)	-	(344,213)
(Gain) loss on sale of capital asset	(100)	(111,470)	1,213	(118,077)
Accrued interest included in notes payable	-	-	55,883	95,113
Stock based compensation – employees	581,295	582,081	140,834	1,304,210
Stock based compensation – consultants	-	-	97,500	97,500
Loss on deposit	-	-	-	50,000
Shares issued for mineral properties	-	-	-	100,000
Shares issued for services	-	-	180,000	180,000
Change in non cash working capital balances
Accounts payable	(162,027)	139,070	(638,347)	309,217
Accrued liabilities	46,677	488	21,949	88,408
Prepaids and advances	(129,660)	(29,089)	(43,602)	(253,185)
Cash used in operating activities	(5,028,776)	(4,942,736)	(3,648,487)	(18,241,354)
Financing activities
Loan payable repayment	-	(74,196)	(36,006)	(145,499)
Notes payable repayment	-	(769,733)	-	(93,344)
Due to related parties	(48,496)	(79,111)	(1,053,911)	(447,410)
Common shares and warrants issued (net of issuance costs)	-	7,399,385	9,855,309	21,129,694
Cash (used in) provided by financing activities	(48,496)	6,476,345	8,765,392	20,443,441
Investing activities
Purchase of capital assets	(168,329)	(115,791)	(62,425)	(790,093)
Gentor Resources Limited acquisition	-	-	255,889	255,889
Proceeds from disposal of capital assets	100	185,278	4,000	200,628
Purchase of a certificate of deposit	-	-	-	(10,000)
Mineral properties expenditures	-	-	-	(169,000)
Cash (used in) provided by investing activities	(168,229)	69,487	197,464	(512,576)
Net (decrease) increase in cash	(5,245,501)	1,603,096	5,314,369	1,689,511
Cash, beginning of the year	6,935,012	5,331,916	17,547	-
Cash, end of the year	$1,689,511	$6,935,012	$5,331,916	$1,689,511

Supplemental cash flow information (note 10). See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the years ended December 31, 2012 and 2011

(Stated in US dollars)

	Number of common shares	Common shares amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)
Shares issued on March 24, 2005 at $0.004 per share	12,500,000	$1,250	$48,750	$-	$50,000
Net loss for the year	-	-	-	(97,637)	(97,637)
Balance at December 31, 2005	12,500,000	1,250	48,750	(97,637)	(47,637)
Shares issued on December 15, 2006 at $0.20 per share	5,000,000	500	999,500	-	1,000,000
Net loss for the year	-	-	-	(233,900)	(233,900)
Balance at December 31, 2006	17,500,000	$1,750	$1,048,250	$(331,537)	$718,463

Shares issued on July 23, 2007 at $0.20 per share	500,000	$50	$99,950	$-	$100,000
Shares issued on July 31, 2007 at $0.20 per share	1,000,000	100	199,900	-	200,000
Shares issued on November 20, 2007 at $0.25 per share	1,000,000	100	249,900	-	250,000
Shares issued on December 17, 2007 at $1.00 per share	2,500,000	250	2,374,750	-	2,375,000
Net loss for the year	-	-	-	$(1,881,910)	$(1,881,910)
Balance at December 31, 2007	22,500,000	$2,250	$3,972,750	$(2,213,447)	$1,761,553
Net loss for the year	-	-	-	$(3,189,473)	$(3,189,473)
Balance at December 31, 2008	22,500,000	$2,250	$3,972,750	$(5,402,920)	$(1,427,920)
Net loss for the year	-	-	-	$(564,947)	$(564,947)
Balance at December 31, 2009	22,500,000	$2,250	$3,972,750	$(5,967,867)	$(1,992,867)
Shares issued on March 8, 2010 at $1.02 per share	13,063,000	1,306	13,322,954	-	13,324,260
Shares issued at $1.80 per share on April 28, 2010	2,600,000	260	4,679,740	-	4,680,000
Shares issued at $0.50 per share on April 29, 2010	4,000,000	400	1,164,512	-	1,164,912
Warrants issued on April 29, 2010	-	-	730,568	-	730,568
Shares issued at $0.75 per share on October 28, 2010	4,000,000	400	2,260,794	-	2,261,194
Warrants issued on October 28, 2010	-	-	738,806	-	738,806
Shares issued at $0.75 per share on October 29, 2010	333,334	33	183,844	-	183,877
Warrants issued on October 29, 2010	-	-	60,049	-	60,049
Shares issued at $0.75 per share on November 2, 2010	2,666,667	267	1,507,196	-	1,507,463
Warrants issued on November 2, 2010	-	-	492,537	-	492,537

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at $0.75 per share on November 18, 2010	26,000	3	14,695	-	14,698
Warrants issued on November 18, 2010	-	-	4,802	-	4,802
Shares issued at $0.75 per share on December 22, 2010	3,662,671	366	2,032,186	-	2,032,552
Warrants issued on December 22, 2010	-	-	663,851	-	663,851
Issuance of stock options on August 30, 2010	-	-	238,334	-	238,334
Net loss for the year	-	-	-	(3,610,465)	(3,610,465)
Balance at December 31, 2010	52,851,672	$5,285	$32,067,618	$(9,578,332)	$22,494,571
Shares issued at $0.75 per share on January 18, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 18, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on January 24, 2011	250,000	25	140,952	-	140,977
Warrants issued on January 24, 2011	-	-	46,523	-	46,523
Shares issued at $0.75 per share on January 26, 2011	5,333,334	533	3,006,987	-	3,007,520
Warrants issued on January 26, 2011	-	-	992,481	-	992,481
Shares issued at $0.75 per share on January 27, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 27, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on February 24, 2011	222,000	22	125,166	-	125,188
Warrants issued on February 24, 2011	-	-	41,312	-	41,312
Shares issued at $0.75 per share on March 4, 2011	33,334	3	18,795	-	18,798
Warrants issued on March 4, 2011	-	-	6,203	-	6,203
Shares issued at $0.75 per share on March 7, 2011	113,000	11	63,711	-	63,722
Warrants issued on March 7, 2011	-	-	21,028	-	21,028
Shares issued at $0.75 per share on March 15, 2011	165,000	17	93,028	-	93,045
Warrants issued on March 15, 2011	-	-	30,705	-	30,705
Shares issued at Cdn $1.00 per share on August 09, 2011	35,000	3	31,763	-	31,766
Shares issued at Cdn $1.00 per share on August 17, 2011	5,000	1	4,577	-	4,578
Shares issued at Cdn $1.00 per share on September 1, 2011	25,000	3	22,919	-	22,922
Shares issued at Cdn $1.00 per share on September 12, 2011	255,000	25	224,968	-	224,993
Shares issued at Cdn $1.00 per share on September 16, 2011	750,000	75	661,428	-	661,503

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at Cdn $1.00 per share on September 19, 2011	41,500	4	36,162	-	36,166
Shares issued at Cdn $1.00 per share on September 20, 2011	5,000	1	4,335	-	4,336
Shares issued at Cdn $1.00 per share on September 26, 2011	1,000	-	837	-	837
Shares issued at Cdn $1.00 per share on September 27, 2011	5,000	1	4,339	-	4,340
Shares issued at Cdn $1.00 per share on October 12, 2011	100,000	10	88,785	-	88,795
Shares issued at Cdn $1.00 per share on November 2, 2011	2,163,000	216	1,943,297	-	1,943,513
Financing costs	-	-	(856,078)	-	(856,078)
Warrant modification	-	-	1,057,787	(1,057,787)	-
Stock based compensation expense	-	-	582,081	-	582,081
Net loss for the year	-	-	-	(5,603,314)	(5,603,314)
Balance at December 31, 2011	62,753,840	$6,275	$40,761,669	$(16,239,433)	$24,528,511
Stock based compensation expense (note 9c)	-	-	581,295	-	581,295
Net loss for the year	-	-	-	(5,270,719)	(5,270,719)

Balance at December 31, 2012	62,753,840	$6,275	$41,342,964	$(21,510,152)	$19,839,087

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

1.	ORGANIZATION AND GOING CONCERN

In February 2012, Gentor Resources Inc. (“the Company”) completed a corporate reorganization (the “Corporate Reorganization”), a result of which was to move the Company’s corporate jurisdiction from Florida to the Cayman Islands.  The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The reorganization represents an acquisition of entities under common control as a result of the net asset transfer. The assets were transferred at their carrying amounts. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the year ended December 31, 2012, the Company had a loss from operations of $5,270,720 (year ended December 31, 2011 - $5,603,314, year ended December 31, 2010 - $3,610,465) and an accumulated deficit of $21,510,151 (December 31, 2011 – $16,239,433), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves.

These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a)	BASIS OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Gentor Idaho, Inc., Gentor Resources Limited (formerly known as APM Mining Limited) and Gentor International Limited.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

Gentor Idaho, Inc. was incorporated on June 28, 2007 under the laws of the State of Idaho. Gentor Resources Limited was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010. Gentor International Limited was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

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

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  No impairment losses were warranted or recorded for the years ended December 31, 2012, and 2011.  Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less cost to sell.

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation.  The Company has not identified or recorded any asset retirement obligations on its balance sheets as at December 31, 2012 and December 31, 2011.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. The Company estimates that all options will vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada, Oman, Turkey and the US that at times, may exceed US and Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and Omani, Turkish and Canadian amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of mineral properties and capital assets, estimation of future income taxes, useful lives of depreciable assets, and fair value estimates for stock options and warrants.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity.

During the year, the Company had Canadian dollar (“Cdn$”) denominated warrants, which are considered derivative financial instruments requiring re-measurement at each reporting period. See Note 9(e) for more detailed information.

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset/liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not.  The deferred taxes for the Company amount to nil at the balance sheet date.

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2012, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits  to occur within the next twelve months.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the year. Diluted loss per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options and share purchase warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the year.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options and share purchase warrants in the diluted loss per share calculation would be anti-dilutive.

m)	RECENT ACCOUNTING PRONOUNCEMENTS

In February 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”).  ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  ASU 2013-02 is effective prospectively for interim and annual periods beginning after December 15, 2012, with early adoption permitted.  The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

In October 2012, the FASB issued ASU No. 2012-4, Technical Corrections and Improvements. This ASU makes certain technical corrections (i.e., relatively minor corrections and clarifications) and “conforming fair value amendments” to the FASB Accounting Standards Codification (the “Codification”). The new guidance will be effective for fiscal years beginning after December 15, 2012. The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

In July 2012, the FASB issued ASU No. 2012-02, “Testing Indefinite-Lived Intangible Assets for Impairment” (“ASU 2012-02”).  ASU 2012-02 states an entity has the option first to assess qualitative factors to determine whether the existence of events and circumstances indicates that it is more likely than not that the indefinite-lived intangible asset is impaired. If, after assessing the totality of events and circumstances, an entity concludes that it is not more likely than not that the indefinite-lived intangible asset is impaired, then the entity is not required to take further action. However, if an entity concludes otherwise, then it is required to determine the fair value of the indefinite-lived intangible asset and perform the quantitative impairment test by comparing the fair value with the carrying amount in accordance with Subtopic 350-30. An entity also has the option to bypass the qualitative assessment for any indefinite-lived intangible asset in any period and proceed directly to performing the quantitative impairment test. An entity will be able to resume performing the qualitative assessment in any subsequent period. ASU 2012-02 is effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. with early adoption permitted.  The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

In December 2011, the FASB issued ASU No. 2011-12, “Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05” (“ASU 2011-12”). The amendments in ASU 2011-12 are being made to allow the Board time to redeliberate whether to present on the face of the financial statements the effects of reclassifications out of accumulated other comprehensive income on the components of net income and other comprehensive income for all periods presented. While the Board is considering the operational concerns about the presentation requirements for reclassification adjustments and the needs of financial statement users for additional information about reclassification adjustments, entities should continue to report reclassifications out of accumulated other comprehensive income consistent with the presentation requirements in effect before Update 2011-05. The amendments in this update are effective at the same time as the amendments in Update 2011-05 so that entities will not be required to comply with the presentation requirements in Update 2011-05 that this Update is deferring. The adoption of this amendment in 2012 did not have a material effect on the presentation of the Company’s consolidated financial statements.

In June 2011, the FASB issued ASU No. 2011-05, “Presentation of Comprehensive Income” (“ASU 2011-05”).  ASU 2011-05 requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements.  Under the continuous statement approach, the statement would include the components and total of net income, the components and total of other comprehensive income and the total of comprehensive income.  Under the two statement approach, the first statement would include the components and total of net income and the second statement would include the components and total of other comprehensive income and the total of comprehensive income.  ASU 2011-05 does not change the items that must be reported in other comprehensive income.  ASU 2011-05 is effective retrospectively for interim and annual periods beginning after December 15, 2011, with early adoption permitted.  The adoption of continuous statement approach in this amendment in 2012 did not have a material effect on the presentation on the Company’s consolidated financial statements.

In May 2011, the FASB issued ASU No. 2011-04, “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirement in U.S. GAAP and International Financial Reporting Standards (“IFRS”)” (“ASU 2011-04”).  ASU 2011-04 does not extend the use of fair value but, rather, provides guidance about how fair value should be applied where it already is required and permitted under IFRS or U.S. GAAP.  For U.S. GAAP, most of the changes are clarifications of existing guidance or wording changes to align with IFRS 13.   ASU 2011-04 is effective on a prospective basis for interim and annual periods beginning after December 15, 2011, with early adoption not permitted.  In the period of adoption, a reporting entity will be required to disclose a change, if any, in valuation technique and related inputs that result from applying ASU 2011-04 and to quantify the total effect, if practicable.  The adoption of this amendment in 2012 did not have a material effect on the presentation on the Company’s consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the consolidated financial statements of the Company.

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $133,110 for employee and travel advances, $54,296 for prepaid rent and $17,633 for prepaid insurance as at December 31, 2012 (December 31, 2011 - $25,788 for insurance claim receivable and $47,037 for prepaid insurance). Other items included in the prepaids and advances total $520 (December 31, 2011 - $3,073).

4.	LONG TERM DEPOSIT

The long-term deposit is a $10,000 certificate of deposit issued on March 11, 2012 and assigned to the United States Department of the Interiors, Bureau of Land Management, as a reclamation bond for the installation of a bridge crossing the Patterson creek at the Company’s Idaho project.

This certificate of deposit bears an interest rate of 1.75% per annum and matures on March 11, 2014. It will automatically roll over to maintain the bond in good standing.

5.	MINERAL PROPERTIES

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

The entire balance of $18,248,198 recorded in mineral properties in the consolidated balance sheet as of December 31, 2012 (December 31, 2011 - $18,248,198) is attributable to the Oman Project.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

Idaho Project

Effective as of July 23, 2007, Bardswich LLC, an entity that is owned and controlled by Lloyd J. Bardswich (“Bardswich”), who was the President and CEO of the Company, and Gentor Idaho, Inc. (“Gentor Idaho”), a wholly owned subsidiary of the Company, entered into an assignment agreement whereby Bardswich LLC assigned all of its rights, title and interest in and to the Idaho Option Agreement (“Idaho Option Agreement”) to Gentor Idaho in exchange for $40,000 in cash and 500,000 common shares of the Company. The Idaho Option Agreement dated effective as of March 1, 2007 relates to a certain mineral lease agreement and an option to purchase twenty one (21) patented mining claims located over approximately 376 acres of real property and four other parcels of approximately 216 acres (collectively, the  “Optioned Properties”) in Lemhi County, Idaho. An initial payment of $40,000 in cash was made to the Idaho claim owner upon execution of the Idaho Option Agreement and an additional payment of $60,000 was made on the nine month anniversary date of signing the original Idaho Option Agreement. Payments totaling $300,000 were made from 2008 to 2010 to the Idaho claim owner.  On March 8, 2011, the Idaho claim owner agreed to accept a payment of $100,000 in lieu of the $200,000 payment that was due in full on March 1, 2011 (the fourth anniversary date of the Idaho Option Agreement). The foregoing agreed upon $100,000 payment has been paid to the Idaho claim owner.  All payments that become due subsequent to March 2011 remain as stipulated in the original agreement. To the extent that the Company makes any advanced minimum royalty payments, the Company is entitled to receive a corresponding credit against any required net smelter return royalties that are otherwise required to be paid to the Idaho claim owner under the Idaho Option Agreement. The Idaho Option Agreement also grants the Company an option to purchase the Idaho claim owner’s rights to the Optioned Properties, including but not limited to the IMA Mine, for a total purchase price of $5,000,000, excluding there from the right of the Idaho claim owner to receive a three percent (3%) royalty on net revenue generated from the sale of any molybdenum, copper, lead and zinc recovered from the IMA Mine and five percent (5%) royalty on the net revenue generated from the sale of all other ores, minerals, or other products recovered from the Optioned Properties.

In December 2012, the Company issued a press release announcing that it had entered into an agreement to sell all of its shares of Gentor Idaho for nominal consideration to Bardswich, who is the sole director and officer of Gentor Idaho. This transaction had not been completed as at December 31, 2012 and is subject to the approval of the TSX Venture Exchange.

Turkey Project

On April 30, 2012, the Company announced that it had entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which the Company has been granted a 12 month option period for the purposes of funding and carrying out the exploration for copper on properties (the “Project”) located in northeastern Turkey held by the Licence Holder. The Company paid the Licence Holder a $200,000 option fee under the said agreement. The underlying option provided the Company with the option to acquire a 70% interest in the Project, as to which a further $400,000 would have been payable by the Company to the Licence Holder, and the Company would have funded exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, the Company would have been required to pay annual sums of $300,000 to the Licence Holder.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

6.	CAPITAL ASSETS

December 31, 2012

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$162,238	$88,357	$73,881
Mining Equipment	110,188	44,033	66,155
Office Equipment	75,049	45,386	29,663
Furniture and Fixtures	15,876	5,387	10,489
Building	440,328	363,377	76,951
	$803,679	$546,540	$257,139

December 31, 2011

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$134,694	$47,796	$86,898
Mining Equipment	60,756	18,956	41,800
Office Equipment	66,423	33,306	33,117
Furniture and Fixtures	16,579	4,366	12,213
Building	358,241	274,301	83,940
	$636,693	$378,725	$257,968

7.	RELATED PARTY TRANSACTIONS

As of December 31, 2012, a balance of $79,840 advanced to the Company from Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho) was outstanding (December 31, 2011 - $114,740).  This advance is unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2012, an amount of $733 (December 31, 2011 - $15,725) was due to Tembo Capital LLP of which Peter Ruxton, a director and officer of the Company, is a partner.  During the year ended December 31, 2012, the Company reimbursed to this entity travel and other office expenses incurred on behalf of this director and officer of the Company in the amount of $43,126 (December 31, 2011 - $25,710).

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

As of December 31, 2012, an amount of $3,171 (December 31, 2011 - $nil) representing common office expenses was due to Banro Corporation, a corporation with a common director.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

8.	REPORTABLE SEGMENTS

The Company operates in one reportable business segment: the exploration, mine development and extraction of precious metals in three geographic areas, the Sultanate of Oman, Turkey and the United States.

As at	December 31, 2012	December 31, 2011

Oman – mineral properties	$18,248,198	$18,248,198
Oman – capital assets	103,350	160,344
Turkey – capital assets	64,290	-
United States – capital assets	89,499	97,624
Total	$18,505,337	$18,506,166

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 50,000,000 preferred shares and 100,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting. Preferred shares may be issued in series with distinctive serial designations.

b)	Issued Share Capital

From January 18, 2011 to March 15, 2011, as part of a private placement, the Company sold 6,516,668 units at a price of $0.75 per unit for gross proceeds of $4,887,502.  Each unit consisted of one common share of the Company and one warrant (“Warrant”) which entitled the holder thereof to purchase one additional common share of the Company (see note 9(d)).  Each Warrant was exercisable for a period of 12 months (and subsequently extended for 6 additional months and as at December 31, 2012 have expired) from the date of issuance at an exercise price of $0.90 per share.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

From August 10, 2011 to October 12, 2011, as part of a private placement the Company sold 1,222,500 units at a price of $0.97 to $1.02 (Cdn$1.00) per unit for gross proceeds of approximately $1,233,900 (Cdn$1,222,500).  Each unit consisted of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one-half of one common share of the Company for a period of one year from the date of issuance of the warrant, provided that a minimum of two such warrants must be exercised by the holder thereof at any one time in order that any such exercise thereof will result in the purchase of one common share of the Company at a price of $1.21 to $1.29 (Cdn$1.25) (see note 9(e)).

On November 2, 2011 as part of a brokered offering the Company sold 2,163,000 units at a price of $0.99 (Cdn$1.00) per unit for gross proceeds of approximately $2,134,000 (Cdn$2,163,000).  Each unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $1.24 (Cdn$1.25) for a period of one year from the date of issuance of the warrant (as at December 31, 2012 have expired) (see note 9(e)).

As of December 31, 2012, the Company had outstanding 62,753,840 (December 31, 2011 – 62,753,840) common shares and no preferred shares.

c)	Stock Based Compensation

On April 1, 2011, 400,000 stock options were granted under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) to various employees. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.90 for a period of 5 years.  The options vest at a rate of 25% on each six-month anniversary of the grant date.

On November 2, 2011, the Company issued 173,040 non-transferable compensation options to GMP Securities LP (the “agent”) in connection with the November 2, 2011 brokered placement. Each such compensation option entitles the holder to purchase one common share of the Company at a purchase price of $0.99 (Cdn$1.00) within 24 months.

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

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

On December 14, 2011, 100,000 stock options were granted under the New Plan to an employee of the Company. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.21 (Cdn$1.24) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

On January 20, 2012, 200,000 stock options were granted under the New Plan to an employee of the Company. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.08 (Cdn$1.09) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

On February 15, 2012, 225,000 stock options were granted under the New Plan to various employees of the Company. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.85 (Cdn$0.85) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

Also on February 15, 2012, 200,000 stock options were granted under the New Plan to an employee of the Company. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.09 (Cdn$1.09) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

As at December 31, 2012, the Company had 1,825,000 (December 31, 2011 – 1,225,000) stock options outstanding to acquire common shares at a weighted average exercise price of $0.90. The remaining weighted average contractual life of outstanding options is 3.33 years. All of the stock options granted are expected to vest. As of December 31, 2012, the forfeiture estimate of the outstanding options is 0%. The number of stock options forfeited, cancelled, expired and exercised during the year ended December 31, 2012 was 25,000 (forfeited). There were 1,225,000 stock options exercisable and 600,000 stock options expected to vest as at December 31, 2012. The weighted average fair value of options granted in 2012 is $0.48 (December 31, 2011 - $0.66). The weighted average fair value of options vested in 2012 is $0.93 (December 31, 2011 - $1.16). The weighted average exercise price of the options exercisable is $0.84 and options expected to vest is $0.90 with a remaining weighted average contractual lives of 3.03 years and 3.33 years respectively. As at December 31, 2012, the intrinsic value of the outstanding options were $nil because all outstanding options were out of the money.

During the year ended December 31, 2012, the Company recognized as stock based compensation expense (included in general and administrative expenses) of $581,295 (year ended December 31, 2011 - $582,081, year ended December 31, 2010 - $140,834). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at December 31, 2012 the unrecognized stock based compensation expense is $217,650 with a weighted average life of 3.33 years (December 31, 2011 - $511,708, 3.96 years).

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2012 based on the following assumptions:

(i)	Risk-free interest rate: 0.81% - 0.91% which is based on the 3-5 year Bank of Canada marketable bonds average yield (December 31, 2011 – 1.14%, December 31, 2010 – nil)
(ii)	Expected volatility: 67.11% - 67.33% which is based on the Company’s historical stock price (December 31, 2011 – 67.87 – 68.71%, December 31, 2010 – 69.20%)
(iii)	Expected life: 5 years (December 31, 2011 – 5 years, December 31, 2010 – 5 years)
(iv)	Expected dividends: $Nil (December 31, 2011 - $Nil, December 31, 2010 - $Nil)

d)	U.S. Dollar Common Share Purchase Warrants

As at December 31, 2012, the Company had no outstanding or exercisable U.S. dollar common share purchase warrants (December 31, 2011 – 21,205,340), as all of the remaining U.S. dollar common share purchase warrants outstanding at December 31, 2011 expired unexercised in the year ended December 31, 2012.

e)	Canadian Dollar Common Share Purchase Warrants

As at December 31, 2012, the Company had no outstanding or exercisable Canadian dollar common share purchase warrants (December 31, 2011 – 1,692,750), as all of the remaining Canadian dollar common share purchase warrants outstanding at December 31, 2011 expired unexercised in the year ended December 31, 2012.

During the year ended December 31, 2012, $263,398 was recorded as a gain on Canadian dollar common share purchase warrants (December 31, 2011 - $80,815, December 31, 2010 - $nil).

f)	Loss Per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2012, amounting to 62,753,840 common shares (December 31, 2011 – 59,558,895, December 31, 2010 – 38,903,807).

Diluted loss per share was calculated using the treasury stock method. For the year ended December 31, 2012, stock options and warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive. As at December 31, 2011, 21,667,838 were included in the weighted average number of diluted common shares outstanding as they were dilutive.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

10.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For year ended	December 31, 2012		December 31, 2011		December 31, 2010

Cash paid during the period for:	$		$		$
Interest		-		46,699		-
Income taxes		-		-		-

11.	INCOME TAXES

During the year ended December 31, 2012, the Company incurred $1,760,264 net losses and, therefore, has no provision for income taxes. No income tax benefit has been recorded because it is more likely than not that the recoverability of such assets would not be realized through known future revenue sources. The net deferred tax asset generated by the loss carryforward has been fully reserved. The net operating loss available to be applied against future years’ taxable income is $10,556,546 at December 31, 2012. If not utilized, these U.S. income tax losses will expire as follows:

2025	$97,000
2026	$224,000
2027	$1,874,000
2028	$3,340,000
2029	$504,000
2030	$1,017,212
2031	$1,810,261
2032	$1,689,928
Total:	$10,556,401

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	2012	2011	2010
Unrecognized tax benefit - January 1	$-	$-	$-
Gross increases - tax positions in prior period	-	-	-
Gross decreases - tax positions in prior period	-	-	-
Gross increases - tax positions in current period	-	-	-
Settlement	-	-	-
Lapse of statute of limitation	-	-	-
Unrecognized tax benefit - December 31	$-	$-	$-

The Company would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. As there are no unrecognized tax benefits noted above or recognized historically, the Company did not accrue penalties and interest historically or during 2012.

The significant components of deferred income taxes consist of the following:

As at December 31,	2012	2011	2010
Deferred tax asset
Loss carryforwards	$3,589,226	$3,546,589	$2,822,485

Deferred tax liability
Capital assets	(24,177)	(23,758)	(33,160)

Total:	3,565,049	3,522,831	2,789,325

Valuation allowance	(3,565,049)	(3,522,831)	(2,789,325)
	$-	$-	$-

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

A reconciliation between incentives provided at actual rates and at the basic rate 34% (2011 and 2010 – 40%) of federal and state taxes is as follows:

Year ended December 31,	2012	2011	2010

Loss for the year	$1,760,264	$1,899,099	$1,096,986
Recovery of income tax and statutory rates	598,490	759,640	438,794
Other	-	-	-
Rate adjustment	-	-	-
Change in valuation allowance	(598,490)	(759,640)	(438,794)
	$-	$-	$-

In Oman, the tax rate for foreign companies is 12%; however, there is a 5 year tax holiday from the start of production which has not commenced as of December 31, 2012.

The Company is subject to taxation in the US and various foreign jurisdictions. As of December 31, 2012 the Company’s tax years for 2009, 2010, 2011 and 2012 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2012, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2009. Tax year 2008 was open as of December 31, 2011.

12.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials, Canadian dollars and Turkish Lira.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2012. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial, the Turkish Lira and Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial, the Turkish Lira and Canadian dollar would have had an equal but opposite effect as at December 31, 2012.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

	Omani Rial	Canadian Dollar	Turkish Lira
	$	$	$
Cash	34,934	1,038,196	37,887
Prepaids and advances	18,025	4,200	229,316
Accounts payable	-	(15,678)	(10,938)
Accrued liabilities	(79,581)	-	-
Total foreign currency working capital	(26,622)	1,026,718	256,265
US$ exchange rate at December 31, 2012	2.5974	1.0051	0.5581
Total foreign currency net working capital in US$	(69,148)	1,031,954	143,022
Impact of a 10% strengthening of the US$ on net loss	$(6,915)	$103,195	$14,302

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including commodity prices.

c)	TITLE RISK

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

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2012 and 2011, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2012, 2011, and 2010

The fair value of warrants (note 2j) would be included in the hierarchy as follows:

December 31, 2012	Fair Value Measurements at Reporting Date Using:

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	-	-

December 31, 2011

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$263,398	-

