Form 20-F
period 2013-12-31
GENTOR RESOURCES INC.
filed 2014-05-01
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2013

OR
☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______
OR
☐ SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

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

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2013:

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

TABLE OF CONTENTS

(continued)

-iii-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F and the documents incorporated by reference herein contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the closing of the "Oman Sale" (as such term is defined in Item 4.D. of this Form 20-F under "Gentor’s Mineral Properties"), mineral resource estimates, drilling and other exploration results, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: uncertainties relating to the availability and costs of financing in the future; risks related to the exploration stage of the Company's properties; the possibility that future exploration results will not be consistent with the Company's expectations; the need to satisfy regulatory and legal requirements and other conditions to closing with respect to the Oman Sale; the possibility that the completion of the Oman Sale may be delayed or may not happen at all as a result of a failure to satisfy conditions to closing; failure to establish estimated mineral resources; fluctuations in copper prices and currency exchange rates; inflation; copper recoveries being less than those indicated by the metallurgical testwork carried out to date (there can be no assurance that copper recoveries in small scale laboratory tests will be duplicated in large tests under on-site conditions or during production); changes in equity markets; political developments in Turkey or Oman; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of plants, equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting drilling results and other geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. In connection with the forward-looking statements contained in this Form 20-F, the Company has made certain assumptions about the Company’s business, the economy and the mineral exploration industry in general, the Company’s continued exploration and/or development of its mineral properties (including its ability to fund same), the regulatory framework in Turkey and Oman with respect to, among other things, the Company’s ability to obtain, maintain, renew and/or extend required permits, licenses, authorizations and/or approvals from the appropriate regulatory authorities and the Company’s ability to continue to obtain qualified staff and equipment in a timely and cost-efficient manner, and has also assumed no unusual geological or technical problems occur, equipment works as anticipated and no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2013, 2012, 2011, 2010 and 2009. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

(in $000 except per share data)

						Cumulative from
	2013	2012	2011	2010	2009	Inception to Dec. 31, 2013
Revenue	$-	$-	$-	$-	$-	$-
Net loss from operations	(20,122)	(5,591)	(5,694)	(3,611)	(529)	(40,945)
Net loss	(20,107)	(5,271)	(5,603)	(3,610)	(565)	(41,617)
Net loss per share	(0.32)	(0.08)	(0.09)	(0.09)	(0.03)
Current assets	96	1,895	7,011	5,379	28
Mineral properties	800	18,248	18,248	18,248	-
Total assets	1,028	20,410	25,527	24,013	386
Total liabilities	1,106	571	999	1,519	2,379
Net assets	(78)	19,839	24,529	22,495	(1,993)
Capital stock	41,540	41,349	40,768	32,073	3,975
Shareholders' equity (deficiency)	(78)	19,839	24,529	22,495	(1,993)
Weighted average common shares outstanding (in thousands)	62,754	62,754	59,559	38,904	22,500

Exchange Rates

On April 24, 2014, the noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$1.00 = US$0.9069. The following table sets forth, for each of the years indicated, additional information with respect to the noon rate of exchange for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Bank of Canada for 2012, 2013 and 2014 and the Federal Reserve Bank of New York for 2009 through 2011.

Rate	2013	2012	2011	2010	2009
Average (1)	0.9670	1.0008	1.0144	0.9659	0.8793

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Exchange Rates for the Previous Six Months

Rate	October 2013	November 2013	December 2013	January 2014	February 2014	March 2014
High	0.9724	0.9602	0.9454	0.9422	0.9130	0.9119
Low	0.9564	0.9435	0.9348	0.8952	0.8977	0.8888

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

The Company’s current cash position is only expected to be sufficient to fund the Company’s proposed activities until the end of 2014. As a mineral exploration company, the Company does not generate cash flow from its activities and it must rely primarily on issuances of its securities or the borrowing of funds to finance its operations. The exploration and development of the Company's properties will require substantial funds and there is no assurance that such funds will be available to the Company on commercially reasonable terms or in sufficient amounts to allow the Company to continue to pursue its objectives.

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

The Company’s consolidated financial statements included herein were prepared under the assumption that the Company will continue as a going concern for the next twelve months. However, for the year ended December 31, 2013, the Company had a net loss of US$20,106,911 (year ended December 31, 2012 - US$5,270,719, year ended December 31, 2011 - US$5,603,314) and an accumulated deficit of US$41,617,063 (December 31, 2012 – US$21,510,151). Therefore, as stated in the Report of Independent Registered Public Accounting Firm, there is substantial doubt as to the Company’s ability to continue on a going concern basis. The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company’s securities would have little or no value.

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

The Company's mineral properties are located in Turkey and Oman (however, in April 2014 Gentor entered into an agreement to sell its properties in Oman; reference is made to the disclosure under "Gentor’s Mineral Properties" in Item 4.D. of this Form 20-F for information in respect of this proposed sale). Oman is ruled as an absolute monarchy, or Sultanate, with the Sultan Qaboos having ruled since 1970 and his father before him. As the Company's mineral properties are located in Turkey and Oman, a substantial portion of the Company's business is exposed to various degrees of political, economic and other risks and uncertainties.

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

There can be no assurance that an active market for the Company's securities will be attained or sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in Turkey or Oman and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

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

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following net losses during each of the following periods:

•	US$20,106,911 for the year ended December 31, 2013;
•	US$5,270,719 for the year ended December 31, 2012;
•	US$5,603,314 for the year ended December 31, 2011;
•	US$3,610,465 for the year ended December 31, 2010; and
•	US$564,947 for the year ended December 31, 2009.

The Company had an accumulated deficit of US$41,617,063 as of December 31, 2013.

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

The Company currently has mineral properties in Turkey and Oman only (as well, in April 2014 Gentor entered into an agreement to sell its properties in Oman; reference is made to the disclosure under "Gentor’s Mineral Properties" in Item 4.D. of this Form 20-F for information in respect of this proposed sale). The Company will as a consequence be exposed to some heightened degree of risk due to the lack of property diversification. Adverse changes or developments affecting such properties would have a material and adverse effect on the Company's business, financial condition, results of operations and prospects.

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

The Company is a foreign corporation and the Company’s directors and officers except one director are outside the United States, which may make enforcement of civil liabilities difficult.

The Company is organized under the laws of the Cayman Islands, and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers except one director, and all of the experts referred to in this Form 20-F, reside outside of the United States, and all or a substantial portion of their assets and the Company's assets are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors, officers or experts who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

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

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business and the operations of the Company. The Company is dependent on a small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

The Company may not be able to compete with current and potential exploration companies, some of whom have greater resources and technical facilities.

The mineral resource industry is very competitive in all of its phases. Significant competition exists for the acquisition of properties capable of producing metals. The Company competes with many companies possessing greater financial resources and technical facilities than itself. The Company may also encounter increasing competition from other mining companies in its efforts to hire experienced mining professionals. As well, there is competition for exploration resources at all levels, particularly affecting the availability of manpower, drill rigs and helicopters. Increased competition could also adversely affect the Company's ability to attract necessary capital funding or acquire suitable producing properties or prospects for mineral exploration in the future.

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

Item 4. Information on the Company

A. History and Development of the Company

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012. The head office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and the telephone number of such office is (416) 366-2221. The registered office of the Company is located at Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The Company also has an office in Turkey located at Bulten Sokak 50/13, Kavaklidere, Ankara, 06700, Turkey.

In March 2010, the Company completed the acquisition of all of the outstanding shares of APM Mining Limited (which has since changed its name to Gentor Resources Limited) ("Oman Holdco"), a British Virgin Islands company, in exchange for the issuance by the Company of a total of 10,362,000 common shares. In connection with this acquisition, the Company issued an additional 2,500,000 common shares pursuant to an amendment to the earn-in agreement between Al Fairuz Mining Company, LLC and Oman Holdco (the "Block 5 Earn-In Agreement"), which increased from 50% to 65% the equity interest in Al Fairuz Mining Company, LLC that Oman Holdco had the right to earn. In July 2010, the Block 5 Earn-In Agreement was further amended to provide for the acquisition by Oman Holdco of an initial 40% equity interest in Al Fairuz Mining Company, LLC. Oman Holdco has since acquired the full 65% ownership in Al Fairuz Mining Company, LLC.

As a result of the acquisition of Oman Holdco, the Company, through Oman Holdco, acquired the earn-in rights to the Block 5 and Block 6 properties in Oman (see "Oman" below). Al Fairuz Mining Company, LLC holds the exploration licence for the Block 5 property. Pursuant to the Block 5 Earn-In Agreement, the Company, through Oman Holdco, acquired a 65% equity position in Al Fairuz Mining Company, LLC. Pursuant to an earn-in agreement between Al Zuhra Mining Company, LLC and Oman Holdco, the Company, through Oman Holdco, has the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC, which holds the exploration licence for the Block 6 property.

In connection with the acquisition of Oman Holdco, the Company reconstituted its board of directors and appointed new officers.

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

The Company also announced in November 2011 that it had completed a non-brokered private placement financing, pursuant to which the Company issued 1,222,500 units of the Company at a price of Cdn$1.00 per unit for total gross proceeds of Cdn$1,222,500. Each such unit consisted of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one-half of one common share of the Company for a period of one year from the date of issuance of the warrant, provided that a minimum of two such warrants were required to be exercised by the holder thereof at any one time in order that any such exercise thereof would result in the purchase of one common share of the Company at a price of Cdn$1.25.

In February 2012, Gentor completed a corporate reorganization (the "Corporate Reorganization"), as a result of which Gentor’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012. Gentor believes that the change in its corporate jurisdiction to the Cayman Islands exposes the Company to business and financial advantages that may not otherwise have been as accessible to the Company. In particular, Gentor believes that the Corporate Reorganization resulted in simplification of the Company’s compliance with regulatory requirements and an enhanced ability to raise capital in Canadian, U.S. and international markets. As the Corporate Reorganization was effected solely to change the corporate jurisdiction of the Company, it did not result in any change in the Company’s daily business operations, management, location of the principal executive offices or its assets or liabilities.

As used in this document, the "Company" and "Gentor" refer to the existing Cayman Islands entity, Gentor Resources Inc., as well as the predecessor Florida entity, Gentor Resources, Inc. (incorporated on March 24, 2005).

In April 2012, the Company announced that it had entered into an agreement with a Turkish company pursuant to which the Company was granted a 12 month option period (the "Hacimeter Option") for the purposes of funding and carrying out the exploration for copper and base metals on properties (the "Hacimeter Project") located in northeastern Turkey.

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

In October 2013, the Company announced that (a) the Company’s search for Cyprus-type volcanogenic massive sulphide ("VMS") deposits in Turkey has resulted in the identification in northern Turkey of several surface gossans in distal VMS settings and led to the signing by the Company’s local subsidiary in Turkey of two new joint venture option agreements with local Turkish groups, (b) having discovered further VMS mineralisation, but of insufficient size to eventually establish a commercial mining operation at the Hacimeter Project, Gentor has allowed the Hacimeter Option to expire without continuing to form a joint venture, and (c) in light of continued depressed market conditions, Gentor was proposing to undertake a strategic review of its Oman properties over the coming months.

Gentor determined during fiscal 2013 that it would not continue with its molybdenum-tungsten project in east-central Idaho, U.S. and relinquished its rights in respect of this project. The Company had not carried out any exploration work at this project since fiscal 2008.

In January 2014, the Company completed a non-brokered private placement of 7,500,000 units of the Company at a price of Cdn$0.0525 per unit for proceeds to the Company of Cdn$393,750. Each such unit consisted of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years. The Company intends to use the proceeds from this financing for exploration activities related to the Company’s Turkey properties and for general corporate purposes. Arnold T. Kondrat (a director and officer of the Company) was the purchaser of all of the said units. Taking into account the shares acquired under this financing, Mr. Kondrat now holds 21,697,500 (or 30.03%) of the outstanding common shares of the Company.

In February 2014, Mr. Kondrat was appointed President and Chief Executive Officer of the Company replacing Dr. Peter Ruxton (Mr. Kondrat was Executive Vice-President of the Company prior to this appointment), and two new directors, Richard J. Lachcik and William R. Wilson, were appointed to Gentor’s board of directors, replacing David Twist and Rudolph de Bruin. Dr. Ruxton has continued as a director on the board of directors of the Company.

Also in February 2014, the Company completed a non-brokered arm’s length private placement of 2,000,000 units of the Company at a price of Cdn$0.075 per unit for proceeds to the Company of Cdn$150,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 for a period of two years. The Company intends to use the proceeds from this financing for exploration activities related to the Company’s Turkey properties and for general corporate purposes.

In April 2014, the Company announced that it has entered into an agreement with Savannah Resources plc (the "Purchaser") to sell all of Gentor’s properties in Oman to the Purchaser (the "Oman Sale"). The Oman Sale is being effected by way of the sale to the Purchaser of all of Gentor’s shares in Oman Holdco. The interests of Gentor in its properties in Oman are held through Oman Holdco. The Oman Sale reflects Gentor’s focus on its copper exploration properties in Turkey. The Oman Sale is expected to close in May 2014.

B. Business Overview

General

Gentor is a mineral exploration company focussed on the discovery and development of mineral resources. Gentor’s primary objective is currently to find and develop copper projects in Turkey, where it presently has two properties. The Company also has properties in Oman. In April 2014, the Company entered into an agreement to sell all of its properties in Oman. This sale is expected to close in May 2014.

In Turkey, following the identification by the Company of surface gossans in distal VMS settings, the Company has negotiated two joint venture option agreements with two local Turkish entities. The prime target in these areas in Turkey is copper; however there is a strong association with other base metals and gold. An initial 2,100 metre drilling program is planned at these properties for 2014. See "Turkey" under Item 4.D. of this Form 20-F for additional information in respect of the Company’s Turkey properties.

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

Government Regulations

The Company's mineral properties are located in Turkey and Oman and, as such, Gentor's operations are exposed to various levels of regulatory, economic, political and other risks and uncertainties associated with operations in a foreign jurisdiction. See "Turkey" and "Oman" under Item 4.D. of this Form 20-F.

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

C. Organizational Structure

The following diagram presents, as of the date of this Form 20-F, the names of the Company’s significant subsidiaries and the jurisdiction where they are incorporated, as well as the percentage of votes attaching to all voting securities of each such subsidiary beneficially owned, or controlled or directed, directly or indirectly, by the Company:

(1)	In April 2014, the Company entered into an agreement to sell all of the outstanding shares of Gentor Resources Limited. As the Company’s interests in Al Fairuz Mining Company, LLC and Gentor Resources LLC are held through Gentor Resources Limited, as shown in the above diagram, such sale would also result in the disposition of these interests. This sale is expected to close in May 2014. See "Oman" under Item 4.D. of this Form 20-F for additional information in respect of this sale.

(2)	Al Muta’aliq Mining, LLC, an Omani limited liability company, holds the other 30% of the share capital of Gentor Resources LLC. Although Gentor Resources Limited owns 70% of the share capital of Gentor Resources LLC, pursuant to the constitutive contract for Gentor Resources LLC, Gentor Resources Limited is entitled to 99.99% of the profits and losses of Gentor Resources LLC.

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Gentor’s Mineral Properties

Gentor’s mineral exploration activities are currently focused on its copper properties in Turkey. The Company’s properties are in the exploration stage and a substantial amount of capital will have to be spent on the properties before the Company will know whether they contain commercially viable mineral deposits. All of the properties in which the Company has an interest are without known reserves and the work being done by the Company is exploratory in nature.

The Company also has mineral properties in Oman. However, the Company and Savannah Resources plc (the "Purchaser") have entered into a share purchase agreement dated April 10, 2014 (the "Share Purchase Agreement") pursuant to which the Purchaser has agreed to purchase, and the Company has agreed to sell, all of the outstanding shares of Gentor Resources Limited ("Oman Holdco"). Oman Holdco is a wholly-owned subsidiary of the Company incorporated in the British Virgin Islands which holds the Company’s interests in all of the Company’s mineral properties in Oman (such that, upon closing this sale, the Company would no longer have any properties in Oman). In particular, Oman Holdco (a) is the holder of a 65% shareholding in Al Fairuz Mining Company, LLC, a company incorporated in Oman which owns the Block 5 project in Oman, (b) is a party to an earn-in agreement pursuant to which Oman Holdco can earn up to a 70% shareholding in Al Zuhra Mining Company, LLC, a company incorporated in Oman which owns the Block 6 project in Oman, and (c) has a 70% shareholding in Gentor Resources LLC, a company incorporated in Oman. The Purchaser is an AIM-listed mineral exploration company. The press release issued by the Company announcing the entering into of the Share Purchase Agreement, together with a copy of the Share Purchase Agreement, have been filed on, and can be obtained from, EDGAR at www.sec.gov and SEDAR at www.sedar.com.

The proposed sale by the Company to the Purchaser of all of the outstanding shares of Oman Holdco pursuant to the Share Purchase Agreement (the "Oman Sale") reflects Gentor’s focus on its copper exploration properties in Turkey.

The consideration for the Oman Sale is comprised of a cash payment of US$800,000 payable to the Company on the closing of the Oman Sale (the "Closing"), together with the following deferred consideration (the "Deferred Consideration"):

(a)	The sum of US$1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.

(b)	The sum of US$1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.

(c)	The sum of US$1,000,000, payable to the Company within six months of the payment of the Deferred Consideration in (b) above.

The Purchaser may elect to pay up to 50% of the above Deferred Consideration by the issue to the Company of ordinary shares of the Purchaser. Where the Purchaser’s shares are so issued in satisfaction of Deferred Consideration, the number of shares to be issued will be determined by reference to the volume weighted average price of the Purchaser’s ordinary shares as traded on the AIM market of the London Stock Exchange plc for the 30 trading days prior to the date upon which the relevant Deferred Consideration is payable.

With respect to the US$800,000 cash payment payable to the Company on Closing (the "Closing Cash Payment"), the Company expects to use close to US$300,000 of the Closing Cash Payment to pay employee liabilities, mainly incurred in relation to the Company’s Omani projects. The Company expects to apply the balance of the Closing Cash Payment towards the drilling program proposed for the Company’s Turkey properties.

Closing of the Oman Sale is anticipated to occur in May 2014 and is subject to certain regulatory approvals, including the approval of the TSX Venture Exchange(the "TSX-V"), as well as certain legal formalities. The TSX-V has advised the Company that it requires that the proposed Oman Sale be approved by the Company’s shareholders. The Company has therefore called a special meeting of shreholders for May 23, 2014 at which shareholders of the Company will be asked to approve the Oman Sale.

Turkey

Joint Venture Option Agreements

The Company’s exploration activities in Turkey during fiscal year 2013 comprised detailed geological and more general terrain scale prioritization, target generation and opportunity identification in Central and Northern Turkey. The latter involved the development of a regional exploration database, desk top prospectively reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work resulted in the identification by the Company of several surface gossans in distal VMS settings, and led to the negotiation by the Company of joint venture option agreements with two local Turkish entities covering these properties. The Company believes these properties include several highly prospective VMS exploration targets, and a drilling program in respect of these properties is planned to be carried out by the Company in 2014. The details of the said two joint venture option agreements are as follows:

First JV Option Agreement

An option agreement was signed with the first local partner for a 50% share of three permits in the Boyabat area, with the following terms:

-	A US$60,000 cash payment on signature.
-	A minimum expenditure of US$140,000, including at least 1,000 metres of drilling, within the option period.
-	Gentor has the right to purchase the VMS rights on the permits for US$1,000,000 cash.
-	On expiry of the option period on December 31, 2014, Gentor has the right to sole fund and earn a 75% interest by spending US$1.2 million or completing a bankable feasibility study.
-	At 75% the local partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

Second JV Option Agreement

An option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area, with the following terms:

-	A US$60,000 cash payment on signature.
-	A minimum expenditure of US$140,000 over the option period.
-	On expiry of the option period on May 15, 2014, Gentor has the right to sole fund and earn a 75% interest by spending US$1.2 million or completing a bankable feasibility study.
-	At 75% the JV partner has the right to contribute or dilute to 10% on a formula.
-	Below 10% the JV partner has the right to convert to a 2% NSR or be carried through the development stage with Gentor recovering all costs from first production plus a loan coupon.

Karaburun Project

With respect to the properties covered by the first joint venture option agreement summarized above (referred to herein as the Karaburun project), Gentor has outlined a significant metasediment-hosted VMS system in forested terrain near Karaburun about 17 kilometres north-west of Boyabat in the Sinop District of the Central Pontide Region in northern Turkey (see Figure 1). The Karaburun gossans lie in the same stratigraphy as the longlife Kure Copper Mine and a newly discovered large copper resource at Honanu owed by Asya Mining, which lies 20 kilometres to the north-west. The identification of this prospect was made during systematic regional mapping initiated by Gentor along strike and in the same Bekirli Formation rocks as the Kure Mine and Honanu VMS deposits.

Figure 1- Infrastructure and Copper Mines in Central Pontide Region

The gossans extend east-west over a strike length of 2.5 kilometres within a dominant greenschist volcaniclastic sequence over a stratigraphic thickness of at least 200 metres. While most of the gossans crop out in an area adjacent to the Gentor joint venture ground (see Figure 2, which shows Gossans No 1 & 2 on the Gentor joint venture ground), they all lie within 150 metres of the Gentor joint venture ground boundary and, importantly, dip 20 to 35 degrees to the south into the Gentor joint venture ground.

The Main part of the system exhibits heavily leached ironstone gossan up to 75 metres thick over a strike length of 600 metres and includes exposed massive sulphides and siliceous pyritic volcaniclastics over 300 metres at creek level in rugged terrain. Minor ancient workings for ironstone have exposed copper silicates in pyritic massive sulphides within the Main Zone.

Initial rock geochemical results at Karaburun have defined extensive Cu-Zn-Ag-Au and Co anomalism coincident with stacked stratigraphic mineralised gossan horizons dipping gently south into and within Gentor’s joint venture tenement (as shown in Figure 2). Rock chip results from predominately highly weathered gossan material yield up to 0.5% copper and up to 1.6g/t gold. These analyses were completed using XRF techniques at ALS Laboratories in Ankara, Turkey and applying normal laboratory verification procedures.

Given the size of the exposed system and its multiple stratabound lenticular nature - that is characteristic of Besshi style deposits worldwide - Gentor believes that the Karaburun VMS represents a significantly mineralised system. An initial 2,100 metre diamond drilling program is planned for 2014, after required forestry permit approvals are obtained.

Figure 2- Rock chip copper values (>1,000 ppm copper results highlighted)

Gentor has established good working relations with its Turkish partners to promote local community acceptance and support for detailed exploration of the prospective sequence regionally as well as at Karaburun. Gentor believes that it is likely that further mineralised positions will be found in this previously poorly-explored Ophiolite melange terrain in the Kastamonu Region.

Gentor has also carried out geoligical mapping and soil sampling on the properties covered by the second joint venture option agreement. This work has revealed a one kilometre long gossan marked altered zone. This ground, like the Karaburun project ground, is considered suitable for VMS-style copper mineralisation with added possibilities for both gold and silver.

Hacimeter Prospect

In April 2012, the Company announced that it had entered into an agreement with a Turkish company pursuant to which the Company was granted a 12 month option period (the "Hacimeter Option") for the purposes of funding and carrying out the exploration for copper and base metals on properties (the "Hacimeter Project") located in northeastern Turkey.

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

Gentor drilled eighteen diamond drill holes for 2,164.6 metres at Hacimeter during July – August 2012. The first six holes of the program confirmed the continuity and grade of mineralisation in the Northern Area tested by previous work (i.e. prior to Gentor’s involvement). The second part of the program was dedicated to drilling previously un-tested geophysical and geological targets to the south of the Hacimeter Main Fault that cuts off the shallow northern mineralization. This drilling led to the discovery of copper-gold rich semi-massive and massive mineralisation at depth in GA-H7 and GA-H8, and shallow, gold rich massive sulphide in GA-H16.

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

In October 2013, the Company announced that having discovered further VMS mineralisation, but of insufficient size to eventually establish a commercial mining operation at the Hacimeter Project, Gentor has allowed the Hacimeter Option to expire without continuing to form a joint venture.

Outlook

From the Company’s base in Ankara, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for VMS mineralisation, in particular. An initial 2,100 metre diamond drilling program is planned for 2014 for the Karaburun project, after required forestry permit approvals are obtained.

Oman

As discussed above under "Gentor’s Mineral Properties", the Company has entered into an agreement to sell all of its mineral properties in Oman (beng the Block 5 and Block 6 properties). The following disclosure relating to the Company’s Omani mineral properties is being provided given that, as of the date of this Form 20-F, the said sale has not closed (closing is anticipated to occur in May 2014), such that the Company still holds these properties as of the date of this Form 20-F.

Certain of the following disclosure relating to the Block 5 and Block 6 properties in Oman is derived from the technical report (the "Technical Report") dated June 29, 2012 and entitled "Technical Report on Mineral Resources at Mahab 4 and Maqail South and Exploration Potential of Block 5 and Block 6, Sultanate of Oman", prepared by H&S Consultants (Pty) Ltd. A copy of the Technical Report can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Property Description and Location

Figure 3 shows the regional location of the Block 5 and Block 6 properties. The Block 5 licence is 59,780 ha in area and is located 180 kilometres west of the capital city of Oman, Muscat as shown in the map in Figure 4. The centre of Block 5 lies approximately 40 kilometres south of the city of Sohar. The Block 6 licence is 27,290 ha in area. Figure 4 shows its location to the east-southeast of Block 5 approximately 140 kilometres west of Muscat and the centre of Block 6 lies approximately 80 kilometres southeast of Sohar.

The Block 5 and Block 6 licences share one common corner coordinate but are not contiguous as they are separated by the Ghuzayn Block held by Mawarid Mining. Exploration rights for the Block 5 and Block 6 licences were granted to Gentor through earn-in agreements between its wholly owned subsidiary Gentor Resources Limited ("Oman Holdco") and the property holders, Al Fairuz Mining Company, LLC ("Al Fairuz") and Al Zuhra Mining Company, LLC ("Al Zuhra"), respectively.

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

Earn-in Agreements

The Block 5 licence was awarded to Al Fairuz on June 30, 2009. It provides Al Fairuz with the exclusive right to conduct exploration for a 12 month period, after which the licence can be renewed for further annual periods on condition that the renewal application is submitted to the Ministry of Commerce and Industry within three months of the expiry date. The renewal of the Block 5 licence for the current period is presently pending. Gentor acquired, through Oman Holdco, the earn-in rights to the Block 5 licence in March 2010. Pursuant to the earn-in agreement between Al Fairuz and Oman Holdco, Oman Holdco was granted the right to earn up to a 65% equity position in Al Fairuz on completion of a BFS. Should Oman Holdco wish to develop the project further and commence mining operations, after all the reimbursements of costs to Oman Holdco, profit will be allocated according to the equity share between the two companies. Following subsequent agreements, Oman Holdco has acquired a 65% equity interest in Al Fairuz.

The Block 6 licence was granted to Al Zuhra on February 17, 2010. It provides Al Zuhra with the exclusive right to conduct exploration for a 12 month period, after which the licence can be renewed for further 12 month periods on condition that the renewal application is submitted to the Ministry of Commerce and Industry within three months of the expiry date. The renewal of the Block 6 licence for the current period is presently pending. Legislation dictates that exploration licences remain valid after the renewal date until such time the Ministry responds to the renewal application. There is no known rejection of a copper licence renewal application.

Gentor acquired, through Oman Holdco, the earn-in rights to the Block 6 licence in March 2010. Pursuant to the earn-in agreement with Al Zuhra, Oman Holdco has the right to earn up to a 70% equity position in Al Zuhra. Should Oman Holdco wish to develop the project further and commence mining operations, profits will be allocated according to the equity share between the two companies after all the reimbursements of costs to Oman Holdco.

Figure 3: Regional Location of the Block 5 and Block 6 Properties

SYRIA
JORDAN
IRAQ
IRAN
KUWAIT
BAHRAIN
QATAR
UNITED ARAB EMIRATES
OMAN
SAUDI ARABIA
YEMEN
EGYPT
SUDAN
ERITREA
ETHIOPIA
DJIBOUTI
SOMALIA
Block 5
Block 6
Red Sea
Persian Gulf
Gulf of Oman
Arabian Sea
Gulf of Aden
Strait of Hormuz
Mediterranean Sea
Dead Sea
Gulf of Aqaba
Tigris
Euphrates
Baghdad
Damascus
Beirut
Amman
Jerusalem
Tel Aviv Yafo
Kuwait
Riyadh
Doha
Manama
Abu Dhabi
Dubayy
Muscat
Sohar
Sur
Salalah
Sanaa
Aden
Djibouti
Port Sudan
Asmara
Tehran
Esfahan
Shiraz
Kerman
Bandar-e Abbas
Bandar-e Bushehr
Zahedan
Yazd
Ahvaz
Dezful
Kashan
Birjand
Al Fujayrah
Al Buraymi
Al Mukalla
Sayhut
Sayun
Al Hudaydah
Zabid
Ibb
Taizz
Al Mukha
Lahij
Assab
Berbera
Dese
Gonder
An Najaf
Karbala
Al Hillah
Al Amarah
Al Basrah
N
30°
24°
18°
42°
48°
54°

LEGEND:
National Capital
City
Airfields
Primary Roads
Rivers
Railroads

SCALE: 150 0 150 300km

Source: I992 MAGELLAN GeographixSM Santa Barbara, CA (800) 929-4627

DBSM_Gentor Resources'10

Figure 4: Location of the Block 5 and Block 6 Properties

Oman Summary
Author: Gentor; Date: 29 June 2012
VMS deposit
City
Road
Gentor Project Area
Tenement
400,000 mE
450,000 mE
500,000 mE
550,000 mE
600,000 mE
650,000 mE
2,750,000 mN
2,700,000 mN
2,650,000 mN
2,600,000 mN
UAE
Block 1 (Mawarid)
Block 2 (Mawarid)
Block 3 (OMCO)
Block 4 (Al Thuraya)
Block 5 (Al Fairuz Mining)
Block 6 (Al Zuhra Mining)
Block 7 (Alara Resources)
Block 8 (Alara Resources)
Block 9 (Gulf Triange Group)
Block 10 (OMCO)
Ghuzayn (Mawarid)
Aswad
Shinas
Hatta
Mandoos
Safwa
Baydah
Aarja
Lasail
Zuha
Hara Kilab
Mahab 1
Mahab 4
Ghuzayn
Rakah
Hayl As Safil
Daris
Sohar
As Sahm
Al Khaburah
Muscat
N

The Block 5 and Block 6 properties have not been legally surveyed. The location of known mineral deposits in Blocks 5 and 6 are shown in Figure 5. Gentor currently has no environmental liabilities for the Block 5 and Block 6 properties. At this phase of exploration, there has been minimal environmental impacts. Minor environmental impacts from drilling activities are limited to dust, noise and access tracks, much of the access has been gained via existing roads and tracks and Block 5 is sparsely populated with small villages scattered throughout. Gentor does not foresee any significant environmental expenditure during the exploration phases of the project.

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

A well-developed general road network and location of the towns and cities in the Block 5 and Block 6 licence areas are shown in Figure 4. Access to the area is primarily by a well maintained tarred road and secondary gravel roads which are connected to the main national highway between Muscat and Dubai in the UAE. The regional port, located in the city of Sohar, lies approximately 40 kilometres north of the center of Block 5 and 80 kilometres northwest of the center of Block 6.

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

The climate is hot and dry in the interior and hot and humid along the coast. Summer temperatures in the capital of Muscat and other coastal locations often climb to 43 °C, with high humidity; winters are mild, with lows averaging about 17 °C. Temperatures are similar in the interior, although they are more moderate at higher elevations. Rainfall throughout the country is minimal, averaging only about four inches (100 mm) per year, although precipitation in the mountains is heavier. Exploration can take place throughout the year, with only limited breaks for periods of extreme temperatures.

Figure 5: Mineral Deposits in Blocks 5 and 6

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

History

Reference is made to the Technical Report (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) for information in respect of prior ownership of the Block 5 and Block 6 properties and previous exploration at the Block 5 and Block 6 properties prior to Gentor’s involvement.

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

Geology of Block 6

The general geology of the Block 6 property is broadly similar to that described above in the regional geology section. Within Block 6, the ophiolitic stratigraphy typically strikes northwest–southeast with a moderate dip (20 to 40˚) towards the northeast. The mountainous western part of the licence area is dominated by harzburgites and related lithologies of the mantle portion of the ophiolite. Volcanics form a 1 to 2 kilometre wide NW trending strip through the central licence area. Further east, the volcanics are covered by a sequence of Tertiary sediments mainly limestones and recent wadi gravel deposits. The lower volcanic portion of the Semail Ophiolite is poorly developed in the Block 6 licence area. In particular, very few exposures of the prospective Geotimes or Lasail Unit are known in the licence area. The Alley Unit is well developed and well exposed and it dominates the limited volcanic exposure within Block 6.

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

Prospect Geology and Mineralisation

A large number of prospects in Blocks 5 and 6 including VTEM anomalies and historical prospects were originally defined by Gentor for initial evaluation during 2010-2011. Many of these prospects are of minor importance, are cultural in nature or not significantly mineralised and are therefore not considered of material importance to this evaluation. Many prospects are thus not discussed in detail. The section below provides data on the main prospects that have been subjected to detailed Gentor field evaluation, grid surveys and drilling to date. The geology and mineralisation within nine of these key prospects, including the two resource targets, at Mahab 4, Maqail South, Mahab 4 Extended, Maqail South Extended, Hara Kilab, Dahwa, Maqail, Mahab 3 and Mahab 2 are described. These prospects are all located in Block 5.

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

Mahab 2

Mineralisation at Mahab 2 comprises disseminated and stringer sulphide mineralisation with a large previously worked related oxide zone at surface. It is hosted by dolerites of the Sheeted Dyke Unit, which is structurally juxtaposed against a large ultramafic intrusive immediately to the northeast. Mineralisation appears to be controlled by a major northwest-southeast trending shear zone that can be mapped for several kilometres northwest and southeast of Mahab 2. It is unclear whether the structurally controlled mineralisation at Mahab 2 represents a feeder zone for a now eroded VMS deposit higher in the stratigraphy or is a later structural event. A large linear gossan up to 15 metres wide is mappable along 1 kilometre of strike at Mahab 2. Numerous shallow scrapes and small holes along with slag dumps provide evidence of significant historical artisanal mining in the area. Gossanous zones are sporadically visible for 1 kilometre along strike at Mahab 2. Limited drilling by Prospection and Gentor indicates that pyrite–chalcopyrite sulphide mineralisation is steep to moderately dipping and that it appears to be truncated at depth by ultramafic extrusives exposed at surface to the east. Gold and zinc grades are negligible.

Deposit Types

Cyprus-Type VMS Deposits

Gentor’s exploration was for Cyprus-type VMS mineralisation in the Cretaceous Semail Ophiolite of Oman. Cyprus-type VMS deposits are believed to form at active oceanic spreading centres where enhanced hydrothermal circulation leads to the formation of seafloor vents or “black smokers”. These vents inject a metal saturated solution into the water column, but the rapid drop in temperature leads to the rapid precipitation of metal onto the seafloor. This process commonly occurs simultaneously at a number of locations at the same time within a given hydrothermal field. Modern hydrothermal vents in mid-ocean ridge settings are often cited as a probable modern analogue for Cyprus-type deposits in ancient ophiolites, although there is some debate as to whether they represent mid-ocean ridges or supra-subduction settings in extensional back-arc basins. The origin of these deposits at submarine hot springs is widely accepted, and more than a decade of seafloor research at active hydrothermal vents has not significantly changed the genetic models for these mineral systems.

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

Exploration

Gentor utilized a number of geological, geophysical and modelling techniques to generate drill targets in the Block 5 and Block 6 licence areas. The VTEM survey flown in early 2011 generated 46 anomalies in the Block 5 licence area and 13 anomalies in the Block 6 licence area. Prospectivity modelling, assessment of historical ground geophysical data, assessment of magnetic data acquired in tandem with the VTEM survey, geological mapping, surface grab sampling and ground geophysics led to the development of an additional 25 targets requiring field evaluation. All targets were ranked and prioritised by Gentor for subsequent drill testing. High priority drill targets generally comprised priority 1 VTEM anomalies in favourable stratigraphic settings or geological targets located near known VMS mineralisation. Low priority drill targets generally comprised priority 3 VTEM anomalies situated in relatively poorly prospective stratigraphic settings.

Reference is made to the Technical Report (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) for additional information in respect of the exploration work carried out by Gentor at the Block 5 and Block 6 properties.

Drilling

Diamond Drilling

Diamond drilling by Gentor commenced in July 2010. As of March 31, 2012, 130 diamond holes had been drilled at 25 prospects for a total of 13,767.3 metres. 122 of these holes, totaling 13,124 metres, were drilled in the Block 5 licence area, with the remaining 8 holes, totaling 643.3 metres, in the Block 6 licence area. All resource drilling at Mahab 4 and Maqail South comprised diamond drilling carried out by a Muscat based contractor, Gulf Geotechnical Services and Material Testing LLC (Gulf Geotechnical) using Hanjin diamond drill rigs manufactured in Korea.

Reverse Circulation (RC) Drilling

Two campaigns of RC drilling were undertaken by Gentor in the Block 5 and Block 6 licence areas. RC drilling was restricted to investigating exploration targets. No RC holes have been drilled at Mahab 4 or Maqail South. All RC drilling was carried out by Mawarid Drilling, a commercial offshoot of Mawarid Mining and the current holders of the Block 1, 2 and Ghuzayn licences in Oman. As of March 31, 2012, a total of 32 RC holes had been drilled at 13 prospects for 3,670 metres. 25 of these holes were drilled, totaling 2,849 metres, in the Block 5 licence area, with the remaining 7 holes (for 821 metres) in the Block 6 licence area.

Resource Drilling

Much of the drilling focus in the Block 5 licence area centred on evaluation work at Mahab 4 and Maqail South, which comprises 56% of all drilling in Block 5. In total 80 diamond drill holes totalling 8,837 metres have been completed in these deposits. No RC drilling was used on either Mahab 4 or Maqail South. A summary of the drill holes at Mahab 4 and Maqail South is given in Table 1 below.

Table 1: Number of drill holes drilled by Gentor at Mahab 4 and Maqail South.

Prospect	Diamond Drill holes	RC Drill holes	Metres	%
Mahab 4	50		6,169	39
Maqail South	30		2,668	17

Reference is made to the Technical Report (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) for additional information in respect of the drilling carried out by Gentor at the Block 5 and Block 6 properties, including a summary of all drill results.

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

Subsequent cleaner tests have shown that it is possible to achieve either:

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

It should be noted that the grade of the ‘base case condition’ sample investigated here, at almost 10% Cu, has a significantly higher grade than the average massive sulphide grade at Mahab 4. It may have an unrepresentatively high proportion of supergene mineralisation, enriched in copper, gold and lead and therefore H&S Consultants (Pty) Ltd does not consider it to be representative of the Mahab 4 massive sulphide resources reported here. At the time of the Technical Report Gentor had submitted a second set of samples for metallurgical test work. The results obtained by Gentor subsequent to the Technical Report were similar to the results reported above.

The metallurgical testing is still at an early stage and the results appear positive, however further work is required to achieve feasibility standard. Reference is made to the Technical Report (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) for additional information in respect of metallurgical testing.

Mineral Resource Estimates

In June 2012, the Company announced maiden NI 43-101 mineral resource estimates for the Company’s Omani properties. The estimates at Mahab 4 are based on 50 drill holes totalling 6,169 metres of diamond core on 25 metre x 50 metre sections (with some 25 metre line in-fill lines), and at Maqail South on 30 drill holes totalling 2,668 metres of diamond core, completed to the end of April 2012. These mineral resource estimates were prepared by independent consultants H&S Consultants Pty Ltd (“H&SC”), and are set out in the following tables (the effective date of these estimates is June 29, 2012):

Table 2: Summary of all estimated Sulphide Resources at 0.30% Copper cut-off By Resource Category

		Tonnage	Cu	Au	Ag	Pb	Zn
Deposit	Category	(kt)	(%)	(g/t)	(g/t)	(%)	(%)
Mahab 4	Indicated	916	2.8	0.2	8.5	0.080	0.54
Mahab 4	Inferred	590	0.9	0.1	2.5	0.012	0.14
Maqail South	Inferred	160	3.8	0.1	2.4	0.002	0.02
Total Indicated		916	2.8	0.2	8.5	0.080	0.54
Total Inferred		750	1.5	0.1	2.5	0.010	0.12

Table 3: Summary of all estimated Sulphide Resources at 0.30% Copper cut-off By Zone & Resource Category

			Tonnage	Cu	Au	Ag	Pb	Zn
Deposit	Category	Zone	(kt)	(%)	(g/t)	(g/t)	(%)	(%)
Mahab 4	Indicated	Zone 2	400	5.0	0.4	16.7	0.141	0.96
Mahab 4	Inferred	Zone 2	45	3.9	0.5	20.4	0.121	1.09
Mahab 4	Indicated	Zone 3	516	1.0	0.0	2.2	0.032	0.21
Mahab 4	Inferred	Zone 3	545	0.6	0.0	1.0	0.003	0.06
Maqail South	Inferred	Zone 2	121	4.8	0.2	2.8	0.002	0.02
Maqail South	Inferred	Zone 3	39	0.5	0.0	1.2	0.001	0.02

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

Reference is made to the Technical Report (a copy of which can be obtained from SEDAR at www.sedar.com and EDGAR at www.sec.gov) for additional information in respect of the mineral resource estimates for the Company’s Omani properties.

Qualified Person

Dr. Peter A. Ruxton, who is a director of the Company and a "qualified person" (as such term is defined in NI 43-101), has reviewed and approved the technical information in this Form 20-F relating to the Company’s mineral properties.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2013 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2013 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2013 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and senior management of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served Since
Arnold T. Kondrat	61	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)
Dr. Omer Celenk	69	Country Manager - Turkey	January 1, 2012
Donat K. Madilo	52	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	47	General Counsel and Corporate Secretary	April 7, 2011
Richard J. Lachcik (1)	56	Director	February 13, 2014
Dr. Peter A. Ruxton (1)	56	Director	March 8, 2010
William R. Wilson (1)	71	Director	February 13, 2014

(1)	Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 26 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. He has been a director of the Company since July 2007, was Executive Vice President of the Company from July 2007 to February 2014 and has been the President and Chief Executive Officer of the Company since February 2014. Mr. Kondrat is the principal founder, and Executive Vice President and a director, of Banro Corporation ("Banro") (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC). He is also the principal founder, and Executive Vice President and a director, of Loncor Resources Inc. (a mineral exploration company listed on the Toronto Stock Exchange), a consultant to and director of Delrand Resources Limited (a mineral exploration company listed on the Toronto Stock Exchange and the JSE) and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Dr. Omer Celenk – Dr. Celenk is a Turkish geologist with over 40 years of experience, specialising in Exploration Geochemistry. During his career he travelled widely in the Philippines, India, and Uganda as a Specialist Geochemist with the United Nations and Kenmare Resources. Dr. Celenk began his experience with the MTA (Geological Survey) of Turkey and has consulted widely to the Turkish mining industry, but more recently with Kefi Minerals plc. He has a Ph.D. in Exploration Geochemistry and a M.Sc. in Mining Geology & Mineral Exploration from the University of Leicester, England and a B.Sc. (Hons) from Birmingham University, England.

Donat K. Madilo – Mr. Madilo has over 24 years of experience in accounting, administration and finance in the Democratic Republic of the Congo (the "DRC") and North America. He is Chief Financial Officer of each of Banro and Loncor Resources Inc. and Treasurer of Delrand Resources Limited. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

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

Richard J. Lachcik - Mr. Lachcik is a partner of the law firm Norton Rose Fulbright Canada llp, which acts as counsel to the Company. He has been practising corporate and securities law in Toronto, Canada for over 29 years. Mr. Lachcik has extensive experience in representing public companies and has also acted for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

Dr. Peter A. Ruxton - Dr. Ruxton spent the first 15 years of his career in the mining industry, including 11 years with Billiton Australia, initially as an Exploration Geologist and later as Regional Exploration Manager: Northern Territory. He played a key role in the team that discovered the Sunrise Dam Gold Mine, north of Kalgoorlie in Western Australia. Dr. Ruxton spent a further three years as Exploration Manager with Ross Mining N.L. of Australia, where he co-ordinated the Gold Ridge bankable feasibility study. The Gold Ridge Gold Mine commenced production in August 1998. Following the completion of his MBA in December 2000, Dr. Ruxton spent eight years as a Fund Manager, joining the Commonwealth Development Corporation as an Investment Manager in its Minerals, Oil & Gas team with a focus on Africa and Emerging Markets. Following the creation of Actis Capital LLP in 2004, he was employed initially as Investment Principal with promotion to the Partnership in 2006. Dr. Ruxton holds a B.Sc. (Hons.) in Geological Sciences and a Ph.D in Economic Geology from the University of Leeds, England. In 2000, he completed an MBA from the Institute for Financial Management (Manchester Business School & University of Wales). Dr. Ruxton completed his PhD on copper deposits and spent 18 months as a Post-Doctoral Research Fellow at the University of Tasmania studying volcanogenic massive sulphide deposits, similar to the copper deposits found in Oman. He was Chief Executive Officer and President of the Company from March 2010 to February 2014.

William R. Wilson – Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of ARNEVUT Resources, Inc., a private precious metals exploration company based in Colorado with properties in Nevada and Utah. He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine. Mr. Wilson is a member of the Mining and Metallurgical Society of America, the Canadian Institute of Mining and the Society of Mining, Metallurgy and Exploration. He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California. Mr. Wilson has been involved in the mining industry for 35 years. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

There are no family relationships among any of the Company's directors or senior management.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Banro Corporation
Delrand Resources Limited
Loncor Resources Inc.

Richard J. Lachcik	Banro Corporation
Cerro Grande Mining Corporation
Loncor Resources Inc.

Peter A. Ruxton	Platmin Limited

William R. Wilson	Delrand Resources Limited
Loncor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Executive Officers

Summary Compensation Table

The following table sets forth certain information with respect to compensation paid to the executive officers of the Company for the financial year ended December 31, 2013.

Name and Principal Position	Year	Salary (1) (US$)	Share-based awards (US$)	Option-based awards (2) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)		Total Compensation (US$)
Peter A. Ruxton Chief Executive Officer (4)	2013	$172,222	N/A	Nil	Nil	$4,290	(3)	$176,512
Donat K. Madilo Chief Financial Officer	2013	Nil	N/A	Nil	Nil	Nil		Nil
Arnold T. Kondrat Executive Vice President (4)	2013	Nil	N/A	Nil	Nil	Nil		Nil
Geoffrey G. Farr General Counsel and Corporate Secretary	2013	$100,000	N/A	Nil	Nil	Nil		$100,000

(1)	The salary for Dr. Ruxton was paid in United Kingdom pounds. The U.S. dollar amount set out in the above table for the salary of Dr. Ruxton was calculated using an average exchange rate for 2013 of US$1.00 = £1.5656.

(2)	No stock options were granted by the Company in 2013.

(3)	This amount represents life insurance premiums.

(4)	In February 2014, Mr. Kondrat was appointed President and Chief Executive Officer of the Company replacing Dr. Ruxton (Mr. Kondrat was Executive Vice-President of the Company prior to this appointment).

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the executive officers of the Company as at December 31, 2013:

Outstanding share-based awards and option-based awards

	Option-based Awards						Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (#)		Option exercise price	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Peter A. Ruxton	August 30, 2010	300,000	(1)	US$0.75	August 30, 2015	Nil	N/A	N/A
Peter A. Ruxton	February 15, 2012	200,000	(1)	Cdn$1.09 (US$1.03)(2)	February 15, 2017	Nil	N/A	N/A
Donat K. Madilo	N/A(4)						N/A	N/A
Arnold T. Kondrat	N/A(4)						N/A	N/A
Geoffrey G. Farr	December 14, 2011	100,000	(1)	Cdn$1.24 (US$1.17)(2)	December 14, 2016	Nil	N/A	N/A

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)	The exercise price of these stock options is in Canadian dollars. The U.S. dollar figure was calculated using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

(3)	This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2013 of Cdn$0.05 as reported by the TSX Venture Exchange, which is equivalent to US$0.047 using the noon exchange rate on December 31, 2013 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.9402.

(4)	Neither Mr. Madilo nor Mr. Kondrat held any stock options of the Company as at December 31, 2013.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the executive officers of the Company, which vested and/or were earned during the year ended December 31, 2013:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards – Value vested during the year (US$)	Non-equity incentive plan compensation – Value earned during the year (US$)
Peter A. Ruxton	Nil	N/A	N/A
Donat K. Madilo (2)	Nil	N/A	N/A
Arnold T. Kondrat (2)	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the executive officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)	Neither Mr. Madilo nor Mr. Kondrat held any stock options of the Company during the year ended December 31, 2013.

Non-Executive Directors

None of the directors of the Company received any remuneration from the Company during the financial year ended December 31, 2013 for their services in their capacity as directors.

The Company's directors are eligible to receive stock option grants under the Corporation's stock option plan, as determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock options are granted. No stock options were granted by the Company to any of the directors of the Company during the financial year ended December 31, 2013.

As at December 31, 2013, no option or share-based award was held by any director of the Company other than Dr. Ruxton (see the first table under "Incentive Plan Awards" above with respect to Dr. Ruxton). During the financial year ended December 31, 2013, no option or share-based award or non-equity incentive plan compensation in respect of the directors of the Company vested or was earned.

All directors of the Company are entitled to receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Other Information

The Company maintains directors' and officers' liability insurance for the benefit of directors and officers of the Company carrying coverage in the amount of Cdn$5,000,000 as an aggregate limit of liability in each policy year. The total annual premium payable by the Company (including commission) for the policy is Cdn$19,980 and the deductible is Cdn$75,000.

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

Employment Contracts with Executive Officers

None of Mr. Kondrat, Mr. Madilo or Mr. Farr has a written employment contract with the Company.

Audit Committee

The members of the Audit Committee are Richard J. Lachcik, Dr. Peter A. Ruxton and William R. Wilson.

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2013, December 31, 2012 and December 31, 2011:

Location	Dec. 31, 2013	Dec. 31, 2012	Dec. 31, 2011
Gentor head office in Toronto, Canada	5	5	5
Oman (exploration project)	3	12	9
Turkey (exploration project)	2	4	-
Totals:	10	21	14

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and executive officers as of April 24, 2014 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors and executive officers as of April 24, 2014 (each stock option is exercisable for one common share of the Company).

Name	Number of Common Shares Owned		Percentage of Outstanding Common Shares	Number of Stock Options Held
Geoffrey Farr	Nil		Nil	100,000 stock options exercisable at a price of Cdn$1.24 per share until December 14, 2016.

Donat K. Madilo	Nil		Nil	Nil

Arnold T. Kondrat	21,697,500		30.03%	Nil

Richard J. Lachcik	Nil		Nil	Nil

Peter A. Ruxton	100,000	(1)	0.14%	300,000 stock options exercisable at a price of US$0.75 per share until August 30, 2015. 200,000 stock options exercisable at a price of Cdn$1.09 per share until February 15, 2017.

William R. Wilson	Nil		Nil	Nil

(1)	These shares are held by an entity controlled by Dr. Ruxton.

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

The New Plan

The Company established a new stock option plan in 2011 (the "New Plan"). As of April 24, 2014, there are outstanding under the New Plan 650,000 stock options. In establishing the New Plan, the Board also provided that no additional awards will be made under the 2010 Plan and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan as set out below. The following is a summary of certain terms of the New Plan.

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

Name of Plan	Number of common shares to be issued upon exercise of stock options outstanding as of the date of this Form 20-F		Exercise price of outstanding stock options per share	Number of common shares remaining available for future issuance (excluding outstanding awards)

2010 Plan	100,000	(1)	US$0.90	Nil
	600,000	(2)	US$0.75

New Plan	100,000	(3)	Cdn$1.24	10,350,000 common shares
	200,000	(4)	Cdn$1.09
	150,000	(5)	Cdn$0.85
	200,000	(5)	Cdn$1.09
Total:	1,350,000

(1)	Each of these stock options was granted on April 1, 2011, expires on April 1, 2016 and vests at the rate of 25% every 6 months after the grant date.

(2)	Each of these stock options was granted on August 30, 2010, expires on August 30, 2015 and vests at the rate of 25% every 6 months after the grant date.

(3)	Each of these stock options was granted on December 14, 2011, expires on December 14, 2016 and vests at the rate of 25% every 6 months after the grant date.
(4)	Each of these stock options was granted on January 20, 2012, expires on January 20, 2017 and vests at the rate of 25% every 6 months after the grant date.

(5)	Each of these stock options was granted on February 15, 2012, expires on February 15, 2017 and vests at the rate of 25% every 6 months after the grant date.

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

Name of Shareholder	Number of Shares Beneficially Owned (1)		Percentage of Outstanding Common Shares (1)
Arnold T. Kondrat (2)	21,697,500	(3)	30.03%
Arabian Peninsula Projects Ltd	10,362,000	(4)	14.34%
Galena Special Situations Master Fund Limited	6,838,667	(5)	9.46%

(1)	The information in these columns of the table is as at April 24, 2014.

(2)	Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

(3)	With respect to the common shares of the Company currently held by Mr. Kondrat, 3,047,500 of such shares were acquired by Mr. Kondrat in 2012 and 7,500,000 of such shares were acquired by Mr. Kondrat in 2014.

(4)	Arabian Peninsula Projects Ltd ("APP") was the sole shareholder of the company (APM Mining Limited) acquired by Gentor in March 2010 when it acquired the Oman properties (following the said acquisition, APM Mining Limited changed its name to Gentor Resources Limited). The 10,362,000 common shares of Gentor held by APP referred to in the above table, were issued by Gentor to APP as the consideration for the said acquisition. See Item 4.A. of this Form 20-F, "History and Development of the Company", for additional information with respect to this acquisition. The Company understands that the terms of the preference shares of APP provide that, on the happening of certain events, which occurred when the Company’s shares were listed on the TSX Venture Exchange in November 2011, the holders of such preference shares may exchange such shares for an equivalent number of the Company’s common shares held by APP. In the event that such holder does not exercise such exchange right, the board of directors of APP has the power to redeem the holder’s shares on the same basis, a right which the APP board of directors has advised the Company that it intends to exercise (but which has not occurred as of the date of this Form 20-F).

(5)	Galena Special Situations Master Fund Limited acquired in 2010 6,666,667 of the common shares of the Company which it currently holds.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 24, 2014, based on the Company’s shareholders’ register, there were 21 shareholders of record of the Company’s common shares in the United States, holding 36.58% of the outstanding common shares of the Company.

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

B. Related Party Transactions

In January 2014, the Company completed a non-brokered private placement of 7,500,000 units of the Company at a price of Cdn$0.0525 per unit for proceeds to the Company of Cdn$393,750. Each such unit consisted of one common share of the Company and one warrant of the Company ("Warrant"), with each such Warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years. Arnold T. Kondrat was the purchaser of all of the said units. Taking into account the units acquired under this financing, Mr. Kondrat now holds 21,697,500 (or 30.03%) of the outstanding common shares of the Company and 7,500,000 Warrants. At the time of this financing, Mr. Kondrat was Executive Vice President and a director of the Company. He is currently Chief Executive Officer, President and a director of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2013, other than as discussed in this Form 20-F.

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

TSX Venture Exchange ("TSX-V")

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the three most recent financial years of the Company as traded on the TSX-V. The Company's common shares commenced trading on the TSX-V on November 7, 2011.

Year	High (Cdn$)	Low (Cdn$)
2013	$0.125	$0.02
2012	$1.09	$0.055
2011	$1.27	$0.90

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2014	$0.25	$0.055
December 31, 2013	$0.05	$0.02
September 30, 2013	$0.05	$0.03
June 30, 2013	$0.07	$0.035
March 31, 2013	$0.125	$0.06
December 31, 2012	$0.14	$0.055
September 30, 2012	$0.345	$0.10
June 30, 2012	$0.70	$0.23
March 31, 2012	$1.09	$0.75

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2014 (to April 24)	$0.155	$0.15
March 2014	$0.25	$0.14
February 2014	$0.17	$0.09
January 2014	$0.08	$0.055
December 2013	$0.05	$0.02
November 2013	$0.035	$0.02
October 2013	$0.035	$0.035

OTCQB and OTC Bulletin Board

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTCQB or the OTC Bulletin Board, as applicable.

Year	High (US$)	Low (US$)
2013	$0.10	$0.0176
2012	$1.01	$0.09
2011	$2.00	$0.51
2010	$1.80	$0.51
2009	$1.75	$1.02

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company as traded on the OTCQB.

Quarter Ended	High (US$)	Low (US$)
March 31, 2014	$0.223	$0.07
December 31, 2013	$0.042	$0.0176
September 30, 2013	$0.042	$0.023
June 30, 2013	$0.059	$0.023
March 31, 2013	$0.10	$0.10
December 31, 2012	$0.16	$0.09
September 30, 2012	$0.37	$0.15
June 30, 2012	$0.75	$0.22
March 31, 2012	$1.90	$0.75

The following table discloses the monthly high and low market prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQB.

Month	High (US$)	Low (US$)
April 2014 (to April 24)	$0.18	$0.18
March 2014	$0.223	$0.13
February 2014	$0.159	$0.076
January 2014	$0.07	$0.07
December 2013	$0.0176	$0.0176
November 2013	$0.042	$0.042
October 2013	$0.042	$0.042

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

The Company's authorized share capital consists of US$50,000 divided into 500,000,000 common shares with a par value of US$0.0001 per share, of which 72,253,840 common shares were issued and outstanding as of April 24, 2014. The following is a summary of the material provisions attaching to the common shares:

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than as disclosed elsewhere in this Form 20-F, including the Share Purchase Agreement dated April 10, 2014 and described in greater detail in Item 4.D. under the heading "Gentor’s Mineral Properties", there are no material contracts to which the Company is currently a party that were entered into by the Company or any of its subsidiaries during the two years immediately preceding the date of this Form 20-F.

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

Additional Tax on Passive Income

Individuals, estates and certain trusts whose income exceeds certain thresholds will be required to pay a 3.8% Medicare surtax on "net investment income" including, among other things, dividends and net gain from disposition of property (other than property held in certain trades or businesses). U.S. Holders should consult with their own tax advisors regarding the effect, if any, of this tax on their ownership and disposition of Common Shares.

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

Any amount treated as a dividend generally will be subject to withholding tax at a 30% gross rate, subject to any exemption or lower rate under an applicable treaty if the non-U.S. Holder provides the Company with a properly executed IRS Form W-8BEN or W-8BEN-E, unless the non-U.S. Holder instead supplies a properly executed IRS Form W-8ECI (or other applicable form) relating to income effectively connected with the conduct of a trade or business within the U.S. To the extent a distribution from the Company is treated as a dividend effectively connected with the conduct of a trade or business within the U.S. and includible in the non-U.S. Holder’s gross income, it will not be subject to the withholding tax (assuming proper certification and disclosure), but instead will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Any such effectively connected income received by a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

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

In general, a non-U.S. Holder will not be subject to backup withholding with respect to payments of dividends paid, provided the Company receives a statement meeting certain requirements to the effect that the non-U.S. Holder is not a U.S. person and that the Company does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient. The requirements for the statement will be met if (i) the non-U.S. Holder provides its name and address and certifies, under penalty of perjury, that it is not a U.S. person (which certification may be made on IRS Form W-8BEN or W-8BEN-E) or (ii) a financial institution holding the instrument on behalf of the non-U.S. Holder certifies, under penalty of perjury, that such statement has been received by it and furnishes the Company or its paying agent with a copy of the statement. In addition, a non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of a sale of Common Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and the Company does not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, or that it is not an exempt recipient, or the non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. Holder’s U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Generally, the Company will be required to withhold tax at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, Common Shares held by or through certain foreign financial institutions (including investment funds) beginning after June 30, 2014, in the case of dividends, and beginning after December 31, 2016, in the case of such gross proceeds, unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly- or partially-owned by U.S. persons. Accordingly, the entity through which Common Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Common Shares held by certain investors that are non-financial non-U.S. entities will be subject to withholding at a rate of 30%, beginning after June 30, 2014, in the case of dividends, and beginning after December 31, 2016, in the case of such gross proceeds, unless such entity either (i) certifies that such entity does not have any "substantial U.S. owners" or (ii) provides certain information regarding the entity's "substantial U.S. owners," which will in turn be provided to the Secretary of the Treasury. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of such withholding rules on their ownership and disposition of Common Shares.

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

This summary is not applicable to a Holder: (i) with respect to whom the Company is or will be a "foreign affiliate" within the meaning of the Tax Act, (ii) that is a "financial institution" for the purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a "tax shelter" or a "tax shelter investment" as defined in the Tax Act, (iv) that is a "specified financial institution" as defined in the Tax Act, (v) who has made a "functional currency" election under section 261 of the Tax Act, or (vi) that has entered into, with respect to the Common Shares, a “derivative forward agreement” as that term is defined in the Tax Act. Any such Holder should consult its own tax advisor.

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

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations are made with respect to the income tax considerations applicable to any particular Holder. Accordingly, prospective Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares.

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

Offshore Investment Fund Property Rules

The Tax Act contains provisions (the "OIF Rules") which, in certain circumstances, may require a Resident Holder to include an amount in income in each taxation year in respect of the acquisition and holding of Common Shares if (1) the value of such Common Shares may reasonably be considered to be derived, directly or indirectly, primarily from portfolio investments in: (i) shares of the capital stock of one or more corporations, (ii) indebtedness or annuities, (iii) interests in one or more corporations, trusts, partnerships, organizations, funds or entities, (iv) commodities, (v) real estate, (vi) Canadian or foreign resource properties, (vii) currency of a country other than Canada, (viii) rights or options to acquire or dispose of any of the foregoing, or (ix) any combination of the foregoing (collectively, "Investment Assets"); and (2) it may reasonably be concluded that one of the main reasons for the Resident Holder acquiring, holding or having the Common Shares was to derive a benefit from portfolio investments in Investment Assets in such a manner that the taxes, if any, on the income, profits and gains from such Investment Assets for any particular year are significantly less than the tax that would have been applicable under Part I of the Tax Act if the income, profits and gains had been earned directly by the Resident Holder.

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

The OIF Rules are complex and their application will potentially depend, in part, on the reasons for a Resident Holder acquiring or holding Common Shares. Resident Holders should consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

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

Shareholders Not Resident in Canada

The following discussion applies to a Holder who: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act or any applicable tax treaty; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Common Shares in connection with, or in the course of, carrying on a business in Canada (a "Non-Resident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such Non-Resident Holders should consult their own tax advisors.

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

Generally, Common Shares will not be taxable Canadian property at a particular time to a Non-Resident Holder provided that the Common Shares are listed on a designated stock exchange (which includes the TSX-V) at that time, unless at any time during the sixty month period immediately preceding the disposition of the Common Shares by such Non-Resident Holder, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, or the Non-Resident Holder together with all such persons, owned not less than 25% of the issued shares of any class or series of the capital stock of the Company and at that time more than 50% of the value of such shares was attributable to resource properties or real properties situated in Canada. The Company has advised that based on the historical and contemplated assets of the Company, the Common Shares should not be taxable Canadian property to a Non-Resident Holder.

F. Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G. Statement By Experts

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

H. Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada. The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces of Ontario, British Columbia and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com. The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC. You may read and copy any of the Company’s reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., U.S., 20549. In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I. Subsidiary Information

Not applicable.

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 12 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2013 and 2012 filed as part of this Form 20-F.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2013 based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2013 and no material weaknesses were discovered.

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

Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2013, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16.A. Audit Committee Financial Expert

The Company's Board has determined that William R. Wilson satisfies the requirements as an audit committee financial expert, in that he has an understanding of generally accepted accounting principles and financial statements; is able to assess the general application of such principles in connection with the accounting for estimates, accruals and reserves; has experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that can reasonably be expected to be raised by the Company's financial statements (or experience actively supervising one or more persons engaged in such activities); has an understanding of internal controls over financial reporting; and has an understanding of audit committee functions.

Mr. Wilson is also independent within the meaning of Section 803A of the NYSE MKT LLC Company Guide and Rule 10A-3 of the U.S. Exchange Act (although the Company’s common shares are not listed on the NYSE MKT LLC but are quoted on the OTCQB).

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

Item 16.C. Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (Deloitte llp) with respect to each of the years ended December 31, 2013 and December 31, 2012. All dollar amounts are exclusive of applicable taxes.

		2013			2012
Audit Fees	US$	91,100		US$	70,000
Audit-Related Fees		-			-
Tax Fees	US$	1,560	(1)		-
All Other Fees		-			-

(1) The services comprising these fees related to tax compliance services in foreign jurisdictions in connection with international tax returns.

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act of 2002, all services to be provided Deloitte llp are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee.

Item 16.D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2013.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-23.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION
1.1	Memorandum and articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed on March 9, 2012)
4.1	Company's 2010 Performance and Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed on July 28, 2010)
4.2	Company's 2011 Stock Option Plan (incorporated by reference from Exhibit 4.2 to the Company’s Form 20-F filed on April 30, 2012)
4.3	Stock Exchange Agreement regarding the acquisition of APM Mining (incorporated by reference from the Company’s Form 8-K filed February 24, 2010)
4.4	Earn-In Agreement dated October 27, 2009 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)
4.5	Novation Agreement dated January 20, 2010 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)

4.6	Amendment to the Earn-In Agreement dated February 25, 2010 with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)
4.7	Addendum to the Earn-In-Agreement with respect to the Block 5 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending June 30, 2011)
4.8	Earn-In Agreement dated January 25, 2010 with respect to the Block 6 property in Oman (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending March 31, 2010)
4.9	Share Purchase Agreement dated April 10, 2014 between the Company and Savannah Resources plc (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed April 18, 2014)
8.1	List of subsidiaries
11.1	Company's Business Conduct Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)
11.2	Whistleblower Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)
12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002
13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	Management's discussion and analysis of the Company for the year ended December 31, 2013

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2014

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2013 and 2012

GENTOR RESOURCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentor Resources Inc.

(An exploration stage corporation)

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. and subsidiaries (an exploration stage corporation) (the “Company”) as at December 31, 2013 and 2012, and the related consolidated statements of operations, cash flows and shareholders' equity for each of the years in the three-year period ended December 31, 2013, and for the period from March 24, 2005 (date of incorporation) to December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2013, and for the period from March 24, 2005 (date of incorporation) to December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

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

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 30, 2014

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

As at	December 31, 2013	December 31, 2012

ASSETS
Current
Cash	$30,709	$1,689,511
Prepaids and advances (note 3)	65,017	205,558
Total current assets	$95,726	$1,895,069

Long term deposit (note 4)	10,000	10,000
Capital assets (note 6)	122,229	257,139
Mineral properties (note 5)	800,000	18,248,198

Total assets	$1,027,955	$20,410,406
LIABILITIES
Current
Accounts payable	$557,330	$390,349
Accrued liabilities	221,019	97,226
Due to related parties (note 7)	327,138	83,744
Total current liabilities	1,105,487	571,319

Total liabilities	$1,105,487	$571,319

SHAREHOLDERS’ EQUITY
Authorized
500,000,000 Common Shares, $0.0001 per share par value (note 9a)
Issued and outstanding
62,753,840 Common Shares (December 31, 2012 – 62,753,840)(note 9)	6,275	6,275
Additional paid-in capital	41,533,256	41,342,964
Deficit accumulated during the exploration stage	(41,617,063)	(21,510,152)
Total shareholders’ (deficit) equity	(77,532)	19,839,087
Total liabilities and shareholders’ (deficit) equity	$1,027,955	$20,410,406

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(Stated in US dollars)

	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	Cumulative from inception on March 24, 2005 to December 31, 2013
Expenses

Field camps expenses	$303,733	$368,466	$166,718	$1,335,460
Surveying	-	106,471	22,586	193,911
Geophysics	7,709	143,088	106,382	917,206
Geochemistry	4,591	59,854	70,726	319,179
Geology	112,033	452,582	538,383	1,695,059
Drilling	-	669,436	1,103,893	4,892,100
Environmental testing	-	10,741	-	38,951
Mineral properties	-	-	100,000	663,045
Consulting fees – related parties	-	-	-	12,400
Consulting fees – others	-	-	4,174	194,624
Management fees	-	-	-	2,000
Professional fees	184,191	499,872	1,100,807	2,980,536
General and administrative expenses	2,010,986	3,111,081	2,431,515	9,617,093
Gain on sale of capital assets	(42,292)	(100)	(111,470)	(160,369)
Impairment of mineral properties	17,448,198	-	-	17,448,198
Depreciation	93,039	169,157	160,313	795,076
Net operating loss	(20,122,188)	(5,590,648)	(5,694,027)	(40,944,469)
Interest income	15,277	56,531	9,898	84,260
Gain on Canadian dollar common share purchase warrants	-	263,398	80,815	344,213
Rental income	-	-	-	6,720
Warrant modification	-	-	-	(1,057,787)
Loss on deposit	-	-	-	(50,000)
Net loss and comprehensive loss	$(20,106,911)	$(5,270,719)	$(5,603,314)	$(41,617,063)

Basic and diluted loss per common share (note 9d)	$(0.32)	$(0.08)	$(0.09)

Weighted average number of basic and diluted common shares outstanding (note 9d)	62,753,840	62,753,840	59,558,895

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year ended December 31, 2013	For the year ended December 31, 2012	For the year ended December 31, 2011	Cumulative from inception on March 24, 2005 to December 31, 2013
CASH PROVIDED BY (USED IN):
Operating activities:
Net loss	$(20,106,911)	$(5,270,719)	$(5,603,314)	$(41,617,063)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	17,448,198	-	-	17,448,198
Warrant modification	-	-	-	1,057,787
Depreciation	93,039	169,157	160,313	795,076
Gain on Canadian dollar common share purchase warrants	-	(263,398)	(80,815)	(344,213)
Gain on sale of capital assets	(42,292)	(100)	(111,470)	(160,369)
Accrued interest included in notes payable	-	-	-	95,115
Stock based compensation – employees	190,292	581,295	582,081	1,494,500
Stock based compensation – consultants	-	-	-	97,500
Loss on deposit	-	-	-	50,000
Shares issued for mineral properties	-	-	-	100,000
Shares issued for services	-	-	-	180,000
Change in non-cash working capital balances
Prepaids and advances	140,541	(129,659)	(29,089)	(112,644)
Accounts payable	166,981	(162,028)	139,070	476,199
Accrued liabilities	123,793	46,676	488	212,201
Cash used in operating activities	(1,986,359)	(5,028,776)	(4,942,736)	(20,227,713)
Financing activities
Loan payable repayment	-	-	(74,196)	(145,499)
Notes payable repayment	-	-	(769,733)	(93,344)
Due to related parties	243,394	(48,496)	(79,111)	(204,016)
Common shares and warrants issued (net of issuance costs)	-	-	7,399,385	21,129,694
Cash provided by (used in) financing activities	243,394	(48,496)	6,476,345	20,686,835
Investing activities
Purchase of capital assets	-	(168,329)	(115,791)	(790,093)
Gentor Resources Limited acquisition	-	-	-	255,889
Proceeds from disposal of capital assets	84,163	100	185,278	284,791
Purchase of a certificate of deposit	-	-	-	(10,000)
Mineral properties expenditures	-	-	-	(169,000)
Cash provided by (used in) investing activities	84,163	(168,229)	69,487	(428,413)
Net (decrease) increase in cash	(1,658,802)	(5,245,501)	1,603,096	30,709
Cash, beginning of the year	1,689,511	6,935,012	5,331,916	-
Cash, end of the year	$30,709	$1,689,511	$6,935,012	$30,709

Supplemental cash flow information (note 10). See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY

For the years ended December 31, 2013 and 2012

(Stated in US dollars)

	Number of common shares	Common shares amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)
Shares issued on March 24, 2005 at $0.004 per share	12,500,000	$1,250	$48,750	$-	$50,000
Net loss for the year	-	-	-	(97,637)	(97,637)
Balance at December 31, 2005	12,500,000	1,250	48,750	(97,637)	(47,637)
Shares issued on December 15, 2006 at $0.20 per share	5,000,000	500	999,500	-	1,000,000
Net loss for the year	-	-	-	(233,900)	(233,900)
Balance at December 31, 2006	17,500,000	$1,750	$1,048,250	$(331,537)	$718,463

Shares issued on July 23, 2007 at $0.20 per share	500,000	$50	$99,950	$-	$100,000
Shares issued on July 31, 2007 at $0.20 per share	1,000,000	100	199,900	-	200,000
Shares issued on November 20, 2007 at $0.25 per share	1,000,000	100	249,900	-	250,000
Shares issued on December 17, 2007 at $1.00 per share	2,500,000	250	2,374,750	-	2,375,000
Net loss for the year	-	-	-	$(1,881,910)	$(1,881,910)

Balance at December 31, 2007	22,500,000	$2,250	$3,972,750	$(2,213,447)	$1,761,553
Net loss for the year	-	-	-	$(3,189,473)	$(3,189,473)

Balance at December 31, 2008	22,500,000	$2,250	$3,972,750	$(5,402,920)	$(1,427,920)
Net loss for the year	-	-	-	$(564,947)	$(564,947)
Balance at December 31, 2009	22,500,000	$2,250	$3,972,750	$(5,967,867)	$(1,992,867)
Shares issued on March 8, 2010 at $1.02 per share	13,063,000	1,306	13,322,954	-	13,324,260
Shares issued at $1.80 per share on April 28, 2010	2,600,000	260	4,679,740	-	4,680,000
Shares issued at $0.50 per share on April 29, 2010	4,000,000	400	1,164,512	-	1,164,912
Warrants issued on April 29, 2010	-	-	730,568	-	730,568
Shares issued at $0.75 per share on October 28, 2010	4,000,000	400	2,260,794	-	2,261,194
Warrants issued on October 28, 2010	-	-	738,806	-	738,806
Shares issued at $0.75 per share on October 29, 2010	333,334	33	183,844	-	183,877
Warrants issued on October 29, 2010	-	-	60,049	-	60,049
Shares issued at $0.75 per share on November 2, 2010	2,666,667	267	1,507,196	-	1,507,463
Warrants issued on November 2, 2010	-	-	492,537	-	492,537

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at $0.75 per share on November 18, 2010	26,000	3	14,695	-	14,698
Warrants issued on November 18, 2010	-	-	4,802	-	4,802
Shares issued at $0.75 per share on December 22, 2010	3,662,671	366	2,032,186	-	2,032,552
Warrants issued on December 22, 2010	-	-	663,851	-	663,851
Issuance of stock options on August 30, 2010	-	-	238,334	-	238,334
Net loss for the year	-	-	-	(3,610,465)	(3,610,465)
Balance at December 31, 2010	52,851,672	$5,285	$32,067,618	$(9,578,332)	$22,494,571
Shares issued at $0.75 per share on January 18, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 18, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on January 24, 2011	250,000	25	140,952	-	140,977
Warrants issued on January 24, 2011	-	-	46,523	-	46,523
Shares issued at $0.75 per share on January 26, 2011	5,333,334	533	3,006,987	-	3,007,520
Warrants issued on January 26, 2011	-	-	992,481	-	992,481
Shares issued at $0.75 per share on January 27, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 27, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on February 24, 2011	222,000	22	125,166	-	125,188
Warrants issued on February 24, 2011	-	-	41,312	-	41,312
Shares issued at $0.75 per share on March 4, 2011	33,334	3	18,795	-	18,798
Warrants issued on March 4, 2011	-	-	6,203	-	6,203
Shares issued at $0.75 per share on March 7, 2011	113,000	11	63,711	-	63,722
Warrants issued on March 7, 2011	-	-	21,028	-	21,028
Shares issued at $0.75 per share on March 15, 2011	165,000	17	93,028	-	93,045
Warrants issued on March 15, 2011	-	-	30,705	-	30,705
Shares issued at Cdn $1.00 per share on August 09, 2011	35,000	3	31,763	-	31,766
Shares issued at Cdn $1.00 per share on August 17, 2011	5,000	1	4,577	-	4,578
Shares issued at Cdn $1.00 per share on September 1, 2011	25,000	3	22,919	-	22,922
Shares issued at Cdn $1.00 per share on September 12, 2011	255,000	25	224,968	-	224,993
Shares issued at Cdn $1.00 per share on September 16, 2011	750,000	75	661,428	-	661,503

GENTOR RESOURCES INC.

	Number of Common Shares	Common Shares Amount	Additional paid- in capital	Accumulated deficit	Total shareholders’ equity (deficiency)

Shares issued at Cdn $1.00 per share on September 19, 2011	41,500	4	36,162	-	36,166
Shares issued at Cdn $1.00 per share on September 20, 2011	5,000	1	4,335	-	4,336
Shares issued at Cdn $1.00 per share on September 26, 2011	1,000	-	837	-	837
Shares issued at Cdn $1.00 per share on September 27, 2011	5,000	1	4,339	-	4,340
Shares issued at Cdn $1.00 per share on October 12, 2011	100,000	10	88,785	-	88,795
Shares issued at Cdn $1.00 per share on November 2, 2011	2,163,000	216	1,943,297	-	1,943,513
Financing costs	-	-	(856,078)	-	(856,078)
Warrant modification	-	-	1,057,787	(1,057,787)	-
Stock based compensation expense	-	-	582,081	-	582,081
Net loss for the year	-	-	-	(5,603,314)	(5,603,314)
Balance at December 31, 2011	62,753,840	$6,275	$40,761,669	$(16,239,433)	$24,528,511
Stock based compensation expense	-	-	581,295	-	581,295
Net loss for the year	-	-	-	(5,270,719)	(5,270,719)

Balance at December 31, 2012	62,753,840	$6,275	$41,342,964	$(21,510,152)	$19,839,087

Stock based compensation expense (note 9c)	-	-	190,292	-	190,292
Net loss for the year	-	-	-	(20,106,911)	(20,106,911)

Balance at December 31, 2013	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

1.	ORGANIZATION AND GOING CONCERN

In February 2012, Gentor Resources Inc. (“the Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the year ended December 31, 2013, the Company had a net loss of $20,106,911 (year ended December 31, 2012 - $5,270,719, year ended December 31, 2011 - $5,603,314) and an accumulated deficit of $41,617,063 (December 31, 2012 – $21,510,152), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing the mineral properties and the discovery, development and sale of ore reserves. The Company intends to use the proceeds of the subsequent financings and the Oman sale to continue operations and exploration activity in 2014.

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

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries Gentor Resources Limited (formerly known as APM Mining Limited) and Gentor International Limited.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

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

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets.  If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups.  If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value.  As at December 31, 2013, an impairment of $17,448,198 was recorded against the carrying value of mineral properties. Please see note 5 for details.

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation.  The Company has not identified or recorded any asset retirement obligations on its balance sheets as at December 31, 2013 and December 31, 2012.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

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

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada and the US that at times may exceed US and Canadian federally insured limits. The Company has not experienced any losses in such accounts.

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

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of mineral properties and capital assets, estimation of future income taxes, useful lives of depreciable assets, and fair value estimates for stock options.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

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

Accounting Standards Codification 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2013, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method.  The treasury method assumes that outstanding stock options with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.  As the Company is incurring losses, basic and diluted loss per share are the same since including the exercise of outstanding stock options in the diluted loss per share calculation would be anti-dilutive.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

m)	RECENT ACCOUNTING PRONOUNCEMENTS

In July 2013, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, “Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists” (“ASU 2013-11”).  ASU 2013-11 requires an entity to report an unrecognized tax benefit, or a portion of an unrecognized tax benefit, in the financial statements as a reduction to a deferred tax asset for a net operating loss carryforward, a similar tax loss, or a tax credit carryforward, except as follows. To the extent a net operating loss carryforward, a similar tax loss, or a tax credit carryforward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. ASU 2013-11 is effective prospectively for interim and annual periods beginning after December 15, 2013, with early adoption permitted.  The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

In February 2013, the FASB issued ASU No. 2013-02, “Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income” (“ASU 2013-02”).  ASU 2013-02 requires an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. GAAP to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts.  ASU 2013-02 is effective prospectively for interim and annual periods beginning after December 15, 2012, with early adoption permitted.  The adoption of this amendment in 2013 did not have a material effect on the presentation of the Company’s consolidated financial statements.

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $49,988 for employee and travel advances, $2,980 for prepaid rent and $8,930 for prepaid insurance as at December 31, 2013 (December 31, 2012 - $133,110 employee and travel advances, $54,296 prepaid rent and $17,633 for prepaid insurance). Other items included in the prepaids and advances total $3,119 (December 31, 2012 - $519).

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

4.	LONG TERM DEPOSIT

The long-term deposit is a $10,000 certificate of deposit issued on March 11, 2013 and assigned to the United States Department of the Interiors, Bureau of Land Management, as a reclamation bond for the installation of a bridge crossing the Patterson creek in respect of the Company’s relinquished Idaho project.

This certificate of deposit bears an interest rate of 1.75% per annum and matures on March 11, 2014. It will automatically roll over to maintain the bond in good standing.

5.	MINERAL PROPERTIES

Oman Project

On March 8, 2010, the Company acquired, through its wholly owned subsidiary Gentor Resources Limited, the earn-in rights to the Block 5 and Block 6 copper exploration projects located in Oman.  Pursuant to the Earn-in Agreement between Al Fairuz Mining Company, LLC and Gentor Resources Limited, which relates to the Block 5 project, the Company has earned a 65% equity position in Al Fairuz Mining Company, LLC.  Pursuant to the Earn-in Agreement between Al Zuhra Mining Company, LLC and Gentor Resources Limited, which relates to the Block 6 project, the Company has the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC.

On April 10, 2014, the Company signed a share purchase agreement to sell its Oman properties. This agreement provided an accurate basis for the Company’s impairment assessment. For the year ended December 31, 2013, the Company recorded an impairment charge of $17,448,198 against mineral properties to bring the asset to its estimated fair value of $800,000. This amount represents the initial consideration the Company will receive at closing. See Subsequent Events, note 13.

Turkey Project

On April 30, 2012, the Company announced that it had entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which the Company was granted a 12 month option period for the purposes of funding and carrying out the exploration for copper on properties (the “Project”) located in northeastern Turkey held by the Licence Holder. The Company paid the Licence Holder a $200,000 option fee under the said agreement (the option underlying said agreement, the “Option”). The Option provided the Company with the option to acquire a 70% interest in the Project, as to which a further $400,000 would have been payable by the Company to the Licence Holder, and the Company would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, the Company would have been required to pay annual sums of $300,000 to the Licence Holder. As at December 31, 2013, the Option has expired under its terms.

Following the identification by the Company of several surface gossans in distal VMS settings, the Company has negotiated joint venture option agreements with two local Turkish entities. The first option agreement was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and a second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey.

Idaho Project

No exploration was undertaken at the Company’s molybdenum tungsten project in east central Idaho in the U.S. during the year ended December 31, 2013 and the Company has determined to not continue with the Idaho project and has relinquished its rights in respect of this project.

6.	CAPITAL ASSETS

December 31, 2013

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$27,543	$8,902	$18,641
Mining Equipment	102,830	55,609	47,221
Office Equipment	63,815	50,802	13,013
Furniture and Fixtures	3,097	891	2,206
Building	440,329	399,181	41,148
	$637,614	$515,385	$122,229

December 31, 2012

	Cost	Accumulated Depreciation	Net Book Value
Vehicle	$162,238	$88,357	$73,881
Mining Equipment	110,188	44,033	66,155
Office Equipment	75,049	45,386	29,663
Furniture and Fixtures	15,876	5,387	10,489
Building	440,328	363,377	76,951
	$803,679	$546,540	$257,139

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

7.	RELATED PARTY TRANSACTIONS

As of December 31, 2013, a balance of $79,840 advanced to the Company from Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.) was outstanding (December 31, 2012 - $79,840).  This advance is unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2013, an amount of $93,001 (December 31, 2012 - $733) was due to Peter Ruxton, a director of the Company. During the year ended December 31, 2013, the Company reimbursed travel and other office expenses incurred on behalf of Dr. Ruxton in the amount of $8,840 (December 31, 2012 - $43,126).

As of December 31, 2013, an amount of $64,297 (December 31, 2012 - $3,171) representing common office expenses was due to Banro Corporation, a corporation with a common director.

As of December 31, 2013, an amount of $90,000 (December 31, 2012 - $nil) was advanced to the Company by Arnold Kondrat, a director and officer of the Company. This advance is unsecured, non-interest bearing and re-payable upon demand.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

8.	REPORTABLE SEGMENTS

The Company operates in one reportable business segment: the exploration, mine development and extraction of precious metals in three geographic areas, the Sultanate of Oman, Turkey and the Canada.

As at	December 31, 2013	December 31, 2012

Oman – mineral properties	$800,000	$18,248,198
Oman – capital assets	14,756	103,350
Turkey – capital assets	59,013	64,290
Canada – capital assets	48,460	89,499
Total	$922,229	$18,505,337

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

As of December 31, 2013, the Company had outstanding 62,753,840 (December 31, 2012 – 62,753,840) common shares.

c)	Stock Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

As at December 31, 2013, the Company had 1,425,000 (December 31, 2012 – 1,825,000) stock options outstanding to acquire common shares at a weighted average exercise price of $0.90. The remaining weighted average contractual life of outstanding options is 2.34 years.  All of the stock options granted are expected to vest. As of December 31, 2013, the forfeiture estimate of the outstanding options is 0%. The number of stock options forfeited, cancelled, expired and exercised during the year ended December 31, 2013 was 400,000. There were 1,287,500 stock options exercisable and 137,500 stock options unvested as at December 31, 2013. The weighted average fair value of options granted in 2013 is $0.00 (December 31, 2012 - $0.48). The weighted average fair value of options vested in 2013 is $0.52 (December 31, 2012 - $0.93). The weighted average exercise price of the options exercisable is $0.89 and options expected to vest is $0.90 with a remaining weighted average contractual lives of 2.26 years and 2.34 years, respectively. As at December 31, 2013, the intrinsic value of the outstanding options was $nil because all outstanding options were out of the money.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

During the year ended December 31, 2013, the Company recognized as stock based compensation expense (included in general and administrative expenses) in the consolidated statements of operations $190,292 (year ended December 31, 2012 - $581,295 and year ended December 31, 2011 - $582,081). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at December 31, 2013 the unrecognized stock based compensation expense is $7,042 with a weighted average life of 2.34 years (December 31, 2012 - $217,650, 3.33 years).

The Black-Scholes option-pricing model was used to estimate values of all stock options granted in 2012 (no options granted in 2013) based on the following assumptions:

(i)	Risk-free interest rate: nil%, which is based on the 3-5 year Bank of Canada marketable bonds average yield (December 31, 2012 – 0.81% - 0.91%).
(ii)	Expected volatility: nil%, which is based on the Company’s historical stock price (December 31, 2012 – 67.11% - 67.33%).
(iii)	Expected life: nil (December 31, 2012 – 5 years).
(iv)	Expected dividends: $nil (December 31, 2012 - $nil).

d)	Loss Per Share

Loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2013, amounting to 62,753,840 common shares (December 31, 2012 – 62,753,840, December 31, 2011 – 59,558,895).

Diluted loss per share was calculated using the treasury stock method. For the year ended December 31, 2013, stock options and warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

10.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

For year ended	December 31, 2013		December 31, 2012		December 31, 2011

Cash paid during the period for:	$		$		$
Interest		-		-		46,699
Income taxes		-		-		-

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

11.	INCOME TAXES

A reconciliation of the U.S. federal statutory tax of 34% (2012 - 34% and 2011 – 40%) to the total provision is as follows (comparatives have been reclassified to conform to the current year presentation):

Year ended December 31,	2013	2012	2011

Loss for the year	$20,106,911	$5,270,719	$5,603,314
Recovery of income tax and statutory rates	6,836,350	1,792,045	1,905,127
Foreign tax rate differential	(3,522,620)	(693,291)	(814,927)
Income (losses) not subject to tax	(1,884,045)	(302,741)	(444,506)
Expenses not deductible for tax	(42,936)	-	-
Other	649,197	42,702	-
Change in valuation allowance	(2,035,946)	(838,714)	(645,694)
	$-	$-	$-

The significant components of deferred income taxes consist of the following (comparatives have been reclassified to conform to the current year presentation):

As at December 31,	2013	2012	2011
Deferred tax asset
Loss carryforwards	$4,576,065	$3,710,922	$2,871,789
Investments	960,957	-	-
Capital assets	10,101	-	-
Others	175,568	-	-
Deferred tax liability
Capital assets	-	(24,177)	(23,758)

Total:	5,722,691	3,686,745	2,848,031

Valuation allowance	(5,722,691)	(3,686,745)	(2,848,031)
	$-	$-	$-

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

During the year ended December 31, 2013, the Company incurred net losses and, therefore, has no provision for income taxes. No income tax benefit has been recorded because it is more likely than not that the recoverability of such assets would not be realized through known future revenue sources. The net deferred tax asset generated by the loss carryforward has been fully reserved.

The U.S. net operating loss net of unrecognized tax benefit, available to be applied against future years’ taxable income is $10,776,331 at December 31, 2013. If not utilized, these U.S. income tax losses will expire as follows:

2025	$97,637
2026	$223,603
2027	$1,874,027
2028	$3,340,280
2029	$406,098
2030	$952,212
2031	$1,552,580
2032	$1,482,729
2033	$847,165
Total:	$10,776,331

In Oman, the tax rate for foreign companies is 12%; however, there is a 5 year tax holiday from the start of production which has not commenced as of December 31, 2013. Turkish net operating loss carryforwards were $912,112 at December 31, 2013 ($121,696 at December 31, 2012). If unused, they will expire between 2017 and 2018.

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	2013	2012	2011
Unrecognized tax benefit - January 1	$-	$-	$-
Gross increases - tax positions in prior period	213,309	-	-
Gross decreases - tax positions in prior period	-	-	-
Gross increases - tax positions in current period	-	-	-
Settlement	-	-	-
Lapse of statute of limitation	-	-	-
Unrecognized tax benefit - December 31	$213,309	$-	$-

The Company would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Interest is not accrued on unrecognized tax benefit that can be offset with tax losses. The Company did not accrue penalties and interest historically or during 2013.

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

The Company is subject to taxation in the US and various foreign jurisdictions. As of December 31, 2013 the Company’s tax years for 2010, 2011, 2012 and 2013 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2013, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2010.

12.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Omani rials, Canadian dollars, Turkish lira and British pounds.  The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2013. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Omani rial, the Turkish lira, the Canadian dollar and the British pound as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Omani rial, the Turkish Lira, the Canadian dollar and the British pound would have had an equal but opposite effect as at December 31, 2013.

	Omani Rial	Canadian Dollar	Turkish Lira	British Pound
	$	$	$	$
Cash	1,080	13,662	27,399	-
Prepaids and advances	1,150	4,162	108,333	-
Accounts payable	-	(120,310)	(7,498)	(58,723)
Accrued liabilities	(82,389)	(1,500)	-	-
Total foreign currency working capital	(80,159)	(103,986)	128,234	(58,723)
US$ exchange rate at December 31, 2013	2.5909	0.9402	0.4673	1.6573
Total foreign currency net working capital in US$	(207,684)	(97,768)	59,924	(97,322)
Impact of a 10% strengthening of the US$ on net loss	(20,768)	(9,777)	5,992	(9,732)

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

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

At December 31, 2013 and 2012, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

As at December 31, 2013, the Company noted impairment indicators relating to mineral properties including a reduced budget for our Oman project and decreasing commodity prices in the industry which has led to a decreased share price. An impairment assessment was completed and an impairment charge was recorded against the carrying value of mineral properties to accurately reflect the fair value of the asset as at December 31, 2013. The fair value of mineral properties was determined using the share purchase agreement signed by the Company.

The fair value of mineral properties would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

December 31, 2013

Assets:	Level 1	Level 2	Level 3

Mineral properties	-	800,000	-

December 31, 2012
Assets:	Level 1	Level 2	Level 3

	-	-	-

GENTOR RESOURCES INC.

(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Stated in US dollars)

For the years ended December 31, 2013, 2012, and 2011

13.	SUBSEQUENT EVENTS

a)	On January 29, 2014 the Company closed a non-brokered private placement of 7,500,000 units of the Company at a price of Cdn$0.0525 per unit for proceeds to the Company of Cdn$393,750. Each such unit is comprised of one common share of the Company and one warrant of the Company with each such warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.07 for a period of two years.

b)	On February 20, 2014, the Company closed a non-brokered private placement of 2,000,000 units of the Company at a price of Cdn$0.075 per unit for proceeds to the Company of Cdn$150,000. Each such unit is comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 for a period of two years.

c)	On April 10, 2014 the Company entered into an agreement with Savannah Resources plc (the "Purchaser") to sell all of the Company’s properties in Oman to the Purchaser (the “Oman Sale”). The Purchaser is an AIM-listed mineral exploration company. The Oman Sale is being effected by way of the sale to the Purchaser of all of the Company's shares in the Company's wholly-owned British Virgin Islands subsidiary, Gentor Resources Limited. The interests of the Company in its properties in Oman are held through the said subsidiary.

The consideration for the Oman Sale is as follows:

Initial Consideration: A cash payment of $800,000 payable to the Company on closing.

Deferred Consideration

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made for the development of the Block 5 licence in Oman.
(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 licence in Oman.
(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.

The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company. Closing of the Oman Sale is anticipated to occur in May 2014.

