Form 20-F
period 2014-12-31
GENTOR RESOURCES INC.
filed 2015-05-05
CIK 1346917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2014

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to ______

OR

[ ]	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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
Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2014:
80,253,840 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes [    ]                                 No [X]

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.

Yes [    ]                                 No [X]

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X]                                 No [    ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes [X]                                 No [    ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [X]	International Financial Reporting	Other [ ]
Standards as issued by the International
Accounting Standards Board [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

[    ] Item 17                                 [    ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes [    ]                                 No [X]

-ii-

GENTOR RESOURCES INC. - FORM 20-F
TABLE OF CONTENTS

-iii-

TABLE OF CONTENTS
(continued)

	A.	Offer and Listing Details	41
	B.	Plan of Distribution	43
	C.	Markets	43
	D.	Selling Shareholder	43
	E.	Dilution	43
	F.	Expenses of the Issue	43
ITEM 10.	ADDITIONAL INFORMATION		43
	A.	Share Capital	43
	B.	Memorandum and Articles of Association	43
	C.	Material Contracts	45
	D.	Exchange Controls	45
	E.	Certain United States and Canadian Income Tax Considerations	46
	F.	Dividends and Paying Agents	55
	G.	Statement By Experts	55
	H.	Documents on Display	55
	I.	Subsidiary Information	56

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its projects) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration results will not be consistent with the Company's expectations; uncertainties relating to the availability and costs of financing in the future; risks related to the exploration stage of the Company's properties; fluctuations in copper prices and currency exchange rates; inflation; changes in equity markets; political developments in Turkey; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. In connection with the forward-looking statements contained in this Form 20-F, the Company has made certain assumptions about the Company’s business, the economy and the mineral exploration industry in general, the Company’s continued exploration and/or development of its mineral properties (including its ability to fund same), the regulatory framework in Turkey with respect to, among other things, the Company’s ability to obtain, maintain, renew and/or extend required permits, licenses, authorizations and/or approvals from the appropriate regulatory authorities and the Company’s ability to continue to obtain qualified staff and equipment in a timely and cost-efficient manner, and has also assumed no unusual geological or technical problems occur, equipment works as anticipated and no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

CAUTIONARY NOTE TO U.S. INVESTORS

National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") is a rule of the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral property information contained in this Form 20-F has been prepared in accordance with NI 43-101. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission (the "SEC"), and mineral property information contained herein may not be comparable to similar information disclosed by U.S. companies. U.S. investors are urged to closely consider all of the disclosures in this Form 20-F and other reports filed pursuant to the United States Securities Exchange Act of 1934, as amended, which may be secured from the Company, or from the SEC's website at http://www.sec.gov/edgar.shtml.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2014, 2013, 2012, 2011 and 2010. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period. For the years ended December 31, 2010 to December 31, 2013 and the cumulative period from inception to December 31, 2014, the previously reported amounts have been restated to reflect the disposition of the Oman operations as described in note 9 to the Company's audited consolidated financial statements as at and for the financial year ended December 31, 2014.

	(in $000 except per share data )
						Cumulative from
						Inception to
	2014	2013	2012	2011	2010	Dec. 31, 2014
Revenue	$-	$-	$-	$-	$-	$-
Net operating loss	(1,163)	(1,596)	(3,068)	(2,136)	(1,097)	(14,986)
Net loss from continuing operations	(1,055)	(1,580)	(2,748)	(2,045)	(2,748)	(15,551)
Net loss	(1,163)	(20,107)	(5,271)	(5,603)	(3,610)	(42,780)
Net loss per share	(0.02)	(0.32)	(0.08)	(0.09)	(0.09)
Current assets	341	90	1,895	7,011	5,379
Mineral properties	-	-	18,248	18,248	18,248
Total assets	403	1,028	20,410	25,527	24,013
Total liabilities	1,093	1,106	571	999	1,519
Net assets	(690)	(78)	19,839	24,529	22,495
Additional paid-in capital	42,082	41,533	41,343	40,762	32,068
Shareholders' equity (deficiency)	(690)	(78)	19,839	24,529	22,495
Weighted average common shares outstanding (in thousands)	73,633	62,754	62,754	59,559	38,904

Exchange Rates

On April 24, 2015, the noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$1.00 = US$0.8220. The following table sets forth, for each of the years indicated, additional information with respect to the noon rate of exchange for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Bank of Canada for 2012, 2013, 2014 and 2015 and the Federal Reserve Bank of New York for 2010 and 2011.

Rate	2014	2013	2012	2011	2010
Average (1)	0.9027	0.9670	1.0008	1.0144	0.9659

_________________

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Noon Exchange Rates for the Previous Six Months

	October	November	December	January	February	March
Rate	2014	2014	2014	2015	2015	2015
High	0.8980	0.8900	0.8815	0.8527	0.8063	0.8039
Low	0.8858	0.8751	0.8589	0.7863	0.7915	0.7811

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

The Company’s consolidated financial statements included herein were prepared under the assumption that the Company will continue as a going concern for the next twelve months. However, for the year ended December 31, 2014, the Company had a net loss from continuing operations of US$1,054,669 (year ended December 31, 2013 - US$1,580,191; year ended December 31, 2012 - US$2,747,879) and an accumulated deficit of US$42,779,688 (December 31, 2013 – US$41,617,063). Therefore, as stated in the Report of Independent Registered Public Accounting Firm, there is substantial doubt as to the Company’s ability to continue on a going concern basis. The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company’s securities would have little or no value.

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

The Company's mineral properties are located in Turkey. A substantial portion of the Company's business is therefore exposed to various degrees of political, economic and other risks and uncertainties.

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

The Company is a foreign corporation and conducts operations through foreign subsidiaries and all of its mineral properties are held through these subsidiaries. Accordingly, any limitation on the transfer of cash or other assets between the Company and its subsidiaries, or among its subsidiaries, could restrict the Company's ability to fund its operations efficiently. Any such limitations, or the perception that such limitations may exist in the future, could have an adverse impact upon the Company's business and financial condition.

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

Gentor's mineral exploration and potential development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Gentor's exploration activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

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

There can be no assurance that an active market for the Company's securities will be attained or sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the financial performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, short-term changes in commodity prices, other precious metal prices, the attractiveness of alternative investments, currency exchange fluctuation, the political environment in Turkey and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company's securities; lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the Company's operating performance and the performance of competitors and other similar companies; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; changes in estimates or recommendations by research analysts who track the Company's securities or the shares of other companies in the resource sector; the arrival or departure of key personnel; acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

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

  US$1,162,625 for the year ended December 31, 2014;

  US$20,106,911 for the year ended December 31, 2013;

  US$5,270,719 for the year ended December 31, 2012;

  US$5,603,314 for the year ended December 31, 2011; and

  US$3,610,465 for the year ended December 31, 2010.

The Company had an accumulated deficit of US$42,779,688 as of December 31, 2014.

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

The Company currently has mineral properties in Turkey only. The Company will as a consequence be exposed to some heightened degree of risk due to the lack of property diversification. Adverse changes or developments affecting such properties would have a material and adverse effect on the Company's business, financial condition, results of operations and prospects.

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

The Company does not have insurance to cover the potential risks associated with its operations, including industrial accidents, damages to equipment and facilities, labour disputes, pollution, unusual or unexpected geological conditions, rock bursts, ground or slope failures, cave-ins, fires, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, earthquakes and other environmental occurrences. Losses from these events may cause Gentor to incur significant costs that could have a material adverse effect upon its financial performance and results of operations.

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

The Company is organized under the laws of the Cayman Islands, and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers except one director reside outside of the United States, and all or a substantial portion of their assets and the Company's assets are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors or officers who are not resident in the United States or in other jurisdictions outside Canada. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

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

In March 2010, the Company completed the acquisition of all of the outstanding shares of APM Mining Limited (which subsequently changed its name to Gentor Resources Limited) ("Oman Holdco"), a British Virgin Islands company, in exchange for the issuance by the Company of a total of 10,362,000 common shares. In connection with this acquisition, the Company issued an additional 2,500,000 common shares pursuant to an amendment to the earn-in agreement between Al Fairuz Mining Company, LLC and Oman Holdco (the "Block 5 Earn-In Agreement"), which increased from 50% to 65% the equity interest in Al Fairuz Mining Company, LLC that Oman Holdco had the right to earn.

As a result of the acquisition of Oman Holdco, the Company, through Oman Holdco, acquired the earn-in rights to the Block 5 and Block 6 properties in Oman. Al Fairuz Mining Company, LLC held the exploration licence for the Block 5 property. Pursuant to the Block 5 Earn-In Agreement, the Company, through Oman Holdco, acquired a 65% equity position in Al Fairuz Mining Company, LLC. Pursuant to an earn-in agreement between Al Zuhra Mining Company, LLC and Oman Holdco, the Company, through Oman Holdco, has the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC, which held the exploration licence for the Block 6 property.

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

In August and September 2012, the Company announced drilling results from the Hacimeter Project. This drilling program outlined significant high-grade massive sulphide extensions to the shallow stringer type volcanogenic massive sulphide ("VMS") system initially discovered at the Hacimeter Project.

In June 2012, the Company announced maiden NI 43-101 mineral resource estimates for the Mahab 4 and Maqail South prospects at the Company’s Block 5 property in Oman.

In October 2013, the Company announced that (a) the Company’s search for Cyprus-type VMS deposits in Turkey has resulted in the identification in northern Turkey of several surface gossans in distal VMS settings and led to the signing by the Company’s local subsidiary in Turkey of two new joint venture option agreements with local Turkish groups (one of these agreements relates to the Company’s Karaburun project, which is the Company’s current focus and is described in Item 4.D. of this Form 20-F below), (b) having discovered further VMS mineralisation, but of insufficient size to eventually establish a commercial mining operation at the Hacimeter Project, Gentor has allowed the Hacimeter Option to expire without continuing to form a joint venture, and (c) in light of continued depressed market conditions, Gentor was proposing to undertake a strategic review of its Oman properties over the coming months.

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

In April 2014, the Company announced that it had entered into an agreement with Savannah Resources plc (the "Purchaser") to sell all of Gentor’s properties in Oman to the Purchaser (the "Oman Sale"). The Oman Sale was completed in July 2014. The Oman Sale was effected by way of the sale to the Purchaser of all of Gentor’s shares in Oman Holdco. The interests of Gentor in its properties in Oman were held through Oman Holdco. The Oman Sale reflected Gentor’s focus on its copper exploration properties in Turkey. The consideration for the Oman Sale was comprised of a cash payment of US$800,000 paid to the Company on closing, together with the following deferred consideration (the "Deferred Consideration"):

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

In August 2014, the Company completed a non-brokered private placement of 3,000,000 units of the Company at a price of Cdn$0.06 per unit for proceeds to the Company of Cdn$180,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Mr. Kondrat was the purchaser of all of the said units.

In September 2014, Gentor announced that, as a result of a Government tender process, it had acquired a new mineral exploration licence which covers the remaining portion of the Karaburun VMS project in northern central Turkey, the southern part of which was already held by the Company under an existing Turkish joint venture agreement.

In October 2014, the Company completed a non-brokered private placement of 5,000,000 units of the Company at a price of Cdn$0.10 per unit for proceeds to the Company of Cdn$500,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.15 for a period of one year. Richard J. Lachcik (a director of the Company) purchased 1,000,000 of the said units and Geoffrey G. Farr (Corporate Secretary of the Company) purchased 500,000 of the said units.

In December 2014, Gentor announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey enabling the Company to undertake its planned Phase 1 diamond drilling program in the southern part of its Karaburun project. The drill permit allows Gentor to prepare access roads and drill at up to 27 locations in the southern part of the project area. Gentor proposes to drill an initial 14 holes for 2,150 metres.

B. Business Overview

General

Gentor is a mineral exploration company focussed on the discovery and development of mineral resources. The Company’s current focus is the exploration of its Karaburun project in northern Turkey. An initial 2,150 metre drilling program is planned to commence at this project in May 2015.

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

Government Regulations

The Company's mineral properties are located in Turkey and, as such, Gentor's operations are exposed to various levels of regulatory, economic, political and other risks and uncertainties associated with operations in a foreign jurisdiction.

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

_____________________

(1) The Company’s Karaburun project in Turkey is held through Gentor Aslan Madencilik Sanayi Ve Ticaret Limited Sirketi.

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Gentor’s Mineral Properties

Gentor is a mineral exploration company which currently has one project, the Karaburun project (the "Karaburun Project") in northern Turkey (see Figure 1), the exploration of which is the Company’s current business focus. The Karaburun Project is in the exploration stage and a substantial amount of capital will have to be spent on the properties comprising this project before the Company will know whether they contain commercially viable mineral deposits. All such properties are without known reserves and the work being done by the Company is exploratory in nature.

Background

During fiscal year 2013, the Company carried out exploration activities in Turkey consisting of detailed geological and more general terrain scale prioritization, target generation and opportunity identification in central and northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work resulted in the identification by the Company of several surface gossans in distal VMS settings, and led to the negotiation by the Company of two joint venture option agreements with local Turkish entities covering these properties.

After the signing of the said agreements, the attention was directed to the properties covered by the agreements. At the first property (located at what is now referred to as the Company’s Karaburun Project), a 2.5 kilometre long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. The joint venture option agreement covering this property is referred to herein as the "Karaburun Option Agreement". Similar mapping and soil sampling in the second joint venture option agreement ground revealed a one kilometre long gossan marked altered zone. However, in order to concentrate funds on the Karaburun Project ground and in view of the less than expected level of mineralisation at the second joint venture option agreement ground, this second option was let to lapse in May 2014.

In September 2014, the Company announced that it had acquired a new exploration license as a result of a government tender process. This new license covers the remaining northern portion of the Karaburun VMS prospect, the southern part of which is held by the Company under the Karaburun Option Agreement (see Figure 2).

In December 2014, the Company announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey enabling Gentor to undertake its planned Phase 1 diamond drilling program at the Karaburun Project.

Gentor has now acquired title (pursuant to the government tender process referred to above) and buyout rights (pursuant to the Karaburun Option Agreement) to the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit. Preliminary exploration by Gentor of this impressive gossan/VMS system has shown that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey. Given the strong geological similarities of the Karaburun VMS gossan system to the recently drilled out Hanonu copper deposit, and Karaburun's extensive, thick, geochemically anomalous gossans and exposed VMS, Gentor intends to conduct early drilling at the Karaburun Project starting in May 2015. This first phase diamond drilling of some 14 holes totaling 2,150 metres is planned to be completed by the end of June 2015.

From the Company’s office base in Ankara, Turkey, the Company continues its assessment of Turkish projects with a view to the possibility of further joint ventures or acquisition deals. The Company continues its regional evaluation and assessment in the search for VMS mineralisation, in particular.

Karaburun Project

Property Description and Location

The Karaburun Project is a metasediment hosted VMS system in forested terrain about 17 kilometres northwest of the town of Boyabat in the Sinop District of the Black Sea region, northern central Turkey (see Figure 1). Gentor has outlined at the Karaburun Project a 2.5 kilometre long gossanous, Besshi-style VMS mineralised system within Mesozoic Ophiolite-related mafic volcaniclastics and metapelites, similar in both age and character to the Hanönü copper deposit, some 11 kilometres to the northwest.

Work in both the southern area, covered by the Karaburun Option Agreement, and the northern license area (see Figure 2) confirms widespread copper and zinc anomalism, in initial hand-held XRF measurement of rock, stream sediment and soil geochemical samples, over outcropping and shallow depth continuations of gossan.

Figure 1

The Company’s interest in the Karaburun Project is held through (a) the Karaburun Option Agreement entered into between the Company’s Turkish subsidiary and a local Turkish partner, which partner holds a 10-year operating licence covering the southern part of the Karaburun Project, and (b) an exploration licence held directly by the Company’s Turkish subsidiary covering the northern part of the Karaburun Project (see Figure 2).

Figure 2

The Karaburun Option Agreement provides for a 50% share of the operating license, together with the following terms:

  A US$60,000 cash payment was made on signature of the agreement.

  A minimum expenditure of US$140,000, including at least 1,000 metres of drilling, within the option period.

  Gentor has the right to purchase the VMS rights on the licence for US$1,000,000 cash.

  The option period expires on December 31, 2015. An additional US$85,000 cash payment was made in 2014 by Gentor to extend the option period to December 31, 2015. A further US$85,000 cash payment is required to be made by Gentor in 2015 (half of this payment has been made as at the date of this Form 20-F).

  On expiry of the option period, Gentor has the right to sole fund and earn a 75% interest by spending US$1.2 million or by completing a bankable feasibility study.

  At 75% the local partner has the right to either contribute or dilute to 10% and subsequently convert to a 2% NSR royalty.

Table 1 below provides details in respect of the two licenses comprising the Karaburun Project.

Table 1

LICENCE NO.	HOLDER	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)
E:3168840	Nebil Dincer	January 6, 2014	January 6, 2024	Cu, Zn, Au, Ag	1,990.86
E: 3314507	Gentor Aslan Madencilik Sanayi Ve Ticaret Limited Sirketi	September 17, 2014	September 17, 2021	Cu, Zn, Au, Ag	1,803.99

Mineral rights in Turkey are held by the State. The surface rights to the properties comprising the Karaburun Project are also owned by the State. Mineral exploration licenses are issued initially for one year and are extendable by further periods of two and then four years. Successful holders are expected to submit production licensing reports; once approved, these licenses are issued from 10 years upward. Operating licenses are renewable for a total of 60 years. In exceptional situations the government is empowered to issue further extensions. After each period of licensing, technical and expenditure reporting are mandated. In order to undertake exploitation, a production permit is needed.

For the exploration license held directly by Gentor’s Turkish subsidiary, there is an annual license fee of 887 Turkish lira (US$332), which has been paid for 2015, and Gentor’s Turkish subsidiary is required to incur at least 70,318 Turkish lira (US$26,369) until the first anniversary of the license. As well, a report of findings and a documented list of expenditure must be submitted by such subsidiary to the Mining Department in order to qualify for a further two year general exploration period. In the case of the operating license held by Gentor’s local partner, the local partner is responsible for the annual fee payment of 5,329 Turkish lira (US$1,998) (which has been paid for 2015). As well, Gentor must pay the local partner US$42,500 in July 2015.

The Karaburun Project is accessible by a good road network from Ankara (approximately 340 kilometres) and Istanbul (approximately 650 kilometres), and via daily flights from Istanbul to Kastamonu, Sinop and Samsun. The access to the Karaburun Project is by way of rural and/or forestry roads which are normally non-tarmac. Four wheel drive vehicles are often needed in winter periods when heavy snowfall makes access difficult.

Within 15 kilometres of the Karaburun Project there is 32 kVA power source and open water sources.

The Karaburun Project area lies in a largely pine-covered forest with elevations ranging from 1,000 to 1,100masl, and is about 70 kilometres from the shores of the Black Sea to the north. Below freezing temperatures are experienced from November through April, however, it is possible to run a year round exploration operation at the Karaburun Project.

Exploration Review

Rock and soil geochemical results collected by Gentor at Karaburun have defined widespread Cu-Zn-Ag-Au and Co anomalism coincident with numerous stacked stratigraphic mineralised gossan horizons - numbered Main and 1 to 8. Mapping and insitu soil analyses with portable XRF along 100 metre spaced N-S oriented soil geochemical profiles has confirmed and refined the anomalism in relation to the positions of insitu ironstone gossans and their down-slope boulder trains (see Figure 3). This data highlights the stratigraphically lower eastern end Main Lode as Cu-rich (+500 ppm Cu) and the central portion (No. 6/7 lodes) as Zn-rich (+250 ppm Zn), whereas the upper western lodes exhibit a more polymetallic Cu-Au-Ag rich signature.

Stream sediment sampling with portable XRF analysis conducted within the Sevlik Creek drainage encompassing the VMS system, highlights the anomalous copper and zinc geochemistry for several kilometres below the gossans and within the exposed system, against a low background elsewhere in the hanging wall zones (see Figure 4). In the footwall to the north of the main gossan zones, several anomalous drainages support potential for more mineralisation in the new license area. Ongoing mapping and soil geochemistry over the central northern part of the new license area led to the identification of new stringer style mineralisation marked by narrow argillic and/or hematitic alteration zones with pyrite and copper oxides. However, these are currently thought to represent possible feeders in the footwall zone.

The Company has established good working relations with its Turkish partner to promote local community acceptance and support for detailed exploration of the prospective sequence regionally as well as at Karaburun. Gentor believes that it is likely that further mineralised positions will be found in this previously poorly-explored Ophiolite melange terrain in the Kastamonu Region.

The Company currently has three permanent exploration geologists and a consultant geologist involved in respect of the exploration work at the Karaburun Project.

Figure 3

Gossans

The Karaburun gossans lie in the same stratigraphy as the longlife Kure Copper Underground Mine and a newly discovered large open-pittable copper resource at Hanonu owned by Asya Mining, which lies 11 kilometres to the north-west. It is considered that the easterly trending ironstone gossans are essentially stratabound, generally conformable with the gently folded Bekirli Formation stratigraphy and occur in a mixed but dominantly chloritic mafic volcaniclastic hanging wall package, with interbedded pelitic schists that appear more prominent in the footwall sequence to the north.

Stratigraphically the number 6 and 7 gossans and the Main Zone equate along strike, separated only by erosion of the gossan and potentially at least one northeast trending fault (see Figure 3). Gossans number 4 and 5 lie at a slightly higher position above a pelitic unit and below a hanging wall volcaniclastic unit; whereas the upper gossans number 1-3 are higher again within mixed pelites and volcaniclastics, but below the main hanging wall volcaniclastic unit. Given that the sequence continues to dip southwards within the joint venture tenement and a broad synformal structure is mapped south of Karaburun village, it is likely the mineralised position may repeat further south in the tenement where limited mapping has yet been undertaken.

The Main Zone exhibits heavily leached ironstone gossan above exposed massive sulphides and siliceous pyritic and chloritic volcaniclastics over 300 metres at creek level in waterfall terrain, with minor old workings containing copper silicates. Local tight isoclinal and chevron fold structures in the mineralised sericite-pyritic schists and phyllites together with quartz-rich lenses within the 50 to 75 metre thick Main Lode, suggest that deformation was focussed in these weaker units compared to the more competent interbedded volcaniclastics and enclosed massive sulphides. Gossan breccia and minor quartz vein stringer zones in chloritised volcaniclastics along strike to the east of the Main Zone indicate the presence of a localised footwall feeder to this system.

Figure 4

The impressive size of the exposed VMS system, its polymetallic signature and multiple stratabound lenticular nature, is characteristic of Besshi-style deposits worldwide, for example, Windy Craggy, British Columbia, Canada. Given the fact that similar copper deposits at the Kure mine and Hanonu also occur in this Central Pontide region of northern Turkey, Gentor believes that Karaburun has significant resource potential. An initial 2,150 metre diamond drilling program is planned for May 2015. Gentor proposes to drill an initial 14 holes. The budget for this drill program is US$650,000. Funding for this program will be provided by Gentor (the parent company) to its 100% owned Turkish subsidiary which holds Gentor’s interest in the Karaburun Project. The drill contract was awarded to a local contractor, Spektra-Jeotec.

Qualified Person

The exploration information disclosed in this Form 20-F has been reviewed, verified (including sampling, analytical and test data) and compiled by senior geologists under the direction of Dr. Peter Ruxton, who is a Professional Member of the Institute of Materials, Minerals and Mining (I.M.M.M.), a director of Gentor and a "qualified person" (as such term is defined in Canadian National Instrument 43-101 as promulgated by the Canadian Securities Administrators).

All soil and rock samples from the Karaburun Project were placed in sealed bags by Company geologists and sent to the ALS Chemex Laboratory (which is independent of the Company) in Izmir, Turkey where the samples were prepared and analysed for gold by fire assay using a 30g charge and for 41 elements by ICP. The rock samples were crushed down to minus 2 mm and split with half of the sample pulverized down to 90% passing 75 microns. The soil and stream sediment samples were sieved to minus 2 mm before analysis. As part of the Company's quality assurance/quality control procedures, internationally recognized standards, duplicates and blanks are being used.

The Company made extensive use of a hand-held XRF instrument in the field during reconnaissance and follow-up rock, soil and stream sediment surveys at the Karaburun Project. At each locality, mean of 3 readings were recorded. Some of the selected samples from the Karaburun Project were re-analysed by the same instrument in a more controlled office environment together with measurements on internationally recognised standard rock samples.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2014 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2014 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources.

See the management's discussion and analysis of the Company for the year ended December 31, 2014 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and senior management of the Company, their ages and term of continuous service are as follows:

		Current Position(s)
Name	Age	with the Company	Served Since
Arnold T. Kondrat	62	President, Chief Executive Officer and a director	July 31,2007 (director and officer)
Dr. Omer Celenk	70	Country Manager - Turkey	January 1, 2012
Donat K. Madilo	53	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	48	General Counsel and Corporate Secretary	April 7, 2011
Richard J. Lachcik (1)	57	Director	February 13, 2014
Dr. Peter A. Ruxton (1)	57	Director	March 8, 2010
William R. Wilson (1)	72	Director	February 13, 2014

____________________

(1) Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. He has been a director of the Company since July 2007, was Executive Vice President of the Company from July 2007 to February 2014 and has been the President and Chief Executive Officer of the Company since February 2014. Mr. Kondrat is the principal founder, Executive Vice President and a director of Banro Corporation ("Banro") (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC). He is also the principal founder, President, Chief Executive Officer and a director of Loncor Resources Inc. ("Loncor") (a mineral exploration company listed on the Toronto Stock Exchange), principal founder, Chief Executive Officer and a director of Delrand Resources Limited ("Delrand") (a mineral exploration company listed on the Toronto Stock Exchange and the JSE), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Dr. Omer Celenk – Dr. Celenk is a Turkish geologist with over 40 years of experience, specialising in Exploration Geochemistry. During his career he travelled widely in the Philippines, India and Uganda as a Specialist Geochemist with the United Nations and Kenmare Resources. Dr. Celenk began his experience with the MTA (Geological Survey) of Turkey and has consulted widely to the Turkish mining industry, but more recently with Kefi Minerals plc. He has a Ph.D. in Exploration Geochemistry and a M.Sc. in Mining Geology & Mineral Exploration from the University of Leicester, England and a B.Sc. (Hons) from Birmingham University, England.

Donat K. Madilo – Mr. Madilo has over 25 years of experience in accounting, administration and finance in the Democratic Republic of the Congo (the "DRC") and North America. He is Senior Vice President, Commercial and DRC Affairs at Banro, Chief Financial Officer of each of Loncor and Gentor, and Treasurer of Delrand. Mr. Madilo’s previous experience includes Chief Financial Officer of Banro, director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel and Corporate Secretary of Banro, and General Counsel and Corporate Secretary of each of Gentor, Loncor and Delrand. He is also currently a director of Delrand. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

Richard J. Lachcik - Mr. Lachcik is a partner of the law firm Norton Rose Fulbright Canada LLP, which acts as counsel to the Company. He has been practising corporate and securities law in Toronto, Canada for over 30 years. Mr. Lachcik has extensive experience in representing public companies and has also acted for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

Dr. Peter A. Ruxton - Dr. Ruxton spent the first 15 years of his career in the mining industry, including 11 years with Billiton Australia, initially as an Exploration Geologist and later as Regional Exploration Manager: Northern Territory. He played a key role in the team that discovered the Sunrise Dam Gold Mine, north of Kalgoorlie in Western Australia. Dr. Ruxton spent a further three years as Exploration Manager with Ross Mining N.L. of Australia, where he co-ordinated the Gold Ridge bankable feasibility study. The Gold Ridge Gold Mine commenced production in August 1998. Following the completion of his MBA in December 2000, Dr. Ruxton spent eight years as a Fund Manager, joining the Commonwealth Development Corporation as an Investment Manager in its Minerals, Oil & Gas team with a focus on Africa and Emerging Markets. Following the creation of Actis Capital LLP in 2004, he was employed initially as Investment Principal with promotion to the Partnership in 2006. Dr. Ruxton holds a B.Sc. (Hons.) in Geological Sciences and a Ph.D in Economic Geology from the University of Leeds, England. In 2000, he completed an MBA from the Institute for Financial Management (Manchester Business School & University of Wales). Dr. Ruxton completed his PhD on copper deposits and spent 18 months as a Post-Doctoral Research Fellow at the University of Tasmania studying volcanogenic massive sulphide deposits. He was Chief Executive Officer and President of the Company from March 2010 to February 2014.

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

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers
Arnold T. Kondrat	Delrand Resources Limited
Loncor Resources Inc.
Richard J. Lachcik	Cerro Grande Mining Corporation
Loncor Resources Inc.
Peter A. Ruxton	Platmin Limited
William R. Wilson	Delrand Resources Limited
Loncor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2014.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Peter A. Ruxton Former Chief Executive Officer (3)	Nil	N/A	$8,407 (4)	Nil	$2,645 (2)	$11,052
Donat K. Madilo Chief Financial Officer	Nil	N/A	$11,209	Nil	Nil	$11,209
Arnold T. Kondrat Chief Executive Officer (3)	Nil	N/A	$28,022	Nil	$131,736 (5)	$159,758
Omer Celenk Country Manager - Turkey	$120,000	N/A	$8,407	Nil	Nil	$128,407
Geoffrey G. Farr General Counsel and Corporate Secretary	$48,000	N/A	$14,011	Nil	Nil	$62,011
__________________

(1)

These amounts represent the grant date fair value of the stock options awarded in 2014, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2014 of Cdn$1.00 = US$0.9504. Grant date fair value of the stock options granted in 2014 to the above individuals was calculated in accordance with the Black- Scholes model using the share price per share on the date of grant of Cdn$0.06, with the key valuation assumptions being stock price volatility of 102%, risk free interest rate of 1.57%, no dividend yield and expected life of 5 years.

(2)	This amount represents life and medical insurance premiums.

(3)

In February 2014, Mr. Kondrat was appointed President and Chief Executive Officer of the Company replacing Dr. Ruxton (Mr. Kondrat was Executive Vice-President of the Company prior to this appointment). Dr. Ruxton remains a director of the Company.

(4)	The stock options granted to Dr. Ruxton in 2014 were so granted after he had ceased to be President and Chief Executive Officer of the Company.

(5)	This amount represents consulting fees for Mr. Kondrat. These fees are accrued in Canadian dollars, with the total fee amount for 2014 in Canadian dollars being Cdn$144,000.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2014:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested ($)
Peter A. Ruxton	August 30, 2010	300,000	US$0.75	August 30, 2015	Nil	N/A	N/A
	February 15, 2012	200,000	Cdn$1.09 (US$0.94)	February 15, 2017	Nil	N/A	N/A
	May 23, 2014	150,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
Donat K. Madilo	May 23, 2014	200,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
Arnold T. Kondrat	May 23, 2014	500,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
Omer Celenk	May 23, 2014	150,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
Geoffrey G. Farr	December 14, 2011	100,000	Cdn$1.24 (US$1.07)	December 14, 2016	Nil	N/A	N/A
	May 23, 2014	250,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
_____________________

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars, except for the stock options granted to Dr. Ruxton on August 30, 2010. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2014 of Cdn$0.08 as reported by the TSX Venture Exchange, which is equivalent to US$0.07 using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2014:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Peter A. Ruxton	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A
Omer Celenk	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A
___________________

(1)	Identifies the aggregate dollar value that would have been realized by the Officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2014 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to the compensation of each of the Company's directors in the year ended December 31, 2014, other than Mr. Kondrat and Dr. Ruxton. See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat and Dr. Ruxton during 2014.

Name (3)	Fees earned (US$)	Share-based awards (US$)	Option-based awards(1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Rudolph de Bruin	Nil	N/A	N/A	N/A	Nil	Nil
Richard J. Lachcik	Nil	N/A	$8,407	N/A	Nil (2)	$8,407
David Twist	Nil	N/A	N/A	N/A	Nil	Nil
William R. Wilson	Nil	N/A	$8,407	N/A	Nil	$8,407
____________________

(1)

These amounts represent the grant date fair value of the stock options awarded in 2014, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2014 of Cdn$1.00 = US$0.9504. Grant date fair value of the stock options granted in 2014 to the above individuals was calculated in accordance with the Black- Scholes model using the share price on the date of grant of Cdn$0.09, with the key valuation assumptions being stock price volatility of 102%, risk free interest rate of 1.57%, no dividend yield and expected life of 5 years. No stock options of the Company were granted to Mr. de Bruin or Mr. Twist in 2014.

(2)

During the financial year ended December 31, 2014, the Company incurred legal expenses (and related costs) of $70,064 to Norton Rose Fulbright Canada LLP (which acts as legal counsel to the Company). Mr. Lachcik is a partner of Norton Rose Fulbright Canada LLP.

(3)	Messrs. de Bruin and Twist ceased being directors of the Company in February 2014. Messrs. Lachcik and Wilson were appointed directors of the Company in February 2014.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2014 by the directors of the Company other than Mr. Kondrat and Dr. Ruxton. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat and Dr. Ruxton as at December 31, 2014.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	May 23, 2014	150,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
William R. Wilson	May 23, 2014	150,000	Cdn$0.15 (US$0.13)	May 23, 2019	Nil	N/A	N/A
_____________________

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2014 of Cdn$0.08 as reported by the TSX Venture Exchange, which is equivalent to US$0.07 using the noon exchange rate on December 31, 2014 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.862.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat and Dr. Ruxton, which vested and/or were earned during the year ended December 31, 2014. See "Named Officers - Incentive Plan Awards" above for such details in respect of Mr. Kondrat and Dr. Ruxton.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Rudolph de Bruin	N/A	N/A	N/A
Richard J. Lachcik	Nil	N/A	N/A
David Twist	N/A	N/A	N/A
William R. Wilson	Nil	N/A	N/A
__________________

(1)

Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof. Messrs. de Bruin and Twist did not hold any stock options of the Company during 2014.

Other Information

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C. Board Practices

Each director of the Company holds office until the close of the next annual meeting of shareholders of the Company following his election or appointment, unless his office is earlier vacated in accordance with the articles of association of the Company. See Item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Company's Board. No director of the Company has any service contract with the Company or any subsidiary of the Company providing for benefits upon termination of service. However, the terms of the Company’s stock option plan established in 2011 accelerate the vesting of stock options granted under such plan in the event of a take-over bid in respect of the Company (see "The 2011 Plan" under Item 6.E. of this Form 20-F). See Item 6.B. of this Form 20-F for information in respect of the stock options of the Company held by the Company’s directors and officers.

The Board does not have any standing committees other than an audit committee (the "Audit Committee"). Given the size of the Company and the number of directors on the Board, the Board performs the functions of a compensation committee itself.

There is no contract, agreement, plan or arrangement that provides for payments to an officer of the Company at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an executive officer's responsibilities.

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2014, December 31, 2013 and December 31, 2012:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2014	2013	2012
Gentor head office in Toronto, Canada	3	5	5
Oman (exploration project)	N/A (1)	3	12
Turkey (exploration project)	3	2	4
Totals:	6	10	21
______________________

(1)	The Company sold the Oman project in July 2014.

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 24, 2015 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options and common share purchase warrants of the Company held by the Company's directors and officers as of April 24, 2015 (each stock option or warrant, as applicable, is exercisable for one common share of the Company).

	Number of	Percentage of
	Common	Outstanding	Number of	Number of
Name	Shares Owned	Common Shares	Stock Options Held	Warrants Held

Geoffrey Farr	500,000	0.62%	100,000 stock options exercisable at a price of Cdn$1.24 per share until December 14, 2016.	250,000 common share purchase warrants exercisable at a price of Cdn$0.15 per share until October 3, 2015.

			250,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.

Donat K. Madilo	Nil	Nil	200,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	Nil

Arnold T. Kondrat	23,997,500	29.90%	500,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	7,500,000 common share purchase warrants exercisable at a price of Cdn$0.07 per share until January 29, 2016.

				1,500,000 common share purchase warrants exercisable at a price of Cdn$0.075 per share until August 27, 2016.

Richard J. Lachcik	1,000,000	1.25%	150,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	500,000 common share purchase warrants exercisable at a price of Cdn$0.15 per share until October 3, 2015.

Peter A. Ruxton	910,350	1.13%	300,000 stock options exercisable at a price of US$0.75 per share until August 30, 2015.	Nil

			200,000 stock options exercisable at a price of Cdn$1.09 per share until February 15, 2017.

			150,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.

	Number of	Percentage of
	Common	Outstanding	Number of	Number of
Name	Shares Owned	Common Shares	Stock Options Held	Warrants Held

William R. Wilson	Nil	Nil	150,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	Nil

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

The 2011 Plan

The Company established a new stock option plan in 2011 (the "2011 Plan"). As of April 24, 2015, there are outstanding under the 2011 Plan 2,130,000 stock options. In establishing the 2011 Plan, the Board also provided that no additional awards will be made under the 2010 Plan and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the currently outstanding stock options that were granted under the 2010 Plan as set out below. The following is a summary of certain terms of the 2011 Plan.

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the 2011 Plan shall not exceed 11,000,000 common shares.

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

(f)

All stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise (but subject to the terms of the 2011 Plan), a stock option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Company or a subsidiary of the Company, as the case may be.

(g)

Unless otherwise determined by the Board at the time of the granting of the stock options, one- quarter of the stock options granted to an optionee vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(h)	Except in limited circumstances in the case of the death of an optionee, stock options shall not be assignable or transferable.

(i)	Disinterested shareholder approval is required prior to any reduction in the exercise price of a stock option if the optionee holding such stock option is an insider of the Company.

(j)

The Company may amend from time to time the terms and conditions of the 2011 Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX Venture Exchange (to the extent such consent is required).

(k)

The Board has full and final discretion to interpret the provisions of the 2011 Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Company and all optionees, subject to shareholder approval if required by the TSX Venture Exchange.

(l)	The 2011 Plan does not provide for financial assistance by the Company to an optionee in connection with an option exercise.

The following table reflects certain information about the number of securities issued and available under the 2010 Plan and the 2011 Plan, all of which information is stated as of April 24, 2015.

	Number of common shares	Exercise price of	Number of common shares remaining
	to be issued upon exercise of	outstanding stock	available for future issuance
Name of Plan	stock options outstanding	options per share	(excluding outstanding awards)

2010 Plan	300,000 (1)	US$0.75	Nil

2011 Plan	100,000 (2)	Cdn$1.24	8,870,000 common shares
	200,000 (3)	Cdn$1.09
	200,000 (4)	Cdn$1.09
	1,630,000 (5)	Cdn$0.15

Total:	2,430,000
_________________

(1)	Each of these stock options was granted on August 30, 2010, expires on August 30, 2015 and vests at the rate of 25% every 6 months after the grant date.

(2)	Each of these stock options was granted on December 14, 2011, expires on December 14, 2016 and vests at the rate of 25% every 6 months after the grant date.

(3)	Each of these stock options was granted on January 20, 2012, expires on January 20, 2017 and vests at the rate of 25% every 6 months after the grant date.

(4)	Each of these stock options was granted on February 15, 2012, expires on February 15, 2017 and vests at the rate of 25% every 6 months after the grant date.

(5)	Each of these stock options was granted on May 23, 2014, expires on May 23, 2019 and vests at the rate of 25% every 6 months after the grant date.

Copies of the 2010 Plan and the 2011 Plan are incorporated by reference into this Form 20-F as Exhibits 4.1 and 4.2, respectively.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

	Number of Shares	Percentage of Outstanding
Name of Shareholder	Beneficially Owned (1)	Common Shares (1)
Arnold T. Kondrat (2)	23,997,500(3)	29.90%
Arabian Peninsula Projects Ltd	10,362,000(4)	12.91%
Galena Special Situations Master Fund Limited	6,838,667(5)	8.52%
_______________________

(1)	The information in these columns of the table is as at April 24, 2015.

(2)	Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

(3)

Mr. Kondrat acquired 3,047,500 common shares of the Company in 2012 and 10,500,000 common shares of the Company in 2014. See also Item 6.E. of this Form 20-F with respect to the stock options and common share purchase warrants of the Company held by Mr. Kondrat.

(4)

Arabian Peninsula Projects Ltd ("APP") was the sole shareholder of the company (APM Mining Limited) acquired by Gentor in March 2010 when it acquired the Oman properties (following the said acquisition, APM Mining Limited changed its name to Gentor Resources Limited). The 10,362,000 common shares of Gentor held by APP referred to in the above table, were issued by Gentor to APP as the consideration for the said acquisition (see Item 4.A. of this Form 20-F for additional information with respect to this acquisition). The Company subsequently sold Gentor Resources Limited in July 2014 (see Item 4.A. of this Form 20-F for additional information with respect to this sale). The Company understands that the terms of the preference shares of APP provide that, on the happening of certain events, which occurred when the Company’s shares were listed on the TSX Venture Exchange in November 2011, the holders of such preference shares may exchange such shares for an equivalent number of the Company’s common shares held by APP. In the event that such holder does not exercise such exchange right, the board of directors of APP has the power to redeem the holder’s shares on the same basis, a right which the APP board of directors has advised the Company that it intends to exercise (but which has not occurred as of the date of this Form 20-F).

(5)	Galena Special Situations Master Fund Limited acquired in 2010 6,666,667 of the common shares of the Company which it currently holds.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 24, 2015, based on the Company’s shareholders’ register, there were 20 shareholders of record of the Company’s common shares in the United States, holding 33.82% of the outstanding common shares of the Company.

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

B. Related Party Transactions

See Item 4.A. of this Form 20-F for information with respect to private placement financings carried out by the Company in 2014 involving directors and officers of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2014, other than as discussed in this Form 20-F.

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

TSX Venture Exchange ("TSX-V")

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the four most recent financial years of the Company as traded on the TSX-V. The Company's common shares commenced trading on the TSX-V on November 7, 2011.

Year	High (Cdn$)	Low (Cdn$)
2014	$0.250	$0.035
2013	$0.125	$0.02
2012	$1.09	$0.055
2011	$1.27	$0.90

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2015	$0.100	$0.040
December 31, 2014	$0.140	$0.080
September 30, 2014	$0.165	$0.055
June 30, 2014	$0.155	$0.035
March 31, 2014	$0.250	$0.055
December 31, 2013	$0.05	$0.02
September 30, 2013	$0.05	$0.03
June 30, 2013	$0.07	$0.035
March 31, 2013	$0.125	$0.06

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2015 (to April 24)	$0.060	$0.060
March 2015	$0.060	$0.060
February 2015	$0.075	$0.040
January 2015	$0.100	$0.100
December 2014	$0.110	$0.080
November 2014	$0.135	$0.100
October 2014	$0.140	$0.140

OTCQB and OTC Bulletin Board

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTCQB or the OTC Bulletin Board, as applicable.

Year	High (US$)	Low (US$)
2014	$0.223	$0.046
2013	$0.10	$0.0176
2012	$1.01	$0.09
2011	$2.00	$0.51
2010	$1.80	$0.51

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company as traded on the OTCQB.

Quarter Ended	High (US$)	Low (US$)
March 31, 2015	$0.097	$0.097
December 31, 2014	$0.097	$0.097
September 30, 2014	$0.18	$0.046
June 30, 2014	$0.218	$0.18
March 31, 2014	$0.223	$0.07
December 31, 2013	$0.042	$0.0176
September 30, 2013	$0.042	$0.023
June 30, 2013	$0.059	$0.023
March 31, 2013	$0.10	$0.10

The following table discloses the monthly high and low market prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTCQB.

Month	High (US$)	Low (US$)
April 2015 (to April 24)	$0.097	$0.044
March 2015	$0.097	$0.097
February 2015	$0.097	$0.097
January 2015	$0.097	$0.097
December 2014	$0.097	$0.097
November 2014	$0.097	$0.097
October 2014	$0.097	$0.097

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

The Company's authorized share capital consists of US$50,000 divided into 500,000,000 common shares with a par value of US$0.0001 per share, of which 80,253,840 common shares were issued and outstanding as of April 24, 2015. The following is a summary of the material provisions attaching to the common shares:

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than as referred to elsewhere in this Form 20-F, there are no material contracts to which the Company is currently a party that were entered into by the Company or any of its subsidiaries during the two years immediately preceding the date of this Form 20-F.

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

-46

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

Receipt of Foreign Currency

Amounts paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars), which generally would be treated as U.S. source ordinary income for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method.

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

This summary assumes that the Company is not resident in Canada for the purposes of the Tax Act.

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

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2⁄3% of its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains realized, or dividends received or deemed to be received by the Resident Holder on the Common Shares.

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

Generally, Common Shares will not be taxable Canadian property at a particular time to a Non-Resident Holder provided that the Common Shares are listed on a designated stock exchange (which includes the TSX-V) at that time, unless at any time during the sixty month period immediately preceding the disposition of the Common Shares by such Non-Resident Holder, the Non-Resident Holder, persons not dealing at arm’s length with such Non-Resident Holder, partnerships of which any such person holds a partnership interest directly or indirectly, or the Non-Resident Holder together with all such persons or partnerships, owned not less than 25% of the issued shares of any class or series of the capital stock of the Company and at that time more than 50% of the value of such shares was attributable to resource properties, timber resource properties or real properties situated in Canada, or options in respect of such properties. The Company has advised that based on the historical and contemplated assets of the Company, the Common Shares should not be taxable Canadian property to a Non-Resident Holder.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 13 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2014 and 2013 filed as part of this Form 20-F.

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

14.C.

Not applicable.

14.D.

Not applicable.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were ineffective due to the identification of a material weakness in the controls over the financial reporting relating to the accounting of the Company’s 2014 hybrid financial instruments, as discussed in the internal control over financial reporting section below. As such, there is a possibility that the internal control over financial reporting will fail to detect a material misstatement in the financial statements on a timely basis.

(b) Management’s Annual Report on Internal Control over Financial Reporting

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2014 based on the criteria set forth in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was ineffective as of December 31, 2014 as there was a material weakness in the internal control over financial reporting relating to the accounting of the Company’s 2014 hybrid financial instruments.

With respect to internal controls over the accounting of the hybrid financial instruments, management has determined that the accounting treatment of the Company’s four hybrid financial instruments that were issued throughout 2014 incorrectly allocated the proceeds received between the warrant liability and the equity common shares. This resulted in a material year end adjustment to the consolidated financial statements. As a result, the Company concluded that a material weakness in internal controls over the accounting for the hybrid financial instruments exists given the inappropriate allocation and accounting treatment in 2014. Management intends to identify the appropriate resources (both internally and externally) to ensure that the identification and accounting for hybrid financial instruments and its review is appropriate in future.

(c) Attestation Report of the Registered Public Accounting Firm

This Form 20-F does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors as the Company qualifies as a smaller reporting company and is exempt pursuant to the Dodd-Frank Wall Street Reform and Consumer Protection Act.

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2014, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16.C. Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (Deloitte LLP) with respect to each of the years ended December 31, 2014 and December 31, 2013. All dollar amounts are exclusive of applicable taxes.

	2014	2013

Audit Fees	US$90,675	US$91,100
Audit-Related Fees	-	-
Tax Fees	US$5,000 (1)	US$1,560 (1)
All Other Fees	-	-
____________________

(1)	The services comprising these fees related to tax compliance services in foreign jurisdictions in connection with international tax returns.

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

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2014.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-29.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION
1.1	Memorandum and articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed on March 9, 2012)

4.1	Company's 2010 Performance and Equity Incentive Plan (incorporated by reference from Exhibit 10.1 to the Company’s Form 8-K filed on July 28, 2010)

4.2	Company's 2011 Stock Option Plan (incorporated by reference from Exhibit 4.2 to the Company’s Form 20-F filed on April 30, 2012)

4.3	Share Purchase Agreement dated April 10, 2014 between the Company and Savannah Resources plc (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed April 18, 2014)

8.1	List of subsidiaries

11.1	Company's Business Conduct Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2014

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2015.

GENTOR RESOURCES INC.
(Registrant)

By: (signed) "Arnold T. Kondrat"
       Arnold T. Kondrat
       President and Chief Executive Officer

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2014 and 2013

GENTOR RESOURCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentor Resources Inc.
(An exploration stage corporation)

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. and subsidiaries (an exploration stage corporation) (the “Company”) as at December 31, 2014 and 2013, and the related consolidated statements of operations, cash flows and shareholders' deficit for each of the years in the three-year period ended December 31, 2014, and for the period from March 24, 2005 (date of incorporation) to December 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2014, and for the period from March 24, 2005 (date of incorporation) to December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 – Organization and Going Concern of the consolidated financial statements, the Company's recurring losses from operations, negative working capital and deficit accumulated during the exploration stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Deloitte LLP

Chartered Professional Accountants, Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 30, 2015

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)

ASSETS
	December 31,	December 31,
	2014	2013
As at		(restated note 9)

Current
Cash	$294,592	$27,910
Prepaids and advances (note 3)	21,131	62,038
Due from related parties (note 7)	25,230	-
Total current assets	340,953	89,948

Assets from discontinued operation (note 9)	-	820,534
Long term deposit (note 4)	-	10,000
Capital assets (note 6)	62,122	107,473
Mineral properties (note 5)	-	-

Total assets	$403,075	$1,027,955

LIABILITIES
Current
Accounts payable	$227,840	$343,869
Accrued liabilities	208,529	221,019
Due to related parties (note 7)	146,504	327,138
Total current liabilities	582,873	892,026

Liabilities from discontinued operation (note 9)	-	213,461
Common share purchase warrants liability (note 10d)	510,045	-

Total liabilities	$1,092,918	$1,105,487

SHAREHOLDERS' EQUITY
Authorized 500,000,000 Common Shares, $0.0001 per share par value (note 10a) Issued and outstanding 80,253,840 Common Shares (December 31, 2013 - 62,753,840) (note 10)	8,025	6,275
Additional paid-in capital	42,081,820	41,533,256
Deficit accumulated during the exploration stage	(42,779,688)	(41,617,063)
Total shareholders' deficit	(689,843)	(77,532)
Total liabilities and shareholders' deficit	$403,075	$1,027,955

See accompanying notes to the consolidated financial statements. A reconciliation for the restated comparative year is provided in Note 9.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars)

				Cumulative from
	For the year	For the year	For the year	inception on
	ended	ended December	ended December	March 24, 2005 to
	December 31,	31, 2013	31, 2012	December 31,
	2014	(restated note 9)	(restated note 9)	2014

Expenses

Field camps expenses	$393,159	$275,854	$251,790	$1,266,021
Surveying	-	-	5,281	55,509
Geophysics	-	5,001	151,142	156,144
Geochemistry	2,891	4,221	22,599	174,162
Geology	-	-	-	1,290,557
Drilling	-	-	269,391	3,048,068
Environmental testing	-	-	-	28,210
Mineral properties	-	-	-	663,045
Consulting fees – related parties	131,736	-	-	144,136
Consulting fees – others	-	-	-	109,879
Management fees	-	-	-	2,000
Professional fees	266,042	155,433	451,376	3,024,460
General and administrative expenses	321,808	1,108,643	1,804,166	4,487,428
Gain on sale of capital assets	-	-	(100)	(111,919)
Depreciation	46,981	46,316	112,163	648,168
Net operating loss	(1,162,617)	(1,595,468)	(3,067,808)	(14,985,868)
Interest income	2,209	15,277	56,531	86,469
(Loss) /gain on common share purchase warrants (note 10d)	105,739	-	263,398	449,952
Rental income	-	-	-	6,720
Warrant modification	-	-	-	(1,057,787)
Loss on deposit	-	-	-	(50,000)
Net loss from continuing operations	(1,054,669)	(1,580,191)	(2,747,879)	(15,550,514)

Net loss from discontinued operation (note 9)	(107,956)	(18,526,720)	(2,522,840)	(27,229,174)

Net loss and comprehensive loss	$(1,162,625)	$(20,106,911)	$(5,270,719)	$(42,779,688)

Basic and diluted loss per common share from continuing operations (note 10e)	$(0.02)	$(0.03)	$(0.04)
Basic and diluted loss per common share from discontinued operations (note 10e)	$(0.00)	$(0.29)	$(0.04)
Basic and diluted loss per common share (note 10e)	$(0.02)	$(0.32)	$(0.08)

Weighted average number of basic and diluted common shares outstanding (note 10e)	73,633,292	62,753,840	62,753,840

See accompanying notes to the consolidated financial statements. A reconciliation for the restated comparative years is provided in Note 9.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

		For the year	For the year	Cumulative from
	For the year	ended	ended	inception on
	ended	December 31,	December 31,	March 24, 2005 to
	December 31,	2013	2012	December 31,
	2014	(restated)	(restated)	2014

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(1,162,625)	$(20,106,911)	$(5,270,719)	$(42,779,688)
Adjustments required to reconcile net loss with net cash used in operating activities				.
Impairment of mineral properties	-	17,448,198	-	17,448,198
Warrant modification	-	-	-	1,057,787
Depreciation	46,981	93,039	169,157	842,057
(Gain)/loss on common share purchase warrants	(105,739)	-	(263,398)	- (449,952)
Gain on sale of capital assets	-	(42,292)	(100)	(140,412)
Loss from discontinued operation (note 9)	12,621	-	-	12,621
Accrued interest included in notes payable	-	-	-	95,115
Stock based compensation - employees	64,171	190,292	581,295	1,558,668
Stock based compensation - consultants	-	-	-	97,500
Loss on deposit	-	-	-	50,000
Shares issued for mineral properties	-	-	-	100,000
Shares issued for services	-	-	-	180,000
Changes in non-cash working capital balances				-
Prepaids and advances	51,677	140,541	(129,659)	(60,968)
Due from related parties	(25,230)	-	-	(25,230)
Accounts payable	(329,490)	166,981	(162,028)	146,711
Accrued liabilities	(12,487)	123,793	46,676	199,715
Cash used in operating activities	(1,460,121)	(1,986,359)	(5,028,776)	(21,667,878)
Financing activities
Loan payable repayment	-	-	-	(145,499)
Notes payable repayment	-	-	-	(93,344)
Due to related parties	(180,634)	243,394	(48,496)	(384,650)
Common shares and warrants issued	1,101,926	-	-	22,231,620
Cash provided by (used in) financing activities	921,292	243,394	(48,496)	21,608,127
Investing activities
Proceeds from sale of discontinued operation (note 9)	800,000	-	-	800,000
Purchase of capital assets	(1,631)	-	(168,329)	(791,724)
Gentor Resources Limited acquisition	-	-	-	255,889
Proceeds from disposal of capital assets	-	84,163	100	264,835
Return of a certificate of deposit (note 4)	10,000	-	-	-
Mineral properties expenditures	-	-	-	(169,000)
Cash provided by (used in) investing activities	808,369	84,163	(168,229)	360,000

Net increase/(decrease) in cash	269,540	(1,658,802)	(5,245,501)	300,249

Cash, beginning of the year	30,709	1,689,511	6,935,012	-
Less cash from discontinued operation	(5,657)	(2,799)	(90,738)	(5,657)
Cash, end of the year	$294,592	$27,910	$1,598,773	$294,592

See accompanying notes to the consolidated financial statements, including note 11 for supplemental cash flow information and note 9 for cash flows for discontinued operation.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ (DEFICIT) EQUITY
For the year ended December 31, 2014
(Stated in US dollars)

	Number of	Common	Additional paid-	Accumulated	Total shareholders’ equity
	common	shares	in capital	deficit	(deficiency)
	shares	amount
Shares issued on March 24, 2005 at $0.004 per share	12,500,000	$1,250	$48,750	$-	$50,000
Net loss for the year	-	-	-	(97,637)	(97,637)
Balance at December 31, 2005
	12,500,000	1,250	48,750	(97,637)	(47,637)
Shares issued on December 15, 2006 at $0.20 per share	5,000,000	500	999,500	-	1,000,000
Net loss for the year	-	-	-	(233,900)	(233,900)
Balance at December 31, 2006	17,500,000	$1,750	$1,048,250	$(331,537)	$718,463

Shares issued on July 23, 2007 at $0.20 per share	500,000	$50	$99,950	$-	$100,000
Shares issued on July 31, 2007 at $0.20 per share	1,000,000	100	199,900	-	200,000
Shares issued on November 20, 2007 at $0.25 per share	1,000,000	100	249,900	-	250,000

Shares issued on December 17, 2007 at $1.00 per share	2,500,000	250	2,374,750	-	2,375,000

Net loss for the year	-	-	-	$(1,881,910)	$(1,881,910)

Balance at December 31, 2007	22,500,000	$2,250	$3,972,750	$(2,213,447)	$1,761,553
Net loss for the year	-	-	-	$(3,189,473)	$(3,189,473)

Balance at December 31, 2008	22,500,000	$2,250	$3,972,750	$(5,402,920)	$(1,427,920)
Net loss for the year	-	-	-	$(564,947)	$(564,947)

Balance at December 31, 2009	22,500,000	$2,250	$3,972,750	$(5,967,867)	$(1,992,867)
Shares issued on March 8, 2010 at $1.02 per share	13,063,000	1,306	13,322,954	-	13,324,260
Shares issued at $1.80 per share on April 28, 2010	2,600,000	260	4,679,740	-	4,680,000
Shares issued at $0.50 per share on April 29, 2010	4,000,000	400	1,164,512	-	1,164,912
Warrants issued on April 29, 2010	-	-	730,568	-	730,568
Shares issued at $0.75 per share on October 28, 2010	4,000,000	400	2,260,794	-	2,261,194
Warrants issued on October 28, 2010	-	-	738,806	-	738,806
Shares issued at $0.75 per share on October 29, 2010	333,334	33	183,844	-	183,877
Warrants issued on October 29, 2010	-	-	60,049	-	60,049
Shares issued at $0.75 per share on November 2, 2010	2,666,667	267	1,507,196	-	1,507,463
Warrants issued on November 2, 2010	-	-	492,537	-	492,537

GENTOR RESOURCES INC.

	Number of	Common	Additional paid-in	Accumulated	Total shareholders’ equity
	Common	Shares	capital	deficit	(deficiency)
	Shares	Amount

Shares issued at $0.75 per share on November 18, 2010	26,000	3	14,695	-	14,698
Warrants issued on November 18, 2010	-	-	4,802	-	4,802
Shares issued at $0.75 per share on December 22, 2010	3,662,671	366	2,032,186	-	2,032,552
Warrants issued on December 22, 2010	-	-	663,851	-	663,851
Issuance of stock options on August 30, 2010	-	-	238,334	-	238,334
Net loss for the year	-	-	-	(3,610,465)	(3,610,465)
Balance at December 31, 2010	52,851,672	$5,285	$32,067,618	$(9,578,332)	$22,494,571
Shares issued at $0.75 per share on January 18, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 18, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on January 24, 2011	250,000	25	140,952	-	140,977
Warrants issued on January 24, 2011	-	-	46,523	-	46,523
Shares issued at $0.75 per share on January 26, 2011	5,333,334	533	3,006,987	-	3,007,520
Warrants issued on January 26, 2011	-	-	992,481	-	992,481
Shares issued at $0.75 per share on January 27, 2011	200,000	20	112,762	-	112,782
Warrants issued on January 27, 2011	-	-	37,218	-	37,218
Shares issued at $0.75 per share on February 24, 2011	222,000	22	125,166	-	125,188
Warrants issued on February 24, 2011	-	-	41,312	-	41,312
Shares issued at $0.75 per share on March 4, 2011	33,334	3	18,795	-	18,798
Warrants issued on March 4, 2011	-	-	6,203	-	6,203
Shares issued at $0.75 per share on March 7, 2011	113,000	11	63,711	-	63,722
Warrants issued on March 7, 2011	-	-	21,028	-	21,028
Shares issued at $0.75 per share on March 15, 2011	165,000	17	93,028	-	93,045
Warrants issued on March 15, 2011	-	-	30,705	-	30,705
Shares issued at Cdn $1.00 per share on August 09, 2011	35,000	3	31,763	-	31,766
Shares issued at Cdn $1.00 per share on August 17, 2011	5,000	1	4,577	-	4,578
Shares issued at Cdn $1.00 per share on September 1, 2011	25,000	3	22,919	-	22,922
Shares issued at Cdn $1.00 per share on September 12, 2011	255,000	25	224,968	-	224,993
Shares issued at Cdn $1.00 per share on September 16, 2011	750,000	75	661,428	-	661,503

GENTOR RESOURCES INC.

	Number of	Common	Additional paid-in	Accumulated	Total shareholders’ equity
	Common	Shares	capital	deficit	(deficiency)
	Shares	Amount

Shares issued at Cdn $1.00 per share on September 19, 2011	41,500	4	36,162	-	36,166
Shares issued at Cdn $1.00 per share on September 20, 2011	5,000	1	4,335	-	4,336
Shares issued at Cdn $1.00 per share on September 26, 2011	1,000	-	837	-	837
Shares issued at Cdn $1.00 per share on September 27, 2011	5,000	1	4,339	-	4,340

Shares issued at Cdn $1.00 per share on October 12, 2011	100,000	10	88,785	-	88,795
Shares issued at Cdn $1.00 per share on November 2, 2011	2,163,000	216	1,943,297	-	1,943,513
Financing costs	-	-	(856,078)	-	(856,078)
Warrant modification	-	-	1,057,787	(1,057,787)	-
Stock based compensation expense	-	-	582,081	-	582,081
Net loss for the year	-	-	-	(5,603,314)	(5,603,314)
Balance at December 31, 2011	62,753,840	$6,275	$40,761,669	$(16,239,433)	$24,528,511

Stock based compensation expense	-	-	581,295	-	581,295
Net loss for the year	-	-	-	(5,270,719)	(5,270,719)

Balance at December 31, 2012	62,753,840	$6,275	$41,342,964	$(21,510,152)	$19,839,087

Stock based compensation expense	-	-	150,705	-	150,705
Stock based compensation expense	-	-	39,587	-	39,587
Net loss for the year	-	-	-	(20,106,911)	(20,106,911)

Balance at December 31, 2013	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)
Shares issued at Cdn $0.0525 per share on January 29, 2014	7,500,000	750	-	-	750
Shares issued at Cdn $0.075 per share on February 20, 2014	2,000,000	200	81,160	-	81,360
Shares issued at Cdn $0.06 per share on August 27, 2014	3,000,000	300	89,313	-	89,613
Shares issued at Cdn $0.10 per share on October 3, 2014	5,000,000	500	313,920	-	314,420
Stock based compensation expense (note 10c)	-	-	64,171	-	64,171
Net loss for the year	-	-	-	(1,162,625)	(1,162,625)

Balance at December 31, 2014	80,253,840	$8,025	$42,081,820	$(42,779,688)	$(689,843)

See accompanying notes to the consolidated financial statements, including note 10b for detailed disclosure on shares issued during the year.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

1.	ORGANIZATION AND GOING CONCERN

ORGANIZATION

In February 2012, Gentor Resources Inc. (the “Company”) completed a corporate reorganization (the “Corporate Reorganization”), as a result of which the Company’s corporate jurisdiction was moved from Florida to the Cayman Islands. The Corporate Reorganization was affected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company which had been incorporated on March 24, 2005) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands. The Company is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2014 the Company had a net loss of $1,162,625 (year ended December 31, 2013 – net loss of $20,106,911), a deficit accumulated during the exploration stage of $42,779,688 as at December 31, 2014 (December 31, 2013 – $41,617,063), and a negative working capital of $241,920 as at December 31,2014 (December 31, 2013 - $802,078), which raise substantial doubt on the Company’s ability to continue on a going concern basis.

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

The Company’s consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary Gentor International Limited. Gentor International Limited was incorporated on December 12, 2011 under the laws of the British Virgin Islands. All of the outstanding shares of Gentor Resources Limited, which was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010, were sold by the Company in July 2014 and therefore its operations have been presented as a discontinued operation (note 9). Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

b)	MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from its planned operations. All exploration expenditures are expensed as incurred.

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line over a range of two to four years
Mining equipment	-	Straight line over four years
Office equipment	-	Straight line over four years
Furniture and fixtures	-	20% declining balance basis
Building	-	Straight line over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the year ended December 31, 2014 (December 31, 2013 - $17,448,198 and December 31, 2012 - $nil).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2014 and December 31, 2013.

f)	STOCK BASED COMPENSATION

The Company has a stock option plan, which is described in note 10(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2014, the Company estimated that all options will vest.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars and Turkish and Canadian amounts are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of future income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the year ended December 31, 2014, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

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

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2014, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATION

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell. When an operation is classified as a discontinued operation, the Company’s comparative consolidated financial statements must be re-presented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. During the year ended December 31, 2014, the Company sold its operations in Oman. See Note 9.

n)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

In April 2014, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update (“ASU”) No. 2014-08, “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity” (“ASU 2014-08”). ASU 2014-08 changes the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. ASU 2014-08 is effective prospectively for interim and annual periods beginning after December 15, 2014, with early adoption permitted. The Company does not anticipate material impacts on its consolidated financial statements upon adoption.

In June 2014, the FASB issued ASU No. 2014-10, “Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements, Including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation” (“ASU 2014-10”). ASU 2014-10 aims to reduce the cost and complexity associated with the incremental reporting requirement of development stage entities by removing all incremental financial reporting requirements from U.S GAAP for development stage entities. Amendments related to the elimination of inception-to-date information and the other remaining disclosure requirements of Topic 916 should be applied retrospectively except for the clarification to Topic 275, which shall be applied prospectively. For public business entities, the amendments are effective for annual reporting periods beginning after December 15, 2014 and interim periods within. For other entities, the amendments are effective for annual reporting periods beginning after December 15, 2014, and interim reporting periods beginning after December 15, 2015. For public business entities, the amendment eliminating the exception to the sufficiency-of-equity-at-risk criterion for development stage entities in paragraph 810-10-15-16 should be applied retrospectively for annual reporting periods beginning after December 15, 2015, and interim periods therein. For all other entities, the amendments to Topic 810 should be applied retrospectively for annual reporting periods beginning after December 15, 2016, and interim reporting periods beginning after December 15, 2017. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

In August 2014, the FASB issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)” (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2015. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $17,066 for advances and $3,702 for prepaid insurance as at December 31, 2014 (December 31, 2013 - $49,988 advances, $2,980 for prepaid rent and $8,930 for prepaid insurance). Other items included in the prepaids and advances total $363 (December 31, 2013 - $140).

4.	LONG TERM DEPOSIT

The long-term deposit is a $10,000 certificate of deposit issued on March 11, 2013 and assigned to the United States Department of the Interiors, Bureau of Land Management, as a reclamation bond for the installation of a bridge crossing the Patterson creek in respect of the Company’s relinquished Idaho project.

This certificate of deposit bore an interest rate of 1.75% per annum and matured on March 11, 2014. As at December 31, 2014 the certificate deposit has been liquidated as the Company had previously determined to not continue with the Idaho project.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

5.	MINERAL PROPERTIES

Oman Project

On April 10, 2014, the Company signed a share purchase agreement to sell its properties in Oman by way of the sale by the Company of all of the outstanding shares of Oman Holdco. As at December 31, 2013, the Company reported an impairment loss of $17,448,198 and reported mineral properties at an estimated fair value of $800,000 on the consolidated balance sheet. This $800,000 amount represents the initial consideration the Company received on closing the said sale of its Oman properties on July 15, 2014 (note 9).

On March 8, 2010, the Company acquired, through its then wholly owned subsidiary Gentor Resources Limited, the earn-in rights to the Block 5 and Block 6 copper exploration projects located in Oman. Pursuant to the Earn-in Agreement between Al Fairuz Mining Company, LLC and Gentor Resources Limited, which related to the Block 5 project, the Company earned a 65% equity position in Al Fairuz Mining Company, LLC. Pursuant to the Earn-in Agreement between Al Zuhra Mining Company, LLC and Gentor Resources Limited, which related to the Block 6 project, the Company had the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC.

Turkey Project

On April 30, 2012, the Company announced that it had entered into an agreement with a Turkish company (the “Licence Holder”) pursuant to which the Company was granted a 12 month option period for the purposes of funding and carrying out the exploration for copper on properties (the “Project”) located in northeastern Turkey held by the Licence Holder. The Company paid the Licence Holder a $200,000 option fee under the said agreement (the option underlying said agreement, the “Option”). The Option provided the Company with the option to acquire a 70% interest in the Project, as to which a further $400,000 would have been payable by the Company to the Licence Holder, and the Company would fund exploration by completing a feasibility study within three years from the acquisition of the said 70% interest (the “Feasibility Period”). At the end of the second and third year of the Feasibility Period, the Company would have been required to pay annual sums of $300,000 to the Licence Holder. As at December 31, 2014, the Option had expired unexercised under its terms.

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated joint venture option agreements with two local Turkish entities. The first option agreement (the “Karaburun JV Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014. The Karaburun JV Option expires on December 31, 2015.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

In September 2014, the Company announced that it had acquired a new licence as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which is held by the Company under the Karaburun JV Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program in the southern part of the Karaburun project. The Company intends to ground-truth and drill test priority gossan/VMS targets in 2015.

6.	CAPITAL ASSETS

December 31, 2014		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(15,855)	$11,688
Mining Equipment	49,430	(22,764)	26,666
Office Equipment	49,600	(44,640)	4,960
Furniture and Fixtures	1,906	(733)	1,173
Building	440,329	(422,694)	17,635
	$568,808	$(506,686)	$62,122

December 31, 2013			Reclassified to
		Accumulated	discontinued	Net Book
	Cost	Depreciation	operation	Value
Vehicle	$27,543	$(8,902)	$-	$18,641
Mining Equipment	102,830	(55,609)	(10,570)	36,651
Office Equipment	63,815	(50,802)	(3,473)	9,540
Furniture and Fixtures	3,097	(891)	(713)	1,493
Building	440,329	(399,181)	-	41,148
	$637,614	$(515,385)	$(14,756)	$107,473

7.	RELATED PARTY TRANSACTIONS

As of December 31, 2014, the Company had repaid the balance of the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.). The amount of the advance to the Company at December 31, 2013, was $79,840.

As of December 31, 2014, an amount of $53,001 (December 31, 2013 - $93,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013. During the year ended December 31, 2014, the Company reimbursed travel and part of other office expenses incurred on behalf of Dr. Ruxton in the amount of $nil (December 31, 2013 - $8,840).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

As of December 31, 2014, an amount of $64,920 was due to Banro Corporation (“Banro”), a company with common directors during part of 2014, representing common office expenses (December 31, 2013 - $64,297).

As of December 31, 2014, an amount of $28,583 (December 31, 2013 - $90,000) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary in arrears and advances. The advances are unsecured, non-interest bearing and re-payable upon demand.

As of December 31, 2014, an amount of $25,230 (December 31, 2013 - $nil) owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses on behalf of the Company.

All related party transactions are in the normal course of operations and are measured at the exchange amount as determined by management.

8.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate head office is located in Canada and is not an operating segment. The Company has only one reportable segment, a mineral exploration project in Turkey. The Company also had operations in the Sultanate of Oman, that were recognized as a reportable segment and sold in July 2014.

	December 31,	December 31,
As at	2014	2013

Oman – discontinued operation	$-	$820,534
Turkey – capital assets	41,377	59,013
Canada – capital assets	20,745	48,460
Total	$62,122	$928,007

9.	DISCONTINUED OPERATION

On July 15, 2014, the Company closed the sale to Savannah Resources plc (the "Purchaser"), an arm’s length party, of the Company's properties in Oman (the “Oman Sale”). The Purchaser is a mineral exploration company listed on the Alternative Investment Market in London. The Oman Sale was effected by way of the sale by the Company to the Purchaser of all of the outstanding shares of the British Virgin Islands company, Gentor Resources Limited ("Oman Holdco"). Prior to the Oman Sale, Oman Holdco was a wholly-owned subsidiary of the Company and the interests of the Company in the Oman properties had been held through Oman Holdco.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

The assets and liabilities classified as held for sale as at December 31, 2013 are no longer included in the consolidated balance sheet as at December 31, 2014 as a result of the closing of the Oman Sale.

The loss on sale of discontinued operation was determined as follows:

Cash consideration received	$800,000
Net assets disposed:
Cash	5,657
Capital assets	6,964
Mineral rights	800,000
812,621

Loss on sale of discontinued operation	12,621

The consideration for the Oman Sale was comprised of a cash payment of $800,000 paid to the Company on the closing of the Oman Sale, together with the following deferred consideration:

(a)	The sum of $1,000,000, payable to the Company upon a formal final investment decision being made to proceed with the development of a mine at the Block 5 project in Oman.
(b)	The sum of $1,000,000, payable to the Company upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 project in Oman.
(c)	The sum of $1,000,000, payable to the Company within six months of the payment of the deferred consideration in (b) above.
(d)	The Purchaser may elect to pay up to 50% of the above deferred consideration by the issue of shares of the Purchaser to the Company.

As at December 31, 2014, the deferred consideration was not included in the gain/loss on sale of discontinued operation. Management will continue to reassess the value of the deferred consideration on a periodic basis and include any changes in the statement of operations as a part of discontinued operation. The Company has accounted for contingent consideration based on when cash is received.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

The results of the discontinued operation were as follows:

Total discontinued operation	2014	2013	2012
– Statement of comprehensive loss
Expenses[1]
Field camp expenses	-	27,879	108,622
Surveying	-	-	101,190
Geophysics	-	2,708	-
Geochemistry	-	370	37,255
Geology	-	112,033	78,486
Drilling	-	-	400,045
Professional fees	2,072	28,758	48,496
Environmental testing	-	-	10,741
General and administrative	85,951	902,343	1,681,011
Gain on sale of capital assets	-	(42,292)	-
Impairment of mineral properties	-	17,448,198	-
Depreciation	7,312	46,723	56,994
Net loss before discontinuing operation[2]	95,335	18,526,720	2,522,840
Loss on sale of discontinued operation	12,621	-	-

Net loss from discontinued operation	107,956	18,526,720	2,522,840

1 Comparative figures for expenses in 2013 and 2012 were adjusted to reallocate these expenses from the expenses incurred for continuing operations.
2 In 2014, this loss represents the activity prior to the sale on July 15, 2014.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

Cash flows from the discontinued operation were:

		For the year	For the year
	For the period	ended	ended
	ended July 15,	December 31,	December 31,
	2014	2013	2012

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss from discontinued operation	$(107,956)	$(18,526,720)	$(2,522,840)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	-	17,448,198	-
Depreciation	7,312	46,723	56,994
Gain on sale of capital assets	-	(42,292)	-
Loss from discontinued operation	12,621	-	-
Stock based compensation - employees	3,196	112,033	374,096
Changes in non-cash working capital balances
Prepaids and advances	2,980	51,317	7,190
Due from related parties	-	-	(93,908)
Accounts payable	(213,461)	5,472	138,460
Cash used in operating activities	(295,308)	(905,269)	(2,040,008)
Financing activities
(Repayment to)/advance from parent	(501,834)	733,167	1,989,070
Cash(used in)/provided by financing activities	(501,834)	733,167	1,989,070
Investing activities
Proceeds from sale of capital assets	-	84,163	-
Proceeds from sale of discontinued operation	800,000	-	-
Cash provided by investing activities	800,000	84,163	-

Net increase/(decrease) in cash	2,858	(87,939)	(50,938)

Cash, beginning of the period	2,799	90,738	141,676
Cash balance included in net assets disposed	(5,657)	-	-
Cash, end of the period	$-	$2,799	$90,738

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

The following adjustments were made for the restated 2013 consolidated balance sheets to reflect the discontinued operation:

ASSETS
	December 31,		December 31,
As at	2013	Adjustments	2013 (restated)

Current
Cash	$30,709	$(2,799)	$27,910
Prepaids and advances (note 3)	65,017	(2,979)	62,038
Total current assets	95,726	(5,778)	89,948

Assets from discontinued operation (note 9)	-	820,534	820,534
Long term deposit (note 4)	10,000	-	10,000
Capital assets (note 6)	122,229	(14,756)	107,473
Mineral properties (note 5)	800,000	(800,000)	-

Total assets	$1,027,955	$-	$1,027,955

LIABILITIES
Current
Accounts payable	$557,330	$(213,461)	$343,869
Accrued liabilities	221,019	-	221,019
Due to related parties (note 7)	327,138	-	327,138
Total current liabilities	1,105,487	(213,461)	892,026

Liabilities from discontinued operation (note 9)	-	213,461	213,461
Common share purchase warrants	-	-	-

Total liabilities	$1,105,487	$-	$1,105,487

SHAREHOLDERS' EQUITY
Common shares amount	6,275	-	6,275
Additional paid-in capital	41,533,256	-	41,533,256
Deficit accumulated during the exploration stage	(41,617,063)	-	(41,617,063)
Total shareholders' deficit	(77,532)	-	(77,532)
Total liabilities and shareholders' deficit	$1,027,955	$-	$1,027,955

10.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

b)	Issued Share Capital

On January 29, 2014, the Company closed a non-brokered private placement of 7,500,000 units at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years (see notes 10(d) and 13(d)). Arnold T. Kondrat, a director and currently Chief Executive Officer and President of the Company, was the purchaser of all of the said units.

On February 20, 2014, the Company closed a non-brokered arm’s length private placement of 2,000,000 units at a price of $0.068 (Cdn$0.075) per unit for gross proceeds of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years (see notes 10(d) and 13(d)).

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07 (Cdn$0.075) for a period of two years (see notes 10(d) and 13(d)). Arnold T. Kondrat, a director and Chief Executive Officer and President of the Company, was the purchaser of all of said units.

On October 3, 2014, the Company closed a non-brokered private placement of 5,000,000 units of the Company at a price of $0.089 (Cdn$0.10) per unit for gross proceeds to the Company of $447,254 (Cdn$500,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.13 (Cdn$0.15) for a period of one year. A director of the Company purchased 1,000,000 of the said units and an officer of the Company purchased 500,000 of the said units.

As of December 31, 2014, the Company had outstanding 80,253,840 (December 31, 2013 – 62,753,840) common shares.

c)	Stock Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “New Plan”). In establishing the New Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the New Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the New Plan shall not exceed 11,000,000 common shares. The exercise price of each stock option granted under the New Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

On May 23, 2014, 1,680,000 stock options were granted under the New Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.14 (Cdn$0.15) for a period of 5 years. The options vest at a rate of 25% on each six-month anniversary of the grant date.

The following table summarizes the stock option information for the years ended December 31, 2014 and 2013:

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise	average fair	contractual
	options	price ($Cdn)	value ($Cdn)	life (in years)
Opening Balance, January 1, 2013	1,825,000	0.90	0.85
Forfeited	(400,000)	0.88	0.70
Closing Balance, December 31, 2013	1,425,000	0.90	0.89	2.13
Granted	1,680,000	0.15	0.06
Forfeited	(675,000)	0.75	0.92
Closing Balance, December 31, 2014	2,430,000	0.42	0.31	3.40

December 31, 2014
Vested	1,207,500	0.70	0.56	2.39
Unvested	1,222,500	0.15	0.06	4.39

December 31, 2013
Vested	1,287,500	0.89	0.93	2.02
Unvested	137,500	1.02	0.46	3.10

During the year ended December 31, 2014, the Company recognized as stock based compensation expense (included in general and administrative expenses) in the consolidated statements of operations $64,171, of which $3,196 was reflected in loss from discontinued operation, (year ended December 31, 2013 - $190,292 and year ended December 31, 2012 - $581,295 with $112,033 and $374,096 reflected in loss from discontinued operation, respectively). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at December 31, 2014, the unrecognized stock based compensation expense is $40,441 with a weighted average life of 3.55 years (December 31, 2013 - $7,042, 2.34 years).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions (no options were granted in 2013):

(i)

Risk-free interest rate: 1.57%, which is based on the Bank of Canada benchmark bonds, average yield 5 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options

(ii)	Expected volatility: 102.04%, which is based on the Company’s historical stock prices
(iii)	Expected life: 5 years
(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at December 31, 2014, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 12,500,000 common shares of the Company (December 31, 2013 – nil), as set out in the following table:

				Remaining
			Exercise Period	Contractual Life
Date of Issue	Number of	$U.S. Exercise	(months)	(months)
	Shares Issuable	Price
January 29, 2014 (1)	7,500,000	$0.063	24	13
February 20, 2014 (2)	1,000,000	$0.090	24	14
August 27, 2014 (3)	1,500,000	$0.070	24	20
October 3, 2014 (4)	2,500,000	$0.130	12	9
	12,500,000

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.07 for one share and converted at day of issue.
(2)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.
(3)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.075 for one share and converted at day of issue.
(4)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.15 for one share and converted at day of issue.

As of December 31, 2014, the weighted average fair value per Canadian dollar common share purchase warrants was $0.057 (December 31, 2013 - $nil).

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

(i)

Risk-free interest rate: 0.96% - 1.09%, which is based on the Bank of Canada marketable bonds, average yield 1-3 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 116.80% - 140.75%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

During the year ended December 31, 2014, $26,456 was recorded as a loss on initial recognition of the issuance of warrants and $132,195 was recorded as a gain on the subsequent revaluation for the derivative financial instruments (December 31, 2013 - $nil).

				Fair value,
	Number of	Fair value on	Gain/loss on	December
Issue Date	warrants	issuance	derivatives	31, 2014
		$	$	$
January 29, 2014	7,500,000	381,334	(25,759)	355,575
February 20, 2014	1,000,000	53,790	(15,172)	38,618
August 27, 2014	1,500,000	74,313	15,033	89,346
October 3, 2014	2,500,000	132,804	(106,297)	26,507
	12,500,000	642,240	(132,195)	510,045

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2014, amounting to 73,633,292 common shares (year ended December 31, 2013 – 62,753,840 and year ended December 31, 2012 – 62,753,840). 2,430,000 stock options and 12,500,000 warrants were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

11.	SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	December	December
For the year ended	31, 2014	31, 2013

	$	$
Cash paid during the period for:
Interest	-	-
Income taxes	-	-

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

12.	INCOME TAXES

A reconciliation of the U.S. federal statutory tax rate of 34% (2013 - 34% and 2012 – 34%) to the total provision is as follows (comparatives have been reclassified to conform to the current year presentation):

Year ended December 31,	2014	2013	2012

Loss for the year	$1,162,625	$20,106,911	$5,270,719
Recovery of income tax and statutory rates	395,293	6,836,350	1,792,045
Foreign tax rate differential	(59,081)	(3,522,620)	(693,291)
Income (losses) not subject to tax	-	(1,884,045)	(302,741)
Expenses not deductible for tax	(113)	(42,936)	-
Capital Loss on sale of Subsidiary	4,876,036	-	-
Other	(176,765)	649,197	42,701
Change in valuation allowance	(5,035,370)	(2,035,946)	(838,714)
	-	-	-

The significant components of deferred income taxes consist of the following (comparatives have been reclassified to conform to the current year presentation):

As at December 31,	2014	2013	2012
Deferred tax asset
Loss carryforwards	$4,661,550	$4,576,065	$3,710,922
Capital Loss carryforwards	$5,873,698	-	-
Investments	-	960,957	-
Capital assets	62,385	10,101	-
Others	160,429	175,568	-

Deferred tax liability
Capital assets	-	-	(24,177)

Total	10,758,062	5,722,691	3,686,745
Valuation allowance	(10,758,062)	(5,722,691)	(3,686,745)
	-	-	-

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

During the year ended December 31, 2014, the Company incurred net losses and, therefore, has no provision for income taxes. No income tax benefit has been recorded because it is more likely than not that the recoverability of such assets would not be realized through known future revenue sources. The net deferred tax asset generated by the loss carryforward has been fully reserved.

There could be additional limitations, on an annual basis, relating to the utilization of net operating losses and capital losses as a result of the transactions involving the issuance of additional shares in 2014.

The U.S. net operating loss net of unrecognized tax benefit, available to be applied against future years’ taxable income is $11,461,273 at December 31, 2014. If not utilized, these U.S. income tax losses will expire as follows:

2025	$97,637
2026	223,603
2027	1,874,027
2028	3,340,280
2029	406,098
2030	952,212
2031	1,552,580
2032	1,482,729
2033	864,640
2034	667,467
$11,461,273

The U.S. capital loss available to be applied against future years’ capital gain is $17,275,583 at December 31, 2014. If not utilized, these U.S. capital losses will expire in 2019 year.

Turkish net operating loss carryforwards were $764,717 at December 31, 2014 ($912,112 at December 31, 2013). If unused, they will expire between 2017 and 2019.

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	2014	2013	2012
Unrecognized tax benefit - January 1	$213,309	-	-
Gross increases - tax positions in prior period	-	213,309	-
Gross decreases - tax positions in prior period	-	-	-
Gross increases - tax positions in current period	-	-	-
Settlement	-	-	-
Lapse of statute of limitation	-	-	-
Unrecognized tax benefit - December 31	$213,309	$213,309	-

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

The Company would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Interest is not accrued on unrecognized tax benefit that can be offset with tax losses. The Company did not accrue penalties and interest historically or during 2014.

The Company is subject to taxation in the US and various foreign jurisdictions. As of December 31, 2014, the Company’s tax years for 2010 to 2014 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2014, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2010.

13.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars, Turkish lira and British pounds. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company does not use derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2014. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira, the Canadian dollar and the British pound as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira, the Canadian dollar and the British pound would have had an equal but opposite effect as at December 31, 2014.

	Canadian	Turkish	British
	Dollar	Lira	Pound
Cash	112,870	41,094	-
Prepaids and advances	-	386,781	-
Accounts payable	(31,369)	(344)	(33,276)
Accrued liabilities	(90,675)	-	-
Total foreign currency working capital	(9,174)	427,531	(33,276)
US$ exchange rate at December 31, 2014	0.8620	0.4288	1.5589
Total foreign currency net working capital in US$	(7,908)	183,325	(51,874)
Impact of a 10% strengthening of the US$ on net income (loss)	(791)	18,333	(5,187)

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2014, 2013 and 2012

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

At December 31, 2014, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants (note 10d) would be included in the hierarchy as follows:

Fair Value Measurements at Reporting Date Using:

December 31, 2014

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$510,045	-

December 31, 2013

Assets:	Level 1	Level 2	Level 3
Mineral properties	-	$800,000	-

14.	SUBSEQUENT EVENT

On April 28, 2015, the Company announced a non-brokered private placement of up to 15,000,000 units at a price of Cdn$0.06 per unit for gross proceeds of up to Cdn$900,000. Each such unit is to be comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 for a period of two years. The Company intends to use the proceeds from this financing for the planned drilling program at the Company’s Karaburun project in Turkey (which drilling program is scheduled to commence in May 2015) and for general corporate purposes. Directors and officers of the Company may purchase up to 11,000,000 of the said units.