Form 20-F
period 2015-12-31
GENTOR RESOURCES INC.
filed 2016-05-02
CIK 1346917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

________________

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2015

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
Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2015: 95,253,840 common shares

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
Yes [ X]                                 No [  ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [ X]                                 No [  ]

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

TABLE OF CONTENTS
(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding exploration results, potential mineralization, potential mineral resources, and the Company's exploration and development plans and objectives with respect to its properties) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: the possibility that future exploration results will not be consistent with the Company's expectations; uncertainties relating to the availability and costs of financing in the future; risks related to the exploration stage of the Company's properties; fluctuations in copper prices and currency exchange rates; inflation; changes in equity markets; political developments in Turkey; lack of infrastructure; failure to procure or maintain, or delays in procuring or maintaining, permits and approvals; lack of availability at a reasonable cost or at all, of equipment or labour; inability to attract and retain key management and personnel; changes to regulations or policies affecting the Company's activities; the uncertainties involved in interpreting geological data; the Company's history of losses and expectation of future losses; the Company's ability to acquire additional commercially mineable mineral rights; risks related to the integration of any new acquisitions into the Company's existing operations; increased competition in the mining industry; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2015, 2014, 2013, 2012 and 2011. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period. For the years ended December 31, 2011 to December 31, 2013, the previously reported amounts have been restated to reflect the disposition of the Oman operations as described in note 8 to the Company's audited consolidated financial statements as at and for the financial year ended December 31, 2015.

	(in $000 except per share data)

	2015	2014	2013	2012	2011
Revenue	$-	$-	$-	$-	$-
Net operating loss	(939)	(1,163)	(1,596)	(3,068)	(2,136)
Net loss from continuing operations	(181)	(1,055)	(1,580)	(2,748)	(2,045)
Net loss	(181)	(1,163)	(20,107)	(5,271)	(5,603)
Net loss per share	(0.00)	(0.02)	(0.32)	(0.08)	(0.09)
Current assets	192	341	90	1,895	7,011
Mineral properties	-	-	-	18,248	18,248
Total assets	204	403	1,028	20,410	25,527
Total liabilities	553	1,093	1,105	571	999
Net assets	(349)	(690)	(78)	19,839	24,529
Additional paid-in capital	42,611	42,090	41,540	41,349	40,768
Shareholders' equity (deficiency)	(349)	(690)	(78)	19,839	24,529
Weighted average common shares outstanding (in thousands)	90,117	73,633	62,754	62,754	59,559

Exchange Rates

On April 21, 2016, the noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$1.00 = US$0.7868. The following table sets forth, for each of the years indicated, additional information with respect to the noon rate of exchange for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Bank of Canada for 2012, 2013, 2014, 2015 and 2016 and the Federal Reserve Bank of New York for and 2011.

Rate	2015	2014	2013	2012	2011
Average (1)	0.7758	0.9027	0.9670	1.0008	1.0144

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Noon Exchange Rates for the Previous Six Months

	October	November	December	January	February	March
Rate	2015	2015	2015	2016	2016	2016
High	0.7750	0.7637	0.7485	0.7159	0.7395	0.7715
Low	0.7552	0.7485	0.7148	0.6854	0.7123	0.7425

B.	Capitalization and Indebtedness

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

An investment in the Company's common shares is considered speculative and involves a high degree of risk due to, among other things, the nature of Gentor's business (which is the exploration of mineral properties) and the present stage of its development. In addition to the other information presented in this Form 20-F, a prospective investor should carefully consider the risk factors set out below and the other information that Gentor files with the United States Securities and Exchange Commission (the "SEC") and with Canadian securities regulators before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant to its operations and business plans. Such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company. As well, additional risks that the Company is unaware of or that are currently believed to be immaterial may become important factors that affect the Company's business.

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

The Company’s consolidated financial statements included herein were prepared under the assumption that the Company will continue as a going concern for the next twelve months. However, for the year ended December 31, 2015, the Company had a net loss from continuing operations of US$180,846 (year ended December 31, 2014 - US$1,054,669; year ended December 31, 2013 - US$1,580,191) and an accumulated deficit of US$42,960,534 (December 31, 2014 – US$42,779,688). Therefore, as stated in the Report of Independent Registered Public Accounting Firm, there is substantial doubt as to the Company’s ability to continue on a going concern basis. The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company’s securities would have little or no value.

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

Gentor's mineral exploration and potential development activities are subject to various laws governing prospecting, mining, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. Although Gentor's activities are currently carried out in accordance with applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail development.

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

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following net losses during each of the following periods:

•	US$180,846 for the year ended December 31, 2015;
•	US$1,162,625 for the year ended December 31, 2014;
•	US$20,106,911 for the year ended December 31, 2013;
•	US$5,270,719 for the year ended December 31, 2012; and
•	US$5,603,314 for the year ended December 31, 2011.

The Company had an accumulated deficit of US$42,960,534 as of December 31, 2015.

The Company expects to continue to incur losses unless and until such time as one or more of its properties enter into commercial production and generate sufficient revenues to fund continuing operations. The development of the Company's properties will require the commitment of substantial financial resources. The amount and timing of expenditures will depend on a number of factors, including the progress of exploration and development, the results of consultants' analysis and recommendations, the rate at which operating losses are incurred, and the Company's acquisition of additional properties, some of which are beyond the Company's control. There can be no assurance that the Company will ever achieve profitability.

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

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012. The executive office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and the telephone number of such office is (416) 366-2221. The registered office of the Company is located at Ogier Fiduciary Services (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman, KY1-9007, Cayman Islands. The Company also has an office in Ankara, Turkey.

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

As a result of the acquisition of Oman Holdco, the Company, through Oman Holdco, acquired the earn-in rights to the Block 5 and Block 6 properties in Oman. Al Fairuz Mining Company, LLC held the exploration licence for the Block 5 property. Pursuant to the Block 5 Earn-In Agreement, the Company, through Oman Holdco, acquired a 65% equity position in Al Fairuz Mining Company, LLC. Pursuant to an earn-in agreement between Al Zuhra Mining Company, LLC and Oman Holdco, the Company, through Oman Holdco, had the right to earn up to a 70% equity position in Al Zuhra Mining Company, LLC, which held the exploration licence for the Block 6 property.

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

In June 2012, the Company announced maiden Canadian National Instrument 43-101 mineral resource estimates for the Mahab 4 and Maqail South prospects at the Company’s Block 5 property in Oman.

In October 2013, the Company announced that (a) the Company’s search for Cyprus-type VMS deposits in Turkey has resulted in the identification in northern Turkey of several surface gossans in distal VMS settings and led to the signing by the Company’s local subsidiary in Turkey of two new joint venture option agreements with local Turkish groups (one of these agreements relates to the Company’s Karaburun project, which is the Company’s current focus and is described in Item 4.D. of this Form 20-F below), (b) having discovered further VMS mineralisation, but of insufficient size to eventually establish a commercial mining operation at the Hacimeter Project, Gentor allowed the Hacimeter Option to expire without continuing to form a joint venture, and (c) in light of continued depressed market conditions, Gentor was proposing to undertake a strategic review of its Oman properties over the coming months.

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

In September 2014, Gentor announced that, as a result of a Government tender process, it had acquired a new mineral exploration licence covering the remaining portion of the Karaburun VMS project in northern central Turkey, the southern part of which was already held by the Company under an existing Turkish joint venture agreement.

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

In December 2014, Gentor announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey enabling the Company to undertake its planned phase one diamond drilling program at its Karaburun project. The drill permit allowed Gentor to prepare access roads and drill at up to 27 locations.

In May 2015, Gentor announced that it had closed a non-brokered private placement of 15,000,000 units of the Company at a price of Cdn$0.06 per unit for proceeds to the Company of Cdn$900,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.10 for a period of two years. Directors and officers of the Company purchased 10,100,000 of the units issued under this financing (Arnold T. Kondrat, who is Chief Executive Officer, President and a director of the Company, purchased 8,100,000 of the units, Richard J. Lachcik, who is a director of the Company, purchased 1,000,000 of the units, Donat K. Madilo, who is Chief Financial Officer of the Company, purchased 500,000 of the Units, and Geoffrey G. Farr, who is Corporate Secretary of the Company, purchased 500,000 of the units).

In July 2015, Gentor reported the assay results for its phase one drilling at its Karaburun project in Turkey. Under the phase one diamond drilling program, Gentor completed seven drill holes for a total of 1,707.80 metres (see Item 4.D. of this Form 20-F below for additional information in respect of these drill results).

In February 2016, Gentor announced that it had signed a letter of intent ("LOI") with Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya") (a Turkish mining company) for a proposed joint venture to further explore and develop Gentor’s Karaburun project (the "Project"). The LOI sets out the intention to grant to Lidya an option ("Option") to acquire an 80% interest in the Project. The Option is subject to the negotiation and execution of a definitive agreement for the Option contemplated to be signed within 120 days from the signing of the LOI. The LOI provides that the Option period shall be 24 months from the date of signing the definitive agreement (the "Option Period"), and that upon signing the LOI Lidya shall make a cash payment to Gentor for US$50,000. Other terms set out in the LOI include following:

(a)	During the Option Period, Lidya will carry out exploration at the Project under work programs and budgets determined by Lidya, in consultation with Gentor.

(b)

Until the end of August 2016, the exploration program funded and operated by Lidya will include a minimum of US$75,000 for exploration expenditures. Upon the end of August 2016, Lidya will have 30 days within which to notify Gentor of its intent to continue with the Option. If Lidya decides to continue with the Option, it will make a cash payment to Gentor for US$50,000.

(c)

Lidya will be able to earn a 35% interest in the Project by spending an additional US$650,000 in exploration expenditures at the Project by the end of the first year of the Option Period. Lidya will then be able to earn a further 45% interest in the Project (for a total interest of 80%) by spending an additional US$1,350,000 in exploration expenditures by the end of the Option Period and by paying an additional cash amount of US$50,000 to Gentor.

(d)

Upon completion of the expenditure commitments (i.e. US$2,075,000 in exploration expenditures on the Project and US$150,000 in cash payments to Gentor), Lidya and Gentor will continue as 80%-20% shareholders in a special purpose vehicle ("SPV") to be formed, after which the relationship between Gentor and Lidya will be governed by industry standard joint venture terms, with each party funding its proportionate share of the SPV or suffering dilution. If either party dilutes to an interest in the SPV of less than 10%, it will revert to a 1% net smelter royalty.

B.	Business Overview

General

Gentor is a mineral exploration company focussed on the discovery and development of mineral resources. The Company’s current focus is its Karaburun project in northern Turkey.

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

________________________

(1) The Company’s Karaburun project in Turkey is held through Gentor Aslan Madencilik Sanayi Ve Ticaret Limited Sirketi.

D.	Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Gentor’s Mineral Properties

Gentor is a mineral exploration company which currently has one project, the Karaburun project in northern Turkey (see Figure 1), the exploration of which is the Company’s current business focus. The Karaburun project is in the exploration stage and a substantial amount of capital will have to be spent on the properties comprising this project before the Company will know whether they contain commercially viable mineral deposits. All such properties are without known reserves and the work being done on the properties is exploratory in nature.

Figure 1

Background

During 2013, the Company carried out exploration activities in Turkey consisting of detailed geological and more general terrain scale prioritization, target generation and opportunity identification in central and northern Turkey. The latter involved the development of a regional exploration database, desk top prospectivity reviews, reconnaissance mapping projects in various districts and a number of visits to mineral properties of interest. This work resulted in the identification by the Company of several surface gossans in distal VMS settings, and led to the negotiation by the Company of two joint venture option agreements with local Turkish entities covering these properties.

After the signing of these option agreements, the attention was directed to the properties covered by the agreements. At the first option agreement (the "First Option") ground, a 2.5 kilometre-long trail of gossanous material was identified, geologically mapped and traversed by geochemical soil profiles. Similar mapping and soil sampling in the second option agreement ground revealed a one kilometer-long gossan marked altered zone. However, in order to concentrate funds on the First Option ground and in view of the less than expected level of mineralisation at the second option agreement ground, this second option was let to lapse in May 2014.

In September 2014, the Company announced that it had acquired a new exploration licence (the "Karaburun Licence") as a result of a government tender process, which new licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was held under the First Option.

The Karaburun Licence and First Option ground cover the bulk of the prospective stratigraphy hosting the Karaburun VMS mineralised deposit (see Figure 2). Note that the "Gentor JV" ground shown in Figure 2 below refers to the First Option ground. Preliminary exploration by Gentor of this gossan/VMS system showed that it is of distal Besshi-style character in Mesozoic mafic volcanic and metasedimentary schists, similar to other nearby copper deposits in this Central Pontide region of northern Turkey.

In December 2014, the Company announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey enabling Gentor to undertake its planned phase one diamond drilling program at the Karaburun project. Gentor reported the results from this drilling program in July 2015 (see "Drill Review" below).

Figure 2

In order to concentrate funds on the Karaburun Licence ground, being the most prospective ground at the Karaburun project taking into account the results from the phase one drilling program, Gentor terminated the First Option. The ground covered by the Karaburun Licence therefore currently comprises Gentor’s Karaburun project.

Table 1 below provides details in respect of the Karaburun Licence.

Table 1

LICENCE NO.	HOLDER	DATE OF ISSUE	DATE OF EXPIRY	MINERALS	AREA (ha)
E: 3314507	Gentor Aslan Madencilik Sanayi Ve Ticaret Limited Sirketi	September 17, 2014	September 17, 2021	Cu, Zn, Au, Ag	1,803.99

Mineral rights in Turkey are held by the State. The surface rights to the properties comprising the Karaburun project are also owned by the State. Mineral exploration licenses are issued initially for one year and are extendable by further periods of two and then four years. Successful holders are expected to submit production licensing reports; once approved, these licenses are issued from 10 years upward. Operating licenses are renewable for a total of 60 years. In exceptional situations, the State is empowered to issue further extensions. After each period of licensing, technical and expenditure reporting are mandated. In order to undertake exploitation, a production permit is needed.

For the Karaburun Licence, which is an exploration license held directly by Gentor’s Turkish subsidiary, there is an annual license fee of approximately US$335 and Gentor’s Turkish subsidiary was required to incur at least TL 70,318 (US$26,535) until the first anniversary of the license (which it so incurred). As well, a report of findings and a documented list of expenditure must be submitted by such subsidiary to the Mining Department in order to qualify for a further two year general exploration period.

Karaburun Project

The Karaburun project is a metavolcanics and schist-hosted VMS (volcanogenic massive sulphide) system in forest terrain about 17 kilometres northwest of the town of Boyabat in the Sinop District of the Black Sea region, northern central Turkey (see Figure 1). Gentor has outlined a 2.5 kilometre-long gossanous, Besshi-style VMS mineralised system within Mesozoic Ophiolite-related mafic metavolcanics and schists, similar in both age and character to the Hanönü copper deposit (which is currently being developed), some 11 kilometres to the northwest.

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

Within 15 kilometres of the Karaburun project, there is 32 kVA power source and open water sources.

The Karaburun project lies in a largely pine-covered forest with elevations ranging from 1,000 to 1,100masl, and is about 70 kilometres from the shores of the Black Sea to the north. Below freezing temperatures are experienced from November through April, however, it is possible to run a year round exploration operation at the Karaburun project.

In July 2015, Gentor issued a press release announcing the assay results for its phase one diamond drilling program. Under this drilling program, Gentor completed seven drill holes for a total of 1,707.80 metres. The logging of the mostly HQ-size core and assays on the split core confirm the presence of a Besshi-style VMS mineralisation marked by over 30 metres thick (to the extent known) and stacked sulphide zones which host chalcopyrite-bearing horizons. With drilling effectively almost across dip, the apparent copper intersections in these horizons so far are narrow and less than one metre in length; however, they carry 2 to 6% Cu. The drill data indicates a gentle northerly dip for both the mineralisation and its black schist hosts. As a result, to drill across dip in the optimum orientation, the attention going forward will be the Karaburun Licence ground (such that the First Option was terminated by Gentor as referred to above). For this purpose, an application to drill at as many as 34 new locations (see Figure 3) has been lodged with the Forestry Department in Ankara, Turkey.

Previous work in both the First Option area and the Karaburun Licence area, confirmed widespread copper and zinc anomalism, in initial hand-held XRF measurement of stream sediment and soil geochemical samples, over outcropping and shallow depth continuations of gossan. Recent work led to a better definition of the gossanous outcrops: while some of the gossans are now known to have more limited extent, the main gossan, where most of the drills concentrated on, remains large.

Drill Review

The geology is dominated by the widespread occurrence of metavolcanics which have intercalations of black schists. The most important results from logging of the cores and an examination of the assay data show that the mineralisation is dominated by massive and semi-massive pyrites and that these are concentrated mostly in black schists. These pyrite rich zones attain an apparent thickness of over 30 metres and are stacked. They have horizons with significant chalcopyrite content. The most important of the chalcopyrite zones are those intersected by drill hole J9 with 0.60 metres with 5 ppm Ag and 2.21% Cu and drill hole J29 with 0.50 metres with 18 ppm Ag and 5.96% Cu in the main gossan zone (see Figure 4).

Figure 3

These are important in indicating that the massive sulphides occur in a stacked fashion and that they can host high grade copper. The mineralisation was detected in four of the holes and these were sent for assay (see Figure 4). The highlights from the assay are listed in Table 2 below. J21 has intersected 7.25 metres core with 0.34% Cu; J28 hosts several horizons with 0.25% Cu; J29 has cut three significant horizons (18.70 metres with 0.27% Cu; 32.80 metres with 0.35% Cu & 4.10 metres with 1.31% Cu including 0.50 metres with 5.96% Cu – see Table 2).

It is noted that most of the mineralised horizons are affected by chlorite/epidote alteration. Accompanying these alteration minerals is widespread occurrence of pyrite - almost always at about 1% level (see Figures 5 and 6). Hence, the wide zones are marked by surface markings of iron. Another significant finding is the slight divergence between the schistosity and the original bedding (see Figure 5). While the schistosity appears to dip very gently to the south, the bedding is gently towards the north. As a result, the bulk of any mineralised package is believed to lie in the Karaburun Licence area. The mineralised package appears to plunge to SW or WSW (see Figure 6).

Figure 4

Figure 5

Figure 6

Table 2

DDH ID	From (m)	To (m)	Length (m)	Cu %
J9	183.2	183.8	0.6	2.21

J21	248.85	256.1	7.25	0.34
incl.	251.6	254.6	3	0.51

J28	1.3	39	37.7	0.15
incl.	3.5	6.5	3	0.25
&	20.1	26.3	6.2	0.25
&	29.1	33.8	4.7	0.27

also	57.1	65	7.9	0.15

J29	22	40.7	18.7	0.27

also	45.8	78.6	32.8	0.35
incl.	48.9	61.2	12.3	0.42
&	64.8	71	6.2	0.45
&	74.1	78.6	4.5	0.44

also	155.8	159.9	4.1	1.31
incl.	159.4	159.9	0.5	5.96

Exploration Review

Rock and soil geochemical results gathered by Gentor at Karaburun have defined widespread Cu-Zn-Ag-Au and Co anomalies coincident with numerous stacked stratigraphic mineralised gossan horizons - numbered Main and 1 to 8. Mapping and insitu soil analyses with portable XRF along 100 metre spaced N-S oriented soil geochemical profiles has confirmed and refined the anomalism in relation to the positions of insitu ironstone gossans and their down-slope boulder trains. This data highlights the stratigraphically lower eastern end Main Lode as Cu-rich (+500 ppm Cu) and the central portion (No. 6/7 lodes) as Zn-rich (+250 ppm Zn), whereas the upper western lodes exhibit a more polymetallic Cu-Au-Ag rich signature.

Stream sediment sampling with portable XRF analysis conducted within the Sevlik Creek drainage encompassing the VMS system, highlights the anomalous copper (see Figure 7) and zinc geochemistry for several kilometres down-stream from the gossans and within the exposed system, against a low background elsewhere (note that the "Gentor JV" ground shown in Figure 7 below refers to the ground covered by the First Option, which has now been terminated by Gentor as referred to above). To the north of the main gossan zones, several anomalous drainages support potential for more mineralisation in the area. Mapping and soil geochemistry over the central northern part of the area led to the identification of new stringer-style mineralisation marked by narrow argillic and/or hematitic alteration zones with pyrite and copper oxides.

Figure 7

Proposed Joint Venture

In February 2016, Gentor signed a letter of intent with Lidya Madencilik Sanayi ve Ticaret A.S. (a Turkish mining company) for a proposed joint venture to further explore and develop the Karaburun Licence ground. See Item 4.A. of this Form 20-F ("History and Development of the Company") for additional information in respect of this proposed joint venture.

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

All soil and rock samples from the Karaburun project were placed in sealed bags by Company geologists and sent to the ALS Chemex Laboratory (which is independent of the Company) in Izmir, Turkey where the samples were prepared and analysed for gold by fire assay using a 30g charge and for 41 elements by ICP. The rock samples were crushed down to minus 2 mm and split with half of the sample pulverized down to 90% passing 75 microns. The soil and stream sediment samples were sieved to minus 2 mm before analysis. As part of the Company's quality assurance/quality control procedures, internationally recognized standards, duplicates and blanks were used.

The Company made extensive use of a hand-held XRF instrument in the field during reconnaissance and follow-up rock, soil and stream sediment surveys at the Karaburun project. At each locality, mean of three readings were recorded. Some of the selected samples from the Karaburun project were re-analysed by the same instrument in a more controlled office environment together with measurements on internationally recognised standard rock samples.

Drill cores for assaying were taken from varying intervals based on geological interpretation and cut with a diamond saw, with one-half of the core placed in sealed bags and sent for sample preparation in Izmir, Turkey. The core samples were then crushed to -2mm, split and pulverized down to 85% passing 75 microns. Approximately 150 grams of pulverized sample were then analysed in Izmir at the ALS Laboratory (which is independent of the Company). Analyses were carried out after four-acid digestion followed by determinations with ICP. As part of the Company's quality assurance/quality control procedures, which adhere to international recognized standards, duplicates, blanks and standards were inserted into sample batches.

Item 4A.	Unresolved Staff Comments

Not applicable.

Item 5.	Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2015 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.	Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2015 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.	Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2015 incorporated by reference into this Form 20-F as Exhibit 15.1.

C.	Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company and does not carry on any research and development activities. The Company does not hold any patents.

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

E.	Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G.	Safe Harbor

Not applicable.

Item 6.	Directors, Senior Management and Employees

A.	Directors and Senior Management

The directors and senior management of the Company, their ages and term of continuous service are as follows:

		Current Position(s)
Name	Age	with the Company	Served Since

Arnold T. Kondrat	63	President, Chief Executive	July 31, 2007
		Officer and a director	(director and officer)

Donat K. Madilo	54	Chief Financial Officer	March 8, 2010

Geoffrey G. Farr	49	General Counsel and	April 7, 2011
		Corporate Secretary

Richard J. Lachcik (1)	58	Director	February 13, 2014

Dr. Peter A. Ruxton (1)	58	Director	March 8, 2010

William R. Wilson (1)	73	Director	February 13, 2014
____________________________

(1)	Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time, he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. He has been a director of the Company since July 2007, was Executive Vice President of the Company from July 2007 to February 2014 and has been the President and Chief Executive Officer of the Company since February 2014. Mr. Kondrat is the principal founder, Executive Vice President and a director of Banro Corporation ("Banro") (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC). He is also the principal founder, President, Chief Executive Officer and a director of Loncor Resources Inc. ("Loncor") (a mineral exploration company listed on the Toronto Stock Exchange), principal founder, Chief Executive Officer and a director of Delrand Resources Limited ("Delrand") (a mineral exploration company listed on NEX (a separate board of the TSX Venture Exchange) and the JSE), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 26 years of experience in accounting, administration and finance in the Democratic Republic of the Congo (the "DRC") and North America. He is Senior Vice President, Commercial and DRC Affairs at Banro, Chief Financial Officer of each of Loncor and Gentor, and Treasurer of Delrand. Mr. Madilo’s previous experience includes Chief Financial Officer of Banro, director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

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

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2015.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	Nil	N/A	Nil	Nil	$134,933 (2)	$134,933
Donat K. Madilo Chief Financial Officer	Nil	N/A	Nil	Nil	Nil	Nil
Omer Celenk Country Manager - Turkey	$120,000	N/A	Nil	Nil	Nil	$120,000
Geoffrey G. Farr General Counsel and Corporate Secretary	$48,000	N/A	Nil	Nil	Nil	$48,000

____________________________

(1)	No stock options were awarded in 2015.

(2)

This amount represents management fees for Mr. Kondrat of US$111,655 (these fees are accrued in Canadian dollars, with the total fee amount for 2015 in Canadian dollars being Cdn$144,000) and life insurance premiums paid by the Company of US$23,278.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2015:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	May 23, 2014	500,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
Donat K. Madilo	May 23, 2014	200,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
Omer Celenk	May 23, 2014	150,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
Geoffrey G. Farr	December 14, 2011	100,000	Cdn$1.24 (US$0.90)	December 14, 2016	Nil	N/A	N/A
	May 23, 2014	250,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
____________________________

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2015 of Cdn$0.025 as reported by the TSX Venture Exchange, which is equivalent to US$0.018 using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2015:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Donat K. Madilo	Nil	N/A	N/A
Arnold T. Kondrat	Nil	N/A	N/A
Omer Celenk	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A
____________________________

(1)	Identifies the aggregate dollar value that would have been realized by the Officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2015 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to the compensation of each of the Company's directors in the year ended December 31, 2015, other than Mr. Kondrat. See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2015.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards(1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil (2)	Nil
Peter A. Ruxton	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil
____________________________

(1)	No stock options were awarded in 2015.

(2)

During the financial year ended December 31, 2015, the Company incurred legal expenses (and related costs) of US$25,675 to Norton Rose Fulbright Canada LLP (which acts as legal counsel to the Company). Mr. Lachcik is a partner of Norton Rose Fulbright Canada LLP.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2015 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2015.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	May 23, 2014	150,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
Peter A. Ruxton	February 15, 2012	200,000	Cdn$1.09 (US$0.79)	February 15, 2017	Nil	N/A	N/A
	May 23, 2014	150,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
William R. Wilson	May 23, 2014	150,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
____________________________

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of each of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2015 of Cdn$0.025 as reported by the TSX Venture Exchange, which is equivalent to US$0.018 using the noon exchange rate on December 31, 2015 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7225.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2015. See "Named Officers - Incentive Plan Awards" above for such details in respect of Mr. Kondrat.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	Nil	N/A	N/A
Peter A. Ruxton	Nil	N/A	N/A

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
William R. Wilson	Nil	N/A	N/A
____________________________

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Other Information

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C.	Board Practices

Each director of the Company holds office until the close of the next annual meeting of shareholders of the Company following his election or appointment, unless his office is earlier vacated in accordance with the articles of association of the Company. See Item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Company's Board. No director of the Company has any service contract with the Company or any subsidiary of the Company providing for benefits upon termination of service. However, the terms of the Company’s stock option plan accelerate the vesting of stock options granted under such plan in the event of a take-over bid in respect of the Company (see Item 6.E. of this Form 20-F). See Item 6.B. of this Form 20-F for information in respect of the stock options of the Company held by the Company’s directors and officers.

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

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2015, December 31, 2014 and December 31, 2013:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2015	2014	2013

Gentor executive office in	4	3	5
Toronto, Canada

Oman (exploration project)	N/A (1)	N/A (1)	3

Turkey (exploration project)	2	3	2

Totals:	6	6	10
____________________________

(1)	The Company sold the Oman project in July 2014.

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.	Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 21, 2016 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options and common share purchase warrants of the Company held by the Company's directors and officers as of April 21, 2016 (each stock option or warrant, as applicable, is exercisable for one common share of the Company).

	Number of	Percentage of
	Common	Outstanding	Number of	Number of
Name	Shares Owned	Common Shares	Stock Options Held	Warrants Held

Geoffrey G. Farr	1,000,000	1.05%	100,000 stock options exercisable at a price of Cdn$1.24 per share until December 14, 2016.	250,000 common share purchase warrants exercisable at a price of Cdn$0.10 per share until May 6, 2017.

			250,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.

Donat K. Madilo	500,000	0.53%	200,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	250,000 common share purchase warrants exercisable at a price of Cdn$0.10 per share until May 6, 2017.

Arnold T. Kondrat	32,097,500	33.70%	500,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	1,500,000 common share purchase warrants exercisable at a price of Cdn$0.075 per share until August 27, 2016.

				4,050,000 common share purchase warrants exercisable at a price of Cdn$0.10 per share until May 6, 2017.

Richard J. Lachcik	2,000,000	2.1%	150,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	500,000 common share purchase warrants exercisable at a price of Cdn$0.10 per share until May 6, 2017.

Peter A. Ruxton	940,350 (1)	0.99%	200,000 stock options exercisable at a price of Cdn$1.09 per share until February 15, 2017.	Nil

			150,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.

William R. Wilson	Nil	Nil	150,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	Nil
____________________________

(1)	30,000 of these shares are held by an entity controlled by Dr. Ruxton.

Equity Compensation Plans

The Company has a stock option plan, which was established in 2011 (the "Option Plan"). As of April 21, 2016, there are outstanding under the Option Plan 1,700,000 stock options. The following is a summary of certain terms of the Option Plan.

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Option Plan shall not exceed 11,000,000 common shares.

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

(f)

All stock options shall be for a term determined in the discretion of the Board at the time of the granting of the stock options, provided that no stock option shall have a term exceeding five years and, unless the Board at any time makes a specific determination otherwise (but subject to the terms of the Option Plan), a stock option and all rights to purchase common shares pursuant thereto shall expire and terminate immediately upon the optionee who holds such stock option ceasing to be at least one of a director, officer or employee of or consultant to the Company or a subsidiary of the Company, as the case may be.

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

(j)

The Company may amend from time to time the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including the TSX Venture Exchange (to the extent such consent is required).

(k)

The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Company and all optionees, subject to shareholder approval if required by the TSX Venture Exchange.

(l)	The Option Plan does not provide for financial assistance by the Company to an optionee in connection with an option exercise.

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 21, 2016.

Number of common shares	Exercise price of	Number of common shares remaining
to be issued upon exercise of	outstanding stock	available for future issuance
stock options outstanding	options per share	(excluding outstanding awards)

100,000 (1)	Cdn$1.24	9,300,000 common shares
200,000 (2)	Cdn$1.09
1,400,000 (3)	Cdn$0.15
Total: 1,700,000

(1)	Each of these stock options was granted on December 14, 2011, expires on December 14, 2016 and vested at the rate of 25% every 6 months after the grant date.

(2)	Each of these stock options was granted on February 15, 2012, expires on February 15, 2017 and vested at the rate of 25% every 6 months after the grant date.

(3)	Each of these stock options was granted on May 23, 2014, expires on May 23, 2019 and vests at the rate of 25% every 6 months after the grant date.

A copy of the Option Plan is incorporated by reference into this Form 20-F as Exhibit 4.1.

Item 7.	Major Shareholders and Related Party Transactions

A.	Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following are the only persons or companies who beneficially own 5% or more of the outstanding common shares of the Company.

	Number of Shares	Percentage of Outstanding
Name of Shareholder	Beneficially Owned (1)	Common Shares (1)

Arnold T. Kondrat (2)	32,097,500(3)	33.70%
Arabian Peninsula Projects Ltd	10,362,000(4)	10.88%
Galena Special Situations Master Fund Limited	6,838,667(5)	7.18%

(1)	The information in these columns of the table is as at April 21, 2016.

(2)	Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

(3)

With respect to the common shares of the Company currently held by Mr. Kondrat, 3,047,500 of such shares were acquired by Mr. Kondrat in 2012, 9,000,000 of such shares were acquired by Mr. Kondrat in 2014 and 8,100,000 of such shares were acquired by Mr. Kondrat in 2015. See also Item 6.E. of this Form 20-F with respect to the stock options and common share purchase warrants of the Company held by Mr. Kondrat.

(4)

Arabian Peninsula Projects Ltd ("APP") was the sole shareholder of the company (APM Mining Limited) acquired by Gentor in March 2010 when it acquired the Oman properties (following the said acquisition, APM Mining Limited changed its name to Gentor Resources Limited). Gentor issued 10,362,000 common shares to APP as the consideration for the said acquisition (see Item 4.A. of this Form 20-F for additional information with respect to this acquisition). The Company subsequently sold Gentor Resources Limited in July 2014 (see Item 4.A. of this Form 20-F for additional information with respect to this sale). The Company understands that the terms of the preference shares of APP provide that, on the happening of certain events, which occurred when the Company’s shares were listed on the TSX Venture Exchange in November 2011, the holders of such preference shares may exchange such shares for an equivalent number of the Company’s common shares held by APP. In the event that such holder does not exercise such exchange right, the board of directors of APP has the power to redeem the holder’s shares on the same basis, a right which the APP board of directors has advised the Company that it intends to exercise (but which has not occurred as of the date of this Form 20-F).

(5)	Galena Special Situations Master Fund Limited acquired in 2010 6,666,667 of the common shares of the Company which it currently holds.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 21, 2016, based on the Company’s shareholders’ register, there were 20 shareholders of record of the Company’s common shares in the United States, holding 30.60% of the outstanding common shares of the Company.

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

See Item 4.A. of this Form 20-F for information with respect to private placement financings carried out by the Company in 2014 and 2015 involving directors and officers of the Company.

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

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2015, other than as discussed in this Form 20-F.

Item 9.	The Offer and Listing

A.	Offer and Listing Details

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "GNT", and have been so listed since November 7, 2011. The Company’s common shares are also quoted in the United States on the OTC Pink tier of the OTC Link (the "OTC Pink") under the trading symbol "GNTOF", and have been so quoted since May 1, 2015. Prior to May 1, 2015, such shares were quoted in the United States on the OTCQB tier of the OTC Link (the "OTCQB").

TSX Venture Exchange ("TSX-V")

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX-V. The Company's common shares commenced trading on the TSX-V on November 7, 2011.

Year	High (Cdn$)	Low (Cdn$)
2015	$0.100	$0.025
2014	$0.250	$0.035
2013	$0.125	$0.02
2012	$1.09	$0.055
2011	$1.27	$0.90

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2016	$0.020	$0.010
December 31, 2015	$0.035	$0.025
September 30, 2015	$0.060	$0.030
June 30, 2015	$0.065	$0.040
March 31, 2015	$0.100	$0.040
December 31, 2014	$0.140	$0.080
September 30, 2014	$0.165	$0.055
June 30, 2014	$0.155	$0.035
March 31, 2014	$0.250	$0.055

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2016 (to April 21)	$0.015	$0.010
March 2016	$0.020	$0.015
February 2016	$0.020	$0.010
January 2016	$0.020	$0.020
December 2015	$0.025	$0.025
November 2015	$0.025	$0.025
October 2015	$0.035	$0.035

OTC Pink and OTCQB

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink and the OTCQB, as applicable.

Year	High (US$)	Low (US$)
2015	$0.097	$0.016
2014	$0.223	$0.046
2013	$0.10	$0.0176
2012	$1.01	$0.09
2011	$2.00	$0.51

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company as traded on the OTC Pink and OTCQB, as applicable.

Quarter Ended	High (US$)	Low (US$)
March 31, 2016	$0.016	$0.007
December 31, 2015	$0.0216	$0.016
September 30, 2015	$0.043	$0.02
June 30, 2015	$0.097	$0.043
March 31, 2015	$0.097	$0.097
December 31, 2014	$0.097	$0.097
September 30, 2014	$0.18	$0.046
June 30, 2014	$0.218	$0.18
March 31, 2014	$0.223	$0.07

The following table discloses the monthly high and low market prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink.

Month	High (US$)	Low (US$)
April 2016 (to April 21)	$0.007	$0.007
March 2016	$0.007	$0.007
February 2016	$0.016	$0.007
January 2016	$0.016	$0.016
December 2015	$0.0216	$0.016
November 2015	$0.02	$0.02
October 2015	$0.02	$0.02

B.	Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.	Markets

The Company's outstanding common shares are listed on the TSX-V and are also quoted in the United States on the OTC Pink.

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

The Company's authorized share capital consists of US$50,000 divided into 500,000,000 common shares with a par value of US$0.0001 per share, of which 95,253,840 common shares were issued and outstanding as of April 21, 2016. The following is a summary of the material provisions attaching to the common shares:

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations to Company shareholders that are subject to special provisions under the Code, including the following: (i) shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) shareholders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) shareholders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) shareholders that have a "functional currency" other than the U.S. dollar; (v) shareholders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) shareholders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) shareholders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) U.S. expatriates or former long-term residents of the United States; (ix) controlled foreign corporations and passive foreign investment companies; and (x) shareholders that own or have owned, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares. Shareholders that are subject to special provisions under the Code, including shareholders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the ownership and disposition of Common Shares.

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

Receipt of Foreign Currency

Amounts paid to a U.S. Holder in foreign currency generally will be equal to the U.S. dollar value of such distribution based on the exchange rate applicable on the date of receipt. A U.S. Holder that does not convert foreign currency received into U.S. dollars on the date of receipt generally will have a tax basis in such foreign currency equal to the U.S. dollar value of such foreign currency on the date of receipt. Such U.S. Holder generally will recognize ordinary income or loss on the subsequent sale or other taxable disposition of such foreign currency (including an exchange for U.S. dollars), which generally would be treated as U.S. source ordinary income for foreign tax credit purposes. Different rules apply to U.S. Holders who use the accrual method of tax accounting.

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

Generally, the Company will be required to withhold tax at a rate of 30% on dividends in respect of, and gross proceeds from the sale of, Common Shares held by or through certain foreign financial institutions (including investment funds) beginning after June 30, 2014, in the case of dividends, and beginning after December 31, 2018, in the case of such gross proceeds from sales, unless such institution enters into an agreement with the Secretary of the Treasury to report, on an annual basis, information with respect to shares in the institution held by certain U.S. persons and by certain non-U.S. entities that are wholly- or partially-owned by U.S. persons. Accordingly, the entity through which Common Shares are held will affect the determination of whether such withholding is required. Similarly, dividends in respect of, and gross proceeds from the sale of, Common Shares held by certain investors that are non-financial non-U.S. entities will be subject to withholding at a rate of 30%, beginning after June 30, 2014, in the case of dividends, and beginning after December 31, 2018, in the case of such gross proceeds from sales, unless such entity either (i) certifies that such entity does not have any "substantial U.S. owners" or (ii) provides certain information regarding the entity's "substantial U.S. owners," which will in turn be provided to the Secretary of the Treasury. Non-U.S. Holders are encouraged to consult with their own tax advisors regarding the possible implications of such withholding rules on their ownership and disposition of Common Shares.

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

The foreign information reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their tax advisors regarding these rules.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2⁄3% (proposed to be increased to 10 2/3%) of its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains realized, or dividends received or deemed to be received by the Resident Holder (other than certain dividends or deemed dividends that are deductible in computing taxable income).

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

See Note 11 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2015 and 2014 filed as part of this Form 20-F.

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

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2015. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2015 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2015 and no material weaknesses were discovered.

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

(d)	Changes in Internal Control over Financial Reporting

Other than as discussed below, there were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2015, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

As discussed in the Company’s Form 20-F relating to the fiscal year ended December 31, 2014, for the fiscal year ended December 31, 2014 there was a material weakness in the internal controls over financial reporting relating to the accounting of the Company’s 2014 hybrid financial instruments. Management had determined that the accounting treatment of the Company’s four hybrid financial instruments that were issued throughout 2014 incorrectly allocated the proceeds received between the warrant liability and the equity common shares. This resulted in a material year-end adjustment to the annual consolidated financial statements for the fiscal year ended December 31, 2014. As a result, the Company concluded that a material weakness in internal controls over the accounting for the hybrid financial instruments existed given the inappropriate allocation and accounting treatment in 2014. During the fiscal year ended December 31, 2015 management, by utilizing the appropriate resources (both internally and externally), ensured that the accounting for hybrid financial instruments and its review were appropriate.

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

Item 16.	[Reserved]

Item 16.A.	Audit Committee Financial Expert

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

Mr. Wilson is also independent within the meaning of Section 803A of the NYSE MKT LLC Company Guide and Rule 10A-3 of the U.S. Exchange Act (although the Company’s common shares are not listed on the NYSE MKT LLC but are quoted on the OTC Pink).

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

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (1) with respect to each of the years ended December 31, 2015 and December 31, 2014. All dollar amounts are exclusive of applicable taxes.

	2015	2014

Audit Fees	US$28,800 (1)	US$90,675
Audit-Related Fees	-	-
Tax Fees	US$7,200 (2)	US$5,000 (2)
All Other Fees	-	-

(1)

Deloitte LLP were the external auditors of the Company in respect of the fiscal year ended December 31, 2014. McGovern, Hurley, Cunningham, LLP have been appointed as the new external auditors of the Company in place of Deloitte LLP, and were the external auditors of the Company in respect of the fiscal year ended December 31, 2015.

(2)	The services comprising these fees related to tax compliance services in foreign jurisdictions in connection with international tax returns.

In accordance with existing Audit Committee policy and the requirements of the Sarbanes-Oxley Act of 2002, all services to be provided by the external auditors of the Company are subject to pre-approval by the Audit Committee. This includes audit services, audit-related services, tax services and other services. In some cases, pre-approval is provided by the full Audit Committee for up to a year, and relates to a particular category or group of services and is subject to a specific budget. All of the fees listed above have been approved by the Audit Committee.

Item 16.D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16.E.	Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2015.

Item 16.F.	Change in Registrant's Certifying Accountant

At the Company’s request, the Company’s former independent auditor, Deloitte LLP, resigned effective April 8, 2016 and McGovern, Hurley, Cunningham, LLP was engaged as the Company’s new independent auditor effective April 8, 2016. The disclosure required pursuant to this Item 16.F was included in the Company’s Current Report on Form 6-K furnished with the SEC on April 18, 2016, including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Form 20-F.

Item 16.G.	Corporate Governance

Not applicable.

Item 16.H.	Mine Safety Disclosure

Not applicable.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

The financial statements appear on pages F-1 through F-30.

Item 19.	Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

1.1	Memorandum and articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed on March 9, 2012)

4.1	Company's Stock Option Plan (incorporated by reference from Exhibit 4.2 to the Company’s Form 20-F filed on April 30, 2012)

4.2	Share Purchase Agreement dated April 10, 2014 between the Company and Savannah Resources plc (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed April 18, 2014)

8.1	List of subsidiaries

11.1	Company's Business Conduct Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2015

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 2, 2016.

GENTOR RESOURCES INC.
(Registrant)

By: _(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2015 and 2014
(Stated in US dollars)

GENTOR RESOURCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentor Resources Inc.
(An exploration stage corporation)

We have audited the accompanying consolidated balance sheet of Gentor Resources Inc. and subsidiaries (an exploration stage corporation) (the “Company”) as at December 31, 2015, and the related consolidated statements of operations, cash flows and shareholders' deficiency for the year ended December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gentor Resources Inc. at December 31, 2015 and the results of its operations and its cash flows for the year ended December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of Gentor Resources Inc. for the year ended December 31, 2014 were audited by other auditors, who expressed an unmodified opinion on those statements on April 30, 2015.

The accompanying consolidated financial statements referred to above have been prepared assuming that Gentor Resources Inc. will continue as a going concern. As discussed in Note 1 – Nature of Operations and Going Concern of the consolidated financial statements, Gentor Resources Inc.’s recurring losses from operations, negative working capital and deficit accumulated during the exploration stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ McGovern, Hurley, Cunningham LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
April 27, 2016

Deloitte LLP
Bay Adelaide East
22 Adelaide Street West
Suite 200
Toronto ON M5H 0A9
Canada

Tel: (416) 601-6150
Fax: (416) 601-6610
www.deloitte.ca

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Gentor Resources Inc.
(An exploration stage corporation)

We have audited the accompanying consolidated balance sheet of Gentor Resources Inc. and subsidiaries (an exploration stage corporation) (the “Company”) as at December 31, 2014, and the related consolidated statements of operations, cash flows and shareholders' deficiency for the years ended December 31, 2014 and December 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audits.

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

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2014, and the results of their operations and their cash flows for the years ended December 31, 2014 and December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 – Nature of Operations and Going Concern of the consolidated financial statements, the Company's recurring losses from operations, negative working capital and deficit accumulated during the exploration stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
April 30, 2015

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)

ASSETS	As at	As at
	December 31,	December 31,
	2015	2014

Current
Cash	$129,065	$294,592
Prepaids and advances (note 3)	13,820	21,131
Due from related parties (note 6)	49,165	25,230
Total current assets	192,050	340,953

Capital assets (note 5)	11,672	62,122
Mineral properties (note 4)	-	-

Total assets	$203,722	$403,075

LIABILITIES
Current
Accounts payable	$324,507	$227,840
Accrued liabilities	120,000	208,529
Due to related parties (note 6)	97,691	146,504
Total current liabilities	542,198	582,873

Common share purchase warrants liability (note 9d)	10,863	510,045

Total liabilities	$553,061	$1,092,918

SHAREHOLDERS' DEFICIENCY
Authorized 500,000,000 Common Shares, $0.0001 per share par value (note 9a) Issued and outstanding 95,253,840 Common Shares (December 31, 2014 - 80,253,840) (note 9b)	9,525	8,025
Additional paid-in capital	42,601,670	42,081,820
Deficit accumulated during the exploration stage	(42,960,534)	(42,779,688)
Total shareholders' deficiency	(349,339)	(689,843)

Total liabilities and shareholders' deficiency	$203,722	$403,075

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended December
	December 31,	December 31,	31, 2013
	2015	2014

Expenses
Field camps expenses	$188,522	$393,159	$275,854
Geophysics	18,905	-	5,001
Geochemistry	-	2,891	4,221
Drilling	93,138	-	-
Consulting fees – related parties	-	131,736	-
Consulting fees – others	32,357	-	-
Professional fees and management fees	225,693	266,042	155,433
General and administrative expenses	329,933	321,808	1,108,643
Depreciation	50,450	46,981	46,316
Net loss	(938,998)	(1,162,617)	(1,595,468)
Interest income	2,290	2,209	15,277
Gain on common share purchase warrants (note 9d)	755,862	105,739	-
Net loss from continuing operations	(180,846)	(1,054,669)	(1,580,191)

Net loss from discontinued operations (note 8)	-	(107,956)	(18,526,720)

Net loss and comprehensive loss	$(180,846)	$(1,162,625)	$(20,106,911)

Basic and diluted loss per common share from continuing operations (note 9e)	$(0.00)	$(0.02)	$(0.03)

Basic and diluted loss per common share from discontinued operation (note 9e)	$(0.00)	$(0.00)	$(0.29)

Basic and diluted loss per common share (note 9e)	$(0.00)	$(0.02)	$(0.32)

Weighted average number of basic and diluted common shares outstanding (note 9e)	90,116,854	73,633,292	62,753,840

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

		For the year	For the year ended
	For the year ended	ended December	December 31,
	December 31, 2015	31, 2014	2013

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(180,846)	$(1,162,625)	$(20,106,911)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	-	-	17,448,198
Depreciation	50,450	46,981	93,039
(Gain)/loss on common share purchase warrants	(755,862)	(105,739)	-
Loss on sale of capital assets	-	-	(42,292)
Loss from discontinued operation (note 8)	-	12,621	-
Stock based compensation	28,600	64,171	190,292
Changes in non-cash working capital balances
Prepaids and advances	7,311	51,677	140,541
Due from related parties	(23,935)	(25,230)	-
Accounts payable	96,667	(329,490)	166,981
Accrued liabilities	(88,529)	(12,487)	123,793
Cash used in operating activities	(866,144)	(1,460,121)	(1,986,359)
Financing activities
Due to related parties	(48,813)	(180,634)	243,394
Proceeds from private placement	749,430	1,101,926	-
Cash provided by financing activities	700,617	921,292	243,394
Investing activities
Proceeds from sale of discontinued operations (note 8)	-	800,000	-
Purchase of capital assets	-	(1,631)	-
Proceeds from disposal of capital assets	-	-	84,163
Return of a certificate of deposit	-	10,000	-
Cash provided by investing activities	-	808,369	84,163

Net increase/(decrease) in cash	(165,527)	269,540	(1,658,802)

Cash, beginning of the year	294,592	30,709	1,689,511
Less: cash from discontinued operations	-	(5,657)	(2,799)
Cash, end of the year	$129,065	$294,592	$27,910

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
For the year ended December 31, 2015
(Stated in US dollars)

		Common			Total
	Number of	shares	Additional paid-in	Accumulated	shareholders'
	common shares	amount	capital	deficit	deficiency
Balance at January 1, 2013	62,753,840	6,275	41,342,964	(21,510,152)	19,839,087
Stock-based compensation expense (note 9c)	-	-	190,292	-	190,292

Net loss for the year	-	-	-	(20,106,911)	(20,106,911)
Balance at December 31, 2013	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)

Shares issued at Cdn $0.0525 per share on January 29, 2014 (note 9b)	7,500,000	750	-	-	750
Shares issued at Cdn $0.075 per share on February 20, 2014 (note 9b)	2,000,000	200	81,160	-	81,360
Shares issued at Cdn $0.06 per share on August 27, 2014 (note 9b)	3,000,000	300	89,313	-	89,613
Shares issued at Cdn $0.10 per share on October 3, 2014 (note 9b)	5,000,000	500	313,920	-	314,420

Stock- based compensation expense (note 9c)	-	-	64,171	-	64,171
Net loss for the year	-	-	-	(1,162,625)	(1,162,625)
Balance at December 31, 2014	80,253,840	$8,025	$42,081,820	$(42,779,688)	$(689,843)
Shares issued at Cdn $0.06 per share on May 6, 2015 (note 9b)	15,000,000	1,500	491,250	-	492,750
Stock-based compensation expense (note 9c)	-	-	28,600	-	28,600
Net loss for the year	-	-	-	(180,846)	(180,846)
Balance at December 31, 2015	95,253,840	$9,525	$42,601,670	$(42,960,534)	$(349,339)

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

1.	NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

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

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2015 the Company had a net loss of $180,846 (2014 – $1,162,625), a deficit accumulated during the exploration stage of $42,960,534 as at December 31, 2015 (2014 – $42,779,688), and a working capital deficiency of $350,148 as at December 31, 2015 (2014 - $241,920), which may cast substantial doubt on the Company’s ability to continue on a going concern basis.

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
For the years ended December 31, 2015, 2014 and 2013

a)	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited (“Gentor International”). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. All of the outstanding shares of Gentor Resources Limited, which was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010, were sold by the Company in July 2014 and therefore its operations have been presented as a discontinued operation (note 8). Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

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

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line basis over a range of two to four years
Mining equipment	-	Straight line basis over four years
Office equipment	-	Straight line basis over four years
Furniture and fixtures	-	20% declining balance basis
Building	-	Straight line basis over five years

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable,an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the years ended December 31, 2015 and 2014 (2013 - $17,448,198).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2015 and 2014.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2015 and 2014, the Company estimated that all options will vest. As the stock options are exercisable in Canadian dollars, and the Company’s securities trade on a Canadian exchange, stock options are determined to be equity instruments.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of deferred income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in income.

Fair Value

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the years ended December 31, 2015 and 2014, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

Derivative Financial Instruments

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

The classification of derivative instruments, including whether or not such instruments should be recorded as liabilities or as equity, is reassessed at the end of each reporting period. If reclassification is required, the fair value of the derivative instrument, as of the determination date, is reclassified. Any previous charges or credits to income for changes in the fair value of the derivative instrument are not reversed. Derivative instrument liabilities are classified in the balance sheet as current or non-current based on whether net-cash settlement of the derivative instrument could be required within 12 months of the balance sheet date.

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

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2015 and 2014, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	LOSS PER SHARE

Basic loss per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATIONS

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell. When an operation is classified as a discontinued operation, the Company’s comparative consolidated financial statements must be re-presented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. During the year ended December 31, 2014, the Company sold its operations in Oman. See note 8.

n)	ACCOUNTING CHANGES

During 2015, the Company adopted a number of new standards, interpretations, amendments and improvements of existing standards including:

1.

Accounting Standard Update (“ASU”) No. 2014-08 “Presentation of Financial Statements (Topic 205) and Property, Plant and Equipment (Topic 360): Reporting Discontinued Operations and Disclosures of Disposal of Components of an Entity”.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

2.	ASU No. 2014-10, “Development Stage Entities(Topic 915): “Elimination of Certain Reporting Requirements, including an Amendment to Variable Interest Entities Guidance in Topic 810, Consolidation”.

These new standards and changes did not have any material impact on the Company’s consolidated financial statements.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning after January 1, 2016 or later. Updates that are not applicable or are not consequential to the Company have been excluded.

In January 2015, the Financial Accounting Standards Board (“FASB”) issued ASU No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)” – simplifying the Income Statement presentation by eliminating the concept of extraordinary items. The amendments in the update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendment retrospectively to all periods presented in the financial statements. Early adoption is permitted provided that the guidance is applied from the beginning of the fiscal year of adoption. The Company believes that the adoption of this standard will not have a material impact on its consolidated financial statements.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205-40)” (“ASU 2014-15”). This update requires the assessment of an entity’s ability to continue as a going concern to be completed every reporting period, including interim periods. It also defines the term substantial doubt and the disclosure required regarding management plans to avoid or mitigate risks associated with the entity’s ability to continue as a going concern. ASU 2014-15 is effective for annual periods ending after December 15, 2016. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. The amendments in ASU 2015-17 require that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. The amendments in this ASU are effective for financial statements issued for annual periods beginning after December 15, 2016, and interim periods within those annual periods. Earlier adoption is permitted. The Company is currently presenting deferred tax liabilities and assets as noncurrent items on the consolidated balance sheets. Accordingly, the Company does not expect the adoption of ASU 2015-17 to have a material impact on the Company’s financial reporting and disclosures.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

3.	PREPAIDS AND ADVANCES

The prepaids and advances primarily consist of $13,604 for advances and $216 for prepaid insurance as at December 31, 2015 (December 31, 2014 - $17,066 advances, $3,702 for prepaid insurance). Other items included in the prepaids and advances total $nil (December 31, 2014 - $363).

4.	MINERAL PROPERTIES

Oman Project

On April 10, 2014, the Company signed a share purchase agreement to sell its properties in Oman by way of the sale by the Company of all of the outstanding shares of “Oman Holdco” (as defined in note 8). In July 2014, the Company closed the sale of its properties in Oman for an initial consideration of $800,000 (note 8).

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated two joint venture option agreements with local Turkish entities. The first option agreement (the “Karaburun Option”) was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014.

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was covered by the Karaburun Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program at the Karaburun project, which drilling program commenced in 2015. The Company subsequently terminated the Karaburun Option but continues to hold the Karaburun Licence.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

5.	CAPITAL ASSETS

December 31, 2015		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(27,543)	$-
Mining Equipment	49,430	(39,546)	9,884
Office Equipment	49,600	(48,449)	1,151
Furniture and Fixtures	1,906	(1,270)	636
Building	440,329	(440,329)	-
	$568,808	$(557,136)	$11,672

December 31, 2014		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(15,855)	$11,688
Mining Equipment	49,430	(22,764)	26,666
Office Equipment	49,600	(44,640)	4,960
Furniture and Fixtures	1,906	(733)	1,173
Building	440,329	(422,694)	17,635
	$568,808	$(506,686)	$62,122

6.	RELATED PARTY TRANSACTIONS

As of December 31, 2015, an amount of $53,001 (December 31, 2014 - $53,001) was due to Peter Ruxton, a director of the Company, related to unpaid salary from 2013.

During the year ended December 31, 2015, an amount representing common office expenses of $79,946 due to Banro Corporation (“Banro”), a company with common directors during part of 2014, was cancelled as a result of a settlement between Banro and the Company. As at December 31, 2014 an amount of $64,920 was due to Banro.

As of December 31, 2015, an amount of $44,615 (December 31, 2014 - $28,583) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances. The advances are unsecured, non-interest bearing and repayable upon demand.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

As of December 31, 2015, an amount of $48,838 (December 31, 2014 - $25,230) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company. As of December 31, 2015, an amount of $327 was owed from Delrand Resources Limited, a company with common directors, for the payment of general and administrative expenses by the Company.

As of December 31, 2014, the Company had repaid the balance of the advance that was made by Lloyd J. Bardswich, (a former officer and director of the Company and currently the sole director and officer of Gentor Idaho, Inc.).

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing and measured at the exchange amount as determined by management.

7.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate head office is located in Canada and is not an operating segment. The Company has only one reportable segment, a mineral exploration project in Turkey.

As at	December 31,	December 31,
	2015	2014

Turkey – capital assets	10,724	41,377
Canada – capital assets	948	20,745
Total	$11,672	$62,122

8.	DISCONTINUED OPERATIONS

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

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The loss on sale of discontinued operations was determined as follows:

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

The deferred consideration was not included in the gain/loss on sale of discontinued operations. Management will continue to reassess the value of the deferred consideration on a periodic basis and include any changes in the statement of operations as a part of discontinued operation. The Company has accounted for contingent consideration based on when cash is received.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The results of the discontinued operations were as follows:

Total discontinued operation	2014	2013
– Statement of comprehensive loss
Expenses[1]
Field camp expenses	-	27,879
Surveying	-	-
Geophysics	-	2,708
Geochemistry	-	370
Geology	-	112,033
Drilling	-	-
Professional fees	2,072	28,758
Environmental testing	-	-
General and administrative	85,951	902,343
Gain on sale of capital assets	-	(42,292)
Impairment of mineral properties	-	17,448,198
Depreciation	7,312	46,723
Net loss before discontinuing operations[2]	95,335	18,526,720
Loss on sale of discontinued operations	12,621	-

Net loss from discontinued operations	$107,956	$18,526,720

[1]	Comparative figures for expenses in 2013 were adjusted to reallocate these expenses from the expenses incurred for continuing operations.
[2]	In 2014, this loss represents the activity prior to the sale on July 15, 2014.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

Cash flows from the discontinued operations were:

	For the	For the year
	period	ended
	ended July	December 31,
	15, 2014	2013

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss from discontinued operation	$(107,956)	$(18,526,720)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	-	17,448,198
Depreciation	7,312	46,723
Gain on sale of capital assets	-	(42,292)
Loss from discontinued operation	12,621	-
Stock based compensation - employees	3,196	112,033
Changes in non-cash working capital balances
Prepaids and advances	2,980	51,317
Due from related parties	-	-
Accounts payable	(213,461)	5,472
Cash used in operating activities	(295,308)	(905,269)
Financing activities
(Repayment to)/advance from parent	(501,834)	733,167
Cash(used in)/provided by financing activities	(501,834)	733,167
Investing activities
Proceeds from sale of capital assets	-	84,163
Proceeds from sale of discontinued operation	800,000	-
Cash provided by investing activities	800,000	84,163

Net increase/(decrease) in cash	2,858	(87,939)

Cash, beginning of the period	2,799	90,738
Cash balance included in net assets disposed	(5,657)	-
Cash, end of the period	$-	$2,799

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

On January 29, 2014, the Company closed a non-brokered private placement of 7,500,000 units at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years (see notes 9(d) and 11(d)). Arnold T. Kondrat, a director and currently Chief Executive Officer and President of the Company, was the purchaser of all of the said units.

On February 20, 2014, the Company closed a non-brokered arm’s length private placement of 2,000,000 units at a price of $0.068 (Cdn$0.075) per unit for gross proceeds of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years (see notes 9(d) and 11(d)).

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07 (Cdn$0.075) for a period of two years (see notes 9(d) and 11(d)). Arnold T. Kondrat, a director and Chief Executive Officer and President of the Company, was the purchaser of all of said units.

On October 3, 2014, the Company closed a non-brokered private placement of 5,000,000 units of the Company at a price of $0.089 (Cdn$0.10) per unit for gross proceeds to the Company of $447,254 (Cdn$500,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.13 (Cdn$0.15) for a period of one year (see notes 9(d) and 11(d)). A director of the Company purchased 1,000,000 of the said units and an officer of the Company purchased 500,000 of the said units.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

On May 6, 2015, the Company closed a non-brokered private placement of 15,000,000 units of the Company at a price of $0.05 (Cdn$0.06) per unit for gross proceeds of $749,430 (Cdn$900,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.083 (Cdn$0.10) for a period of two years (see notes 9(d) and 11(d)). Directors and officers of the Company purchased 10,100,000 of the said units.

As of December 31, 2015, the Company had outstanding 95,253,840 (December 31, 2014 – 80,253,840) common shares.

c)	Stock-Based Compensation

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

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The following table summarizes the stock option information for the years ended December 31, 2015, 2014 and 2013:

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise price	average fair	contractual life
	options	($Cdn)	value ($Cdn)	(in years)
Opening Balance, January 1, 2013	1,825,000	0.90	0.85
Forfeited	(400,000)	0.88	0.70
Closing Balance, December 31, 2013	1,425,000	0.90	0.89	2.13
Granted	1,680,000	0.15	0.06
Forfeited	(675,000)	0.75	0.92
Closing Balance, December 31, 2014	2,430,000	0.42	0.31	3.40
Expired	(300,000)	0.75	1.30
Closing Balance, December 31, 2015	2,130,000	0.38	0.17	2.85

December 31, 2015
Vested	1,722,500	0.43	0.19	2.72
Unvested	407,500	0.15	0.06	3.39

December 31, 2014
Vested	1,207,500	0.70	0.56	2.39
Unvested	1,222,500	0.15	0.06	4.39

During the year ended December 31, 2015, the Company recognized as stock-based compensation expense (included in general and administrative expenses) $28,600 (2014 - $64,171 of which $3,196 was reflected in loss from discontinued operations; 2013 – $190,292 with 112,033 reflected in loss from discontinued operations). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at December 31, 2015, the unrecognized stock based compensation expense is $3,394 with a weighted average life of 3.39 years (December 31, 2014 - $40,441, 3.55 years).

The Black-Scholes option-pricing model is used to estimate values of all stock options granted based on the following assumptions for the options granted in 2014:

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

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

d)	Canadian Dollar Common Share Purchase Warrants

As at December 31, 2015, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 17,500,000 common shares of the Company (December 31, 2014 – 12,500,000), as set out in the following table:

					Remaining
	Number of	$	U.S. Exercice	Exercise period	contractual life
Issue Date	shares issuable		price	(months)	(months)
January 29, 2014 (1)	7,500,000		$0.063	24	1
February 20, 2014 (2)	1,000,000		$0.090	24	2
August 27, 2014 (3)	1,500,000		$0.070	24	8
May 6, 2015 (4)	7,500,000		$0.083	24	16
	17,500,000

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.07 for one share and converted at day of issue.
(2)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.
(3)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.075 for one share and converted at day of issue.
(4)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.

As of December 31, 2015, the weighted average fair value per Canadian dollar common share purchase warrants was $0.001 (December 31, 2014 - $0.057) .

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.41% - 0.59%, which is based on the Bank of Canada benchmark bonds, yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 74% - 115%, which is based on the average of the Company’s selected peers historical stock prices
(iii)	Expected life: up to 2 years
(iv)	Expected dividends: $Nil

During the year ended December 31, 2015, $755,862 was recorded as a gain on the revaluation for the derivative financial instruments. During the year ended December 31, 2014, $26,456 was recorded as a loss on initial recognition of the issuance of warrants and $132,195 was recorded as a gain on the subsequent revaluation for the derivative financial instruments.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

				Fair Value at		Fair Value at
	Number of	Fair value on	Gain/loss on	December 31,	Gain/loss on	December 31,
Issue date	warrants	issuance	derivatives	2014	derivatives	2015
January 29, 2014	7,500,000	$381,334	(25,759)	$355,575	(355,575)	$-
February 20, 2014	1,000,000	$53,790	(15,172)	$38,618	(38,618)	$-
August 27, 2014	1,500,000	$74,313	15,033	$89,345	(88,001)	$1,344
October 03, 2014	2,500,000	$132,804	(106,297)	$26,507	(26,507)	$-
May 06, 2015	7,500,000	$256,680	-	$-	(247,161)	$9,519
	20,000,000	$898,921	(132,195)	$510,045	(755,862)	$10,863

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2015, amounting to 90,116,854 common shares (year ended December 31, 2014 – 73,633,292 and year ended December 31, 2013 – 62,753,840). 2,130,000 stock options (2014 - 2,430,000 and 2013 – 1,425,000) and 17,500,000 warrants (2014 – 12,500,000 and 2013 – nil) were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

10.	INCOME TAXES

A reconciliation of the U.S. federal statutory tax of 34% to the total provision is as follows:

Years ended December 31,	2015	2014	2013

Loss for the year	$180,846	$1,162,625	$20,106,911

Recovery of income tax at statutory tax rate	61,488	395,293	6,836,350
Foreign tax rate differential	(53,894)	(59,081)	(3,522,620)
Items not subject to tax	256,993	-	(1,884,045)
Expenses not deductible for tax	(667)	(113)	(42,936)
Capital loss on sale of subsidiary	2,809,770	4,876,036	-
Others	(236,157)	(176,765)	649,198
Change in valuation allowance	(2,837,533)	(5,035,370)	(2,035,945)
	-	-	-

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The significant components of deferred income taxes consist of the following:

As at December 31,	2015	2014	2013
Deferred tax asset
Non-capital loss carryforwards	$4,685,529	$4,661,550	$4,576,065
Capital loss carryforwards	8,683,468	5,873,698	-
Investments	-	-	960,957
Capital assets	62,700	62,385	10,101
Others	163,899	160,429	175,567
Total:	$13,595,596	$10,758,061	$5,722,690
Valuation allowance	(13,595,596)	(10,758,062)	(5,722,690)

During the year ended December 31, 2015, the Company incurred net losses and, therefore, has no provision for income taxes. No income tax benefit has been recorded because it is more likely than not that the recoverability of such assets would not be realized through known future revenue sources. The net deferred tax asset generated by the loss carry forward has been fully reserved.

The U.S. net operating loss net of unrecognized tax benefit, available to be applied against future years’ taxable income is as follows at December 31, 2015. If not utilized, these U.S. income tax losses will expire as follows:

2025	$97,637
2026	223,603
2027	1,874,027
2028	3,340,280
2029	406,098
2030	952,212
2031	1,552,580
2032	1,482,729
2033	864,640
2034	667,373
2035	520,362
Total:	$11,981,541

The U.S. capital losses available to be applied against future years’ capital gain are $25,539,612 at December 31, 2015 (2014 - $17,275,583). If not utilized, these U.S. capital losses will expire in 2019.

Turkish net operating loss carryforwards were $611,806 at December 31, 2015 ($764,717 at December 31, 2014). If unused, they will expire between 2017 and 2020.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	2015	2014	2013
Unrecognized tax benefit - January 1	$213,309	$213,309	-

Gross increases - tax positions in prior period	-	-	$213,309
Gross decreases - tax positions in prior period	-	-	-
Gross increases - tax positions in current period	-	-	-
Settlement	-	-	-
Lapse of statute of limitation	-	-	-
Unrecognized tax benefit - December 31	$213,309	$213,309	$213,309

The Company would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Interest is not accrued on unrecognized tax benefit that can be offset with tax losses. The Company did not accrue penalties and interest historically or during 2015, 2014 or 2013.

The Company is subject to taxation in the US and various foreign jurisdictions. As of December 31, 2015, the Company’s tax years from 2010 to 2012 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2015, the Company does not expect to be subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2010.

11.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars and Turkish lira. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2015. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira and the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had an equal but opposite effect as at December 31, 2015.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

	Canadian	Turkish
	Dollar	Lira
Cash	25,841	17,544
Prepaids and advances	-	40,363
Accounts payable	(115,476)	(10,457)
Accrued liabilities	(120,000)	-
Total foreign currency working capital	(209,636)	47,451
US$ exchange rate at December 31, 2015	0.7225	0.3432
Total foreign currency net working capital in US$	(151,462)	16,284
Impact of a 10% strengthening of the US$ on net income (loss)	(15,146)	1,628

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	TITLE RISK

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyancing history characteristic of many mining properties. Although the Company investigates title to all mineral properties for which it holds rights, the Company cannot give any assurance that title to such properties will not be challenged or impugned and cannot be certain that it will have valid title to its mineral properties.

Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, aboriginal claims, and non-compliance with regulatory and e nvironmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, expropriation of properties, currency exchange fluctuations and restrictions and political uncertainty.

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2015, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2015, 2014 and 2013

The fair value of warrants (note 9d) would be included in the hierarchy as follows:

31-Dec-15

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$10,863	-

31-Dec-14

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$510,045	-

12.	ENVIRONMENTAL CONTINGENCY

The Company’s exploration and evaluation activities are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

13.	SUBSEQUENT EVENT

In February 2016, the Company signed a letter of intent (“LOI”) with Lidya Madencilik Sanayi ve Ticaret A.S. (“Lidya”) (a Turkish mining company) for a proposed joint venture to further explore and develop the Company’s Karaburun project. The LOI sets out the intention to grant to Lidya an option (“Option”) to acquire an 80% interest in the project. The Option is subject to the negotiation and execution of a definitive agreement for the Option, contemplated to be signed within 120 days from the signing of the LOI.