Form 20-F
period 2016-12-31
GENTOR RESOURCES INC.
filed 2017-05-01
CIK 1346917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

[ ]	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2016

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
Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2016:
95,253,840 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes_     No X

If this is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes_     No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes X     No _

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes X     No _

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer __	Accelerated filer __	Non-accelerated filer X
Emerging growth company __

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ___

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X	International Financial Reporting Standards as issued by the International Accounting Standards Board __	Other ___

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
__Item 17     __Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes _     No X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.
Yes     No

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

Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement, whether as a result of new information, future events or results or otherwise. In connection with the forward-looking statements contained in this Form 20-F, the Company has made certain assumptions about the Company’s business, the economy and the mineral exploration industry in general, the Company’s exploration and/or development of its mineral properties (including its ability to fund same), the regulatory framework in Turkey with respect to, among other things, the Company’s ability to obtain, maintain, renew and/or extend required permits, licenses, authorizations and/or approvals from the appropriate regulatory authorities and the Company’s ability to continue to obtain qualified staff and equipment in a timely and cost-efficient manner, and has also assumed no unusual geological or technical problems occur, equipment works as anticipated and no significant events occur outside of the Company’s normal course of business. Although the Company believes that the assumptions inherent in the forward-looking statements are reasonable, forward-looking statements are not guarantees of future performance and accordingly undue reliance should not be put on such statements due to the inherent uncertainty therein.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2016, 2015, 2014, 2013 and 2012. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period. For the years ended December 31, 2012 and December 31, 2013, the previously reported amounts have been restated to reflect the disposition of the Oman operations.

	(in US$000 except per share data)

	2016	2015	2014	2013	2012
Revenue	$-	$-	$-	$-	$-
Net operating loss	(343)	(939)	(1,163)	(1,596)	(3,068)
Net loss from continuing operations	(274)	(181)	(1,055)	(1,580)	(2,748)
Net loss	(274)	(181)	(1,163)	(20,107)	(5,271)
Net loss per share	(0.00)	(0.00)	(0.02)	(0.32)	(0.08)
Current assets	70	192	341	90	1,895
Mineral properties	-	-	-	-	18,248
Total assets	71	204	403	1,028	20,410
Total liabilities	692	553	1,093	1,105	571
Net assets	(621)	(349)	(690)	(78)	19,839
Additional paid-in capital	42,605	42,602	42,082	41,533	41,349
Shareholders' equity (deficiency)	(621)	(349)	(690)	(78)	19,839
Weighted average common shares outstanding (in thousands)	95,254	90,117	73,633	62,754	62,754

Exchange Rates

On April 21, 2017, the noon rate of exchange as reported by the Bank of Canada for the conversion of United States dollars into Canadian dollars was Cdn$1.00 = US$0.7406. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon rate of exchange for Cdn$1.00. Such rates are set forth as U.S. dollars per Cdn$1.00 and are based upon the rates quoted by the Bank of Canada.

Rate	2016	2015	2014	2013	2012
Average (1)	0.7564	0.7758	0.9027	0.9670	1.0008

_______________________________________
(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Canadian/United States Dollar Noon Exchange Rates for the Previous Six Months
	October	November	December	January	February	March
Rate	2016	2016	2016	2017	2017	2017
High	0.7631	0.7498	0.7622	0.7675	0.7690	0.7531
Low	0.7461	0.7363	0.7377	0.7442	0.7548	0.7405

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

The Company’s property is in the exploration stage, and there can be no assurances that the Company’s exploration activities will result in discoveries that are commercially viable.

The Company's property is in the exploration stage only and does not contain any "reserves", as that term is defined in SEC Industry Guide 7. The term "reserves" is defined in SEC Industry Guide 7 as "that part of a mineral deposit which could be economically and legally extracted or produced at the time of the reserve determination". The exploration for and development of mineral deposits involves significant risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenditures are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities at a particular site. Whether a mineral deposit, once discovered, will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure; metal prices which are highly cyclical; and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in Gentor not receiving an adequate return on invested capital.

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

As a mineral exploration company, the Company does not generate cash flow from its activities and it must rely primarily on issuances of its securities or the borrowing of funds to finance its operations. The exploration and development of the Company's property will require substantial funds and there is no assurance that such funds will be available to the Company on commercially reasonable terms or in sufficient amounts to allow the Company to continue to pursue its objectives.

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

The Company’s consolidated financial statements included herein were prepared under the assumption that the Company will continue as a going concern for the next twelve months. However, for the year ended December 31, 2016, the Company had a net loss of US$274,425 (year ended December 31, 2015 - US$180,846; year ended December 31, 2014 - US$1,162,625) and as at December 31, 2016 had an accumulated deficit of US$43,234,958 (as at December 31, 2015 – US$42,960,534). Therefore, as stated in the Report of Independent Registered Public Accounting Firm, there is substantial doubt as to the Company’s ability to continue on a going concern basis. The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company’s securities would have little or no value.

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

The Company's mineral property is located in Turkey. A substantial portion of the Company's business is therefore exposed to various degrees of political, economic and other risks and uncertainties.

The Company's operations and investments may be affected by local political and economic developments, including expropriation, nationalisation, invalidation of government orders, permits or agreements pertaining to property rights, political unrest, labour disputes, limitations on repatriation of any earnings, limitations on mineral exports, limitations on foreign ownership, inability to obtain or delays in obtaining necessary permits, opposition to exploration or mining from local, environmental or other non-governmental organizations, government participation, royalties, duties, rates of exchange, high rates of inflation, price controls, exchange controls, currency fluctuations, taxation and changes in laws, regulations or policies. The Company's mineral property is located in or near communities that may now, or in the future, regard any operations in respect of such property as having a detrimental effect on their economic and social circumstances. Should this occur, it may have a material adverse impact on the viability of an operation. In addition, such an event may adversely affect the Company's ability to enter into new operations in the country.

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

While the Company has investigated its rights to explore and develop its mineral property, no assurance can be given that such rights will not be revoked, or significantly altered, to the detriment of the Company. Other parties may dispute title to any exploration properties in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers or other claims and may be affected by undetected defects.

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

Many of Gentor's mineral rights are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the government. No assurance can be given that Gentor will be successful in maintaining any or all of the various approvals, licenses and permits in full force and effect without modification or revocation. To the extent such approvals are not maintained, Gentor may be delayed, curtailed or prohibited from continuing or proceeding with any planned exploration or development of mineral properties.

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

The Company has incurred losses since its inception and the Company expects to incur losses for the foreseeable future. The Company incurred the following net losses during each of the following periods:

•	US$274,425 for the year ended December 31, 2016;
•	US$180,846 for the year ended December 31, 2015;
•	US$1,162,625 for the year ended December 31, 2014;
•	US$20,106,911 for the year ended December 31, 2013; and
•	US$5,270,719 for the year ended December 31, 2012.

The Company had an accumulated deficit of US$43,234,958 as of December 31, 2016.

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

The Company currently has a mineral property in Turkey only. The Company will as a consequence be exposed to some heightened degree of risk due to the lack of property diversification. Adverse changes or developments affecting such properties would have a material and adverse effect on the Company's business, financial condition, results of operations and prospects.

The Company has no history of mining operations or profitability and is subject to all of the risk associated with establishing new mining operations and businesses.

The Company's mineral property in Turkey is in the exploration stage only. The development of properties found to be economically feasible will require the construction and operation of mines, processing plants and related infrastructure. As a result, Gentor is subject to all of the risks associated with establishing new mining operations and business enterprises including: the timing and cost, which can be considerable, of the construction of mining and processing facilities; the availability and costs of skilled labour and mining equipment; the availability and costs of appropriate smelting and/or refining arrangements; the need to obtain necessary environmental and other governmental approvals and permits, and the timing of those approvals and permits; and, the availability of funds to finance construction and development activities. The costs, timing and complexities of mine construction and development are increased by the location of the Company's property. It is common in new mining operations to experience unexpected problems and delays during construction, development, and mine start-up. In addition, delays in the commencement of mineral production often occur. Accordingly, there are no assurances that the Company's activities will result in profitable mining operations or that the Company will successfully establish mining operations or profitably produce copper (or other minerals) at any of its properties.

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

In February 2016, Gentor announced that it had signed a letter of intent ("LOI") with Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya") (a Turkish mining company) for a proposed joint venture to further explore and develop Gentor’s Karaburun project. The LOI set out the intention to grant to Lidya an option ("Option") to acquire an 80% interest in the Karaburun project. The Option was subject to the negotiation and execution of a definitive agreement for the Option contemplated to be signed within 120 days from the signing of the LOI. The LOI provided that the Option period shall be 24 months from the date of signing the definitive agreement, and that upon signing the LOI Lidya shall make a cash payment to Gentor for US$50,000.

In May 2016, Gentor announced that its proposed joint venture with Lidya to further explore and develop the Karaburun project would not be proceeding, following notification from Lidya that Lidya decided to not pursue the proposed joint venture.

In September 2016, Gentor announced that Dr. Ruxton has resigned from the board of directors of the Company.

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

Government Regulations

The Company's mineral property is located in Turkey and, as such, Gentor's activities are exposed to various levels of regulatory, economic, political and other risks and uncertainties associated with operations in a foreign jurisdiction.

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

_______________________________________
(1) The Company’s Karaburun project in Turkey is held through Gentor Aslan Madencilik Sanayi Ve Ticaret Limited Sirketi.

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

Gentor’s Mineral Properties

Gentor is a mineral exploration company which currently has one project, the Karaburun project in northern Turkey (see Figure 1). The Karaburun project is in the exploration stage and a substantial amount of capital will have to be spent on this project before the Company will know whether it contains commercially viable mineral deposits. The Karaburun project is without known reserves and the work carried out to date on the property is exploratory in nature.

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

Mineral rights in Turkey are held by the State. The surface rights to the Karaburun project are also owned by the State. Mineral exploration licenses are issued initially for one year and are extendable by further periods of two and then four years. Successful holders are expected to submit production licensing reports; once approved, these licenses are issued from 10 years upward. Operating licenses are renewable for a total of 60 years. In exceptional situations, the State is empowered to issue further extensions. After each period of licensing, technical and expenditure reporting are mandated. In order to undertake exploitation, a production permit is needed.

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

In July 2015, Gentor issued a press release announcing the assay results for its phase one diamond drilling program. Under this drilling program, Gentor completed seven drill holes for a total of 1,707.80 metres. The logging of the mostly HQ-size core and assays on the split core confirmed the presence of a Besshi-style VMS mineralisation marked by over 30 metres thick (to the extent known) and stacked sulphide zones which host chalcopyrite-bearing horizons. With drilling effectively almost across dip, the apparent copper intersections in these horizons so far are narrow and less than one metre in length; however, they carry 2 to 6% Cu. The drill data indicates a gentle northerly dip for both the mineralisation and its black schist hosts. As a result, to drill across dip in the optimum orientation, the attention going forward is the Karaburun Licence ground (such that the First Option was terminated by Gentor as referred to above). For this purpose, an application to drill at as many as 34 new locations (see Figure 3) was lodged with the Forestry Department in Ankara, Turkey.

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

Figure 3

These are important in indicating that the massive sulphides occur in a stacked fashion and that they can host high grade copper. The mineralisation was detected in four of the holes and these were sent for assay (see Figure 4). The highlights from the assay are listed in Table 2 below. J21 intersected 7.25 metres core with 0.34% Cu; J28 hosts several horizons with 0.25% Cu; J29 cut three significant horizons (18.70 metres with 0.27% Cu; 32.80 metres with 0.35% Cu & 4.10 metres with 1.31% Cu including 0.50 metres with 5.96% Cu – see Table 2).

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

Figure 4

Figure 5

Figure 6

Table 2

DDH ID	From	To	Length	Cu
	(m)	(m)	(m)%
J9	183.2	183.8	0.6	2.21

J21	248.85	256.1	7.25	0.34
incl.	251.6	254.6	3	0.51

J28	1.3	39	37.7	0.15
incl.	3.5	6.5	3	0.25
&	20.1	26.3	6.2	0.25
&	29.1	33.8	4.7	0.27
also	57.1	65	7.9	0.15

J29	22	40.7	18.7	0.27
also	45.8	78.6	32.8	0.35
incl.	48.9	61.2	12.3	0.42
&	64.8	71	6.2	0.45
&	74.1	78.6	4.5	0.44
also	155.8	159.9	4.1	1.31
incl.	159.4	159.9	0.5	5.96

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

Figure 7

Qualified Person

William R. Wilson, a director of the Company and a "qualified person" as such term is defined in National Instrument 43-101, has reviewed and approved the technical information in this Form 20-F relating to the mineral properties.

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

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2016 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2016 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2016 incorporated by reference into this Form 20-F as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

The Company is a mineral exploration company and does not carry on any research and development activities. The Company does not hold any patents.

D. Trend Information

None of the Company's assets are in production or generate revenue. However, the cyclical nature of the prices of metals, particularly the price of copper, is reasonably likely to have an effect on the Company's liquidity and capital resources. If the price of copper or the worldwide demand for copper decreases, there would likely be an adverse effect on the Company’s ability to raise additional funding and attract exploration partners for its properties. Recently, junior mineral exploration companies have experienced difficulties raising new money, and capital raising activities completed by such companies have often resulted in substantial dilution to existing shareholders.

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and senior management of the Company, their ages and term of continuous service are as follows:

		Current Position(s)
Name	Age	with the Company	Served Since
Arnold T. Kondrat (1)	64	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)
Donat K. Madilo	55	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	50	General Counsel and Corporate Secretary	April 7, 2011
Richard J. Lachcik (1)	59	Director	February 13, 2014
William R. Wilson (1)	74	Director	February 13, 2014
_______________________________________
(1)	Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time, he has been an officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States. He has been a director of the Company since July 2007, was Executive Vice President of the Company from July 2007 to February 2014 and has been the President and Chief Executive Officer of the Company since February 2014. Mr. Kondrat is the principal founder, Executive Vice President and a director of Banro Corporation ("Banro") (a gold mining company listed on the Toronto Stock Exchange and the NYSE MKT LLC). He is also the principal founder, President, Chief Executive Officer and a director of Loncor Resources Inc. ("Loncor") (a mineral exploration company listed on the Toronto Stock Exchange), principal founder, Chief Executive Officer and a director of Delrand Resources Limited ("Delrand") (previously a mineral exploration company listed on NEX (a separate board of the TSX Venture Exchange) currently carrying out a change of business transaction), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 27 years of experience in accounting, administration and finance in the Democratic Republic of the Congo (the "DRC") and North America. He is Senior Vice President, Commercial and DRC Affairs at Banro, Chief Financial Officer of each of Loncor and Gentor, and Treasurer of Delrand. Mr. Madilo’s previous experience includes Chief Financial Officer of Banro, director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

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

Richard J. Lachcik - Mr. Lachcik is a partner of the law firm Norton Rose Fulbright Canada LLP. He has been practising corporate and securities law in Toronto, Canada for over 30 years. Mr. Lachcik has extensive experience in representing public companies and has also acted for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson – Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of TUVERA Exploration Inc. TUVERA is a private B.S. holding company for the ARVENUT exploration properties in Nevada, Utah and New Mexico. He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine. Mr. Wilson is a Qualified Professional in Mining, Metallurgy/Processing and Environmental Compliance (Member no. 01063QP) of the Mining and Metallurgical Society of America. He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California. Mr. Wilson has been involved in the mining industry for more than 35 years. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

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

B. Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2016.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	Nil	N/A	Nil	Nil	$128,850 (2)	$128,850
Donat K. Madilo Chief Financial Officer	Nil	N/A	Nil	Nil	Nil	Nil
Geoffrey G. Farr General Counsel and Corporate Secretary	$32,000	N/A	Nil	Nil	Nil	$32,000

(1)	No stock options were awarded in 2016.
(2)

This amount represents management fees for Mr. Kondrat of US$108,432 (these fees are accrued in Canadian dollars, with the total fee amount for 2016 in Canadian dollars being Cdn$144,000) and life insurance premiums paid by the Company of US$20,418.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2016:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	May 23, 2014	500,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
Donat K. Madilo	May 23, 2014	200,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A
Geoffrey G. Farr	May 23, 2014	250,000	Cdn$0.15 (US$0.11)	May 23, 2019	Nil	N/A	N/A

(1)	1/4 of the stock options vest on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at Friday, December 30, 2016 of Cdn$0.01 as reported by the TSX Venture Exchange, which is equivalent to US$0.008 using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2016:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the Officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2016 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2016, other than Mr. Kondrat. See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2016.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil (2)	Nil
Peter A. Ruxton (3)	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

(1)	No stock options were awarded in 2016.

(2)

During the financial year ended December 31, 2016, the Company incurred legal expenses (plus taxes) of Cdn$6,061 to Norton Rose Fulbright Canada LLP. Mr. Lachcik is a partner of Norton Rose Fulbright Canada LLP.

(3)	Dr. Ruxton resigned as a director of the Company in Q3 2016.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2016 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2016.

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

(2)

The exercise price of each of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at Friday, December 30, 2016 of Cdn$0.01 as reported by the TSX Venture Exchange, which is equivalent to US$0.008 using the noon exchange rate on Friday, December 30, 2016 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7448.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2016. See "Named Officers - Incentive Plan Awards" above for such details in respect of Mr. Kondrat.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	Nil	N/A	N/A
Peter A. Ruxton (2)	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

(2)	Dr. Ruxton resigned as a director of the Company in Q3 2016.

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

Audit Committee

The members of the Audit Committee are Arnold T. Kondrat, Richard J. Lachcik and William R. Wilson.

Summary of Terms of Reference for the Audit Committee

The Audit Committee must be comprised of at least three directors, each of whom must satisfy the financial literacy, experience and other requirements of applicable corporate and securities laws and applicable stock exchange requirements and guidelines. The Audit Committee must (a) review the annual financial statements of the Company and the related management’s discussion and analysis before they are approved by the Board, and (b) review all interim financial statements of the Company and the related management’s discussion and analysis and, if thought fit, approve all interim financial statements and the related management’s discussion and analysis. In addition, the Audit Committee is responsible for:

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2016, December 31, 2015 and December 31, 2014:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2016	2015	2014
Gentor executive office in Toronto, Canada	4	4	3
Turkey (mineral project)	1	2	3
Totals:	5	6	6

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 21, 2017 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options and common share purchase warrants of the Company held by the Company's directors and officers as of April 21, 2017 (each stock option or warrant, as applicable, is exercisable for one common share of the Company).

	Number of	Percentage of
	Common	Outstanding	Number of	Number of
Name	Shares Owned	Common Shares	Stock Options Held	Warrants Held

Geoffrey G. Farr	1,000,000	1.05%	250,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	250,000 common share purchase warrants exercisable at a price of Cdn$0.10 per share until May 6, 2017.

Donat K. Madilo	500,000	0.53%	200,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	250,000 common share purchase warrants exercisable at a price of Cdn$0.10 per share until May 6, 2017.

Arnold T. Kondrat	32,097,500	33.70%	500,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	4,050,000 common share purchase warrants exercisable at a price of Cdn$0.10 per share until May 6, 2017.

Richard J. Lachcik	2,000,000	2.1%	150,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	500,000 common share purchase warrants exercisable at a price of Cdn$0.10 per share until May 6, 2017.

William R. Wilson	Nil	Nil	150,000 stock options exercisable at a price of Cdn$0.15 per share until May 23, 2019.	Nil

Equity Compensation Plans

The Company has a stock option plan, which was established in 2011 (the "Option Plan"). As of April 21, 2017, there are outstanding under the Option Plan 1,250,000 stock options. The following is a summary of certain terms of the Option Plan.

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

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 21, 2017.

Number of common shares
Number of common shares	Exercise price of	remaining available
to be issued upon exercise of	outstanding stock	for future issuance
stock options outstanding	options per share	(excluding outstanding awards)

1,250,000 (1)	Cdn$0.15	9,750,000 common shares
_______________________________________
(1)	Each of these stock options was granted on May 23, 2014, expires on May 23, 2019 and vests at the rate of 25% every 6 months after the grant date.

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

	Number of Shares	Percentage of Outstanding
Name of Shareholder	Beneficially Owned (1)	Common Shares (1)
Arnold T. Kondrat (2)	32,097,500 (3)	33.70%
Arabian Peninsula Projects Ltd	10,362,000 (4)	10.88%
Galena Special Situations Master Fund Limited	6,838,667 (5)	7.18%
_______________________________________
(1)	The information in these columns of the table is as at April 21, 2017.

(2)	Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

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

(4)

Arabian Peninsula Projects Ltd ("APP") was the sole shareholder of the company (APM Mining Limited) acquired by Gentor in March 2010 when it acquired the Oman properties (following the said acquisition, APM Mining Limited changed its name to Gentor Resources Limited). Gentor issued 10,362,000 common shares to APP as the consideration for the said acquisition (see Item 4.A. of this Form 20-F for additional information with respect to this acquisition). The Company subsequently sold Gentor Resources Limited in July 2014 (see Item 4.A. of this Form 20-F for additional information with respect to this sale). The Company understands that the terms of the preference shares of APP provide that, on the happening of certain events, which occurred when the Company’s shares were listed on the TSX Venture Exchange in November 2011, the holders of such preference shares may exchange such shares for an equivalent number of the Company’s common shares held by APP. In the event that such holder does not exercise such exchange right, the board of directors of APP has the power to redeem the holder’s shares on the same basis, a right which the APP board of directors has advised the Company that it intends to exercise (but which, to the knowledge of the Company, has not occurred as of the date of this Form 20-F).

(5)	Galena Special Situations Master Fund Limited acquired in 2010 6,666,667 of these common shares of the Company.

None of the shareholders disclosed above have any voting rights with respect to their respective common shares of the Company that are different from any other holder of common shares of the Company.

As of April 21, 2017, based on the Company’s shareholders’ register, there were 21 shareholders of record of the Company’s common shares in the United States, holding 30.62% of the outstanding common shares of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2016, other than as discussed in this Form 20-F.

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

Year	High (Cdn$)	Low (Cdn$)
2016	$0.025	$0.005
2015	$0.100	$0.025
2014	$0.250	$0.035
2013	$0.125	$0.02
2012	$1.09	$0.055

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2017	$0.015	$0.015
December 31, 2016	$0.01	$0.01
September 30, 2016	$0.01	$0.01

Quarter Ended	High (Cdn$)	Low (Cdn$)
June 30, 2016	$0.01	$0.005
March 31, 2016	$0.020	$0.010
December 31, 2015	$0.035	$0.025
September 30, 2015	$0.060	$0.030
June 30, 2015	$0.065	$0.040
March 31, 2015	$0.100	$0.040

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2017 (to April 21)	$0.025	$0.01
March 2017	$0.015	$0.015
February 2017	no trades on TSX-V	no trades on TSX-V
January 2017	no trades on TSX-V	no trades on TSX-V
December 2016	$0.01	$0.01
November 2016	$0.01	$0.01
October 2016	$0.01	$0.01

OTC Pink and OTCQB

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink and the OTCQB, as applicable.

Year	High (US$)	Low (US$)
2016	$0.016	$0.007
2015	$0.097	$0.016
2014	$0.223	$0.046
2013	$0.10	$0.0176
2012	$1.01	$0.09

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company as traded on the OTC Pink and OTCQB, as applicable.

Quarter Ended	High (US$)	Low (US$)
March 31, 2017	$0.007	$0.007
December 31, 2016	$0.007	$0.007
September 30, 2016	$0.007	$0.007
June 30, 2016	$0.007	$0.007
March 31, 2016	$0.016	$0.007
December 31, 2015	$0.0216	$0.016
September 30, 2015	$0.043	$0.02
June 30, 2015	$0.097	$0.043
March 31, 2015	$0.097	$0.097

The following table discloses the monthly high and low market prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink.

Month	High (US$)	Low (US$)
April 2017 (to April 21)	$0.007	$0.006
March 2017	$0.007	$0.007
February 2017	$0.007	$0.007
January 2017	$0.007	$0.007
December 2016	$0.007	$0.007
November 2016	$0.007	$0.007
October 2016	$0.007	$0.007

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

The Company's authorized share capital consists of US$50,000 divided into 500,000,000 common shares with a par value of US$0.0001 per share, of which 95,253,840 common shares were issued and outstanding as of April 21, 2017. The following is a summary of the material provisions attaching to the common shares:

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

C. Material Contracts

Except for contracts entered into in the ordinary course of business and other than as may be referred to elsewhere in this Form 20-F, there are no material contracts to which the Company is currently a party that were entered into by the Company or any of its subsidiaries during the two years immediately preceding the date of this Form 20-F.

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

Information Reporting and Withholding

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

Sections 1471 through 1474 of the Code (commonly referred to as “FATCA”) impose a reporting regime and potentially a 30% withholding tax on certain payments made to or through (i) a “foreign financial institution” (as specifically defined in the Code) that does not enter into an agreement with the IRS to provide the IRS with certain information in respect of its account holders and investors or (ii) a “non-financial foreign entity” (as specifically defined in the Code) that does not provide sufficient information with respect to its substantial U.S. owners (if any). The United States has entered into, and continues to negotiate, intergovernmental agreements (each, an "IGA") with a number of other jurisdictions to facilitate the implementation of FATCA. An IGA may significantly alter the application of FATCA and its information reporting and withholding requirements with respect to any particular investor.

FATCA withholding may apply to payments of dividends in respect of the Common Shares and, in the case of a sale or other disposition of Common Shares occurring after December 31, 2018, the gross proceeds of such sale or other disposition if the payee does not provide documentation (typically IRS Form W-9 or the relevant IRS Form W-8) providing the required information or establishing compliance with, or an exemption from, FATCA. FATCA is particularly complex and its application remains uncertain. Non-U.S. Holders should consult their own tax advisors regarding how these rules may apply in their particular circumstances.

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

Dividends on Common Shares

A Resident Holder will be required to include in computing such Holder’s income for a taxation year the amount of dividends, if any, received on Common Shares. Gentor is not a "taxable Canadian corporation". Therefore, dividends received on Common Shares by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations. A Resident Holder that is a corporation will not be entitled to deduct the amount of dividends received on Common Shares in computing its taxable income.

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

Foreign Property Information Reporting

A Resident Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Tax Act), including Common Shares, at any time in the year or fiscal period exceeds Cdn$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property. Substantial penalties may apply where a Resident Holder fails to file the required information return in respect of its specified foreign property on a timely basis in accordance with the Tax Act.

The foreign information reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their tax advisors regarding these rules.

Additional Refundable Tax

A Resident Holder that is, throughout the relevant taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax of 6 2⁄3% (proposed to be increased to 10 2⁄3%) of its “aggregate investment income” (as defined in the Tax Act), including any taxable capital gains realized, or dividends received or deemed to be received by the Resident Holder (other than certain dividends or deemed dividends that are deductible in computing taxable income).

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 11 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2016 and 2015 filed as part of this Form 20-F.

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

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2016. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2016 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2016 and no material weaknesses were discovered.

(c)	Attestation Report of the Registered Public Accounting Firm

This Form 20-F does not include an attestation report of the Company’s independent auditors regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s independent auditors as the Company qualifies as a non-accelerated filer.

(d)	Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2016, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16.C. Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (UHY McGovern Hurley LLP (formerly McGovern, Hurley, Cunningham, LLP)) with respect to each of the years ended December 31, 2016 and December 31, 2015. All dollar amounts are exclusive of applicable taxes.

	2016	2015

Audit Fees	US$29,047	US$28,800
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-

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

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2016.

Item 16.F. Change in Registrant's Certifying Accountant

At the Company’s request, the Company’s former independent auditor, Deloitte LLP, resigned effective April 8, 2016 and McGovern, Hurley, Cunningham, LLP (now named UHY McGovern Hurley LLP) was engaged as the Company’s new independent auditor effective April 8, 2016. The disclosure required pursuant to this Item 16.F was included in the Company’s Current Report on Form 6-K furnished with the SEC on April 18, 2016, including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Form 20-F.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-29.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

1.1	Memorandum and articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed on March 9, 2012)

4.1	Company's Stock Option Plan (incorporated by reference from Exhibit 4.2 to the Company’s Form 20-F filed on April 30, 2012)

8.1	List of subsidiaries (incorporated by reference from Exhibit 8.1 from the Company’s Form 20-F filed on May 2, 2016)

11.1	Company's Business Conduct Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2016

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 28, 2017.

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

GENTOR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2016 and 2015
(Stated in US dollars)

GENTOR RESOURCES INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentor Resources Inc.

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. and subsidiaries (an exploration stage corporation) (the “Company”) as at December 31, 2016 and December 31, 2015, and the related consolidated statements of operations, cash flows and shareholders' deficiency for the years ended December 31, 2016 and December 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the consolidated financial statements based on our audit.

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

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Gentor Resources Inc. at December 31, 2016 and December 31, 2015 and the results of its operations and its cash flows for the years ended December 31, 2016 and December 31, 2015, in conformity with accounting principles generally accepted in the United States of America.

The consolidated financial statements of Gentor Resources Inc. for the year ended December 31, 2014 were audited by other auditors, who expressed an unmodified opinion on those statements on April 30, 2015.

The accompanying consolidated financial statements referred to above have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 – Nature of Operations and Going Concern of the consolidated financial statements, the Company’s recurring losses from operations, negative working capital and deficit accumulated during the exploration stage raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the consolidated financial statements. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ UHY McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
April 27, 2017

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

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
April 30, 2015

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)

	As at	As at
	December 31,	December 31,
	2016	2015

ASSETS

Current
Cash	$17,287	$129,065
Prepaids and advances (note 3)	11,271	13,820
Due from related parties (note 6)	41,734	49,165
Total current assets	70,292	192,050

Capital assets (note 5)	763	11,672
Mineral properties (note 4)	-	-

Total assets	$71,055	$203,722

LIABILITIES
Current
Accounts payable	$302,315	$324,507
Accrued liabilities	161,047	120,000
Due to related parties (note 6)	228,248	97,691
Total current liabilities	691,610	542,198

Common share purchase warrants liability (note 9d)	-	10,863

Total liabilities	$691,610	$553,061

SHAREHOLDERS' DEFICIENCY
Authorized 500,000,000 Common Shares, $0.0001 per share par value (note 9a) Issued and outstanding 95,253,840 Common Shares (December 31, 2015 - 95,253,840) (note 9b)	9,525	9,525
Additional paid-in capital	42,604,878	42,601,670
Deficit accumulated during the exploration stage	(43,234,958)	(42,960,534)
Total shareholders' deficiency	(620,555)	(349,339)

Total liabilities and shareholders' deficiency	$71,055	$203,722

Going concern (note 1)

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS
(Stated in US dollars)

	For the year ended	For the year ended	For the year ended
	December 31, 2016	December 31, 2015	December 31, 2014

Expenses
Field camps expenses	$25,654	$188,522	$393,159
Geophysics	-	18,905	-
Geochemistry	-	-	2,891
Drilling	-	93,138	-
Consulting fees – related parties	108,432	111,655	131,736
Consulting fees – others	-	32,357	-
Professional fees	74,728	114,038	266,042
General and administrative expenses	122,837	329,933	321,808
Depreciation	10,909	50,450	46,981
Net operating loss	(342,560)	(938,998)	(1,162,617)
Other income	57,272	2,290	2,209
Gain on common share purchase warrants (note 9d)	$10,863	$755,862	$105,739
Net loss from continuing operations	(274,425)	(180,846)	(1,054,669)

Net loss from discontinued operations	-	-	(107,956)

Net loss and comprehensive loss	$(274,425)	$(180,846)	$(1,162,625)

Basic and diluted loss per common share from continuing operations	$(0.00)	$(0.00)	$(0.02)

Basic and diluted loss per common share from discontinued operations	$(0.00)	$(0.00)	$(0.00)

Basic and diluted loss per common share (note 9e)	$(0.00)	$(0.00)	$(0.02)

Weighted average number of basic and diluted common shares outstanding (note 9e)	95,253,840	90,116,854	73,633,292

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

	For the year ended	For the year ended	For the year ended
	December 31, 2016	December 31, 2015	December 31, 2014

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss	$(274,425)	$(180,846)	$(1,162,625)
Adjustments required to reconcile net loss with net cash used in operating activities
Depreciation	10,909	50,450	46,981
Gain on common share purchase warrants	(10,863)	(755,862)	(105,739)
Loss from discontinued operation	-	-	12,621
Stock based compensation	3,208	28,600	64,171
Changes in non-cash working capital balances
Prepaids and advances	2,549	7,311	51,677
Due from related parties	7,431	(23,935)	(25,230)
Accounts payable	(22,191)	96,667	(329,490)
Accrued liabilities	41,047	(88,529)	(12,487)
Cash used in operating activities	(242,335)	(866,144)	(1,460,121)
Financing activities
Due to related parties	130,557	(48,813)	(180,634)
Proceeds from private placement	-	749,430	1,101,926
Cash provided by financing activities	130,557	700,617	921,292
Investing activities
Proceeds from sale of discontinued operations	-	-	800,000
Purchase of capital assets	-	-	(1,631)
Return of a certificate of deposit	-	-	10,000
Cash provided by investing activities	-	-	808,369

Net (decrease) increase in cash	(111,778)	(165,527)	269,540

Cash, beginning of the year	129,065	294,592	30,709
Less: cash from discontinued operations	-	-	(5,657)
Cash, end of the year	$17,287	$129,065	$294,592

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
For the year ended December 31, 2016
(Stated in US dollars)

		Common			Total
	Number of	shares	Additional paid-in	Accumulated	shareholders'
	common shares	amount	capital	deficit	deficiency
Balance at January 1, 2014	62,753,840	$6,275	$41,533,256	$(41,617,063)	$(77,532)
Shares issued at Cdn $0.0525 per share on
January 29, 2014 (note 9b)	7,500,000	750	-	-	750
Shares issued at Cdn $0.075 per share on
February 20, 2014 (note 9b)	2,000,000	200	81,160	-	81,360
Shares issued at Cdn $0.06 per share on
August 27, 2014 (note 9b)	3,000,000	300	89,313	-	89,613
Shares issued at Cdn $0.10 per share on
October 3, 2014 (note 9b)	5,000,000	500	313,920	-	314,420
Stock-based compensation expense (note 9c)	-	-	64,171	-	64,171
Net loss for the year	-	-	-	(1,162,625)	(1,162,625)
Balance at December 31, 2014	80,253,840	$8,025	$42,081,820	$(42,779,688)	$(689,843)
Shares issued at Cdn $0.06 per share on May
6, 2015 (note 9b), net of costs	15,000,000	1,500	491,250	-	492,750
Stock-based compensation expense (note 9c)	-	-	28,600	-	28,600
Net loss for the year	-	-	-	(180,846)	(180,846)
Balance at December 31, 2015	95,253,840	$9,525	$42,601,670	$(42,960,534)	$(349,339)
Stock-based compensation expense (note 9c)	-	-	3,208	-	3,208
Net loss for the year	-	-	-	(274,425)	(274,425)
Balance at December 31, 2016	95,253,840	$9,525	$42,604,878	$(43,234,958)	$(620,555)

See accompanying notes to the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

1.	NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the “Company”), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

Although the Company has taken steps to verify title to the properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company’s title. The Company’s properties may be subject to unregistered prior agreements, unregistered claims, aboriginal claims and regulatory, environmental and social requirements.

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2016 the Company had a net loss of $274,425 (2015 – $180,846), a deficit accumulated during the exploration stage of $43,234,958 as at December 31, 2016 (December 31, 2015 – $42,960,534), and a working capital deficiency of $621,318 as at December 31, 2016 (December 31, 2015 - $350,148).

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its capital expenditure, working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

These circumstances represent material uncertainties which cast substantial doubt on the Company’s ability to continue on a going concern basis. These consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

a)	BASIS OF CONSOLIDATION

The Company’s consolidated financial statements include the accounts of the Company and its wholly- owned subsidiary Gentor International Limited (“Gentor International”). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. All of the outstanding shares of Gentor Resources Limited, which was incorporated on November 19, 2009 under the laws of the British Virgin Islands and changed its name from APM Mining Limited on April 30, 2010 following its acquisition by the Company on March 8, 2010, were sold by the Company in July 2014 and therefore its operations have been presented as a discontinued operation. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

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

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the years ended December 31, 2016, 2015 and 2014.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2016 and 2015.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2014, 2015 and 2016, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company’s securities trade on a Canadian exchange, stock options are determined to be equity instruments.

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

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

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to the recoverability of capital assets, estimation of deferred income taxes, tax loss recoverability, useful lives of depreciable assets, and fair value estimates for stock options and common share purchase warrants.

j)	FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to- maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount.

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

Fair Value

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the years ended December 31, 2016, 2015 and 2014 common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

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
For the years ended December 31, 2016, 2015 and 2014

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

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2016 and 2015, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

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

n)	ACCOUNTING CHANGES

During 2016, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

1.

Accounting Standard Update (“ASU”) No.2015-01, “Income Statement – Extraordinary and Unusual Items (Subtopic 225-20)”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

2.	ASU No. 2014-15, “Presentation of Financial Statements – Going Concern (Subtopic 205- 40)”. Please refer to Note 1 for disclosure regarding the entity’s ability to continue as a going concern.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

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

In March 2016, the FASB issued ASU 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This update provides areas for simplification for several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The amendments in this update are effective for annual periods beginning after December 15, 2016, and interim periods within those annual periods. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update provides guidance on specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company did not implement early adoption of this update and is currently evaluating its impact on its consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

3.	PREPAIDS AND ADVANCES

The prepaids and advances consist of $11,271 for advances as at December 31, 2016 (December 31, 2015 - $13,604 advances and $216 for prepaid insurance).

4.	MINERAL PROPERTIES

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

In September 2014, the Company announced that it had acquired a new licence (the “Karaburun Licence”) as a result of a government tender process, which licence covers the remaining portion of the Karaburun VMS prospect, the southern part of which was covered by the Karaburun Option. In December 2014, the Company received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey to undertake its planned Phase 1 diamond drilling program at the Karaburun project, which drilling program commenced in 2015. During 2015, the Company terminated the Karaburun Option. The Company continues to hold the Karaburun Licence.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

5.	CAPITAL ASSETS

December 31, 2016		Accumulated	Net Book
	Cost	Depreciation	Value

Mining Equipment	$49,432	$(49,432)	$-
Office Equipment	49,600	(49,156)	444
Furniture and Fixtures	1,906	(1,587)	319
Building	440,329	(440,329)	-
	$541,267	$(540,504)	$763

December 31, 2015		Accumulated	Net Book
	Cost	Depreciation	Value
Vehicle	$27,543	$(27,543)	$-
Mining Equipment	49,430	(39,546)	9,884
Office Equipment	49,600	(48,449)	1,151
Furniture and Fixtures	1,906	(1,270)	636
Building	440,329	(440,329)	-
	$568,808	$(557,136)	$11,672

6.	RELATED PARTY TRANSACTIONS

As of December 31, 2016, an amount of $217,763 (December 31, 2015 - $44,615) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances.

As of December 31, 2016, an amount of $10,485 (December 31, 2015 - nil) was owed to Delrand Resources Limited, a company with common directors, for the payment of general and administrative expenses by Delrand.

As of December 31, 2016, an amount of $41,734 (December 31, 2015 - $48,838) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

7.	REPORTABLE SEGMENTS

The operations of the Company are located in two geographic locations: Turkey and Canada. The Company’s corporate office is located in Canada and is not an operating segment. The Company has only one reportable segment, a mineral exploration project in Turkey.

As at	December 31,	December 31,
	2016	2015

Turkey – capital assets	$319	$10,724
Canada – capital assets	444	948
Total	$763	$11,672

8.	DISCONTINUED OPERATION

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
For the years ended December 31, 2016, 2015 and 2014

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

The results of the discontinued operation were as follows:

Total discontinued operation	2014
– Statement of comprehensive loss
Expenses
Field camp expenses	-
Surveying	-
Geophysics	-
Geochemistry	-
Geology	-
Drilling	-
Professional fees	2,072
Environmental testing	-
General and administrative	85,951
Gain on sale of capital assets	-
Impairment of mineral properties	-
Depreciation	7,312
Net loss before discontinuing operation[1]	95,335
Loss on sale of discontinued operation	12,621

Net loss from discontinued operation	107,956

1 In 2014, this loss represents the activity prior to the sale on July 15, 2014.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

Cash flows from the discontinued operation were:

For the
period
ended July
15, 2014

CASH PROVIDED BY (USED IN)
Operating activities:
Net loss from discontinued operation	$(107,956)
Adjustments required to reconcile net loss with net cash used in operating activities
Impairment of mineral properties	-
Depreciation	7,312
Gain on sale of capital assets	-
Loss from discontinued operation	12,621
Stock based compensation - employees	3,196
Changes in non-cash working capital balances
Prepaids and advances	2,980
Due from related parties	-
Accounts payable	(213,461)
Cash used in operating activities	(295,308)
Financing activities
(Repayment to)/advance from parent	(501,834)
Cash(used in)/provided by financing activities	(501,834)
Investing activities
Proceeds from sale of capital assets	-
Proceeds from sale of discontinued operation	800,000
Cash provided by investing activities	800,000

Net increase/(decrease) in cash	2,858

Cash, beginning of the period	2,799
Cash balance included in net assets disposed	(5,657)
Cash, end of the period	$-

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

9.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0001 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

On January 29, 2014, the Company closed a non-brokered private placement of 7,500,000 units at a price of $0.0474 (Cdn$0.0525) per unit for gross proceeds of $355,596 (Cdn$393,750). Each such unit was comprised of one common share of the Company and one warrant of the Company, with each such warrant entitling the holder to purchase one common share of the Company at a price of $0.063 (Cdn$0.07) for a period of two years. Arnold T. Kondrat, a director and currently Chief Executive Officer and President of the Company, was the purchaser of all of the said units.

On February 20, 2014, the Company closed a non-brokered arm’s length private placement of 2,000,000 units at a price of $0.068 (Cdn$0.075) per unit for gross proceeds of $135,150 (Cdn$150,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.0901 (Cdn$0.10) for a period of two years.

On August 27, 2014, the Company closed a non-brokered private placement of 3,000,000 units of the Company at a price of $0.056 (Cdn$0.06) per unit for gross proceeds of $163,926 (Cdn$180,000). Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.07 (Cdn$0.075) for a period of two years. Arnold T. Kondrat, a director and Chief Executive Officer and President of the Company, was the purchaser of all of said units.

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

On May 6, 2015, the Company closed a non-brokered private placement of 15,000,000 units of the Company at a price of $0.05 (Cdn$0.06) per unit for gross proceeds of $749,430 (Cdn$900,000), of which $492,750 was allocated to shares and $256,680 was allocated to warrants. Each such unit was comprised of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of $0.083 (Cdn$0.10) for a period of two years (see notes 9(d) and 11(d)). Directors and officers of the Company purchased 10,100,000 of the said units.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

As of December 31, 2016, the Company had outstanding 95,253,840 (December 31, 2015 – 95,253,840) common shares.

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

The following table summarizes the stock option information for the years ended December 31, 2016, 2015 and 2014:

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise	average fair	contractual
	options	price ($Cdn)	value ($Cdn)	life (in years)
Closing Balance, January 1, 2014	1,425,000	0.90	0.89	2.13
Granted	1,680,000	0.15	0.06
Forfeited	(675,000)	0.75	0.92
Closing Balance, December 31, 2014	2,430,000	0.42	0.31	3.40
Expired	(300,000)	0.75	1.30
Closing Balance, December 31, 2015	2,130,000	0.38	0.17	2.85
Expired	(100,000)
Forfeited	(780,000)	0.63	0.27
Closing Balance, December 31, 2016	1,250,000	0.15	0.06	2.64

December 31, 2016
Vested	1,250,000	0.15	0.06	2.64
Unvested	-	-	-	-

December 31, 2015
Vested	1,722,500	0.43	0.19	2.72
Unvested	407,500	0.15	0.06	3.39

During the year ended December 31, 2016, the Company recognized as stock-based compensation expense (included in general and administrative expenses) $3,208 (2015 - $28,600; 2014 - $64,171 of which $3,196 was reflected in loss from discontinued operations). This amount was credited accordingly to additional paid-in capital in the balance sheet. As at December 31, 2016, the unrecognized stock based compensation expense is $nil (December 31, 2015 - $3,394, weighted average life of 3.39 years).

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

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

d)	Canadian Dollar Common Share Purchase Warrants

As at December 31, 2016, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 7,500,000 common shares of the Company (December 31, 2015 – 17,500,000), as set out in the following table:

	Number of			Remaining
	shares	$ U.S. Exercice	Exercise period	contractual life
Issue Date	issuable	price	(months)	(months)
May 6, 2015 (1)	7,500,000	$0.083	24	4

(1)	The exercise price for the Canadian dollar common share purchase warrants is Cdn$0.10 for one share and converted at day of issue.

As of December 31, 2016, the weighted average fair value per Canadian dollar common share purchase warrants was $nil (December 31, 2015 - $0.001).

The Black-Scholes option-pricing model was used to estimate values of the Canadian dollar common share purchase warrants granted based on the following assumptions:

(i)

Risk-free interest rate: 0.75%, which is based on the Bank of Canada benchmark bonds yield 2 year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the warrants

(ii)	Expected volatility: 130%, which is based on the average of the Company’s selected peers historical stock prices

(iii)	Expected life: 0.35 years

(iv)	Expected dividends: $Nil

During the year ended December 31, 2016, $10,863 was recorded as a gain on the revaluation for the derivative financial instruments. During the year ended December 31, 2015, $755,862 was recorded as a gain on the revaluation for the derivative financial instruments. During the year ended December 31, 2014, $26,456 was recorded as a loss on initial recognition of the issuance of warrants and $132,195 was recorded as a gain on the subsequent revaluation for the derivative financial instruments.

				Fair Value at		Fair Value at		Fair Value at
	Number of	Fair value on	(Gain)/loss on	December 31,	(Gain)/loss on	December 31,	(Gain)/loss on	December 31,
Issue date	warrants	issuance	derivatives	2014	derivatives	2015	derivatives	2016
January 29, 2014	7,500,000	$381,334	(25,759)	$355,575	(355,575)	$-	-	$-
February 20, 2014	1,000,000	$53,790	(15,172)	$38,618	(38,618)	$-	-	$-
August 27, 2014	1,500,000[1]	$74,313	15,033	$89,345	(88,001)	$1,344	(1,344)	$-
October 03, 2014	2,500,000	$132,804	(106,297)	$26,507	(26,507)	$-	-	$-
May 06, 2015	7,500,000	$256,680	-	$-	(247,161)	$9,519	(9,519)	$-
	11,500,000	463,797	(132,195)	510,045	(755,862)	10,863	(10,863)	-

1 Warrants expired on August 27, 2016.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2016, amounting to 95,253,840 common shares (year ended December 31, 2015 – 90,116,854 and year ended December 31, 2014 - 73,633,292). 1,250,000 stock options (2015 - 2,130,000 and 2014 -2,430,000) and 7,500,000 warrants (2015 – 17,500,000 and 2014 - 12,500,000) were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

10.	INCOME TAXES

A reconciliation of the U.S. federal statutory tax of 34% to the total provision is as follows:

Year ended December 31,	2016	2015	2014

Loss for the year	$274,425	$180,846	$1,162,626

Recovery of income tax at statutory tax rate	91,624	61,488	395,293
Foreign tax rate differential	680	(53,894)	(59,081)
Income (Losses) not subject to tax	3,693	256,993	-
Expenses not deductible for tax	(56)	(667)	(113)
Capital Loss on sale of Subsidiary	-	2,809,770	4,876,036
Others	(204,762)	(236,157)	(176,765)
Change in valuation allowance	108,821	(2,837,533)	(5,035,371)
	-	-	-

The significant components of deferred income taxes consist of the following:

As at December 31,	2016	2015	2014
Deferred tax asset
Non-capital loss carryforwards	$4,586,813	$4,685,529	$4,661,550
Capital loss carryforwards	8,683,468	8,683,468	5,873,699
Investments	-	-	-
Capital assets	56,437	62,700	62,385
Others	153,513	163,899	160,429
Total:	$13,480,231	$13,595,596	$10,758,062
Valuation allowance	(13,480,231)	(13,595,596)	(10,758,062)

During the year ended December 31, 2016, the Company incurred net losses and, therefore, has no provision for income taxes. No income tax benefit has been recorded because it is more likely than not that the recoverability of such assets would not be realized through known future revenue sources. The net deferred tax asset generated by the loss carryforward has been fully reserved.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

The U.S. net operating loss net of unrecognized tax benefit, available to be applied against future years’ taxable income is as follows at December 31, 2016. If not utilized, these U.S. income tax losses will expire as follows:

2025	$97,637
2026	223,603
2027	1,874,027
2028	3,340,280
2029	406,098
2030	952,212
2031	1,552,580
2032	1,482,729
2033	864,640
2034	667,373
2035	520,362
2036	238,250
Total:	$12,219,791

The U.S. capital loss available to be applied against future years’ capital gain is $25,539,612 at December 31, 2016. If not utilized, these U.S. capital losses will expire in 2019.

Turkish net operating loss carryforwards were $432,084 at December 31, 2016 ($611,806 at December 31, 2015). If unused, they will expire between 2018 and 2020.

The following is a reconciliation of the total amounts of unrecognized tax benefits:

	2016	2015	2014
Unrecognized tax benefit - January 1	$213,309	$213,309	$213,309
Gross increases - tax positions in prior period	-	-	-
Gross decreases - tax positions in prior period	-	-	-
Gross increases - tax positions in current period	-	-	-
Settlement	-	-	-
Lapse of statute of limitation	-	-	-
Unrecognized tax benefit - December 31	$213,309	$213,309	$213,309

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

The Company would recognize interest accrued related to unrecognized tax benefits and penalties as income tax expense. Interest is not accrued on unrecognized tax benefit that can be offset with tax losses. The Company did not accrue penalties and interest historically or during 2016.

The Company is subject to taxation in the US and various foreign jurisdictions. As of December 31, 2016 the Company’s tax years from 2010 to 2015 are subject to examination by the tax authorities. With few exceptions, as of December 31, 2016, the Company is no longer subject to U.S. federal, state, local, or foreign examinations by tax authorities for years before 2010.

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

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2016. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira and the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had an equal but opposite effect as at December 31, 2016.

	Canadian	Turkish
	Dollar	Lira
Cash	$838	$91,778
Prepaids and advances	-	39,819
Accounts payable	(45,877)	(2,407)
Accrued liabilities	-	-
Total foreign currency working capital	(45,039)	129,190
US$ exchange rate at December 31, 2016	0.7448	0.2831
Total foreign currency net working capital in US$	(33,545)	36,573
Impact of a 10% strengthening of the US$ on net loss	(3,354)	3,657

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

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

Property title may be subject to government licensing requirements or regulations, social licensing requirements, unregistered prior agreements, unregistered claims, aboriginal claims, and non- compliance with regulatory and environmental requirements. The Company’s assets may also be subject to increases in taxes and royalties, renegotiation of contracts, expropriation of properties, currency exchange fluctuations and restrictions and political uncertainty.

d)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2016 and 2015, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

The fair value of warrants (note 9d) is included in the hierarchy as follows:

31-Dec-16

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$ nil	-

31-Dec-15

Liabilities:	Level 1	Level 2	Level 3
Canadian dollar common share purchase warrants	-	$ 10,863	-

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2016, 2015 and 2014

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