Form 20-F
period 2017-12-31
GENTOR RESOURCES INC.
filed 2018-05-14
CIK 1346917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2017

OR

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

Contact: Arnold T. Kondrat; Phone: (416) 361-2510; Address: 1 First Canadian Place, 100 King Street
West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:
None
(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:
None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2017:
21,906,742 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes _           No X

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
Yes X           No _

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer __	Accelerated filer __	Non-accelerated filer X
Emerging growth company __

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ___

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X	International Financial Reporting Standards as issued by the International Accounting Standards Board ___	Other ________

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:
__Item 17      ___ Item 18

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

TABLE OF CONTENTS
(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company's plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having recently relinquished its only project (the Karaburun project in Turkey), the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; inability to attract and retain key management; the Company's history of losses and expectation of future losses; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2017, 2016, 2015, 2014 and 2013. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period. For the years ended December 31, 2016 and December 31, 2015, the previously reported amounts have been restated to reflect the discontinuation of the Karaburun project in Turkey. For the year ended December 31, 2013, the previously reported amounts have been restated to reflect the disposition of the Oman operations.

	(in US$000 except per share data)
	2017	2016	2015	2014	2013
Revenue	$-	$-	$-	$-	$-
Net operating loss	(254)	(297)	(518)	(1,163)	(1,596)
Net loss from continuing operations	(302)	(274)	(204)	(1,055)	(1,580)
Net loss	(315)	(274)	(181)	(1,163)	(20,107)
Net loss per share	(0.02)	(0.02)	(0.02)	(0.02)	(0.32)
Current assets	212	43	192	341	90
Total assets	218	71	204	403	1,028
Total liabilities	1,095	692	553	1,093	1,105
Net assets	(877)	(621)	(349)	(690)	(78)
Additional paid-in capital	42,656	42,605	42,602	42,082	41,533
Shareholders' equity (deficiency)	(877)	(621)	(349)	(690)	(78)
Weighted average common shares outstanding (in thousands) (1)	13,222	11,907	11,260	9,204	7,844

___________________

(1)	Adjusted to reflect the eight to one share consolidation effected by the Company in September 2017.

Exchange Rates

On April 20, 2018, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.2740. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2017	2016	2015	2014	2013
Average (1)	1.2971	1.3229	1.2906	1.1083	1.0347

___________________

(1) The average rate means the average of the exchange rates on the last day of each month during the year.

	November	December	January	February	March	April
Rate	2017	2017	2018	2018	2018	2018(1)
High	1.2890	1.2900	1.2534	1.2806	1.3096	1.2918
Low	1.2693	1.2517	1.2293	1.2280	1.2822	1.2548

___________________

(1) Provided for the period from April 1, 2018 to April 20, 2018.

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

D. Risk Factors

There are a number of risks that may have a material and adverse impact on the future performance of Gentor. These include widespread risks associated with any form of business and specific risks associated with Gentor's current circumstances.

In addition to the other information presented in this Form 20-F, a prospective investor should carefully consider the risk factors set out below and the other information that Gentor files with the United States Securities and Exchange Commission (the "SEC") and with Canadian securities regulators before investing in the Company's common shares. The Company has identified the following non-exhaustive list of inherent risks and uncertainties that it considers to be relevant.

Having recently relinquished its only project (the Karaburun project in Turkey), the Company currently does not have any commercial operations and has no material assets. An investment in the Company’s common shares is highly speculative, and is suitable only to those investors who are prepared to risk the loss of their entire investment.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey. The Company is currently evaluating new business opportunities. As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms. Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction. The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant and which may also result in a change of control of the Company.

The directors and officers of the Company will only devote a portion of their time to the business and affairs of the Company and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time.

As a result of these factors, an investment in the Company’s common shares is suitable only to investors who are willing to rely solely on the management of the Corporation and who can afford to lose their entire investment. Those investors who are not prepared to do so should not invest in the Company’s common shares.

The auditors’ report with respect to the financial statements included in this Form 20-F contains an explanatory paragraph in respect of there being substantial doubt about the Company’s ability to continue as a going concern.

The Company’s consolidated financial statements included herein were prepared under the assumption that the Company will continue as a going concern for the next twelve months. However, for the year ended December 31, 2017, the Company had a net loss of US$314,890 (year ended December 31, 2016 - US$274,424; year ended December 31, 2015 - US$180,847) and as at December 31, 2017 had an accumulated deficit of US$43,549,848 (as at December 31, 2016 – US$43,234,958). Therefore, as stated in the Report of Independent Registered Public Accounting Firm, there is substantial doubt as to the Company’s ability to continue as a going concern. The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company’s securities would have little or no value.

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

Negative market perception of junior companies could adversely affect the Company.

Market perception of junior companies such as the Company may shift such that these companies are viewed less favourably. This factor could impact the value of investors' holdings and the ability of the Company to raise further funds, which could have a material adverse effect on the Company's business, financial condition and prospects.

Various market factors, both related and unrelated to the Company’s performance, could cause the market price for the Company’s securities to fluctuate significantly and could have a material adverse effect on an investor’s investment in the Company.

There can be no assurance that an active market for the Company's securities will be attained or sustained. The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the performance or prospects of the Company. These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, the attractiveness of alternative investments, currency exchange fluctuation, and the Company's financial condition or results of operations as reflected in its financial statements. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; the arrival or departure of key personnel; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity. If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If such a market does not develop, investors may lose their entire investment in the Company's securities.

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

The Company has incurred losses since its inception, the Company expects to incur losses for the foreseeable future and there can be no assurance that the Company will ever achieve revenues or profitability. The Company incurred the following net losses during each of the following periods:

•	US$314,890 for the year ended December 31, 2017;
•	US$274,424 for the year ended December 31, 2016;
•	US$180,847 for the year ended December 31, 2015;
•	US$1,162,625 for the year ended December 31, 2014; and
•	US$20,106,911 for the year ended December 31, 2013.

The Company had an accumulated deficit of US$43,549,848 as of December 31, 2017.

The Company is a foreign corporation and the Company’s directors and officers except one director are outside the United States, which may make enforcement of civil liabilities difficult.

The Company is organized under the laws of the Cayman Islands, and its principal executive office is located in Toronto, Canada. All of the Company's directors and officers except one director reside outside of the United States, and all or a substantial portion of their assets and the Company's assets are located outside of the United States. As a result, it may be difficult for investors in the United States or otherwise outside of Canada to bring an action against directors or officers who are not resident in the United States. It may also be difficult for an investor to enforce a judgment obtained in a United States court or a court of another jurisdiction of residence predicated upon the civil liability provisions of federal securities laws or other laws of the United States or any state thereof or the equivalent laws of other jurisdictions outside Canada against those persons or the Company.

Litigation may adversely affect the Company’s financial position or results of operations.

The Company is subject to litigation risks. All companies are subject to legal claims, with and without merit. Defence and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation process, the resolution of any particular legal proceeding to which the Company is or may become subject could have a material effect on its financial position or results of operations.

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

The success of the Company depends on the good faith, experience and judgment of the Company's management and advisors in supervising and providing for the effective management of the business of the Company. The Company is dependent on a small number of key personnel, the loss of any one of whom could have an adverse effect on the Company. The Company currently does not have key person insurance on these individuals. The Company may need to recruit additional qualified personnel to supplement existing management and there is no assurance that the Company will be able to attract such personnel.

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

Item 4. Information on the Company

A. History and Development of the Company

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012. The executive office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and the telephone number of such office is (416) 361-2510. The registered office of the Company is located at Elian Fiduciary Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

In March 2010, the Company completed the acquisition of all of the outstanding shares of APM Mining Limited (which subsequently changed its name to Gentor Resources Limited) ("Oman Holdco"), a British Virgin Islands company, in exchange for the issuance by the Company of a total of 1,295,250 common shares. In connection with this acquisition, the Company issued an additional 312,500 common shares pursuant to an amendment to the earn-in agreement between Al Fairuz Mining Company, LLC and Oman Holdco (the "Block 5 Earn-In Agreement"), which increased from 50% to 65% the equity interest in Al Fairuz Mining Company, LLC that Oman Holdco had the right to earn.

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

In April 2010, the Company completed a private placement financing for total gross proceeds of US$2,000,000.

In July 2010, Gentor commenced an initial 3,000 metre drilling program on its Oman properties. The drilling program was designed to test a portion of the 56 targets which were identified by the airborne VTEM survey flown in March/April 2010. In November 2010, Gentor announced preliminary findings from its initial drilling program at its Oman properties.

During the last three months of 2010, the Company completed private placement financings for total gross proceeds of US$8,016,505.

In January 2011, Gentor announced further findings from its initial drilling program at its Oman properties.

During the first three months of 2011, the Company completed private placement financings for total gross proceeds of US$4,887,500.

In May, July and November 2011 and January and April 2012, Gentor announced findings from its second drilling program at its Oman properties.

In November 2011, the Company’s common shares commenced trading on the TSX Venture Exchange under the trading symbol "GNT".

Also in November 2011, the Company completed (a) a brokered private placement financing for total gross proceeds of Cdn$2,163,000 (GMP Securities L.P. acted as the Company’s agent in respect of this financing), and (b) a non-brokered private placement financing for total gross proceeds of Cdn$1,222,500.

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

In October 2013, the Company announced that (a) the Company’s search for Cyprus-type VMS deposits in Turkey has resulted in the identification in northern Turkey of several surface gossans in distal VMS settings and led to the signing by the Company’s local subsidiary in Turkey of two new joint venture option agreements with local Turkish groups (one of these agreements relates to the Company’s relinquished Karaburun project, which is discussed below), (b) having discovered further VMS mineralisation, but of insufficient size to eventually establish a commercial mining operation at the Hacimeter Project, Gentor allowed the Hacimeter Option to expire without continuing to form a joint venture, and (c) in light of continued depressed market conditions, Gentor was proposing to undertake a strategic review of its Oman properties over the coming months.

Gentor determined during fiscal 2013 that it would not continue with its molybdenum-tungsten project in east-central Idaho, U.S. and relinquished its rights in respect of this project. The Company had not carried out any exploration work at this project since fiscal 2008.

In January 2014, the Company completed a non-brokered private placement for total gross proceeds of Cdn$393,750. Arnold T. Kondrat (a director and officer of the Company) was the sole purchaser under this financing.

In February 2014, Mr. Kondrat was appointed President and Chief Executive Officer of the Company replacing Dr. Peter Ruxton (Mr. Kondrat was Executive Vice-President of the Company prior to this appointment), and two new directors, Richard J. Lachcik and William R. Wilson, were appointed to Gentor’s board of directors, replacing David Twist and Rudolph de Bruin.

Also in February 2014, the Company completed a non-brokered arm’s length private placement for total gross proceeds of Cdn$150,000.

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

In August 2014, the Company completed a non-brokered private placement for total gross proceeds of Cdn$180,000. Mr. Kondrat was the sole purchaser under this financing.

In September 2014, Gentor announced that, as a result of a Government tender process, it had acquired a new mineral exploration licence covering the remaining portion of the Karaburun VMS project in northern central Turkey, the southern part of which was already held by the Company under an existing Turkish joint venture agreement.

In October 2014, the Company completed a non-brokered private placement for total gross proceeds of Cdn$500,000. Richard J. Lachcik (a director of the Company) purchased Cdn$100,000 of this placement and Geoffrey G. Farr (Corporate Secretary of the Company) purchased Cdn$50,000 of this placement.

In December 2014, Gentor announced that it had received the final forestry drill permit from the Ministry of Forestry and Water Resources in Turkey enabling the Company to undertake its planned phase one diamond drilling program at its Karaburun project. The drill permit allowed Gentor to prepare access roads and drill at up to 27 locations.

In May 2015, Gentor closed a non-brokered private placement for total gross proceeds of Cdn$900,000. Arnold T. Kondrat, who is Chief Executive Officer, President and a director of the Company, purchased Cdn$486,000 of this placement, Richard J. Lachcik, who is a director of the Company, purchased Cdn$60,000 of this placement, Donat K. Madilo, who is Chief Financial Officer of the Company, purchased Cdn$30,000 of this placement, and Geoffrey G. Farr, who is Corporate Secretary of the Company, purchased Cdn$30,000 of this placement.

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

In September 2017, the Company consolidated its outstanding common shares on an eight to one basis.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn$0.05 per unit for total gross proceeds of Cdn$500,000. Each such unit consisted of one common share of the Company and one-half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn$0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the units issued under the financing.

Also in November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (this was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey. The Company is currently evaluating new business opportunities.

B. Business Overview

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (this was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey. The Company is currently evaluating new business opportunities.

C. Organizational Structure

The following diagram presents, as of the date of this Form 20-F, the names of the Company’s subsidiaries and the jurisdiction where they are incorporated, as well as the percentage of votes attaching to all voting securities of each such subsidiary beneficially owned, or controlled or directed, directly or indirectly, by the Company:

D. Property, Plants and Equipment

The Company does not have any material tangible fixed assets.

The Company has relinquished its only project, the Karaburun project, and discontinued operations in Turkey. The Company is currently evaluating new business opportunities.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2017 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2017 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2017 incorporated by reference into this Form 20-F as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

The Company does not carry on any research and development activities. The Company does not hold any patents.

D. Trend Information

The Company has relinquished its only project, the Karaburun project, and discontinued operations in Turkey. The Company is currently evaluating new business opportunities.

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and senior management of the Company, their ages and term of continuous service are as follows:

		Current Position(s)
Name	Age	with the Company	Served Since
Arnold T. Kondrat (1)	65	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)
Donat K. Madilo	56	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	51	General Counsel and Corporate Secretary	April 7, 2011
Richard J. Lachcik (1)	60	Director	February 13, 2014
William R. Wilson (1)	75	Director	February 13, 2014

___________________

(1)	Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been a senior officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States, including principal founder of several of these companies. In addition to his positions with Gentor, Mr. Kondrat is also Chief Executive Officer, President and a director of Loncor Resources Inc. (“Loncor”) (a mineral exploration company listed on the Toronto Stock Exchange), a director of Kuuhubb Inc. (“Kuuhubb”) (a company listed on the TSX Venture Exchange focused on lifestyle and mobile video game applications), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).

Donat K. Madilo – Mr. Madilo has over 28 years of experience in accounting, administration and finance in the Democratic Republic of the Congo (the "DRC") and North America. He is Senior Vice President, Commercial & DRC Affairs of Banro Corporation (a gold mining company in the DRC) (and was previously Chief Financial Officer of Banro Corporation), and Chief Financial Officer of Loncor and Kuuhubb. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been Vice President, General Counsel and Corporate Secretary of Banro Corporation, and General Counsel to and Corporate Secretary of each of Gentor and Loncor. He is also General Counsel to and Corporate Secretary of Kuuhubb. Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

Richard J. Lachcik – Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years. His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

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

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Kuuhubb Inc.
Loncor Resources Inc.

Richard J. Lachcik	Loncor Resources Inc.

William R. Wilson	Loncor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2017.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	Nil	N/A	Nil	Nil	$111,364 (2)	$111,364
Donat K. Madilo Chief Financial Officer	Nil	N/A	Nil	Nil	$1,954 (3)	$1,954
Geoffrey G. Farr General Counsel and Corporate Secretary	$20,585	N/A	Nil	Nil	Nil	$20,585

___________________

(1)	No stock options were awarded in 2017.

(2)	This amount represents management fees.

(3)	This amount represents consulting fees.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2017:

Outstanding share-based awards and option-based awards
Name	Option-based Awards					Share-based Awards
	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	May 23, 2014	62,500	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A
Donat K. Madilo	May 23, 2014	25,000	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A
Geoffrey G. Farr	May 23, 2014	31,250	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A

(1)	1/4 of the stock options vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on Friday, December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at Friday, December 29, 2017 of Cdn$0.14 as reported by the TSX Venture Exchange, which is equivalent to US$0.11 using using the exchange rate on December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2017:

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

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2017 for their services in their capacity as directors.

The Company's directors are eligible to receive stock option grants under the Company's stock option plan, as determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock options are granted.

All directors of the Company are entitled to receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2017, other than Mr. Kondrat. See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2017.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

(1)	No stock options were awarded in 2017.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2017 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2017.

Outstanding share-based awards and option-based awards
Name	Option-based Awards					Share-based Awards
	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	May 23, 2014	18,750	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A
William R. Wilson	May 23, 2014	18,750	Cdn$1.20 (US$0.96)	May 23, 2019	Nil	N/A	N/A

___________________

(1)	1/4 of the stock options vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on Friday, December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at Friday, December 29, 2017 of Cdn$0.14 as reported by the TSX Venture Exchange, which is equivalent to US$0.11 using using the exchange rate on December 29, 2017 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7971.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2017. See "Named Officers - Incentive Plan Awards" above for such details in respect of Mr. Kondrat.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

___________________

(1)	Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2017, December 31, 2016 and December 31, 2015:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2017	2016	2015

Gentor executive office in Toronto, Canada	4	4	4
Turkey (mineral project)	-	1	2
Totals:	4	5	6

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 24, 2018 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options and common share purchase warrants of the Company held by the Company's directors and officers as of April 24, 2018 (each stock option or warrant, as applicable, is exercisable for one common share of the Company).

	Number of	Percentage of
	Common	Outstanding	Number of	Number of
Name	Shares Owned	Common Shares	Stock Options Held	Warrants Held

Geoffrey G. Farr	250,000	1.14%	31,250 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	62,500 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

Donat K. Madilo	112,500	0.51%	25,000 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	25,000 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

Arnold T. Kondrat	6,067,188	27.7%	62,500 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	1,027,500 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

Richard J. Lachcik	500,000	2.28%	18,750 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	125,000 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

William R. Wilson	20,000	0.09%	18,750 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	10,000 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

Equity Compensation Plans

The Company has a stock option plan, which was established in 2011 (the "Option Plan"). As of April 24, 2018, there are outstanding under the Option Plan 156,250 stock options. The following is a summary of certain terms of the Option Plan.

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)	The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Option Plan shall not exceed 1,375,000 common shares.

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

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 24, 2018.

Number of common shares
Number of common shares	Exercise price of	remaining available
to be issued upon exercise of	outstanding stock	for future issuance
stock options outstanding	options per share	(excluding outstanding awards)

156,250 (1)	Cdn$1.20	1,218,750 common shares

___________________

(1)	Each of these stock options was granted on May 23, 2014, expires on May 23, 2019 and vested at the rate of 25% every 6 months after the grant date.

A copy of the Option Plan is incorporated by reference into this Form 20-F as Exhibit 4.1.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following is the only person or company who beneficially owns 5% or more of the outstanding common shares of the Company.

	Number of Shares	Percentage of Outstanding
Name of Shareholder	Beneficially Owned (1)	Common Shares (1)

Arnold T. Kondrat (2)	6,067,188 (3)	27.7%

___________________

(1)	The information in these columns of the table is as at April 24, 2018.

(2)	Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

(3)

With respect to the common shares of the Company currently held by Mr. Kondrat, 380,938 of such shares were acquired by Mr. Kondrat in 2012, 1,125,000 of such shares were acquired by Mr. Kondrat in 2014, 1,012,500 of such shares were acquired by Mr. Kondrat in 2015, and 2,055,000 of such shares were acquired by Mr. Kondrat in 2017. See also Item 6.E. of this Form 20-F with respect to the stock options and common share purchase warrants of the Company held by Mr. Kondrat.

The shareholder disclosed above does not have any voting rights with respect to his common shares of the Company that are different from any other holder of common shares of the Company.

As of April 24, 2018, based on the Company’s shareholders’ register, there were 22 shareholders of record of the Company’s common shares in the United States, holding 19% of the outstanding common shares of the Company.

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

B. Related Party Transactions

See Item 4.A. of this Form 20-F for information with respect to the private placement financing carried out by the Company in 2017 involving directors and officers of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2017.

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

In September 2017, the Company consolidated its outstanding common shares on an eight to one basis. The common shares commenced trading on a post-consolidation basis on the TSX Venture Exchange on September 13, 2017. The information in this item 9 has been adjusted to reflect said share consolidation.

TSX Venture Exchange ("TSX-V")

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX-V.

Year	High (Cdn$)	Low (Cdn$)
2017	$0.20	$0.08
2016	$0.20	$0.04
2015	$0.80	$0.20
2014	$2.00	$0.28
2013	$1.00	$0.16

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2018	$0.14	$0.09
December 31, 2017	$0.20	$0.105
September 30, 2017	$0.16	$0.08
June 30, 2017	$0.20	$0.08
March 31, 2017	$0.12	$0.12
December 31, 2016	$0.08	$0.08
September 30, 2016	$0.08	$0.08
June 30, 2016	$0.08	$0.04
March 31, 2016	$0.16	$0.08

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2018 (to April 24)	$0.08	$0.08
March 2018	$0.09	$0.08
February 2018	$0.14	$0.09
January 2018	$0.14	$0.14
December 2017	$0.17	$0.12
November 2017	$0.17	$0.13
October 2017	$0.20	$0.105

OTC Pink and OTCQB

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink and the OTCQB, as applicable.

Year	High (US$)	Low (US$)
2017	$0.134	$0.134
2016	$0.128	$0.056
2015	$0.776	$0.128

Year	High (US$)	Low (US$)
2014	$1.784	$0.368
2013	$0.80	$0.1408

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2018 (1)	-	-
December 31, 2017 (1)	-	-
September 30, 2017	$0.134	$0.134
June 30, 2017 (1)	-	-
March 31, 2017	$0.056	$0.056
December 31, 2016	$0.056	$0.056
September 30, 2016	$0.056	$0.056
June 30, 2016	$0.056	$0.056
March 31, 2016	$0.128	$0.056

___________________

(1)	The common shares of the Company did not trade on the OTC Pink during these periods. The common shares of the Company also did not trade on the OTC Pink during the month of April 2018.

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

The Company's authorized share capital consists of US$50,000 divided into 62,500,000 common shares with a par value of US$0.0008 per share, of which 21,906,742 common shares were issued and outstanding as of April 24, 2018. The following is a summary of the material provisions attaching to the common shares:

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations to Company shareholders that are subject to special provisions under the Code, including the following: (i) shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) shareholders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) shareholders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) shareholders that have a "functional currency" other than the U.S. dollar; (v) shareholders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other arrangement involving more than one position; (vi) shareholders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) shareholders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) U.S. expatriates or former long-term residents of the United States; (ix) controlled foreign corporations and passive foreign investment companies; (x) shareholders required to accelerate the recognition of any item of gross income with respect to Common Shares as a result of such income being recognized on an applicable financial statement; and (xi) shareholders that own or have owned, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares. Shareholders that are subject to special provisions under the Code, including shareholders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the ownership and disposition of Common Shares.

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

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to payments of dividends on Common Shares and to the proceeds of a sale of Common Shares paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation). Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (i) fails to furnish such U.S. Holder’s correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax. However, certain exempt persons generally are excluded from these information reporting and backup withholding rules. Backup withholding is not an additional tax. Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder’s U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner. U.S. Holders should consult with their own tax advisors regarding the information reporting and backup withholding rules.

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

This summary is not applicable to a Holder: (i) with respect to whom the Company is or will be a "foreign affiliate" within the meaning of the Tax Act, (ii) that is a "financial institution" for the purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a "tax shelter" or a "tax shelter investment" as defined in the Tax Act, (iv) that is a "specified financial institution" as defined in the Tax Act, (v) who has made a "functional currency" election under section 261 of the Tax Act, or (vi) that has entered into or will enter into, with respect to the Common Shares, a “derivative forward agreement” as defined in the Tax Act. Any such Holder should consult its own tax advisor.

This summary is based on the current provisions of the Tax Act and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") released prior to the date hereof. This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) ("Finance") prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed, although no assurance can be given that the Proposed Amendments will be enacted in their current form or at all. Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA’s administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representations are made with respect to the income tax considerations applicable to any particular Holder. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Common Shares.

Currency Conversion

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of securities (including dividends, adjusted cost base and proceeds of disposition) must generally be expressed in Canadian dollars. Amounts denominated in foreign currencies must be converted into Canadian dollars generally based on the exchange rate quoted by the Bank of Canada on the date such amounts arise or such other rate of exchange as is acceptable to the Minister of National Revenue (Canada).

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

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder will be included in the Resident Holder’s income for the year of disposition. One-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year is generally required to be deducted by the Holder against taxable capital gains in that year (subject to, and in accordance with, the provisions of the Tax Act). Any excess of allowable capital losses over taxable capital gains of a Resident Holder realized in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances provided in the Tax Act.

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

The CRA has taken the position that the term “portfolio investments” should be given a broad interpretation. Nevertheless the Company does not believe that the value of its Common Shares should be regarded as being derived, directly or indirectly, from portfolio investments. Nevertheless it is possible that the CRA or a Court could take a different view, in which case the applicability of the provision may depend on the determination referred to in the immediately preceding paragraph regarding the reasons for the acquisition and holding of the Common Shares.

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

Additional Refundable Tax

A Resident Holder that is, throughout its taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax in respect of its “aggregate investment income” (as defined in the Tax Act), including taxable capital gains and certain dividends.

Foreign Property Information Reporting

A Resident Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Tax Act), including Common Shares, at any time in the year or fiscal period exceeds Cdn$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property. The Common Shares will be “specified foreign property” for this purpose. Substantial penalties may apply where a Resident Holder fails to file the required information return in respect of its specified foreign property on a timely basis in accordance with the Tax Act.

The foreign information reporting rules in the Tax Act are complex and this summary does not purport to address all circumstances in which reporting may be required by a Resident Holder. Resident Holders should consult their tax advisors regarding these rules.

Shareholders Not Resident in Canada

The following discussion applies to a Holder who at all relevant times: (i) has not been, is not, and will not be resident or deemed to be resident in Canada for purposes of the Tax Act or any applicable tax treaty; and (ii) does not and will not use or hold, and is not and will not be deemed to use or hold, Common Shares in connection with, or in the course of, carrying on a business in Canada (a "NonResident Holder"). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere. Such a non-resident insurer should consult its own tax advisors.

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

Generally, Common Shares will not be taxable Canadian property at a particular time to a Non-Resident Holder provided that the Common Shares are listed on a designated stock exchange (which includes the TSX-V) at that time, unless at any time during the sixty month period immediately preceding the disposition of the Common Shares by such Non-Resident Holder both (a) (i) the Non-Resident Holder, (ii) persons not dealing at arm’s length with such Non-Resident Holder, (iii) partnerships in which the Non-Resident Holder or a person mentioned in (a) (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (a) (i) to (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) at that time more than 50% of the value of such shares was attributable to resource properties or real properties situated in Canada. The Company has advised that, based on the historical and contemplated assets of the Company, the Common Shares should not be taxable Canadian property to a Non-Resident Holder.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 9 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2017 and 2016 filed as part of this Form 20-F.

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

By amended memorandum of association effective on September 12, 2017, the Company's outstanding common shares were consolidated on an eight to one basis.

14.C.

Not applicable.

14.D.

Not applicable.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2017. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2017 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2017 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2017, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Mr. Wilson is also independent within the meaning of Section 803A of the NYSE American Company Guide and Rule 10A-3 of the U.S. Exchange Act (although the Company’s common shares are not listed on the NYSE American but are quoted on the OTC Pink).

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

Item 16.C. Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (UHY McGovern Hurley LLP) with respect to each of the years ended December 31, 2017 and December 31, 2016. All dollar amounts are exclusive of applicable taxes.

	2017	2016

Audit Fees	US$23,124	US$29,047
Audit-Related Fees	-	-
Tax Fees	US$3,854	-
All Other Fees	-	-

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

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2017.

Item 16.F. Change in Registrant's Certifying Accountant

At the Company’s request, the Company’s former independent auditor, Deloitte LLP, resigned effective April 8, 2016 and UHY McGovern Hurley LLP was engaged as the Company’s new independent auditor effective April 8, 2016. The disclosure required pursuant to this Item 16.F was included in the Company’s Current Report on Form 6-K furnished with the SEC on April 18, 2016, including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Form 20-F.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-23.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

1.1	Memorandum and articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed on March 9, 2012)

4.1	Company's Stock Option Plan (incorporated by reference from Exhibit 4.2 to the Company’s Form 20-F filed on April 30, 2012)

8.1	List of subsidiaries (incorporated by reference from Exhibit 8.1 from the Company’s Form 20-F filed on May 2, 2016)

11.1	Company's Business Conduct Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2017

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 11, 2018.

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

For the years ended December 31, 2017 and 2016
(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Gentor Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. and its subsidiaries (the “Company”) as of December 31, 2017 and 2016, and the related consolidated statements of operations and comprehensive loss, consolidated statements of cash flows and consolidated statements of shareholders’ deficiency for the years ended December 31, 2017, 2016 and 2015 and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for the years ended December 31, 2017, 2016 and 2015 in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s operating loss, working capital deficiency and accumulated deficit as at December 31, 2017 raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2015.

UHY McGovern Hurley LLP

Chartered Professional Accountants Licensed Public Accountants

Toronto, Ontario
May 1, 2018

GENTOR RESOURCES INC.
(An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)

	As at	As at
	December 31,	December 31,
	2017	2016
		(restated Note 6)
ASSETS
Current
Cash	$66,938	$1,309
Due from related parties (note 5)	145,325	41,734
Total current assets	212,263	43,043

Capital assets (note 4)	189	444
Assets from discontinued operations (note 6)	5,531	27,567

Total assets	$217,983	$71,054

LIABILITIES
Current
Accounts payable	$304,110	$299,574
Accrued liabilities	161,461	161,047
Due to related parties (note 5)	255,826	230,306
Common share purchase warrants liability (Note 7(d))	368,082	-
Total current liabilities	1,089,479	690,927

Liabilities from discontinued operations (note 6)	5,358	682
Total liabilities	$1,094,837	$691,609

SHAREHOLDERS' DEFICIENCY
Authorized 62,500,000 Common Shares, $0.0008 per share par value (note 7a) Issued and outstanding 21,906,742 Common Shares (December 31, 2016 - 11,906,742) (note 7b)	17,525	9,525
Additional paid-in capital	42,655,469	42,604,878
Deficit accumulated during the exploration stage	(43,549,848)	(43,234,958)
Total shareholders' deficiency	(876,854)	(620,555)

Total liabilities and shareholders' deficiency	$217,983	$71,054
Nature of operations and going concern (note 1)

See accompanying notes to consolidated financial statements. A reconciliation for the restated comparative year is provided in Note 6.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in US dollars)

	For the year ended	For the year ended	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
		(Restated Note 6)	(Restated Note 6)
Expenses
Management fees	$111,364	$108,432	$111,655
Consulting fees	-	-	32,357
Professional fees	62,871	72,234	112,845
General and administrative expenses	79,927	116,135	241,645
Depreciation and amortization	255	501	19,798
Net operating loss	(254,416)	(297,302)	(518,300)
Other income	212	46	539
Foreign exchange gain (loss)	(13,681)	12,056	(33,991)
(Loss) gain on common share
purchase warrants (note 7d)	(33,973)	10,863	755,862
Net (loss) income from continuing operations	(301,859)	(274,337)	204,110

Net loss from discontinued operations	(13,031)	(88)	(384,957)

Net loss and comprehensive loss	$(314,890)	$(274,424)	$(180,847)

Net (loss) income per share - Continuing Operations - basic	$(0.02)	$(0.02)	$0.02
Net (loss) income per share - Continuing Operations - diluted	(0.02)	(0.02)	0.02
Net (loss) per share - Discontinued Operations - basic and diluted	(0.00)	(0.00)	(0.03)
Net (loss) per share - basic and diluted	$(0.02)	$(0.02)	$(0.02)

Weighted average number of shares - basic	13,221,798	11,906,730	11,259,470
Weighted average number of shares - diluted	-	-	12,463,220

See accompanying notes to the consolidated financial statements. A reconciliation for the restated comparative years is provided in Note 6.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

	For the year ended	For the year ended	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
		(Restated Note 6)	(Restated Note 6)
Operating activities:
Net (loss) income from continuing operations	$(301,859)	$(274,337)	$204,110
Adjustments required to reconcile net loss with net cash used in operating activities
Depreciation and amortization	255	501	19,798
Loss (gain) on common share purchase warrants	33,973	(10,863)	(755,862)
Stock based compensation	-	3,208	28,600
Changes in non-cash working capital balances
Prepaids and advances	-	-	3,702
Due from related parties	(103,591)	7,431	(23,935)
Due to related parties	25,520	132,616	(48,814)
Accounts payable	4,536	(21,352)	97,653
Accrued liabilities	414	41,047	(88,529)
Cash utilized in operating activities	(340,752)	(121,749)	(563,277)

Financing activities:
Proceeds from share issuances, net of costs	392,699	-	749,430
Cash provided by financing activities	392,699	-	749,430

Net cash inflow (outflow)	51,947	(121,749)	186,153
Cash inflows (outflows) from discontinued operations	(469)	9,970	(351,680)
Cash, beginning of year	17,287	129,066	294,592
Cash, end of year	$68,765	$17,287	$129,065

Cash inflows (outflows) from discontinued operations
Operating activities	$(469)	$9,970	$(351,680)

Cash at the end of the year relates to:
Continuing operations	66,938	1,309	133,058
Discontinued operations	1,827	15,978	(3,993)
	$68,765	$17,287	$129,065

See accompanying notes to the consolidated financial statements. A reconciliation for the restated comparative years is provided in Note 6.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
For the year ended December 31, 2017
(Stated in US dollars)

			Additional		Total
	Number of	Common	paid-in	Accumulated	shareholders'
	common shares	shares amount	capital	deficit	deficiency
Balance at January 1, 2015	80,253,840	$8,025	$42,081,820	$(42,779,687)	$(689,842)
Common shares issued (note 7b), net of costs	15,000,000	1,500	491,250	-	492,750
Stock-based compensation expense (note 7c)	-	-	28,600	-	28,600
Net loss for the year	-	-	-	(180,847)	(180,847)
Balance at December 31, 2015	95,253,840	$9,525	$42,601,670	$(42,960,534)	$(349,339)
Stock-based compensation expense (note 7c)	-	-	3,208	-	3,208
Net loss for the year	-	-	-	(274,424)	(274,424)
Balance at December 31, 2016	95,253,840	$9,525	$42,604,878	$(43,234,958)	$(620,555)
Stock-based compensation expense (note 7c)	-	-	-	-	-
Net loss for the year	-	-	-	(314,890)	(314,890)
Share consolidation	(83,347,098)	-	-	-	-
Common shares issued (note 7a)	10,000,000	8,000	50,591	-	58,591
Balance at December 31, 2017	21,906,742	$17,525	$42,655,469	$(43,549,848)	$(876,854)

See accompanying notes to the consolidated financial statements. A reconciliation for the restated comparative years is provided in Note 6.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

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

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (which was the Company’s only project). The Company has relinquished the Karaburun project, discontinued operations in Turkey and is currently evaluating new business opportunities.

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2017, the Company had a net loss and comprehensive loss of $314,890 (2016 - $274,424 and 2015 - $180,847). The Company also had a deficit accumulated during the exploration stage of $43,549,848 as at December 31, 2017 (December 31, 2016 – $43,234,958), and a working capital deficiency of $509,134 as at December 31, 2017 (December 31, 2016 - $647,884).

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
For the years ended December 31, 2017, 2016 and 2015

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

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures are expensed as incurred (See Note 6 Discontinued Operations).

	c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation is recorded as follows:

Vehicle	-	Straight line basis over a range of two to four years

Mining equipment	-	Straight line basis over four years

Office equipment	-	Straight line basis over four years

Furniture and fixtures	-	20% declining balance basis

Leasehold improvement	-	Straight line basis over five years

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the years ended December 31, 2017, 2016 and 2015.

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2017 and 2016.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 7(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2017 and 2016, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company’s shares trade on a Canadian exchange, stock options are determined to be equity instruments.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non- monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations.

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

Financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in any net income. Financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization. Financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

Fair Value

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the years ended December 31, 2017, 2016 and 2015, common share purchase warrants denominated in Canadian dollars were recognized as fair value derivative instruments.

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
For the years ended December 31, 2017, 2016 and 2015

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

ASC 740, “Income Taxes” requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. At December 31, 2017 and 2016, the Company has no material unrecognized tax benefits. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

l)	(LOSS) INCOME PER SHARE

Basic (loss) income per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

m)	DISCONTINUED OPERATION

A discontinued operation is a component of the Company’s business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell. When an operation is classified as a discontinued operation, the Company’s comparative consolidated financial statements must be represented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. On November 23, 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds its mineral properties in Turkey (See Note 6).

n)	ACCOUNTING CHANGES

During 2017, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

1.

Accounting Standard Update (“ASU”) No.2015-17, “Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

2.

ASU No. 2016-09, “Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2018. Updates that are not applicable or are not consequential to the Company have been excluded.

In August 2016, the Financial Accounting Standards Board (“FASB”) issued ASU 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This update provides guidance on specific cash flow issues with the objective of reducing the existing diversity in practice. The amendments in this ASU are effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The Company did not implement early adoption of this update and does not believe the implementation of this standard update would have a material impact on its consolidated financial statements.

In May 2017, FASB issued ASU 2017-09, “Compensation – Stock Compensation (Topic 718): scope modification accounting”. The amendments in this ASU provide guidance about which changes to the terms or conditions of a share-based payment award require an entity to apply modification accounting in Topic 718. The amendments in this ASU are effective for all entities for annual periods, and interim periods within those annual periods, beginning after December 15, 2017. Early adoption is permitted. The Company did not implement early adoption and is currently evaluating its impact on the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

3.	MINERAL PROPERTIES

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

On November 23, 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project (being the Company’s only project). See Note 6.

4.	CAPITAL ASSETS

December 31, 2017		Accumulated	Net Book
	Cost	Depreciation	Value

Office Equipment	45,566	(45,377)	189
Leasehold improvement	440,329	(440,329)	-
	$485,895	$(485,706)	$189

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

December 31, 2016			Reclassified to
		Accumulated	discontinued	Net Book
	Cost	Depreciation	operation	Value

Mining Equipment	$49,432	$(49,432)	-	-
Office Equipment	49,600	(49,156)	-	444
Furniture and Fixtures	1,906	(1,587)	(319)	-
Leasehold improvement	440,329	(440,329)	-	-
	$541,267	$(540,504)	$(319)	$444

5.	RELATED PARTY TRANSACTIONS

As of December 31, 2017, an amount of $243,207 (December 31, 2016 - $217,763) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances.

As of December 31, 2017, an amount of $10,485 (December 31, 2016 – $10,485) was owed to Kuuhubb Inc. (formerly Delrand Resources Limited), a company with a common director, for the payment of general and administrative expenses by Kuuhubb.

As of December 31, 2017, an amount of $145,325 (December 31, 2016 - $41,734) was owed from Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions are in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

6.	DISCONTINUED OPERATIONS

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which holds the Karaburun project in Turkey (being the Company’s only project). The Company has relinquished the Karaburun project, discontinued operations in Turkey and is currently evaluating new business opportunities. As a result of the foregoing, the assets and liabilities related to the Karaburun project were re-classified as held for sale as at December 31, 2017 and the comparative periods.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

The results of the discontinued operations were as follows:

	For the year ended	For the year ended	For the year ended
	December 31, 2017	December 31, 2016	December 31, 2015
Expenses
Field camp expenses	-	25,654	188,522
Geophysics	-	-	18,905
Drilling	-	-	93,138
Professional fees	2,149	2,494	1,194
General and administrative expenses	10,867	18,293	40,341
Impairments	295	-	-
Depreciation and amortization	24	10,408	30,652
Net operating loss	(13,335)	(56,849)	(372,752)
Other income	-	57,226	1,751
Foreign exchange gain (loss)	304	(465)	(13,956)
Net loss from discontinued operations	(13,031)	(88)	(384,957)

Comparative figures for the years ended 2016 and 2015 were adjusted to reallocate expenses related to the discontinued operations from the expenses incurred from continuing operations.

Cash flows from discontinued operations were as follows:

	For the year ended
	December 31,	December 31,	December 31,
Cash Flows from discontinued operations	2017	2016	2015
Net loss from discontinued operations	$(13,031)	$(88)	$(384,957)
Add items not affecting cash:
Depreciation	24	10,408	30,652
Impairments	295	-	-
Change in non-cash working capital items
Prepaids and advances	7,567	2,550	3,610
Accounts payable	4,676	(2,899)	(985)
Cash generated by /(utilized in) operating activities - discontinued operations	(469)	9,970	(351,680)
Cash flows from discontinued operations	(469)	9,970	(351,680)
Cash - discontinued operations	1,827	15,978	(3,993)

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

The following adjustments were made for the restated December 31, 2016 consolidated balance sheets to reflect the discontinued operations:

ASSETS
	December 31,		December 31,
As at	2016	Adjustments	2016 (restated)

Current
Cash	$17,287	$(15,978)	$1,309
Prepaids and advances	11,270	(11,270)	-
Due from related parties	41,734	-	41,734
Total current assets	70,291	(27,248)	43,043

Capital assets	763	(319)	444
Assets from discontinued operations	-	27,567	27,567

Total assets	$71,054	$-	$71,054

LIABILITIES
Current
Accounts payable	$300,256	$(681)	$299,575
Accrued liabilities	161,047	-	161,047
Due to related parties	230,306	-	230,306
Total current liabilities	691,609	(681)	690,928

Liabilities from discontinued operations	-	681	681

Total liabilities	$691,609	$-	$691,609

SHAREHOLDERS' DEFICIENCY
Common shares amount	9,525	-	9,525
Additional paid-in capital	42,604,878	-	42,604,878
Deficit accumulated during the exploration stage	(43,234,958)	-	(43,234,958)
Total shareholders' deficiency	(620,555)	-	(620,555)
Total liabilities and shareholders' deficiency	$71,054	$-	$71,054

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

7.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 62,500,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b)	Issued Share Capital

In September 2017, the Company consolidated its outstanding common shares on an eight to one basis. Immediately prior to the consolidation, the Company had 95,253,840 common shares outstanding. Upon effecting the consolidation, the Company had 11,906,742 common shares outstanding. Unless otherwise indicated, all share and stock option numbers have been adjusted to reflect the share consolidation to provide more comparable information.

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn $0.05 per unit for total gross proceeds fo Cdn $500,000. Each such unit was comprised of one common share of the Company and one half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn $0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units.

As of December 31, 2017, the Company had outstanding 21,906,742 (December 31, 2016 – 11,906,742) common shares.

c)	Stock-Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “Plan”). In establishing the Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The number of common shares of the Company reserved from time to time for issuance to optionees pursuant to stock options granted under the Plan shall not exceed 1,375,000 common shares. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

On May 23, 2014, 210,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.12 (Cdn$1.20) for a period of 5 years. The options vested at a rate of 25% on each six-month anniversary of the grant date.

The following table summarizes the stock option information for the year ended December 31, 2017 and 2016:

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise price	average fair	contractual life
	options	($Cdn)	value ($Cdn)	(in years)
Closing Balance, December 31, 2015	266,250	3.04	1.36	3.10
Forfeited	(97,500)	5.04	2.16
Closing Balance, September 30, 2016	168,750	1.84	0.88	2.46
Expired	(12,500)	9.92	5.60
Closing Balance, December 31, 2016	156,250	1.20	0.48	2.64
Closing Balance, December 31, 2017	156,250	1.20	0.48	1.39

During the year ended December 31, 2017, the Company recognized as stock-based compensation expense (included in general and administrative expenses) $nil (year ended December 31, 2016 and 2015 – $3,208 and $28,600, respectively). As at December 31, 2017, the unrecognized stock based compensation expense is $nil (December 31, 2016 - $nil).

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

d)	Canadian Dollar Common Share Purchase Warrants

As at December 31, 2017, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 5,000,000 common shares of the Company (December 31, 2016 – nil), as set out in the following table:

				Fair Value at
	Number of	Fair value on	Loss on	December 31,
Issue date	warrants	issuance	derivatives	2017
November 13, 2017	5,000,000	$334,109	$33,973	$368,082

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

(1) The exercise price for the Canadian dollar common share purchase warrants is Cdn $0.075 for one share and converted at day of issue.

As of December 31, 2017, the weighted average fair value per Canadian dollar common share purchase warrants was $0.06.

The Black-Scholes option-pricing model is used to estimate the fair value of the common share purchase warrants using the following assumptions:

(i)	Risk-free interest rate: 1.68%, which is based on the Bank of Canada benchmark bonds with 2 years maturity
(ii)	Expected volatility: 100%, which is based on industry average
(iii)	Expected life: 2 years
(iv)	Expected dividends: $Nil

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2017, amounting to 13,221,798 common shares (year ended December 31, 2016 and 2015 – 11,906,742 and 11,262,855, respectively). 156,250 stock options (December 31, 2016 – 156,250) and 5,000,000 common share purchase warrants (December 31, 2016 – nil) were not included in the weighted average number of diluted common shares outstanding as they were anti-dilutive.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

8.	INCOME TAXES

a)	The reconciliation of income taxes at statutory income tax rates in the United States of 35% (2016 – 35%) to the income tax expense is as follows:

Year ended December 31,	2017	2016
	$	$
(Loss) for the year before income tax	(302,000)	(274,425)

Expected income tax recovery based on statutory rate	(106,000)	(92,000)
Adjustment to expected income tax benefit:
permanent differences	(104,000)	200,000
changes in benefit of tax assets not recognized	210,000	(108,000)

	-	-

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2017	2016
	$	$

Non-capital loss carryforwards	$13,483,000	$13,491,000
Capital loss carryforwards	25,540,000	25,540,000
Capital assets	147,000	166,000
Others	328,000	452,000
Total:	$39,498,000	$39,649,000

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

The Company has non-capital losses of approximately $12.5 million available, which may be applied against future taxable income and which expire as follows:

2025	$98,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	406,000
2030	952,000
2031	1,553,000
2032	1,483,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	252,000
Total:	$12,472,000

9.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

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

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2017. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Turkish lira and the Canadian dollar as identified which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Turkish Lira and the Canadian dollar would have had an equal but opposite effect as at December 31, 2017.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2017, 2016 and 2015

	Canadian	Turkish
	Dollar	Lira
Cash	$83,652	$7,175
Prepaids and advances	-	14,541
Accounts payable	(305,973)	(20,290)
Accrued liabilities	-	-
Total foreign currency working capital	(222,321)	1,426
US$ exchange rate at December 31, 2017	0.7971	0.2547
Total foreign currency net working capital in US$	(177,212)	363
Impact of a 10% strengthening of the US$ on net loss	(17,721)	36

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign- exchange rates, commodity prices and stock based compensation costs.

c)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2017, the carrying values of the Company’s cash, accounts payable and accrued liabilities approximate fair value.

10.	ENVIRONMENTAL CONTINGENCY

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

11.	SUBSEQUENT EVENTS

In April 2018, the Company received working capital loans of US$120,000 and Cdn$40,000 from third parties. The said loans are repayable on demand and are non-interest bearing.