Form 20-F
period 2018-12-31
GENTOR RESOURCES INC.
filed 2019-04-30
CIK 1346917

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

________________
FORM 20-F

[   ]  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2018

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
Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2018:
33,906,742 common shares

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
Yes [X]   No [   ]

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
Yes [X]   No [   ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [ ]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [   ]

The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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
Yes [   ]    No [   ]

-ii-

GENTOR RESOURCES INC. - FORM 20-F
TABLE OF CONTENTS

-iii-

TABLE OF CONTENTS
(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company's plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; inability to attract and retain key management; the Company's history of losses and expectation of future losses; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2018, 2017, 2016, 2015 and 2014. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period. For the years ended December 31, 2016 and December 31, 2015, the previously reported amounts have been restated to reflect the discontinuation of the Karaburun project in Turkey.

	(in US$000 except per share data)

	2018	2017	2016	2015	2014
Revenue	$-	$-	$-	$-	$-
Net operating loss	(372)	(254)	(297)	(518)	(1,163)
Net loss from continuing operations	(41)	(302)	(274)	(204)	(1,055)
Net loss	(41)	(315)	(274)	(181)	(1,163)
Net loss per share	(0.00)	(0.02)	(0.02)	(0.02)	(0.02)
Current assets	177	212	43	192	341
Total assets	177	218	71	204	403
Total liabilities	640	1,095	692	553	1,093
Net assets	(463)	(877)	(621)	(349)	(690)
Additional paid-in capital	43,101	42,656	42,605	42,602	42,082
Shareholders' equity (deficiency)	(463)	(877)	(621)	(349)	(690)
Weighted average common shares outstanding (in thousands) (1)	26,784	13,222	11,907	11,260	9,204

__________________________________
(1)        Adjusted to reflect the eight to one share consolidation effected by the Company in September 2017.

Exchange Rates

On April 11, 2019, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.3379. The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2018	2017	2016	2015	2014
Average (1)	1.2999	1.2971	1.3229	1.2906	1.1083

__________________________________
(1) The average rate means the average of the exchange rates on the last day of each month during the year.

	November	December	January	February	March	April
Rate	2018	2018	2019	2019	2019	2019 (1)
High	1.3328	1.3650	1.3591	1.3307	1.3445	1.3387
Low	1.3098	1.3190	1.3140	1.3095	1.3277	1.3315

__________________________________
(1) Provided for the period from April 1, 2019 to April 11, 2019.

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

Having relinquished its only project (the Karaburun project in Turkey) at the end of 2017, the Company currently does not have any commercial operations and has no material assets. An investment in the Company’s common shares is highly speculative, and is suitable only to those investors who are prepared to risk the loss of their entire investment.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities. As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

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

The Company’s consolidated financial statements included herein were prepared under the assumption that the Company will continue as a going concern for the next twelve months. However, for the year ended December 31, 2018, the Company had a net operating loss of US$371,478 (year ended December 31, 2017 - US$254,416; year ended December 31, 2016 - US$297,302) and as at December 31, 2018 had an accumulated deficit of US$43,590,590 (as at December 31, 2017 – US$43,549,848). Therefore, as stated in the Report of Independent Registered Public Accounting Firm, there is substantial doubt about the Company’s ability to continue as a going concern. The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company’s securities would have little or no value.

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

  US$40,742 for the year ended December 31, 2018 (the net operating loss for the year ended December 31, 2018 was US$371,478);
  US$314,890 for the year ended December 31, 2017;
  US$274,424 for the year ended December 31, 2016;
  US$180,847 for the year ended December 31, 2015; and
  US$1,162,625 for the year ended December 31, 2014.

The Company had an accumulated deficit of US$43,590,590 as of December 31, 2018.

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

Item 4. Information on the Company

A. History and Development of the Company

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012. The executive office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and the telephone number of such office is (416) 361-2510. The registered office of the Company is located at Intertrust Corporate Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, KY1-9005, Cayman Islands.

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

In February 2014, Arnold T. Kondrat was appointed President and Chief Executive Officer of the Company replacing Dr. Peter Ruxton (Mr. Kondrat was Executive Vice-President of the Company prior to this appointment), and two new directors, Richard J. Lachcik and William R. Wilson, were appointed to Gentor’s board of directors, replacing David Twist and Rudolph de Bruin.

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

In August 2014, the Company completed a non-brokered private placement for total gross proceeds of Cdn$180,000. Arnold T. Kondrat, who is Chief Executive Officer, President and a director of the Company, was the sole purchaser under this financing.

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

Also in November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (this was the Company’s only project). The Company relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.

In June 2018, the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for total gross proceeds of Cdn$400,000. Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the shares issued under this financing.

In October 2018, the Company effected an increase in the authorized share capital of the Company by changing the authorized share capital of the Company from US$50,000 divided into 62,500,000 common shares with a par value of US$0.0008 per share to US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share.

Also in October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for total gross proceeds of Cdn$200,000. Directors and officers of the Company purchased 3,075,000 of the shares issued under this financing.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding the Company that has been filed electronically with the SEC at http://www.sec.gov.

B. Business Overview

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (this was the Company’s only project). The Company relinquished the Karaburun project and discontinued operations in Turkey at the end of 2017, and is currently evaluating new business opportunities.

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

The Company relinquished its only project, the Karaburun project in Turkey, and discontinued operations in Turkey at the end of 2017. The Company is currently evaluating new business opportunities.

Item 4A. Unresolved Staff Comments

Not applicable.

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2018 incorporated by reference into this Form 20-F as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

The Company does not carry on any research and development activities. The Company does not hold any patents.

D. Trend Information

The Company relinquished its only project, the Karaburun project in Turkey, and discontinued operations in Turkey at the end of 2017. The Company is currently evaluating new business opportunities.

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and senior management of the Company, their ages and term of continuous service are as follows:

		Current Position(s)
Name	Age	with the Company	Served Since

Arnold T. Kondrat (1)	66	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)

Donat K. Madilo	57	Chief Financial Officer	March 8, 2010

Geoffrey G. Farr	52	General Counsel and Corporate Secretary	April 7, 2011

Richard J. Lachcik (1)	61	Director	February 13, 2014

William R. Wilson (1)	76	Director	February 13, 2014

__________________________________
(1)        Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been a senior officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States, including principal founder of several of these companies. In addition to his positions with Gentor, Mr. Kondrat is also presently Chief Executive Officer, President and a director of Loncor Resources Inc. (“Loncor”) (a gold exploration company listed on the Toronto Stock Exchange), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto). He was a senior officer of Banro Corporation (“Banro”) (a mining company with gold mines in the Democratic Republic of the Congo (the "DRC")) from 1994 to 2017.

Donat K. Madilo – Mr. Madilo has over 29 years of experience in accounting, administration and finance in the DRC and North America. He held senior officer positions with Banro from 1996 to 2018 (including Senior Vice President, Commercial & DRC Affairs and Chief Financial Officer). In addition to being Chief Financial Officer of Gentor, he is also presently Chief Financial Officer of Loncor. Mr. Madilo’s previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC. He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Geoffrey G. Farr – From February 2011 to present, Mr. Farr has been General Counsel to and Corporate Secretary of each of Gentor and Loncor. From February 2011 to October 2018, Mr. Farr was Vice President, General Counsel and Corporate Secretary of Banro, and from June 2017 to January 2019, he was General Counsel to and Corporate Secretary of Kuuhubb Inc. (a company listed on the TSX Venture Exchange focused on lifestyle and mobile video game applications). Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies. He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen’s University.

Richard J. Lachcik – Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years. His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers. He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson – Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of TUVERA Exploration Inc. TUVERA is a private holding company for the ARVENUT exploration properties in Nevada, Utah and New Mexico. He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine. Mr. Wilson is a Qualified Professional in Mining, Metallurgy/Processing and Environmental Compliance (Member no. 01063QP) of the Mining and Metallurgical Society of America. He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California. Mr. Wilson has been involved in the mining industry for more than 35 years. He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

There are no family relationships among any of the Company's directors or senior management.

There is no arrangement or understanding with major shareholders, customers, suppliers or others, pursuant to which any person referred to above was selected as a director or officer of the Company.

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Loncor Resources Inc.

Richard J. Lachcik	Loncor Resources Inc.

William R. Wilson	Loncor Resources Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2018.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	Nil	N/A	Nil	Nil	$109,256 (2)	$109,256
Donat K. Madilo Chief Financial Officer	$15,690	N/A	Nil	Nil	Nil	$15,690
Geoffrey G. Farr General Counsel and Corporate Secretary	$31,000	N/A	Nil	Nil	Nil	$31,000
__________________________________

(1)	No stock options were awarded in 2018.

(2)	This amount represents management fees.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2018:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name (4)	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Donat K. Madilo	May 23, 2014	25,000	Cdn$1.20 (US$0.88)	May 23, 2019	Nil	N/A	N/A
Geoffrey G. Farr	May 23, 2014	31,250	Cdn$1.20 (US$0.88)	May 23, 2019	Nil	N/A	N/A
__________________________________

(1)	1/4 of the stock options vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7330.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2018 of Cdn$0.06 as reported by the TSX Venture Exchange, which is equivalent to US$0.04 using the exchange rate on December 31, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7330.

(4)	Mr. Kondrat did not hold any stock options of the Company as of December 31, 2018.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2018:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Donat K. Madilo	Nil	N/A	N/A
Geoffrey G. Farr	Nil	N/A	N/A
__________________________________

(1)	Identifies the aggregate dollar value that would have been realized by the Officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2018 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2018, other than Mr. Kondrat. See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2018.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

__________________________________
(1)        No stock options were awarded in 2018.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2018 by the directors of the Company.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	May 23, 2014	18,750	Cdn$1.20 (US$0.88)	May 23, 2019	Nil	N/A	N/A
William R. Wilson	May 23, 2014	18,750	Cdn$1.20 (US$0.88)	May 23, 2019	Nil	N/A	N/A
__________________________________

(1)	1/4 of the stock options vested on each of the 6 month, 12 month, 18 month and 24 month anniversaries of the grant date.

(2)

The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7330.

(3)

This is based on the last closing sale price per share of the Company’s common shares as at December 31, 2018 of Cdn$0.06 as reported by the TSX Venture Exchange, which is equivalent to US$0.04 using the exchange rate on December 31, 2018 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7330.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company, which vested and/or were earned during the year ended December 31, 2018.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A
__________________________________

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2018, December 31, 2017 and December 31, 2016:

	Dec. 31,	Dec. 31,	Dec. 31,
Location	2018	2017	2016

Gentor executive office in Toronto, Canada	4	4	4

Turkey (mineral project)	-	-	1

Totals:	4	4	5

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 11, 2019 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options and common share purchase warrants of the Company held by the Company's directors and officers as of April 11, 2019 (each stock option or warrant, as applicable, is exercisable for one common share of the Company).

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Number of Stock Options Held	Number of Warrants Held

Geoffrey G. Farr	350,000	1.03%	31,250 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	62,500 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

Donat K. Madilo	212,500	0.63%	25,000 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	25,000 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

Arnold T. Kondrat	17,033,188	50.24%	nil	1,027,500 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

Richard J. Lachcik	600,000	1.77%	18,750 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	125,000 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

William R. Wilson	70,000	0.21%	18,750 stock options exercisable at a price of Cdn$1.20 per share until May 23, 2019.	10,000 common share purchase warrants exercisable at a price of Cdn$0.075 per share until November 13, 2019.

Equity Compensation Plans

The Company has a stock option plan, which was established in 2011 (the "Option Plan"). As of April 11, 2019, there are outstanding under the Option Plan 93,750 stock options. The following is a summary of certain terms of the Option Plan.

(a)

Stock options may be granted from time to time by the Board to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the Board at the time of the granting of the stock options.

(b)

The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Option Plan shall not at any time exceed 10% of the total number of outstanding common shares, from time to time.

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

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 11, 2019.

Number of common shares
Number of common shares	Exercise price of	remaining available
to be issued upon exercise of	outstanding stock	for future issuance
stock options outstanding	options per share	(excluding outstanding awards)

93,750 (1)	Cdn$1.20	3,296,924 common shares
__________________________________

(1)	Each of these stock options was granted on May 23, 2014, expires on May 23, 2019 and vested at the rate of 25% every 6 months after the grant date.

A copy of the Option Plan is incorporated by reference into this Form 20-F as Exhibit 4.1.

Item 7. Major Shareholders and Related Party Transactions

A. Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following is the only person or company who beneficially owns 5% or more of the outstanding common shares of the Company.

	Number of Shares	Percentage of Outstanding
Name of Shareholder	Beneficially Owned (1)	Common Shares (1)

Arnold T. Kondrat (2)	17,033,188 (3)	50.24%
__________________________________

(1)	The information in these columns of the table is as at April 11, 2019.

(2)	Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

(3)

With respect to the common shares of the Company currently held by Mr. Kondrat, 1,012,500 of such shares were acquired by Mr. Kondrat in 2015, 2,055,000 of such shares were acquired by Mr. Kondrat in 2017, and 10,725,000 of such shares were acquired by Mr. Kondrat in 2018. See also Item 6.E. of this Form 20-F with respect to the common share purchase warrants of the Company held by Mr. Kondrat.

The shareholder disclosed above does not have any voting rights with respect to his common shares of the Company that are different from any other holder of common shares of the Company.

As of April 11, 2019, based on the Company’s shareholders’ register, there were 23 shareholders of record of the Company’s common shares in the United States, holding 13.31% of the outstanding common shares of the Company.

Control by Foreign Government or Other Persons

To the best of the knowledge of management of the Company, other than as disclosed in this Form 20-F, the Company is not directly or indirectly owned or controlled by another corporation, any foreign government, or any other natural or legal person, severally or jointly.

Change of Control

As of the date of this Form 20-F, there are no arrangements known to the Company which may at a subsequent date result in a change in control of the Company.

B. Related Party Transactions

See Item 4.A. of this Form 20-F for information with respect to the private placement financings carried out by the Company in 2017 and 2018 involving directors and officers of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2018.

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

Year	High (Cdn$)	Low (Cdn$)
2018	$0.12	$0.06
2017	$0.20	$0.08
2016	$0.20	$0.04
2015	$0.80	$0.20
2014	$2.00	$0.28

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2019	$0.06	$0.045
December 31, 2018	$0.10	$0.06
September 30, 2018	$0.10	$0.06
June 30, 2018	$0.115	$0.06
March 31, 2018	$0.14	$0.09
December 31, 2017	$0.20	$0.105
September 30, 2017	$0.16	$0.08
June 30, 2017	$0.20	$0.08
March 31, 2017	$0.12	$0.12

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2019 (to April 11) (1)	-	-
March 2019	$0.060	$0.055
February 2019	$0.055	$0.045
January 2019	$0.055	$0.055
December 2018	$0.060	$0.060
November 2018	$0.075	$0.060
October 2018	$0.100	$0.100

__________________________________
(1)        The common shares of the Company did not trade on the TSX-V during this period.

OTC Pink and OTCQB

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink and the OTCQB, as applicable.

Year	High (US$)	Low (US$)
2018	$0.134	$0.0468
2017	$0.134	$0.134
2016	$0.128	$0.056
2015	$0.776	$0.128
2014	$1.784	$0.368

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company, as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2019	$0.047	$0.047
December 31, 2018 (1)	-	-
September 30, 2018 (1)	-	-
June 30, 2018 (1)	-	-
March 31, 2018 (1)	-	-
December 31, 2017 (1)	-	-
September 30, 2017	$0.134	$0.134

Quarter Ended	High (US$)	Low (US$)
June 30, 2017 (1)	-	-
March 31, 2017	$0.056	$0.056

__________________________________
(1)        The common shares of the Company did not trade on the OTC Pink during these periods.

The common shares of the Company did not trade on the OTC Pink between October 1, 2018 and April 11, 2019 except during February 2019. The high and low sale price in United States dollars for the common shares of the Company during February 2019 as traded on the OTC Pink was US$0.047 and US$0.047, respectively.

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

The Company's authorized share capital consists of US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share, of which 33,906,742 common shares were issued and outstanding as of April 11, 2019. The following is a summary of the material provisions attaching to the common shares:

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

General U.S. Tax Consequences Related to the Ownership and Disposition of Common Shares by Non-U.S. Holders

Distributions on Common Shares

The Company does not intend to pay any dividends on the Common Shares in the foreseeable future. In the event that the Company pays dividends on the Common Shares, a non-U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to treat such distribution as a dividend to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes. To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (i) as a tax-free return of capital to the extent of a non-U.S. Holder’s tax basis in the Common Shares and (ii) thereafter as gain from the sale or exchange of such shares. Any such distributions would also be subject to the discussions below regarding backup withholding and FATCA (as defined below).

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

FATCA withholding may apply to payments of dividends in respect of the Common Shares if the payee does not provide documentation (typically IRS Form W-9 or the relevant IRS Form W-8) providing the required information or establishing compliance with, or an exemption from, FATCA. FATCA is particularly complex and its application remains uncertain. Non-U.S. Holders should consult their own tax advisors regarding how these rules may apply in their particular circumstances.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 9 to the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2018 and 2017 filed as part of this Form 20-F.

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

By amended memorandum of association effective on October 10, 2018, the authorized share capital of the Company was increased by changing the authorized share capital of the Company from US$50,000 divided into 62,500,000 common shares with a par value of US$0.0008 per share to US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share.

14.C.

Not applicable.

14.D.

Not applicable.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

(a)   Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2018. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2018 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2018 and no material weaknesses were discovered.

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

(d)   Changes in Internal Control over Financial Reporting

There were no changes in the Company’s internal control over financial reporting during the year ended December 31, 2018, that management believes have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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

Item 16.B. Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company’s principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 11.1. A copy of the Code may also be obtained from the Chief Financial Officer of the Company at (416) 361-2510 and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.gentorresources.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

Item 16.C. Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (UHY McGovern Hurley LLP) with respect to each of the years ended December 31, 2018 and December 31, 2017. All dollar amounts are exclusive of applicable taxes.

	2018	2017

Audit Fees	US$23,462	US$23,124
Audit-Related Fees	-	-
Tax Fees	US$2,273	US$3,854
All Other Fees	-	-

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

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2018.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-22.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT
NUMBER	DESCRIPTION

1.1	Memorandum and articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company’s Form 6-K filed on March 9, 2012)

4.1	Company's Stock Option Plan (incorporated by reference from Exhibit 4.2 to the Company’s Form 20-F filed on April 30, 2012)

8.1	List of subsidiaries (incorporated by reference from Exhibit 8.1 from the Company’s Form 20-F filed on May 2, 2016)

11.1	Company's Business Conduct Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company’s Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2018

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2019.

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2018 and 2017
(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Gentor Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. and its subsidiary (the Company) as of December 31, 2018 and 2017, and the related consolidated statements of operations and comprehensive loss, consolidated statements of cash flows, and consolidated statements of shareholders’ deficiency, for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company’s operating loss, working capital deficiency and accumulated deficit as at December 31, 2018 raise substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

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

UHY McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

We have served as the Company’s auditor since 2015.

Toronto, Ontario
April 18, 2019

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)
	As at	As at
	December 31, 2018	December 31, 2017

ASSETS
Current
Cash	$6,054	$66,938
Due from related parties (note 5)	156,830	145,325
Advances receivable	14,529	-
Total current assets	177,413	212,263

Capital assets (note 4)	-	189
Assets from discontinued operations (note 6)	-	5,531

Total assets	$177,413	$217,983

LIABILITIES
Current
Accounts payable	$351,877	$304,110
Accrued liabilities	120,000	161,461
Due to related parties (note 5)	108,341	255,826
Common share purchase warrants liability (note 7d)	59,740	368,082
Total current liabilities	639,958	1,089,479

Liabilities from discontinued operations (note 6)	-	5,358
Total liabilities	$639,958	$1,094,837

SHAREHOLDERS' DEFICIENCY
Authorized 500,000,000 Common Shares, $0.0008 per share par value (note 7a) Issued and outstanding 33,906,742 Common Shares (December 31, 2017 - 21,906,742) (note 7b)	27,125	17,525
Additional paid-in capital	43,100,920	42,655,469
Deficit accumulated during the exploration stage	(43,590,590)	(43,549,848)
Total shareholders' deficiency	(462,545)	(876,854)

Total liabilities and shareholders' deficiency	$177,413	$217,983

Nature of operations and going concern (note 1)
Commitment and contingency (note 10)
Subsequesnt events (note 11)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Stated in US dollars)
	For the year	For the year	For the year
	ended December	ended December	ended December
	31, 2018	31, 2017	31, 2016

Expenses
Management fees	$109,256	$111,364	$108,432
Consulting fees	2,434	-	-
Professional fees	63,111	62,871	72,234
General and administrative expenses	196,488	79,927	116,135
Depreciation and amortization	189	255	501
Net operating loss	(371,478)	(254,416)	(297,302)
Other income	591	212	46
Foreign exchange gain (loss)	21,976	(13,681)	12,056
Gain (loss) on common share purchase warrants (note 7d)	308,342	(33,973)	10,863
Net loss from continuing operations	(40,569)	(301,859)	(274,337)

Net loss from discontinued operations (note 6)	(173)	(13,031)	(88)

Net loss and comprehensive loss	$(40,742)	$(314,890)	$(274,424)

Net loss per share - Continuing Operations - basic (note 7(e))	$(0.00)	$(0.02)	$(0.02)
Net loss per share - Continuing Operations - diluted	$(0.00)	$(0.02)	$(0.02)
Net loss per share - Discontinued Operations - basic and diluted	$(0.00)	$(0.00)	$(0.00)
Net loss per share - basic and diluted	$(0.00)	$(0.02)	$(0.02)

Weighted average number of shares - basic and diluted	26,783,454	13,221,798	11,906,730

See accompanying notes to the consolidated financial statements
A reconciliation for the restated comparative year (2016) is provided in Note 6

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

	For the year	For the year	For the year
	ended December	ended December	ended December
	31, 2018	31, 2017	31, 2016

Operating activities:
Net loss from continuing operations	$(40,569)	$(301,859)	$(274,337)
Adjustments required to reconcile net loss with net cash used in operating activities
Depreciation and amortization	189	255	501
(Gain) loss on common share purchase warrants (Note 7d)	(308,342)	33,973	(10,863)
Stock based compensation	-	-	3,208
Changes in non-cash working capital balances
Advances receivable	(14,529)	-	-
Due from related parties	(11,505)	(103,591)	7,431
Due to related parties	44,218	25,520	132,616
Accounts payable	47,767	4,536	(21,352)
Accrued liabilities	(41,461)	414	41,047
Cash utilized in operating activities	(324,232)	(340,752)	(121,749)

Financing activities:
Proceeds from share issuances, net of costs	263,348	392,699	-
Cash provided by financing activities	263,348	392,699	-

Net cash (outflow) inflow	(60,884)	51,947	(121,749)
Cash (outflows) inflows from discontinued operations (Note 6)	(1,827)	(469)	9,970
Cash, beginning of year	68,765	17,287	129,066
Cash, end of year	$6,054	$68,765	$17,287

Cash at the end of the year relates to:
Continuing operations	6,054	66,938	1,309
Discontinued operations	-	1,827	15,978
	$6,054	$68,765	$17,287

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY
(Stated in US dollars)

	Number of	Common			Total
	common	shares	Additional paid-	Accumulated	shareholders'
	shares	amount	in capital	deficit	deficiency

Balance at January 1, 2016	95,253,840	$9,525	$42,601,670	$(42,960,534)	$(349,339)

Stock-based compensation expense (note 7c)	-	-	3,208	-	3,208

Net loss for the year	-	-	-	(274,424)	(274,424)

Balance at December 31, 2016	95,253,840	$9,525	$42,604,878	$(43,234,958)	$(620,555)

Net loss for the year	-	-	-	(314,890)	(314,890)

Share consolidation	(83,347,098)	-	-	-	-

Common shares issued (note 7b)	10,000,000	8,000	50,591	-	58,591

Balance at December 31, 2017	21,906,742	$17,525	$42,655,469	$(43,549,848)	$(876,854)

Net loss for the year	-	-	-	(40,742)	(40,742)

Common shares issued (note 7b)	12,000,000	9,600	445,451	-	455,051

Balance at December 31, 2018	33,906,742	$27,125	$43,100,920	$(43,590,590)	$(462,545)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

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

In November 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (which was the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.

GOING CONCERN

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2018, the Company had a net loss and comprehensive loss of $40,742 (2017 - $314,890 and 2016 - $274,424). The Company also had a deficit accumulated during the exploration stage of $43,590,590 as at December 31, 2018 (December 31, 2017 – $43,549,848), and a working capital deficiency of $462,545 as at December 31, 2018 (December 31, 2017 - $877,216).

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its ongoing working capital and other cash requirements. The Company’s continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

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
For the years ended December 31, 2018, 2017 and 2016

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

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred (See Note 6 Discontinued Operations).

c)	CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment	-	Straight line basis over four years

Leasehold improvements	-	Straight line basis over five years

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

d)	ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses were recorded during the years ended December 31, 2018, 2017 and 2016.

e)	ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2018 and 2017.

f)	STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 7(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2018 and 2017, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company’s shares trade on a Canadian exchange, stock options are determined to be equity instruments.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

g)	CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)	FOREIGN EXCHANGE

The Company’s functional and reporting currency is United States dollars. The functional currency of the foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of operations and comprehensive loss.

i)	USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to estimation of deferred income taxes, tax loss recoverability and fair value estimates for stock options and common share purchase warrants.

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

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

Fair Value

The Company follows “Accounting Standards Codification” ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the years ended December 31, 2018, 2017 and 2016, common share purchase warrants denominated in Canadian dollars have been recognized as fair value derivative instruments.

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
For the years ended December 31, 2018, 2017 and 2016

k)	INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset / liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to nil at the balance sheet date.

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

When an operation is classified as a discontinued operation, the Company’s comparative consolidated financial statements must be represented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held its mineral properties in Turkey (See Note 6).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

n)	ACCOUNTING CHANGES

During 2018, the Company adopted new standards, interpretations, amendments and improvements of existing standards including:

1.

Accounting Standard Update (“ASU”) No. 2016-15, “Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments”. This standard update did not have any material impact on the Company’s consolidated financial statements.

2.

ASU No. 2017-09, “Compensation – Stock Compensation (Topic 718): scope modification accounting”. This new standard and change did not have any material impact on the Company’s consolidated financial statements.

o)	ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2019. Updates that are not applicable or are not consequential to the Company have been excluded.

In June 2018, FASB issued ASU 2018-07 “Compensation—Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting”. The amendments in this ASU expand the scope of Topic 718 to include share-based payment transactions for acquiring goods and services from nonemployees. An entity should apply the requirements of Topic 718 to nonemployee awards except for specific guidance on inputs to an option pricing model and the attribution of cost (that is, the period of time over which share-based payment awards vest and the pattern of cost recognition over that period). The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor’s own operations by issuing share-based payment awards. The amendments also clarify that Topic 718 does not apply to share-based payments used to effectively provide (1) financing to the issuer or (2) awards granted in conjunction with selling goods or services to customers as part of a contract accounted for under Topic 606, Revenue from Contracts with Customers. The amendments in this ASU are effective for public business entities for fiscal years beginning after December 15, 2018, including interim periods within that fiscal year. Early adoption is permitted, but no earlier than an entity’s adoption date of Topic 606 Revenue from Contract with Customers. The Company is currently evaluating its impact on the consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

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

On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (being the Company’s only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017. See Note 6.

4.	CAPITAL ASSETS

December 31, 2018		Accumulated	Net Book
	Cost	Depreciation	Value

Office Equipment	$45,566	$(45,566)	-
Leasehold improvements	440,329	(440,329)	-
	$485,895	$(485,895)	-

December 31, 2017		Accumulated	Net Book
	Cost	Depreciation	Value

Office Equipment	$45,566	$(45,377)	$189
Leasehold improvements	440,329	(440,329)	-
	$485,895	$(485,706)	$189

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

5.	RELATED PARTY TRANSACTIONS

As of December 31, 2018, an amount of $97,856 (December 31, 2017 - $243,207) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both management fees in arrears and advances.

As of December 31, 2018, an amount of $10,485 (December 31, 2017 – $10,485) was owed to Kuuhubb Inc. (formerly Delrand Resources Limited, “Kuuhubb”), a company with a common director, for the payment of general and administrative expenses by Kuuhubb.

As of December 31, 2018, an amount of $156,830 (December 31, 2017 - $145,325) was owed by Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

6.	DISCONTINUED OPERATIONS

In November 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project in Turkey (being the Company’s only project). The Company has relinquished the Karaburun project and discontinued its operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.

As a result of the foregoing, the assets and liabilities related to the Karaburun project were re-classified as held for sale as at December 31, 2017 and the comparative period. For the year ended December 31, 2018, all assets and liabilities held for sale were disposed.

The operating results of the discontinued operations were as follows:

	For the year	For the year	For the year
	ended December	ended December	ended December
	31, 2018	31, 2017	31, 2016
Expenses
Field camp expenses	$-	$-	$25,654
Professional fees	-	2,149	2,494
General and administrative expenses	-	10,867	18,293
Impairments	173	295	-
Depreciation and amortization	-	24	10,408
Net operating loss	(173)	(13,335)	(56,849)
Other income	-	-	57,226
Foreign exchange (loss) gain	-	304	(465)
Net loss from discontinued operations	$(173)	$(13,031)	$(88)

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

The cash flows from discontinued operations were as follows:

	For the year ended
	December 31,	December 31,	December 31,
Cash Flows from discontinued operations	2018	2017	2016
Net loss from discontinued operations	$(173)	$(13,031)	$(88)
Add items not affecting cash:
Depreciation	-	24	10,408
Impairments	-	295	-
Change in non-cash working capital items
Prepaids and advances	3,704	7,567	2,550
Accounts payable	(5,358)	4,676	(2,899)
Cash (utilized in) / generated by operating activities - discontinued operations	(1,827)	(469)	9,970
Cash (outflows) inflows from discontinued operations	$(1,827)	$(469)	$9,970
Cash - discontinued operations	$-	$1,827	$15,978

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

7.	SHARE CAPITAL

a)	Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

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

In November 2017, the Company closed a non-brokered private placement of 10,000,000 units of the Company at a price of Cdn $0.05 per unit for total gross proceeds of Cdn $500,000 (US $392,700). Each such unit was comprised of one common share of the Company and one half of one warrant of the Company, with each full warrant entitling the holder to purchase one common share of the Company at a price of Cdn $0.075 for a period of two years. Directors and officers of the Company purchased 2,500,000 of the said units.

In June 2018 the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$400,000 (US $301,500). Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$200,000 (US $153,551). Directors and officers of the Company purchased 3,075,000 of the said shares.

As of December 31, 2018, the Company had 33,906,742 issued and outstanding common shares (December 31, 2017 – 21,906,742).

c)	Stock-Based Compensation

On December 14, 2011, the Company established a new stock option plan (the “Plan”). In establishing the Plan, the Company’s board of directors also provided that no additional awards will be made under the Company’s 2010 Performance and Equity Incentive Plan (the “2010 Plan”) and terminated the 2010 Plan effective upon the exercise, expiry, termination or cancellation of all of the outstanding stock options that were granted under the 2010 Plan. Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares, from time to time. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company’s common shares on the TSX Venture Exchange prior to the date the stock option is granted.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

On May 23, 2014, 210,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $1.12 (Cdn$1.20) for a period of 5 years. The options vested at a rate of 25% on each six-month anniversary of the grant date.

The following table summarizes the stock option information for the years ended December 31, 2018 and 2017:

			Weighted	Weighted
		Weighted	average	average
		average	grant date	remaining
	Number of	exercise	fairvalue	contractual
	options	price ($Cdn)	($Cdn)	life (in years)
Closing Balance, December 31, 2016	156,250	1.20	0.48	2.39
Closing Balance, December 31, 2017	156,250	1.20	0.48	1.39
Forfeited	(62,500)	1.20	0.48
Closing Balance, December 31, 2018	93,750	1.20	0.48	0.39

During the year ended December 31, 2018, the Company recognized $nil as stock-based compensation expense (included in general and administrative expenses) (year ended December 31, 2017 and 2016 - $nil and $3,208, respectively). As at December 31, 2018, the unrecognized stock based compensation expense is $nil (December 31, 2017 - $nil).

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following assumptions for the options granted in 2014:

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
For the years ended December 31, 2018, 2017 and 2016

(iv)	Expected dividends: $Nil

d)	Canadian Dollar Common Share Purchase Warrants

As at December 31, 2018, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 5,000,000 common shares of the Company (December 31, 2017 – 5,000,000), as set out in the following table:

				Fair value as at
	Number of	Fair value on	Fair value as at	December 31,	Gain on
Issue date	warrants	issuance	December 31, 2017	2018	derivatives
November 13, 2017	5,000,000	$334,109	$368,082	$59,740	$308,342

(1) The exercise price for the Canadian dollar common share purchase warrants is Cdn $0.075 for one share and converted at day of issue.

As of December 31, 2018, the weighted average fair value per Canadian dollar common share purchase warrants was $0.06 (2017 - $0.06) .

The Black-Scholes option-pricing model is used to estimate the fair value of the common share purchase warrants using the following assumptions:

(i)	Risk-free interest rate: 1.86% (2017 – 1.68%), which is based on the Bank of Canada benchmark bonds with 2 years maturity
(ii)	Expected volatility: 94% (2017 – 100%)
(iii)	Expected life: 0.87 year (2017 – 2 year)
(iv)	Expected dividends: $Nil (2017 - $Nil)
(v)	Exercise price in Canadian dollars: $0.075

e)	Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2018, amounting to 26,783,454 common shares (years ended December 31, 2017 and 2016 – 13,221,798 and 11,906,730, respectively).

93,750 stock options (December 31, 2017 – 156,250) and 5,000,000 common share purchase warrants (years ended December 31, 2017 and 2016 – 5,000,000 and nil, respectively) have not been included in the calculation of the weighted average number of diluted common shares outstanding as they are anti-dilutive.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

8.	INCOME TAXES

a)	The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2017 and 2016 - 35%) to the income tax expense is as follows:

Year ended December 31,	2018	2017	2016
	$	$	$
Loss for the year before income tax	(41,000)	(302,000)	(274,425)

Expected income tax recovery based on statutory rate	(9,000)	(106,000)	(92,000)
Adjustment to expected income tax benefit:
permanent differences	44,000	(104,000)	200,000
change in taxe rate	5,360,000	210,000	(108,000)
Change in Benefit of tax assets not recognized	(5,395,000)	-	-
	-	-	-

b)	Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2018	2017
	$	$

Non-capital loss carryforwards	13,330,000	13,483,000
Capital loss carryforwards	25,540,000	25,540,000
Capital assets	127,000	147,000
Others	264,000	328,000
Total:	$39,261,000	$39,498,000

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

The Company has non-capital losses in the United States of approximately $12.9 million available, which may be applied against future taxable income and which expire as follows:

2025	98,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	406,000
2030	952,000
2031	1,553,000
2032	1,483,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
2038	369,000
12,865,000

9.	FINANCIAL RISK MANAGEMENT

a)	FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company’s operations and financial results. A portion of the Company’s transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of operations and comprehensive loss. The Company has not used derivatives instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2018. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company’s net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at December 31, 2018.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2018, 2017 and 2016

Canadian
Dollars
Cash	$7,351
Prepaids and advances	-
Accounts payable	(105,899)
Accrued liabilities	-
Total foreign currency working capital	(98,548)
US$ exchange rate at December 31, 2018	0.7330
Total foreign currency net working capital in US$	(72,236)
Impact of a 10% strengthening of the US$ on net loss	(7,224)

b)	MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c)	DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2018, the carrying values of the Company’s cash, due from related parties, advances receivable, accounts payable, due to related parties and accrued liabilities approximate fair value.

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

11.	SUBSEQUENT EVENT

On March 25, 2019 the Company announced a proposed non-brokered private placement of up to 6,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of up to Cdn$300,000. Directors and officers of the Company may purchase some or all of the said shares. Closing of this financing is subject to receipt of all necessary approvals.