Form 20-F
period 2019-12-31
GENTOR RESOURCES INC.
filed 2020-05-06
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

________________

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2019

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

Cayman Islands

(Jurisdiction of Incorporation of Organization)

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

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2019:

38,906,742 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes ___        No   X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes ___        No  X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes   X    No ___

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes   X    No ___

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ___	Accelerated filer ___	Non-accelerated filer X Emerging growth company ___

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ___

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X	International Financial Reporting Standards as issued by the International Accounting Standards Board	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

___ Item 17                 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ____        No   X

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

Table of Contents
(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements").  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company's plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: activities of the Company may be adversely impacted by the continued spread of "COVID-19" (as defined below), including the ability of the Company to secure additional financing; having relinquished its only project (the Karaburun project in Turkey) at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms (the continued spread of COVID-19 may also adversely impact the ability of the Company to identify and acquire a suitable asset or business); uncertainties relating to the availability and costs of financing in the future; changes in equity markets; inability to attract and retain key management; the Company's history of losses and expectation of future losses; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

Item 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2019, 2018, 2017, 2016 and 2015.  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F.  Historical results from any prior period are not necessarily indicative of results to be expected for any future period.  For the years ended December 31, 2016 and December 31, 2015, the previously reported amounts have been restated to reflect the discontinuation of the Karaburun project in Turkey.

	(in US$000 except per share data)

	2019	2018	2017	2016	2015
Revenue	$-	$-	$-	$-	$-
Net operating loss	(535)	(372)	(254)	(297)	(518)
Net loss from continuing operations	(296)	(41)	(302)	(274)	(204)
Net loss	(296)	(41)	(315)	(274)	(181)
Net loss per share	(0.01)	(0.00)	(0.02)	(0.02)	(0.02)
Current assets	183	177	212	43	192
Total assets	183	177	218	71	204
Total liabilities	713	640	1,095	692	553
Net assets	(530)	(463)	(877)	(621)	(349)
Additional paid-in capital	43,325	43,101	42,656	42,605	42,602
Shareholders' equity (deficiency)	(530)	(463)	(877)	(621)	(349)
Weighted average common shares outstanding (in thousands) (1)	37,153	26,784	13,222	11,907	11,260

______________________________
(1) Adjusted to reflect the eight to one share consolidation effected by the Company in September 2017.

Exchange Rates

On April 14, 2020, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.3903.  The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2019	2018	2017	2016	2015
Average (1)	1.3232	1.2999	1.2971	1.3229	1.2906

______________________________
(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Rate	November 2019	December 2019	January 2020	February 2020	March 2020	April 2020 (1)
High	1.3317	1.3298	1.3220	1.3411	1.4539	1.4222
Low	1.3145	1.2962	1.2964	1.3217	1.3334	1.3903

______________________________
(1) Provided for the period from April 1, 2020 to April 14, 2020.

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

The Company's activities could be adversely impacted by the outbreak of contagious diseases, including the effect of the spread of coronavirus.

The Company is susceptible to risks related to the outbreak of contagious diseases, including the recent widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19").  The Company's activities could be adversely impacted by the effects of COVID-19 (as well as any other outbreak of contagious diseases).  During 2019, COVID-19 emerged in China and has now spread to many other countries, including Canada, and infections have been reported globally.  The extent to which COVID-19 impacts the Company's activities, including the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak (including the travel and quarantine restrictions currently being imposed by governments of affected countries).  In particular, the continued spread of COVID-19 globally could materially and adversely impact Company activities including, without limitation, employee health and productivity and limitations on travel, and other factors that will depend on future developments beyond the Company's control, all of which may have a material and adverse effect on the Company.  There can be no assurance that personnel of the Company will not be impacted by COVID-19 and ultimately see workforce productivity reduced or incur increased costs, including but limited to medical and insurance premiums.  In addition, COVID-19 has resulted in a widespread global health crisis that has already significantly adversely affected global economies and capital markets, resulting in an economic downturn that could become much worse and have an adverse effect on the Company's future prospects, including its ability to secure financing from capital markets.

Having relinquished its only project (the Karaburun project in Turkey) at the end of 2017, the Company currently does not have any commercial operations and has no material assets.  An investment in the Company's common shares is highly speculative, and is suitable only to those investors who are prepared to risk the loss of their entire investment.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company's only project).  The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms (the continued spread of COVID-19 may also adversely impact the ability of the Company to identify and acquire a suitable asset or business).  Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction.  The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant and which may also result in a change of control of the Company.  As well, given the current economic climate and state of capital markets, including the effects of the public health crisis resulting from COVID-19, the ability to raise funds may prove difficult.

The directors and officers of the Company will only devote a portion of their time to the business and affairs of the Company and some of them are or will be engaged in other projects or businesses such that conflicts of interest may arise from time to time.

As a result of these factors, an investment in the Company's common shares is suitable only to investors who are willing to rely solely on the management of the Corporation and who can afford to lose their entire investment.  Those investors who are not prepared to do so should not invest in the Company's common shares.

The auditor's report with respect to the financial statements included in this Form 20-F contains an explanatory paragraph in respect of there being significant doubt about the Company's ability to continue as a going concern.

The auditor's report issued in respect of the Company's 2019 annual consolidated financial statements contains the following paragraph:

"We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter."

Therefore, as indicated in the auditor's report for the fiscal year ended December 31, 2019, there is significant doubt about the Company's ability to continue as a going concern.  The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company's securities would have little or no value.

The Company expects to raise additional capital through equity financing in the future, which would cause dilution and loss of voting power with respect to the Company's existing shareholders.

The Company expects to undertake in the future additional offerings of common shares of the Company or of securities convertible into common shares of the Company.  The increase in the number of common shares issued and outstanding and the possibility of sales of such common shares may depress the price of the Company's common shares.  In addition, as a result of such additional common shares, the voting power and ownership interest of the Company's existing shareholders would be diluted.

Notwithstanding that the Company expects to undertake in the future additional equity fiancings, given the current economic climate and state of capital markets, including the effects of the public health crisis resulting from COVID-19, the ability to raise funds may prove difficult.

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

Various market factors, both related and unrelated to the Company's performance, could cause the market price for the Company's securities to fluctuate significantly and could have a material adverse effect on an investor's investment in the Company.

There can be no assurance that an active market for the Company's securities will be attained or sustained.  The market price of the Company's securities may fluctuate significantly based on a number of factors, some of which are unrelated to the performance or prospects of the Company.  These factors include macroeconomic developments in North America and globally, market perceptions of the attractiveness of particular industries, the attractiveness of alternative investments, currency exchange fluctuation, and the Company's financial condition or results of operations as reflected in its financial statements.  These factors also currently include the impact of COVID-19, which has resulted in a widespread global health crisis that has significantly adversely affected global economies and capital markets, resulting in extreme volatility in capital markets.  Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: lessening in trading volume and general market interest in the Company's securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company's public float may limit the ability of some institutions to invest in the Company's securities; the public's reaction to the Company's press releases, other public announcements and the Company's filings with the various securities regulatory authorities; the arrival or departure of key personnel; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company's securities to be delisted from any exchange on which they are listed at that time, further reducing market liquidity.  If there is no active market for the securities of the Company, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline.  If such a market does not develop, investors may lose their entire investment in the Company's securities.

The Company expects that it will be treated as a U.S. domestic corporation for U.S. federal income tax purposes.

The Company believes that it should be treated as a U.S. domestic corporation for U.S. federal income tax purposes under Section 7874 of the U.S. Internal Revenue Code and be subject to U.S. tax on its worldwide income.  Treatment of the Company as a U.S. corporation for U.S. federal income tax purposes may have adverse tax consequences for non-U.S. shareholders.  Holders of the Company's common shares are urged to consult their own tax advisors regarding the acquisition, ownership and disposition of the Company's common shares.  This paragraph is only a brief summary of these tax rules and is qualified in its entirety by the section below entitled "Certain United States Federal Income Tax Considerations".

The Company has a history of losses and may never achieve revenues or profitability.

The Company has incurred losses since its inception, the Company expects to incur losses for the foreseeable future and there can be no assurance that the Company will ever achieve revenues or profitability.  The Company incurred the following net losses during each of the following periods:

  US$295,868 for the year ended December 31, 2019 (the net operating loss for the year ended December 31, 2019 was US$534,783);
  US$40,742 for the year ended December 31, 2018 (the net operating loss for the year ended December 31, 2018 was US$371,478);
  US$314,890 for the year ended December 31, 2017;
  US$274,424 for the year ended December 31, 2016; and
  US$180,847 for the year ended December 31, 2015.

The Company had an accumulated deficit of US$43,886,458 as of December 31, 2019.

The Company is a foreign corporation and the Company's directors and officers except one director are outside the United States, which may make enforcement of civil liabilities difficult.

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

Litigation may adversely affect the Company's financial position or results of operations.

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

Increased sales of the Company's common shares by shareholders could lower the market price of the shares.

Sales of a large number of the Company's common shares in the public markets, or the potential for such sales, could decrease the trading price of such shares and could impair Gentor's ability to raise capital through future sales of common shares.

Fluctuations in currency could have a material impact on the Company's financial statements.

The Company uses the U.S. dollar as its functional currency.  Fluctuations in the value of the U.S. dollar relative to other currencies could have a material impact on the Company's consolidated financial statements by creating gains or losses.  No currency hedge policies are in place or are presently contemplated.

The loss of key management personnel or the inability to recruit additional qualified personnel may adversely affect the Company's business.

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

The Company has not paid out any cash dividends to date and has no plans to do so in the immediate future.  As a result, an investor's return on investment in the Company's common shares will be solely determined by his or her ability to sell such shares in the secondary market.

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

In March 2010, the Company completed the acquisition of all of the outstanding shares of APM Mining Limited (which subsequently changed its name to Gentor Resources Limited) ("Oman Holdco"), a British Virgin Islands company, in exchange for the issuance by the Company of a total of 1,295,250 common shares.  In connection with this acquisition, the Company issued an additional 312,500 common shares pursuant to an amendment to the earn-in agreement between Al Fairuz Mining Company, LLC and Oman Holdco (the "Block 5 Earn-In Agreement"), which increased from 50% to 65% the equity interest in Al Fairuz Mining Company, LLC that Oman Holdco had the right to earn.  Also in connection with the acquisition of Oman Holdco, the Company reconstituted its board of directors and appointed new officers.

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

In November 2011, the Company's common shares commenced trading on the TSX Venture Exchange under the trading symbol "GNT". Also in November 2011, the Company completed (a) a brokered private placement financing for total gross proceeds of Cdn$2,163,000 (GMP Securities L.P. acted as the Company's agent in respect of this financing), and (b) a non-brokered private placement financing for total gross proceeds of Cdn$1,222,500.

In February 2012, Gentor completed a corporate reorganization (the "Corporate Reorganization"), as a result of which Gentor's corporate jurisdiction was moved from Florida to the Cayman Islands.  The Corporate Reorganization was effected by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands.  Shareholders approved the Corporate Reorganization at the special meeting of shareholders held on February 24, 2012.  Gentor believes that the change in its corporate jurisdiction to the Cayman Islands exposes the Company to business and financial advantages that may not otherwise have been as accessible to the Company.  In particular, Gentor believes that the Corporate Reorganization resulted in simplification of the Company's compliance with regulatory requirements and an enhanced ability to raise capital in Canadian, U.S. and international markets.  As the Corporate Reorganization was effected solely to change the corporate jurisdiction of the Company, it did not result in any change in the Company's daily business operations, management, location of the principal executive offices or its assets or liabilities.

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

In June 2012, the Company announced maiden Canadian National Instrument 43-101 mineral resource estimates for the Mahab 4 and Maqail South prospects at the Company's Block 5 property in Oman.

In October 2013, the Company announced that (a) the Company's search for Cyprus-type VMS deposits in Turkey has resulted in the identification in northern Turkey of several surface gossans in distal VMS settings and led to the signing by the Company's local subsidiary in Turkey of two new joint venture option agreements with local Turkish groups (one of these agreements relates to the Company's relinquished Karaburun project, which is discussed below), (b) having discovered further VMS mineralisation, but of insufficient size to eventually establish a commercial mining operation at the Hacimeter Project, Gentor allowed the Hacimeter Option to expire without continuing to form a joint venture, and (c) in light of continued depressed market conditions, Gentor was proposing to undertake a strategic review of its Oman properties over the coming months.

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

In February 2014, Arnold T. Kondrat was appointed President and Chief Executive Officer of the Company replacing Dr. Peter Ruxton (Mr. Kondrat was Executive Vice-President of the Company prior to this appointment), and two new directors, Richard J. Lachcik and William R. Wilson, were appointed to Gentor's board of directors, replacing David Twist and Rudolph de Bruin.

Also in February 2014, the Company completed a non-brokered arm's length private placement for total gross proceeds of Cdn$150,000.

In April 2014, the Company announced that it had entered into an agreement with Savannah Resources plc ("Savannah") to sell all of Gentor's properties in Oman to Savannah (the "Oman Sale").  The Oman Sale was completed in July 2014.  The Oman Sale was effected by way of the sale to Savannah of all of Gentor's shares in Oman Holdco.  The interests of Gentor in its properties in Oman were held through Oman Holdco.  The Oman Sale reflected Gentor's focus on its copper exploration properties in Turkey.  The consideration for the Oman Sale was comprised of a cash payment of US$800,000 paid to the Company on closing, together with the following deferred consideration (the "Deferred Consideration"):

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

Savannah could elect to pay up to 50% of the above Deferred Consideration by the issue to the Company of ordinary shares of Savannah.  Where Savannah's shares were so issued in satisfaction of Deferred Consideration, the number of shares to be issued would be determined by reference to the volume weighted average price of Savannah's ordinary shares as traded on the AIM market of the London Stock Exchange plc ("AIM") for the 30 trading days prior to the date upon which the relevant Deferred Consideration was payable.

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

In February 2016, Gentor announced that it had signed a letter of intent ("LOI") with Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya") (a Turkish mining company) for a proposed joint venture to further explore and develop Gentor's Karaburun project.  The LOI set out the intention to grant to Lidya an option ("Option") to acquire an 80% interest in the Karaburun project.  The Option was subject to the negotiation and execution of a definitive agreement for the Option contemplated to be signed within 120 days from the signing of the LOI.  The LOI provided that the Option period shall be 24 months from the date of signing the definitive agreement, and that upon signing the LOI Lidya shall make a cash payment to Gentor for US$50,000.

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

Also in November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (this was the Company's only project).  The Company relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.

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

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000.  Mr. Kondrat purchased 3,000,000 of the said shares.

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah relating to the Deferred Consideration payable to Gentor pursuant to the terms of the Oman Sale (see above).  Savannah is an AIM-listed resource development company.  Under the Settlement Agreement, the Company and Savannah agreed to fully settle the Deferred Consideration in exchange for (a) the payment by Savannah to the Company of US$100,000 (with US$50,000 being payable 30 days from the date of signing the Settlement Agreement and US$50,000 being payable six months from the date of signing the Settlement Agreement), and (b) the issuance to the Company by Savannah of US$200,000 worth of Savannah shares (being 3,008,025 shares).  Such shares were subject to a six-month orderly market restriction.

The SEC maintains a website that contains reports, proxy and information statements and other information regarding the Company that has been filed electronically with the SEC at http://www.sec.gov.  The Company's website is www.gentorresources.com.

B.  Business Overview

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (this was the Company's only project).  The Company relinquished the Karaburun project and discontinued operations in Turkey at the end of 2017, and is currently evaluating new business opportunities.

C.  Organizational Structure

The following diagram presents, as of the date of this Form 20-F, the names of the Company's subsidiaries (each of which is inactive) and the jurisdiction where they are incorporated, as well as the percentage of votes attaching to all voting securities of each such subsidiary beneficially owned, or controlled or directed, directly or indirectly, by the Company:

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

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2019 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2019 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2019 incorporated by reference into this Form 20-F as Exhibit 15.1.

C.  Research and Development, Patents and Licenses, etc.

The Company does not carry on any research and development activities.  The Company does not hold any patents.

D.  Trend Information

The Company relinquished its only project, the Karaburun project in Turkey, and discontinued operations in Turkey at the end of 2017.  The Company is currently evaluating new business opportunities.

Additionally, any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse effect on the Company.  For example, the recent outbreak of COVID-19 has resulted in significant restrictive measures being implemented by governments of various countries to control the spread of COVID-19.  Such COVID-19 related restrictions and disruptions, including for employees, experts and suppliers across different industries, may negatively impact the Company's activities.  In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company's ability to access or raise capital through issuances of the Company's securities and the ability of the Company to identify and acquire a suitable business.

E.  Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G.  Safe Harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served Since

Arnold T. Kondrat (1)	67	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)

Donat K. Madilo	58	Chief Financial Officer	March 8, 2010

Geoffrey G. Farr	53	Corporate Secretary	April 7, 2011

Richard J. Lachcik (1)	62	Director	February 13, 2014

William R. Wilson (1)	77	Director	February 13, 2014

(1) Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry.  During this time he has been a senior officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States, including principal founder of several of these companies.  In addition to his positions with Gentor, Mr. Kondrat is also presently Chief Executive Officer and a director of Loncor Resources Inc. ("Loncor") (a gold exploration company listed on the Toronto Stock Exchange), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).  He was a senior officer of Banro Corporation ("Banro") (a mining company with gold mines in the Democratic Republic of the Congo (the "DRC")) from 1994 to 2017.

Donat K. Madilo - Mr. Madilo has over 30 years of experience in accounting, administration and finance in the DRC and North America.  He held senior officer positions with Banro from 1996 to 2018 (including Senior Vice President, Commercial & DRC Affairs and Chief Financial Officer).  In addition to being Chief Financial Officer of Gentor, he is also presently Chief Financial Officer of Loncor.  Mr. Madilo's previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC.  He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Geoffrey G. Farr - Mr. Farr has been a partner of the law firm Dickinson Wright LLP (which acts as legal counsel to Gentor) from July 2019 to present.  He practices corporate and securities law.  From February 2011 to June 2019, Mr. Farr was General Counsel to and Corporate Secretary of each of Gentor and Loncor (he remains Corporate Secretary of each).  From February 2011 to October 2018, Mr. Farr was Vice President, General Counsel and Corporate Secretary of Banro Corporation, and from June 2017 to January 2019, he was General Counsel to and Corporate Secretary of Kuuhubb Inc. (a company listed on the TSX Venture Exchange focused on lifestyle and mobile video game applications).  Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies.  He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen's University.

Richard J. Lachcik - Prior to his retirement in 2017, Mr. Lachcik practiced corporate and securities law in Toronto, Canada for over 30 years.  His practice included extensive experience in representing public companies, as well as acting for a number of investment dealers.  He has been an officer and director of a number of Canadian public resource companies.

William R. Wilson - Mr. Wilson is Director, Executive Vice President and Chief Financial Officer of TUVERA Exploration Inc.  TUVERA is a private holding company for the ARVENUT exploration properties in Nevada, Utah and New Mexico.  He has created and managed 11 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine.  Mr. Wilson is a Qualified Professional in Mining, Metallurgy/Processing and Environmental Compliance (Member no. 01063QP) of the Mining and Metallurgical Society of America.  He has a degree in Metallurgical Engineering from the Colorado School of Mines and a Masters of Business Administration degree from the University of Southern California.  Mr. Wilson has been involved in the mining industry for more than 40 years.  He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

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

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2019.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	$103,987	N/A	$10,111	Nil	Nil	$114,098
Donat K. Madilo Chief Financial Officer	$50,000	N/A	$10,111	Nil	Nil	$60,111

______________________________

(1) These amounts represent the grant date fair value of the stock options awarded in 2019 to the Officers, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.  Such grant date fair value was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.065 per share, with the key valuation assumptions being stock price volatility of 119.33%, risk free interest rate of 1.4%, no dividend yield and expected life of 5 years.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2019:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Arnold T. Kondrat	June 24, 2019	250,000	Cdn$0.065 (US$0.05)	June 24, 2024	Nil	N/A	N/A
Donat K. Madilo	June 24, 2019	250,000	Cdn$0.065 (US$0.05)	June 24, 2024	Nil	N/A	N/A

______________________________

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 31, 2019 of Cdn$0.045 as reported by the TSX Venture Exchange, which is equivalent to US$0.035 using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2019:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A

______________________________

(1) Identifies the aggregate dollar value that would have been realized by the Officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2019 for their services in their capacity as directors.

The Company's directors are eligible to receive stock option grants under the Company's stock option plan, as determined by the board of directors of the Company (the "Board").  The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company's common shares on the TSX Venture Exchange prior to the date the stock options are granted.

All directors of the Company are entitled to receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2019, other than Mr. Kondrat.  See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2019.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation(US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	$5,055	N/A	Nil	$5,055
William R. Wilson	Nil	N/A	$5,055	N/A	Nil	$5,055

______________________________

(1) These amounts represent the grant date fair value of the stock options awarded in 2019 to Mr. Lachcik and Mr. Wilson, calculated in Canadian dollars and then converted to U.S. dollars using an average exchange rate for 2019 of Cdn$1.00 = US$0.7537.  Such grant date fair value was calculated in accordance with the Black-Scholes model using the price of the Company's common shares on the date of grant of Cdn$0.065 per share, with the key valuation assumptions being stock price volatility of 119.33%, risk free interest rate of 1.4%, no dividend yield and expected life of 5 years.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2019 by the directors of the Company other than Mr. Kondrat.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2019.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the-money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (US$)
Richard J. Lachcik	June 24, 2019	125,000	Cdn$0.065 (US$0.05)	June 24, 2024	Nil	N/A	N/A
William R. Wilson	June 24, 2019	125,000	Cdn$0.065 (US$0.05)	June 24, 2024	Nil	N/A	N/A

______________________________

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 31, 2019 of Cdn$0.045 as reported by the TSX Venture Exchange, which is equivalent to US$0.035 using the exchange rate on December 31, 2019 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7699.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2019. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2019.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

______________________________

(1) Identifies the aggregate dollar value that would have been realized by the director if the director had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Other Information

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C.  Board Practices

Each director of the Company holds office until the close of the next annual meeting of shareholders of the Company following his election or appointment, unless his office is earlier vacated in accordance with the articles of association of the Company.  See Item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Company's Board.  No director of the Company has any service contract with the Company or any subsidiary of the Company providing for benefits upon termination of service.  However, the terms of the Company's stock option plan accelerate the vesting of stock options granted under such plan in the event of a take-over bid in respect of the Company (see Item 6.E. of this Form 20-F).  See Item 6.B. of this Form 20-F for information in respect of the stock options of the Company held by the Company's directors and officers.

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

Audit Committee

The members of the Audit Committee are Arnold T. Kondrat, Richard J. Lachcik and William R. Wilson.

Summary of Terms of Reference for the Audit Committee

The Audit Committee must be comprised of at least three directors, each of whom must satisfy the financial literacy, experience and other requirements of applicable corporate and securities laws and applicable stock exchange requirements and guidelines.  The Audit Committee must (a) review the annual financial statements of the Company and the related management's discussion and analysis before they are approved by the Board, and (b) review all interim financial statements of the Company and the related management's discussion and analysis and, if thought fit, approve all interim financial statements and the related management's discussion and analysis.  In addition, the Audit Committee is responsible for:

  making recommendations to the Board as to the appointment or re-appointment of the external auditor;
  pre-approving all non-audit services to be provided by the external auditor to the Company;
  overseeing the work of the external auditor in performing its audit or review services and overseeing the resolution of any disagreements between management and the external auditor; and
  having direct communication channels with the Company's external auditors.

The Audit Committee is empowered to retain independent counsel and other advisors as it determines necessary to carry out its duties.

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2019, December 31, 2018 and December 31, 2017:

Location	Dec. 31, 2019	Dec. 31, 2018	Dec. 31, 2017

Gentor executive office in Toronto, Canada	3	4	4

Turkey (mineral project)	-	-	1

Totals:	3	4	5

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 14, 2020 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors and officers as of April 14, 2020 (each stock option is exercisable for one common share of the Company).  As of April 14, 2020, the Company did not have outstanding any common share purchase warrants.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares	Number of Stock Options Held
Geoffrey G. Farr	350,000	0.9%	250,000 stock options exercisable at a price of Cdn$0.065 per share until June 24, 2024.
Donat K. Madilo	212,500	0.55%	250,000 stock options exercisable at a price of Cdn$0.065 per share until June 24, 2024.
Arnold T. Kondrat	20,033,188	51.49%	250,000 stock options exercisable at a price of Cdn$0.065 per share until June 24, 2024.
Richard J. Lachcik	600,000	1.54%	125,000 stock options exercisable at a price of Cdn$0.065 per share until June 24, 2024.
William R. Wilson	70,000	0.18%	125,000 stock options exercisable at a price of Cdn$0.065 per share until June 24, 2024.

Equity Compensation Plans

The Company has a stock option plan (the "Option Plan").  As of April 14, 2020, there are outstanding under the Option Plan 1,040,000 stock options.  The following is a summary of certain terms of the Option Plan.

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

(e) In the event a "take-over bid" (as such term is defined under Ontario securities laws) is made in respect of the Company's common shares, all unvested stock options shall become exercisable (subject to any necessary regulatory approval) so as to permit the holders of such stock options to tender the common shares received upon exercising such stock options pursuant to the take-over bid.

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

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 14, 2020.

Number of common shares to be issued upon exercise of stock options outstanding	Exercise price of outstanding stock options per share	Number of common shares remaining available for future issuance (excluding outstanding awards)

1,040,000 (1)	Cdn$0.065	2,850,674 common shares

______________________________

(1) All of these stock options vested four months after their grant date.  40,000 of these stock options were granted on July 5, 2019 and expire on July 5, 2024.  The other 1,000,000 of these stock options were granted on June 24, 2019 and expire on June 24, 2024.

A copy of the Option Plan is incorporated by reference into this Form 20-F as Exhibit 4.1.

Item 7.  Major Shareholders and Related Party Transactions

A.  Major Shareholders

To the knowledge of management of the Company, based on a review of publicly available filings, the following is the only person or company who beneficially owns 5% or more of the outstanding common shares of the Company.

Name of Shareholder	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Common Shares (1)
Arnold T. Kondrat (2)	20,033,188 (3)	51.49%

______________________________

(1) The information in these columns of the table is as at April 14, 2020.

(2) Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

(3) With respect to the common shares of the Company currently held by Mr. Kondrat, 1,012,500 of such shares were acquired by Mr. Kondrat in 2015, 2,055,000 of such shares were acquired by Mr. Kondrat in 2017, 10,725,000 of such shares were acquired by Mr. Kondrat in 2018, and 3,000,000 of such shares were acquired by Mr. Kondrat in 2019.

The shareholder disclosed above does not have any voting rights with respect to his common shares of the Company that are different from any other holder of common shares of the Company.

As of April 14, 2020, based on the Company's shareholders' register, there were 23 shareholders of record of the Company's common shares in the United States, holding 16.74% of the outstanding common shares of the Company.

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

B.  Related Party Transactions

See Item 4.A. of this Form 20-F for information with respect to the private placement financings carried out by the Company in 2017, 2018 and 2019 involving directors and officers of the Company.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2019.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "GNT", and have been so listed since November 7, 2011.  The Company's common shares are also quoted in the United States on the OTC Pink tier of the OTC Link (the "OTC Pink") under the trading symbol "GNTOF", and have been so quoted since May 1, 2015.  Prior to May 1, 2015, such shares were quoted in the United States on the OTCQB tier of the OTC Link (the "OTCQB").

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

Year	High (Cdn$)	Low (Cdn$)
2019	$0.065	$0.045
2018	$0.12	$0.06
2017	$0.20	$0.08
2016	$0.20	$0.04
2015	$0.80	$0.20

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2020	$0.055	$0.045
December 31, 2019	$0.045	$0.045
September 30, 2019	$0.055	$0.055
June 30, 2019	$0.065	$0.05
March 31, 2019	$0.06	$0.045
December 31, 2018	$0.10	$0.06
September 30, 2018	$0.10	$0.06
June 30, 2018	$0.115	$0.06
March 31, 2018	$0.14	$0.09

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2020 (to April 14) (1)	-	-
March 2020 (1)	-	-
February 2020	$0.055	$0.045
January 2020 (1)	-	-
December 2019	$0.045	$0.045
November 2019	$0.045	$0.045
October 2019 (1)	-	-

______________________________

(1) The common shares of the Company did not trade on the TSX-V during this period.

OTC Pink and OTCQB

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink and the OTCQB, as applicable.

Year	High (US$)	Low (US$)
2019	$0.134	$0.034
2018	$0.134	$0.0468
2017	$0.134	$0.134
2016	$0.128	$0.056
2015	$0.776	$0.128

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company, as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2020 (1)	-	-
December 31, 2019	$0.040	$0.034
September 30, 2019	$0.047	$0.040
June 30, 2019 (1)	-	-
March 31, 2019	$0.134	$0.047
December 31, 2018 (1)	-	-
September 30, 2018 (1)	-	-
June 30, 2018 (1)	-	-
March 31, 2018 (1)	-	-

______________________________

(1) The common shares of the Company did not trade on the OTC Pink during these periods.

As at April 14, 2020, the common shares of the Company had not traded on the OTC Pink for the past six months, except for one trade in October 2019 at US$0.034 per share.

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

B.  Memorandum and Articles of Association

Copies of the articles of association and amended memorandum of association of the Company are incorporated by reference into this Form 20-F as Exhibit 1.1 and Exhibit 1.2, respectively.

The Company is a corporation governed by the Companies Law (2011 Revision) of the Cayman Islands (the "Companies Law") and is registered with the Registrar of Companies for the Cayman Islands under registration number 266618.  Under the Companies Law, the memorandum of association of the Company may, by "special resolution" (see below for definition), be amended with respect to any objects, powers or other matters specified therein.  Under the Companies Law, "special resolution" means a resolution passed at a general meeting by a majority of not less than two-thirds of the votes cast by the shareholders who are entitled to vote in respect of that resolution or, if so authorized by the Company's articles of association, a resolution in writing signed by all the shareholders entitled to vote on that resolution.

The Company's memorandum of association provides that the Company's objects are unrestricted.

The Company's authorized share capital consists of US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share, of which 38,906,742 common shares were issued and outstanding as of April 14, 2020.  The following is a summary of the material provisions attaching to the common shares:

The holders of the Company's common shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and shall have one vote for each common share held at all meetings of the shareholders of the Company, except for meetings at which only holders of another specified class or series of shares are entitled to vote separately as a class or series.  Holders of the common shares are not entitled to preemptive rights, and the common shares are not subject to conversion rights, redemption provisions, or sinking fund provisions.  Subject to the prior rights of any shares ranking senior to the common shares (of which there are also presently none), the holders of the common shares are entitled to (i) receive any dividends as and when declared by the Board, out of the assets of the Company properly applicable to the payment of dividends, in such amount and in such form as the Board may from time to time determine, and (ii) receive the remaining property of the Company in the event of any liquidation, dissolution or winding-up of the Company.

Under the Company's articles of association, a director of the Company may only be (a) a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested, or (b) be interested in another corporation in which the Company is interested, if the director discloses the nature and extent of his interest to the other directors of the Company and such other directors resolve to approve the director's interest.  Such a director may vote on any resolution concerning a matter in which the director has an interest so long as the director disclosed such interest in accordance with the Company's articles of association.

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

The only persons entitled to be present at a meeting of shareholders are those entitled to vote thereat, the directors and, if the Company's financial statements are to be presented, the auditor of the Company and others who, although not entitled to vote, are entitled or required under any provision of the Companies Law or the articles of association of the Company to be present at the meeting.  Any other person may be admitted only on the invitation of the chairperson of the meeting or with the consent of the meeting.

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a shareholder arising from and relating to the acquisition, ownership and disposition of Common Shares.  In addition, this summary does not take into account the individual facts and circumstances of any particular shareholder that may affect the U.S. federal income tax consequences to such shareholder, including specific tax consequences to a shareholder under an applicable tax treaty.  Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any shareholder.  This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences to shareholders of the acquisition, ownership and disposition of Common Shares.  Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements.  Each prospective shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and foreign tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations to Company shareholders that are subject to special provisions under the Code, including the following: (i) shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) shareholders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) shareholders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) shareholders that have a "functional currency" other than the U.S. dollar; (v) shareholders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (vi) shareholders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) shareholders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) U.S. expatriates or former long-term residents of the United States; (ix) controlled foreign corporations and passive foreign investment companies; (x) shareholders subject to special tax accounting rules; (xi) shareholders that are partnerships or other pass-through entities; and (xii) shareholders that own or have owned, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares.  Shareholders that are subject to special provisions under the Code, including shareholders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal estate and gift, U.S. state and local tax, and foreign tax consequences relating to the ownership and disposition of Common Shares.

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

General U.S. Federal Income Tax Consequences Related to the Ownership and Disposition of Common Shares by U.S. Holders

Distributions on Common Shares

The Company does not intend to pay any dividends on the Common Shares in the foreseeable future.  In the event that the Company pays dividends on the Common Shares, a U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to include the amount of such distribution in gross income as a dividend to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated first as a tax-free return of capital to the extent of a U.S. Holder's tax basis in the Common Shares and thereafter as gain from the sale or exchange of such shares taxable as described under "Sale or Other Taxable Disposition of Common Shares" below.  Subject to applicable limitations and requirements, dividends received on the Common Shares generally should be eligible for the "dividends received deduction" available to corporate shareholders.

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

Sale or Other Taxable Disposition of Common Shares

Upon the sale or other taxable disposition of Common Shares, a U.S. Holder generally will recognize a capital gain or loss in an amount equal to the difference between (i) the amount of cash plus the fair market value of any property received and (ii) such U.S. Holder's tax basis in the shares sold or otherwise disposed of.  Gain or loss recognized on such sale or other disposition generally will be long-term capital gain or loss if, at the time of the sale or other disposition, the shares have been held for more than one year.

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

Backup Withholding and Information Reporting

Information reporting requirements generally will apply to payments of dividends on Common Shares and to the proceeds of a sale of Common Shares paid to a U.S. Holder unless the U.S. Holder is an exempt recipient (such as a corporation).  Payments made within the U.S. or by a U.S. payor or U.S. middleman, of dividends on, and proceeds arising from the sale or other taxable disposition of, Common Shares will generally be subject to information reporting and backup withholding tax, at the rate of 24%, if a U.S. Holder (i) fails to furnish such U.S. Holder's correct U.S. taxpayer identification number (generally on Form W-9), (ii) furnishes an incorrect U.S. taxpayer identification number, (iii) is notified by the IRS that such U.S. Holder has previously failed to properly report items subject to backup withholding tax, or (iv) fails to certify, under penalty of perjury, that such U.S. Holder has furnished its correct U.S. taxpayer identification number and that the IRS has not notified such U.S. Holder that it is subject to backup withholding tax.  However, certain exempt persons generally are excluded from these information reporting and backup withholding rules.  Backup withholding is not an additional tax.  Any amounts withheld under the U.S. backup withholding tax rules will be allowed as a credit against a U.S. Holder's U.S. federal income tax liability, if any, or will be refunded, if such U.S. Holder furnishes required information to the IRS in a timely manner.  U.S. Holders should consult with their own tax advisors regarding the information reporting and backup withholding rules.

General U.S. Tax Consequences Related to the Ownership and Disposition of Common Shares by Non-U.S. Holders

Distributions on Common Shares

The Company does not intend to pay any dividends on the Common Shares in the foreseeable future.  In the event that the Company pays dividends on the Common Shares, a non-U.S. Holder that receives a distribution, including a constructive distribution, with respect to a Common Share will be required to treat such distribution as a dividend to the extent of the current or accumulated "earnings and profits" of the Company, as computed for U.S. federal income tax purposes.  To the extent that a distribution exceeds the current and accumulated "earnings and profits" of the Company, such distribution will be treated (i) as a tax-free return of capital to the extent of a non-U.S. Holder's tax basis in the Common Shares and (ii) thereafter as gain from the sale or exchange of such shares.  Any such distributions would also be subject to the discussions below regarding backup withholding and FATCA (as defined below).

Any amount treated as a dividend generally will be subject to withholding tax at a 30% gross rate, subject to any exemption or lower rate under an applicable treaty if the non-U.S. Holder provides the Company with a properly executed IRS Form W-8BEN or W-8BEN-E, unless the non-U.S. Holder instead supplies a properly executed IRS Form W-8ECI (or other applicable form) relating to income effectively connected with the conduct of a trade or business within the U.S.  To the extent a distribution from the Company is treated as a dividend effectively connected with the conduct of a trade or business within the U.S. and includible in the non-U.S. Holder's gross income, it will not be subject to the withholding tax (assuming proper certification and disclosure), but instead will be subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates.  Any such effectively connected income received by a non-U.S. corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, subject to any exemption or lower rate as may be specified by an applicable income tax treaty.

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

If a non-U.S. Holder is an individual who is present in the U.S. for 183 days or more in the taxable year of disposition and certain other conditions are met, such holder will be subject to tax at a rate of 30% (or subject to any exemption or lower rate as may be specified by an applicable income tax treaty) on the gain derived from the sale or other taxable disposition of Common Shares even though such holder is not considered a resident of the U.S.  The amount of such gain may be offset by the non-U.S. Holder's U.S. source capital losses.

If the Common Shares qualify as a "United States real property interest" ("USRPI"), gain from the sale or disposition of a non-U.S. Holder's shares will be subject to special U.S. federal income tax rules applicable to dispositions of U.S. real estate by foreign persons.  If at any time during the shorter of the non-U.S. Holder's holding period or the 5-year period ending on the date of disposition of the Common Shares, the Company (or a predecessor entity) qualifies as a "United States Real Property Holding Corporation" ("USRPHC"), a non-U.S. Holder will be treated as having disposed of a USRPI and, thus, will be subject to U.S. federal net income tax on gain from a sale of Common Shares at graduated rates as if the gain or loss were effectively connected with the conduct of a U.S. trade or business unless an exception applies for shares of a USRPHC which are "regularly traded on an established securities market" within the meaning of Section 897 of the Code (the "Regularly Traded Exception").  A "USRPHC" is a U.S. domestic corporation whose trade or business and real property assets consist primarily of USRPIs.  For purposes of these rules, a "USRPI" includes land, buildings and other improvements, growing crops and timber, and mines, wells and other natural deposits (including, oil and gas properties and mineral deposits) located in the United States as well as equity interests in a USRPHC.

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

In general, a non-U.S. Holder will not be subject to backup withholding with respect to payments of dividends paid, provided the Company receives a statement meeting certain requirements to the effect that the non-U.S. Holder is not a U.S. person and that the Company does not have actual knowledge or reason to know that the holder is a U.S. person, as defined under the Code, that is not an exempt recipient.  The requirements for the statement will be met if (i) the non-U.S. Holder provides its name and address and certifies, under penalty of perjury, that it is not a U.S. person (which certification may be made on IRS Form W-8BEN or W-8BEN-E) or (ii) a financial institution holding the instrument on behalf of the non-U.S. Holder certifies, under penalty of perjury, that such statement has been received by it and furnishes the Company or its paying agent with a copy of the statement.  In addition, a non-U.S. Holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds of a sale of Common Shares within the U.S. or conducted through certain U.S.-related financial intermediaries, unless the statement described above has been received, and the Company does not have actual knowledge or reason to know that a holder is a U.S. person, as defined under the Code, or that it is not an exempt recipient, or the non-U.S. Holder otherwise establishes an exemption.  Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. Holder's U.S. federal income tax liability provided the required information is furnished timely to the IRS.

Sections 1471 through 1474 of the Code (commonly referred to as "FATCA") impose a reporting regime and potentially a 30% withholding tax on certain payments made to or through (i) a "foreign financial institution" (as specifically defined in the Code) that does not enter into an agreement with the IRS to provide the IRS with certain information in respect of its account holders and investors or (ii) a "non-financial foreign entity" (as specifically defined in the Code) that does not provide sufficient information with respect to its substantial U.S. owners (if any). The United States has entered into, and continues to negotiate, intergovernmental agreements (each, an "IGA") with a number of other jurisdictions to facilitate the implementation of FATCA. An IGA may significantly alter the application of FATCA and its information reporting and withholding requirements with respect to any particular investor.

FATCA withholding may apply to payments of dividends in respect of the Common Shares if the payee does not provide documentation (typically IRS Form W-9 or the relevant IRS Form W-8) providing the required information or establishing compliance with, or an exemption from, FATCA. FATCA is particularly complex and its application remains uncertain. In addition, subject to the discussion regarding proposed U.S. Treasury Regulations, the FATCA withholding tax would apply to the gross proceeds payable upon the sale, exchange or other disposition of the Common Shares.  Proposed U.S. Treasury Regulations eliminate the FATCA withholding tax on payments of gross proceeds and taxpayers may rely on these proposed Treasury regulations until final U.S. Treasury Regulations are issued.  There can be no assurance that final U.S. Treasury Regulations would provide an exemption from the FATCA withholding tax for gross proceeds. Non-U.S. Holders should consult their own tax advisors regarding how these rules may apply in their particular circumstances.

(2)  Certain Canadian Federal Income Tax Considerations

The following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereunder, as amended (collectively, the "Tax Act"), generally applicable to a holder who, for the purposes of the Tax Act and at all relevant times, holds common shares in the capital of the Company (the "Common Shares") as capital property and deals at arm's length with, and is not affiliated with, the Company (a "Holder").  Common Shares will generally be considered to be capital property to a Holder unless the Holder holds such Common Shares in the course of carrying on a business of buying and selling securities or has acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) with respect to whom the Company is or will be a "foreign affiliate" within the meaning of the Tax Act, (ii) that is a "financial institution" for the purposes of the mark-to-market rules under the Tax Act, (iii) an interest in which is a "tax shelter" or a "tax shelter investment" as defined in the Tax Act, (iv) that is a "specified financial institution" as defined in the Tax Act, (v) who has made a "functional currency" election under section 261 of the Tax Act, or (vi) that has entered into or will enter into, with respect to the Common Shares, a "derivative forward agreement" as defined in the Tax Act.  Any such Holder should consult its own tax advisor.

This summary is based on the current provisions of the Tax Act and an understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the "CRA") released prior to the date hereof.  This summary takes into account all proposed amendments to the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) ("Finance") prior to the date hereof (the "Proposed Amendments") and assumes that such Proposed Amendments will be enacted in the form proposed, although no assurance can be given that the Proposed Amendments will be enacted in their current form or at all.  Except for the Proposed Amendments, this summary does not take into account or anticipate any other changes in law or any changes in the CRA's administrative policies and assessing practices, whether by judicial, governmental or legislative action or decision, nor does it take into account other federal or any provincial, territorial or foreign tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.  This summary assumes that the Company is not resident in Canada for the purposes of the Tax Act.

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

Dividends on Common Shares

A Resident Holder will be required to include in computing such Holder's income for a taxation year the amount of dividends, if any, received on Common Shares.  Gentor is not a "taxable Canadian corporation".  Therefore, dividends received on Common Shares by a Resident Holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act normally applicable to taxable dividends received from taxable Canadian corporations.  A Resident Holder that is a corporation will not be entitled to deduct the amount of dividends received on Common Shares in computing its taxable income.

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

Taxation of Capital Gains and Capital Losses

Generally, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder will be included in the Resident Holder's income for the year of disposition.  One-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year is generally required to be deducted by the Holder against taxable capital gains in that year (subject to, and in accordance with, the provisions of the Tax Act).  Any excess of allowable capital losses over taxable capital gains of a Resident Holder realized in a taxation year may be carried back up to three taxation years or forward indefinitely and deducted against net taxable capital gains realized in such years, to the extent and under the circumstances provided in the Tax Act.

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

In making this determination, the OIF Rules provide that regard must be had to all of the circumstances, including (i) the nature, organization and operation of any non-resident entity, including the Company, and the form of, and the terms and conditions governing, the Resident Holder's interest in, or connection with, any such non-resident entity, (ii) the extent to which any income, profit and gains that may reasonably be considered to be earned or accrued, whether directly or indirectly, for the benefit of any such non-resident entity, including the Company, are subject to an income or profits tax that is significantly less than the income tax that would be applicable to such income, profits and gains if they were earned directly by the Resident Holder, and (iii) the extent to which any income, profits and gains of any such non-resident entity, including the Company, for any fiscal period are distributed in that or the immediately following fiscal period.

The CRA has taken the position that the term "portfolio investments" should be given a broad interpretation.  Nevertheless the Company does not believe that the value of its Common Shares should be regarded as being derived, directly or indirectly, from portfolio investments.  Nevertheless it is possible that the CRA or a Court could take a different view, in which case the applicability of the provision may depend on the determination referred to in the immediately preceding paragraph regarding the reasons for the acquisition and holding of the Common Shares.

If applicable, the OIF Rules can result in a Resident Holder being required to include in its income for each taxation year in which such Resident Holder owns the Common Shares the amount, if any, by which (i) an imputed return based on the Resident Holder's "designated cost" (as defined in the Tax Act) of the Common Shares exceeds (ii) any dividends or other amounts included in computing such Holder's income for the year (other than a capital gain) in respect of the Common Shares determined without reference to the OIF Rules.  Any amount required to be included in computing a Resident Holder's income under these provisions will be added to the adjusted cost base of the Common Shares.

The OIF Rules are complex and their application will potentially depend, in part, on the reasons for a Resident Holder acquiring or holding Common Shares.  Resident Holders should consult their own tax advisors regarding the application and consequences of the OIF Rules in their own particular circumstances.

Additional Refundable Tax

A Resident Holder that is, throughout its taxation year, a "Canadian-controlled private corporation" (as defined in the Tax Act) may be liable to pay a refundable tax in respect of its "aggregate investment income" (as defined in the Tax Act), including taxable capital gains and certain dividends.

Foreign Property Information Reporting

A Resident Holder that is a "specified Canadian entity" for a taxation year or a fiscal period and whose total "cost amount" of "specified foreign property" (as such terms are defined in the Tax Act), including Common Shares, at any time in the year or fiscal period exceeds Cdn$100,000 will be required to file an information return with the CRA for the year or period disclosing prescribed information in respect of such property.  The Common Shares will be "specified foreign property" for this purpose.  Substantial penalties may apply where a Resident Holder fails to file the required information return in respect of its specified foreign property on a timely basis in accordance with the Tax Act.

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

Generally, Common Shares will not be taxable Canadian property at a particular time to a Non-Resident Holder provided that the Common Shares are listed on a designated stock exchange (which includes the TSX-V) at that time, unless at any time during the sixty month period immediately preceding the disposition of the Common Shares by such Non-Resident Holder both (a) (i) the Non-Resident Holder, (ii) persons not dealing at arm's length with such Non-Resident Holder, (iii) partnerships in which the Non-Resident Holder or a person mentioned in (a) (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (a) (i) to (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) at that time more than 50% of the value of such shares was attributable to resource properties or real properties situated in Canada.  The Company has advised that, based on the historical and contemplated assets of the Company, the Common Shares should not be taxable Canadian property to a Non-Resident Holder.

F.  Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G.  Statement By Experts

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

H.  Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 1 First Canadian Place, 100 King Street West, Suite 7070, Toronto, Ontario, M5X 1E3, Canada.  The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces of Ontario, British Columbia and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.  The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC.  You may read and copy any of the Company's reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E., Washington, D.C., U.S., 20549.  In addition, the SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.  The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

I.  Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

See Note 10 to the Company's audited consolidated financial statements filed as part of this Form 20-F under Item 18.

Item 12.  Descriptions of Securities Other than Equity Securities

Not applicable.

PART II

Item 13.  Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14.  Material Modifications to the Rights of Security Holders and Use of Proceeds.

14.A.-B.  Modifications to the Rights of Security Holders

In February 2012, the Company completed a corporate reorganization, as a result of which Gentor's corporate jurisdiction was moved from Florida to the Cayman Islands.  This corporate reorganization was carried out by a two-step process involving a merger of Gentor Resources, Inc. (the Florida company) with and into its wholly-owned Wyoming subsidiary, followed by a continuation of the surviving company into the Cayman Islands.  Accordingly, the rights of the Company's common shares became governed by its memorandum and articles of association and the laws of the Cayman Islands.  The rights attaching to each common share remained substantially equivalent.  For a detailed comparison of shareholder rights under the laws of Florida and under the laws of the Cayman Islands, you may refer to the section titled "Material Differences of the Rights of Our Shareholders After the Reorganization" in the Company's Information Circular/Proxy Statement filed as Exhibit 99.3 to the Form 8-K of the Company filed on January 11, 2012, which section is incorporated herein by reference.

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

14.C.

Not applicable.

14.D.

Not applicable.

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2019.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

(b) Management's Annual Report on Internal Control over Financial Reporting

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2019 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2019 and no material weaknesses were discovered.

(c) Attestation Report of the Registered Public Accounting Firm

This Form 20-F does not include an attestation report of the Company's independent auditors regarding internal control over financial reporting.  Management's report was not subject to attestation by the Company's independent auditors as the Company qualifies as a non-accelerated filer.

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2019, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Mr. Wilson is also independent within the meaning of Section 803A of the NYSE American Company Guide and Rule 10A-3 of the U.S. Exchange Act (although the Company's common shares are not listed on the NYSE American but are quoted on the OTC Pink).

Item 16.B.  Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company's principal executive officer, principal financial officer and principal accounting officer) (the "Code").  A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 11.1.  A copy of the Code may also be obtained from the Chief Financial Officer of the Company at (416) 361-2510 and is also available on SEDAR at www.sedar.com, EDGAR at www.sec.gov and the Company's website at www.gentorresources.com.  Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

No amendment was made to the Code during the Company's most recently completed financial year and no waiver from a provision of the Code was granted by the Company during the Company's most recently completed financial year.

In accordance with the articles of association of the Company, a director of the Company may only be (a) a party to, or otherwise interested in, any transaction or arrangement with the Company or in which the Company is or may otherwise be interested, or (b) interested in another corporation in which the Company is interested, if the director discloses the nature and extent of his interest to the other directors of the Company and such other directors resolve to approve the director's interest.  In addition, in certain cases, an independent committee of the Company's Board may be formed to deliberate on such matters in the absence of the interested party.

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

Item 16.C.  Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company for each of the years ended December 31, 2019 and December 31, 2018.  The Company's current auditors, Kreston GTA LLP, were appointed auditors of the Company on January 16, 2020 and audited the Company's consolidated financial statements for the year ended December 31, 2019.  The Company's previous auditors, McGovern Hurley LLP, audited the Company's consolidated financial statements for the year ended December 31, 2018.  All dollar amounts are exclusive of applicable taxes.

	2019	2018
Audit Fees	US$18,875	US$23,462
Audit-Related Fees	-	-
Tax Fees	US$3,775	US$2,273
All Other Fees	Cdn$3,000	-

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2019.

Item 16.F.  Change in Registrant's Certifying Accountant

On November 29, 2019, McGovern Hurley LLP ("McGovern") resigned as auditor of the Company.  The reason provided by McGovern for the resignation was McGovern had recently decided as a firm that it will no longer perform audit services for public entities registered with the SEC.  Kreston GTA LLP was engaged as the Company's new independent auditor effective January 16, 2020.  The disclosure required pursuant to this Item 16.F was included in the Company's Current Report on Form 6-K filed with the SEC on January 28, 2020 including Exhibits 99.1, 99.2 and 99.3, which are hereby incorporated by reference into this Form 20-F.

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-23.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on March 9, 2012)

1.2	Amended memorandum of association of the Company (incorporated by reference from Exhibit 99.1 to the Company's current report Form 6-K filed with the SEC on November 27, 2018)

2.1	Description of the registered securities

4.1	Company's Stock Option Plan

8.1	List of subsidiaries

11.1	Company's Business Conduct Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2019

15.2	Notice of Change in Auditor dated January 17, 2020 (incorporated by reference from Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on January 28, 2020).

15.3	Letter from Successor Auditor (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on January 28, 2020).

15.4	Letter from Former Auditor (incorporated by reference from Exhibit 99.3 to the Company's current report on Form 6-K filed with the SEC on January 28, 2020).

XBRL
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 29, 2020.

GENTOR RESOURCES INC.

(Registrant)

By:  (signed) "Arnold T. Kondrat"

        Arnold T. Kondrat

        President and Chief Executive Officer

GENTOR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2019 and 2018

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Gentor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Gentor Resources Inc. (the “Company”) as of December 31, 2019, and the related consolidated statements of loss and comprehensive loss, changes in equity, and cash flows for the year then ended, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2019, and its financial performance and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 2019.

Comparative Information

The consolidated financial statements of the Company as at December 31, 2018 and 2017 and for the years then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on April 18, 2019.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

April 29, 2020

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com

A member of Kreston International | A global network of independent accounting firms

Report Of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Gentor Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of Gentor Resources Inc. and its subsidiary (the Company) as of December 31, 2018, and the related consolidated statements of loss and comprehensive loss, consolidated statements of cash flows, and consolidated statements of shareholders’ deficiency, for each of the years in the two -year period ended December 31, 2018, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

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

251 Consumers Road, Suite 800
Toronto, Ontario
M2J 4R3
mcgovernhurley.com
t. 416-496-1234

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

McGovern Hurley LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

April 18, 2019

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	As at	As at
	December 31, 2019	December 31, 2018
ASSETS
Current
Cash	$1,034	$6,054
Accounts receivable (note 4)	50,000	-
Due from related parties (note 6)	116,020	156,830
Advances receivable (note 5)	16,298	14,529
Total current assets	183,352	177,413

Total assets	$183,352	$177,413
LIABILITIES
Current
Accounts payable	$345,727	$351,877
Accrued liabilities	145,595	120,000
Due to related parties (note 6)	222,091	108,341
Common share purchase warrants liability (Note 8d)	-	59,740
Total current liabilities	713,413	639,958

Total liabilities	$713,413	$639,958
SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 8a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2018 - 33,906,742) (note 8b)	31,125	27,125
Additional paid-in capital	43,325,272	43,100,920
Deficit accumulated during the exploration stage	(43,886,458)	(43,590,590)
Total shareholders' deficiency	(530,061)	(462,545)

Total liabilities and shareholders' deficiency	$183,352	$177,413

Nature of operations and going concern (note 1)
Environmental contingency (note 11)
Events after the reporting period (note 12)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS

(Stated in US dollars)

	For the year ended	For the year ended	For the year ended
	December 31, 2019	December 31, 2018	December 31, 2017
Expenses
Management and consulting fees	$62,381	$111,690	$111,364
Professional fees	66,159	63,111	62,871
General and administrative expenses	365,016	196,488	79,927
Stock-based compensation expense (note 8c)	41,227	-	-
Depreciation and amortization	-	189	255
Net operating loss	(534,783)	(371,478)	(254,416)
Interest income	522	591	212
Foreign exchange gain (loss)	(538)	21,976	(13,681)
Gain on settlement (note 4)	300,000	-	-
Loss on disposal of investment in shares (note 4)	(120,809)	-	-
Gain on common share purchase warrants (note 8d)	59,740	308,342	(33,973)
Net loss and comprehensive loss before discontinued operations	$(295,868)	$(40,569)	$(301,859)
Net loss from discontinued operations (note 7)	-	(173)	(13,031)
Net loss and comprehensive loss	$(295,868)	$(40,742)	$(314,890)
Net loss per share - Continuing Operations - basic and diluted (note 8e)	$(0.01)	$(0.00)	$(0.02)
Net loss per share - Discontinued Operations - basic and diluted	-	$(0.00)	$(0.00)
Net loss per share - basic and diluted	$(0.01)	$(0.00)	$(0.02)
Weighted average number of shares - basic and diluted	37,153,317	26,783,454	13,221,798

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.

(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year ended	For the year ended	For the year ended
Operating activities:	December 31, 2019	December 31, 2018	December 31, 2017

Net loss from continuing operations	$(295,868)	$(40,569)	$(301,859)
Adjustments required to reconcile net loss
with net cash utilized in operating activities
Depreciation and amortization	-	189	255
Gain on settlement (note 4)	(300,000)	-	-
Loss on disposal of investment in shares (note 4)	120,809	-	-
Stock-based compensation expense (note 8c)	41,227	-	-
Gain on common share purchase warrants (note 8d)	(59,740)	(308,342)	33,973
Changes in non-cash working capital balances
Due from related parties	40,810	(11,505)	(103,591)
Due to related parties	113,750	44,218	25,520
Accounts receivable	50,000	-	-
Advances receivable	(1,769)	(14,529)	-
Accounts payable	(6,150)	47,767	4,536
Accrued liabilities	25,595	(41,461)	414
Cash used in operating activities	(271,336)	(324,232)	(340,752)
Investing activities
Proceeds on disposal of investment in shares (note 4)	79,191	-	-
Cash provided by investing activities	79,191	-	-
Financing activities:
Proceeds from common shares issued, net of costs (note 8b)	187,125	263,348	392,699
Cash provided by financing activities	187,125	263,348	392,699
Net cash (outflow) inflow	(5,020)	(60,884)	51,947
Cash outflows from discontinued operations (note 7)	-	(1,827)	(469)
Cash, beginning of the year	6,054	68,765	17,287
Cash, end of the year	$1,034	$6,054	$68,765
Cash at the end of the year relates to:
Continuing operations	$1,034	$6,054	$66,938
Discontinued operations (note 7)	-	-	$1,827
	$1,034	$6,054	$68,765

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.

(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
(Stated in US dollars)

	Number of	Common			Total
	common	shares	Additional paid-	Accumulated	shareholders'
	shares	amount	in capital	deficit	deficiency
Balance at January 1, 2017	95,253,840	$9,525	$42,604,878	$(43,234,958)	$(620,555)
Share consolidation (note 8b)	(83,347,098)	-	-	-	-
Common shares issued (note 8b)	10,000,000	8,000	50,591	-	58,591
Net loss for the year	-	-	-	(314,890)	(314,890)
Balance at December 31, 2017	21,906,742	$17,525	$42,655,469	$(43,549,848)	$(876,854)
Net loss for the year	-	-	-	(40,742)	(40,742)
Common shares issued (note 8b)	12,000,000	9,600	445,451	-	455,051
Balance at December 31, 2018	33,906,742	$27,125	$43,100,920	$(43,590,590)	$(462,545)
Net loss for the year	-	-	-	(295,868)	(295,868)
Stock-based compensation expense (note 8c)	-	-	41,227	-	41,227
Common shares issued (note 8b)	5,000,000	4,000	183,125	-	187,125
Balance at December 31, 2019	38,906,742	$31,125	$43,325,272	$(43,886,458)	$(530,061)

 See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

1. NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the "Company" or "Gentor"), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities.

In November 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (which was the Company's only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.

GOING CONCERN

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the year ended December 31, 2019, the Company had a net loss and comprehensive loss of $295,868 (2018 - $40,742 and 2017 - $314,890). The Company also had a deficit accumulated during the exploration stage of $43,886,458 as at December 31, 2019 (December 31, 2018 - $43,590,590), and a working capital deficiency of $530,061 as at December 31, 2019 (December 31, 2018 - $462,545).

The Company intends to fund operations through equity financing arrangements. Such financings may be insufficient to fund its ongoing working capital and other cash requirements. The Company's continued existence is dependent upon it emerging from the exploration stage, obtaining additional financing to continue operations, exploring and developing mineral properties and the discovery, development and sale of ore reserves.

These circumstances represent material uncertainties which cast substantial doubt on the Company's ability to continue on a going concern basis. These audited consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (``US GAAP``).

a) BASIS OF CONSOLIDATION

The Company's audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited ("Gentor International"). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b) MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred (see Notes 3 and 7).

c) CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment	-	Straight line basis over four years
Leasehold improvements	-	Straight line basis over five years

d) ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the years ended December 31, 2019, 2018 and 2017.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

e) ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2019 and 2018.

f) STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 8(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2019 and 2018, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

g) CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h) FOREIGN EXCHANGE

The Company's functional and reporting currency is United States dollars. The functional currency of any foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of loss and comprehensive loss.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

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

j) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount.

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

Fair Value

The Company follows "Accounting Standards Codification" ASC 820-10 Fair Value Measurements and Disclosures for its financial assets and financial liabilities that are re-measured and reported at fair value at each reporting period.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity. For the years ended December 31, 2019, 2018 and 2017, common share purchase warrants denominated in Canadian dollars have been recognized as fair value derivative instruments.

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

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

ASC 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

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

m) DISCONTINUED OPERATIONS

A discontinued operation is a component of the Company's business, the operations and cash flows of which can be clearly distinguished from the rest of the operations. It represents a separate line of business or geographic area of operation that the Company has sold or made a plan to sell.

When an operation is classified as a discontinued operation, the Company's comparative consolidated financial statements must be represented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held its mineral properties in Turkey (See Notes 3 and 7).

n) ACCOUNTING CHANGES

During the year ended December 31, 2019, the Company adopted Accounting Standard Update ("ASU") 2018-07 "Compensation-Stock Compensation (Topic 718): Improvements to Non-employee Share-Based Payment Accounting". The adoption of this ASU did not have any material impact on the Company's consolidated financial statements.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

o) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2019.  For the year ended December 31, 2019, there were no updates that are applicable or are consequential to the Company.

3. MINERAL PROPERTIES

Turkey Project

Following the identification by the Company of several surface gossans in distal volcanogenic massive sulphide (VMS) settings, the Company negotiated two joint venture option agreements with local Turkish entities. The first option agreement (the "Karaburun Option") was signed with the first local partner for a 50% share of three permits in the Boyabat area in northern Turkey and the second option agreement was signed with a second local partner for a 50% interest in three additional permits in the Boyabat area in northern Turkey. The second option agreement expired unexercised on May 15, 2014.

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

On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (being the Company's only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017 (see Note 7).

4. ACCOUNTS RECEIVABLE

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah Resources plc ("Savannah") relating to the deferred consideration payable to Gentor pursuant to the terms of the sale by Gentor to Savannah in July 2014 of Gentor's properties in Oman (the "Oman Sale"). Savannah is an Alternative Investment Market-listed resource development company.

The original consideration for the Oman Sale was comprised of a cash payment of $800,000, which was paid to the Company on closing, and the following deferred consideration (the "Deferred Consideration"): (a) $1,000,000, payable to Gentor upon a formal final investment decision being made for the development of the Block 5 license (one of the sold properties) in Oman; (b) $1,000,000, payable to Gentor upon the production of the first saleable concentrate or saleable product from ore derived from the Block 5 license in Oman; and (c) $1,000,000, payable to Gentor within six months of the payment referred to in (b) above. The Deferred Consideration remained outstanding as the related milestones as set out in (a), (b) and (c) were not achieved. The contingent Deferred Consideration has not been reflected in the consolidated financial statements according to ASC 450-30-25 Gain Contingencies Recognition. Management continued to reassess the value of the Deferred Consideration at each reporting date.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

Under the Settlement Agreement, Gentor and Savannah agreed to fully settle the outstanding Deferred Consideration in exchange for (i) the payment to Gentor by Savannah of $100,000 (with $50,000 being payable 30 days from the date of the Settlement Agreement and $50,000 being payable six months from the date of the Settlement Agreement), and (ii) the issuance to Gentor by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares) (the "Savannah Shares"). As a result, the Company recognized $300,000 as a gain on settlement.

As at December 31, 2019, the balance of $50,000 in accounts receivable is related to the Deferred Consideration under the Settlement Agreement due to the Company from Savannah, which has been received in Feburary 2020.

During the year ended December 31, 2019, the Company sold 3,008,025 Savannah shares for proceeds of $79,121 and a realized loss on disposal of investment in shares of $120,209.

5. ADVANCES RECEIVABLE

The advances receivable include an unsecured loan of $15,282 (December 31, 2018 - $14,529), which is non-interest bearing and due on demand.

6. RELATED PARTY TRANSACTIONS

As of December 31, 2019, an amount of $222,091 (December 31, 2018 - $97,856) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2019, an amount of $116,020 (December 31, 2018 - $156,830) was owed by Loncor Resources Inc., a company with common directors, for the payment of general and administrative expenses by the Company.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

7. DISCONTINUED OPERATIONS

In November 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project in Turkey (being the Company's only project). The Company has relinquished the Karaburun project and discontinued its operations in Turkey effective at  the end of 2017, and is currently evaluating new business opportunities.

As a result of the foregoing, the assets and liabilities related to the Karaburun project were re-classified as held for sale as at December 31, 2017 and the comparative period. For the year ended December 31, 2018, all assets and liabilities held for sale were disposed of.

The operating results of the discontinued operations were as follows:

	For the year ended
	December 31,	December 31,	December 31,
	2019	2018	2017
Expenses
Professional fees	-	-	2,149
General and administrative expenses	-	-	10,867
Impairments	-	-	295
Depreciation and amortization	-	-	24
Net operating loss	-	-	(13,335)
Foreign exchange (loss) gain	-	(173)	304
Net loss from discontinued operations	-	(173)	(13,031)

The cash flows from discontinued operations were as follows:

	For the year ended
	December 31,	December 31,	December 31,
	2019	2018	2017
Net loss from discontinued operations	$-	$(173)	$(13,031)
Add items not affecting cash:
Depreciation	-	-	24
Impairments	-	-	295
Change in non-cash working capital items
Prepaids and advances	-	3,703	7,567
Accounts payable	-	(5,358)	4,676
Cash utilized in operating activities - discontinued operations	-	(1,827)	(469)
Cash outflows from discontinued operations	-	(1,827)	(469)
Cash - discontinued operations	-	-	1,827

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

8. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

In September 2017, the Company consolidated its outstanding common shares on an eight to one basis. Immediately prior to the consolidation, the Company had 95,253,840 common shares outstanding. Upon effecting the consolidation, the Company had 11,906,742 common shares outstanding. Unless otherwise indicated, all share, warrant and stock option numbers have been adjusted to reflect the share consolidation to provide more comparable information.

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

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US $187,125). Mr Kondrat purchased 3,000,000 of the said shares.

As of December 31, 2019, the Company had 38,906,742 issued and outstanding common shares (December 31, 2018 - 33,906,742).

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

c) Stock-Based Compensation

The Company has a stock option plan (the "Plan"). Stock options may be granted under the Plan from time to time by the board of directors of the Company to such directors, officers, employees and consultants of the Company or a subsidiary of the Company, and in such numbers, as are determined by the board at the time of the granting of the stock options. The total number of common shares of the Company issuable upon the exercise of all outstanding stock options granted under the Plan shall not at any time exceed 10% of the total number of outstanding common shares, from time to time. The exercise price of each stock option granted under the Plan shall be determined in the discretion of the board of directors of the Company at the time of the granting of the stock option, provided that the exercise price shall not be lower than the last closing price of the Company's common shares on the TSX Venture Exchange prior to the date the stock option is granted.

In May 2014, 210,000 stock options were granted under the Plan. Each such stock option entitled the holder to purchase one common share of the Company at a purchase price of $1.12 (Cdn$1.20) for a period of 5 years. The options vested at a rate of 25% on each six-month anniversary of the grant date.

In June 2019, 1,000,000 stock options were granted under the Plan to the Company's officers and directors. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

The following table summarizes the stock option information for the years ended December 31, 2019 and 2018:

		Weighted
		average	Weighted	Weighted average
	Number of	exercise	average fair	remaining contractual
	options	price ($Cdn)	value ($Cdn)	life (in years)
Closing Balance, December 31, 2017	156,250	1.200	0.480	1.389
Forfeited	(62,500)	1.200	0.480
Closing Balance, December 31, 2018	93,750	1.200	0.480	0.389
Expired	(93,750)	1.200	(0.480)
Granted	1,040,000	0.065	0.065	4.490
Closing Balance, December 31, 2019	1,040,000	0.065	0.065	4.490

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following assumptions for the options granted in June and July 2019:

(i) Risk-free interest rates: 1.40% - 1.53%, which are based on the Bank of Canada benchmark bonds, average yield 5-year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options ;

(ii) Expected volatility: 119.33% - 119.56%, which is based on the Company's historical stock prices;

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

During the year ended December 31, 2019, the Company recognized $41,227 as stock-based compensation expense (years ended December 31, 2018 and 2017 - $nil and $nil, respectively). As at December 31, 2019, the unrecognized stock based compensation expense is $nil (December 31, 2018 - $nil).

d) Canadian Dollar Common Share Purchase Warrants

In November 2017, the Company issued 5,000,000 common share purchase warrants which entitled the holder of each warrant to purchase one common share of the Company at the price of Cdn$0.075 per common share, for a period of two years. These warrants expired unexercised in November 2019. As at December 31, 2018, the Company had outstanding and exercisable Canadian dollar common share purchase warrants entitling the holders to purchase a total of 5,000,000 common shares of the Company.

The calculation of the gain on the common share purchase warrants is shown in the following table;

	Number of	Fair value on	Fair value as at	Fair value as at	Gain on
Issue date	warrants	issuance	December 31, 2018	December 31, 2019	derivatives
November 13, 2017	5,000,000	$334,109	$59,740	$-	$59,740

(1) The exercise price for the Canadian dollar common share purchase warrants was Cdn $0.075 for one share and converted at day of issue. The warrants expired in November 2019.

e) Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2019, amounting to 37,153,317 common shares (years ended December 31, 2018 and 2017 - 26,783,454 and 13,221,798, respectively).

The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options (years ended December 31, 2018 and 2017 - 93,750 and 156,250, respectively) or the common share purchase warrants (years ended December 31, 2019, 2018 and 2017 - $nil, 5,000,000 and 5,000,000, respectively) as they are anti-dilutive.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

9. INCOME TAXES

a) The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2018 - 21% and 2017  - 35%) to the income tax expense is as follows:

Year ended December 31,	2019	2018	2017
	$	$	$
Loss for the year before income tax	(296,000)	(41,000)	(302,000)
Expected income tax recovery based on statutory rate	(62,000)	(9,000)	(106,000)
Adjustment to expected income tax benefit:
permanent differences	(4,000)	44,000	(104,000)
change in taxe rate	-	5,360,000	210,000
change in benefit of tax assets not recognized	66,000	(5,395,000)	-
	-	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2019	2018
	$	$
Non-capital loss carryforwards	14,098,000	13,330,000
Capital loss carryforwards	25,540,000	25,540,000
Capital assets	108,000	127,000
Others	115,000	264,000
Total:	39,861,000	39,261,000

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

The Company has non-capital losses in the United States of approximately $13.8 million available, which may be applied against future taxable income and which expire as follows:

2025	$98,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	504,000
2030	1,017,000
2031	1,810,000
2032	1,690,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
2038	361,000
2039	313,000
$13,797,000

10. FINANCIAL RISK MANAGEMENT

a) FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of loss and comprehensive loss. The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2019. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at December 31, 2019.

GENTOR RESOURCES INC.
(An Exploration Stage Company)
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(Stated in US dollars)
For the years ended December 31, 2019, 2018 and 2017

Canadian
Dollars
Cash	$1,236
Accounts payable	(356,118)
Total foreign currency working capital	(354,882)
US$ exchange rate at December 31, 2019	0.7699
Total foreign currency net working capital in US$	(273,224)
Impact of a 10% strengthening of the US$ on the net loss	(27,322)

b) MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2019, the carrying values of the Company's cash, accounts receivable, due from related parties, advances receivable, accounts payable, due to related parties and accrued liabilities approximate fair value.

11. ENVIRONMENTAL CONTINGENCY

Any exploration and evaluation activities of the Company are subject to laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company believes its activities are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations.

12. EVENTS AFTER REPORTING PERIOD

Since December 31, 2019, the COVID-19 pandemic is causing a widespread health crisis that has affected economies and financial markets around the world resulting in an economic downturn. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 outbreak and the response of governmental authorities to try to limit it are having a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions. The continued spread of COVID-19 nationally and globally could have an adverse impact on the Company's business, operations and financial results, as well as a deterioration of general economic conditions including a possible national or global recession. Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on the Company's business, operations or financial results, including the Company's ability to secure financing; however, the impact could be material.