Form 20-F
period 2020-12-31
GENTOR RESOURCES INC.
filed 2021-04-29
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2020

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

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2020:

38,906,742 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes          No X

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

___Item 17                Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes _        No X

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.      Yes _   No _

-ii-

GENTOR RESOURCES INC. - FORM 20-F
TABLE OF CONTENTS

-iii-

TABLE OF CONTENTS

-v-

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

Item 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2020, 2019, 2018, 2017 and 2016.  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F.  Historical results from any prior period are not necessarily indicative of results to be expected for any future period.  For the year ended December 31, 2016, the previously reported amounts have been restated to reflect the discontinuation of the Karaburun project in Turkey.

	(in US$000 except per share data)

	2020	2019	2018	2017	2016
Revenue	$-	$-	$-	$-	$-
Net operating loss	(323)	(535)	(372)	(254)	(297)
Net loss from continuing operations	(301)	(296)	(41)	(302)	(274)
Net loss	(301)	(296)	(41)	(315)	(274)
Net loss per share	(0.01)	(0.01)	(0.00)	(0.02)	(0.02)
Current assets	17	183	177	212	43
Total assets	17	183	177	218	71
Total liabilities	848	713	640	1,095	692
Net assets	(831)	(530)	(463)	(877)	(621)
Additional paid-in capital	43,325	43,325	43,101	42,656	42,605
Shareholders' equity (deficiency)	(831)	(530)	(463)	(877)	(621)
Weighted average common shares outstanding (in thousands) (1)	38,907	37,153	26,784	13,222	11,907

__________________________
(1) Adjusted to reflect the eight to one share consolidation effected by the Company in September 2017.

Exchange Rates

On April 15, 2021, the buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York, was US$1.00 = Cdn$1.2539.  The following table sets forth, for each of the years or, as applicable, months indicated, additional information with respect to the noon buying rate for US$1.00 in Canadian dollars and are based upon the rates quoted by the Federal Reserve Bank of New York.

Rate	2020	2019	2018	2017	2016
Average (1)	1.3422	1.3232	1.2999	1.2971	1.3229

__________________________
(1) The average rate means the average of the exchange rates on the last day of each month during the year.

Rate	November 2020	December 2020	January 2021	February 2021	March 2021	April 2021 (1)
High	1.3255	1.2958	1.2812	1.2830	1.2672	1.2614
Low	1.2978	1.2715	1.2633	1.2528	1.2434	1.2512

__________________________
(1) Provided for the period from April 1, 2021 to April 15, 2021.

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

The Company is susceptible to risks related to the outbreak of contagious diseases, including the ongoing widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19").  The Company's activities could be adversely impacted by the effects of COVID-19 (as well as any other outbreak of contagious diseases).  During 2019, COVID-19 emerged in China and has since spread wporldwide, including Canada, and infections have been reported globally.  The extent to which COVID-19 impacts the Company's activities, including the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak (including the travel and quarantine restrictions currently being imposed by governments of affected countries).  In particular, the continued spread of COVID-19 globally could materially and adversely impact Company activities including, without limitation, employee health and productivity and limitations on travel, and other factors that will depend on future developments beyond the Company's control, all of which may have a material and adverse effect on the Company.  There can be no assurance that personnel of the Company will not be impacted by COVID-19 and ultimately see workforce productivity reduced or incur increased costs, including but limited to medical and insurance premiums.  In addition, COVID-19 has resulted in a widespread global health crisis that has significantly adversely affected global economies and capital markets, resulting in an economic downturn that could become much worse and have an adverse effect on the Company's future prospects, including its ability to secure financing from capital markets.

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

The auditor's report issued in respect of the Company's 2020 annual consolidated financial statements contains the following paragraph:

"We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter."

Therefore, as indicated in the auditor's report for the fiscal year ended December 31, 2020, there is significant doubt about the Company's ability to continue as a going concern.  The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company's securities would have little or no value.

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

  US$301,085 for the year ended December 31, 2020 (the net operating loss for the year ended December 31, 2020 was US$322,641);
  US$295,868 for the year ended December 31, 2019 (the net operating loss for the year ended December 31, 2019 was US$534,783);
  US$40,742 for the year ended December 31, 2018 (the net operating loss for the year ended December 31, 2018 was US$371,478);
  US$314,890 for the year ended December 31, 2017; and
  US$274,424 for the year ended December 31, 2016.

The Company had an accumulated deficit of US$44,187,543 as of December 31, 2020.

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

Item 4.  Information on the Company

A.  History and Development of the Company

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012.  The executive office of the Company is located at 1 First Canadian Place, Suite 7070, 100 King Street West, Toronto, Ontario, M5X 1E3, Canada, and the telephone number of such office is (416) 361-2510.  The registered office of the Company is located at Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-9005, Cayman Islands.

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

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2020 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2020 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2020 incorporated by reference into this Form 20-F as Exhibit 15.1.

C.  Research and Development, Patents and Licenses, etc.

The Company does not carry on any research and development activities.  The Company does not hold any patents.

D.  Trend Information

The Company relinquished its only project, the Karaburun project in Turkey, and discontinued operations in Turkey at the end of 2017.  The Company is currently evaluating new business opportunities.

Additionally, any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse effect on the Company.  For example, the ongoing outbreak of COVID-19 has resulted in significant restrictive measures being implemented by governments of various countries to control the spread of COVID-19.  Such COVID-19 related restrictions and disruptions, including for employees, experts and suppliers across different industries, may negatively impact the Company's activities.  In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, resulting in an economic downturn that could affect the Company's ability to access or raise capital through issuances of the Company's securities and the ability of the Company to identify and acquire a suitable business.

E.  Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G.  Safe Harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served Since
Arnold T. Kondrat (1)	68	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)
Donat K. Madilo	59	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	54	Corporate Secretary	April 7, 2011
Richard J. Lachcik (1)	63	Director	February 13, 2014
William R. Wilson (1)	78	Director	February 13, 2014

__________________________
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

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2020.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	$89,540	N/A	Nil	Nil	Nil	$89,540
Donat K. Madilo Chief Financial Officer	$50,000	N/A	Nil	Nil	Nil	$50,000

__________________________
(1) The Company did not grant any stock options in 2020.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2020:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	June 24, 2019	250,000	Cdn$0.065 (US$0.051)	June 24, 2024	US$3,000	N/A	N/A
Donat K. Madilo	June 24, 2019	250,000	Cdn$0.065 (US$0.051)	June 24, 2024	US$3,000	N/A	N/A

__________________________
(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$7854.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 31, 2020 of Cdn$0.08 as reported by the TSX Venture Exchange, which is equivalent to US$0.063 using the exchange rate on December 31, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7854.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2020:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A

__________________________
(1) Identifies the aggregate dollar value that would have been realized by the Officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2020 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2020, other than Mr. Kondrat.  See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2020.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

(1) The Company did not grant any stock options in 2020.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2020 by the directors of the Company other than Mr. Kondrat.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2020.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	June 24, 2019	125,000	Cdn$0.065 (US$0.051)	June 24, 2024	US$1,500	N/A	N/A
William R. Wilson	June 24, 2019	125,000	Cdn$0.065 (US$0.051)	June 24, 2024	US$1,500	N/A	N/A

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$7854.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 31, 2020 of Cdn$0.08 as reported by the TSX Venture Exchange, which is equivalent to US$0.063 using the exchange rate on December 31, 2020 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7854.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2020. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2020.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

__________________________

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2020, December 31, 2019 and December 31, 2018:

Location	Dec. 31, 2020	Dec. 31, 2019	Dec. 31, 2018

Gentor executive office in Toronto, Canada	3	3	4

Totals:	3	3	4

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 15, 2021 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors and officers as of April 15, 2021 (each stock option is exercisable for one common share of the Company).  As of April 15, 2021, the Company did not have outstanding any common share purchase warrants.

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

Equity Compensation Plans

The Company has a stock option plan (the "Option Plan").  As of April 15, 2021, there are outstanding under the Option Plan 1,040,000 stock options.  The following is a summary of certain terms of the Option Plan.

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

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 15, 2021.

Number of common shares to be issued upon exercise of stock options outstanding	Exercise price of outstanding stock options per share	Number of common shares remaining available for future issuance (excluding outstanding awards)

1,040,000 (1)	Cdn$0.065	2,850,674 common shares

__________________________

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

__________________________

(1) The information in these columns of the table is as at April 15, 2021.

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

As of April 15, 2021, based on the Company's shareholders' register, there were 23 shareholders of record of the Company's common shares in the United States, holding 16.74% of the outstanding common shares of the Company.

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

B.  Related Party Transactions

See Item 4 of this Form 20-F for information with respect to the private placement financings carried out by the Company in 2018 and 2019 involving directors and officers of the Company.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2020.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

The Company's common shares are listed for trading on the TSX Venture Exchange under the symbol "GNT", and have been so listed since November 7, 2011.  The Company's common shares are also quoted in the United States on the OTC Pink tier of the OTC Link (the "OTC Pink") under the trading symbol "GNTOF", and have been so quoted since May 1, 2015.  Prior to May 1, 2015, such shares were quoted in the United States on the OTCQB tier of the OTC Link.

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

Year	High (Cdn$)	Low (Cdn$)
2020	$0.08	$0.03
2019	$0.065	$0.045
2018	$0.12	$0.06
2017	$0.20	$0.08
2016	$0.20	$0.04

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2021	$0.08	$0.08
December 31, 2020	$0.08	$0.045
September 30, 2020(1)	-	-
June 30, 2020	$0.045	$0.03
March 31, 2020	$0.055	$0.045
December 31, 2019	$0.045	$0.045
September 30, 2019	$0.055	$0.055
June 30, 2019	$0.065	$0.05
March 31, 2019	$0.06	$0.045

__________________________

(1) The common shares of the Company did not trade on the TSX-V during this period.

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2021 (to April 15)(1)	-	-
March 2021	$0.08	$0.08
February 2021(1)	-	-
January 2021(1)	-	-
December 2020	$0.08	$0.045
November 2020(1)	-	-
October 2020(1)	-	-

__________________________

(1) The common shares of the Company did not trade on the TSX-V during this period.

OTC Pink

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink.

Year	High (US$)	Low (US$)
2020	$0.07	$0.03
2019	$0.134	$0.034
2018	$0.134	$0.0468
2017	$0.134	$0.134
2016	$0.128	$0.056

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company, as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2021	$0.07	$0.06
December 31, 2020	$0.06	$0.03
September 30, 2020(1)	-	-
June 30, 2020(1)	-	-
March 31, 2020(1)	-	-
December 31, 2019	$0.040	$0.034
September 30, 2019	$0.047	$0.040
June 30, 2019 (1)	-	-
March 31, 2019	$0.134	$0.047

__________________________

(1) The common shares of the Company did not trade on the OTC Pink during these periods.

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink.

Month	High (US$)	Low (US$)
April 2021 (to April 15) (1)	-	-
March 2021	$0.07	$0.06
February 2021(1)	-	-
January 2021	$0.07	$0.06
December 2020	$0.06	$0.03
November 2020(1)	-	-
October 2020(1)	-	-

__________________________

(1) The common shares of the Company did not trade on the OTC Pink during this period.

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

The Company's authorized share capital consists of US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share, of which 38,906,742 common shares were issued and outstanding as of April 15, 2021.  The following is a summary of the material provisions attaching to the common shares:

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

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

See Note 12 to the Company's audited consolidated financial statements filed as part of this Form 20-F under Item 18.

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

14.C.

Not applicable.

14.D.

Not applicable.

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2020.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2020 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2020 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2020, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.C.  Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by the external auditors of the Company (Kreston GTA LLP) for each of the years ended December 31, 2020 and December 31, 2019.  All dollar amounts are exclusive of applicable taxes.

	2020	2019
Audit Fees	US$18,636	US$18,709
Audit-Related Fees	-	-
Tax Fees	US$3,727	US$3,775
All Other Fees	-	-

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2020.

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

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-23.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on March 9, 2012)

1.2	Amended memorandum of association of the Company (incorporated by reference from Exhibit 99.1 to the Company's current report Form 6-K filed with the SEC on November 27, 2018)

2.1	Description of the registered securities

4.1	Company's Stock Option Plan

8.1	List of subsidiaries

11.1	Company's Business Conduct Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

EXHIBIT NUMBER	DESCRIPTION

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2020

15.2	Notice of Change in Auditor dated January 17, 2020 (incorporated by reference from Exhibit 99.1 to the Company's current report on Form 6-K filed with the SEC on January 28, 2020).

15.3	Letter from Successor Auditor (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on January 28, 2020).

15.4	Letter from Former Auditor (incorporated by reference from Exhibit 99.3 to the Company's current report on Form 6-K filed with the SEC on January 28, 2020).

XBRL
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

 SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 22, 2021.

GENTOR RESOURCES INC. (Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat President and Chief Executive Officer

45

GENTOR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2020 and 2019
(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Gentor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Gentor Resources Inc. (the "Company") as of December 31, 2020 and 2019, and the related consolidated statements of loss and comprehensive loss, cash flows and shareholders' deficiency for the years then ended, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2020 and 2019, and its financial performance and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

We have served as the Company's auditor since 2019.

Comparative Information

The consolidated financial statements of the Company as at December 31, 2018 and for the year then ended were audited by another auditor who expressed an unqualified (unmodified) opinion on those financial statements on April 18, 2019.

Kreston GTA LLP

Chartered Professional Accountants
Licensed Public Accountants
Markham, Canada

April 22, 2021

Kreston GTA LLP | 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firms

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Gentor Resources Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated financial statements of Gentor Resources Inc. and its subsidiary (the Company) which comprise the consolidated statement of loss and comprehensive loss, consolidated statement of cash flows, and consolidated statement of shareholders' deficiency for the year ended December 31, 2018, and the related notes (collectively referred to as the financial statements).

In our opinion, the financial statements present fairly, in all material respects, the results of its operations and its cash flows for the year ended December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's operating loss for the year ended December 31, 2018, raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

McGovern Hurley LLP

Chartered Professional Accountants
Licensed Public Accountants

Toronto, Canada
April 18, 2019

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (Stated in US dollars)

ASSETS	As at December 31, 2020	As at December 31, 2019
Current
Cash	$793	$1,034
Accounts receivable (note 4)	-	50,000
Due from related parties (note 6)	319	116,020
Advances receivable (note 5)	15,337	16,298
Total current assets	16,449	183,352

Total assets	$16,449	$183,352

LIABILITIES
Current
Accounts payable	$385,877	$345,727
Accrued liabilities	142,055	145,595
Due to related parties (note 6)	295,481	222,091
Total current liabilities	823,413	713,413
Loan (note 7)	24,182
Total liabilities	$847,595	$713,413

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 10a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2019 - 38,906,742) (note 10b)	31,125	31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,187,543)	(43,886,458)
Total shareholders' deficiency	(831,146)	(530,061)

Total liabilities and shareholders' deficiency	$16,449	$183,352

Nature of operations and going concern (note 1)
Environmental contingency (note 13)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF LOSS AND COMPREHENSIVE LOSS (Stated in US dollars)

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018
Expenses

Management and consulting fees	$-	$62,381	$111,690
Professional fees	56,874	66,159	63,111
General and administrative expenses	265,767	365,016	196,488
Stock-based compensation expense (note 10c)	-	41,227	-
Depreciation and amortization	-	-	189
Net operating loss	(322,641)	(534,783)	(371,478)
Interest income	80	522	591
Foreign exchange (loss) gain	(8,634)	(538)	21,976
Realized loss on disposal of investment in shares (note 4)	-	(120,809)	-
Gain on common share purchase warrants	-	59,740	308,342
Other income including government assistance (notes 7 and 8)	30,110	-	-
Gain on settlement (note 4)	-	300,000	-
Net loss and comprehensive loss before discontinued operations	$(301,085)	$(295,868)	$(40,569)
Net loss from discontinued operations (note 9)	-	-	(173)
Net loss and comprehensive loss	$(301,085)	$(295,868)	$(40,742)

Net loss and comprehensive loss per share - continuing operations - basic and diluted	$(0.01)	$(0.01)	$(0.00)
Net loss and comprehensive loss per share - discontinued operations - basic and diluted	-	-	$(0.00)
Net loss and comprehensive loss per share - basic and diluted	$(0.01)	$(0.01)	$(0.00)

Weighted average number of shares - basic and diluted	38,906,742	37,153,317	26,783,454

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in US dollars)

	For the year ended December 31, 2020	For the year ended December 31, 2019	For the year ended December 31, 2018

Operating activities:
Net loss from continuing operations	$(301,085)	$(295,868)	$(40,569)
Adjustments required to reconcile net loss with net cash utilized in operating activities
Fair value gain on government loan (note 7)	(5,084)	-	-
Accretion expense on government loan (note 7)	598	-	-
Depreciation and amortization	-	-	189
Gain on settlement (note 4)	-	(300,000)	-
Loss on disposal of investment in shares (note 4)	-	120,809	-
Stock-based compensation expense (note 10c)	-	41,227	-
Gain on common share purchase warrants	-	(59,740)	(308,342)
Changes in non-cash working capital balances
Due from related parties	115,701	40,810	(11,505)
Due to related parties	73,390	113,750	44,218
Accounts receivable (note 4)	50,000	50,000	-
Advances receivable	961	(1,769)	(14,529)
Accounts payable	40,150	(6,150)	47,767
Accrued liabilities	(3,540)	25,595	(41,461)
Cash utilized in operating activities	(28,909)	(271,336)	(324,232)

Investing activities:
Proceeds on disposal of investment in shares (note 4)	-	79,191	-
Cash provided by investing activities	-	79,191	-

Financing activities:
Proceeds from common shares issued, net of costs (note 10)	-	187,125	263,348
Loan received (note 7)	28,668	-	-
Cash provided by financing activities	28,668	187,125	263,348

Net cash inflow	(241)	(5,020)	(60,884)
Cash outflows from discontinued operations (note 9)	-	-	(1,827)
Cash, beginning of the year	1,034	6,054	68,765
Cash, end of the year	$793	$1,034	$6,054

Cash at the end of the year relates to:
Continuing operations	$793	$1,034	$6,054
Discontinued operations (note 9)	-	-	-
	$793	$1,034	$6,054

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ DEFICIENCY (Stated in US dollars)

	Number of common shares	Common shares amount	Additional paid-in capital	Accumulated deficit	Total shareholders' deficiency
Balance at December 31, 2017	21,906,742	$17,525	$42,655,469	$(43,549,848)	$(876,854)
Net loss for the year	-	-	-	(40,742)	(40,742)
Common shares issued (note 10b)	12,000,000	9,600	445,451	-	455,051
Balance at December 31, 2018	33,906,742	$27,125	$43,100,920	$(43,590,590)	$(462,545)
Net loss for the year	-	-	-	(295,868)	(295,868)
Stock-based compensation expense (note 10c)	-	-	41,227	-	41,227
Common shares issued (note 10b)	5,000,000	4,000	183,125	-	187,125
Balance at December 31, 2019	38,906,742	$31,125	$43,325,272	$(43,886,458)	$(530,061)
Net loss for the year	-	-	-	(301,085)	(301,085)
Balance at December 31, 2020	38,906,742	$31,125	$43,325,272	$(44,187,543)	$(831,146)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

1. NATURE OF OPERATIONS AND GOING CONCERN

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

GOING CONCERN

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2020, the Company had a net loss and comprehensive loss of $301,085 (2019 - $295,868 and 2018 - $40,742). The Company also had a deficit accumulated during the exploration stage of $44,187,543 as at December 31, 2020 (December 31, 2019 - $43,886,458), and a working capital deficiency of $806,964 as at December 31, 2020 (December 31, 2019 - $530,061).

In March 2020, the World Health Organization declared coronavirus COVID-19 a global pandemic. This contagious disease outbreak, which has continued to spread, and related adverse public health developments, has adversely affected workforces, economies, and financial markets globally, leading to an economic downturn. It is not possible for the Company to predict the duration or magnitude of the adverse results of the outbreak and its effects on the Company's business or ability to raise funds.

Management is also closely monitoring the impact of COVID-19 on the Company's business, including the impact on employees and liquidity. In order for the Company to continue as a going concern and fund its operations, the Company will require additional financing. The availability of financing will be affected by, among other things, the state of the capital markets considering the impact of COVID-19.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

These circumstances represent material uncertainties which cast substantial doubt on the Company's ability to continue on a going concern basis. These audited consolidated financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the possible inability of the Company to continue as a going concern. Such adjustments may be material.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These audited consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

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

b) MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred (see Notes 3 and 9).

c) CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment - Straight line basis over four years
Leasehold improvements - Straight line basis over five years

d) ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the years ended December 31, 2020, 2019 and 2018.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

e) ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2020 and 2019.

f) STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 10(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2020 and 2019, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

i) USE OF ESTIMATES

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

Fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable in the market such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability and include situations where there is little, if any, market activity.

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

k) INCOME TAXES

Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes, which require the use of the asset / liability method of accounting for income taxes. Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases, and for the tax loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using the enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company recognizes deferred taxes for the estimated future tax effects attributable to deductible temporary differences and loss carryforwards when realization is more likely than not. The deferred taxes for the Company amount to $nil at the balance sheet date.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

ASC 740, "Income Taxes" requires that the Company recognize the impact of a tax position in its financial statements if the position is more likely than not of being sustained upon examination and on the technical merits of the position. The Company does not anticipate any material change in the total amount of unrecognized tax benefits to occur within the next twelve months.

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

When an operation is classified as a discontinued operation, the Company's comparative consolidated financial statements must be represented as if the operation had been discontinued from the start of the comparative year and shown on the balance sheet as assets held for sale. On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held its mineral properties in Turkey (See Notes 3 and 9).

n) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2020. For the year ended December 31, 2020, there were no updates that are applicable or are consequential to the Company.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

3. MINERAL PROPERTIES

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

On November 23, 2017, the Company announced that it intended to dispose of its subsidiary which held the Karaburun project (being the Company's only project). The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017 (see Note 9).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

Under the Settlement Agreement, Gentor and Savannah agreed to fully settle the outstanding Deferred Consideration in exchange for (i) the payment to Gentor by Savannah of $100,000 (with $50,000 being payable 30 days from the date of the Settlement Agreement and $50,000 being payable six months from the date of the Settlement Agreement), and (ii) the issuance to Gentor by Savannah of $200,000 worth of Savannah shares (being 3,008,025 shares) (the "Savannah Shares"). As a result, the Company recognized $300,000 as a gain on settlement.

As at December 31, 2020, the balance of $nil (December 31, 2019 - $50,000) in accounts receivable is related to the Deferred Consideration under the Settlement Agreement due to the Company from Savannah, which was received in Feburary 2020.

During the year ended December 31, 2019, the Company sold 3,008,025 Savannah shares for proceeds of $79,121 and a realized loss on disposal of investment in shares of $120,209.

5. ADVANCES RECEIVABLE

The advances receivable include an unsecured loan of $15,337 (December 31, 2019 - $15,282), which is non-interest bearing and due on demand.

6. RELATED PARTY TRANSACTIONS

As of December 31, 2020, an amount of $258,032 (December 31, 2019 - $222,091) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2020, an amount of $37,449 was owed to Loncor Resources Inc. (December 31, 2019 - $116,020 owed by Loncor Resources Inc.), a company with common directors, in relation to the payment of common general and administrative expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

7. LOAN

In May 2020, the Company received a $28,668 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto- Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing and can be repaid at any time without penalty.

On January 1, 2021, the outstanding balance of the CEBA LOC will automatically convert to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. If on December 31, 2022, the Compny exercises the option for a 3-year extension, 5% interest during the term extension period will aply on any balance remaining.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

The Company recorded the CEBA LOC upon initial recognition at its fair value of $23,584 (Cdn$32,906) as at May 5th, 2020 using an effective interest rate of 3.45%. The difference of $5,084 between the fair value and the total amount of CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of loss and comprehensive loss. During the year ended December 31, 2020, interest of $598 has been accreted on the CEBA LOC and is included within "interest and bank expenses" in the consolidated statement of loss and comprehensive loss (years ended December 31, 2019 and 2018 - $Nil).

As at December 31, 2020, the CEBA LOC is valued at $24,182 (Cdn$ 30,789)(December 31, 2019 - $Nil (Cdn$Nil)).

8. GOVERNMENT ASSISTANCE

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy ("CEWS") in order to help employers retain and/or return Canadian-based employees to payrolls in response to challenges posed by the COVID-19 pandemic. Gentor determined that it met the employer eligibility criteria and applied for the CEWS retroactively to March 15, 2020. Cash payments of $25,026 have been received in the year 2020. The Company has recorded a total gross subsidy of $25,026 under "interest and other income" in the consolidated statement of loss and comprehensive loss for the year ended December 31, 2020 (years ended December 31, 2019 and 2018: $nil and $nil, respectively).

In July 2020, the program was redesigned and extended until December 2020. In September and November 2020, the Government of Canada announced further extensions of the program to June 2021. The Company intends to continue its participation in the CEWS program, subject to meeting the eligibility requirements. There are no unfulfilled conditions or other contingencies attaching to the current CEWS program.

9. DISCONTINUED OPERATIONS

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

The operating results of the discontinued operations were as follows:

For the year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Expenses	$	$	$
Professional fees	-	-	-
General and administrative expenses	-	-	-
Impairments	-	-	-
Depreciation and amortization	-	-	-
Net operating loss	-	-	-
Foreign exchange (loss) gain	-	-	(173)
Net loss from discontinued operations	-	-	(173)

The cash flows from discontinued operations were as follows:

	For the year ended
	December 31,	December 31,	December 31,
	2020	2019	2018
Net loss from discontinued operations	$-	$-	$(173)
Add items not affecting cash:
Depreciation	-	-	-
Impairments	-	-	-
Change in non-cash working capital items
Prepaids and advances	-	-	3,703
Accounts payable	-	-	(5,358)

Cash utilized in operating activities - discontinued operations	-	-	(1,827)
Cash outflows from discontinued operations	-	-	(1,827)
Cash - discontinued operations	-	-	-

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

10. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

In June 2018 the Company closed a non-brokered private placement of 8,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of $301,500 (Cdn$400,000). Mr. Arnold T. Kondrat (who is Chief Executive Officer, President and a director of the Company) purchased all of the said shares.

In October 2018, the Company closed a non-brokered private placement of 4,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of $153,551 (Cdn$200,000). Directors and officers of the Company purchased 3,075,000 of the said shares.

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of $187,125 (Cdn$250,000). Mr Kondrat purchased 3,000,000 of the said shares.

As of December 31, 2020, the Company had 38,906,742 issued and outstanding common shares (December 31, 2019 - 38,906,742).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

In June 2019, 1,000,000 stock options were granted under the Plan to the Company's officers and directors. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

The following table summarizes the stock option information for the years ended December 31, 2020 and 2019:

	Number of options	Weighted average exercise price ($Cdn)	Weighted average fair value ($Cdn)	Weighted average remaining contractual life (in years)
Closing Balance, December 31, 2018	93,750	1.200	0.480	0.39
Expired	(93,750)	1.200	(0.480)
Granted	1,040,000	0.065	0.065	4.49
Closing Balance, December 31, 2019	1,040,000	0.065	0.065	4.49
Closing Balance, December 31, 2020	1,040,000	0.065	0.065	3.49

The Black-Scholes option-pricing model was used to estimate values of all stock options granted based on the following assumptions for the options granted in June and July 2019:

(i) Risk-free interest rates: 1.40% - 1.53%, which are based on the Bank of Canada benchmark bonds, average yield 5-year rate in effect at the time of grant for bonds with maturity dates at the estimated term of the options;

(ii) Expected volatility: 119.33% - 119.56%, which is based on the Company's historical stock prices;

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

During the year ended December 31, 2020, the Company recognized $nil as stock-based compensation expense (years ended December 31, 2019 - $41,227 and 2018 - $nil, respectively). As at December 31, 2020, the unrecognized stock-based compensation expense is $nil (December 31, 2019 - $nil).

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

d) Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2020, amounting to 38,906,742 common shares (years ended December 31, 2019 and 2018 - 37,153,317 and 26,783,454, respectively).

The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options (years ended December 31, 2019 and 2018 - 1,040,000 and 93,750, respectively) or the common share purchase warrants (years ended December 31, 2020, 2019 and 2018 - $nil, $nil and 5,000,000, respectively) as they are anti-dilutive.

11. INCOME TAXES

a) The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2019 - 21% and 2018 - 35%) to the income tax expense is as follows:

Year ended December 31,	2020	2019	2018
	$	$	$
Loss for the year before income tax	(301,000)	(296,000)	(41,000)

Expected income tax recovery based on statutory rate	(63,000)	(62,000)	(9,000)
Adjustment to expected income tax benefit:
Permanent differences	-	(4,000)	44,000
Change in tax rate	-	-	5,360,000
Change in benefit of tax assets not recognized	63,000	66,000	(5,395,000)
	-	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2020	2019	2018
	$	$	$

Non-capital loss carryforwards	14,161,000	14,098,000	13,330,000
Capital loss carryforwards	25,540,000	25,540,000	25,540,000
Capital assets	108,000	108,000	127,000
Others	115,000	115,000	264,000
Total:	39,924,000	39,861,000	39,261,000

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

The Company has non-capital losses in the United States of approximately $14.2 million available, which may be applied against future taxable income and which expire as follows:

2025	$98,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	504,000
2030	1,017,000
2031	1,810,000
2032	1,690,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
2038	361,000
2039	313,000
2040	364,000
Total:	$14,161,000

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

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2020. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net loss by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at December 31, 2020.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2020, 2019 and 2018

Canadian Dollars
Cash	$325
Accounts payable	(115,063)
Loan	(40,000)
Total foreign currency working capital	(154,738)
US$ exchange rate at December 31, 2020	0.7854
Total foreign currency net working capital in US$	(121,531)
Impact of a 10% strengthening of the US$ on net loss	(12,153)

b) MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock-based compensation costs.

c) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2020, the carrying values of the Company's cash, accounts receivable, due from related parties, advances receivable, accounts payable, due to related parties and accrued liabilities approximate fair value.

13. ENVIRONMENTAL CONTINGENCY

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