Form 20-F
period 2021-12-31
GENTOR RESOURCES INC.
filed 2022-05-02
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2021

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

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2021:

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

__Item 17               Item 18

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2021, 2020, 2019, 2018 and 2017. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in US$000 except per share data)
	2021	2020	2019	2018	2017
Revenue	$-	$-	$-	$-	$-
Net operating loss	(313)	(323)	(535)	(372)	(254)
Net income (loss) from continuing operations	21	(301)	(296)	(41)	(302)
Net income (loss)	21	(301)	(296)	(41)	(315)
Net income (loss) per share	0.00	(0.01)	(0.01)	(0.00)	(0.02)
Current assets	20	17	183	177	212
Total assets	20	17	183	177	218
Total liabilities	830	848	713	640	1,095
Net assets	(810)	(831)	(530)	(463)	(877)
Additional paid-in capital	43,325	43,325	43,325	43,101	42,656
Shareholders' equity (deficiency)	(810)	(831)	(530)	(463)	(877)
Weighted average common shares outstanding (in thousands) (1)	38,907	38,907	37,153	26,784	13,222

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

The auditor's report issued in respect of the Company's 2021 annual consolidated financial statements contains the following paragraph:

"We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter."

Therefore, as indicated in the auditor's report for the fiscal year ended December 31, 2021, there is significant doubt about the Company's ability to continue as a going concern. The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company's securities would have little or no value.

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

The Company has incurred losses since its inception, the Company expects to incur losses for the foreseeable future and there can be no assurance that the Company will ever achieve revenues or profitability. The Company incurred the following net losses during the following periods (as well as the net income (but also a net operating loss) for fiscal 2021):

  net income of US$21,194 for the year ended December 31, 2021 (the net operating loss for the year ended December 31, 2021 was US$312,966);
  net loss of US$301,085 for the year ended December 31, 2020 (the net operating loss for the year ended December 31, 2020 was US$322,641);
  net loss of US$295,868 for the year ended December 31, 2019 (the net operating loss for the year ended December 31, 2019 was US$534,783);
  net loss of US$40,742 for the year ended December 31, 2018 (the net operating loss for the year ended December 31, 2018 was US$371,478); and
  net loss of US$314,890 for the year ended December 31, 2017.

The Company had an accumulated deficit of US$44,166,349 as of December 31, 2021.

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

C. Organizational Structure

The Company has a wholly-owned subsidiary, Gentor International Limited, which was incorporated under the laws of the British Virgin Islands.

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

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2021 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2021 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2021 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served Since
Arnold T. Kondrat (1)	69	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)
Donat K. Madilo	60	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	55	Corporate Secretary	April 7, 2011
Richard J. Lachcik (1)	64	Director	February 13, 2014
William R. Wilson (1)	79	Director	February 13, 2014

____________________________

(1) Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry. During this time he has been a senior officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States, including principal founder of several of these companies. In addition to his positions with Gentor, Mr. Kondrat is also presently Executive Chairman of the Board and a director of Loncor Gold Inc. ("Loncor") (a gold exploration company listed on the Toronto Stock Exchange), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto). He was a senior officer of Banro Corporation ("Banro") (a mining company with gold mines in the Democratic Republic of the Congo (the "DRC")) from 1994 to 2017.

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

The following directors of the Company are presently directors of other issuers that are public companies:

Name of Director	Names of Other Issuers

Arnold T. Kondrat	Loncor Gold Inc.

Richard J. Lachcik	Loncor Gold Inc.

William R. Wilson	Loncor Gold Inc.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B. Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2021.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	$95,752	N/A	Nil	Nil	Nil	$95,752
Donat K. Madilo Chief Financial Officer	$50,000	N/A	Nil	Nil	Nil	$50,000

____________________________

(1) The Company did not grant any stock options in 2021.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2021:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	June 24, 2019	250,000	Cdn$0.065 (US$0.05)	June 24, 2024	US$4,250	N/A	N/A
Donat K. Madilo	June 24, 2019	250,000	Cdn$0.065 (US$0.05)	June 24, 2024	US$4,250	N/A	N/A

______________________________

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 31, 2021 of Cdn$0.085 as reported by the TSX Venture Exchange, which is equivalent to US$0.067 using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2021:

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Arnold T. Kondrat	Nil	N/A	N/A
Donat K. Madilo	Nil	N/A	N/A

_____________________________

(1) Identifies the aggregate dollar value that would have been realized by the Officer if he had exercised all options exercisable under the option-based award on the vesting date(s) thereof.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2021 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2021, other than Mr. Kondrat. See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2021.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

_____________________________

(1) The Company did not grant any stock options in 2021.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2021 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2021.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	June 24, 2019	125,000	Cdn$0.065 (US$0.05)	June 24, 2024	US$2,125	N/A	N/A
William R. Wilson	June 24, 2019	125,000	Cdn$0.065 (US$0.05)	June 24, 2024	US$2,125	N/A	N/A

_____________________________

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 31, 2021 of Cdn$0.085 as reported by the TSX Venture Exchange, which is equivalent to US$0.067 using the exchange rate on December 31, 2021 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7888.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2021.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2021.

Incentive plan awards - value vested or earned during the year
Name	Option-based awards - Value vested during the year (1) (US$)	Share-based awards - Value vested during the year (US$)	Non-equity incentive plan compensation - Value earned during the year (US$)
Richard J. Lachcik	Nil	N/A	N/A
William R. Wilson	Nil	N/A	N/A

_____________________________

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

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2021, December 31, 2020 and December 31, 2019:

Location	Dec. 31, 2021	Dec. 31, 2020	Dec. 31, 2019
Gentor executive office in Toronto, Canada	2	3	3
Totals:	2	3	3

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 25, 2022 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors and officers as of April 25, 2022 (each stock option is exercisable for one common share of the Company). As of April 25, 2022, the Company did not have outstanding any common share purchase warrants.

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

Equity Compensation Plans

The Company has a stock option plan (the "Option Plan"). As of April 25, 2022, there are outstanding under the Option Plan 1,040,000 stock options. The following is a summary of certain terms of the Option Plan.

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

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 25, 2022.

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

	Number of Shares	Percentage of Outstanding
Name of Shareholder	Beneficially Owned (1)	Common Shares (1)

Arnold T. Kondrat (2)	20,033,188 (3)	51.49%

_____________________________

(1) The information in these columns of the table is as at April 25, 2022.

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

As of April 19, 2022, based on the Company's shareholders' register, there were 23 shareholders of record of the Company's common shares in the United States, holding 16.74% of the outstanding common shares of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2021.

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

In September 2017, the Company consolidated its outstanding common shares on an eight to one basis. The common shares commenced trading on a post-consolidation basis on the TSX Venture Exchange on September 13, 2017. The applicable information in this item 9 has been adjusted to reflect said share consolidation.

TSX Venture Exchange ("TSX-V")

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the TSX-V.

Year	High (Cdn$)	Low (Cdn$)
2021	$0.11	$0.08
2020	$0.08	$0.03
2019	$0.065	$0.045
2018	$0.12	$0.06
2017	$0.20	$0.08

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on the TSX-V.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2022	$0.135	$0.07
December 31, 2021	$0.085	$0.08
September 30, 2021	$0.11	$0.085
June 30, 2021	$0.08	$0.08
March 31, 2021	$0.08	$0.08
December 31, 2020	$0.08	$0.045
September 30, 2020(1)	-	-
June 30, 2020	$0.045	$0.03
March 31, 2020	$0.055	$0.045

_____________________________

(1) The common shares of the Company did not trade on the TSX-V during this period.

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the TSX-V.

Month	High (Cdn$)	Low (Cdn$)
April 2022 (to April 25)(1)	-	-
March 2022	$0.135	$0.135
February 2022	$0.07	$0.07
January 2022(1)	-	-
December 2021(1)	-	-
November 2021	$0.085	$0.085
October 2021	$0.08	$0.08

_____________________________

(1) The common shares of the Company did not trade on the TSX-V during this period.

OTC Pink

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink.

Year	High (US$)	Low (US$)
2021	$0.068	$0.059
2020	$0.07	$0.03
2019	$0.134	$0.034
2018	$0.134	$0.0468
2017	$0.134	$0.134

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company, as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2022	$0.111	$0.111
December 31, 2021(1)	-	-
September 30, 2021(1)	-	-
June 30, 2021(1)	-	-
March 31, 2021	$0.07	$0.06
December 31, 2020	$0.06	$0.03
September 30, 2020(1)	-	-
June 30, 2020(1)	-	-
March 31, 2020(1)	-	-

______________________________

(1) The common shares of the Company did not trade on the OTC Pink during these periods.

The following table discloses the monthly high and low sales prices in United States dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink.

Month	High (US$)	Low (US$)
April 2022 (to April 25)(1)	-	-
March 2022(1)	-	-
February 2022	$0.111	$0.111
January 2022(1)	-	-
December 2021(1)	-	-

Month	High (US$)	Low (US$)
November 2021(1)	-	-
October 2021(1)	-	-

_____________________________

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

The Company's authorized share capital consists of US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share, of which 38,906,742 common shares were issued and outstanding as of April 25, 2022. The following is a summary of the material provisions attaching to the common shares:

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

This summary is for general information purposes only and does not purport to be a complete analysis or listing of all potential U.S. federal income tax considerations that may apply to a particular shareholder arising from and relating to the acquisition, ownership and disposition of Common Shares. In addition, this summary does not take into account the individual facts and circumstances of any particular shareholder that may affect the U.S. federal income tax consequences to such shareholder, including specific tax consequences to a shareholder under an applicable tax treaty. Accordingly, this summary is not intended to be, and should not be construed as, legal or U.S. federal income tax advice with respect to any shareholder. This summary does not address the U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences to shareholders of the acquisition, ownership and disposition of Common Shares. Except as specifically set forth below, this summary does not discuss applicable tax reporting requirements. Each prospective shareholder should consult its own tax advisor regarding the U.S. federal, U.S. federal net investment income, U.S. federal alternative minimum, U.S. federal estate and gift, U.S. state and local, and non-U.S. tax consequences relating to the acquisition, ownership and disposition of Common Shares.

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

U.S. Holders Subject to Special U.S. Federal Income Tax Rules Not Addressed

This summary does not address the U.S. federal income tax considerations to Company shareholders that are subject to special provisions under the Code, including the following: (i) shareholders that are tax-exempt organizations, qualified retirement plans, individual retirement accounts, or other tax-deferred accounts; (ii) shareholders that are financial institutions, underwriters, insurance companies, real estate investment trusts, or regulated investment companies; (iii) shareholders that are broker-dealers, dealers, or traders in securities or currencies that elect to apply a mark-to-market accounting method; (iv) shareholders that have a "functional currency" other than the U.S. dollar; (v) shareholders that own Common Shares as part of a straddle, hedging transaction, conversion transaction, constructive sale, or other integrated transaction; (vi) shareholders that acquired Common Shares in connection with the exercise of employee stock options or otherwise as compensation for services; (vii) shareholders that hold Common Shares other than as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment purposes); (viii) U.S. expatriates or former long-term residents of the United States; (ix) controlled foreign corporations and passive foreign investment companies; (x) shareholders subject to special tax accounting rules; (xi) shareholders that are partnerships or other pass-through entities (and investors in such partnerships and entities); (xii) shareholders that are subject to the alternative minimum tax; (xiii) shareholders that are S corporations (and shareholders thereof); (xiv) shareholders which are corporations organized outside the U.S., any state thereof or the District of Columbia that are nonetheless treated as U.S. taxpayers for U.S. federal income tax purposes; and (xv) shareholders that own or have owned, directly, indirectly, or by attribution, 5% or more, by voting power or value, of the outstanding Common Shares.  Shareholders that are subject to special provisions under the Code, including shareholders described immediately above, should consult their own tax advisor regarding the U.S. federal, U.S. federal estate and gift, U.S. state and local tax, and non-U.S. tax consequences relating to the ownership and disposition of Common Shares.

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

The Company does not believe that it is currently a USRPHC for U.S. federal income tax purposes, though it could become a USRPHC in the future. Non-U.S. Holders should consult with their own tax advisors regarding the consequences if the Company is, has been or will be a USRPHC.

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

Item 11. Quantitative and Qualitative Disclosures About Market Risk.

See Note 9 to the Company's audited consolidated financial statements filed as part of this Form 20-F under Item 18.

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

14.C.

Not applicable.

14.D.

Not applicable.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2021. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2021 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2021 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2021, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.C. Principal Accountant Fees and Services

Principal Accountant Fees and Services

The following summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2021 and December 31, 2020. All dollar amounts are exclusive of applicable taxes.

	2021	2020

Audit Fees	US$8,913	US$18,636
Audit-Related Fees	-	-
Tax Fees	US$3,120	US$3,727
All Other Fees	-	-

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

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2021.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-18.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on March 9, 2012)

1.2	Amended memorandum of association of the Company (incorporated by reference from Exhibit 99.1 to the Company's current report Form 6-K filed with the SEC on November 27, 2018)

2.1	Description of the registered securities

EXHIBIT NUMBER	DESCRIPTION

4.1	Company's Stock Option Plan

8.1	Subsidiary

11.1	Company's Business Conduct Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2021

XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 27, 2022.

GENTOR RESOURCES INC.

(Registrant)

By: (signed) "Arnold T. Kondrat"

      Arnold T. Kondrat
      President and Chief Executive Officer

GENTOR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2021 and 2020

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Gentor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Gentor Resources Inc. (the "Company") as of December 31, 2021 and 2020, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' deficiency for the years ended December 31, 2021, 2020 and 2019, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2021 and 2020, and its financial performance and its cash flows for the years ended December 31, 2021, 2020 and 2019, in conformity with accounting principles generally accepted in the United States of America.

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

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

We have served as the Company's auditor since 2019.

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

April 27, 2022

Kreston GTA LLP 6644| 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firm

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	As at	As at
	December 31, 2021	December 31, 2020

ASSETS
Current
Cash	$4,085	$793
Due from related parties (note 4)	-	319
Advances receivable (note 3)	16,016	15,337
Total current assets	20,101	16,449

Total assets	$20,101	$16,449

LIABILITIES
Current
Accounts payable	$144,313	$385,877
Accrued liabilities	72,284	142,055
Due to related parties (note 4)	588,377	295,481
Total current liabilities	804,974	823,413
Loan (note 5)	25,079	24,182
Total liabilities	$830,053	$847,595

SHAREHOLDERS' DEFICIENCY
Authorized 500,000,000 Common Shares, $0.0008 per share par value (note 7a) Issued and outstanding 38,906,742 Common Shares (December 31, 2020 - 38,906,742) (note 7b)	31,125	31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,166,349)	(44,187,543)
Total shareholders' deficiency	(809,952)	(831,146)

Total liabilities and shareholders' deficiency	$20,101	$16,449

Nature of operations and going concern (note 1)

Environmental contingency (note 10)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2021	2020	2019
Expenses
Management and consulting fees	$-	$-	$62,381
Professional fees	60,474	56,874	66,159
General and administrative expenses	252,492	265,767	365,016
Stock-based compensation expense (note 7c)	-	-	41,227
Net operating loss	(312,966)	(322,641)	(534,783)
Interest income	32	80	522
Foreign exchange gain (loss)	114	(8,634)	(538)
Realized loss on disposal of investment in shares	-	-	(120,809)
Gain on common share purchase warrants	-	-	59,740
Writeback of accounts payable and accrued liabilities	334,014	-	-
Other income including government assistance (notes 5 and 6)	-	30,110	-
Gain on settlement	-	-	300,000
Net income (loss) and comprehensive (income) loss	$21,194	$(301,085)	$(295,868)

Net income (loss) and comprehensive income (loss) per share - basic	$0.00	$(0.01)	$(0.01)
Net income (loss) and comprehensive income (loss) per share - diluted	$0.00	$(0.01)	$(0.01)

Weighted average number of shares - basic	38,906,742	38,906,742	37,153,317
Weighted average number of shares - diluted	39,946,742	38,906,742	37,153,317

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

	For the year ended	For the year ended	For the year ended
	December 31, 2021	December 31, 2020	December 31, 2019

Operating activities: Net income (loss)	$21,194	$(301,085)	$(295,868)
Adjustments required to reconcile net loss with net cash generated by (utilized in) operating activities
Fair value gain on government loan (note 5)	-	(5,084)	-
Accretion expense on government loan (note 5)	897	598	-
Gain on settlement	-	-	(300,000)
Loss on disposal of investment in shares	-	-	120,809
Stock-based compensation expense (note 7c)	-	-	41,227
Gain on common share purchase warrants	-	-	(59,740)
Changes in non-cash working capital balances
Due from related parties	319	115,701	40,810
Due to related parties	292,896	73,390	113,750
Accounts receivable	-	50,000	50,000
Advances receivable	(679)	961	(1,769)
Accounts payable	(241,564)	40,150	(6,150)
Accrued liabilities	(69,771)	(3,540)	25,595
Cash generated by (utilized in) operating activities	3,292	(28,909)	(271,336)

Investing activities:
Proceeds on disposal of investment in shares	-	-	79,191
Cash utilized in investing activities	-	-	79,191

Financing activities:
Proceeds from common shares issued, net of costs (note 7b)	-	-	187,125
Loan received (note 5)	-	28,668	-
Cash provided by financing activities	-	28,668	187,125

Net cash inflow (outflow)	3,292	(241)	(5,020)
Cash, beginning of the year	793	1,034	6,054
Cash, end of the year	$4,085	$793	$1,034

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
(Stated in US dollars)

	Number of	Common			Total
	common	shares	Additional	Accumulated	shareholders'
	shares	amount	paid-in capital	deficit	deficiency
Balance at December 31, 2018	33,906,742	$27,125	$43,100,920	$(43,590,590)	$(462,545)
Net loss for the year	-	-	-	(295,868)	(295,868)
Stock-based compensation expense	-	-	41,227	-	41,227
Common shares issued	5,000,000	4,000	183,125	-	187,125
Balance at December 31, 2019	38,906,742	$31,125	$43,325,272	$(43,886,458)	$(530,061)
Net loss for the year	-	-	-	(301,085)	(301,085)
Balance at December 31, 2020	38,906,742	$31,125	$43,325,272	$(44,187,543)	$(831,146)
Net income for the year	-	-	-	21,194	21,194
Balance at December 31, 2021	38,906,742	$31,125	$43,325,272	$(44,166,349)	$(809,952)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

1. NATURE OF OPERATIONS AND GOING CONCERN

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

GOING CONCERN

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2021, the Company had a net income and comprehensive income of $21,194 (2020 - net loss and comprehensive loss of $301,085 and 2019 - $295,868, repectively). The Company also had a deficit accumulated during the exploration stage of $44,166,349 as at December 31, 2021 (December 31, 2020 - $44,187,583), and a working capital deficiency of $784,873 as at December 31, 2021 (December 31, 2020 - working capital deficiency of $806,964).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

2.           SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

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

b)    MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred (see Note 3).

c)    CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment	-	Straight line basis over four years

Leasehold improvements	-	Straight line basis over five years

d)    ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the years ended December 31, 2021, 2020 and 2019.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

e)    ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2021 and 2020.

f)    STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 9(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2021 and 2020, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

i)     USE OF ESTIMATES

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

Derivative Financial Instruments

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

l)     LOSS PER SHARE

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

m) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2021. For the year ended December 31, 2021, there were no updates that are applicable or are consequential to the Company.

3. ADVANCES RECEIVABLE

The advances receivable include an unsecured loan of $15,282 (December 31, 2020 - $15,282), which is non-interest bearing and due on demand. Advances receivable as at December 31, 2021 also include prepaid expenses of $734 (December 31, 2020 - $55).

4.           RELATED PARTY TRANSACTIONS

As of December 31, 2021, an amount of $359,938 (December 31, 2020 - $258,032) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2021, an amount of $228,439 was owed to Loncor Gold Inc. (December 31, 2020 - $37,449), a company with common directors, in relation to the payment of common general and administrative expenses.

All of the above related party transactions occurred in the normal course of operations and are unsecured, non-interest bearing, due on demand, and measured at the exchange amount as determined by management.

5.           LOAN

In May 2020, the Company received a $28,668 (Cdn$40,000) line of credit ("CEBA LOC") with Toronto-Dominion Bank under the Canada Emergency Business Account ("CEBA") program funded by the Government of Canada. The CEBA LOC is non-interest bearing and can be repaid at any time without penalty.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2022, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. If on December 31, 2022, the Company exercises the option for a 3-year extension, 5% interest during the term extension period will aply on any balance remaining.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $23,584 (Cdn$32,906) as at May 5th, 2020 using an effective interest rate of 3.45%. The difference of $5,084 between the fair value and the total amount of the CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of income (loss) and comprehensive income (loss). During the year ended December 31, 2021, interest of $897 has been accreted on the CEBA LOC and is included within "other income including government assistance" in the consolidated statement of income (loss) and comprehensive income (loss) (years ended December 31, 2020 and 2019 - $598 and $Nil, respectively).

As at December 31, 2021, the CEBA LOC is valued at $25,079 (Cdn$31,794) (December 31, 2020 - $24,182 (Cdn$ 30,789)).

6.           GOVERNMENT ASSISTANCE

In April 2020, the Government of Canada announced the Canada Emergency Wage Subsidy ("CEWS") in order to help employers retain and/or return Canadian-based employees to payrolls in response to challenges posed by the COVID-19 pandemic. Gentor determined that it met the employer eligibility criteria and applied for the CEWS retroactively to March 15, 2020. Cash payments of $25,026 were received in the year 2020. The Company recorded a total gross subsidy of $25,026 under "interest and other income" in the consolidated statement of income (loss) and comprehensive income (loss) for the year ended December 31, 2020.

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

7. SHARE CAPITAL

a) Authorized Share Capital

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

     The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

In May 2019, the Company closed a non-brokered private placement of 5,000,000 common shares of the Company at a price of Cdn$0.05 per share for gross proceeds of Cdn$250,000 (US $187,125). Mr Kondrat purchased 3,000,000 of the said shares.

As of December 31, 2021, the Company had 38,906,742 issued and outstanding common shares (December 31, 2020 - 38,906,742).

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

The following table summarizes the stock option information for the years ended December 31, 2021 and 2020:

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

				Weighted
		Weighted		average
		average	Weighted	remaining
	Number of	exercise price	average fair	contractual
	options	($Cdn)	value ($Cdn)	life (in years)
Closing Balance, December 31, 2019	1,040,000	0.065	0.065	4.49
Closing Balance, December 31, 2020	1,040,000	0.065	0.065	3.49
Closing Balance, December 31, 2021	1,040,000	0.065	0.065	2.49

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

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

During the year ended December 31, 2021, the Company recognized $nil as stock-based compensation expense (years ended December 31, 2020 and 2019 - $nil and $41,227, respectively). As at December 31, 2021, the unrecognized stock based compensation expense is $nil (December 31, 2020 - $nil).

d) Loss Per Share

Basic and diluted loss per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2021, amounting to 38,906,742 common shares (years ended December 31, 2020 and 2019 - 38,906,742 and 37,153,317, respectively).

The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options for the years ended December 31, 2021, 2020 and 2019 as they are anti-dilutive.

8. INCOME TAXES

a) The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2020 - 21% and 2019 - 21%) to the income tax expense is as follows:

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

Year ended December 31,	2021	2020	2019
	$	$	$
Gain(Loss) for the year before income tax	(48,023)	(301,000)	(296,000)

Expected income tax recovery based on statutory rate	(10,000)	(63,000)	(62,000)
Adjustment to expected income tax benefit:
Permanent differences	-	-	(4,000)
Change in tax rate	-	-	-
Change in benefit of tax assets not recognized	10,000	63,000	66,000
	-	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2021	2020
	$	$
Non-capital loss carryforwards	14,209,000	14,161,000
Capital loss carryforwards	25,540,000	25,540,000
Capital assets	108,000	108,000
Other	115,000	115,000
Total	39,972,000	39,924,000

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

The Company has non-capital losses in the United States of approximately $14.2 million available, which may be applied against future taxable income and which expire as follows:

2025	98,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	504,000
2030	1,017,000
2031	1,810,000
2032	1,690,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
2038	361,000
2039	313,000
2040	364,000
2041	48,000
14,209,000

9. FINANCIAL RISK MANAGEMENT

a)  FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of income (loss) and comprehensive income (loss). The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2021. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net income (loss) by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at December 31, 2021.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2021, 2020 and 2019

Canadian
Dollars
Cash	$3,899
Accounts payable	(138,709)
Loan	(40,000)
Total foreign currency working capital	(174,810)
US$exchange rate at December 31, 2021	0.7888
Total foreign currency net working capital in US$	(137,890)
Impact of a 10% strengthening of the US$on net income	(13,789)

b) MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

At December 31, 2021, the carrying values of the Company's cash, advances receivable, accounts payable, due to related parties and accrued liabilities approximate fair value.

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