Form 20-F
period 2022-12-31
GENTOR RESOURCES INC.
filed 2023-05-01
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2022

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

4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada

(Address of Principal Executive Offices, including Zip Code)

Contact: Arnold T. Kondrat; Phone: (416) 361-2510; Address: 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

None

(Title of Class)

Securities registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2022:

38,906,742 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes       No  X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes_        No X  _

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X	International Financial Reporting Standards as issued by the International Accounting Standards Board _____	Other _____

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow:

__Item 17         ____Item 18

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

Item 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2022, 2021, 2020, 2019 and 2018.  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F.  Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in US$000 except per share data)

	2022	2021	2020	2019	2018

Revenue	$-	$-	$-	$-	$-

Net operating loss	(278)	(313)	(323)	(535)	(372)

Net income (loss)	(258)	21	(301)	(296)	(41)

Net income (loss) per share	(0.01)	0.00	(0.01)	(0.01)	(0.00)

Current assets	25	20	17	183	177

Total assets	25	20	17	183	177

Total liabilities	1,093	830	848	713	640

Net assets	(1,068)	(810)	(831)	(530)	(463)

Additional paid-in capital	43,325	43,325	43,325	43,325	43,101

Shareholders' equity (deficiency)	(1,068)	(810)	(831)	(530)	(463)

Weighted average common shares outstanding (in thousands)	38,907	38,907	38,907	37,153	26,784

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

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms (the continued spread of "COVID-19" (as defined below) may also adversely impact the ability of the Company to identify and acquire a suitable asset or business).  Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction.  The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant and which may also result in a change of control of the Company.  As well, given the current economic climate and state of capital markets, including the effects of the public health crisis resulting from COVID-19, the ability to raise funds may prove difficult.

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

The auditor's report issued in respect of the Company's 2022 annual consolidated financial statements contains the following paragraph:

"We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter."

Therefore, as indicated in the auditor's report for the fiscal year ended December 31, 2022, there is significant doubt about the Company's ability to continue as a going concern.  The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company's securities would have little or no value.

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

The Company is susceptible to risks related to the outbreak of contagious diseases, including the ongoing widespread outbreak of respiratory illness caused by a novel strain of the coronavirus ("COVID-19").  The Company's activities could be adversely impacted by the effects of COVID-19 (as well as any other outbreak of contagious diseases).  During 2019, COVID-19 emerged in China and has since spread wporldwide, including Canada, and infections have been reported globally.  The extent to which COVID-19 impacts the Company's activities, including the market for its securities, will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken to contain or treat the COVID-19 outbreak (including travel and quarantine restrictions imposed by governments of affected countries).  In particular, the continued spread of COVID-19 globally could materially and adversely impact Company activities including, without limitation, employee health and productivity and limitations on travel, and other factors that will depend on future developments beyond the Company's control, all of which may have a material and adverse effect on the Company.  There can be no assurance that personnel of the Company will not be impacted by COVID-19 and ultimately see workforce productivity reduced or incur increased costs, including but limited to medical and insurance premiums.  In addition, COVID-19 has resulted in a widespread global health crisis that has significantly adversely affected global economies and capital markets, resulting in an economic downturn that could become much worse and have an adverse effect on the Company's future prospects, including its ability to secure financing from capital markets.

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

  net loss of US$257,913 for the year ended December 31, 2022 (the net operating loss for the year ended December 31, 2022 was US$277,896);
  net income of US$21,194 for the year ended December 31, 2021 (the net operating loss for the year ended December 31, 2021 was US$312,966);
  net loss of US$301,085 for the year ended December 31, 2020 (the net operating loss for the year ended December 31, 2020 was US$322,641);
  net loss of US$295,868 for the year ended December 31, 2019 (the net operating loss for the year ended December 31, 2019 was US$534,783); and
  net loss of US$40,742 for the year ended December 31, 2018 (the net operating loss for the year ended December 31, 2018 was US$371,478).

The Company had an accumulated deficit of US$44,424,262 as of December 31, 2022.

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

Item 4.  Information on the Company

A.  History and Development of the Company

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012.  The executive office of the Company is located at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada, the telephone number of such office is (416) 361-2510, and the registered office of the Company is located at Intertrust Corporate Services (Cayman) Limited, One Nexus Way, Camana Bay, George Town, Grand Cayman, KY1-9005, Cayman Islands.

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

On February 23, 2023, Gentor's listing was transferred by the TSX Venture Exchange (the "TSXV") from Tier 2 of the TSXV to the NEX Board of the TSXV.  The transfer of the listing to NEX was made by the TSXV as a result of the Company not meeting the TSXV's Tier 2 continued listing requirements.  NEX is a separate trading board of the TSXV which provides a trading forum for companies that have fallen below the TSXV's ongoing listing standards.

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

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2022 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2022 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2022 incorporated by reference into this Form 20-F as Exhibit 15.1.

C.  Research and Development, Patents and Licenses, etc.

The Company does not carry on any research and development activities.  The Company does not hold any patents.

D.  Trend Information

The Company relinquished its only project, the Karaburun project in Turkey, and discontinued operations in Turkey at the end of 2017.  The Company is currently evaluating new business opportunities.

Additionally, any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse effect on the Company.  For example, the ongoing outbreak of COVID-19 has resulted in significant restrictive measures being implemented by governments of various countries to control the spread of COVID-19.  Such COVID-19 related restrictions and disruptions, including for employees, experts and suppliers across different industries, may negatively impact the Company's activities.  In addition, COVID-19 has resulted in a widespread health crisis that has adversely affected the economies and financial markets of many countries, and that could affect the Company's ability to access or raise capital through issuances of the Company's securities and the ability of the Company to identify and acquire a suitable business.

E.  Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F.  Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G.  Safe Harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served Since

Arnold T. Kondrat (1)	70	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)

Donat K. Madilo	61	Chief Financial Officer	March 8, 2010

Geoffrey G. Farr	56	Corporate Secretary	April 7, 2011

Richard J. Lachcik (1)	65	Director	February 13, 2014

William R. Wilson (1)	80	Director	February 13, 2014

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

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2022.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	$92,269	N/A	Nil	Nil	$2,064 (2)	$94,333
Donat K. Madilo Chief Financial Officer	$50,000	N/A	Nil	Nil	$2,042 (2)	$52,042

(1) The Company did not grant any stock options in 2022.

(2) This amount represents medical insurance premiums paid by the Company.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2022:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	June 24, 2019	250,000	Cdn$0.065 (US$0.048)	June 24, 2024	Nil	N/A	N/A
Donat K. Madilo	June 24, 2019	250,000	Cdn$0.065 (US$0.048)	June 24, 2024	Nil	N/A	N/A

______________________________

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 30, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7383.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 30, 2022 of Cdn$0.05 as reported by the TSX Venture Exchange, which is equivalent to US$0.037 using the exchange rate on December 30, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7383.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2022:

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

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2022 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2022, other than Mr. Kondrat.  See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2022.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

____________________________

(1)  The Company did not grant any stock options in 2022.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2022 by the directors of the Company other than Mr. Kondrat.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2022.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	June 24, 2019	125,000	Cdn$0.065 (US$0.048)	June 24, 2024	Nil	N/A	N/A
William R. Wilson	June 24, 2019	125,000	Cdn$0.065 (US$0.048)	June 24, 2024	Nil	N/A	N/A

______________________________

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars.  The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 30, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7383.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 30, 2022 of Cdn$0.05 as reported by the TSX Venture Exchange, which is equivalent to US$0.037 using the exchange rate on December 30, 2022 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7383.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2022. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2022.

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2022, December 31, 2021 and December 31, 2020:

Location	Dec. 31, 2022	Dec. 31, 2021	Dec. 31, 2020

Gentor executive office in Toronto, Canada	3	3	3

Totals:	3	3	3

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 25, 2023 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors and officers as of April 25, 2023 (each stock option is exercisable for one common share of the Company).  As of April 25, 2023, the Company did not have outstanding any common share purchase warrants.

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

Equity Compensation Plans

The Company has a stock option plan (the "Option Plan").  As of April 25, 2023, there are outstanding under the Option Plan 1,040,000 stock options.  The following is a summary of certain terms of the Option Plan.

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

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 25, 2023.

Number of common shares to be issued upon exercise of stock options outstanding	Exercise price of outstanding stock options per share	Number of common shares remaining available for future issuance (excluding outstanding awards)

1,040,000 (1)	Cdn$0.065	2,850,674 common shares

________________________________

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

______________________________

(1) The information in these columns of the table is as at April 25, 2023.

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

As of April 25, 2023, based on the Company's shareholders' register, there were 23 shareholders of record of the Company's common shares in the United States, holding 16.74% of the outstanding common shares of the Company.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2022.

Item 9.  The Offer and Listing

A.  Offer and Listing Details

On February 23, 2023, the listing of the Company's common shares was transferred by the TSX Venture Exchange (the "TSXV") from Tier 2 of the TSXV to the NEX Board of the TSXV.  The trading symbol of such shares on NEX is "GNT.H".  The Company's common shares were listed on Tier 2 of the TSXV from November 7, 2011 to February 22, 2023.

The Company's common shares are also quoted in the United States on the OTC Pink tier of the OTC Link (the "OTC Pink") under the trading symbol "GNTOF", and have been so quoted since May 1, 2015.  Prior to May 1, 2015, such shares were quoted in the United States on the OTCQB tier of the OTC Link.

TSX Venture Exchange

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on Tier 2 of the TSX-V or NEX, as applicable.

Year	High (Cdn$)	Low (Cdn$)
2022	$0.135	$0.04
2021	$0.11	$0.08
2020	$0.08	$0.03
2019	$0.065	$0.045
2018	$0.12	$0.06

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on Tier 2 of the TSX-V or NEX, as applicable.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2023	$0.08	$0.05
December 31, 2022	$0.05	$0.04
September 30, 2022	$0.07	$0.07
June 30, 2022	$0.065	$0.06
March 31, 2022	$0.135	$0.07
December 31, 2021	$0.085	$0.08
September 30, 2021	$0.11	$0.085
June 30, 2021	$0.08	$0.08
March 31, 2021	$0.08	$0.08

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on Tier 2 of the TSX-V or NEX, as applicable.

Month	High (Cdn$)	Low (Cdn$)
April 2023 (to April 25)(1)	-	-
March 2023(1)	-	-
February 2023(1)	-	-
January 2023	$0.08	$0.05
December 2022	$0.05	$0.05
November 2022	$0.05	$0.04
October 2022(1)	-	-

______________________________

(1)  The common shares of the Company did not trade on NEX or Tier 2 of the TSX-V, as applicable, during this period.

OTC Pink

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink.

Year	High (US$)	Low (US$)
2022	$0.111	$0.111
2021	$0.068	$0.059
2020	$0.07	$0.03
2019	$0.134	$0.034
2018	$0.134	$0.0468

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company, as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2023(1)	-	-
December 31, 2022(1)	-	-
September 30, 2022(1)	-	-
June 30, 2022(1)	-	-
March 31, 2022	$0.111	$0.111
December 31, 2021(1)	-	-
September 30, 2021(1)	-	-
June 30, 2021(1)	-	-
March 31, 2021	$0.07	$0.06

_____________________________

(1) The common shares of the Company did not trade on the OTC Pink during these periods.

The common shares of the Company did not trade on the OTC Pink during the most recent six months.

B.  Plan of Distribution

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

C.  Markets

The Company's outstanding common shares are listed on the NEX Board of the TSXV and are also quoted in the United States on the OTC Pink.

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

The Company's authorized share capital consists of US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share, of which 38,906,742 common shares were issued and outstanding as of April 25, 2023.  The following is a summary of the material provisions attaching to the common shares:

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

Additional Refundable Tax

A Resident Holder that is, throughout its taxation year, a "Canadian-controlled private corporation" ("CCPC") or "Substantive CCPC" (as defined in the Tax Act) may be liable to pay a refundable tax in respect of its "aggregate investment income" (as defined in the Tax Act), including taxable capital gains and certain dividends.

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

H.  Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada.  The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces of Ontario, British Columbia and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR), which can be viewed at www.sedar.com.  The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC.  The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

I.  Subsidiary Information

Not applicable.

Item 11.  Quantitative and Qualitative Disclosures About Market Risk.

See Note 8 to the Company's audited consolidated financial statements filed as part of this Form 20-F under Item 18.

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

14.C.

Not applicable.

14.D.

Not applicable.

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2022.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2022 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2022 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2022, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.C.  Principal Accountant Fees and Services

The following summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2022 and December 31, 2021.  All dollar amounts are exclusive of applicable taxes.

	2022	2021

Audit Fees	US$11,538	US$19,950
Audit-Related Fees	-	-
Tax Fees	US$3,461	US$2,793
All Other Fees	-	-

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2022.

Item 16.F.  Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety Disclosure

Not applicable.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-17.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on March 9, 2012)

1.2	Amended memorandum of association of the Company (incorporated by reference from Exhibit 99.1 to the Company's current report Form 6-K filed with the SEC on November 27, 2018)

2.1	Description of the registered securities

4.1	Company's Stock Option Plan

8.1	Subsidiary

11.1	Company's Business Conduct Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2022

XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: May 1, 2023.

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

GENTOR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

As at and for the years ended December 31, 2022 and 2021

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Gentor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of Gentor Resources Inc. (the "Company") as of December 31, 2022 and 2021, and the related consolidated statements of income (loss) and comprehensive income (loss), cash flows and shareholders' deficiency for the years ended December 31, 2022, 2021 and 2020, and the related notes (collectively referred to as the "consolidated financial statements").

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2022 and 2021, and its financial performance and its cash flows for the years ended December 31, 2022, 2021 and 2020, in conformity with accounting principles generally accepted in the United States of America.

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

Chartered Professional Accountants

Licensed Public Accountants

Markham, Canada

April 27, 2023

6644

Kreston GTA LLP| 8953 Woodbine Avenue, Markham, Ontario, Canada, L3R 0J9, T. 905.474.5593 | www.krestongta.com
A member of Kreston International | A global network of independent accounting firm

GENTOR RESOURCES INC.

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	As at	As at
	December 31, 2022	December 31, 2021

ASSETS
Current
Cash	$9,803	$4,085
Advances receivable (note 3)	15,282	16,016
Total current assets	25,085	20,101

Total assets	$25,085	$20,101

LIABILITIES
Current
Accounts payable	$115,976	$144,313
Accrued liabilities	62,514	72,284
Due to related parties (note 4)	888,484	588,377
Total current liabilities	1,066,974	804,974
Loan (note 5)	25,976	25,079
Total liabilities	$1,092,950	$830,053

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 6a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2021 - 38,906,742) (note 6b)	$31,125	$31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,424,262)	(44,166,349)
Total shareholders' deficiency	(1,067,865)	(809,952)

Total liabilities and shareholders' deficiency	$25,085	$20,101

Nature of operations and going concern (note 1)

Environmental contingency (note 9)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2022	2021	2020
Expenses
Professional fees	$24,374	$60,474	$56,874
Employee benefits	154,826	155,346	167,328
Rent	55,602	59,526	55,431
Travel	-	1,383	12,449
Shareholder's information	18,596	16,795	15,918
General and administrative expenses	23,601	18,545	14,043
Accretion expense	896	897	598
Net operating loss	(277,896)	(312,966)	(322,641)
Interest income	8	32	80
Foreign exchange loss (gain)	6,605	114	(8,634)
Writeback/ adjustment of accounts payable and accrued liabilities	13,370	334,014	-
Other income including government assistance (note 5)	-	-	30,110
Net (loss) income before tax	$(257,913)	$21,194	$(301,085)
Income tax expense (note 7)	-	-	-
Net (loss) income and comprehensive (loss) income	$(257,913)	$21,194	$(301,085)

Net (loss) income and comprehensive (loss) income per share - basic	$(0.01)	$0.00	$(0.01)
Net (loss) income and comprehensive (loss) income per share - diluted	$(0.01)	$0.00	$(0.01)

Weighted average number of shares - basic	38,906,742	38,906,742	38,906,742
Weighted average number of shares - diluted	38,906,742	39,946,742	38,906,742

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year	For the year	For the year
	ended December	ended December	ended December
	31, 2022	31, 2021	31, 2020
Operating activities:
Net (loss) income	$(257,913)	$21,194	$(301,085)
Adjustments required to reconcile net (loss) income with net cash generated by operating activities
Fair value gain on government loan (note 5)	-	-	(5,084)
Accretion expense on government loan (note 5)	896	897	598
Changes in non-cash working capital balances
Due from related parties	-	319	115,701
Due to related parties	300,107	292,896	73,390
Accounts receivable	-	-	50,000
Advances receivable	734	(679)	961
Accounts payable	(28,336)	(241,564)	40,150
Accrued liabilities	(9,770)	(69,771)	(3,540)
Cash generated by (utilized in) operating activities	5,718	3,292	(28,909)

Financing activities:
Loan received (note 5)	-	-	28,668
Cash provided by financing activities	-	-	28,668

Net cash (outflow) inflow	5,718	3,292	(241)
Cash, beginning of the year	4,085	793	1,034
Cash, end of the year	$9,803	$4,085	$793

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY

(Stated in US dollars)

	Number of	Common	Additional		Total
	common	shares	paid-in	Accumulated	shareholders'
	shares	amount	capital	deficit	deficiency
Balance at December 31, 2019	38,906,742	$31,125	$43,325,272	$(43,886,458)	$(530,061)
Net loss for the year	-	-	-	(301,085)	(301,085)
Balance at December 31, 2020	38,906,742	$31,125	$43,325,272	$(44,187,543)	$(831,146)
Net income for the year	-	-	-	21,194	21,194
Balance at December 31, 2021	38,906,742	$31,125	$43,325,272	$(44,166,349)	$(809,952)
Net loss for the year	-	-	-	(257,913)	(257,913)
Balance at December 31, 2022	38,906,742	$31,125	$43,325,272	$(44,424,262)	$(1,067,865)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

1.           NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the "Company" or "Gentor"), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. Having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets. The Company is currently evaluating new business opportuntiues.

GOING CONCERN

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2022, the Company had a net loss and comprehensive loss of $257,913 (2021 - net income and comprehensive income of $21,194 and 2020 - net loss and comprehensive loss of $301,085, repectively). The Company also had a deficit accumulated during the exploration stage of $44,424,262 as at December 31, 2022 (December 31, 2021 - $44,166,349), and a working capital deficiency of $1,041,889 as at December 31, 2022 (December 31, 2021 - working capital deficiency of $784,873).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

a) BASIS OF CONSOLIDATION

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

b) MINERAL PROPERTIES AND EXPLORATION COSTS

Exploration costs pertaining to any mineral properties with no proven reserves are charged to operations as incurred. When it is determined that mineral properties can be economically developed as a result of establishing proven and probable reserves, costs incurred to develop such properties are capitalized. Such costs will be depreciated using the units-of-production method over the estimated life of the proven and probable reserves. The Company is in the exploration stage and has not yet realized any revenue from operations. All exploration expenditures have been expensed as incurred.

c) CAPITAL ASSETS

Capital assets are recorded at cost less accumulated depreciation. Depreciation and amortization has been recorded as follows:

Office equipment -  Straight line basis over four years

Leasehold improvements -  Straight line basis over five years

d) ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the years ended December 31, 2022, 2021 and 2020.

e) ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2022 and 2021.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

f) STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2022 and 2021, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

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

i) USE OF ESTIMATES

The preparation of financial statements in accordance with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from management's best estimates as additional information becomes available in the future. The Company bases its estimates and assumptions on historical experience, current facts, and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. Significant estimates and assumptions include those related to estimation of deferred income taxes, tax loss recoverability and fair value estimates for stock options.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

j) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount. Financial instruments consist of cash, accounts payables, advances receiveable due to related parties and loans.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

m) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2022. For the year ended December 31, 2022, there were no updates that are applicable or are consequential to the Company.

3.           ADVANCES RECEIVABLE

The advances receivable include an unsecured loan of $15,282 (December 31, 2021 - $15,282), which is non-interest bearing and due on demand. Advances receivable as at December 31, 2022 also include prepaid expenses of $nil (December 31, 2021 - $734).

4. RELATED PARTY TRANSACTIONS

As of December 31, 2022, an amount of $457,127 (December 31, 2021 - $359,938) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2022, an amount of $431,357 was owed to Loncor Gold Inc. (December 31, 2021 - $228,439), a company with common directors, in relation to the payment of common general and administrative expenses. The amount included $63,963 of common expenses incurred for the year ended December 31, 2022 (for the year ended December 31 2021 - $68,660).

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

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2023, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 1, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 2025.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

The Company recorded the CEBA LOC upon initial recognition at its fair value of $23,584 (Cdn$32,906) as at May 5th, 2020 using an effective interest rate of 3.45%. The difference of $5,084 between the fair value and the total amount of the CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of income (loss) and comprehensive income (loss). During the year ended December 31, 2022, interest of $896 has been accreted on the CEBA LOC and is included in the consolidated statement of income (loss) and comprehensive income (loss) (years ended December 31, 2021 and 2020 - $897 and $598, respectively).

As at December 31, 2022, the CEBA LOC is valued at $25,976 (Cdn$35,183) (December 31, 2021 - $25,079 (Cdn$31,794)).

6. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

As of December 31, 2022, the Company had 38,906,742 issued and outstanding common shares (December 31, 2021 - 38,906,742).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

The following table summarizes the stock option information for the years ended December 31, 2022 and 2021:

				Weighted
				average
		Weighted		remaining
		average	Weighted	contractual
	Number of	exercise	average fair	life (in
	options	price ($Cdn)	value ($Cdn)	years)
Closing Balance, December 31, 2020	1,040,000	0.065	0.065	3.49
Closing Balance, December 31, 2021	1,040,000	0.065	0.065	2.49
Closing Balance, December 31, 2022	1,040,000	0.065	0.065	1.49

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

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

During the year ended December 31, 2022, the Company recognized $nil as stock-based compensation expense (years ended December 31, 2021 and 2020 - $nil and $nil, respectively). As at December 31, 2022, the unrecognized stock based compensation expense is $nil (December 31, 2021 - $nil).

d) (Loss) Income Per Share

Basic (loss) income per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2022, amounting to 38,906,742 common shares (years ended December 31, 2021 and 2020 - 38,906,742).

The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options for the years ended December 31, 2022 and 2020 as they are anti-dilutive. For the year ended December 31, 2021 the income calculation includes the 1,040,000 stock options for a total diluted shares of 39,946,742.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

7. INCOME TAXES

a) The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2021 - 21% and 2020 - 21%) to the income tax expense is as follows:

Year ended December 31,	2022	2021	2020
	$	$	$
Gain(Loss) for the year before income tax	(257,913)	(48,023)	(301,000)

Expected income tax recovery based on statutory rate	(54,000)	(10,000)	(63,000)
Adjustment to expected income tax benefit:
Permanent differences	(1,575)	-	-
Change in tax rate	-	-	-
Change in benefit of tax assets not recognized	55,575	10,000	63,000
Income tax charge / benefit	(0)	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2022	2021
	$	$
Non-capital loss carryforwards	14,482,000	14,209,000
Capital loss carryforwards	25,540,000	25,540,000
Capital assets	108,000	108,000
Other	65,000	115,000
Total	40,195,000	39,972,000

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020

The Company has non-capital losses in the United States of approximately $14.48 million available, which may be applied against future taxable income and which expire as follows:

Year of expire	Amount
2025	76,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	504,000
2030	1,017,000
2031	1,810,000
2032	1,690,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
Indefinite	1,381,000
14,482,000

8. FINANCIAL RISK MANAGEMENT

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

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2022. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net income (loss) by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at year ending December 31, 2022, 2021 and 2020.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2022, 2021 and 2020
	Canadian	Canadian	Canadian
	Dollars	Dollars	Dollars
	2022	2021	2020
Cash	$12,453	$3,899	$325
Accounts payable	(130,208)	(138,709)	(115,063)
Loan	(40,000)	(40,000)	(40,000)
Total foreign currency working capital	(157,755)	(174,810)	(154,738)
US$ exchange rate	0.7383	0.7888	0.7854
Total foreign currency net working capital in US$	(116,471)	(137,890)	(121,531)
Impact of a 10% strengthening of the US$ on net income (loss)	(11,647)	(13,789)	(12,153)

b) MARKET RISK

Market risk is the potential for financial loss from adverse changes in underlying market factors, including foreign-exchange rates, commodity prices and stock based compensation costs.

c) CREDIT RISK

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument. Financial instruments that potentially subject the Company to credit risks are limited to cash. The Company does not have significant credit risk related to cash as the Company transacts with a bank with a high credit rating assigned by international credit-rating agencies.

d) LIQUIDITY RISK

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company is exposed to liquidity risk due to its limited cash resources.

e) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Company's financial assets and liabilities are carried at amortised cost and belong to Level 2 of the fair value hierarchy. During the year ended December 31, 2022, there were no transfers between levels of the fair value hierarchy. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

9.           ENVIRONMENTAL CONTINGENCY

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