Form 20-F
period 2023-12-31
GENTOR RESOURCES INC.
filed 2024-04-30
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2023

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

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2023:

38,906,742 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes___        No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes___       No X

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP X	International Financial Reporting	Other _____
Standards as issued by the International
Accounting Standards Board ____

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

TABLE OF CONTENTS

(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements"). Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies. All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company's plans and objectives) are forward-looking statements. These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company. Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company. Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) at the end of 2017, the Company currently does not have any commercial operations and has no material assets; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; inability to attract and retain key management; the Company's history of losses and expectation of future losses; activities of the Company may be adversely impacted by the outbreak of infectious diseases, including the ability of the Company to secure additional financing; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

Item 3. Key Information

A. Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2023, 2022, 2021, 2020 and 2019. These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States. The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F. Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in US$000 except per share data)

	2023	2022	2021	2020	2019
Revenue	$-	$-	$-	$-	$-
Net operating loss	(220)	(278)	(313)	(323)	(535)
Net income (loss)	67	(258)	21	(301)	(296)
Net income (loss) per share	0.00	(0.01)	0.00	(0.01)	(0.01)
Current assets	46	25	20	17	183
Total assets	46	25	20	17	183
Total liabilities	1,047	1,093	830	848	713
Net assets	(1,001)	(1,068)	(810)	(831)	(530)
Additional paid-in capital	43,325	43,325	43,325	43,325	43,325
Shareholders' equity (deficiency)	(1,001)	(1,068)	(810)	(831)	(530)
Weighted average common shares outstanding (in thousands)	38,907	38,907	38,907	38,907	37,153

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

While the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms. Further, even if a proposed transaction is identified, there can be no assurance that the Company will be able to complete the transaction. The transaction may be financed in whole, or in part, by the issuance of additional securities of the Company and this may result in further dilution to investors, which dilution may be significant and which may also result in a change of control of the Company. As well, given the current economic climate and state of capital markets, the ability to raise funds may prove difficult.

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

The auditor's report issued in respect of the Company's 2023 annual consolidated financial statements contains the following paragraph:

"We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter."

Therefore, as indicated in the auditor's report for the fiscal year ended December 31, 2023, there is significant doubt about the Company's ability to continue as a going concern. The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company's securities would have little or no value.

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

Notwithstanding that the Company expects to undertake in the future additional equity fiancings, given the current economic climate and state of capital markets, the ability to raise funds may prove difficult.

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

The Company's business could be adversely impacted by the outbreak of contagious diseases.

The Company's business, operations and financial condition could be materially adversely affected by the outbreak of epidemics or pandemics or other health crises. For example, in March 2020 the World Health Organization declared COVID-19 to be a pandemic. The risks of public health crises such as COVID-19 to the Company's business include, without limitation, the ability to raise funds, employee and contractor-employee health, workforce productivity, increased insurance premiums, limitations on travel, the availability of industry experts and personnel, and other factors that will depend on future developments which are beyond the Company's control. In particular, the spread of a global pandemic, prolonged restrictive measures put in place in order to control an outbreak or other adverse public health developments could materially and adversely impact the Company's business. In addition, a pandemic or the fear thereof could adversely affect global economies and financial markets resulting in volatility or an economic downturn that could have an adverse effect on the Company's prospects. Epidemics such as COVID-19 could have a material adverse impact on capital markets and the Company's ability to raise sufficient funds to finance the ongoing exploration and development of its mineral properties. All of these factors could have a material and adverse effect on the Company's business, financial condition and results of operations. It is not always possible to fully insure against such risks, and the Company may decide not to insure such risks as a result of the high cost of premiums or other reasons. Even though the COVID-19 pandemic is over, the Company may continue to experience material adverse effects to its business, financial condition and prospects as a result of the continued disruption in the global economy and any resulting recession.

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

The Company has incurred losses since its inception, the Company expects to incur losses for the foreseeable future and there can be no assurance that the Company will ever achieve revenues or profitability. The Company incurred the following losses during the following periods (as well as the net income (but also a net operating loss) for fiscal 2023 and 2021 due to a writeback/adjustment of accounts payable and accrued liabilities):

•	net income of US$66,591 for the year ended December 31, 2023 (the net operating loss for the year ended December 31, 2023 was US$219,627);
•	net loss of US$257,913 for the year ended December 31, 2022 (the net operating loss for the year ended December 31, 2022 was US$277,896);

•	net income of US$21,194 for the year ended December 31, 2021 (the net operating loss for the year ended December 31, 2021 was US$312,966);
•	net loss of US$301,085 for the year ended December 31, 2020 (the net operating loss for the year ended December 31, 2020 was US$322,641); and
•	net loss of US$295,868 for the year ended December 31, 2019 (the net operating loss for the year ended December 31, 2019 was US$534,783).

The Company had an accumulated deficit of US$44,357,671 as of December 31, 2023.

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

Item 4. Information on the Company

A. History and Development of the Company

Gentor Resources Inc. is a company continued under the Companies Law (2011 Revision) of the Cayman Islands on February 28, 2012. The executive office of the Company is located at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada, the telephone number of such office is (416) 361-2510, and the registered office of the Company is located at Highvern Cayman Limited, Elgin Court, Elgin Avenue, George Town, Grand Cayman, KY1-1106, Cayman Islands.

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

Item 5. Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.1.

A. Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.1.

B. Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2023 incorporated by reference into this Form 20-F as Exhibit 15.1.

C. Research and Development, Patents and Licenses, etc.

The Company does not carry on any research and development activities. The Company does not hold any patents.

D. Trend Information

The Company relinquished its only project, the Karaburun project in Turkey, and discontinued operations in Turkey at the end of 2017. The Company is currently evaluating new business opportunities.

Additionally, any outbreaks of contagious diseases and other adverse public health developments could have a material and adverse effect on the Company. For example, the outbreak of COVID-19 resulted in significant restrictive measures being implemented by governments of various countries to control the spread of COVID-19. Restrictions and related disruptions such as those experienced during the COVID-19 pandemic, including for employees, experts and suppliers across different industries, may negatively impact the Company's activites. In addition, the outbreak of epidemics may result in a widespread health crisis that adversely affects the economies and financial markets of many countries (as was the case during the COVID-19 pandemic), resulting in an economic downturn that could affect the Company's ability to access or raise capital through issuances of the Company's securities and the ability of the Company to identify and acquire a suitable business.

E. Off-Balance Sheet Arrangements.

The Company does not have any off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

The Company does not have any contractual obligations (within the meaning of Form 20-F) requiring disclosure under this item.

G. Safe Harbor

Not applicable.

Item 6. Directors, Senior Management and Employees

A. Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served Since

Arnold T. Kondrat (1)	71	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)

Donat K. Madilo	62	Chief Financial Officer	March 8, 2010

Geoffrey G. Farr	57	Corporate Secretary	April 7, 2011

Richard J. Lachcik (1)	66	Director	February 13, 2014

William R. Wilson (1)	81	Director	February 13, 2014

_____________________

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

B. Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2023.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	$88,665	N/A	Nil	Nil	Nil	$88,665
Donat K. Madilo Chief Financial Officer	$50,000	N/A	Nil	Nil	Nil	$50,000

(1) The Company did not grant any stock options in 2023.

Incentive Plan Awards

The following table provides details regarding outstanding option and share-based awards held by the Officers as at December 31, 2023:

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options(1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Arnold T. Kondrat	June 24, 2019	250,000	Cdn$0.065 (US$0.049)	June 24, 2024	Nil	N/A	N/A
Donat K. Madilo	June 24, 2019	250,000	Cdn$0.065 (US$0.049)	June 24, 2024	Nil	N/A	N/A

__________________________________

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 29, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7561.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 29, 2023 of Cdn$0.045 as reported by the NEX Board of the TSX Venture Exchange ("NEX"), which is equivalent to US$0.034 using the exchange rate on December 29, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7561.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation held by the Officers, which vested and/or were earned during the year ended December 31, 2023:

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

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2023 for their services in their capacity as directors.

The Company's directors are eligible to receive stock option grants under the Company's stock option plan, as determined by the board of directors of the Company (the "Board"). The exercise price of such stock options is determined by the Board, but shall in no event be less than the last closing price of the Company's common shares on NEX prior to the date the stock options are granted.

All directors of the Company are entitled to receive reimbursement for reasonable out-of-pocket expenses related to their attendance at meetings or other expenses incurred for Company purposes.

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2023, other than Mr. Kondrat. See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2023.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

______________________________

(1) The Company did not grant any stock options in 2023.

Incentive Plan Awards

The following table provides details regarding the outstanding option and share based awards held as at December 31, 2023 by the directors of the Company other than Mr. Kondrat. See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding stock options held by Mr. Kondrat as at December 31, 2023.

Outstanding share-based awards and option-based awards
	Option-based Awards					Share-based Awards
Name	Option grant date	Number of securities underlying unexercised options (1) (#)	Option exercise price (2)	Option expiration date	Aggregate value of unexercised in-the- money options (3) (US$)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not vested (US$)
Richard J. Lachcik	June 24, 2019	125,000	Cdn$0.065 (US$0.049)	June 24, 2024	Nil	N/A	N/A
William R. Wilson	June 24, 2019	125,000	Cdn$0.065 (US$0.049)	June 24, 2024	Nil	N/A	N/A

______________________________

(1) All of the stock options granted to each Officer vested on the four month anniversary of the grant date.

(2) The exercise price of all of the stock options set out in the above table is in Canadian dollars. The U.S. dollar figures set out in this column of the table were calculated using the exchange rate on December 29, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7561.

(3) This is based on the last closing sale price per share of the Company's common shares as at December 29, 2023 of Cdn$0.045 as reported by NEX, which is equivalent to US$0.034 using the exchange rate on December 29, 2023 as reported by the Bank of Canada for the conversion of Canadian dollars into U.S. dollars of Cdn$1.00 = US$0.7561.

The following table provides details regarding outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of the directors of the Company other than Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2023.  See "Named Officers - Incentive Plan Awards" above for details regarding the outstanding option-based awards, share-based awards and non-equity incentive plan compensation in respect of Mr. Kondrat, which vested and/or were earned during the year ended December 31, 2023.

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

Audit Committee

The members of the Audit Committee are Arnold T. Kondrat, Richard J. Lachcik and William R. Wilson.

Summary of Terms of Reference for the Audit Committee

The Audit Committee must be comprised of at least three directors, each of whom must satisfy the financial literacy, experience and other requirements of applicable corporate and securities laws and applicable stock exchange requirements and guidelines. The Audit Committee must (a) review the annual financial statements of the Company and the related management's discussion and analysis before they are approved by the Board, and (b) review all interim financial statements of the Company and the related management's discussion and analysis and, if thought fit, approve all interim financial statements and the related management's discussion and analysis. In addition, the Audit Committee is responsible for:

•	making recommendations to the Board as to the appointment or re-appointment of the external auditor;

•	pre-approving all non-audit services to be provided by the external auditor to the Company;

•	overseeing the work of the external auditor in performing its audit or review services and overseeing the resolution of any disagreements between management and the external auditor; and

•	having direct communication channels with the Company's external auditors.

The Audit Committee is empowered to retain independent counsel and other advisors as it determines necessary to carry out its duties.

D. Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2023, December 31, 2022 and December 31, 2021:

Location	Dec. 31, 2023	Dec. 31, 2022	Dec. 31, 2021

Gentor executive office in Toronto, Canada	3	3	3

Totals:	3	3	3

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E. Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 25, 2024 (including the percentage of the Company's outstanding common shares represented by such shares) and the number of stock options of the Company held by the Company's directors and officers as of April 25, 2024 (each stock option is exercisable for one common share of the Company). As of April 25, 2024, the Company did not have outstanding any common share purchase warrants.

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

Equity Compensation Plans

The Company has a stock option plan (the "Option Plan"). As of April 25, 2024, there are outstanding under the Option Plan 1,040,000 stock options. The following is a summary of certain terms of the Option Plan.

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

(c) The exercise price of each stock option shall be determined in the discretion of the Board at the time of the granting of the stock option, provided that the exercise price shall not be lower than the "Market Price". "Market Price" means the last closing price of the common shares on NEX prior to the date the stock option is granted.

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

(v) the number of stock options granted to any one consultant in a 12 month period exceed 2% of the outstanding common shares; or

(vi) the aggregate number of stock options granted to persons employed in investor relations activities exceed 2% of the outstanding common shares in any 12 month period without the express consent of NEX.

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

(j) The Company may amend from time to time the terms and conditions of the Option Plan by resolution of the Board. Any amendments shall be subject to the prior consent of any applicable regulatory bodies, including NEX (to the extent such consent is required).

(k) The Board has full and final discretion to interpret the provisions of the Option Plan, and all decisions and interpretations made by the Board shall be binding and conclusive upon the Company and all optionees, subject to shareholder approval if required by NEX.

(l) The Option Plan does not provide for financial assistance by the Company to an optionee in connection with an option exercise.

The following table reflects certain information about the number of securities issued and available under the Option Plan, all of which information is stated as of April 25, 2024.

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

______________________________

(1) The information in these columns of the table is as at April 25, 2024.

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

As of April 25, 2024, based on the Company's shareholders' register, there were 23 shareholders of record of the Company's common shares in the United States, holding 16.74% of the outstanding common shares of the Company.

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

B. Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2023.

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

NEX/TSXV

The following table discloses the annual high and low sales prices in Canadian dollars for the common shares of the Company for the five most recent financial years of the Company as traded on Tier 2 of the TSX-V or NEX, as applicable.

Year	High (Cdn$)	Low (Cdn$)
2023	$0.115	$0.045
2022	$0.135	$0.04
2021	$0.11	$0.08
2020	$0.08	$0.03
2019	$0.065	$0.045

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on Tier 2 of the TSX-V or NEX, as applicable.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2024	$0.08	$0.08
December 31, 2023(1)	-	-
September 30, 2023	$0.115	$0.045
June 30, 2023	$0.055	$0.045
March 31, 2023	$0.08	$0.05
December 31, 2022	$0.05	$0.04
September 30, 2022	$0.07	$0.07
June 30, 2022	$0.065	$0.06
March 31, 2022	$0.135	$0.07

______________________________

(1) The common shares of the Company did not trade on NEX during this period.

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on NEX.

Month	High (Cdn$)	Low (Cdn$)
April 2024 (to April 25)(1)	-	-
March 2024(1)	-	-
February 2024(1)	-	-
January 2024	$0.08	$0.08
December 2023(1)	-	-
November 2023(1)	-	-
October 2023(1)	-	-

______________________________

(1) The common shares of the Company did not trade on NEX during this period.

OTC Pink

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink.

Year	High (US$)	Low (US$)
2023	$0.06	$0.038
2022	$0.111	$0.111
2021	$0.068	$0.059
2020	$0.07	$0.03
2019	$0.134	$0.034

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company, as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2024(1)	-	-
December 31, 2023	$0.06	$0.06
September 30, 2023	$0.038	$0.038
June 30, 2023	$0.038	$0.038
March 31, 2023(1)	-	-
December 31, 2022(1)	-	-
September 30, 2022(1)	-	-
June 30, 2022(1)	-	-
March 31, 2022	$0.111	$0.111

______________________________

(1) The common shares of the Company did not trade on the OTC Pink during these periods.

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink.

Month	High (Cdn$)	Low (Cdn$)
April 2024 (to April 25)(1)	-	-
March 2024(1)	-	-
February 2024(1)	-	-
January 2024(1)	-	-
December 2023(1)	-	-
November 2023(1)	-	-
October 2023	$0.08	$0.08

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

The Company's authorized share capital consists of US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share, of which 38,906,742 common shares were issued and outstanding as of April 25, 2024. The following is a summary of the material provisions attaching to the common shares:

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

Taxation of Capital Gains and Capital Losses

As currently provided in the Tax Act, one-half of any capital gain (a "taxable capital gain") realized by a Resident Holder will be included in the Resident Holder’s income for the year of disposition.  One-half of any capital loss (an "allowable capital loss") realized by a Resident Holder in a taxation year is generally required to be deducted by the Holder against taxable capital gains in that year (subject to, and in accordance with, the provisions of the Tax Act).  In its 2024 Budget, Finance announced Proposed Amendments to the Tax Act which would increase the inclusion rate of capital gains and capital losses to two thirds from one-half.  These Proposed Amendments would take effect on and after June 25, 2024.

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

Generally, Common Shares will not be taxable Canadian property at a particular time to a Non-Resident Holder provided that the Common Shares are listed on a designated stock exchange (which includes NEX) at that time, unless at any time during the sixty month period immediately preceding the disposition of the Common Shares by such Non-Resident Holder both (a) (i) the Non-Resident Holder, (ii) persons not dealing at arm's length with such Non-Resident Holder, (iii) partnerships in which the Non-Resident Holder or a person mentioned in (a) (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (a) (i) to (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) at that time more than 50% of the value of such shares was attributable to resource properties or real properties situated in Canada. The Company has advised that, based on the historical and contemplated assets of the Company, the Common Shares should not be taxable Canadian property to a Non-Resident Holder.

F. Dividends and Paying Agents

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

G. Statement By Experts

This Form 20-F is being filed as an annual report under the U.S. Exchange Act and, as such, there is no requirement to provide any information under this item.

H. Documents on Display

The documents referred to and/or incorporated by reference in this Form 20-F can be viewed at the office of the Company at 4120 Yonge Street, Suite 304, Toronto, Ontario, M2P 2B8, Canada. The Company is required to file financial statements and other information with the securities regulatory authorities in each of the Canadian provinces of Ontario, British Columbia and Alberta, electronically through the Canadian System for Electronic Document Analysis and Retrieval (SEDAR+), which can be viewed at www.sedarplus.ca. The Company is subject to the informational requirements of the U.S. Exchange Act and files reports and other information with the SEC. The SEC maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC at http://www.sec.gov.

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

14.C.

Not applicable.

14.D.

Not applicable.

14.E. Use of Proceeds

Not applicable.

Item 15. Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2023. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2023 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2023 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2023, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.B. Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company's principal executive officer, principal financial officer and principal accounting officer) (the "Code"). A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 11.1. A copy of the Code may also be obtained from the Chief Financial Officer of the Company at (416) 361-2510 and is also available on SEDAR+ at www.sedarplus.ca, EDGAR at www.sec.gov and the Company's website at www.gentorresources.com. Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code. Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

Item 16.C. Principal Accountant Fees and Services

The following summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2023 and December 31, 2022. All dollar amounts are exclusive of applicable taxes.

	2023	2022
Audit Fees	US$14,967	US$11,538
Audit-Related Fees	-	-
Tax Fees	US$3,799	US$3,461
All Other Fees	-	-

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

Item 16.E. Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2023.

Item 16.F. Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G. Corporate Governance

Not applicable.

Item 16.H. Mine Safety Disclosure

Not applicable.

Item 16.I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16.J. Insider Trading Policies

Not applicable.

Item 16.K. Cybersecurity

Risk Management and Strategy

The Company uses a third-party information technology support service provider to manage its information system, including cybersecurity risk assessment procedures to ensure effectiveness in cybersecurity management, strategy and governance and reporting cybersecurity risks.

As of the date of this Form 20-F, the Company has not experienced any material cybersecurity incidents or identified any material cybersecurity threats that have affected or are reasonably likely to materially affect the Company, including its business strategy, results of operations or financial condition.

Cybersecurity Governance

The Company's Chief Financial Officer (the "CFO") is responsible for assessing and managing material risks from cybersecurity threats. The CFO oversees the Company's efforts to monitor the prevention, detection, mitigation, and remediation of cybersecurity incidents.

The Company's board of directors (the "Board") has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats. The CFO reports to the Board on cybersecurity risk management matters as needed. Any material cybersecurity incidents would be reported to the Board by the CFO. In the case of a material cybersecurity incident, the Board is responsible for ensuring that the proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents.

PART III

Item 17. Financial Statements

Not applicable.

Item 18. Financial Statements

The financial statements appear on pages F-1 through F-18.

Item 19. Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on March 9, 2012)

1.2	Amended memorandum of association of the Company (incorporated by reference from Exhibit 99.1 to the Company's current report Form 6-K filed with the SEC on November 27, 2018)

2.1	Description of the registered securities

4.1	Company's Stock Option Plan

8.1	Subsidiary

11.1	Company's Business Conduct Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2023

XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2024.

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

GENTOR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2023 and 2022 and for the years ended December 31,2023, 2022 and 2021

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Gentor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Gentor Resources Inc. (the “Company”) as of December 31, 2023 and 2022, and the related consolidated statements of loss and comprehensive income (loss), changes in shareholders’ equity, and cash flows for the years ended December 31, 2023, 2022, and 2021, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022 and its financial performance and its cash flows for the years in the three-year period ended December 31, 2023, 2022, and 2021, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

We draw attention to Note 1 in the consolidated financial statements, which describe the events and conditions that indicate the existence of material uncertainties that may cast significant doubt about the Company’s ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

knowing you.	8953-8965 Woodbine Avenue Markham, Ontario, L3R 0J9	An independent member of the Kreston Global network

66 Wellington Street Aurora, Ontario, L4G 1H8
Kreston GTA LLP is a partnership
registered in Ontario, Canada.	krestongta.com

Basis for Opinion (continued)

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

Critical Audit Matters

The critical audit matters communicated are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments.

We determined that there are no critical audit matters. We have served as the Company’s auditor since 2019.

Chartered Professional Accountants
Licensed Public Accountants
Markham, Canada
April 29, 2024

GENTOR RESOURCES INC.

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS

(Stated in US dollars)

	As at	As at
	December 31, 2023	December 31, 2022
ASSETS
Current
Cash	$26,703	$9,803
Advances receivable (note 3)	18,991	15,282
Total current assets	45,694	25,085

Total assets	$45,694	$25,085

LIABILITIES
Current
Accounts payable	$107,212	$115,976
Accrued liabilities	97,419	62,514
Due to related parties (note 4)	815,463	888,484
Total current liabilities	1,020,094	1,066,974
Loan (note 5)	26,874	25,976
Total liabilities	$1,046,968	$1,092,950

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 6a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2022 - 38,906,742) (note 6b)	$31,125	$31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,357,671)	(44,424,262)
Total shareholders' deficiency	(1,001,274)	(1,067,865)

Total liabilities and shareholders' deficiency	$45,694	$25,085

Nature of operations and going concern (note 1)

Environmental contingency (note 9)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Expenses
Professional fees	$50,952	$24,374	$60,474
Employee benefits	142,971	154,826	155,346
Rent	-	55,602	59,526
Travel	-	-	1,383
Shareholder's information	11,304	18,596	16,795
General and administrative expenses	13,502	23,602	18,545
Accretion expense	898	896	897
Net operating loss	(219,627)	(277,896)	(312,966)
Interest income	2	8	32
Foreign exchange (loss) gain	(2,058)	6,605	114
Writeback / adjustment of accounts payable and accrued liabilities	288,274	13,370	334,014
Net income (loss) and comprehensive income (loss)	$66,591	$(257,913)	$21,194
Income tax expense (note 7)	-	-	-
Net income (loss) and comprehensive income (loss)	$66,591	$(257,913)	$21,194

Net income (loss) and comprehensive income (loss) per share - basic	$0.00	$(0.01)	$0.00
Net income (loss) and comprehensive income (loss) per share - diluted	$0.00	$(0.01)	$0.00

Weighted average number of shares - basic	38,906,742	38,906,742	38,906,742
Weighted average number of shares - diluted	38,906,742	38,906,742	38,906,742

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in US dollars)

	For the year	For the year	For the year
	ended	ended	ended
	December 31,	December 31,	December 31,
	2023	2022	2021
Operating activities:	$66,591	$(257,913)	$21,194
Net income (loss)
Adjustments required to reconcile net income (loss) with net cash generated by operating activities
Accretion expense on government loan (note 5)	898	896	897
Writeback of accounts payable	(288,274)	-	-
Unrealized foreign exchange	8,358	-	-
Changes in non-cash working capital balances
Due from related parties	-	-	319
Due to related parties	88,665	300,107	292,896
Advances receivable	(3,709)	734	(679)
Accounts payable	(8,764)	(28,336)	(241,564)
Accrued liabilities	34,905	(9,770)	(69,771)
Cash generated by operating activities	(101,330)	5,718	3,292
Due to related parties	118,230	-	-
Net cash inflow	16,900	5,718	3,292
Cash, beginning of the year	9,803	4,085	793
Cash, end of the year	$26,703	$9,803	$4,085

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.
(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY

(Stated in US dollars)

	Number of	Common	Additional		Total
	common	shares	paid-in	Accumulated	shareholders'
	shares	amount	capital	deficit	deficiency
Balance at December 31, 2020	38,906,742	$31,125	$43,325,272	$(44,187,543)	$(831,146)
Net income for the year	-	-	-	21,194	21,194
Balance at December 31, 2021	38,906,742	$31,125	$43,325,272	$(44,166,349)	$(809,952)
Net loss for the year	-	-	-	(257,913)	(257,913)
Balance at December 31, 2022	38,906,742	$31,125	$43,325,272	$(44,424,262)	$(1,067,865)
Net income for the year	-	-	-	66,591	66,591
Balance at December 31, 2023	38,906,742	$31,125	$43,325,272	$(44,357,671)	$(1,001,274)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

1. NATURE OF OPERATIONS AND GOING CONCERN

NATURE OF OPERATIONS

Gentor Resources Inc. (the "Company" or "Gentor"), a Cayman Islands corporation, is an exploration stage corporation formed for the purpose of prospecting and developing mineral properties.

The business of exploring for minerals involves a high degree of risk. Few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish ore reserves, to develop metallurgical processes, to acquire construction and operating permits and to construct mining and processing facilities. Having relinquished its only project (the Karaburun project in Turkey) effective at the end of 2017, the Company currently does not have any commercial operations and has no material assets. The Company is currently evaluating new business opportunities.

GOING CONCERN

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. For the year ended December 31, 2023, the Company had a net income and comprehensive income of $66,591 (2022 - net loss and comprehensive loss of $257,913 and 2021 - net income and comprehensive income of $21,194, respectively). The Company also had a deficit accumulated during the exploration stage of $44,357,671 as at December 31, 2023 (December 31, 2022 - $44,424,262), and a working capital deficiency of $974,400 as at December 31, 2023 (December 31, 2022 - working capital deficiency of $1,041,889).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

a)    BASIS OF CONSOLIDATION

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

d)    ASSET IMPAIRMENT

The Company monitors events and changes in circumstances, which may require an assessment of the recoverability of its long-lived assets. If required, the Company would assess recoverability using estimated undiscounted future operating cash flows of the related asset or asset grouping. Assets are grouped at the lowest levels for which there are identifiable cash flows that are largely independent of the cash flows generated by other asset groups. If the carrying amount of an asset is not recoverable, an impairment loss is recognized in operations, measured by comparing the carrying amount of the asset to its fair value. No impairment losses or reversals of previously recorded impairments were recorded during the years ended December 31, 2023, 2022 and 2021.

e)    ASSET RETIREMENT OBLIGATIONS

The fair value of the liability of an asset retirement obligation is recorded when it is incurred and the corresponding increase to the asset is depreciated over the estimated life of the asset. The liability is periodically adjusted to reflect changes in the estimated present value resulting from the passage of time and revisions to the estimates of either the timing or amount of the asset retirement obligation. The Company has not identified or recorded any asset retirement obligations on its balance sheet as at December 31, 2023 and 2022.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

f)    STOCK-BASED COMPENSATION

The Company has a stock option plan, which is described in note 6(c). The Company uses the fair value method of accounting for stock options granted to directors, officers and employees whereby the fair value of options granted measured at the grant date is recorded as a compensation expense in the financial statements on a straight line basis over the requisite employee service period (usually the vesting period). Compensation expense on stock options granted to non-employees is measured at the earlier of the completion of performance and the date the options are vested using the fair value method and is recorded as an expense in the same period as if the Company had paid cash for the goods or services received. Any consideration paid by directors, officers, employees and consultants on exercise of stock options or purchase of shares is credited to capital stock. Shares are issued from treasury upon the exercise of stock options. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. For 2023 and 2022, the Company estimated that all options previously granted will vest. As the stock options are exercisable in Canadian dollars, and the Company's shares trade on a Canadian exchange, stock options are determined to be equity instruments.

g)    CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

h)    FOREIGN EXCHANGE

The Company's functional and reporting currency is United States dollars. The functional currency of any foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of income (loss) and comprehensive income (loss).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

j)     FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount. Financial instruments consist of cash, accounts payables, accrued liabilities, advances receiveable, due to related parties and loans.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

Derivative financial instruments are measured at their fair value. For derivative financial instruments that are accounted for as liabilities, the derivative instrument is initially recorded at its fair value and is then re-valued at each reporting date, with changes in the fair value reported as charges or credits to profit or loss. For warrant-based derivative financial instruments, the Company uses the Black-Scholes option pricing model to estimate fair value of the derivative instruments. For more complex derivative financial instruments, the Company uses acceptable pricing models to estimate fair value of the derivative instrument.

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

l)     INCOME (LOSS) PER SHARE

Basic income (loss) per share calculations are based on the weighted-average number of common shares issued and outstanding during the period. Diluted earnings per share is calculated using the treasury method. The treasury method assumes that outstanding stock options and warrants with an average exercise price below market price of the underlying shares are exercised and the assumed proceeds are used to repurchase common shares of the Company at the average market price of the common shares for the period.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

m) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2023. For the year ended December 31, 2023, there were no updates that are applicable or are consequential to the Company.

3. ADVANCES RECEIVABLE

The advances receivable include an unsecured loan of $15,282 (December 31, 2022 - $15,282), which is non-interest bearing and due on demand. Advances receivable as at December 31, 2023 also include prepaid expenses of $3,709 (December 31, 2022 - $nil).

4. RELATED PARTY TRANSACTIONS

As of December 31, 2023, an amount of $545,791 (December 31, 2022 - $457,127) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2023, an amount of $269,672 was owed to Loncor Gold Inc. (December 31, 2022 - $431,357), a company with common directors, in relation to the payment of common general and administrative expenses. The amount included $2,645 of common expenses incurred for the year ended December 31, 2023 (for the year ended December 31 2022 - $63,963).

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

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2023, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 18, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 2025.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

The Company recorded the CEBA LOC upon initial recognition at its fair value of $23,584 (Cdn$32,906) as at May 5th, 2020 using an effective interest rate of 3.45%. The difference of $5,084 between the fair value and the total amount of the CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of income (loss) and comprehensive income (loss). During the year ended December 31, 2023, interest of $898 has been accreted on the CEBA LOC and is included in the consolidated statement of income (loss) and comprehensive income (loss) (years ended December 31, 2022 and 2021 - $896 and $897, respectively).

As at December 31, 2023, the CEBA LOC is valued at $26,874 (Cdn$36,435) (December 31, 2022 - $25,976 (Cdn$ 35,183)).

6. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

As of December 31, 2023, the Company had 38,906,742 issued and outstanding common shares (December 31, 2022 - 38,906,742).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date.

The following table summarizes the stock option information for the years ended December 31, 2023 and 2022:

		Weighted		Weighted average
		average	Weighted	remaining
	Number of	exercise	average fair	contractual life (in
	options	price ($Cdn)	value ($Cdn)	years)
Closing Balance, December 31, 2021	1,040,000	0.065	0.065	2.49
Closing Balance, December 31, 2022	1,040,000	0.065	0.065	1.49
Closing Balance, December 31, 2023	1,040,000	0.065	0.065	0.49

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

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

During the year ended December 31, 2023, the Company recognized $nil as stock-based compensation expense (years ended December 31, 2022 and 2021 - $nil and $nil, respectively). As at December 31, 2023, the unrecognized stock based compensation expense is $nil (December 31, 2022 - $nil).

d) (Loss) Income Per Share

Basic income (loss) per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2023, amounting to 38,906,742 common shares (years ended December 31, 2022 and 2021 - 38,906,742).

For the years ended December 31, 2023 and 2021 the income calculation excludes the 1,040,000 stock options since the trading price of those common shares were below the exercise price of such stock options into common shares, for the years ended December 31, 2023 and 2021. The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options for the years ended December 31, 2022 as they are anti-dilutive.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

7. INCOME TAXES

a) The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2022 - 21% and 2021 - 21%) to the income tax expense is as follows:

Year ended December 31,	2023	2022	2021
	$	$	$
Gain(Loss) for the year before income tax	53,976	(257,913)	(48,023)

Expected income tax recovery based on statutory rate	11,000	(54,000)	(10,000)
Adjustment to expected income tax benefit:
Permanent differences	-	(1,575)	-
Change in tax rate	-	-	-
Change in benefit of tax assets not recognized	(64,976)	55,575	10,000
Income tax charge / benefit	-	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2023	2022
	$	$
Non-capital loss carryforwards	14,476,000	14,482,000
Capital loss carryforwards	25,540,000	25,540,000
Capital assets	108,000	108,000
Other	65,000	65,000
Total	40,189,000	40,195,000

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021

The Company has non-capital losses in the United States of approximately $14.53 million available, which may be applied against future taxable income and which expire as follows:

Year of	Amount
expire

2025	76,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	504,000
2030	1,017,000
2031	1,810,000
2032	1,690,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
Indefinite	1,429,000
14,530,000

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

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2023. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net income (loss) by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at year ending December 31, 2023, 2022 and 2021.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2023, 2022 and 2021
	Canadian	Canadian	Canadian
	Dollars	Dollars	Dollars
	2023	2022	2021
Cash	$32,733	12,453	3,899
Accounts payable	(49,300)	(130,208)	(138,709)
Loan	(40,000)	(40,000)	(40,000)
Total foreign currency working capital	(56,567)	(157,755)	(174,810)
US$ exchange rate	0.7561	0.7383	0.7888
Total foreign currency net working capital in US$	(42,770)	(116,471)	(137,890)
Impact of a 10% strengthening of the US$ on net income (loss)	(4,277)	(11,647)	(13,789)

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

e) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Company's financial assets and liabilities are carried at amortised cost and belong to Level 2 of the fair value hierarchy. During the year ended December 31, 2023, there were no transfers between levels of the fair value hierarchy. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

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