Form 20-F
period 2024-12-31
GENTOR RESOURCES INC.
filed 2025-04-30
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2024

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

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2024:

38,906,742 common shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

Yes __        No X

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

Yes __        No X

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes  X    No __

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes   X    No __

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

TABLE OF CONTENTS
(continued)

-iv-

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements").  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company's plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) at the end of 2017, the Company currently does not have any commercial operations and has no material assets;while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; inability to attract and retain key management; the Company's history of losses and expectation of future losses; activities of the Company may be adversely impacted by the outbreak of infectious diseases, including the ability of the Company to secure additional financing; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

Item 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2024, 2023, 2022, 2021 and 2020.  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F.  Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in US$000 except per share data)
	2024	2023	2022	2021	2020
Revenue	$-	$-	$-	$-	$-
Net operating loss	(225)	(220)	(278)	(313)	(323)
Net income (loss)	(205)	67	(258)	21	(301)
Net income (loss) per share	(0.01)	0.00	(0.01)	0.00	(0.01)
Current assets	4	46	25	20	17
Total assets	4	46	25	20	17
Total liabilities	1,210	1,047	1,093	830	848
Net assets	(1,206)	(1,001)	(1,068)	(810)	(831)
Additional paid-in capital	43,325	43,325	43,325	43,325	43,325
Shareholders' equity (deficiency)	(1,206)	(1,001)	(1,068)	(810)	(831)
Weighted average common shares outstanding (in thousands) (1)	38,907	38,907	38,907	38,907	38,907

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

The auditor's report issued in respect of the Company's 2024 annual consolidated financial statements contains the following paragraph:

"The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and current liabilities exceed current assets (or had a working capital deficiency of $1.2 million) that raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Therefore, as indicated in the auditor's report for the fiscal year ended December 31, 2024, there is significant doubt about the Company's ability to continue as a going concern.  The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company's securities would have little or no value.

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

  net loss of US$204,645 for the year ended December 31, 2024 (the net operating loss for the year ended December 31, 2024 was US$224,649);
  net income of US$66,591 for the year ended December 31, 2023 (the net operating loss for the year ended December 31, 2023 was US$219,627);
  net loss of US$257,913 for the year ended December 31, 2022 (the net operating loss for the year ended December 31, 2022 was US$277,896);
  net income of US$21,194 for the year ended December 31, 2021 (the net operating loss for the year ended December 31, 2021 was US$312,966); and
  net loss of US$301,085 for the year ended December 31, 2020 (the net operating loss for the year ended December 31, 2020 was US$322,641).

The Company had an accumulated deficit of US$44,562,316 as of December 31, 2024.

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

In November 2011, the Company's common sharescommenced trading on the TSX Venture Exchange under the trading symbol "GNT". Also in November 2011, the Company completed (a) a brokered private placement financing for total gross proceeds of Cdn$2,163,000 (GMP Securities L.P. acted as the Company's agent in respect of this financing), and (b) a non-brokered private placement financing for total gross proceeds of Cdn$1,222,500.

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

In February 2016,Gentor announced that it had signed a letter of intent ("LOI") with Lidya Madencilik Sanayi ve Ticaret A.S. ("Lidya") (a Turkish mining company) for a proposed joint venture to further explore and develop Gentor's Karaburun project.  The LOI set out the intention to grant to Lidya an option ("Option") to acquire an 80% interest in the Karaburun project.  The Option was subject to the negotiation and execution of a definitive agreement for the Option contemplated to be signed within 120 days from the signing of the LOI.  The LOI provided that the Option period shall be 24 months from the date of signing the definitive agreement, and that upon signing the LOI Lidya shall make a cash payment to Gentor for US$50,000.

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

On February 23, 2023, Gentor's listing was transferred by the TSX Venture Exchange (the "TSXV") from Tier 2 of the TSXV to the NEX Board of the TSXV ("NEX").  The transfer of the listing to NEX was made by the TSXV as a result of the Company not meeting the TSXV's Tier 2 continued listing requirements.  NEX is a separate trading board of the TSXV which provides a trading forum for companies that have fallen below the TSXV's ongoing listing standards.

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

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2024 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2024 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2024 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

G.  Safe Harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served Since

Arnold T. Kondrat (1)	72	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)

Donat K. Madilo	63	Chief Financial Officer	March 8, 2010

Geoffrey G. Farr	58	Corporate Secretary	April 7, 2011

Richard J. Lachcik (1)	67	Director	February 13, 2014

William R. Wilson (1)	82	Director	February 13, 2014

_______________________

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

William R. Wilson - Mr. Wilson has created and managed 14 mining companies over 25 years with properties in the U.S., Canada, Russia, the DRC and Ukraine.  Mr. Wilson is a Qualified Professional in Mining, Metallurgy/Processing and Environmental Compliance (Member no. 01063QP) of the Mining and Metallurgical Society of America.  He has a degree in Metallurgical Engineering from the Colorado School of Mines, a Masters of Business Administration degree from the University of Southern California, and is a retired Professor of Practice Colorado School of Mines Mining Department.  Mr. Wilson has been involved in the mining industry for more than 40 years.  He has been a director and senior officer of a number of public companies in both Canada and the United States, and has been a member of the audit committee of several of these companies.

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

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2024.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	$87,673	N/A	Nil	Nil	Nil	$87,673
Donat K. Madilo Chief Financial Officer	$50,000	N/A	Nil	Nil	Nil	$50,000

(1) The Company did not grant any stock options in 2024.

Incentive Plan Awards

As at December 31, 2024, the Company did not have outstanding any option or share-based awards,

During the year ended December 31, 2024, the Company did not have any option-based awards, share-based awards or non-equity incentive plan compensation which vested or was earned.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2024 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2024, other than Mr. Kondrat.  See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2024.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

________________________

(1) The Company did not grant any stock options in 2024.

Incentive Plan Awards

As at December 31, 2024, the Company did not have outstanding any option or share-based awards,

During the year ended December 31, 2024, the Company did not have any option-based awards, share-based awards or non-equity incentive plan compensation which vested or was earned.

Other Information

Neither the Company nor its subsidiaries provides pension, retirement or similar benefits.

C.  Board Practices

Each director of the Company holds office until the close of the next annual meeting of shareholders of the Company following his election or appointment, unless his office is earlier vacated in accordance with the articles of association of the Company.  See Item 6.A. of this Form 20-F for the dates the directors of the Company were first elected or appointed to the Company's Board.  No director of the Company has any service contract with the Company or any subsidiary of the Company providing for benefits upon termination of service.  However, the terms of the Company's stock option plan accelerate the vesting of stock options granted under such plan in the event of a take-over bid in respect of the Company (see Item 6.E. of this Form 20-F).  See Item 6.B. of this Form 20-F for information in respect of any stock options of the Company held by the Company's directors and officers.

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2024, December 31, 2023 and December 31, 2022:

Location	Dec. 31, 2024	Dec. 31, 2023	Dec. 31, 2022

Gentor executive office in Toronto, Canada	3	3	3

Totals:	3	3	3

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 22, 2025 (including the percentage of the Company's outstanding common shares represented by such shares).  As of April 22, 2025, the Company did not have outstanding any stock options or common share purchase warrants.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares

Geoffrey G. Farr	350,000	0.9%

Donat K. Madilo	212,500	0.55%

Arnold T. Kondrat	20,033,188	51.49%

Richard J. Lachcik	600,000	1.54%

William R. Wilson	70,000	0.18%

Equity Compensation Plans

The Company has a stock option plan (the "Option Plan").  As of April 22, 2025, there were no stock options outstanding under the Option Plan.  The following is a summary of certain terms of the Option Plan.

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

Name of Shareholder	Number of Shares Beneficially Owned(1)	Percentage of Outstanding Common Shares (1)

Arnold T. Kondrat (2)	20,033,188	51.49%

_______________________

(1) The information in these columns of the table is as at April 22, 2025.

(2) Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

The shareholder disclosed above does not have any voting rights with respect to his common shares of the Company that are different from any other holder of common shares of the Company.

As of April 22, 2025, based on the Company's shareholders' register, there were 23 shareholders of record of the Company's common shares in the United States, holding 16.74% of the outstanding common shares of the Company.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2024.

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

Year	High (Cdn$)	Low (Cdn$)
2024	$0.08	$0.04
2023	$0.115	$0.045
2022	$0.135	$0.04
2021	$0.11	$0.08
2020	$0.08	$0.03

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on Tier 2 of the TSX-V or NEX, as applicable.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2025(1)	-	-
December 31, 2024(1)	-	-
September 30, 2024	$0.04	$0.04
June 30, 2024	$0.04	$0.04
March 31, 2024	$0.08	$0.08
December 31, 2023(1)	-	-
September 30, 2023	$0.115	$0.045
June 30, 2023	$0.055	$0.045
March 31, 2023	$0.08	$0.05

_______________________

(1) The common shares of the Company did not trade on NEX during these periods.

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on NEX.

Month	High (Cdn$)	Low (Cdn$)
April 2025 (to April 22)(1)	-	-
March 2025(1)	-	-
February 2025(1)	-	-
January 2025(1)	-	-
December 2024(1)	-	-
November 2024(1)	-	-
October 2024(1)	-	-

_______________________

(1) The common shares of the Company did not trade on NEX during these periods.

OTC Pink

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink.

Year	High (US$)	Low (US$)
2024	$0.029	$0.029
2023	$0.06	$0.038
2022	$0.111	$0.111
2021	$0.068	$0.059
2020	$0.07	$0.03

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company, as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2025(1)	-	-
December 31, 2024(1)	-	-
September 30, 2024(1)	-	-
June 30, 2024	$0.029	$0.029
March 31, 2024(1)	-	-
December 31, 2023	$0.06	$0.06
September 30, 2023	$0.038	$0.038
June 30, 2023	$0.038	$0.038
March 31, 2023(1)	-	-

_______________________

(1) The common shares of the Company did not trade on the OTC Pink during these periods.

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink.

Month	High (Cdn$)	Low (Cdn$)
April 2025 (to April 22)	$0.02	$0.02
March 2025(1)	-	-
February 2025(1)	-	-
January 2025(1)	-	-
December 2024(1)	-	-
November 2024(1)	-	-
October 2024(1)	-	-

_______________________

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

The Company's authorized share capital consists of US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share, of which 38,906,742 common shares were issued and outstanding as of April 22, 2025.  The following is a summary of the material provisions attaching to the common shares:

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

With respect to borrowing powers, the Company's articles of associationprovide that the directors of the Company may by resolution exercise all the powers of the Company to incur indebtedness, liabilities or obligations and to secure indebtedness, liabilities or obligations whether of the Company or of any third party.

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

Generally, Common Shares will not be taxable Canadian property at a particular time to a Non-Resident Holder provided that the Common Shares are listed on a designated stock exchange (which includes NEX)at that time, unless at any time during the sixty month period immediately preceding the disposition of the Common Shares by such Non-Resident Holder both (a) (i) the Non-Resident Holder, (ii) persons not dealing at arm's length with such Non-Resident Holder, (iii) partnerships in which the Non-Resident Holder or a person mentioned in (a) (ii) holds a membership interest directly or indirectly through one or more partnerships, or (iv) any combination of (a) (i) to (iii), owned 25% or more of the issued shares of any class or series of the capital stock of the Company; and (b) at that time more than 50% of the value of such shares was attributable to resource properties or real properties situated in Canada.  The Company has advised that, based on the historical and contemplated assets of the Company, the Common Shares should not be taxable Canadian property to a Non-Resident Holder.

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

14.C.

Not applicable.

14.D.

Not applicable.

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2024.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2024 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2024 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2024, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.C.  Principal Accountant Fees and Services

The following summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2024 and December 31, 2023.  All dollar amounts are exclusive of applicable taxes.

	2024	2023
Audit Fees	US$12,550	US$14,967
Audit-Related Fees	-	-
Tax Fees	US$4,000	US$3,799
All Other Fees	-	-

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2024.

Item 16.F.  Change in Registrant's Certifying Accountant

Not applicable.

Item 16.G.  Corporate Governance

Not applicable.

Item 16.H.  Mine Safety Disclosure

Not applicable.

Item 16.I.  Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

Item 16.J.  Insider Trading Policies

The Company has adopted insider trading policies and procedures (the "Insider Trading Policy") that govern the purchase, sale, and other dispositions of the Company's securities by directors, officers, employees and consultants that are designed to promote compliance with applicable insider trading laws, rules and regulations, and any other securities legislation applicable to the Company.  The Insider Trading Policy is filed hereto as Exhibit 11.3 to this Form 20-F.

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

The Company's board of directors (the "Board") has specific responsibility for overseeing cybersecurity risk management and evaluation and being informed on risks from cybersecurity threats.  The CFO reports to the Board on cybersecurity risk management matters as needed.  Any material cybersecurity incidents would be reported to the Board by the CFO.  In the case of a material cybersecurity incident, the Board is responsible for ensuring that t he proposed action and disclosure of the incident is adequate and that measures are put in place to prevent further incidents.

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-16.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on March 9, 2012)

1.2	Amended memorandum of association of the Company (incorporated by reference from Exhibit 99.1 to the Company's current report Form 6-K filed with the SEC on November 27, 2018)

2.1	Description of the registered securities

4.1	Company's Stock Option Plan

8.1	Subsidiary

11.1	Company's Business Conduct Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.3	Insider Trading Policy

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

EXHIBIT NUMBER	DESCRIPTION

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2024

XBRL
101.INS	Inline XBRL Instance Document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2025.

GENTOR RESOURCES INC.

(Registrant)

By:  _(signed) "Arnold T. Kondrat"

        Arnold T. Kondrat

        President and Chief Executive Officer

GENTOR RESOURCES INC.

CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2024 and 2023 and for the years ended December 31, 2024, 2023 and 2022

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. (the "Company") as of December 31, 2024 and 2023, and the related consolidated statements of (loss) income and comprehensive (loss) income, shareholders' deficiency, and cash flows for each of the years in the three-year period ended December 31, 2024, 2023, and 2022, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and current liabilities exceed current assets (or had a working capital deficiency of $1.2 million) that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

We have served as the Company's auditor since 2019.

Markham, Ontario, Canada
April 25, 2025

knowing you. Kreston GTA LLP is a partnership registered in Ontario, Canada.	8953-8965 Woodbine Avenue Markham, Ontario, L3R 0J9 66 Wellington Street Aurora, Ontario, L4G 1H8 krestongta.com	An independent member of the Kreston Global network

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED BALANCE SHEETS (Stated in US dollars)

	As at	As at
	December 31, 2024	December 31, 2023

ASSETS
Current
Cash	$1,558	$26,703
Advances receivable (note 3)	2,851	18,991
Total current assets	4,409	45,694

Total assets	$4,409	$45,694

LIABILITIES
Current
Accounts payable	$81,570	$107,212
Accrued liabilities	142,612	97,419
Due to related parties (note 4)	986,146	815,463
Total current liabilities	1,210,328	1,020,094
Loan (note 5)	-	26,874
Total liabilities	$1,210,328	$1,046,968

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 6a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2023 - 38,906,742) (note 6b)	$31,125	$31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,562,316)	(44,357,671)
Total shareholders' deficiency	(1,205,919)	(1,001,274)

Total liabilities and shareholders' deficiency	$4,409	$45,694

Nature of operations and going concern (note 1)
Environmental contingency (note 9)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME (Stated in US dollars)

	For the year	For the year	For the year
	ended December	ended December	ended December
	31, 2024	31, 2023	31, 2022
Expenses
Professional fees	$44,323	$50,952	$24,374
Employee benefits	137,673	142,971	154,826
Rent	-	-	55,602
Shareholder's information	14,375	11,304	18,596
General and administrative expenses	12,996	13,502	23,602
Accretion expense	-	898	896
Allowance for doubtful accounts	15,282	-	-
Net operating loss	(224,649)	(219,627)	(277,896)
Interest income	7,196	2	8
Foreign exchange gain (loss)	12,808	(2,058)	6,605
Writeback / adjustment of accounts payable and accrued liabilities	-	288,274	13,370
Net (loss) income and comprehensive (loss) income	$(204,645)	$66,591	$(257,913)

Net (loss) income and comprehensive (loss) income per share - basic	$(0.01)	$0.00	$(0.01)
Net (loss) income and comprehensive (loss) income per share - diluted	$(0.01)	$0.00	$(0.01)

Weighted average number of shares - basic	38,906,742	38,906,742	38,906,742
Weighted average number of shares - diluted	38,906,742	38,906,742	38,906,742

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF CASH FLOWS (Stated in US dollars)

	For the year ended December 31, 2024	For the year ended December 31, 2023	For the year ended December 31, 2022
Operating activities:
Net (loss) income	$(204,645)	$66,591	$(257,913)
Adjustments required to reconcile net (loss) income with net cash flows from operating activities
Accretion expense on government loan (note 5)	-	898	896
Writeback of accounts payable	-	(288,274)	-
Unrealized foreign exchange	-	8,358	-
Allowance for doubtful accounts	15,282	-	-
Changes in non-cash working capital balances
Due to related parties	170,683	88,665	300,107
Advances receivable	858	(3,709)	734
Accounts payable	(25,642)	(8,764)	(28,336)
Accrued liabilities	45,193	34,905	(9,770)
Cash generated (used) by operating activities	1,729	(101,330)	5,718

Financing activities
Due to related parties	-	118,230	-
Loan repayment	(26,874)	-	-
Cash (used) generated by financing activities	(26,874)	118,230	-

Net cash (outflow) inflow	(25,145)	16,900	5,718
Cash, beginning of the year	26,703	9,803	4,085
Cash, end of the year	$1,558	$26,703	$9,803

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY (Stated in US dollars)

	Number of	Common	Additional		Total
	common	shares	paid-in	Accumulated	shareholders'
	shares	amount	capital	deficit	deficiency
Balance at January 1, 2022	38,906,742	$31,125	$43,325,272	$(44,166,349)	$(809,952)
Net loss for the year	-	-	-	(257,913)	(257,913)

Balance at December 31, 2022	38,906,742	$31,125	$43,325,272	$(44,424,262)	$(1,067,865)
Net income for the year	-	-	-	66,591	66,591
Balance at December 31, 2023	38,906,742	$31,125	$43,325,272	$(44,357,671)	$(1,001,274)
Net loss for the year	-	-	-	(204,645)	(204,645)
Balance at December 31, 2024	38,906,742	$31,125	$43,325,272	$(44,562,316)	$(1,205,919)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

1. NATURE OF OPERATIONS AND GOING CONCERN

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

GOING CONCERN

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the year ended December 31, 2024, the Company had a net loss and comprehensive loss of $204,645 (2023 - net income and comprehensive income of  $66,591 and 2022 - net loss and comprehensive loss of  $257,913, respectively). The Company also had a deficit accumulated during the exploration stage of $44,562,316 as at December 31, 2024 (December 31, 2023 - $44,357,671), and a working capital deficiency of $1,205,919 as at December 31, 2024 (December 31, 2023 - working capital deficiency of $974,400).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

a)    BASIS OF CONSOLIDATION

The Company's audited consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary Gentor International Limited ("Gentor International"). Gentor International was incorporated on December 12, 2011 under the laws of the British Virgin Islands. Intercompany balances and transactions have been eliminated in preparing the consolidated financial statements.

b)    STOCK-BASED COMPENSATION

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

c)    CASH

Cash consists of bank balances. The Company maintains cash in bank deposit accounts in Canada that at times may exceed Canadian federally insured limits. The Company has not experienced any losses in such accounts.

d)    FOREIGN EXCHANGE

The Company's functional and reporting currency is United States dollars. The functional currency of any foreign operations is United States dollars. Amounts in other than the functional currency are translated as follows: monetary assets and liabilities are translated at the spot rates of exchange in effect at the end of the period; non-monetary items are translated at historical exchange rates in effect on the dates of the transactions. Revenues and expense items are translated at average rates of exchange in effect during the period, except for depreciation, which is translated at its corresponding historical rate. Realized and unrealized exchange gains and losses are included in the consolidated statements of (loss) income and comprehensive (loss) income.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

e) USE OF ESTIMATES

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

f) FAIR VALUE OF FINANCIAL INSTRUMENTS

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

Derivative Financial Instruments

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

g) INCOME TAXES

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

h) (LOSS) INCOME PER SHARE

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

i) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2024.  For the year ended December 31, 2024, there were no updates that are applicable or are consequential to the Company.

3. ADVANCES RECEIVABLE

The advances receivable as at December 31, 2024 included $2,851 of prepaid expenses and $nil of an unsecured loan from third party (December 31, 2023 - $18,991).  As at December 31, 2024, an allowance for doubtful accounts of $15,282 was recorded reducing the loan balance to $nil as a result of uncertainties surrounding the recoverability of this loan.

4. RELATED PARTY TRANSACTIONS

As of December 31, 2024, an amount of $633,465 (December 31, 2023 - $545,791) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2024, an amount of $352,681 was owed to Loncor Gold Inc. (December 31, 2023 - $269,672), a company with common directors, in relation to the payment of common general and administrative expenses. The amount included $nil of common expenses incurred for the year ended December 31, 2024 (for the year ended December 31 2023 - $2,645).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2023, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 18, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 2025.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $23,584 (Cdn$32,906) as at May 5th, 2020 using an effective interest rate of 3.45%. The difference of $5,084 between the fair value and the total amount of the CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of (loss) income and comprehensive (loss) income. During the year ended December 31, 2024, interest of $nil has been accreted on the CEBA LOC and is included  in the consolidated statement of (loss) income and comprehensive (loss) income (years ended December 31, 2023 and 2022 - $898 and $896, respectively).

During the year ended December 31, 2024 the CEBA LOC was fully repaid.

6. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

As of December 31, 2024, the Company had 38,906,742 issued and outstanding common shares (December 31, 2023 - 38,906,742).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

In June 2019, 1,000,000 stock options were granted under the Plan to the Company's officers and directors. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date. These options expired in June 2024.

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date. These options expired in July  2024.

The following table summarizes the stock option information for the years ended December 31, 2024 and 2023:

				Weighted average
		Weighted average	Weighted	remaining
	Number of	exercise price	average fair	contractual life
	options	($Cdn)	value ($Cdn)	(in years)
Closing Balance, December 31, 2022	1,040,000	0.065	0.065	1.51
Closing Balance, December 31, 2023	1,040,000	0.065	0.065	0.51
Expired	(1,040,000)	0.065
Closing Balance, December 31, 2024	-	0.065	0.065	-

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

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

d) (Loss) Income Per Share

Basic (loss) income per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2024, amounting to 38,906,742 common shares (years ended December 31, 2023 and 2022 - 38,906,742).

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

For the years ended December 31, 2024 and 2023, the income calculation excludes, respectively, the nil and 1,040,000 stock options since the trading price of those common shares were below the exercise price of such stock options into common shares. The calculation of the weighted average number of diluted common shares outstanding does not include 1,040,000 stock options for the years ended December 31, 2022 as they are anti-dilutive.

7. INCOME TAXES

a) The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2023 - 21% and 2022  - 21%) to the income tax expense is as follows:

Year ended December 31,	2024	2023	2022
	$	$	$
Gain(Loss) for the year before income tax	(191,837)	53,976	(257,913)
Expected income tax recovery based on statutory rate	(40,000)	11,000	(54,000)
Adjustment to expected income tax benefit:
Permanent differences	(2,690)	-	(1,575)
Change in tax rate	-	-	-
Change in benefit of tax assets not recognized	234,527	(64,976)	55,575
Income tax charge / benefit	-	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2024	2023
	$	$
Non-capital loss carryforwards	14,668,000	14,476,000
Capital loss carryforwards	25,540,000	25,540,000
Capital assets	108,000	108,000
Other	65,000	65,000
Total	40,381,000	40,189,000

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022

The Company has non-capital losses in the United States of approximately $14.67 million available, which may be applied against future taxable income and which expire as follows:

Year of	Amount
expire

2025	76,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	504,000
2030	1,017,000
2031	1,810,000
2032	1,690,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
Indefinite	1,567,000

14,668,000

8. FINANCIAL RISK MANAGEMENT

a)  FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in exchange rates between the United States dollar and other foreign currencies will affect the Company's operations and financial results. A portion of the Company's transactions are denominated in Canadian dollars. The Company is also exposed to the impact of currency fluctuations on its monetary assets and liabilities. Significant foreign currency gains or losses are reflected as a separate component in the consolidated statement of (loss) income and comprehensive (loss) income. The Company has not used derivative instruments to reduce its exposure to foreign currency risk.

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2024. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net (loss) income by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at year ending December 31, 2024, 2023 and 2022.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2024, 2023 and 2022
	Canadian	Canadian	Canadian
	Dollars	Dollars	Dollars
	2024	2023	2022
Cash	$1,723	32,733	12,453
Accounts payable	(87,597)	(49,300)	(130,208)
Loan	-	(40,000)	(40,000)
Total foreign currency working capital	(85,874)	(56,567)	(157,755)
US$ exchange rate	0.6950	0.7561	0.7383
Total foreign currency net working capital in US$	(59,683)	(42,770)	(116,471)
Impact of a 10% strengthening of the US$ on net income (loss)	(5,968)	(4,277)	(11,647)

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

e) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Company's financial assets and liabilities are carried at amortised cost and belong to Level 2 of the fair value hierarchy. During the year ended December 31, 2024, there were no transfers between levels of the fair value hierarchy. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

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