Form 20-F
period 2025-12-31
GENTOR RESOURCES INC.
filed 2026-04-30
CIK 1346917

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

________________

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

X	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For fiscal year ended December 31, 2025

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

Common Shares

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of December 31, 2025:

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

-iv

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 20-F contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of Canadian provincial securities laws (such forward-looking statements and forward-looking information are referred to herein as "forward-looking statements").  Forward-looking statements are necessarily based on a number of estimates and assumptions that are inherently subject to significant business, economic and competitive uncertainties and contingencies.  All statements, other than statements which are reporting results as well as statements of historical fact, that address activities, events or developments that Gentor Resources Inc. (the "Company" or "Gentor") believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding the Company's plans and objectives) are forward-looking statements.  These forward-looking statements reflect the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking statements are subject to a number of risks and uncertainties that may cause the actual events or results of the Company to differ materially from those discussed in the forward-looking statements, and even if such actual events or results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things: having relinquished its only project (the Karaburun project in Turkey) at the end of 2017, the Company currently does not have any commercial operations and has no material assets reflected on its balance sheet; while the Company is currently evaluating new business opportunities, the Company has only limited funds with which to identify and evaluate a potential asset or business for acquisition or participation, and no assurance can be given that a suitable asset or business will be identified and acquired on suitable terms; uncertainties relating to the availability and costs of financing in the future; changes in equity markets; inability to attract and retain key management; the Company's history of losses and expectation of future losses; activities of the Company may be adversely impacted by the outbreak of infectious diseases, including the ability of the Company to secure additional financing; and the other risks disclosed under the heading "Risk Factors" in this Form 20-F.

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

Item 3.  Key Information

A.  Selected Financial Data

The selected consolidated financial information set forth below, which is expressed in United States dollars (the Company prepares its consolidated financial statements in United States dollars), has been derived from the Company's audited consolidated financial statements as at and for the financial years ended December 31, 2025, 2024, 2023, 2022 and 2021.  These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the United States.  The selected consolidated financial information should be read in conjunction with the discussion in Item 5 of this Form 20-F and the consolidated financial statements of the Company filed as part of this Form 20-F.  Historical results from any prior period are not necessarily indicative of results to be expected for any future period.

	(in US$000 except per share data)

	2025	2024	2023	2022	2021
Revenue	$-	$-	$-	$-	$-
Net operating loss	(193)	(225)	(220)	(278)	(313)
Net income (loss)	(186)	(205)	67	(258)	21
Net income (loss) per share	(0.00)	(0.01)	0.00	(0.01)	0.00
Current assets	1	4	46	25	20
Total assets	1	4	46	25	20
Total liabilities	1,393	1,210	1,047	1,093	830
Net assets	(1,392)	(1,206)	(1,001)	(1,068)	(810)
Additional paid-in capital	43,325	43,325	43,325	43,325	43,325
Shareholders' equity (deficiency)	(1,392)	(1,206)	(1,001)	(1,068)	(810)
Weighted average common shares outstanding (in thousands) (1)	38,907	38,907	38,907	38,907	38,907

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

Having relinquished its only project (the Karaburun project in Turkey) at the end of 2017, the Company currently does not have any commercial operations and has no material assets reflected on its balance sheet.  An investment in the Company's common shares is highly speculative, and is suitable only to those investors who are prepared to risk the loss of their entire investment.

In November 2017, the Company announced that it intended to dispose of, for nominal consideration, its subsidiary which held the Karaburun project in Turkey (which was the Company's only project).  The Company has relinquished the Karaburun project and discontinued operations in Turkey effective at the end of 2017, and is currently evaluating new business opportunities.  As the Company currently does not have any commercial operations and has no material assets reflected on its balance sheet, an investment in the Company's common shares is considered highly speculative and involves a very high degree of risk.

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

The auditor's report issued in respect of the Company's 2025 annual consolidated financial statements contains the following paragraph:

"The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and current liabilities exceed current assets (or had a working capital deficiency of $1.4 million) that raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note 1.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

Therefore, as indicated in the auditor's report for the fiscal year ended December 31, 2025, there is significant doubt about the Company's ability to continue as a going concern.  The Company cannot guarantee its ability to continue as a going concern, and if it were to cease to continue as such, the Company's securities would have little or no value.

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

  net loss of US$185,661 for the year ended December 31, 2025 (the net operating loss for the year ended December 31, 2025 was US$192,612);
  net loss of US$204,645 for the year ended December 31, 2024 (the net operating loss for the year ended December 31, 2024 was US$224,649);
  net income of US$66,591 for the year ended December 31, 2023 (the net operating loss for the year ended December 31, 2023 was US$219,627);
  net loss of US$257,913 for the year ended December 31, 2022 (the net operating loss for the year ended December 31, 2022 was US$277,896); and
  net income of US$21,194 for the year ended December 31, 2021 (the net operating loss for the year ended December 31, 2021 was US$312,966).

The Company had an accumulated deficit of US$44,747,977 as of December 31, 2025.

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

In June 2019, the Company entered into a settlement agreement (the "Settlement Agreement") with Savannah relating to the Deferred Consideration payable to Gentor pursuant to the terms of the Oman Sale (see above).  Savannah at the time was an AIM-listed resource development company.  Under the Settlement Agreement, the Company and Savannah agreed to fully settle the Deferred Consideration in exchange for (a) the payment by Savannah to the Company of US$100,000 (with US$50,000 being payable 30 days from the date of signing the Settlement Agreement and US$50,000 being payable six months from the date of signing the Settlement Agreement), and (b) the issuance to the Company by Savannah of US$200,000 worth of Savannah shares (being 3,008,025 shares).  Such shares were subject to a six-month orderly market restriction.

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

Item 5.  Operating and Financial Review and Prospects

See the management's discussion and analysis of the Company for the year ended December 31, 2025 incorporated by reference into this Form 20-F as Exhibit 15.1.

A.  Operating Results

See the management's discussion and analysis of the Company for the year ended December 31, 2025 incorporated by reference into this Form 20-F as Exhibit 15.1.

B.  Liquidity and Capital Resources

See the management's discussion and analysis of the Company for the year ended December 31, 2025 incorporated by reference into this Form 20-F as Exhibit 15.1.

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

G.  Safe Harbor

Not applicable.

Item 6.  Directors, Senior Management and Employees

A.  Directors and Senior Management

The directors and officers of the Company, their ages and term of continuous service are as follows:

Name	Age	Current Position(s) with the Company	Served Since
Arnold T. Kondrat (1)	73	President, Chief Executive Officer and a director	July 31, 2007 (director and officer)
Donat K. Madilo	64	Chief Financial Officer	March 8, 2010
Geoffrey G. Farr	59	Corporate Secretary	April 7, 2011
Richard J. Lachcik (1)	68	Director	February 13, 2014
William R. Wilson (1)	83	Director	February 13, 2014

____________________

(1) Member of the audit committee of the board of directors of the Company.

Arnold T. Kondrat - Mr. Kondrat is the Company's principal founder and has over 30 years of management experience in the resource exploration industry.  During this time he has been a senior officer and director of a number of publicly-traded resource exploration companies, in both Canada and the United States, including principal founder of several of these companies.  In addition to his positions with Gentor, Mr. Kondrat is also presently Chief Exeuctive Officer and President of KGL Resources Ltd. (a publicly traded company), and President of Sterling Portfolio Securities Inc. (a private venture capital firm based in Toronto).  Mr. Kondrat was a senior officer of Banro Corporation ("Banro") (a publicly-traded mining company with gold mines in the Democratic Republic of the Congo (the "DRC")) from 1994 to 2017, and a senior officer (including, most recently, Executive Chairman of the Board) of Loncor Gold Inc. ("Loncor") (a publicly traded gold exploration company) from 2008 until the sale of Loncor in Februuary 2026.

Donat K. Madilo - Mr. Madilo has over 30 years of experience in accounting, administration and finance in the DRC and North America.  He held senior officer positions with Banro from 1996 to 2018 (including Senior Vice President, Commercial & DRC Affairs and Chief Financial Officer).  In addition to being Chief Financial Officer of Gentor, he is also presently Chief Financial Officer of KGL Resources Ltd. (a publicly traded company).  Mr. Madilo's previous experience includes director of finance of Coocec-ceaz (a credit union chain in the DRC) and senior advisor at Conseil Permanent de la Comptabilité au Congo, the accounting regulation board in the DRC.  He holds a Bachelor of Commerce (Honours) degree from Institut Supérieur de Commerce de Kinshasa, a B.Sc. (Licence) in Applied Economics from University of Kinshasa and a Masters of Science in Accounting (Honours) from Roosevelt University in Chicago.

Geoffrey G. Farr - Mr. Farr has been a partner of the law firm Dickinson Wright LLP (which acts as legal counsel to Gentor) from July 2019 to present.  He practices corporate and securities law.  From February 2011 to June 2019, Mr. Farr was General Counsel to and Corporate Secretary of each of Gentor and Loncor (he remains Corporate Secretary of Gentor).  From February 2011 to October 2018, Mr. Farr was Vice President, General Counsel and Corporate Secretary of Banro, and from June 2017 to January 2019, he was General Counsel to and Corporate Secretary of Kuuhubb Inc. (a company listed on the TSX Venture Exchange focused on lifestyle and mobile video game applications).  Prior to February 2011, Mr. Farr practised corporate and securities law in Toronto for 17 years, which included extensive experience in representing public companies.  He holds a LL.B. from the University of Ottawa and a B.Comm. from Queen's University.

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

The directors of the Company are presently not directors of other issuers that are public companies.

Other than the board of directors, the Company does not have an administrative, supervisory or management body.

B.  Compensation

Named Officers

Summary Compensation Table

The following table sets forth certain information with respect to the compensation of the officers of the Company set out in the following table (the "Officers") for the financial year ended December 31, 2025.

Name and Principal Position	Salary (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation - Annual Incentive Plan (US$)	All other Compensation (US$)	Total Compensation (US$)
Arnold T. Kondrat Chief Executive Officer	$85,866	N/A	Nil	Nil	Nil	$85,866
Donat K. Madilo Chief Financial Officer	$50,000	N/A	Nil	Nil	Nil	$50,000

____________________

(1) The Company did not grant any stock options in 2025.

Incentive Plan Awards

As at December 31, 2025, the Company did not have outstanding any option or share-based awards,

During the year ended December 31, 2025, the Company did not have any option-based awards, share-based awards or non-equity incentive plan compensation which vested or was earned.

Non-Executive Directors

The directors of the Company were not paid any fees by the Company during the financial year ended December 31, 2025 for their services in their capacity as directors.

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

Director Summary Compensation Table

The following table sets out certain information with respect to compensation of each of the Company's directors in the year ended December 31, 2025, other than Mr. Kondrat.  See "Named Officers - Summary Compensation Table" above for details regarding the compensation of Mr. Kondrat during 2025.

Name	Fees earned (US$)	Share-based awards (US$)	Option-based awards (1) (US$)	Non-equity incentive plan compensation (US$)	All other Compensation (US$)	Total (US$)
Richard J. Lachcik	Nil	N/A	Nil	N/A	Nil	Nil
William R. Wilson	Nil	N/A	Nil	N/A	Nil	Nil

____________________

(1) The Company did not grant any stock options in 2025.

Incentive Plan Awards

As at December 31, 2025, the Company did not have outstanding any option or share-based awards,

During the year ended December 31, 2025, the Company did not have any option-based awards, share-based awards or non-equity incentive plan compensation which vested or was earned.

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

D.  Employees

The following sets out the number of employees which the Company and its subsidiaries had as at December 31, 2025, December 31, 2024 and December 31, 2023:

Location	Dec. 31, 2025	Dec. 31, 2024	Dec. 31, 2023

Gentor executive office in Toronto, Canada	3	3	3

Totals:	3	3	3

Neither the Company nor any of its subsidiaries has any unionized employees.

Neither the Company nor any of its subsidiaries employ a significant number of temporary employees.

E.  Share Ownership

The following table sets out the number of common shares held by the Company's directors and officers as of April 24, 2026 (including the percentage of the Company's outstanding common shares represented by such shares).  As of April 24, 2026, the Company did not have outstanding any stock options or common share purchase warrants.

Name	Number of Common Shares Owned	Percentage of Outstanding Common Shares
Geoffrey G. Farr	350,000	0.9%
Donat K. Madilo	212,500	0.55%
Arnold T. Kondrat	20,033,188	51.49%
Richard J. Lachcik	600,000	1.54%
William R. Wilson	70,000	0.18%

Equity Compensation Plans

The Company has a stock option plan (the "Option Plan").  As of April 24, 2026, there were no stock options outstanding under the Option Plan.  The following is a summary of certain terms of the Option Plan.

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

Name of Shareholder	Number of Shares Beneficially Owned (1)	Percentage of Outstanding Common Shares (1)

Arnold T. Kondrat (2)	20,033,188	51.49%

____________________

(1) The information in these columns of the table is as at April 24, 2026.

(2) Mr. Kondrat is Chief Executive Officer, President and a director of the Company.

The shareholder disclosed above does not have any voting rights with respect to his common shares of the Company that are different from any other holder of common shares of the Company.

As of April 24, 2026, based on the Company's shareholders' register, there were 23 shareholders of record of the Company's common shares in the United States, holding 16.74% of the outstanding common shares of the Company.

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

B.  Significant Changes

There have been no significant changes in the affairs of the Company since the date of the audited annual consolidated financial statements of the Company as at and for the year ended December 31, 2025.

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

Year	High (Cdn$)	Low (Cdn$)
2025	$0.05	$0.025
2024	$0.08	$0.04
2023	$0.115	$0.045
2022	$0.135	$0.04
2021	$0.11	$0.08

The following table discloses the high and low sales prices in Canadian dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company, and for the most recently completed fiscal quarter of the Company, all as traded on Tier 2 of the TSX-V or NEX, as applicable.

Quarter Ended	High (Cdn$)	Low (Cdn$)
March 31, 2026	$0.095	$0.025
December 31, 2025	$0.025	$0.025
September 30, 2025	$0.05	$0.05
June 30, 2025(1)	-	-
March 31, 2025(1)	-	-
December 31, 2024(1)	-	-
September 30, 2024	$0.04	$0.04
June 30, 2024	$0.04	$0.04
March 31, 2024	$0.08	$0.08

____________________

(1) The common shares of the Company did not trade on NEX during these periods.

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on NEX.

Month	High (Cdn$)	Low (Cdn$)
April 2026 (to April 24)(1)	-	-
March 2026(1)	-	-
February 2026	$0.095	$0.045
January 2026	$0.035	$0.025
December 2025	$0.025	$0.025
November 2025(1)	-	-
October 2025	$0.025	$0.025

____________________

(1) The common shares of the Company did not trade on NEX during these periods.

OTC Pink

The following table discloses the annual high and low market prices in United States dollars for the common shares of the Company for the five most recent financial years of the Company as traded on the OTC Pink.

Year	High (US$)	Low (US$)
2025	$0.02	$0.02
2024	$0.029	$0.029
2023	$0.06	$0.038
2022	$0.111	$0.111
2021	$0.068	$0.059

The following table discloses the high and low market prices in United States dollars for the common shares of the Company for each quarterly period within the two most recent financial years of the Company and the most recently completed fiscal quarter of the Company, as traded on the OTC Pink.

Quarter Ended	High (US$)	Low (US$)
March 31, 2026(1)	-	-
December 31, 2025	$0.02	$0.02
September 30, 2025(1)	-	-
June 30, 2025	$0.02	$0.02
March 31, 2025(1)	-	-
December 31, 2024(1)	-	-
September 30, 2024(1)	-	-
June 30, 2024	$0.029	$0.029
March 31, 2024(1)	-	-

____________________

(1) The common shares of the Company did not trade on the OTC Pink during these periods.

The following table discloses the monthly high and low sales prices in Canadian dollars for the common shares of the Company for the most recent six months as traded on the OTC Pink.

Month	High (Cdn$)	Low (Cdn$)
April 2026 (to April 24) (1)	-	-
March 2026(1)	-	-
February 2026(1)	-	-
January 2026(1)	-	-
December 2025(1)	-	-
November 2025	$0.02	$0.02
October 2025	$0.02	$0.02

____________________

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

The Company is a corporation governed by the Companies Act (2025 Revision) of the Cayman Islands (the "Companies Law") and is registered with the Registrar of Companies for the Cayman Islands under registration number 266618.  Under the Companies Law, the memorandum of association of the Company may, by "special resolution" (see below for definition), be amended with respect to any objects, powers or other matters specified therein.  Under the Companies Law, "special resolution" means a resolution passed at a general meeting by a majority of not less than two-thirds of the votes cast by the shareholders who are entitled to vote in respect of that resolution or, if so authorized by the Company's articles of association, a resolution in writing signed by all the shareholders entitled to vote on that resolution.

The Company's memorandum of association provides that the Company's objects are unrestricted.

The Company's authorized share capital consists of US$400,000 divided into 500,000,000 common shares with a par value of US$0.0008 per share, of which 38,906,742 common shares were issued and outstanding as of April 24, 2026.  The following is a summary of the material provisions attaching to the common shares:

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

14.C.

Not applicable.

14.D.

Not applicable.

14.E.  Use of Proceeds

Not applicable.

Item 15.  Controls and Procedures.

(a) Disclosure Controls and Procedures

Under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, the Company evaluated the effectiveness of the design and operation of its disclosure controls and procedures (as defined in Rule 13a-15(e) or 15d-15(e) under the U.S. Exchange Act) for the year ended December 31, 2025.  Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports it files or submits under the U.S. Exchange Act is recorded, processed, summarized and reported within the time periods specified in applicable rules and forms.

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

Management conducted an evaluation of the design and operation of the Company's internal control over financial reporting as of December 31, 2025 based on the criteria set forth in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.  This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation.  Based on this evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025 and no material weaknesses were discovered.

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

(d) Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting during the year ended December 31, 2025, that management believes have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

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

Item 16.B.  Code of Ethics.

The Company has adopted a code of business conduct and ethics for directors, officers and employees (including the Company's principal executive officer, principal financial officer and principal accounting officer) (the "Code").  A copy of the Code is incorporated by reference into this Form 20-F as Exhibit 11.1.  A copy of the Code may also be obtained from the Chief Financial Officer of the Company at (416) 361-2510 and is also available on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.  Each director, officer and employee of the Company is provided with a copy of the Code and is required to confirm annually that he or she has complied with the Code.  Any observed breaches of the Code must be reported to the Company's Chief Executive Officer.

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

Item 16.C.  Principal Accountant Fees and Services

The following summarizes the total fees billed by Kreston GTA LLP, Markham, Ontario, Canada (PCAOB ID 6644), the external auditors of the Company, for each of the years ended December 31, 2025 and December 31, 2024.  All dollar amounts are exclusive of applicable taxes.

	2025	2024
Audit Fees	US$14,556	US$12,550
Audit-Related Fees	-	-
Tax Fees	US$4,000	US$4,000
All Other Fees	-	-

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

Item 16.E.  Purchase of Equity Securities by the Issuer and Affiliated Purchasers

The Company did not purchase any of its common shares during the financial year ended December 31, 2025.

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

PART III

Item 17.  Financial Statements

Not applicable.

Item 18.  Financial Statements

The financial statements appear on pages F-1 through F-17.

Item 19.  Exhibits

The following exhibits are filed as part of this Form 20-F:

EXHIBIT NUMBER	DESCRIPTION

1.1	Articles of association of the Company (incorporated by reference from Exhibit 99.2 to the Company's current report on Form 6-K filed with the SEC on March 9, 2012)

1.2	Amended memorandum of association of the Company (incorporated by reference from Exhibit 99.1 to the Company's current report Form 6-K filed with the SEC on November 27, 2018)

2.1	Description of the registered securities

4.1	Company's Stock Option Plan

8.1	Subsidiary

11.1	Company's Business Conduct Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.2	Whistleblower Policy (incorporated by reference from the Company's Form 10-Q for the Quarter Ending September 30, 2011)

11.3	Insider Trading Policy

12.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of Sarbanes-Oxley Act of 2002

EXHIBIT NUMBER	DESCRIPTION

13.1	Certification of the President and Chief Executive Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

13.2	Certification of the Chief Financial Officer of the Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

15.1	Management's discussion and analysis of the Company for the year ended December 31, 2025

XBRL
101.INS	Inline XBRL Instance Document–the instance document does not appear in the Interactive Data File as its XBRL tags are embedded within the Inline XBRL document
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

Date: April 30, 2026.

GENTOR RESOURCES INC.
(Registrant)

By:	(signed) "Arnold T. Kondrat"
Arnold T. Kondrat
President and Chief Executive Officer

GENTOR RESOURCES INC.

 CONSOLIDATED FINANCIAL STATEMENTS

As at December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023

(Stated in US dollars)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of Gentor Resources Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Gentor Resources Inc. (the "Company") as of December 31, 2025 and 2024, and the related consolidated statements of (loss) income and comprehensive (loss) income, shareholders' deficiency, and cash flows for each of the years in the three-year period ended December 31, 2025, 2024, and 2023, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Material Uncertainty Related to Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and current liabilities exceed current assets (or had a working capital deficiency of $1.4 million) that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

knowing you.	2108 N. ST. #7535 Sacramento, CA 9581	An independent member of the Kreston Global network

Kreston GTA PC is a professional corporation registered in California, USA	krestongta.com

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

Critical Audit Matters

The critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole. We determined that there are no critical audit matters.

Kreston GTA LLP

We have served as the Company's auditor since 2019.

Markham, Ontario, Canada

April 29, 2026

GENTOR RESOURCES INC.

(An Exploration Stage Company)
CONSOLIDATED BALANCE SHEETS
(Stated in US dollars)

	As at	As at
	December 31, 2025	December 31, 2024
ASSETS
Current
Cash	$1,022	$1,558
Advances receivable (note 3)	-	2,851
Total current assets	1,022	4,409

Total assets	$1,022	$4,409

LIABILITIES
Current
Accounts payable	$59,232	$81,570
Accrued liabilities	62,280	63,445
Due to related parties (note 4)	1,271,090	1,065,313
Total current liabilities	1,392,602	1,210,328
Total liabilities	$1,392,602	$1,210,328

SHAREHOLDERS' DEFICIENCY
Authorized
500,000,000 Common Shares, $0.0008 per share par value (note 6a)
Issued and outstanding
38,906,742 Common Shares (December 31, 2024 - 38,906,742) (note 6b)	$31,125	$31,125
Additional paid-in capital	43,325,272	43,325,272
Deficit accumulated during the exploration stage	(44,747,977)	(44,562,316)
Total shareholders' deficiency	(1,391,580)	(1,205,919)

Total liabilities and shareholders' deficiency	$1,022	$4,409

Nature of operations and going concern (note 1)

Environmental contingency (note 9)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.

(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF (LOSS) INCOME AND COMPREHENSIVE (LOSS) INCOME
(Stated in US dollars)

	For the year	For the year	For the year
	ended December	ended December	ended December
	31, 2025	31, 2024	31, 2023
Expenses
Professional fees	$27,921	$44,323	$50,952
Employee benefits	135,866	137,673	142,971
Shareholder's information	15,760	14,375	11,304
General and administrative expenses	13,065	12,996	13,502
Accretion expense	-	-	898
Allowance for doubtful accounts	-	15,282	-
Net operating loss	(192,612)	(224,649)	(219,627)
Interest income	4	7,196	2
Foreign exchange (loss)/ gain	(3,538)	12,808	(2,058)
Writeback / adjustment of accounts payable and accrued liabilities	10,485	-	288,274
Net (loss) income and comprehensive (loss) income	$(185,661)	$(204,645)	$66,591

Net (loss) income and comprehensive (loss) income per share - basic	$(0.00)	$(0.01)	$0.00
Net (loss) income and comprehensive (loss) income per share - diluted	$(0.00)	$(0.01)	$0.00

Weighted average number of shares - basic	38,906,742	38,906,742	38,906,742
Weighted average number of shares - diluted	38,906,742	38,906,742	38,906,742

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.

(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Stated in US dollars)

		For the year	For the year
	For the year	ended	ended
	ended December	December 31,	December 31,
	31, 2025	2024	2023

Operating activities:
Net (loss) income	$(185,661)	$(204,645)	$66,591
Adjustments required to reconcile net (loss) income with net cash flows from operating activities
Accretion expense on government loan (note 5)	-	-	898
Writeback of accounts payable	(10,485)	-	(288,274)
Unrealized foreign exchange	-	-	8,358
Allowance for doubtful accounts	-	15,282	-
Changes in non-cash working capital balances
Due to related parties	284,944	170,683	88,665
Advances receivable	2,851	858	(3,709)
Accounts payable	(11,853)	(25,642)	(8,764)
Accrued liabilities	(80,332)	45,193	34,905
Cash (used) generated by operating activities	(536)	1,729	(101,330)

Financing activities
Due to related parties	-	-	118,230
Loan repayment	-	(26,874)	-
Cash flows from financing activities	-	(26,874)	118,230

Net cash (outflow) inflow	(536)	(25,145)	16,900
Cash, beginning of the year	1,558	26,703	9,803
Cash, end of the year	$1,022	$1,558	$26,703

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC.

(An Exploration Stage Company)
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' DEFICIENCY
(Stated in US dollars)

	Number of	Common	Additional		Total
	common	shares	paid-in	Accumulated	shareholders'
	shares	amount	capital	deficit	deficiency
Balance at January 1, 2023	38,906,742	$31,125	$43,325,272	$(44,424,262)	$(1,067,865)
Net income for the year	-	-	-	66,591	66,591
Balance at December 31, 2023	38,906,742	$31,125	$43,325,272	$(44,357,671)	$(1,001,274)
Net loss for the year	-	-	-	(204,645)	(204,645)
Balance at December 31, 2024	38,906,742	$31,125	$43,325,272	$(44,562,316)	$(1,205,919)
Net loss for the year	-	-	-	(185,661)	(185,661)
Balance at December 31, 2025	38,906,742	$31,125	$43,325,272	$(44,747,977)	$(1,391,580)

See accompanying notes to the consolidated financial statements

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

1. NATURE OF OPERATIONS AND GOING CONCERN

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

GOING CONCERN

The accompanying audited consolidated financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.  For the year ended December 31, 2025, the Company had a net loss and comprehensive loss of $185,661 (2024 - net loss and comprehensive loss of  $204,645 and 2023 - net income and comprehensive income of  $66,591, repectively). The Company also had a deficit accumulated during the exploration stage of $44,747,977 as at December 31, 2025 (December 31, 2024 - $44,562,316), and a working capital deficiency of $1,391,580 as at December 31, 2025 (December 31, 2024 - working capital deficiency of $1,205,919).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

a) BASIS OF CONSOLIDATION

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

e) USE OF ESTIMATES

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

f) FAIR VALUE OF FINANCIAL INSTRUMENTS

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor's carrying amount or exchange amount. Financial instruments consist of cash, accounts payables, accrued liabilities,  advances receiveable, due to related parties.

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

Derivative Financial Instruments

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

The Company reviews the terms of its equity instruments and other financing arrangements to determine whether or not there are embedded derivative instruments that are required to be accounted for separately as a derivative financial instrument. Also, in connection with the issuance of financing instruments, the Company may issue freestanding options or warrants that may, depending on their terms, be accounted for as derivative instrument liabilities, rather than as equity. The Company may also issue options or warrants to non-employees in connection with consulting or other services.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

h) (LOSS) INCOME PER SHARE

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

i) ACCOUNTING PRONOUNCEMENTS NOT YET EFFECTIVE

Certain new standards, interpretations, amendments and improvements to existing standards were issued that are mandatory for accounting periods beginning on or after January 1, 2025.  For the year ended December 31, 2025, there were no updates that are applicable or are consequential to the Company.

3. ADVANCES RECEIVABLE

The advances receivable as at December 31, 2025 included $nil of prepaid expenses and $nil of an unsecured loan from third party (December 31, 2024 - $2,851 and an allowance for doubtful accounts of $15,282 was recorded reducing the loan balance to $nil as a result of uncertainties surrounding the recoverability of this loan).

4. RELATED PARTY TRANSACTIONS

As of December 31, 2025, an amount of $719,331 (December 31, 2024 - $633,465) was owed to Arnold Kondrat, a director, Chief Executive Officer and President of the Company, which includes both salary and management fees in arrears and advances.

As of December 31, 2025, an amount of $422,592 was owed to Loncor Gold Inc. (December 31, 2024 - $352,681), a company with common directors, in relation to the payment of common general and administrative expenses.

As of December 31, 2025, an amount of $129,167 was owed to Donat Madilo (December 31, 2024 - $79,167), Chief Financial Officer of the Company, which includes salary in arrears.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

On January 1, 2021, the outstanding balance of the CEBA LOC automatically converted to a 2-year interest free term loan ("CEBA Term Loan"). The CEBA Term Loan may be repaid at any time without notice or the payment of any penalty. If 75% of the CEBA Term Loan is repaid on or before December 31, 2023, the repayment of the remining 25% of such CEBA Term Loan shall be forgiven. The amount of the CEBA Term Loan outstanding on January 18, 2024 shall bear an interest rate of 5% per annum and shall be repayable in full by December 2025.

The Company recorded the CEBA LOC upon initial recognition at its fair value of $23,584 (Cdn$32,906) as at May 5th, 2020 using an effective interest rate of 3.45%. The difference of $5,084 between the fair value and the total amount of the CEBA LOC received has been recorded as a fair value gain on loans advanced in the consolidated statement of (loss) income and comprehensive (loss) income. During the year ended December 31, 2025, interest of $nil has been accreted on the CEBA LOC and is included  in the consolidated statement of (loss) income and comprehensive (loss) income (years ended December 31, 2024 and 2023 - $nil and $898, respectively).The CEBA LOC was fully repaid in 2024.

6. SHARE CAPITAL

a) Authorized Share Capital

The authorized share capital of the Company consists of 500,000,000 common shares with a par value of $0.0008 per share. Each common share entitles the holder to one vote and no holder of the common shares shall be entitled to any right of cumulative voting.

b) Issued Share Capital

As of December 31, 2025, the Company had 38,906,742 issued and outstanding common shares (December 31, 2024 - 38,906,742).

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

In June 2019, 1,000,000 stock options were granted under the Plan to the Company's officers and directors. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date. These options expired in June 2024.

In July 2019, 40,000 stock options were granted under the Plan. Each such stock option entitles the holder to purchase one common share of the Company at a purchase price of $0.05 (Cdn$0.065) for a period of 5 years. The options vested on the four month anniversary of the grant date. These options expired in July  2024.

The following table summarizes the stock option information for the years ended December 31, 2025 and 2024:

			Weighted	Weighted average
		Weighted	average	remaining
	Number of	average exercise	fair value	contractual life (in
	options	price ($Cdn)	($Cdn)	years)
Closing Balance, December 31, 2023	1,040,000	0.065	0.065	0.51
Expired	(1,040,000)	0.065
Closing Balance, December 31, 2024	-	-	-	-
Closing Balance, December 31, 2025	-	-	-	-

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

(iii) Expected life: 5 years; and

(iv) Expected dividends: $nil

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

d) (Loss) Income Per Share

Basic (loss) income per share was calculated on the basis of the weighted average number of common shares outstanding for the year ended December 31, 2025, amounting to 38,906,742 common shares (years ended December 31, 2024 and 2023 - 38,906,742).

For the years ended December 31, 2024 and 2023, the income calculation excludes, respectively, the nil and 1,040,000 stock options since the trading price of those common shares was below the exercise price of such stock options.

7. INCOME TAXES

a) The reconciliation of income taxes at statutory income tax rates in the United States of 21% (2024 - 21% and 2023  - 21%) to the income tax expense is as follows:

Year ended December 31,	2025	2024	2023
	$	$	$
Gain(Loss) for the year before income tax	(189,199)	(191,837)	53,976

Expected income tax recovery based on statutory rate	(40,000)	(40,000)	11,000
Adjustment to expected income tax benefit:
Permanent differences	743	(2,690)	-
Change in tax rate		-	-
Change in benefit of tax assets not recognized	228,456	234,527	(64,976)
Income tax charge / benefit	-	-	-

b) Deferred income tax

Deferred income tax assets have not been recognized in respect of the following deductible temporary differences:

Year ended December 31,	2025	2024
	$	$
Non-capital loss carryforwards	14,857,000	14,668,000
Capital loss carryforwards	25,540,000	25,540,000
Capital assets	108,000	108,000
Other	65,000	65,000
Total deferred tax assets	40,570,000	40,381,000
Valuation allowance	(40,570,000)	(40,381,000)
Total	-	-

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

The Company has non-capital losses in the United States of approximately $14.86 million available, which may be applied against future taxable income and which expire as follows:

Year of	Amount
expire

2025	76,000
2026	224,000
2027	1,874,000
2028	3,340,000
2029	504,000
2030	1,017,000
2031	1,810,000
2032	1,690,000
2033	865,000
2034	667,000
2035	520,000
2036	238,000
2037	276,000
Indefinite	1,756,000

14,857,000

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

The following table indicates the impact of foreign currency risk on net working capital as at December 31, 2025. The table below also provides a sensitivity analysis of a 10 percent strengthening of the US dollar against the Canadian dollar which would have increased (decreased) the Company's net (loss) income by the amounts shown in the table below. A 10 percent weakening of the US dollar against the Canadian dollar would have had an equal but opposite effect as at the year ending December 31, 2025, 2024 and 2023.

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023
	Canadian	Canadian	Canadian
	Dollars	Dollars	Dollars
	2025	2024	2023
Cash	$728	1,723	32,733
Accounts payable	(72,262)	(87,597)	(49,300)
Loan	-	-	(40,000)
Total foreign currency working capital	(71,534)	(85,874)	(56,567)
US$ exchange rate	0.7296	0.6950	0.7561
Total foreign currency net working capital in US$	(52,191)	(59,683)	(42,770)
Impact of a 10% strengthening of the US$ on net loss	(5,219)	(5,968)	(4,277)

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

e) DISCLOSURES OF FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

The Company's financial assets and liabilities are carried at amortised cost and belong to Level 2 of the fair value hierarchy. During the year ended December 31, 2025, there were no transfers between levels of the fair value hierarchy. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

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

GENTOR RESOURCES INC. (An Exploration Stage Company) NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Stated in US dollars) For the years ended December 31, 2025, 2024 and 2023

10. SUBSEQUENT EVENTS

Subsequent to the year end, Arnold Kondrat ("Kondrat"), the Chief Executive Officer, President and a director of the Company, agreed to waive $633,465 of accrued but unpaid salary. This waiver reduces the Company's outstanding liabilities and will be recognized as a contribution to equity.

Also subsequent to the year end, Kondrat acquired from Loncor Gold Inc. ("Loncor") the full amount owed by the Company to Loncor ($422,592 - see Note 4), such that such amount is now due to Kondrat.